

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)



10015080



Ref : BC/GH/CPP/09/093

BY AIRMAIL

31st December, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

dlw 1/20

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie PS Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 31st December, 2009 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Circular dated 31st December, 2009, Proxy Form and Special General Meeting Notice

Date : 31st December, 2009

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. POKPHAND CO. LTD. (the "**Company**") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 25 January 2010 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, of which the resolutions set out as Resolutions 1, 2 and 3 will be proposed as ordinary resolutions (with or without modifications) and the resolutions set out as Resolutions 4 and 5 will be proposed as special resolutions of the Company:

ORDINARY RESOLUTIONS

(1) "**THAT**, contingent upon the passing of the resolutions set out as Resolutions 2 and 3 (as ordinary resolutions) and Resolutions 4 and 5 (as special resolutions) in the notice convening this meeting:

(i) the acquisition agreement dated 11 December 2009 (the "**Acquisition Agreement**") (a copy of which is produced to the meeting marked "A" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL (as defined in the circular of the Company dated 31 December 2009, a copy of which is produced to the meeting marked "B" and initialed by the chairman of the meeting for identification purpose (the "**Circular**")) pursuant to which the Company has agreed to acquire the CPI Interests (as defined in the Circular) (the "**Acquisition**") and to issue the Consideration Shares (as defined in the Circular) and the Convertible Preference Shares (as defined in the Circular) as consideration for the Acquisition, in accordance with the terms and conditions of the Acquisition Agreement, and the transactions contemplated under the Acquisition Agreement (including the Transitional Arrangements (as defined in the Circular)) and the implementation thereof be and are hereby confirmed, approved and ratified;

(ii) the issue of Consideration Shares to OSIL (and/or such other person(s) as it may nominate) in satisfaction of the total Consideration (as defined in the Circular) of HK$5,382,000,000 (subject to possible deduction if the Intercompany Debt (as defined in the Circular) is not fully repaid), in the following manner:

(a) HK$886,908,917 to be satisfied by the allotment and issuance of 2,724,758,578 new CPP Shares (as defined in the Circular), credited as fully paid at an issue price of HK$0.3255 per CPP Share;

(b) HK$2,155,091,083 to be satisfied by the allotment and issuance of 6,620,863,542 Convertible Preference Shares credited as fully paid at an issue price of HK$0.3255 per Convertible Preference Share; and

(c) HK$2,340,000,000 to be satisfied (on a deferred basis, full details of which are specified in the Circular) upon determination and/or settlement of the Intercompany Debt (as defined in the Circular), by the allotment and issuance of up to an aggregate 7,188,940,092 Consideration Shares at an issue price of HK$0.3255 per new CPP Share or (as the case may be) per Convertible Preference Share,

be and are hereby confirmed, approved and ratified; and

(iii) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents (with or without the affixation of the common seal but to be countersigned by the secretary of the Company or by another director of the Company if the common seal of the Company is required to be affixed thereto), instructions and agreements and to do all such acts and things deemed by him to be incidental to, ancillary to, or in connection with the matters contemplated under this resolution."

(2) "**THAT**, contingent upon the passing of the resolutions set out in Resolutions 1 and 3 (as ordinary resolutions) and Resolutions 4 and 5 (as special resolutions) in the notice convening this meeting, the grant of a specific mandate for the allotment and issue of the Consideration Shares (as defined in the circular of the Company dated 31 December 2009 (the "**Circular**")), the Convertible Preference Shares (as defined in the Circular) and the CPS Conversion Shares (as defined in the Circular) be and is hereby approved."

(3) "**THAT**, contingent upon the passing of the resolutions set out in Resolutions 1 and 2 (as ordinary resolutions) and Resolutions 4 and 5 (as special resolutions) in the notice convening this meeting,

(i) the Master CPP Supply Agreement (as defined in the circular of the Company dated 31 December 2009 (the "**Circular**") and a copy of which is produced to the meeting marked "C" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL (as defined in the Circular) in relation to the supply of various feed-related products produced or procured by the New CPP Group (as defined in the Circular) such as animal feed, chlortetracycline, animal drugs and feed raw materials to the OSIL Group (as defined in the Circular) in accordance with the terms and conditions of the Master CPP Supply Agreement, and the transactions contemplated thereunder, be and are hereby confirmed, approved and ratified;

(ii) the proposed annual caps in relation to the transactions under the Master CPP Supply Agreement from the period commencing on the date on which the Master CPP Supply Agreement becomes effective to 31 December 2010, and for the years ending 31 December 2011 and 2012 as set out in more details in the Circular, be and are hereby approved;

(iii) the Master CPP Purchase Agreement (as defined in the Circular and a copy of which is produced to the meeting marked "D" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL in relation to the purchase of L-Lysine and edible oil from the OSIL Group in accordance with the terms and conditions of the Master CPP Purchase Agreement, and the transactions contemplated thereunder, be and are hereby confirmed, approved and ratified;

(iv) the proposed annual caps in relation to the transactions under the Master CPP Purchase Agreement from the period commencing on the date on which the Master CPP Purchase Agreement becomes effective to 31 December 2010, and for the years ending 31 December 2011 and 2012 as set out in more details in the Circular, be and are hereby approved;

(v) the Master Business Carve-out Agreement (as defined in the Circular and a copy of which is produced to the meeting marked "E" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL in relation to the lease/grant of right to use certain fixed assets to the OSIL Group for its non-feed production activities in accordance with the terms and conditions of the Master Business Carve-out Agreement, and the transactions contemplated thereunder, be and are hereby confirmed, approved and ratified;

(vi) the proposed annual caps in relation to the transactions under the Master Business Carve-out Agreement from the period commencing on the date on which the Master Business Carve-out Agreement becomes effective to 31 December 2010, and for the years ending 31 December 2011 and 2012 as set out in more details in the Circular, be and are hereby approved; and

(vii) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents (with or without the affixation of the common seal but to be countersigned by the secretary of the Company or by another director of the Company if the common seal of the Company is required to be affixed thereto), instructions and agreements and to do all such acts and things deemed by him to be incidental to, ancillary to, or in connection with the matters contemplated under this resolution."

SPECIAL RESOLUTIONS

(4) "**THAT**:

(i) the authorised share capital of the Company be increased from US$150,000,000 divided into 15,000,000,000 ordinary shares of US$0.01 each to US$500,000,000, divided into 30,000,000,000 ordinary shares of US$0.01 each and 20,000,000,000 restricted voting convertible preference shares of US$0.01 each, by the creation of an additional 15,000,000,000 new ordinary shares of US$0.01 each and 20,000,000,000 new restricted voting convertible preference shares of US$0.01 each; and

(ii) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents (with or without the affixation of the common seal but to be countersigned by the secretary of the Company or by another director of the Company if the common seal of the Company is required to be affixed thereto), instructions and agreements and to do all such acts and things deemed by him to be incidental to, ancillary to, or in connection with the matters contemplated under this resolution."

(5) "**THAT** the Bye-Laws of the Company be and are hereby amended in the following manner:

(i) by the insertion of a new Bye-Law 3(A) as follows (with existing Bye-Laws 3(A) and 3(B) to be renumbered as 3(B) and 3(C) respectively):

"The share capital of the Company is divided into 30,000,000,000 ordinary shares of US$0.01 each and 20,000,000,000 restricted voting convertible preference shares of US$0.01 each (the "**Convertible Preference Shares**"). The Convertible Preference Shares shall confer on the holders thereof the respective rights and privileges, and shall be subject to the respective restrictions, as set out in Bye-Law 5"; and

(ii) by inserting (a) a new heading "Convertible Preference Shares" and (b) a new Bye-Law 5 (with existing Bye-Laws 4 and 5, appearing under the heading "Share Rights", to be re-numbered as 4(A) and 4(B) respectively), immediately after the re-numbered Bye-Law 4(B) of the Bye-Laws, as follows:

CONVERTIBLE PREFERENCE SHARES

5. (A) Definitions

Unless the contrary intention appears:

"Alternative Stock Exchange"	means any stock exchange other than the Exchange on which the Ordinary Shares, if not then listed on the Exchange, are listed;
"Business Day"	means a day (excluding Saturday, Sunday or a day on which typhoon signal no.8 or a "black" rainstorm warning is hoisted in Hong Kong) on which licensed banks are generally open for business in Bermuda and Hong Kong;
"CCASS"	means the Central Clearing and Settlement System established and operated by HKSCC;
"CCASS Clearing Participant"	means a person admitted to participate in CCASS as a direct clearing participant or general clearing participant;
"CCASS Custodian Participant"	means a person admitted to participate in CCASS as a custodian participant;
"CCASS Investor Participant"	means a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation;
"CCASS Participant"	means a CCASS Clearing Participant, CCASS Custodian Participant or a CCASS Investor Participant;
"Conversion Date"	means the Business Day immediately following the date of surrender of the certificate in respect of the relevant Convertible Preference Shares and delivery of an effective Conversion Notice pursuant to Bye-Law 5(F);

"Conversion Event"	means the conversion of Convertible Preference Shares by a Convertible Preference Shareholder pursuant to Bye-Law 5(F)(i);
"Conversion Notice"	means a notice served by any Convertible Preference Shareholder from time to time stating that such Convertible Preference Shareholder wishes to exercise the Conversion Right in respect of one or more Convertible Preference Shares held by such Convertible Preference Shareholder;
"Conversion Price"	means as of any Conversion Date, the Issue Price, as adjusted from time to time in accordance with Bye-Law 5(G);
"Conversion Rate"	means the rate for conversion of the Convertible Preference Shares into Ordinary Shares as determined in accordance with Bye-Law 5(F)(iii);
"Conversion Right"	means the right, subject to the provisions of Bye-Law 5(F), of Convertible Preference Shareholders to convert any Convertible Preference Share into Ordinary Shares;
"Convertible Preference Shareholder"	means a registered holder of Convertible Preference Share(s), from time to time;
"Convertible Preference Shares"	means the unlisted restricted voting convertible preference shares of US$0.01 each in the capital of the Company, the rights of which are set out in this Bye-Law 5;
"Converting Shareholder"	means a Convertible Preference Shareholder all or some of whose Convertible Preference Shares are being or have been converted into Ordinary Shares;
"CPS Register"	means has the meaning given to it in Bye-Law 5(I)(i);
"Exchange"	means The Stock Exchange of Hong Kong Limited;

"HKSCC"	means Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited;
"Independent Financial Adviser"	means an independent investment bank of international repute reasonably selected by the Company and acting as an expert;
"Issue Date"	means the date of allotment and issue of the Convertible Preference Shares;
"Issue Price"	means HK$0.3255 per Convertible Preference Share;
"Ordinary Shares"	means ordinary shares of US$0.01 each in the capital of the Company or, if there has been a sub-division, consolidation, re-classification or re-construction of the ordinary share capital of the Company, such ordinary shares forming part of the ordinary equity share capital of the Company of such other nominal amount as shall result from any such sub-division, consolidation, re-classification or reconstruction;
"Public Float Requirement"	means the requirement under the Listing Rules applicable to the Company that not less than a specified percentage of the Ordinary Shares which are listed on the Exchange shall be held by the public for the purpose of the Listing Rules;
"Record Date"	means the date and time by which a subscriber or transferee of securities of the class in question would have to be registered in order to participate in the relevant distribution or rights; and
"Trading Day"	means any day on which the Exchange (or the Alternative Stock Exchange, as the case may be) is open for the business of dealing in securities.

The Convertible Preference Shares shall confer on the Convertible Preference Shareholders the following rights and privileges, subject to the following restrictions and provisions.

(B) Dividend

Each Convertible Preference Share shall confer on the holder thereof the right to receive, out of the funds of the Company available for distribution and resolved to be distributed, dividend pari passu with holders of Ordinary Shares on the basis of the number of Ordinary Share(s) into which each Convertible Preference Share may be converted in accordance with Bye-Law 5(F) and on an as converted basis.

(C) Distribution of Assets

On a distribution of assets on liquidation, winding-up or dissolution of the Company (but not on conversion of Convertible Preference Shares or any repurchase by the Company of Convertible Preference Shares or Ordinary Shares), the assets and funds of the Company available for distribution among the members of the Company shall, subject to applicable laws, be applied in the following priority:

(i) firstly, in paying to the Convertible Preference Shareholders, pari passu as between themselves by reference to the aggregate nominal amounts of the Convertible Preference Shares held by them respectively, an amount equal to, respectively, the aggregate of the Issue Price of all of the Convertible Preference Shares held by them respectively; and

(ii) secondly, the balance of such assets shall be distributed on a pari passu basis among the holders of any class of shares in the capital of the Company other than the Convertible Preference Shares and other than any shares which are not entitled to participate of such assets, by reference to the aggregate nominal amounts paid up on the shares held by them respectively; and

(iii) the remaining balance of such assets shall belong to and be distributed on a pari passu basis among the holders of any class of shares including the Convertible Preference Shares, other than any other shares not entitled to participate in such assets, by reference to the aggregate nominal amount of shares held by them respectively.

(D) Ranking of the Convertible Preference Shares

The Company shall not (unless such sanction has been given by the Convertible Preference Shareholders as would be required for a variation of the special rights attaching to the Convertible Preference Shares or unless otherwise provided in these Bye-Laws) create or issue any shares ranking, as regards order in the participation in the profits of the Company or in the assets of the Company on a winding-up or otherwise, senior and in priority to the Convertible Preference Shares.

(E) Voting

(i) The Convertible Preference Shares shall not confer on the Convertible Preference Shareholders the right to attend and vote at a general meeting of the Company, unless a resolution is to be proposed at a general meeting for winding-up of the Company or a resolution is to be proposed which if passed would (subject to any consents required for such purpose being obtained) vary or abrogate the rights or privileges of the Convertible Preference Shareholders or vary the restrictions to which the Convertible Preference Shareholders are subject, in which event the Convertible Preference Shares shall confer on the Convertible Preference Shareholders the right to attend and vote at that general meeting, save that such Convertible Preference Shareholders may not vote upon any business dealt with at such general meeting except the election of a Chairman, any motion for adjournment and the resolution for winding-up or the resolution which if passed would (subject to any consents required for such purpose being obtained) so vary or abrogate the rights and privileges of the Convertible Preference Shareholders or vary the restrictions to which the Convertible Preference Shareholders are subject.

(ii) Where Convertible Preference Shareholders are entitled to vote on any resolution, at the relevant general meeting or class meeting, on a show of hands every Convertible Preference Shareholder who is present in person or by proxy or (being a corporation) by a representative shall have one vote, and on a poll, every Convertible Preference Shareholder who is present in person or by proxy or (being a corporation) by a representative shall have one vote for each Ordinary Share into which the Convertible Preference Shares held by him would be converted based on a Conversion Date for such Convertible Preference Shares being a date 2 days preceding the date of such general meeting or class meeting.

(F) Conversion

(i) The Convertible Preference Shares shall be convertible at the option of the Convertible Preference Shareholder, at any time after the Issue Date and without the payment of any additional consideration therefor, into such number of fully-paid Ordinary Shares as determined in accordance with the then effective Conversion Rate, provided that no Conversion Right may be exercised, to the extent that following such exercise, the Company would fail to comply with the Public Float Requirement.

(ii) The number of Ordinary Shares to which a Converting Shareholder shall be entitled upon conversion following a Conversion Event shall be the number obtained by multiplying the Conversion Rate then in effect by the number of Convertible Preference Shares being converted.

(iii) The Conversion Rate of each Convertible Preference Share shall be determined by dividing the Issue Price of each Convertible Preference Share by the Conversion Price in effect at the time of conversion provided that the Conversion Price shall not be less than the then subsisting nominal value of an Ordinary Share into which such Convertible Preference Share is convertible.

(iv) (aa) Any Convertible Preference Shareholder who wishes to convert one or more Convertible Preference Shares held by it pursuant to Bye-Law 5(F)(i) shall deliver to the Company at its principal place of business in Hong Kong a Conversion Notice. The Conversion Notice shall be deemed to have been served on the fifth (5th) Business Day following the day of posting if sent by registered post (for pre-paid airmail if posted from outside Hong Kong).

(bb) The relevant Convertible Preference Shareholder shall deliver to the Company at its principal place of business in Hong Kong for surrender the certificate(s) evidencing the Convertible Preference Shares to be converted or, if such certificates have been lost or destroyed, such evidence of title as the Company may reasonably require, at the same time and together with the Conversion Notice given by such Convertible Preference Shareholder pursuant to Bye-Law 5(F)(iv)(aa) above.

(cc) Upon delivery of the Conversion Notice and the certificate(s) evidencing the Convertible Preference Shares to be converted by the holder thereof to the Company, the Company shall promptly and, in any event no later than five (5) Business Days after the date of receipt of such Conversion Notice and certificate(s):

(1) issue and deliver to such Convertible Preference Shareholder (a) certificate(s) for the number of Ordinary Shares into which the Convertible Preference Shares are converted in the name as shown on the certificate(s) evidencing the Convertible Preference Shares so surrendered to the Company; or

(2) (if so instructed by the Converting Shareholder in the Conversion Notice) issue in the name of HKSCC Nominee Limited, cause to be deposited into CCASS and credited into the CCASS Investor Participant stock account or the stock account of the designated CCASS Participant as instructed in the Conversion Notice such number of Ordinary Shares into which the Convertible Preference Shares are converted,

in each case together with cash in lieu of any fraction of an Ordinary Share in accordance with Bye-Law 5(F)(vi).

(v) The Company shall ensure that at all times there is a sufficient number of unissued Ordinary Shares in its authorized share capital to be issued in satisfaction of the Conversion Rights of Convertible Preference Shares.

(vi) No fraction of an Ordinary Share arising on conversion will be allotted to the Converting Shareholder of the relevant Convertible Preference Share(s) otherwise entitled thereto but such fractions will, when practicable, be aggregated and sold and the net proceeds of sale will then be distributed pro rata among such Convertible Preference Shareholders unless in respect of any holding of relevant Convertible Preference Shares the amount to be so distributed would be less than HK$100 (or its equivalent in another currency at a prevailing exchange rate selected by the Directors), in which case such amount will not be so distributed but will be retained for the benefit of the Company. Unless otherwise agreed between the Company and a Converting Shareholder, if more than one Convertible Preference Share shall fail to be converted pursuant to any one Conversion Notice, the number of Ordinary Shares to be issued upon conversion shall be calculated on the basis of the aggregate Issue Price of the relevant Convertible Preference Shares. For the purpose of implementing the provisions of this sub-paragraph, the Company may appoint some person to execute transfers, renunciations or other documents on behalf of persons entitled to any such fraction and generally may make all arrangements which appear to it to be necessary or appropriate for the settlement and disposal of fractional entitlements.

(vii) Notwithstanding anything to the contrary herein, if the issue of Ordinary Shares following the exercise by a Convertible Preference Shareholder of the Conversion Rights relating to any of the Convertible Preference Shares held by such Convertible Preference Shareholder would result in the Company not meeting the Public Float Requirement immediately after the conversion, then the number of Ordinary Shares to be issued pursuant to such conversion shall be limited to the maximum number of Shares issuable by the Company which would not in the reasonable opinion of the Company result in a breach of the Public Float Requirement and the balance of the Conversion Rights attached to the Convertible Preference Shares which the Convertible Preference Shareholder sought to convert shall be suspended until such time when the Company is able to issue new Ordinary Shares in satisfaction of the exercise of the said balance of Conversion Rights and at the same time comply with the Public Float Requirement.

(viii) In the event that Bye-Law 5(F)(vii) above shall affect the exercise of the Conversion Right of any Convertible Preference Shareholder, the Company shall use reasonable endeavours to procure that there will be a sufficient number of Ordinary Shares in public hands so that all Convertible Preference Shares suspended from conversion may be converted as soon as practicable without causing the Company to breach the Public Float Requirement.

(G) Conversion Price Adjustments

(i) The Conversion Price shall from time to time be adjusted in accordance with the following relevant provisions and so that if the event giving rise to any such adjustment shall be such as would be capable of falling within more than one of Bye-Law 5(G)(i)(aa) to (ff) inclusive, it shall fall within the first of the applicable clauses to the exclusion of the remaining provisions:

(aa) if and whenever the Ordinary Shares by reason of any consolidation or sub-division or reclassification become of a different nominal amount, the Conversion Price in force immediately prior thereto shall be adjusted by multiplying it by the revised nominal amount and dividing the result by the former nominal amount. Each such adjustment shall be effective from the close of business in Hong Kong on the day immediately preceding the date on which the consolidation or sub-division or reclassification becomes effective;

(bb) if and whenever the Company shall:

(1) issue (other than in lieu of a cash dividend) any Ordinary Shares credited as fully paid by way of capitalisation of profits or reserves or issue any Ordinary Shares credited as fully paid bonus shares by applying the share premium account; or

(2) issue Ordinary Shares paid out of distributable profits or reserves issued in lieu of the whole or any part of a cash dividend, being a dividend which the holders of the Ordinary Shares concerned would or could otherwise have received but only to the extent that the market value of such Ordinary Shares exceeds 110% of the amount of dividend which holders of the Ordinary Shares could elect to or would otherwise receive in cash and which would not have constituted a capital distribution (as defined in Bye-Law 5(G)(ii)) (for which purpose the "**market value**" of an Ordinary Share shall mean the average of the closing prices published in the Exchange's daily quotation sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) for one Ordinary Share for the five (5) Trading Days ending on the last Trading Day immediately preceding the last day on which holders of Ordinary Shares may elect to receive or (as the case may be) not to receive the relevant dividend in cash),

then the Conversion Price in force immediately prior to such issue shall be adjusted by multiplying it by the aggregate nominal amount of the issued Ordinary Shares immediately before such issued and dividing the result by the sum of such aggregate nominal amount and the aggregate nominal amount of the Ordinary Shares issued in such capitalisation. Each such adjustment shall be effective (if appropriate, retrospectively) from the commencement of the day next following the record date for such issue;

(cc) if and whenever the Company shall make any capital distribution to holders (in their capacity as such) of Ordinary Shares (whether on a reduction of capital or otherwise) or shall grant to such holders rights to acquire for cash assets of the Company or any of its subsidiaries, the Conversion Price in force immediately prior to such distribution or grant shall be adjusted by multiplying it by the following fraction:

$$\frac{A - B}{A}$$

where:

A = the closing price published in the Exchange's Daily Quotation Sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) in respect of one Ordinary Share on the Trading Day immediately preceding the date on which the capital distribution or, as the case may be, the grant is publicly announced or (failing any such announcement) immediately preceding the date of the capital distribution or, as the case may be, of the grant; and

B = the fair market value on the day of such announcement or failing any such announcement, the date of the capital distribution or the grant, as the case may be, as determined in good faith by the Independent Financial Adviser, of the portion of the capital distribution or of such rights which is/ are attributable to one Ordinary Share,

Provided that:

(1) if, in the opinion of the relevant Independent Financial Adviser, the use of the fair market value as aforesaid produces a result which is significantly inequitable, the Independent Financial Adviser may instead determine (and in such event the above formula shall be construed as if B meant) the amount of the closing price published in the Exchange's daily quotation sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) of one Ordinary Share which should properly be attributed to the value of the capital distribution or rights; and

(2) this Bye-Law 5(G)(i)(cc) shall not apply in relation to the issue of Ordinary Shares paid out of profits or reserves and issued in lieu of a cash dividend. Each such adjustment shall be effective (if appropriate, retrospectively) from the commencement of the day following the record date for the capital distribution or grant;

(dd) if and whenever the Company shall offer to all holders of Ordinary Shares new Ordinary Shares for subscription by way of rights, or shall grant to all holders of Ordinary Shares any options or warrants to subscribe for new Ordinary Shares, at a price per new Ordinary Share which is less than 90% of the market price at the date of the announcement of the terms of the offer or grant

(whether or not such offer to grant is subject to the approval of the holders of Ordinary Shares or other persons), the Conversion Price in force immediately before the date of the announcement of such offer or grant shall be adjusted by multiplying it by the following fraction:

$$\frac{G + H}{G + I}$$

where:

G = the number of Ordinary Shares in issue immediately before the date of such announcement;

H = the number of Ordinary Shares which the aggregate of the two following amounts would purchase at such market price:

(1) the total amount (if any) payable for the rights, options or warrants being offered or granted; and

(2) the total amount payable for all of the new Ordinary Shares being offered for subscription or comprised in the rights, options or warrants being granted; and

I = the aggregate number of Ordinary Shares being offered for subscription or comprised in the rights, options or warrants being granted.

Such adjustment shall become effective (if appropriate retroactively) from the commencement of the day next following the record date for the relevant offer or grant;

(ee) (1) if and whenever the Company or any of its subsidiaries shall issue wholly for cash any securities which by their terms are convertible into or exchangeable for or carry rights of subscription for new Ordinary Shares, and the total Effective Consideration per new Ordinary Share initially receivable for such securities is less than the Conversion Price in force at the date of the announcement of the terms of issue of such securities (whether or not such issue is subject to the approval of the holders of Ordinary Shares or other persons), the Conversion Price in force immediately prior to such announcement shall be adjusted to a price equal to the total Effective Consideration per new Ordinary Share initially receivable for such securities.

Such adjustment shall become effective (if appropriate retroactively) from the close of business on the Business Day immediately preceding the date on which the issue is announced or the date on which the issuer of the relevant securities determines the conversion or exchange rate or subscription price in respect of such securities (whichever is earlier).

(2) If and whenever the rights of conversion or exchange or subscription attaching to any such securities as are mentioned in Bye-Law 5(G)(i)(ee)(1) are modified so that the total Effective Consideration per new Ordinary Share initially receivable for such securities shall be less than the Conversion Price in force at the date of announcement of the proposal to modify such rights of conversion or exchange or subscription, the Conversion Price in force immediately prior to such announcement shall be adjusted to a price equal to the total Effective Consideration per new Ordinary Share receivable for such securities at the modified conversion or exchange rate or subscription price.

Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion or exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights or capitalisation issues and other events normally giving rise to adjustments of conversion, exchange or subscription terms.

(3) For the purposes of this Bye-Law 5(G)(i)(ee)(3):

(aaa) the "**total Effective Consideration**" receivable for the securities issued shall be deemed to be the aggregate consideration receivable by the issuer for such securities for the issue thereof plus the additional minimum consideration (if any) to be received by the issuer and/or the Company (if not the issuer) upon (and assuming) the full conversion or exchange thereof or the exercise in full of the subscription rights attaching thereto; and

(bbb) the "**total Effective Consideration per new Ordinary Share**" initially receivable for such securities shall be such aggregate consideration divided by the maximum number of new Ordinary Shares to be issued upon (and assuming) the full conversion or exchange thereof at

the initial conversion or exchange rate or the exercise in full of the subscription rights attaching thereto at the initial subscription price, in each case, without any deduction of any commissions, discounts or expenses paid, allowed or incurred in connection with the issue thereof;

(ff) If and whenever the Company makes an offer or invitation to holders of Ordinary Shares to tender for sale to the Company any Ordinary Shares or if the Company shall purchase any Ordinary Shares or securities convertible into Ordinary Shares or any rights to acquire Ordinary Shares (excluding any such purchase made on the Exchange or any Alternative Stock Exchange, as the case may be) and the Board considers that it may be appropriate to make an adjustment to the Conversion Price in force, at that time, the Board shall appoint an Independent Financial Adviser to consider whether, for any reason whatever as a result of such purchases, an adjustment should be made to the Conversion Price in force immediately prior to such purchases fairly and appropriately to reflect the relative interests of the persons affected by such purchases by the Company and, if the Independent Financial Adviser shall consider in its opinion that it is appropriate to make an adjustment to such Conversion Price, an adjustment to such Conversion Price shall be made in such manner as the Independent Financial Adviser shall certify to be, in its opinion, appropriate. Such adjustment shall become effective (if appropriate retroactively) from the close of business in Hong Kong on the Business Day next preceding the date on which such purchases by the Company are made.

(ii) For the purposes of Bye-Law 5(G)(i):

"**announcement**" shall include the release of an announcement to the press or the delivery or transmission by telephone, telex, facsimile transmission or otherwise of an announcement to the Exchange (or the Alternative Stock Exchange, as the case may be), "**date of announcement**" shall mean the date on which the announcement is first so released, delivered or transmitted and "**announce**" shall be construed accordingly;

"**capital distribution**" shall (without prejudice to the generality of that phrase) include distributions in cash or specie, and any dividend or distribution charged or provided for in the accounts for any financial period shall (whenever paid and however described) be deemed to be a capital distribution, provided that any such dividend shall not automatically be so deemed if:

(aa) it is paid out of the net profits (less losses) attributable to the holders of Ordinary Shares for all financial periods after that ended 31 December as shown in the audited consolidated profit and loss account of the Company and its subsidiaries for each such financial period; or

(bb) to the extent that (i) above does not apply, the rate of that dividend, together with all other dividends on the class of capital in question charged or provided for in the accounts for the financial period in question, does not exceed the aggregate rate of dividend on such class of capital charged or provided for in the accounts for the last preceding financial period. In computing such rates, such adjustments may be made as are in the opinion of the Independent Financial Adviser appropriate to the circumstances and shall be made in the event that the lengths of such period differ materially;

"**issue**" shall include allot;

"**market price**" means the average of the closing prices published in the Exchange's Daily Quotation Sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) for one Ordinary Share for the five (5) Trading Days ending on the last Trading Day immediately preceding the day on or as of which such price is to be ascertained PROVIDED THAT if at any time during the said five (5) Trading Days, the Share shall have been quoted ex-dividend and during some other part of that period, the Ordinary Shares shall have been quoted cum-dividend, then:

(aa) if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share; and

(bb) if the Ordinary Shares to be issued rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the amount of that dividend per Ordinary Share;

(iii) If the Conversion Price is adjusted with effect (retroactively or otherwise) from a date on or before the date on which the names of the Convertible Preference Shareholders whose Convertible Preference Shares are converted into Ordinary Shares pursuant hereto or the names of such other persons as they may direct are entered into the register of holders of Ordinary Shares of the Company and such Convertible Preference Shareholders' entitlement were arrived at on the basis of unadjusted Conversion Price, the Company shall procure that such number of Ordinary Shares which would have been required to be issued on conversion of such Convertible Preference Shares if the relevant adjustment had been given effect to as at the date of conversion shall be allotted and issued to such Convertible Preference Shareholders or such other persons as they may direct.

(iv) The provisions of Bye-Law 5(G)(i) shall not apply to:

(aa) an issue of fully-paid Ordinary Shares upon the exercise of any conversion rights attached to securities convertible into Ordinary Shares that exist at the Issue Date;

(bb) an issue of Ordinary Shares or other securities of the Company or any subsidiary wholly or partly convertible into, of carrying rights to acquire, Ordinary Shares to the directors or employees or the Company or any of its subsidiaries pursuant to an employee share option scheme adopted by the Company; and

(cc) an issue by the Company of Ordinary Shares or by the Company or its subsidiary of securities wholly or partly convertible into or carrying rights to acquire Ordinary Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business.

(v) Notwithstanding the provisions of Bye-Law 5(G)(i), in any circumstances where the Directors shall consider that an adjustment to the Conversion Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Conversion Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or at a different time from that provided for under the provisions, the Company may appoint the Independent Financial Adviser, to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if the Independent Financial Adviser shall consider this to be the case, the adjustment

shall be modified or nullified or an adjustment made instead of no adjustment in such manner including without limitation, making an adjustment calculated on a different basis and/or the adjustment shall take effect from such other date and/or time as shall be certified by the Independent Financial Adviser to be in its opinion appropriate.

(vi) Any adjustment to the Conversion Price shall be made to the nearest cent so that any amount under half a cent shall be rounded down and an amount of half a cent or more shall be rounded up and in no event shall any adjustment (otherwise than upon the consolidation of Ordinary Shares into shares of a larger nominal amount or upon a repurchase of Ordinary Shares) involve an increase in the Conversion Price.

(vii) No adjustment shall be made to the Conversion Price in any case in which the amount by which the same would be reduced in accordance with the foregoing provisions would be less than one cent.

(viii) Where the result of any act or transaction of the Company, having regard to the provisions of Bye-Law 5(G), would be to reduce the Conversion Price to below the nominal amount of an Ordinary Share, no adjustment to the Conversion Price shall be made pursuant to any of the relevant provisions of Bye-Law 5(G).

(ix) Whenever the Conversion Price is adjusted, the Company shall give notice to the Convertible Preference Shareholders that the Conversion Price has been adjusted (setting forth the event giving rise to the adjustment, the Conversion Price in effect prior to such adjustment, the adjusted Conversion Price and the effective date thereof).

(H) Redemption

The Convertible Preference Shares shall be non-redeemable by the Company or the holders thereof.

(I) Registration

(i) The Company shall maintain and keep a full and complete register ("**CPS Register**") as required by applicable laws for purposes of determining the Convertible Preference Shares in issue and the Convertible Preference Shareholders and recording any transfer, purchase, conversion and/or cancellation of the Convertible Preference Shares and the destruction of any replacement certificate in respect of the Convertible Preference Shares issued in substitution for any mutilated, defaced, lost, stolen or destroyed certificate in respect of the

Convertible Preference Shares and of sufficient identification details of all Convertible Preference Shareholders from time to time holding the Convertible Preference Shares.

(ii) As soon as practicable, and in any event not later than five (5) Business Days after the Conversion Date, the Company will register or procure that its agent register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Ordinary Shares in the CPS Register and will mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any property required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

(iii) Convertible Preference Shares which are converted will be cancelled by removal of the holder's name from the CPS Register on the relevant Registration Date (as defined in Bye-Law 5(I)(v) below).

(iv) If the Registration Date in relation to any Convertible Preference Share shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in this Bye-Law and the relevant Registration Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company will procure that the provisions of Bye-Law 5(I)(ii) above shall be applied mutatis mutandis to such number of Ordinary Shares as is equal to the excess of the number of Ordinary Shares which would have been required to be issued on conversion of such Convertible Preference Share if the relevant retroactive adjustment had been given effect as at the said Registration Date over the number of Ordinary Shares previously issued (or which the Company was previously bound to issue) pursuant to such conversion, and in such event and in respect of such number of Ordinary Shares references to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment becomes effective (disregarding the fact that it becomes effective retroactively).

(v) The person or persons specified for that purpose in the Conversion Notice will become the holder of record of the number of Ordinary Shares issuable upon conversion with effect from the date he is or they are registered as such in the CPS Register (the "**Registration Date**").

Save as set out in this Bye-Law 5(I), a holder of Ordinary Shares issued on conversion of Convertible Preference Shares shall not be entitled to any rights the Record Date for which precedes the relevant Registration Date.

(J) Undertakings

So long as any Convertible Preference Share remains capable of being converted into Ordinary Shares:

(i) the Company will use all reasonable endeavors (1) to maintain a listing for all the issued Ordinary Shares on the Exchange and (2) to obtain and maintain a listing for any Ordinary Shares issued upon conversion of the Convertible Preference Shares on the Exchange (or the Alternative Stock Exchange, as the case may be);

(ii) the Company will send to each Convertible Preference Shareholder, for their information, one copy of every circular, notice or other document sent to Members in the Company holding Ordinary Shares, at the same time as it is sent to such other Members;

(iii) the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice as may be given and the terms of any other securities for the time being in issue which are convertible into or have the right to subscribe shares in the Company;

(iv) the Company shall not without the consent of the Convertible Preference Shareholders as a class, obtained in the manner provided in the Bye-Laws, or unless otherwise permitted pursuant to the Bye-Laws modify, vary, alter or abrogate the rights attaching to the Convertible Preference Shares as a class; and

(v) the Company shall pay all fees, capital and stamp duties payable in Hong Kong, if any, in respect of the issue of Ordinary Shares upon conversion of any Convertible Preference Shares.

(K) Taxation

(i) All payments in respect of the Issue Price shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Hong Kong or any authority therein or thereof unless the withholding or deduction of such taxes, duties, assessments of governmental charges is required by law. In that

event, subject to the Company having sufficient profits available for distribution, the Company shall pay such additional amounts as may be necessary in order that the net amounts received by the Convertible Preference Shareholders after such withholding or deduction shall equal the respective amounts of Issue Price and nominal amount which would have been receivable in respect of the Convertible Preference Shares in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Convertible Preference Shareholder:

(aa) who is liable to such taxes, duties, assessment or governmental charges in respect of such Convertible Preference Shares by reason of his having some connection with Hong Kong other than by virtue of his being a Convertible Preference Shareholder; or

(bb) receiving such payment in Hong Kong and who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the Hong Kong tax authority but fails to do so.

(ii) To the extent that the Company shall have insufficient profits available for distribution in order to permit it to pay all or any of such additional amounts as aforesaid the amount of any shortfall shall be treated for all purposes as arrears of dividend.

(L) Payments

(i) Payment of all amounts in respect of the Convertible Preference Shares under the terms and conditions thereof shall be made on the due dates into such bank account in as the holder of the relevant Convertible Preference Share may notify the Company by at least seven (7) days' prior notice in writing from time to time. All payments made by the Company in respect of the Convertible Preference Shares pursuant to the terms and conditions of this Bye-Law 5 shall be made in Hong Kong dollars in immediately available funds.

(ii) If the due date for payment of any amount in respect of the Convertible Preference Shares is not a Business Day, the Convertible Preference Shareholder will be entitled to payment on the next following Business Day in the same manner together with interest accrued in respect of any such delay.

(iii) All payments or distributions with respect to Convertible Preference Shares held jointly by two or more persons shall be paid or made to

whichever of such persons is named first in the CPS Register and the making of any payment or distribution in accordance with this sub-paragraph shall discharge the liability of the Company in respect thereof.

(M) Transfer

The Convertible Preference Shares may be assigned or transferred by the holder thereof without restriction, in whole or in part, and the Company shall facilitate any such assignment or transfer of the Convertible Preference Shares, including making any necessary applications to the Exchange or any other regulatory authority for the said approval (if so required).

(N) Listing

No application will be made for the listing of the Convertible Preference Shares on the Exchange or any other stock exchange.

(O) Inconsistency

If there is any inconsistency between any provisions of this Bye-Law 5 and any other provision of these Bye-Laws, then this Bye-Law 5 prevails to the extent of the inconsistency except where this would result in a breach of Bermuda law, including the Companies Act 1981 of Bermuda (as amended) or any other applicable law."

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 31 December 2009

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. The votes to be taken at the meeting will be by way of a poll.

As at the date of this announcement, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

PROXY FORM FOR SPECIAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)

I/We[1] ____

of ____

being the registered holder(s) of[2] ______________________ share(s) of US$0.01 each in the capital of C.P. POKPHAND CO. LTD. (the "Company") hereby appoint the Chairman of the Special General Meeting (the "Meeting") or[3] ____

of ____

as my/our proxy to attend and act for me/us and on my/our behalf at the Meeting to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 25 January 2010 at 9:00 a.m. (or any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the resolutions set below or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To approve the Acquisition Agreement, the issue of the Consideration Shares and the Convertible Preference Shares.		
2.	To grant a specific mandate for the allotment and issue of the Consideration Shares, the Convertible Preference Shares and the CPS Conversion Shares.		
3.	To approve the Master CPP Supply Agreement, the Master CPP Purchase Agreement and the Master Business Carve-Out Agreement and the related annual caps.		
	SPECIAL RESOLUTIONS	**FOR[4]**	**AGAINST[4]**
4.	To approve the increase in the authorised share capital of the Company.		
5.	To approve the amendments of the Bye-Laws of the Company.		

Dated this ____________ day of ____________ 2010 Signature[5] ______________________________

Notes :

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Special General Meeting (the "Meeting") or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolutions referred to in the notice convening the Meeting and on any resolutions which have been properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members.
7. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investors Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. POKPHAND CO. LTD., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.





C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

(1) RESTRUCTURING INVOLVING A VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS AND FINANCIAL ASSISTANCE CONSTITUTING A MAJOR AND CONNECTED TRANSACTION
(2) INCREASE IN AUTHORIZED SHARE CAPITAL
(3) AMENDMENTS TO BYE-LAWS
(4) ISSUE OF CONVERTIBLE PREFERENCE SHARES
(5) SPECIFIC MANDATE FOR THE NEW ISSUE OF CONSIDERATION SHARES, CONVERTIBLE PREFERENCE SHARES AND CPS CONVERSION SHARES AND
(6) CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to C.P. POKPHAND CO. LTD.


UBS
Investment
Bank

UBS Investment Bank

Independent Financial Adviser to Independent Board Committee and Independent Shareholders


CIMB

CIMB Securities (HK) Limited

A letter from the Board is set out on pages 7 to 44 of this circular. A letter from the Independent Board Committee and a letter from the independent financial adviser, CIMB Securities (HK) Limited, containing its advice to the Independent Board Committee and the Independent Shareholders, are set out on pages 45 to 46 and pages 47 to 78 of this circular, respectively.

A notice convening the special general meeting of C.P. POKPHAND CO. LTD. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 25 January 2010 at 9:00 a.m. is set out on pages 304 to 326 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

31 December 2009

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"Acquisition"	the proposed acquisition of the CPI Interests by the Company under the Acquisition Agreement and all arrangements contemplated under the Acquisition Agreement (including where the context requires, the Transitional Arrangements)
"Acquisition Agreement"	the agreement dated 11 December 2009 entered into between OSIL and the Company in relation to the Acquisition
"Bye-laws"	the bye-laws of the Company for the time being
"associates"	has the meaning ascribed to this term in the Listing Rules
"Board"	the board of directors of the Company
"Business Day"	a day (other than a Saturday, a Sunday or a day on which typhoon signal no. 8 or a "black" rainstorm warning is hoisted in Hong Kong) on which banks are generally open for business in Hong Kong
"CCT Agreements"	collectively, the Master CPP Supply Agreement, the Master CPP Purchase Agreement and the Master Business Carve-out Agreement
"Chearavanont Shareholders"	four members of the Chearavanont family, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"Chia Tai China Agro"	Chia Tai (China) Agro-Industrial Ltd., a company organized and existing under the laws of Bermuda and a wholly-owned subsidiary of OSIL
"Chia Tai Investment"	正大(中國)投資有限公司 (Chia Tai (China) Investment Co., Ltd.), a company incorporated in the PRC and a wholly-owned subsidiary of CPI
"Completion"	completion of the acquisition of the CPI Interests by the Company under the Acquisition Agreement
"Consideration"	the total consideration payable by the Company for the Acquisition

"Consideration Shares"	the new CPP Shares and/or Convertible Preference Shares to be allotted and issued, credited as fully paid, in satisfaction of part of the consideration for the Acquisition, in accordance with the terms and conditions of the Acquisition Agreement
"Continuing Connected Transactions"	the continuing connected transactions under the CCT Agreements
"CPG"	Charoen Pokphand Group Company Limited, a company organized and existing under the laws of the Kingdom of Thailand and owned as to 51.31% by the Chearavanont Shareholders
"CPG Group"	CPG and/or its subsidiaries
"CPI"	CP China Investment Limited, a company incorporated in the Cayman Islands with limited liability and which will be the holding company of the Relevant Business pursuant to the Pre-Acquisition Restructuring
"CPI Interests"	the entire legal and beneficial interests in the issued share capital of CPI
"Company" or "CPP"	C.P. POKPHAND CO. LTD., an exempted company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"Convertible Preference Shares"	the restricted voting convertible preference shares of US$0.01 each in the capital of the Company to be allotted and issued, credited as fully paid, in satisfaction of part of the consideration for the Acquisition in accordance with the terms and conditions of the Acquisition Agreement
"CPP Group"	the Company and its subsidiaries from time to time
"CPP Products"	the products to be supplied by the New CPP Group under the Master CPP Supply Agreement
"CPP Share(s)"	ordinary share(s) of US$0.01 each in the capital of the Company
"CPS Conversion Price"	the price per CPS Conversion Shares, subject to adjustment if any, at which the Convertible Preference Shares are to be converted into CPS Conversion Shares
"CPS Conversion Shares"	the CPP Shares to be issued by the Company upon the conversion of the Convertible Preference Shares which shall rank pari passu with the other existing CPP Shares

"Directors"	the directors of the Company
"EBITDA"	earnings before interests, taxes, depreciations and amortizations
"Excluded Feed Entities"	the following entities: (i) 開封正大有限公司 (Kaifeng Chia Tai Co., Ltd.), a PRC joint venture enterprise owned beneficially as to 50% by OSIL and the other 50% by an independent third party; (ii) 佳木斯正大有限公司 (Jiamusi Chia Tai Co. Ltd.), a PRC joint venture enterprise owned beneficially as to 65% by OSIL and the other 35% by an independent third party; and (iii) 合肥正大有限公司 (Hefei Chiatai Co., Ltd.), a PRC company wholly owned beneficially by OSIL
"GDP"	gross domestic product
"General Mandate"	the general mandate of the Company granted by the Shareholders to authorize the Directors to allot and issue up to 577,946,157 CPP Shares pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 3 June 2009
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"IFRS"	International Financial Reporting Standards by the International Accounting Standards Board
"Independent Board Committee"	the independent committee of the Board comprising the Company's independent non-executive Directors, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul, which has been established to advise the Independent Shareholders in respect of the Acquisition and Continuing Connected Transactions
"Independent Shareholders"	Shareholders other than the Chearavanont Shareholders and their respective associates
"Intercompany Debt"	the outstanding advances from the relevant members of the Restructured CPI Group to the relevant members of the OSIL Group for the time being

"Latest Practicable Date"	28 December 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Master Business Carve-out Agreement"	the conditional agreement entered into between the Company as provider and OSIL as operator on 11 December 2009 for the lease and/or use of relevant fixed assets in the PRC which remain on the books of the New CPP Group and which the OSIL Group will require for its non-feed production activities on an ongoing basis
"Master CPP Purchase Agreement"	the conditional purchase agreement entered into between the Company and OSIL on 11 December 2009 for the purchase of the OSIL Products by the New CPP Group from the OSIL Group on an ongoing basis
"Master CPP Supply Agreement"	the conditional supply agreement entered into between the Company and OSIL on 11 December 2009 for the supply of the CPP Products by the New CPP Group to the OSIL Group on an ongoing basis
"New CPP Group"	CPP and its subsidiaries, jointly-controlled entities and associated company immediately following completion of the Acquisition
"Non-Feed Business"	the business involving the trading of agricultural products, poultry farming and the operation of integrated mills
"Non-Feed Entities"	the entities directly or indirectly owned by OSIL, which do not form part of the Restructured CPI Group under the Pre-Acquisition Restructuring
"OSIL"	Orient Success International Limited, a company incorporated in the British Virgin Islands with limited liability, which is principally an investment holding company and the holder of the entire issued share capital of CPI prior to the Completion
"OSIL Group"	OSIL and its subsidiaries, jointly controlled entities and associated companies (excluding for this purpose, the Restructured CPI Group)
"OSIL Products"	the products to be purchased by the New CPP Group from the OSIL Group under the Master CPP Purchase Agreement

"PRC"	the People's Republic of China excluding for this purpose, Hong Kong and Macau Special Administrative Region of the People's Republic of China
"Pre-Acquisition Restructuring"	the pre-acquisition restructuring relating to CPI, its subsidiaries and its jointly controlled entities (the "**CPI Group**") involving, among other things, the transfer to the CPI Group by CPG of all entities involved in the Relevant Business (other than the Excluded Feed Entities) and the disposal and/or carve out by the CPI Group of all entities and assets not involved in the Relevant Business
"Public Float Requirement"	the requirement under the Listing Rules applicable to the Company that not less than a specified percentage of the CPP Shares which are listed on the Stock Exchange shall be held by the public for the purpose of the Listing Rules
"Relevant Business"	the operation of independent feed mill manufacturing activities in the PRC for sale to third parties
"Restructured CPI Group"	CPI, its subsidiaries, jointly controlled entities and associated companies (if any), assuming the Pre-Acquisition Restructuring is completed
"RMB"	Renminbi, the lawful currency of the PRC
"Service Agreements"	the subsisting service agreements to which various members of the Restructured CPI Group are parties in relation to the payment of the Service Fees in return for the provision of certain technical services
"Service Fees"	the fees payable by members of the Restructured CPI Group for certain technical services provided to these entities
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	a special general meeting of the Company to be held to consider and, if thought fit, approve, among other things, the Acquisition and the Continuing Connected Transactions and the respective transactions contemplated thereunder
"Shareholders"	holders of CPP Shares from time to time

"Specific Mandate"	a specific mandate to be granted to the Directors in relation to the issue of the Consideration Shares, the Convertible Preference Shares and the CPS Conversion Shares to be proposed for approval by the Shareholders at the SGM
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Transitional Arrangements"	the settlement of the Intercompany Debt and the provision of the Transitional Guarantees as described in the section headed "Other terms of the Acquisition Agreement" in the "Letter from the Board"
"Transitional Guarantees"	the guarantees provided by the Restructured CPI Group in favour of lenders to the OSIL Group to guarantee the performance of members of the OSIL Group under various banking facilities extended to the OSIL Group prior to Completion
"US$"	United States dollars, the lawful currency of the Untied States of America

Note: For the purpose of this circular, the following exchange rates have in general been used for the conversion of US$ and RMB into HK$ for indication only:

US$1.00 = HK$7.8
HK$1.00 = RMB0.88



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Robert Ping-Hsien Ho
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Pang Siu Chik
Mr. Ma Chiu Cheung, Andrew*
Mr. Sombat Deo-isres*
Mr. Sakda Thanitcul*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

31 December 2009

To the Shareholders

Dear Sirs,

(1) RESTRUCTURING INVOLVING A VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS AND FINANCIAL ASSISTANCE CONSTITUTING A MAJOR AND CONNECTED TRANSACTION (2) INCREASE IN AUTHORIZED SHARE CAPITAL (3) AMENDMENTS TO BYE-LAWS (4) ISSUE OF CONVERTIBLE PREFERENCE SHARES (5) SPECIFIC MANDATE FOR THE NEW ISSUE OF CONSIDERATION SHARES, CONVERTIBLE PREFERENCE SHARES AND CPS CONVERSION SHARES AND (6) CONTINUING CONNECTED TRANSACTIONS

A. INTRODUCTION

Reference is made to the announcement of the Company dated 11 December 2009 in relation to the Acquisition Agreement entered into on that day between the Company and OSIL in relation to the intended acquisition of the CPI Interests by the Company.

The Acquisition (including the issue of the Consideration Shares and the Convertible Preference Shares as consideration for the Acquisition) constitutes a very substantial acquisition and connected transactions for the Company under Chapters 14 and 14A of the Listing Rules.

The current authorized share capital of the Company is US$150,000,000 divided into 15,000,000,000 CPP Shares of US$0.01 each, of which 2,889,730,786 are in issue and are fully paid or credited as fully paid. In order to satisfy the issue of the Consideration Shares, the Convertible Preference Shares and (upon the conversion of the Convertible Preference Shares) the CPS Conversion Shares and to accommodate future expansion and growth of the CPP Group, the Directors propose to increase the authorized share capital of the Company from US$150,000,000 divided into 15,000,000,000 CPP Shares to US$500,000,000 divided into 30,000,000,000 CPP Shares and 20,000,000,000 Convertible Preference Shares, by the creation of an additional 15,000,000,000 new CPP Shares and 20,000,000,000 new Convertible Preference Shares. The increase in the authorized share capital of the Company and the creation of the Convertible Preference Shares are conditional upon the approval of the Shareholders by way of a special resolution at the SGM.

To incorporate the rights, privileges and restrictions of the Convertible Preference Shares in the Bye-laws, a special resolution will be proposed at the SGM to amend the Bye-laws. Details of the proposed amendments to the Bye-laws are set out in the notice of SGM. The amendments of the Bye-laws will be conditional upon the approval of the Shareholders of this special resolution at the SGM.

The Company has also entered into three CCT Agreements, namely the Master CPP Supply Agreement, the Master CPP Purchase Agreement and the Master Business Carve-out Agreement, with OSIL, whereby the New CCP Group shall (a) supply various feed-related products produced or procured by the New CPP Group such as animal feed, chlortetracycline, animal drugs and feed raw materials to the OSIL Group; (b) purchase L-Lysine and edible oil from the OSIL Group; and (c) lease/grant the right to use certain fixed assets to the OSIL Group for its non-feed production activities.

Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul, being all the independent non-executive Directors of the Company, have been appointed by the Board to serve as members of the Independent Board Committee to advise and make recommendation to the Independent Shareholders as to how to vote at the SGM on the resolutions regarding the Acquisition (including the Transitional Arrangements), the Continuing Connected Transactions and the transactions contemplated thereunder.

CIMB Securities (HK) Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on whether the terms of the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions and the relevant annual caps are fair and reasonable on normal commercial terms, in the ordinary and usual course of business and in the interests of the Company and the Shareholders as a whole.

The purpose of this circular is to provide you with, among other things, further information regarding the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions, to set out the advice from CIMB Securities (HK) Limited to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee to the Independent Shareholders in respect of the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions and to give notice of the SGM.

B. ACQUISITION

Background

Reference is made to the announcement of the Company dated 27 November 2009 in which the Company announced that it had re-commenced discussion with its controlling shareholders in regard to the possible acquisition of their interests in substantially all of the independent feed mill operations controlled by the controlling shareholders in the PRC.

Further thereto, on 11 December 2009, the Company entered into the Acquisition Agreement with OSIL in relation to the proposed acquisition by the Company of the CPI Interests.

Through the transactions under the Acquisition Agreement, the CPP Group will acquire the Relevant Business operated by the Restructured CPI Group in the PRC. The Acquisition represents an attractive opportunity for the Company to (a) acquire a controlling interest in one of the leading producers of animal and aqua feed in the PRC; (b) broaden and diversify the income base of the CPP Group; and (c) gain exposure in a profitable business in the PRC with sustainable growth over the long term.

The total Consideration for the Acquisition is HK$5,382 million. The Consideration will be satisfied by the issue of a total of 16,534,562,212 Consideration Shares (subject to possible deduction if the Intercompany Debt is not fully repaid). There will be no immediate cash outflow for the CPP Group with respect to the Acquisition (save for the payment of related expenses).

CPG intends to maintain controlling shareholding in the Company for the foreseeable future.

A summary of the major terms of the Acquisition is set out below.

THE ACQUISITION

The Acquisition Agreement

(a) Date

11 December 2009

(b) Parties

Vendor : OSIL

Purchaser : the Company

(c) Assets to be acquired

CPP has conditionally agreed to acquire from OSIL the CPI Interests. The Restructured CPI Group will, following the completion of the Pre-Acquisition Restructuring and on Completion, be principally engaged in the operation of the Relevant Business in the PRC.

(d) Consideration and Payment

The total Consideration for the Acquisition is HK$5,382 million and will be satisfied in the following manner:

(i) HK$886,908,917 to be satisfied on Completion by the allotment and issuance of 2,724,758,578 new CPP Shares by the Company to OSIL (and/or such other person(s) as it may nominate), credited as fully paid at the issue price of HK$0.3255 per CPP Share;

(ii) HK$2,155,091,083 to be satisfied on Completion by the allotment and issuance of 6,620,863,542 Convertible Preference Shares to OSIL (and/or such other person(s) as it may nominate) at an issue price of HK$0.3255 per Convertible Preference Share; and

(iii) HK$2,340,000,000 to be satisfied (on a deferred basis) after Completion and such fixed consideration shall be paid upon determination and/or settlement of the Intercompany Debt, by the allotment and issuance of up to an aggregate 7,188,940,092 Consideration Shares (to OSIL (and/or such other person(s) as it may nominate) at an issue price of HK$0.3255 per new CPP Share or (as the case may be) per Convertible Preference Share in the manner described in the section headed "Other terms of the Acquisition Agreement – Intercompany Debt" below.

The Consideration was arrived at after arm's length negotiations among the parties by reference to, inter alia:

(a) the unaudited combined historical results of CPI, assuming the completion of the Pre-Acquisition Restructuring;

(b) recent comparable transactions and market comparables;

(c) the combined profits of the Restructured CPI Group for the years ended 31 December 2007 and 2008 based on its unaudited management accounts, being approximately US$15,924,000 and US$37,913,000, respectively;

(d) the Service Fees paid by the Restructured CPI Group for the years ended 31 December 2007 and 2008, being US$24,887,000 and US$31,571,000, respectively and the economic benefit of the Service Fees being transferred by CPG to CPI as part of the Pre-Acquisition Restructuring with effect from 1 January 2009; and

(e) the amount of the net profit after tax of the Restructured CPI Group for the year ending 31 December 2009 of not less than US$82 million as warranted by OSIL (see further details in the paragraph headed "Profit warranty" under the section headed "The Acquisition" below).

Further details of the terms of the Convertible Preference Shares are set out below in the section headed "Summary of Terms of Convertible Preference Shares" below.

(e) Issue Price

The Issue Price of HK$0.3255 for each Consideration Share and each Convertible Preference Share was determined after arm's length negotiations between the parties to the Acquisition Agreement. The Issue Price of HK$0.3255 represents:

(i) a discount of approximately 45.8% to the closing price of HK$0.600 per CPP Share as quoted on the Stock Exchange on the last trading day before the Acquisition Agreement;

(ii) a discount of approximately 46.6% to the average of the closing prices of HK$0.610 per CPP Share as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the last trading day before the Acquisition Agreement;

(iii) a discount of approximately 28.9% to the average of the closing prices of HK$0.458 per CPP Share as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the last trading day before the Acquisition Agreement;

(iv) a premium of approximately 8.5% to the average of the closing prices of HK$0.300 per CPP Share as quoted on the Stock Exchange for the 180 consecutive trading days up to and including the last trading day before the Acquisition Agreement;

(v) a premium of approximately 12.6% to the audited net asset value per CPP Share attributable to Shareholders as at 31 December 2008 of approximately HK$0.289 per CPP Share; and

(vi) a discount of approximately 42.9% to the closing price of HK$0.570 per CPP Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The Issue Price of HK$0.3255 per Consideration Share also represents a 10.3% premium to the closing price per CPP Share as at 25 August 2009, a 21.5% discount to the average closing price of HK$0.415 per CPP Share from 26 August 2009 and up to and including the Latest Practicable Date; a 16.7% premium to the 12-month average closing price of HK$0.279 per CPP Share up to and including the Latest Practicable Date and a 8.8% discount to the 6-month average closing price of HK$0.357 per CPP Share up to and including the Latest Practicable Date.

(f) Conditions Precedent

Completion of the Acquisition Agreement is conditional upon, among other things, the following conditions being fulfilled:

(i) the approval of the Independent Shareholders being obtained in respect of the Acquisition Agreement and the CCT Agreements (and the transactions contemplated thereunder respectively), including without limitation the issue and allotment of the Consideration Shares and the Convertible Preference Shares and (upon conversion of the Convertible Preference Shares) the CPS Conversion Shares;

(ii) the increase in the authorised share capital of the Company from the current US$150,000,000 divided into 15,000,000,000 CPP Shares to US$500,000,000 divided into 30,000,000,000 CPP Shares and 20,000,000,000 Convertible Preference Shares and the passing of a special resolution at the SGM for the amendments of the Bye-laws to provide for the rights, privileges and restrictions of the Convertible Preference Shares;

(iii) the Company being satisfied that the Pre-Acquisition Restructuring has been completed including all applicable consents and/or waivers from banks and/or other lenders to OSIL and/or its affiliates with respect to the implementation of the Pre-Acquisition Restructuring being obtained (and if subject to conditions, on conditions acceptable to the Company);

(iv) the approval of the Listing Committee of the Stock Exchange being obtained for the listing of and permission to deal in the CPP Shares comprised in the Consideration Shares and the CPS Conversion Shares on the Stock Exchange;

(v) the completion of the legal and financial due diligence review by the Company; and

(vi) the Company being satisfied that any or all other material approvals, consents and waivers required by any applicable law or rules or regulations, or by governmental, administrative or regulatory bodies necessary or otherwise appropriate, for the parties to consummate the transactions contemplated by the Acquisition Agreement, have been obtained.

The Company may waive, in part or in full, only the conditions set out in (iii) and (v) above. If the above conditions have not been fulfilled, or as the case may be, waived on or before 30 June 2010 (or such later date as the parties may agree in writing), the Acquisition Agreement may be terminated and neither party shall have any claim whatsoever against the other in connection therewith, save and except for any antecedent breach. If the Company waives the satisfaction of the condition set out in (iii) above and proceeds with completion when the Pre-Acquisition Restructuring is not fully completed, it may do so only on the condition that as between OSIL and the Company, OSIL shall (a) remain the beneficial owner of all assets attributable to the Non-Feed Business and be responsible for all liabilities attributable to the Non-Feed Business, and (b) indemnify the New CPP Group in respect of all liabilities, losses and expenses incurred by the New CPP Group in connection with, or as a result of, the Non-Feed Business. Under the terms of the Acquisition Agreement, OSIL shall procure the completion of the Pre-Acquisition Restructuring as soon as possible after the date of the Acquisition Agreement.

(g) Completion

Completion of the Acquisition Agreement shall take place on the 5th Business Day following the day on which the last of the conditions precedent to the Acquisition Agreement shall have been fulfilled (or such later date as the parties to the Acquisition Agreement may agree). Completion is expected to take place no later than 30 June 2010.

Completion of the Acquisition is subject to a number of conditions as described in the section headed "Conditions Precedent" above. Upon completion of the Acquisition, CPI will become a wholly-owned subsidiary of the Company.

(h) Non-Competition Undertaking

OSIL will procure CPG to provide on or prior to Completion, an undertaking in favour of the Company that, with effect from the date of Completion and so long as CPG or its controlling shareholders, the Chearavanont Shareholders, are the controlling shareholders of the Company, CPG will not, and will procure that its subsidiaries (other than entities within the New CPP Group, those subsidiaries whose shares are publicly listed on a stock exchange, and the Excluded Feed Entities) will not, without the prior written consent of the Company, to, among other things, carry on or be engaged, concerned or interested directly or indirectly in carrying on the Relevant Business anywhere in the PRC. For the avoidance of doubt, the non-compete restriction does not extend to the operation of integrated farms in the PRC which incorporate feed production facilities mainly for self-use and not for third party sales.

(i) Right of First Refusal

It is a term of the Acquisition Agreement that if at any time after Completion, OSIL wishes to directly or indirectly dispose of its interests in the Excluded Feed Entities to any independent third party, it shall, subject to the right of any minority shareholder of the Excluded Feed Entities subsisting at the time, grant the Company a right of first refusal to purchase such interests on the same terms offered to such third party.

(j) Other terms of the Acquisition Agreement

(a) Intercompany Debt. As at the Latest Practicable Date, various entities within the Restructured CPI Group have provided funds to the Non-Feed Entities in the form of advances. OSIL has undertaken to the Company that on Completion, the Intercompany Debt will not exceed US$300 million. OSIL has also undertaken to procure that the Intercompany Debt shall be fully settled by the relevant Non-Feed Entities within three years from the date of Completion, subject to the terms and conditions set out in the Acquisition Agreement. Notwithstanding the foregoing, OSIL agrees that CPI and/or CPP may at any time and from time to time before the expiry of three years from the date of Completion require OSIL and/ or the OSIL Group to repay the outstanding Intercompany Debt or any part thereof to fund the working capital of the Restructured CPI Group, if so required.

A set of completion accounts will be prepared by OSIL in this regard, and this will be subject to review by the Company. Based on such completion accounts, if the amount of the Intercompany Debt is less than US$300 million (the difference being the "**Excess**"), the Company shall within 10 business days after the Intercompany Debt has been ascertained, issue to OSIL (and/or such other person(s) as OSIL may direct) such number of Consideration Shares as shall when multiplied by the issue price of HK$0.3255 per Consideration Share be equal to the Excess. Such Consideration Shares will be issued in the form of new CPP Shares or, in the event that the Company would not be able to comply with the Public Float Requirements under the Listing Rules at the time as a result of the issue of the full number of such new CPP Shares the maximum number of new CPP Shares as would be possible without breaching the Public Float Requirement and the balance in the form of Convertible Preference Shares.

The Company will thereafter, upon repayment of any part of the Intercompany Debt, issue such number of Consideration Shares as shall when multiplied by the issue price of HK$0.3255 per Consideration Share be equal to the amount of the Intercompany Debt so repaid. For illustrative purposes and assuming all Consideration Shares are to be issued in Convertible Preference Shares and an exchange rate of US$1 = HK$7.8, if the outstanding Intercompany Debt is US$250 million at the date of Completion, then the Consideration Shares to be issued upon (i) the determination of the Intercompany Debt would be 1,198,156,682 Convertible Preference Shares (in respect of the Excess) and (ii) subsequent repayment in full of such amount of Intercompany Debt in one lump sum would be 5,990,783,410 Convertible Preference Shares (being the result of US$250 million x HK$7.8 ÷ HK$0.3255); if the Intercompany Debt is US$300 million at the date of Completion and a partial repayment of US$50 million is made thereafter, then the Consideration Shares to be issued upon such partial repayment would be 1,198,156,682 Convertible Preference Shares (being the result of US$50 million x HK$7.8 ÷ HK$0.3255).

(b) Service Agreements. CPI currently provides certain technical services to various companies in the Restructured CPI Group and the relevant Service Fees were previously paid to CPI's ultimate holding company CPG under the Service Agreements. As part of the Pre-Acquisition Restructuring, the CPG Group has agreed with CPI that a service fee is payable by the CPG Group to CPI in the amount of US$31 million for the year ending 31 December 2009. This payment is to reflect the commercial agreement whereby the Acquisition will include the economic benefit of the Service Fees. The combined profits of the Restructured CPI Group attributable to the owner of CPI for the year ended 31 December 2007 and 2008, based on unaudited management accounts prepared in accordance with IFRS, were US$14,940,000 and US$33,028,000, respectively. The Service Fees paid by the Restructured CPI Group for the year ended 31 December 2007 and 2008 and the 11 months ended 30 November 2009 were US$24,887,000, US$31,571,000 and US$28,077,000, respectively.

For reference purposes, the combined unaudited net profit attributable to the owner of the Restructured CPI Group for 2007 and 2008, adjusting for the Service Fees, would have been US$39,827,000 and US$64,599,000, respectively. Pursuant to the Pre-Acquisition Restructuring, the Restructured CPI Group will have the economic benefit of the Service Fees with effect from 1 January 2009.

(c) Profit warranty. OSIL warrants that the net profit after tax (the "**NPAT**") of the Restructured CPI Group taking into account the transfer of the economic benefit of the Service Agreements to CPI as shown in the management accounts to be prepared within 30 days of Completion for the financial year ending 31 December 2009 (the "**Management Accounts**") shall not be less than US$82 million (the "**Warranted NPAT**"). In the event that the Restructured CPI Group cannot meet the amount of the Warranted NPAT, OSIL shall return the difference between the Warranted NPAT and the actual NPAT for the financial year ending 31 December 2009 in cash to the Company within 30 days upon completion of the preparation of the Management Accounts. The Company will publish an announcement in accordance with Rule 2.07C of the Listing Rules if the NPAT is less than the Warrant NPAT and it will include details in its next published annual report and accounts. The independent non-executive Directors of the Company will provide an opinion in the Company's next published annual report and accounts as to whether OSIL has fulfilled its obligations under the profit warranty.

(d) Transitional guarantees. On a transitional basis, after Completion, the Company, through members of the New CPP Group, will continue to provide corporate guarantees in respect of the banking facilities which have been extended by financial institutions to the OSIL Group prior to Completion. The aggregate amount of such corporate guarantees will not exceed RMB300 million. In consideration of the New CPP Group maintaining such financial assistance after Completion, the OSIL Group will indemnify the New CPP Group in respect of all losses and costs which it may suffer or incur as a result of any demand on the corporate guarantees provided by the CPP Group. All of the relevant banking facilities granted to the OSIL Group involve short term loans with maturity of one year or less, with the latest maturity date falling on 30 November 2010 except for one facility of RMB20 million terminating in September 2012. The Company does not presently intend to renew such corporate guarantees when the relevant banking facilities mature and/or are repaid by the OSIL Group. Any renewal of such corporate guarantees in future will be subject to compliance with the Listing Rules.

(e) Indemnity. Subject to the terms of the Acquisition Agreement, OSIL will indemnify the New CPP Group in respect of all liabilities, losses and expenses incurred by the Restructured CPI Group in connection with, or as a result of, the carrying on of the Non-Feed Business by the relevant members of the Restructured CPI Group prior to the Completion.

(f) Exchange rate. The parties to the Acquisition Agreement agreed that for purposes of all currency conversions under the Acquisition Agreement and the transactions contemplated therein (including the Transitional Arrangements), they shall adopt the prevailing exchange rate.

C. SUMMARY OF TERMS OF CONVERTIBLE PREFERENCE SHARES

A summary of the principal terms of the Convertible Preference Shares is set out below.

Par value	US$0.01 each
Issue price	HK$0.3255 per Convertible Preference Share
Conversion period	Any time after issue, provided that the conversion right will be suspended to the extent that it would result in the Company failing to comply with any Public Float Requirement under the Listing Rules applicable to the Company.
Conversion ratio	Each Convertible Preference Share shall be convertible into such number of CPP Share(s) being one (1) multiplied by the conversion rate. The conversion rate shall be determined by dividing the issue price of each Convertible Preference Share by the conversion price.

Conversion price	The initial conversion price is the issue price. The conversion price is subject to adjustment upon the occurrence of certain prescribed events (including consolidation, subdivision or reclassification of shares, capitalization of profits or reserves, capital distributions, rights issues of CPP Shares or options over CPP Shares, and issues of convertible securities with consideration at less than the conversion price), but provided that the conversion price shall not be less than the then subsisting nominal value of a CPP Share into which such Convertible Preference Share is being converted. If any adjustment is required to be made to the conversion price, an announcement will be made by the Company.
Dividends and distributions	Each Convertible Preference Share shall confer on the holder thereof the right to receive dividend pari passu with holders of CPP Shares on the basis of the number of ordinary Share(s) into which each Convertible Preference Share may be converted and on an as converted basis.
Voting rights	The holder(s) of Convertible Preference Shares shall not have the right to attend and vote at a general meeting (except a general meeting for winding-up of the Company or a resolution is to be proposed which if passed would vary or abrogate the rights or privileges of such holder(s) or vary the restrictions to which the Convertible Preference Shares are subject).
Ranking	On a distribution of assets on liquidation, winding-up or dissolution of the Company, the assets and funds of the Company available for distribution among the members of the Company shall, subject to applicable laws, be applied in the following priority: (i) firstly, in paying to the holders of the Convertible Preference Shares, pari passu as between themselves by reference to the aggregate nominal amounts of the Convertible Preference Shares held by them respectively, an amount equal to, respectively, the aggregate of the issue price of all of the Convertible Preference Shares held by them respectively; and (ii) secondly, the balance of such assets shall be distributed on a pari passu basis among the holders of any class of shares in the capital of the Company other than the Convertible Preference Shares and other than any shares which are not entitled to participate in the distribution of such assets, by reference to the aggregate nominal amounts of the shares held by them respectively; and

(iii) the remaining balance of such assets shall belong to and be distributed on a pari passu basis among the holders of any class of shares including the Convertible Preference Shares, other than any shares not entitled to participate in the distribution of such assets, by reference to the aggregate nominal amount of shares held by them respectively.

Transferability	The Convertible Preference Shares shall be transferable without any restriction by the holders thereof.
Redemption	The Convertible Preference Shares shall be non-redeemable by the Company or the holders thereof.
Listing	No application will be made for the listing of the Convertible Preference Shares on the Stock Exchange or any other stock exchange.

D. INCREASE IN AUTHORIZED SHARE CAPITAL

The current authorized share capital of the Company is US$150,000,000 divided into 15,000,000,000 CPP Shares of US$0.01 each, of which 2,889,730,786 are in issue and are fully paid or credited as fully paid. In order to satisfy the issue of the Consideration Shares, the Convertible Preference Shares and (upon the conversion of the Convertible Preference Shares) the CPS Conversion Shares and to accommodate future expansion and growth of the CPP Group, the Directors propose to increase the authorized share capital of the Company from US$150,000,000 divided into 15,000,000,000 CPP Shares to US$500,000,000. divided into 30,000,000,000 CPP Shares and 20,000,000,000 Convertible Preference Shares, by the creation of an additional 15,000,000,000 new CPP Shares and 20,000,000,000 new Convertible Preference Shares. The increase in the authorized share capital of the Company and the creation of the Convertible Preference Shares is conditional upon the approval of the Shareholders by way of a special resolution at the SGM.

Whilst the Directors have no immediate plans in this regard, having regard to the substantially enlarged capital base of the Company following completion of the Acquisition and the funding requirements of the New CPP Group, and taking into account market conditions from time to time, the Directors may consider raising new capital by way of the issuance of new shares if and when circumstances are appropriate in the future.

E. AMENDMENTS TO BYE-LAWS

To incorporate the rights, privileges and restrictions of the Convertible Preference Shares in the Bye-laws, a special resolution will be proposed at the SGM to amend the Bye-laws. Details of the proposed amendments which incorporate the terms and conditions of the Convertible Preference Shares are set out in the special resolution in the notice of SGM. The amendments of the Bye-laws will be conditional upon the approval of the Shareholders by way of a special resolution at the SGM.

F. SPECIFIC MANDATE AND APPLICATION FOR LISTING

No new CPP Shares have been issued under the General Mandate since its date of grant, and, as the Latest Practicable Date, the balance of the General Mandate would allow the Board to issue and/ or otherwise deal with 577,946,157 new CPP Shares. Since the aggregate number of the Consideration Shares, the Convertible Preference Shares and the CPS Conversion Shares will exceed the remaining balance of 577,946,157 new CPP Shares under the General Mandate, the issue of the Consideration Shares, the Convertible Preference Shares and (upon the conversion of the Convertible Preference Shares) the CPS Conversion Shares will therefore be made under the Specific Mandate.

An application will be made for the listing of the Consideration Shares and the CPS Conversion Shares (to be issued on conversion of the Convertible Preference Shares) on the Stock Exchange.

G. SHAREHOLDING STRUCTURE

Assuming that there are no changes in the issued share capital of the Company prior to the completion of the Acquisition, the effect on the shareholding structure of the Company immediately following Completion (i) before repayment of the Intercompany Debt; (ii) assuming full repayment of the Intercompany Debt; and (iii) on full conversion of the Convertible Preference Shares with repayment of the Intercompany Debt (although such conversion would not be permitted if the Company cannot meet the Public Float Requirement) will be as follows:

Name of Shareholders	**Existing shareholding structure**			**Shareholding structure at Completion before repayment of the Intercompany Debt**			**Shareholding structure after Completion assuming full repayment of the Intercompany Debt**			**Shareholding structure after Completion assuming full repayment of the Intercompany Debt and full conversion of all the Convertible Preference Shares (for illustrative purposes only)**		
	No. of CPP shares	*%*	*No. of Convertible Preference Shares*	*No. of CPP shares*	*%*	*No. of Convertible Preference Shares*	*No. of CPP shares*	*%*	*No. of Convertible Preference Shares*	*No. of CPP shares*	*%*	*No. of Convertible Preference Shares*
CPI Holding Co., Ltd.	1,004,014,695	34.74%	-	1,004,014,695	17.88%	-	1,004,014,695	17.88%	-	1,004,014,695	5.17%	-
OSIL *Note*	-	0.00%	-	2,724,758,578	48.53%	6,620,863,542	2,724,758,578	48.53%	13,809,803,634	16,534,562,212	85.12%	-
Worth Access Trading Limited *Note*	481,250,000	16.66%	-	481,250,000	8.57%	-	481,250,000	8.57%	-	481,250,000	2.48%	-
Chearavanont Shareholders	843,750	0.03%	-	843,750	0.02%	-	843,750	0.02%	-	843,750	0.00%	-
Public Shareholders	1,403,622,341	48.57%	-	1,403,622,341	25.00%	-	1,403,622,341	25.00%	-	1,403,622,341	7.23%	-
Total	**2,889,730,786**	**100.00%**	**-**	**5,614,489,364**	**100.00%**	**6,620,863,542**	**5,614,489,364**	**100.00%**	**13,809,803,634**	**19,424,292,998**	**100.00%**	**-**

Note: Both OSIL and Worth Access Trading Limited are indirectly wholly-owned by CPG.

Under the terms of the Convertible Preference Shares, CPP shall not issue CPS Conversion Shares upon exercise of the conversion right relating to the Convertible Preference Shares in the event that the Public Float Requirement as set out under the Listing Rules cannot be complied with.

With a view to maintain its listing status, the Company will procure that not less than 25% of the CPP Shares in issue from time to time are held by the public for the purposes of the Listing Rules.

As OSIL is beneficially-owned as to 100% by CPG, which is in turn owned as to 51.31% by the Chearavanont Shareholders, the issue of the CPS Conversion Shares will not result in a change of control of the Company.

H. STRUCTURE CHART PRIOR TO/POST ACQUISITION

The following diagrams illustrate the corporate and shareholding structure of the CPP Group (a) as at the Latest Practicable Date; and (b) immediately after completion of the Acquisition (assuming none of the Convertible Preference Shares are converted):

(a) As at the Latest Practicable Date:


Chearavanont Shareholders
51.31%
51.31%
C.P. Intertrade Co., Ltd.
CPG
100%
100%
Public
CPI Holding Co., Ltd.
Charoen Pokphand Holding Company Limited
100%
100%
Worth Access Trading Limited
OSIL
48.57%
34.74%
16.66%
100%
CPI (Relevant Business and Non-Feed Business)
0.03%
The Company

(b) Immediately after completion of the Acquisition (assuming none of the Convertible Preference Shares are converted):


Chearavanont Shareholders
51.31%
51.31%
C.P. Intertrade Co., Ltd.
CPG
100%
100%
Public
CPI Holding Co., Ltd.
Charoen Pokphand Holding Company Limited
100%
100%
Worth Access Trading Limited
OSIL
25%
17.88%
8.57%
0.02%
48.53%
The Company
100%
CPI (Relevant Business only)

I. CONTINUING CONNECTED TRANSACTIONS

The following CCT Agreements will take effect subject to and conditional upon the completion of the Acquisition:

1. MASTER CPP SUPPLY AGREEMENT

(a) Date

11 December 2009

(b) Parties

(i) The Company (as supplier)
(ii) OSIL (as purchaser)

(c) Subject matter

Supply of various feed-related products produced or procured by the New CPP Group such as animal feed, chlortetracycline, animal drugs and feed raw materials which may be required by the OSIL Group and which the New CPP Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the prevailing market price of, the cost of marketing (if any) and demand for the CPP Products in the PRC, and the sale prices for such products to be sold by the New CPP Group to the OSIL Group shall be no less favourable than those available to the New CPP Group from purchasers which are independent third parties.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term

The Master CPP Supply Agreement shall take effect from the date of completion of the Acquisition (which is expected to be in June 2010) and continue until 31 December 2012. The Master CPP Supply Agreement will not take effect unless completion of the Acquisition takes place.

(g) Annual caps

The annual cap for the supply of the CPP Products by the New CPP Group to OSIL Group for each of the financial years ending 31 December 2010, 31 December 2011 and 31 December 2012 is RMB2,594.4 million (approximately HK$2,948.2 million), RMB4,498.4 million (approximately HK$5,111.8 million) and RMB6,935.1 million (approximately HK$7,880.8 million), respectively. As the Master CPP Supply Agreement is expected to become effective some time in the course of the financial year ending 31 December 2010, the annual cap for the financial year ending 2010 will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the Master CPP Supply Agreement becomes effective until 31 December 2010.

The proposed annual caps have been determined by reference to: (i) the value of the historical annual sales of the CPP Products by the relevant entities of the Restructured CPI Group to the members of the OSIL Group for the three years ended 31 December 2008; (ii) the prevailing market prices of the CPP Products; (iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future; and (iv) the expected increase in demand for the CPP Products during the relevant period. The proposed annual cap for 2010 for the transactions under the Master CPP Supply Agreement represents a 93% increment over the aggregate value of the historical transactions for January to September 2009 and forecast for October to December 2009 between the relevant members

of the Restructured CPI Group, on the one hand, and the members of the OSIL Group, on the other, in relation to the projected supply of the CPP Products for 2009. The proposed annual cap for each of 2011 and 2012 represents an approximately 73% and 54% increment over that of the previous year. Information on the historical transactions between the relevant members of the Restructured CPI Group and the relevant members of the OSIL Group in relation to the supply of the CPP Products for the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2009 is RMB576.8 million (approximately HK$655.5 million), RMB771.3 million (approximately HK$876.5 million), RMB1,141.2 million (approximately HK$1,296.8 million) and RMB996.7 million (approximately HK$1,132.6 million, respectively.

2. MASTER CPP PURCHASE AGREEMENT

(a) Date

11 December 2009

(b) Parties

(i) The Company (as purchaser)
(ii) OSIL (as supplier)

(c) Subject matter

Purchase of L-Lysine and edible oil by the New CPP Group which it may require from the OSIL Group and which the OSIL Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the prevailing market price of and demand for the OSIL Products in the PRC, and the purchase prices for such products shall be no less favourable than those available to the New CPP Group from suppliers which are independent third parties.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term

The Master CPP Purchase Agreement shall take effect from the date of completion of the Acquisition (which is expected to be in June 2010) and continue until 31 December 2012. The Master CPP Purchase Agreement will not take effect unless completion of the Acquisition takes place.

(g) Annual caps

The annual cap for the purchase of the OSIL Products by the New CPP Group from the OSIL Group for each of the financial years ending 31 December 2010, 31 December 2011 and 31 December 2012 is RMB126.5 million (approximately HK$143.8 million), RMB186.0 million (approximately HK$211.4 million) and RMB233.5 million (approximately HK$265.3 million), respectively. As the Master CPP Purchase Agreement is expected to become effective some time in the course of the financial year ending 31 December 2010, the annual cap for the financial year ending 2010 will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the Master CPP Purchase Agreement becomes effective until 31 December 2010.

The proposed annual caps have been determined by reference to: (i) the value of the historical annual purchases of the OSIL Products by the relevant entities of the Restructured CPI Group from the members of the OSIL Group for the three years ended 31 December 2008; (ii) the prevailing market prices of the OSIL Products; (iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future; and (iv) the expected increase in demand for the relevant products by CPP over the period. The proposed annual cap for 2010 for the transactions under the Master CPP Purchase Agreement represents a 55% increment over the aggregate value of the historical transactions for January to September 2009 and forecast for October to December 2009 between the relevant members of the Restructured CPI Group, on the one hand, and the members of the OSIL Group, on the other, in relation to the projected purchase of the OSIL Products for 2009. The proposed annual cap for each of 2011 and 2012 represents an approximately 47% and 25% increment over that of the previous year. Information on the historical transactions between the relevant members of the Restructured CPI Group and the relevant members of the OSIL Group in relation to the purchase of the OSIL Products for the years ended 31 December 2006, 2007, 2008 and the nine months ended 30 September 2009 is RMB25.6 million (approximately HK$29.1 million), RMB33.2 million (approximately HK$37.7 million), RMB52.5 million (approximately HK$59.7 million) and RMB58.1 million (approximately HK$66.0 million), respectively.

3. MASTER BUSINESS CARVE-OUT AGREEMENT

(a) Date

11 December 2009

(b) Parties

(i) the Company (the provider)
(ii) OSIL (the operator)

(c) Subject Matter

Lease and/or use of relevant fixed assets (comprising land, buildings and plant and machinery) in the PRC which remain on the books of the New CPP Group and which the OSIL Group will require for its non-feed production activities.

(d) Price

To be determined based on commercial terms agreed after good faith and arm's length negotiation between the relevant parties, by reference to the depreciation expenses of the New CPP Group for the relevant fixed assets, the applicable tax costs and expenses and other applicable government levy which may be incurred by the New CPP Group in relation to such fixed assets, and the rental/usage fees shall be no less favourable than those available to the New CPP Group from lessees/users who are independent third parties. Each specific lease/usage arrangement relating to a particular location shall be governed by a separate lease/contract arrangement. All risks associated with the relevant fixed assets will be for the account of the OSIL Group. The OSIL Group shall be responsible for the maintenance and management of the relevant fixed assets.

(e) Payment terms

To be paid monthly in arrears. Payment shall be made by telegraphic transfer, bank issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term

The Master Business Carve-out Agreement shall take effect from the date of completion of the Acquisition (which is expected to be in June 2010) and to continue until 31 December 2012. The Master Business Carve-out Agreement will not take effect unless completion of the Acquisition takes place.

(g) Annual Cap

The maximum aggregate annual rental/fee payable to the New CPP Group by the OSIL Group under the Master Business Carve-out Agreement during its term will not exceed RMB22.9 million (approximately HK$26.0 million), RMB24.7 million (approximately HK$28.1 million) and RMB26.7 million (approximately HK$30.3 million) for the financial years ending 31 December 2010, 31 December 2011 and 31 December 2012, respectively. As the Master Business Carve-out Agreement is expected to become effective some time in the course of the financial year ending 31 December 2010, the annual cap for the financial year ending 2010 will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the Master Business Carve-out Agreement becomes effective until 31 December 2010.

The proposed annual caps have been determined by reference to the consumer price index and the provision for possible annual increase in government levy.

J. INFORMATION ON PARTIES AND INTERESTS TO BE ACQUIRED

The CPP Group is principally engaged in the production and sale of chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and the manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

OSIL is principally an investment holding company. OSIL is wholly-owned indirectly by CPG, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling Shareholders of the Company.

The Restructured CPI Group is principally engaged in the Relevant Business. The original purchase cost of the CPI Interests for CPG was approximately in the range of US$220 million to US$240 million.

The unaudited combined financial results of the Restructured CPI Group (assuming completion of the Pre-Acquisition Restructuring), which have been prepared in accordance with IFRS, for the years ended 31 December 2007 and 2008 were as follows:

	Year ended 31 December	
	2007	**2008**
	US$'000	*US$'000*
Turnover	1,413,423	1,944,630
EBITDA before payment of Service Fees	74,108	115,963
Profit before tax before payment of Service Fees	44,488	78,202
Profit after tax attributable to owner of CPI before payment of Service Fees	39,827	64,599
Service Fees	24,887	31,571
Total Assets	781,274	888,457
Net Asset Value	97,566	195,171

Note: The Restructured CPI Group sold certain feed products to related parties during the period at below market prices. Pursuant to the Acquisition, sales to related parties will be done at market price. Such additional margin will increase profit before tax by approximately 11.7% and 13.7% for 2007 and 2008, respectively.

K. ADDITIONAL MATTERS RELATING TO THE RESTRUCTURED CPI GROUP

(a) Business and Industry Overview

Industry Overview

Introduction

Since 1990, the feed industry in China has been growing rapidly. Over this period, the industry has evolved itself from a group of backyard operators producing low quality products to a diverse group of feed producers that now includes large scale producers with intensive and modern production capabilities. The modern feed manufacturer in China is now able to produce feed products with scale and efficiency and is also able to distribute its products across a wider region due to increased distribution efficiencies. Modern feed producers have also put in place stringent safety and quality checks to ensure that their products meet health and safety regulations in China.

Despite the modernization of much of the feed industry in China, it remains highly fragmented. Consolidation is taking place and the total number of feed producers has decreased from 15,376 in 2007 to 13,612 in 2008, representing a reduction of approximately 12%.

The Number of Feed Producers in China


2005 – 2008 compound annual growth rate ("CAGR"): (4.3%)
16,000
15,000
14,000
13,000
15,518
15,501
15,376
13,612
2005
2006
2007
2008

Source: China Feed Industry Association 2009

Feed demand has continued to rise in China and the average feed production per feed mill has thus increased. According to a report issued by Beijing Orient Agribusiness Consultants Limited in November 2009 (the "**BOA Report**"), feed production in China grew at a CAGR of 9.4% from 2000 to 2008. In 2008, total feed production in China grew 11% to 137 million tonnes and in the first nine months of 2009, total feed production in China was approximately 100 million tonnes.

China Feed Production Trend (thousand tonnes)


2000 – 2008 CAGR: 9.4%
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2000
2002
2004
2006
2008
Complete feed
Concentrate feed
Premix feed

Source: Beijing Orient Agribusiness Consultants Limited, November 2009

China's Economy and Trends

According to the Economist Intelligence Unit (the "**EIU**"), China's economy has continued to grow very strongly with the country reporting a real GDP CAGR of 10.2% from 2000 to 2008. EIU also expects China to report an 8.1% real GDP growth in 2009 despite the global economic slowdown. This growth in the Chinese economy has increased the living standards of the Chinese population as a whole. In 2008, private consumption per capita in China was US$1,174 and it is expected to rise to US$1,290 in 2009; representing an increase of 9.8% year-on-year.

Growing demand for meat products

The industrialization of China and the concomitant rise in disposable income has led to a shift in dietary patterns. With rising disposable income, the Chinese consumer has begun to move from a starch based diet towards a more balanced diet that includes increased consumption of meat protein. Some industry sources estimate that, currently, approximately 1/3 of every food dollar in China is now spent on meat products.

China Food Consumption Trends by Proportion


60%
50%
40%
30%
20%
10%
0%
39%
31%
50%
52%
11%
17%
Grain
Vegetables
Meat
1995
2007

Source: China Statistical Year Book, 2008

According to the United States Department of Agriculture (the "**USDA**"), meat protein consumption in China has been rising steadily over the last few years. In 1995, USDA estimated that meat consumption (including beef, veal, pork and broiler meat) in China was approximately 25kg/person/year. In 2005, USDA estimated that meat consumption rose to 47kg/person/year and projected that it will increase to 51kg/person/year in 2009.

China Annual Per Capita Meat Consumption


52
51
50
49
48
47
46
45
8%
6%
4%
2%
0%
-2%
-4%
-6%
47
48
2.1%
46
-4.2%
49
6.5%
51
2005
2006
2007
2008
2009E
Meat consumption
Growth (%)

Source: USDA (Rodman & Redshaw Research September 2009)

Due to the rise in demand for meat products, there has thus been an exponential rise in demand for feed products. The feed conversion ratio measures the amount of feed required to produce 1kg of meat and according to industry sources, it takes approximately 7kg of feed to produce 1kg of beef, 4kg of feed to produce 1kg of pork and 2kg of feed to produce 1kg of poultry meat. On average, therefore, it takes at least four times the quantity of feed to meet an increase in demand of 1kg of meat.

Feed Conversion Ratio (kg feed per kg meat)


8
7
6
5
4
3
2
1
0
7
4
2
Beef
Pork
Poultry meat

Source: Beijing Orient Agribusiness Consultants Limited, November 2009

As the farming sector continues to consolidate and modernize in China and as farmers improve production techniques through government-led initiatives, demand for higher yielding feed products which meet or exceed safety and quality benchmarks issued by the Chinese government has increased.

Rising raw material prices

In recent years, rising raw material prices have significantly impacted the profit margins of feed producers. To counter the impact of increasing raw material input costs, some feed producers have begun to use substitute raw materials. Corn is one of the major raw materials used in animal feed and corn has recently experienced a major increase in price (17% increase in 2007 and 8% increase as of October 2008). As a result, wheat and bran are now increasingly substituted for corn in the production of animal feed.

Generally, the larger feed producers are better able to withstand the effects of raw material price increases.

Legislative and regulatory development

Legislation pertaining to the governance of the feed industry in China is still in the early stages of development. As such, current Chinese legislation standards on feed products are still relatively low as compared to international standards. The Chinese government, however, realizes the importance of regulation and standard setting for the development of the industry as a whole in order to ensure the safety of the feed products and the food chain.

The implementation of Measures for the Examination of Feed Production Enterprises in 2007 and the legislation of the first "Feed Law" in 2008 were among the first initiatives by the Chinese government to put in place such standards and regulations. All feed manufacturers in China must now adhere to these regulations. These standards and regulations are being progressively tightened with the aim of China meeting international standards on safety and quality.

The increased demands for quality by the Chinese government have adversely impacted on the operations of small scale feed manufacturers which do not have the systems and scale of operations to cope with, and ensure, that the higher safety and quality standards are met. With the Chinese government's emphasis on quality and safety, large scale modern operators may have an advantage over small scale operators as the larger operators have the capability and resources to modernize their systems and adhere to more stringent safety and quality standards.

China feed industry trends

Products in the feed industry in China are segmented into three main categories: complete feed, concentrate feed and premix feed. According to the BOA Report, the premix and concentrate feed market in the PRC has been growing at an average rate of 10% per year in volume since 2006. This trend of rapid growth in concentrate and premix feed market is expected to continue as large scale farmers whom are growing in size are the main users of these products.

Small scale farmers in China who are the largest users of complete feed products are facing increased competition and close government scrutiny to comply with the relevant health and safety regulations. As such, many of these small scale farmers have shut down operations which has led to the demand of complete feed products growing at a slower rate.

1Q-3Q 2009 Total Feed Production: 100 million tonnes


Premix feed
4%
Concentrate feed
19%
Complete feed
77%

Source: Beijing Orient Agribusiness Consultants Limited, November 2009

Feed Type End Use (1Q-3Q 2009)


Complete Feed
Others 6%
Egg poultry 35%
Aqua 14%
Poultry 17%
Swine 28%
Concentrate Feed
Others 9%
Aqua 1%
Poultry 13%
Swine 53%
Egg poultry 24%
Premix Feed
Others 12%
Aqua 6%
Egg poultry 10%
Swine 55%
Poultry 17%

Source: Beijing Orient Agribusiness Consultants Limited, November 2009

Currently, the aquaculture sector in China is in the early stages of development. In 2008, according to Chinese government statistics, the total cultivation volume (養殖量) of aqua stock totaled 34.1 million tonnes and the industry reported a CAGR of 5.1% from 2005 to 2008. However, the 11th five year plan (2006 to 2010) released by the PRC government targeted an annual output of 45.5 million tonnes by 2010. As such, there is a significant growth potential in this sector which will lead to increased demand for aquaculture feed.

Technology and research and development will also continue to drive the industry as higher and more efficient feed products are developed. This will lead to higher feed conversion ratios which will benefit both farmers and feed producers.

Business Overview

The Restructured CPI Group is one of the leading feed producers in China. It is principally engaged in the manufacture, distribution and sale of swine feed, poultry feed, aquaculture feed and other feed products. It possesses advanced and fully computerized feed production equipment and uses the latest technology to create different feed formulae matching the different nutritional requirements of animals at different phases of their growth.

The Restructured CPI Group was established in China in 1979, and its products are sold under the "Chia Tai" brand, a famous feed brand in the PRC which is well recognized for its high feed-to-meat conversion ratio and unique after-sale services. The Restructured CPI Group has also been awarded the "China Famous Brand Product (中國名牌產品)" for its poultry and swine feed products in 2006, the "China Famous Brand Product (中國名牌產品)" for its aqua feed products in 2007, and the "China Top 50 Feed Enterprise (全國50強飼料企業)" in 2009.

The Restructured CPI Group has a large scale of operations with total production capacity of approximately 8.3 million tonnes of feeds, spanning 26 provinces and municipalities throughout China with 53 subsidiaries and 4 jointly-controlled entities. Unlike many of its competitors, the Restructured CPI Group has a nationwide platform. At present, the Restructured CPI Group has an extensive national distribution network in China supported by its team of sales representatives, and more than 24,000 sales agents including independent third party exclusive distributors and farm operators with larger-scale operations.

With enhanced focus on hygiene and food safety in China, the Restructured CPI Group procures its raw material from recognized suppliers which it prequalifies.

By selling high quality feed products along with value-added services through its extensive distribution network, the Restructured CPI Group aims to maintain its leading position in the local feed industry in China and will continue to use its best efforts to increase its market share.

(b) Risk Factors

Shareholders should note the occurrence of the following risks could have a material adverse effect on the business, results of operation, financial condition and future prospects of the Restructured CPI Group:

(i) Raw Material Price Volatility

The results of operation of the Restructured CPI Group may be affected by the price volatility of major ingredients used in the production of animal feed including corn, soybean meal, cottonseed meal, wheat and fish meal. These raw materials are basic agricultural commodities and their prices are affected by global commodities pricing as well as demand and supply in China. Fluctuations of commodity prices are affected by demand and supply of the agricultural product for human food production and animal feed production. In addition, these basic commodities are used in the production of other food items, including oil products, corn syrup and other sugar based products. Increasingly, the price of some of the ingredients has also been affected by the demand for energy substitutes such as corn-based ethanol.

The Restructured CPI Group believes that it will be able to manage the risks of cost increases in raw materials through appropriate measures and will take steps to alter its pricing structure to pass on any price increase in raw materials to customers, if appropriate.

(ii) ***Raw Material Supply Availability***

The Restructured CPI Group requires a reliable supply of raw materials including corn, soybean meal, cottonseed meal, wheat, and fish meal. The supply of raw materials varies from time to time depending on weather conditions and natural calamities which may result in supply interruptions and shortages. Sourcing of these raw materials also depends on competing demands for these raw materials from competitors of the Restructured CPI Group, and producers of other goods which use similar raw materials.

The Restructured CPI Group sources raw materials from a wide range of suppliers both domestically and if necessary, from overseas suppliers and has so far not faced any material shortage in raw materials. The Restructured CPI Group buys its raw materials in bulk and maintains various large warehouses within its production facilities which store sufficient reserves of raw materials in the event of sudden supply shortages.

(iii) ***Decline in Demand for a Particular Food Group***

As the Restructured CPI Group sells feed products for specific animals (such as chicken and pigs), a decline in demand for any particular animal or aqua based protein group will affect the demand for the associated feed. Decline in demand may be due to loss of consumer confidence or a change on consumer preference due to food fashion trends and changing consumer taste. As the PRC consumer's purchasing power increases, due to increased per capita income, preference may change from low cost protein sources to higher cost protein sources thereby shifting consumer demand.

The Restructured CPI Group believes it can mitigate declines in demand for particular food groups through its diversified product range (which includes feeds for poultry (both broiler and layer), swine, cattle, sheep, shrimp and fish), wide geographical spread of operations within China, and its reputation for quality products.

(iv) ***Loss of Consumer Confidence due to Animal Borne Disease Outbreak***

Animal borne disease outbreak in any one food category, such as chicken products or pork products, is a continued risk throughout the food chain industry. As any animal borne disease outbreak may affect the consumer demand for that food category, it will ultimately affect the demand for animal feed for that food category. For example, in 2004, as a result of avian flu which affected the demand for poultry, the sales of the Restructured CPI Group with respect to poultry feed dropped dramatically as a result of decreased consumption of chicken and chicken-related products. The financial performance of the Restructured CPI Group will be affected by a decline in demand for feed products of any particular food category as a result of that food category being affected by animal-borne disease outbreak, and this occurrence is beyond the control of the Restructured CPI Group.

(v) Substantial Portion of Revenue is Derived From Sales in the PRC

The Restructured CPI Group derives all its revenue from sales in China. Incidents such as significant decline of the economy or outbreak of an epidemic in the PRC will have a negative impact on the sales of the products of the Restructured CPI Group and adversely affect its business, financial condition and results of operations.

(vi) Distribution Network

The Restructured CPI Group sells up to approximately 85% of its products through its exclusive distributor network of 24,000 independent third party distributors nationwide in China. As the distributor network sells only the feed products of the Restructured CPI Group, it provides a very strong backbone for the sales and distribution of the Restructured CPI Group. These regional distributors are selected on the basis of their creditability, experience, and reputation within the community, and their distribution contracts are reviewed on an annual basis.

Based on information available to the Company, the Restructured CPI Group has not encountered any material adverse issue with the distribution network. However, there is no assurance that the exclusive distributor network will remain in place for the long term. Any change in the structure overall, or in the individual make up of the distributors may have an affect on the distribution and sales of the Restructured CPI Group.

(vii) Disruptions to Feed Manufacturing Facilities

The financial performance of the Restructured CPI Group depends on its ability to produce feed continuously in its manufacturing facilities throughout China. As such, should there be any serious disruption of production, by machine failure, mechanical malfunction or worker stoppage, this may result in decreased efficiencies, and therefore higher production costs and lower profitability. As such, the Restructured CPI Group adheres to a maintenance policy whereby on average, the plant machinery and equipment is stopped for maintenance once every month for those plants running at full capacity, and on average once every two-weeks for those plants running less than full capacity.

(viii) Continued Support from Financial Institutions

As of 30 June 2009, the Restructured CPI Group had bank borrowings of short term nature of approximately US$351 million and of long term nature of approximately US$69 million. These borrowings were used primarily in support of working capital needs such as inventory financing. The Restructured CPI Group depends upon its good banking relationships to maintain support for continued operations and for future growth. If short term financing is not available to the Restructured CPI Group, this may result in decrease of inventory levels, which will result in insufficient raw material supply to meet demand, and thus, result in either lower revenues or lower margins. If longer term financing is not available, this may result in a lower revenue growth rate.

(ix) Change in Tax Policy

The Restructured CPI Group enjoys an exemption from value-added-tax ("**VAT**") on its feed products pursuant to Guo Shui Fa [1999] No 39. As a result, the Restructured CPI Group is able to translate some of this advantage into its gross margins, and pass on some of this advantage to its customers. This tax policy may be changed or amended by the PRC government at any time. In the event of change, if the Restructured CPI Group is not able to pass on the additional VAT expense to its customers, it may experience a decline in margins. In the event it is unable to pass on the additional VAT expense, it may suffer a decline in demand as prices will be increased to reflect VAT, which may cause some customers to turn to lower priced products. The VAT exemption is granted on a year by year basis to all feed manufacturers in the PRC. As such, in the event the VAT exemption is rescinded, all feed manufacturers in the PRC (including the Restructured CPI Group) will be assessed VAT.

In addition, Shareholders should note the following risks relating to the Acquisition:

In order to achieve completion of the Acquisition, members of the OSIL Group will implement the Pre-Acquisition Restructuring steps, which include, among other things, the transfer of various feed related entities held by CPG and the disposal of non-feed related entities currently held by the Restructured CPI Group. Some of the steps involved in relation to the Pre-Acquisition Restructuring require PRC regulatory approval and obtaining such approval may take longer than expected, which may in turn impact on the timing of the transaction. The Company has engaged its own PRC legal counsel to review and attend to the Pre-Acquisition Restructuring.

The Acquisition is subject to various conditions precedent being satisfied, or where applicable, waived. If the condition precedents are not satisfied, the Acquisition Agreement may be terminated and the Acquisition will not be completed.

(c) Legal and Regulatory Requirements

The following is a summary of the key PRC laws and regulations relating to the Relevant Business:

The Administrative Regulation on Feed and Feed Additives (飼料和飼料添加劑管理條例)

The Administrative Regulation on Feed and Feed Additives (the "**Regulation**") was promulgated by the State Council on 29 May 1999 and amended on 29 November 2001. According to the Regulation, in addition to the requirements for the establishment of an enterprise as stipulated in the relevant laws and administrative regulations, the establishment of feed or feed additives manufacturing enterprises should also meet the following requirements:

(i) possession of buildings, equipment, techniques and storage facilities suitable for the production of feed and feed additives;

(ii) possession of full-time technical personnel qualified for the production of feed and feed additives;

(iii) possession of necessary institution, personnel and facilities for the inspection of product quality;

(iv) the production circumstances conform to the prescribed national safety and hygiene requirements; and

(v) the measures for preventing and controlling pollution conform to the requirements for environmental protection stipulated by the State.

The Measures for the Examination of Feed Production Enterprises (飼料生產企業審查辦法)

The Measures for the Examination of Feed Production Enterprises (the "**Measures**") were promulgated by the Ministry of Agriculture of the PRC on 24 November 2006 and came into effect on 1 May 2007. These Measures are applicable to the examination of the establishment of feed production enterprises. For the establishment of a feed production enterprise, the enterprise registration formalities shall not be handled until an application has been approved upon examination of the feed administrative department of the provincial people's government in accordance with the Measures.

The Administrative Regulation on Cereal Circulation (糧食流通管理條例)

The Administrative Regulation on Cereal Circulation (the "**Administrative Regulation**") was promulgated and implemented by the State Council on 26 May 2004. A business operator engaged in cereal purchases shall not engage in cereal purchases unless it has acquired the cereal purchase qualifications and has gone through the formalities for registration in pursuance of the Administrative Regulation of the PRC on Company Registration.

Product Quality Law of the PRC (中華人民共和國產品品質法)

Product Quality Law of the PRC was implemented on 1 September 1993 and revised on 8 July 2000. This law applies to all production and marketing activities within the territory of the PRC. Producers and sellers shall have their own proper regulations for the management of product quality and implementation of post-oriented quality regulations, quality liabilities and relevant measures for their assessment. Producers and sellers are responsible for product quality according to the provisions of this law.

Law of the PRC on Prevention and Control of Water Pollution (中華人民共和國水污染防治法)

Law of the PRC on Prevention and Control of Water Pollution was amended on 28 February 2008 and implemented on 1 June 2008. This law applies to pollution prevention and control for surface and ground water bodies including rivers, lakes, canals, irrigation channels and reservoirs within the territory of the PRC. The State Council oversees the licensing system for pollutant discharge. Enterprises and public institutions which directly or indirectly discharge industrial waste water or medical sewage to waters or which are required to obtain the pollutant discharge license before discharging waste water and sewage water must obtain the pollutant discharge license; and entities operating facilities and establishments for the concentrated treatment of urban sewage

must also obtain the pollutant discharge license. The power to provide for the specific measures and implementation steps for licensing pollutant discharge shall remain with the State Council. All enterprises and public institutions are prohibited from discharging the above-mentioned waste water and sewage to waters without the pollutant discharge license or operating in violation of the terms of the pollutant discharge license.

Environmental Protection Law of The People's Republic of China (中華人民共和國環境保護法)

Environmental Protection Law of the PRC was promulgated and implemented on 26 December 1989. Enterprises and institutions discharging pollutants must report to and register with the relevant authorities in accordance with the provisions of the competent department of environmental protection administration under the State Council. Enterprises and institutions discharging pollutants in excess of the prescribed national or local discharge standards shall pay a fee for excessive discharge according to state provisions and shall assume responsibility for eliminating and controlling the pollution.

(d) Operational and Financial Review

Please refer to Appendix IV for a discussion on and analysis of (i) the operational performance of the Restructured CPI Group; and (ii) significant fluctuations of the Restructured CPI Group's balance sheet and cash flow items for the three years ended 31 December 2008 and the six months ended 30 June 2009.

(e) Management Expertise

The Restructured CPI Group is led by an experienced senior management team, and the biographies of the senior management team members are as follows:

Mr. Damrongdej Chalongphuntarat, aged 57, is the Vice Chairman of the Restructured CPI Group and is responsible for the operation of the Restructured CPI Group's feedmill business in Sichuan, Chongqing, Hubei, Hunan and Anhui. He obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. Mr. Chalongphuntarat has extensive experience in the management of agribusiness operations.

Mr. Anan Athigapanich, aged 57, is the Vice Chairman of the Restructured CPI Group and is responsible for the operation of the Restructured CPI Group's feedmill business in Jiangsu, Zhejiang, Yunnan, Guangxi, Fujian and Jiangxi. He obtained a bachelor's degree in Agriculture from Sukhothai Thammatirat University, Bangkok, Thailand and received his Doctor of Agriculture Management from Maejo University, Thailand. Mr. Athigapanich has extensive experience in the management of agribusiness operations.

Mr. Xie Yi, aged 53, is the Vice Chairman of the Restructured CPI Group and is responsible for the overall administrative management of the Restructured CPI Group. Prior to joining the Charoen Pokphand Group, he was a director of China Council for the Promotion of International Trade (the "**CCPIT**") and a general manager of CCPIT Bangkok office from 1982 to 1994 and from 1994 to 2002, respectively. He holds a Master's Degree in Business Administration from Warwick University, England. Mr. Xie has extensive experience in the management of agribusiness operations.

Mr. Bai Shanlin, aged 50, is the Vice Chairman of the Restructured CPI Group and is responsible for the operation of the Restructured CPI Group's feedmill business in Xinjiang, Huaxia, Neimenggu, Gansu, Shaanxi and Shanxi. He obtained the Governmental Exchange Specialist in Agricultural Management from the Australian Ministry of Foreign Affairs, a Specialist Certificate in Livestock Management in the PRC and a Professional Diploma in Animal Science, Gansu College of Animal Husbandry. Mr. Bai has extensive experience in the management of agribusiness operations.

Mr. Paisan Youngsomboon, aged 41, is the Chief Financial Officer of the Restructured CPI Group and is in charge of the Restructured CPI Group's overall financial management. Prior to joining the Charoen Pokphand Group, he worked as an audit assistant from 1990 to 1991 in Thailand Coopers & Lybrand. He obtained a Master's degree in Business Administration from Ramkhamhaeng University, Bangkok, Thailand. Mr. Youngsomboon has extensive experience in audit, accounting and finance management.

Dr. Gary Robert Stoner, aged 56, is the President of the Restructured CPI Group and is responsible for the Restructured CPI Group's feed technology function line. He obtained a Ph.D. degree in animal nutrition and feed science from Kansas State University, United States of America. Dr. Stoner has extensive experience in animal nutrition and feed technology of agribusiness operations.

(f) Development Plan of the Restructured CPI Group

In anticipation of the rising demand for feed products in China, the Restructured CPI Group will continue to increase its production capacity by expanding its existing feed mill operation and/or leasing or investing in new feed production facilities. Based on information available to the CPP Group, the Restructured CPI Group has preliminary plans to invest approximately RMB140 million, RMB230 million and RMB380 million in the year 2010, 2011 and 2012, respectively, to increase the total production capacity of the Restructured CPI Group by approximately 3.0 million tonnes by the end of 2012.

To ensure greater customer satisfaction with the Restructured CPI Group's feed products in the future, the Restructured CPI Group will continue to enhance the quality of its products, improve the efficiency and accessibility of its distribution services and tailor-make appropriate after-sale services to its customers.

L. REASONS FOR THE ACQUISITION

(a) The Restructured CPI Group

The Company believes that the Acquisition represents an attractive opportunity to (a) acquire a controlling interest in one of the leading producers of animal and aqua feed in the PRC; (b) broaden and diversify the income base of the CPP Group; and (c) gain exposure in a profitable business in the PRC with sustainable growth over the long term.

The Restructured CPI Group is one of the leading feed producers in the PRC. The Restructured CPI Group will have:

(a) a vast scale of operations, spanning 26 provinces and municipalities in the PRC, providing a scaleable platform for a nationwide footprint;

(b) an extensive distribution network with over 24,000 independent distributors; and

(c) a diversified product base, producing both animal, including poultry feed, swine feed, and aquatic feed, including fish and shrimp feed.

In addition, the Restructured CPI Group will have a dedicated and established technical support team with over 3,000 employees, which is able to provide after-sales technical support to customers of the Restructured CPI Group. This enhances the competitiveness of the Restructured CPI Group and allows it to develop strong relationship with its customers.

Following the Acquisition, the issued share capital of the New CPP Group will be substantially enlarged from approximately US$28,898,000 to US$194,244,000 as the Consideration comprises the issue of Consideration Shares. There will be no immediate cash outflow for the CPP Group pursuant to completion of the Acquisition.

The Acquisition will also position the Company well to capitalize on numerous growth opportunities, including the following:

Sustainable growth in the feed industry

The Directors believe the growth of feed industry will continue in the medium-term, driven by increasing demand for quality food from farmers as their disposable incomes rise and their awareness of feed safety increases. In addition, the Directors expect the continuous high demand for meat and aquatic food and thus, for feed. As GDP per capita and disposable incomes rise in the PRC, the Directors expect that the population will consume more meat and aquatic food products.

Industry consolidation

The animal feed industry in the PRC is highly fragmented, with over 10,000 producers as compared to approximately 300 producers in the US. As China is the world's second largest animal feed producer by volume, the Directors believe the animal feed industry in the PRC will consolidate and that the New CPP Group has the leadership, the management capability, funding resources and nationwide footprint to drive the consolidation process.

Horizontal expansion

The PRC agricultural industry is a large and growing market that encompasses many more products besides livestock and aqua feed. The CPP Group is well positioned to add additional rural products to its portfolio through its distribution network.

As disclosed in the CPP Group's 2009 Interim Report dated 21 September 2009, the CPP Group is in the process of expanding its sales networks and enhancing publicity for its chlortetracycline business and through its jointly-controlled entities, the industrial business. The CPP Group intends to continue with such business plans regarding its chlortetracycline business and industrial business after Completion. The Acquisition will provide an opportunity for the CPP Group to broaden and diversify its income base.

Following the Acquisition, the Company intends to continue its current chlortetracycline business and industrial business while placing increasing emphasis on the Relevant Business in the longer term. The Acquisition will substantially improve the business of the CPP Group and enhance its shareholder value. Based on the above reasons, the Board believes that the Acquisition will be beneficial to the Company and its Shareholders as a whole.

Shareholders should note that upon completion of the Acquisition, the Company will have higher earnings than its current earnings and that the Acquisition is accretive, i.e. the earnings per share (the "**EPS**") post-Acquisition will be higher than the EPS before the Acquisition, notwithstanding the enlarged share capital following completion of the Acquisition.

The historical purchase cost of CPI Interests is not reflective of the value of the Relevant Business, (following the Pre-Acquisition Restructuring), taking into account its potential future earnings and growth.

As stated above, the Acquisition represents an attractive opportunity to the Company and its Shareholders to (a) acquire a controlling interest in the Relevant Business which is one of the leading producers of animal and aqua feed in the PRC's fragmented feed industry; (b) broaden and diversity the income base of the CPP Group; and (c) gain exposure in a profitable business in the PRC with sustainable growth over the long term.

(b) Background of Prior Disposal

Other than its existing business, the CPP Group was previously engaged in the trading of agricultural products, the Relevant Business and the poultry farming operations prior to the completion of the disposal of, among others, Chia Tai China Agro and Chia Tai Investment (together, the "**Disposed Business**") in August 2008 (Details and the reasons of such disposal were disclosed in the announcement and circular issued by the Company on 18 April 2008 and 27 May 2008, respectively). The Disposed Business comprised both feed and farming businesses. As mentioned in the announcement and the circular issued by the Company and dated 18 April 2008 and 27 May 2008, respectively, the financial performance of the Company's agribusiness had been negatively impacted by the intermittent outbreaks of animal-borne diseases, the import ban imposed on certain agribusiness products in some important export markets, and pricing pressure from local competitors; and in addition, its operating profit had been adversely affected by the substantial finance costs associated with its high debt/total equity gearing ratio at that time and its outlook at that time had become unclear with the implementation by the PRC authorities of measures to control food and livestock prices.

It has been identified that the earnings from the farming business of the Disposed Business have been volatile as they have been adversely impacted by various animal diseases and governmental control on livestock prices from time to time. Since the Company's disposal of the Disposed Business in 2008, the CPG Group has taken steps to change the management approach to the Disposed Business i.e. to focus on the profitability of the individual lines of the relevant component businesses, rather than the Disposed Business on an integrated basis. The CPP Group management of the individual lines of the Disposed Business has since been able to review the Relevant Business independently and during this process, it became clear that the Relevant Business, being part of the Disposed Business, has strong potential for growth and enhanced profitability if it could be delineated from the rest of the Disposed Business, which is expected to continue to be negatively affected by most of the factors mentioned above. As a result, the

Company has been offered the opportunity to acquire that part of the Disposed Business which carries on the Relevant Business in the form of the Restructured CPI Group, which would be put in place upon completion of the Pre-Acquisition Restructuring. Through the Pre-Acquisition Restructuring, the rest of the Disposed Business (comprising mainly the farming business) will be excluded from the Relevant Business that is proposed to be acquired by the Company through the Acquisition. The Board believes that the Relevant Business on a standalone basis is a more profitable and stable business from an earnings perspective. For financial information of the Restructured CPI Group, please see the section headed "Information on Parties and Interests to be Acquired" above and Appendix II to this circular.

In the circumstances, the Directors (including the members of the Independent Board Committee after taking into account the independent financial adviser's advice) consider that the terms of the Acquisition (including the Transitional Arrangements) are on normal commercial terms, fair and reasonable and in the interests of the Shareholders and the Company as a whole.

M. REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

As CPI will become wholly-owned subsidiary of the Company upon completion of the Acquisition, the Company and OSIL have entered into the Master CPP Supply Agreement and the Master CPP Purchase Agreement in order to continue the supply and purchase of the CPP Products and the OSIL Products, respectively between the New CPP Group and the OSIL Group following such completion.

Certain assets relating to the Non-Feed Business cannot be legally disposed of by the Restructured CPI Group as the relevant consent of the joint venture partner cannot be obtained. Accordingly, the Company and OSIL have entered into the Master Business Carve-out Agreement to carve out such Non-Feed Business assets from the New CPP Group in order to give effect to the Pre-Acquisition Restructuring. Under this arrangement, all economic benefits and risks associated with such "carved out" assets in substance belong to the OSIL Group, even though such assets may remain on the books of the New CPP Group.

The Directors (including the independent non-executive Directors after taking into account the advice from the independent financial adviser) consider the proposed terms of the Continuing Connected Transactions under the CCT Agreements, including the respective annual caps, are on normal commercial terms, fair and reasonable and in the interest of the Shareholders and the Company as a whole.

N. LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

Very Substantial Acquisition and Connected Transaction

Each of OSIL and CPI is beneficially-owned as to 100% by CPG, which is in turn owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, OSIL, CPI and CPG are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the Acquisition (including the issue of the Consideration Shares and the Convertible Preference Shares as a consideration for the Acquisition) constitutes connected transactions for the Company for the purposes of the Listing Rules.

Based on the relevant percentage ratio(s), the Acquisition also constitutes a very substantial acquisition of the Company under Rule 14.07 of the Listing Rules.

Financial Assistance

Based on the relevant percentage ratio(s), each of the Transitional Arrangements relating to the Acquisition involving the Intercompany Debt settlement and the provision of Transitional Guarantees by the New CPP Group post-completion constitutes financial assistance under the Listing Rules and a major and connected transaction for the Company under the Listing Rules. Such Transitional Arrangements form an integral part of the Acquisition and will be aggregated with the Acquisition for the purposes of the Listing Rules.

The Acquisition (including the Transitional Arrangements) requires the approval of the Independent Shareholders at the SGM. Pursuant to Rule 14A.18 and Rule 14.49 of the Listing Rules, the Chearavanont Shareholders and their respective associates, who control or are entitled to control over the voting right in respect of an aggregate 1,486,108,445 CPP Shares, representing approximately 51.43% of the issued share capital of the Company as at the Latest Practicable Date, will abstain from voting at the SGM with respect to the Acquisition (including the Transitional Arrangements).

In accordance with the requirements of the Listing Rules, the votes to be taken at the SGM shall be conducted by poll.

Continuing Connected Transactions

The transactions under the CCT Agreements constitute continuing connected transactions under the Listing Rules. Taking into account the aggregate annual caps of the respective transactions under each of the CCT Agreements, the respective transactions contemplated under the CCT Agreements will constitute non-exempt continuing connected transactions for the Company under Rule 14A.35 of the Listing Rules and will be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of an independent financial adviser. Pursuant to Rule 14A.18 of the Listing Rules, the Chearavanont Shareholders and their respective associates, who control or are entitled to control over the voting right in respect of an aggregate 1,486,108,445 CPP Shares, representing approximately 51.43% of the issued share capital of the Company as at the Latest Practicable Date, will abstain from voting at the SGM with respect to the Continuing Connected Transactions.

The Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions are inter-conditional on each other. The Acquisition (including the Transitional Arrangements) is conditional on each of the proposed increase in authorized share capital of the Company and the proposed amendments to the Bye-laws being approved by the Shareholders, but not vice versa.

O. FINANCIAL IMPACT OF THE ACQUISITION

Upon Completion, the financial results of the Restructured CPI Group will be consolidated into the financial statements of the CPP Group.

The financial impact of the Acquisition is illustrated by way of unaudited pro forma combined financial information of the New CPP Group after the Acquisition as included in Appendix III to this circular.

Based on the audited consolidated financial statements of the CPP Group for the year ended 31 December 2008, the total assets and total liabilities of the CPP Group as at 31 December 2008 were approximately US$165.8 million and US$48.9 million, respectively. Assuming the Acquisition was completed by 31 December 2008, the unaudited pro forma total assets and unaudited pro forma total liabilities of the New CPP Group would amount to approximately US$2,193.5 million (including goodwill on consolidation of US$1,142.0 million) and US$745.1 million, respectively, representing an increase of approximately 1,223% in the case of total assets and 1,422% in the case of total liabilities from those set out in the audited consolidated financial statements of the CPP Group for the year ended 31 December 2008.

Based on the audited consolidated financial statements of the CPP Group for the year ended 31 December 2008, the profit attributable to equity holders of the Company amounted to approximately US$45.2 million. Assuming the Acquisition was completed by 1 January 2008, the New CPP Group (after the Acquisition) would have unaudited pro forma profit attributable to equity holders amounting to approximately US$149.1 million, representing an increase of approximately 229.9% from the amount as set out in the audited consolidated financial statements of the CPP Group for the year ended 31 December 2008.

P. FINANCIAL AND TRADING PROSPECTS OF THE NEW CPP GROUP

The Restructured CPI Group is a leading modern industrial animal feedstock manufacturer in China with a country-wide, national footprint. The Restructured CPI Group is a producer of diversified animal feed products and principally engaged in the production, distribution and sale of swine feed, poultry feed, aquaculture feed and other feed products. The Restructured CPI Group has a well-diversified product mix including:

- Complete feed
  - Swine feed
  - Poultry feed
  - Aquaculture feed – for shrimp and fish
- Other feed products, primarily cattle feed and sheep feed
- Premix feed
- Concentrate feed

At present, the Restructured CPI Group has an extensive national distribution network in China conducted through a team of sales representatives owned by the Restructured CPI Group as well as more than 24,000 independent third party exclusive distributors. Starting from 2008, the Restructured CPI Group has gradually ceased selling products through non-exclusive distributors to ensure the efficient delivery of its quality products.

Following completion of the Acquisition, the New CPP Group will be able to (a) acquire a controlling interest in one of the leading producers of animal and aqua feed in the PRC; (b) broaden and diversify the income base of the CPP Group; and (c) gain exposure in a profitable business in the PRC with sustainable growth over the long term.

The Company intends to continue its current chlortetracycline business and industrial business while placing increasing emphasis on the Relevant Business in the longer term.

The Restructured CPI Group has in place a strong senior management team with in-depth knowledge in feed production operations and strong understanding of the Chinese market. For information on the senior management of the Restructured CPI Group, please refer to the section headed "Management Expertise" above. Following the completion of the Acquisition, the Company will appoint certain senior management team members of the Restructured CPI Group to the Board to oversee the CPP Group's investment in the Restructured CPI Group. The Directors are of the view that the appointment of the core members of the Restructured CPI Group's senior management team to the Board will enable the CPP Group to benefit from their knowledge and experience. The Company is confident that under the leadership of the Restructured CPI Group's senior management in the year ahead, the New CPP Group will continue to build on its strong brand and distribution coverage, to increase its sales and the Acquisition will substantially improve the business of the CPP Group and contribute to long term value for the Shareholders. For further information on future development of the Relevant Business in the near term, please refer to the section headed "Development Plan of the Restructured CPI Group".

Q. RECOMMENDATION

The Independent Board Committee has been established to consider whether the respective terms of the Acquisitions (including the Transitional Arrangements) and the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and CIMB Securities (HK) Limited has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter from CIMB Securities (HK) Limited containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 47 to 78 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on pages 45 and 46.

The Independent Board Committee, having taken into account the opinion of CIMB Securities (HK) Limited, considers the respective terms of the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions to be fair and reasonable and are in the interest of the Company and the Shareholders as a whole and accordingly, recommends the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the SGM.

R. SPECIAL GENERAL MEETING AND PROXY ARRANGEMENT

A notice convening the SGM at which resolutions will be proposed to the Independent Shareholders to consider, and if thought fit, to approve, among other things, the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions, is set out on pages 304 to 326 of this circular.

A form of proxy for use at the SGM is also enclosed. Whether or not you are able to attend the SGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting if they so wish.

Completion of the Acquisition is subject to various conditions and may or may not proceed to completion. Shareholders and potential investors in the Company should exercise caution when dealing in the CPP Shares.

S. FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

31 December 2009

To the Independent Shareholders

Dear Sirs,

RESTRUCTURING INVOLVING A VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS AND FINANCIAL ASSISTANCE CONSTITUTING A MAJOR AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 31 December 2009 issued to the Shareholders (the "**Circular**") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions, and not having any interest in the transactions contemplated under the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions, we have been appointed by the Board to advise you as to whether, in our opinion, the terms of the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions, and the relevant annual caps of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

CIMB Securities (HK) Limited has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms of the Acquisition (including the Transitional Arrangements), the Continuing Connected Transactions and the relevant annual caps of the Continuing Connected Transactions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 47 to 78 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 7 to 44 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by CIMB Securities (HK) Limited as stated in its letter of advice, we consider that the terms of the Acquisition (including the Transitional Arrangements), and the Continuing Connected Transactions and the relevant annual caps of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and its Shareholders. We therefore recommend the Independent Shareholders to vote in favour of the resolutions in relation to the Acquisition (including the Transitional Arrangements), the Continuing Connected Transactions and the relevant annual caps to be proposed at the SGM.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Ma Chiu Cheung, Andrew	**Sombat Deo-isres**	**Sakda Thanitcul**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of the letter of advice to the Independent Board Committee and the Independent Shareholders from CIMB Securities (HK) Limited dated 31 December 2009 prepared for the purpose of incorporation in this circular.



CIMB Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

31 December 2009

To the Independent Board Committee and the Independent Shareholders of
C.P. Pokphand Co. Ltd.

Dear Sirs,

RESTRUCTURING INVOLVING A VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS AND FINANCIAL ASSISTANCE CONSTITUTING A MAJOR AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Acquisition Agreement, the terms of the Continuing Connected Transactions and the proposed caps (the "**Proposed Caps**") for the Continuing Connected Transactions contemplated under each of the CCT Agreements, details of which are contained in a circular of the Company (the "**Circular**") to the Shareholders dated 31 December 2009, of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

On 11 December 2009, the Company entered into the Acquisition Agreement with OSIL in relation to the proposed acquisition of the CPI Interests by the Company, through which, the CPP Group will acquire the Relevant Business operated by the Restructured CPI Group in the PRC at the Consideration of HK$5,382 million, which will be satisfied by the allotment and issuance of a total of 16,534,562,212 Consideration Shares (subject to possible deduction if the Intercompany Debt is not fully repaid).

In addition, on the same day, the Company entered into the Master CPP Supply Agreement, the Master CPP Purchase Agreement and the Master Business Carve-out Agreement, respectively, with OSIL. Pursuant to the Master CPP Supply Agreement, the New CPP Group shall supply to the OSIL Group various feed-related products produced or procured by the New CPP Group such as animal feed, chlortetracycline, animal drugs and feed raw materials which may be required by the OSIL Group. Pursuant to the Master CPP Purchase Agreement, the New CPP Group shall purchase from the OSIL Group L-Lysine and edible oil which may be required by the New CPP Group. Pursuant to the Master

Business Carve-out Agreement, the New CPP Group shall either lease to the OSIL Group or grant the OSIL Group the right to use certain fixed assets on the books of the New CPP Group, which the OSIL Group will require for its non-feed production activities.

Details of the Acquisition Agreement and the CCT Agreements are set out in the letter from the Board (the "**Letter from the Board**") of the Circular.

As at the Latest Practicable Date, OSIL was wholly owned by CPG, which was in turn owned as to 51.31% by the Chearavanont Shareholders, being the controlling shareholders of the Company with direct and indirect interests of approximately 51.43% in the issued share capital of the Company on an aggregate basis. Accordingly, OSIL is a connected person of the Company under the Listing Rules and the Acquisition constitutes a connected transaction and the transactions contemplated under each of the CCT Agreements constitute continuing connected transactions for the Company under the Listing Rules.

Given the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the Consideration and the aggregate annual caps for the respective continuing connected transactions under each of the CCT Agreements, the Acquisition Agreement and the transactions contemplated thereunder and the CCT Agreements and the transactions contemplated thereunder shall be subject to the reporting, announcement and the Independent Shareholders' approval requirements under the Listing Rules.

The Chearavanont Shareholders and their respective associates shall abstain from voting at the SGM.

An independent board committee comprising Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul, being the independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Acquisition Agreement and the transactions contemplated thereunder, the CCT Agreements and the transactions contemplated thereunder and the Proposed Caps.

BASIS OF OUR OPINION

In formulating our recommendation, we consider that we have reviewed sufficient and relevant information and documents and have taken reasonable steps as required under Rule 13.80 of the Listing Rules including the notes thereto to reach an informed view and to provide a reasonable basis for our recommendation. The Directors have declared in a responsibility statement set out in Appendix V to the Circular that they jointly and severely accept full responsibility for the accuracy of the information contained and representations made in the Circular. We have relied on the information and facts contained or referred to in the Circular, the information provided by the Company and our review of the relevant public information. We have also assumed that the information, facts and representations contained or referred to in the Circular were true and accurate at the time they were made and up to the date of the SGM. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, OSIL, the Restructured CPI Group, CPI or any of their respective subsidiaries or associates. We have no reason to doubt the truth, accuracy and completeness of the information, facts and representations provided and represented to us by the Company. We have also been advised by the Company and believe that no material facts have been omitted from the Circular.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion, we have considered the following principal factors and reasons:

The Acquisition

(I) Background information relating to the CPP Group

The CPP Group has four business lines, including chlortetracycline ("**CTC**") products, motorcycle products, carburetors and automobile accessories, and Caterpillar machinery distribution (the "**Continuing Operations**"). As disclosed in the Company's annual report for the year ended 31 December 2008 (the "**Annual Report 2008**"), the Company disposed of its agribusiness operations (comprising the feed manufacturing operations and the poultry farming operations) (the "**Disposal**") in 2008 and utilised the proceeds from the Disposal to repay almost all of its long-term debts.

Set out below is a summary of the audited consolidated financial results of the Company for the two years ended 31 December 2008 and the unaudited consolidated financial results of the Company for the six months ended 30 June 2009 as extracted from the Annual Report 2008 and the Company's interim report for the six months ended 30 June 2009:

	For the year ended 31 December 2007 *(US$'000)*	For the year ended 31 December 2008 *(US$'000)*	For the six months ended 30 June 2009 *(US$'000)*
Continuing Operations:			
Turnover	66,918	64,492	31,519
Gross profit	15,299	6,068	3,193
Profit/(Loss) before tax	(7,979)	3,009	3,493
Net profit/(loss) from the Continuing Operations	(8,913)	2,979	3,493

For the Continuing Operations, the CPP Group recorded a turnover of approximately US$64.5 million for the year ended 31 December 2008 ("**FY2008**"), which was comparable to that for the year ended 31 December 2007 ("**FY2007**"). However, gross profit decreased from approximately US$15.3 million in FY2007 to approximately US$6.1 million for FY2008. As disclosed in the Annual Report 2008, the drop in gross profit margin for the year was primarily due to the rise in raw material and energy production costs and the ineffective fermentation during the production process which inadvertently increased raw material consumption and reduced production efficiency. Nevertheless, the CPP Group reported a net profit of approximately US$3.0 million for the Continuing Operations for FY2008 as compared to a loss of approximately US$8.9 million for FY2007. The improvement was mainly attributable to the non-recurring technical service fee income of approximately US$9.7 million received from related parties prior to the Disposal and a reduction in finance costs of approximately US$5.6 million.

For the six months ended 30 June 2009 ("**1H09**"), the CPP Group recorded a turnover from the Continuing Operations of approximately US$31.5 million (2008: approximately US$35.7 million), representing a year-on-year ("**YoY**") decrease of approximately 11.7%. Gross profit margin for 1H09 decreased to approximately 10.1% as compared to approximately 13.1% for the same period of 2008 primarily due to weak overseas demand for feed-grade CTC plus aggressive industry-wide sales campaigns to reduce inventories which led to pricing pressure on the CPP Group's CTC business. With the contribution from the sharing of profits of jointly-controlled entities of approximately US$7.5 million (2008: approximately US$7.1 million), the CPP Group recorded a profit from the Continuing Operations of approximately US$3.5 million for 1H09 (2008: approximately US$7.7 million), representing a YoY decrease of approximately 54.6%. The drop was mostly the result of the net effect of (i) the absence of non-recurring technical service fee income of approximately US$10.5 million which was recorded in the same period of 2008; and (ii) decrease in finance costs of approximately US$4.0 million.

As stated in the Annual Report 2008, the year of 2009 is expected to be a challenging year for the CPP Group and it will continue to, among others, enhance its CTC and motorcycle products, to identify potential markets, to achieve higher production efficiency, and also keep abreast with all the latest developments, staying vigilant and working flexibly with its business partners to deliver the very best products and services.

(II) Information relating to the Restructured CPI Group

(i) Principal business of the Restructured CPI Group

As stated in the Letter from the Board, the Restructured CPI Group, the subject matter of the Acquisition, is principally engaged in the operation of independent feed mill manufacturing activities in the PRC for production and sale of feed products and is one of the leading feed producers in the PRC with a total annual production capacity of approximately 8.3 million tonnes of feeds. The Restructured CPI Group has a well-diversified product mix including complete, concentrate and premix feed for, among others, swine, poultry (primarily chickens and ducks), aqua (primarily fish and shrimp) and other products (primarily cattle and sheep), which are mainly supplied to external third parties.

The Restructured CPI Group was awarded the "China Famous Brand Product (中國名牌產品)" for its poultry and swine feed products in 2006, the "China Famous Brand Product (中國名牌產品)" for its aqua feed products in 2007 and the "China Top 50 Feed Enterprise (全國50強飼料企業)" in 2009.

The Restructured CPI Group (assuming completion of the Pre-Acquisition Restructuring) has a scaleable operation platform for a nationwide footprint spanning 26 provinces and municipalities in the PRC and an extensive distribution network with over 24,000 sales agents including independent third party exclusive distributors and farm operators with larger-scale operations. In addition, the Restructured CPI Group has a dedicated and established technical support team with over 3,000 employees to provide after-sales technical support service to its customers.

(ii) Financial performance of the Restructured CPI Group

Set out below is a summary of the audited combined financial information of the Restructured CPI Group (assuming completion of the Pre-Acquisition Restructuring) as extracted from the accountants' report of the Restructured CPI Group set out in Appendix II to the Circular for the three years ended 31 December 2008 and the six months ended 30 June 2009 (the "**Review Periods**"):

	For the year ended 31 December			For the six months ended 30 June	
	2006	**2007**	**2008**	**2008**	**2009**
	(audited)	(audited)	(audited)	(unaudited)	(audited)
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
Turnover	1,022,447	1,413,423	1,944,630	920,413	861,227
Gross profit	121,750	144,059	223,658	105,103	130,141
Gross profit margin	11.9%	10.2%	11.5%	11.4%	15.1%
Profit before tax	10,380	19,601	46,631	20,750	48,497
Profit for the year/period attributable to equity holders of the Restructured CPI Group	5,320	14,940	33,028	15,941	36,963
Net profit margin	0.5%	1.1%	1.7%	1.7%	4.3%

	As at 31 December			As at
	2006	**2007**	**2008**	**30 June 2009**
	(audited)	(audited)	(audited)	(audited)
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*
Net assets attributable to equity holders of the Restructured CPI Group	35,324	59,485	153,602	195,199

As stated in the Letter from the Board, the Restructured CPI Group sold certain feed products to related parties, including members of the OSIL Group, at below market prices during the Review Periods. Pursuant to the Acquisition, sales to related parties will be conducted at market prices. In addition, currently, CPI provided certain technical services to various companies in the Restructured CPI Group and the relevant Services Fees were previously paid to CPG, being the ultimate holding company of CPI, pursuant to the Service Agreements. As part of the Pre-Acquisition Restructuring, the CPG Group has agreed with CPI that a service fee is payable by the CPG Group to CPI in the amount of US$31 million for the year ending 31 December 2009 to reflect the commercial agreement whereby the Acquisition will include the economic benefit of the Service Fees. The Service Fees paid by the Restructured CPI Group to CPG under the previous Service Agreements for the years of 2006, 2007 and 2008 were US$18,527,000, US$24,887,000 and US$31,571,000, respectively. Pursuant to the Pre-Acquisition Restructuring, the Restructured CPI Group will have the economic benefit of the Service Fees with effect from 1 January 2009.

After taking into account the Service Fees, the adjusted net profit attributable to equity holders of the Restructured CPI Group would be US$23,847,000, US$39,827,000 and US$64,599,000, respectively, for each of the three years ended 31 December 2008.

For the six months ended 30 June 2009 versus the six months ended 30 June 2008

For the six months ended 30 June 2009, the Restructured CPI Group recorded a YoY increase of approximately 23.8% in gross profit and 131.9% in net profit. The gross profit margin improved to 15.1% from 11.4% for the same period in 2008 and the net profit margin improved to 4.3% from 1.7% for the same period in 2008.

Management of the Company advised such significant improvement in operating results during the period was mainly attributable to the decrease in cost of sales which offset the impact of decrease in revenue during the period and a non-recurring transfer of economic benefit from the CPG Group for the technical services rendered to related companies of CPG with an amount of US$15,500,000.

The equity attributable to equity holders of the Restructured CPI Group increased from approximately US$153.6 million as at 31 December 2008 to approximately US$195.2 million as at 30 June 2009, representing an increase of approximately 27.1% over the period, which was mainly attributable to retained profits of approximately US$12.3 million and issue of shares of approximately US$26.5 million in 2009.

The gearing ratio, calculated by dividing net debt, which includes amounts due to jointly-controlled entities, accounts payables, accrual and other payable, bills payable, provision for staff bonus and welfare, amounts due to related companies and minority shareholders and interest-bearing bank loans and other loans, less cash and cash equivalents by equity attributable to equity holders of the Restructured CPI Group plus net debt, decreased from 0.81 as at 31 December 2008 to 0.76 as at 30 June 2009 mainly due to the increase in equity attributable to equity holders of the Restructured CPI Group which partially offset the impact of increase in accounts payable of the year.

For the year ended 31 December 2008 versus the year ended 31 December 2007

For the year of 2008, the Restructured CPI Group recorded a YoY increase of approximately 55.3% in gross profit and 121.1% in net profit. The gross profit margin improved to 11.5% from 10.2% in 2007 and the net profit margin improved to 1.7% from 1.1% in 2007.

Management of the Company advised such significant improvement in operating results of 2008 was mainly attributable to factors including (i) increase in unit prices of feed products of the Restructured CPI Group as since the end of 2007, the Restructured CPI Group adjusted its pricing strategy of its feed products based on the prices of feed raw materials which effectively passed on fluctuation in raw material costs to the customers; and (ii) increase in sales volume of feed products, particularly those for swine as the pig meat production in the PRC was set to recover in 2008 from the disruption caused by outbreaks of the Porcine Reproductive and Respiratory Syndrome (also known as Blue-Ear-Pig Disease) in 2006 and the sales and marketing force was strengthened during the year.

The equity attributable to equity holders of the Restructured CPI Group increased from approximately US$59.5 million as at 31 December 2007 to approximately US$153.6 million as at 31 December 2008, representing an increase of approximately 158.2% over the period, which was mainly attributable to retained profits of approximately US$28.7 million and issue of shares of approximately US$49.5 million in 2008.

The gearing ratio, calculated based on the aforesaid formula, decreased from 0.91 as at 31 December 2007 to 0.81 as at 31 December 2008 mainly due to the decrease in accounts payable, which partially offset the impact of increase in interest-bearing bank borrowings of the year, and the increase in equity attributable to equity holders of the Restructured CPI Group.

For the year ended 31 December 2007 versus the year ended 31 December 2006

For the year of 2007, the Restructured CPI Group recorded a YoY increase of approximately 18.3% in gross profit and 180.8% in net profit. The gross profit margin decreased to 10.2% from 11.9% for 2006 and the net profit margin improved to 1.1% from 0.5% for 2006.

Management of the Company advised that the slight decrease in gross profit margin of 2007 was mainly attributable to the increase in cost of sales which offset the impact of increase in revenue of the year, and the improvement in net profit margin of 2007 was mainly attributable to a tax refund in respect of reinvestment of distributed earnings from the PRC ventures with an amount of US$6,020,000.

The equity attributable to equity holders of the Restructured CPI Group increased from approximately US$35.3 million as at 31 December 2006 to approximately US$59.5 million as at 31 December 2007, representing an increase of approximately 68.6% over the year, which was mainly attributable to retained profits of approximately US$16.7 million in 2007.

The gearing ratio, calculated based on the aforesaid formula, decreased slightly from 0.94 as at 31 December 2006 to 0.91 as at 31 December 2007 mainly due to the increase in equity attributable to equity holders of the Restructured CPI Group which partially offset the impact of increase in accounts payable of the year.

(III) Information relating to the feed industry in the PRC

As advised by the Company, the Restructured CPI Group is mainly engaged in manufacturing and selling feed products for animals, such as pigs, poultry, such as chickens and ducks, and aquatic products, such as shrimps, in the PRC. Given that the feed industry is largely driven by the livestock industry, which, in turn, is sensitive to economic conditions, we have reviewed public information in relation to the economic conditions and the livestock industry in the PRC.

The economic conditions in the PRC

In respect of the macro economy in the PRC, we have reviewed statistics compiled by National Bureau of Statistics of China ("**NBSC**"), and note that during the past 10 years from 1999 to 2008, the GDP of the PRC increased from approximately RMB8,968 billion in 1999 to RMB30,067 billion in 2008, representing a CAGR of approximately 14.4%, and the GDP per capita of the country also increased from RMB7,159 in 1999 to RMB22,698 in 2008, representing a CAGR of approximately 13.7%. According to the initial statistics compiled by NBSC, GDP of the PRC for the nine months ended 30 September 2009 amounted to approximately RMB21,781.7 billion, representing a YoY increase of approximately 7.7%. We also note that the YoY growth rate of GDP of the PRC for the recent three quarters in 2009 has gradually improved.

In respect of purchasing power of households in the PRC, statistics compiled by NBSC show that during the past 10 years from 1999 to 2008, both the annual disposable income per capita of urban households and the annual net income per capita of rural households increased, amounting to approximately RMB15,781 and RMB4,761, respectively, in 2008, representing a CAGR of approximately 11.7% and approximately 8.9%, respectively.

In addition, population of the PRC has increased gradually, reaching approximately 1.3 billion in 2008 and the average natural growth rate of population was approximately 0.55% during the five-year period from 2004 to 2008.

The livestock industry in the PRC

We have reviewed a report compiled by NBSC and note that demand for meat products, such as poultry, beef and lamb, from urban and rural households in the PRC has increased with the improvement of the living conditions and household income. In particular, in 2008, the production of poultry, beef and lamb amounted to approximately 15.3 million tonnes, representing 10 times as much as that of 1985, approximately 6.1 million tonnes, representing 23 times as much as that of 1980, and approximately 3.8 million tonnes, representing 8 times as much as that of 1980, respectively.

Statistics compiled by NBSC also shows that per capita consumption of meat and meat processed products increased gradually in the past years. For instance, per capita annual consumption of poultry by rural households in the PRC increased from 2.81 kilogramme ("**kg**") in 2000 to 4.36 kg in 2008, representing a CAGR of approximately 5.6% over the period, and per capita annual purchase of poultry by urban households increased from 5.44 kg in 2000 to 8 kg in

2008, representing a CAGR of approximately 4.9% over the period. We also note that the per capita consumption of meat in the PRC, being approximately 50.85 kg in 2008, is still lower than the average level of developed countries, being 81.9 kg in 2008.

The feed industry in the PRC

According to the statistics compiled by 全國飼料工作辦公室 (National Feed Industry Office) of the country, during the three years from 2006 to 2008, feed production in the PRC amounted to approximately 136.7 million tonnes in 2008, representing a CAGR of approximately 11.2% over the period.

As at 31 December 2008, there existed 13,612 feed producers in the PRC, representing a YoY decrease of approximately 11.5%, and only 16 feed producers manufactured feed with an annual production volume of over 1 million tonnes each. These 16 producers manufactured approximately 45.6 million tonnes on an aggregate basis, accounting for approximately 33.4% of the total production of the country in the year. As advised by management of the Company, the Restructured CPI Group produced an aggregate of approximately 4.6 million tonnes of feeds in 2008, accounting for approximately 3.4% of the country's total production for the year.

In this regard, we concur with the view of management of the Company that the feed industry in the PRC is currently highly fragmented and the Restructured CPI Group, as one of the leading players in the industry, is well positioned to benefit from the industry consolidation.

(IV) Reasons for entering into of the Acquisition Agreement and benefits of the Acquisition

Based on our discussion with management of the Company, the Board considers that the Acquisition would allow the Company to expand its business scope into the feed industry in the PRC, which is believed to have good growth potential as a result of the rising GDP per capita and disposable income of the country. Further elaboration on the Directors' view of the potential benefits of the Acquisition to the CPP Group is set out in the Letter from the Board. We also understand from management of the Company that save for the Acquisition, the Company has not considered other acquisitions of feed business from independent third parties and other producers in the feed industry as at the Latest Practicable Date.

Having considered the scale of the existing operations of the CPP Group and the scale of the operations of the Relevant Business, we concur with the view of management of the Company that the Acquisition would benefit the CPP Group from both strategic and commercial perspectives, particularly to expand its business scope and to improve its overall profitability. Although the feed industry is sensitive to fluctuations in prices of raw materials and recurring animal diseases, we are of the view that the livestock industry as well as the feed industry in the PRC have a promising outlook in the long term given the anticipated growing demand for meat and aquatic products in the country driven by the increasing GDP per capita and the increasing safety concerns for quality feed. Accordingly, we concur with the view of management of the Company that the Acquisition represents an attractive opportunity for the Company to acquire a controlling interest in the Restructured CPI Group which is one of the leading producers of animal and aqua feed in the fragmented feed industry in the PRC and to broaden and diversify the income base of the CPP Group and thus is in the interests of the Company and the Shareholders as a whole.

(V) Major terms of the Acquisition Agreement

Major terms of the Acquisition Agreement and our analysis are set out below:

(i) Consideration

(a) Basis of the Consideration

The Consideration is HK$5,382 million, which shall be satisfied in the following manner:

(i) HK$886,908,917 to be satisfied on Completion by the allotment and issuance of 2,724,758,578 new CPP Shares by the Company to OSIL (or such person as it may nominate), credited as fully paid at the issue price of HK$0.3255 per CPP Share;

(ii) HK$2,155,091,083 to be satisfied on Completion by the allotment and issuance of 6,620,863,542 Convertible Preference Shares to OSIL (or such person as it may nominate) at an issue price of HK$0.3255 per Convertible Preference Share; and

(iii) HK$2,340,000,000 to be satisfied (on a deferred basis) after Completion, which, as a fixed consideration, shall be paid upon determination and/or settlement of the Intercompany Debt by the allotment and issuance of up to an aggregate 7,188,940,092 Consideration Shares to OSIL (and/or such other person(s) as it may nominate) at an issue price of HK$0.3255 per new CPP Share or (as the case may be) per Convertible Preference Share in the manner described in the section headed "Other terms of the Acquisition Agreement – Intercompany Debt" in the Letter from the Board.

As stated in the Letter from the Board, the Consideration was arrived at after arm's length negotiations among the parties by reference to, inter alia:

(a) the unaudited combined historical results of CPI, assuming the completion of the Pre-Acquisition Restructuring;

(b) recent comparable transactions and market comparables;

(c) the combined profits of the Restructured CPI Group for the years ended 31 December 2007 and 2008 based on its unaudited management accounts, being approximately US$15,924,000 and US$37,913,000, respectively;

(d) the Service Fees paid by the Restructured CPI Group for the years ended 31 December 2007 and 2008, being US$24,887,000 and US$31,571,000, respectively, and the economic benefit of the Service Fees being transferred by CPG to CPI as part of the Pre-Acquisition Restructuring with effect from 1 January 2009; and

(e) the amount of the net profit after tax of the Restructured CPI Group for the year ending 31 December 2009 of no less than US$82 million as warranted by OSIL, details of which are set out in the paragraph headed "Profit warranty" in the Letter from the Board.

To assess the fairness and reasonableness of the Consideration, we have discussed with management of the Company and, on a best effort basis, conducted a search of companies listed on the Stock Exchange that are principally engaged in manufacturing and sale of feed but no such company can be identified. As a result, we expanded our search to companies that are listed on the Stock Exchange which are principally engaged in feed, feed additives and poultry business (excluding the Company, the share price of which has recently experienced material surges likely due to market speculation on the Possible Acquisition, our analysis of which is set out below), companies that are listed on the Stock Exchange which are principally engaged in manufacturing and sale of fertilisers (the "**Indirect Comparable Companies**") and companies that are listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange (excluding those categorized as "special treatment" shares which have been making losses and have net liabilities) and are principally engaged in manufacturing and sale of feed (the "**Direct Comparable Companies**") with market capitalisation of over HK$1 billion. Based on the above criteria, we have, to the best of our knowledge, identified five Indirect Comparable Companies and five Direct Comparable Companies (together, the "**Comparable Companies**"). We then compared the valuation multiples, including price earning ratio ("**PER**") and price to book ratio ("**P/B**"), of the Comparable Companies with the implied PER and the implied P/B of the Acquisition, details of which are set out below:

Company	Stock code	Principal business	Market capitalisation (approximately) Note 1	PER (approximately times) Note 1	P/B (approximately times) Note 1
The Indirect Comparable Companies					
Global Bio-chem Technology Group Company Limited	809 HK	Manufactures corn refined and corn based biochemical products, including cornstarch, corn gluten, corn oil, feed, modified starch, corn sweeteners and amino acids	HK$4,545 million	Not applicable as loss recorded	0.63
Dachan Food (Asia) Limited	3999 HK	Produces chicken feed and hatches, slaughters and processes chicken	HK$1,567 million	10.26	0.93
China BlueChemical Ltd.	3983 HK	Manufactures and sales of mineral fertilizers and chemical products	HK$21,298 million	15.95	2.04

Company	Stock code	Principal business	Market capitalisation (approximately) Note 1	PER (approximately times) Note 1	P/B (approximately times) Note 1
Sinofert Holdings Limited	297 HK	Produces, imports and exports, distributes and retails fertilizer raw materials and finished products, and provides technical research and development and services relating to fertilizer business and products	HK$30,797 million	Not applicable as loss recorded	2.37
Ko Yo Ecological Agrotech (Group) Limited	827 HK	Research and development, manufacture, marketing and distribution of chemical products, chemical fertilizers and bulk blending fertilizers	HK$1,057 million	27.18	0.96
The Direct Comparable Companies					
Jiangxi Zhengbang Technology Co., Ltd.	002157 CH	Produces and markets forage and forage additive for livestock and poultry as well as livestock, poultry and aquatic products	RMB2,860 million	69.41	6.89
Tongwei Co., Ltd	600438 CH	Produces and markets aquatic and animal feeds, and sells animal medicines	RMB7,714 million	57.42	6.09
Xinjiang TECON Animal Husbandry Bio-Technology Co., Ltd.	002100 CH	Produces and markets animal feed and veterinary pharmaceutical products	RMB3,722 million	32.40	5.22
Hunan Zhenghong Science and Technology Development Co., Ltd.	000702 CH	Processes animal feeds and trades feeds raw materials	RMB1,866 million	Not applicable as loss recorded	4.68

Company	Stock code	Principal business	Market capitalisation (approximately) Note 1	PER (approximately times) Note 1	P/B (approximately times) Note 1
Sichuan New Hope Agribusiness Co., Ltd	000876 CH	Develops, produces and markets animal feeds, operates a commercial trading business, produces packing materials, chemicals and fish oil, and provides consultant service	RMB10,503 million	30.69	3.62
Average – Overall for the Comparable Companies				**34.76**	**3.34**
Average – Indirect Comparable Companies only				**17.80**	**1.39**
Average – Direct Comparable Companies only				**47.48**	**5.30**
Implied valuation of the Acquisition					
– Based on the FY2008 Adjusted Net Profit of approximately US$64,599,000 (as defined below)				10.7 Note 2	3.5 Note 4
– Based on the FY2008 Net Profit of approximately US$33,028,000 (as defined below)				20.9 Note 3	3.5 Note 4

Notes:

1. Data regarding the market capitalisations, PERs and P/Bs of the Comparable Companies are sourced from Bloomberg as at 11 December 2009, being the date on which the Company and OSIL entered into the Acquisition Agreement.

2. The implied PER of the Acquisition is calculated based on the Consideration and the adjusted unaudited combined net profit attributable to equity holders of the Restructured CPI Group of approximately US$64,599,000 for the year ended 31 December 2008 (the "**FY2008 Adjusted Net Profit**"), being the aggregate of the FY2008 Net Profit (as defined below) and the Service Fees of US$31,571,000 for the year ended 31 December 2008, details of which are set out in the section headed "Information relating to the Restructured CPI Group – Financial performance of the Restructured CPI Group" above.

3. For illustration purpose, the implied PER of the Acquisition, calculated based on the Consideration and the audited combined net profit attributable to equity holders of the Restructured CPI Group of US$33,028,000 for the year ended 31 December 2008 (the "**FY2008 Net Profit**") (excluding the Service Fees for the year), is approximately 20.9 times.

4. The implied P/B of the Acquisition is calculated based on the Consideration and the unaudited net asset value attributable to equity holders of the Restructured CPI Group of US$195,199,000 as at 30 June 2009.

As shown above, the PERs of the Indirect Comparable Companies range from approximately 10.26 times to approximately 27.18 times, with an average of approximately 17.80 times, and the P/Bs of the Indirect Comparable Companies range from approximately 0.63 time to approximately 2.37 times, with an average of approximately 1.39 times.

For the Direct Comparable Companies, the PERs range from approximately 30.69 times to approximately 69.41 times, with an average of approximately 47.48 times, and the P/Bs range from approximately 3.62 times to approximately 6.89 times, with an average of approximately 5.30 times.

We note that the implied P/B of the Acquisition is lower than the average P/B of the Direct Comparable Companies but higher than that of the Indirect Comparable Companies.

Given the fact that upon the approval of the Independent Shareholders at the SGM in respect of the Acquisition, no Service Fees will be payable by the New CPP Group to CPG and/or its affiliates with effect from 1 January 2010, we consider that it is appropriate to adjust the FY2008 Net Profit by adding back the Service Fees of the year for the purpose of the PER analysis. On this basis, the implied PER (based on the FY2008 Adjusted Net Profit) of the Acquisition is lower than both the average PER of the Direct Comparable Companies and that of the Indirect Comparable Companies.

Considering that the Restructured CPI Group has been profitable in the past few years, we focus on PER analysis and consider that the Consideration is fair and reasonable and in the interests of the CPP Group and the Shareholders as a whole.

We also note from the Letter from the Board that the Company has made reference to recent comparable transactions for determination of the Consideration. We have discussed with management of the Company in this regard and understand that the Company has conducted a global search for comparable transactions and identified one comparable transaction. Given that the comparable transaction was announced initially in October 2006, which was three years ago, we have not made reference to it in our analysis.

(b) Payment of the Consideration

The Consideration shall be satisfied by the allotment and issuance of a total of 16,534,562,212 Consideration Shares on and after Completion (subject to possible deduction if the Intercompany Debt is not fully repaid). We understand from management of the Company that the issuance of Convertible Preference Shares to settle part of the Consideration helps the Company to comply with the Public Float Requirement.

The new CPP Shares and the Convertible Preference Shares to be allotted and issued under the Acquisition Agreement have the same issue price and rights attaching to each of them are similar except that holder(s) of the Convertible Preference Shares (i) is/are not entitled to attend and vote at a general meeting (except a general meeting for winding-up of the Company or a resolution is to be proposed which if passed would vary or abrogate the rights or privileges of such holder(s) or vary the restrictions to which the Convertible Preference Shares are subject); (ii) is/are conferred the rights of priority to receive distribution of assets on liquidation, winding-up or dissolution of the Company; and (iii) is/are entitled to convert its Convertible Preference Share(s) into such number of CPP Share(s) at any time after issuance of such Convertible Preference Share(s) at the conversion ratio. Further details of the terms of the Convertible Preference Shares are set out in the Letter from the Board.

The Acquisition Agreement stipulates that the Consideration Shares will be issued at the price (the "**Issue Price**") of HK$0.3255 per CPP Share or (as the case may be) per Convertible Preference Share. We have discussed with the Company in respect of the Issue Price and understand that the Issue Price was determined after arm's length negotiations between the parties to the Acquisition Agreement with reference to the audited net asset value per CPP Share attributable to the Shareholders as at 31 December 2008 and the historical share price of the CPP Share prior to and including 10 December 2009, being the last trading day (the "**Last Trading Day**") prior to the Acquisition Agreement.

The Issue Price represents:

(a) a discount of approximately 45.8% to the closing price of HK$0.600 per CPP Share as quoted on the Stock Exchange on the Last Trading Day;

(b) a discount of approximately 46.6% to the average closing price of HK$0.610 per CPP Share as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Day;

(c) a discount of approximately 28.9% to the average closing price of HK$0.458 per CPP Share as quoted on the Stock Exchange over the 30 consecutive trading days up to and including the Last Trading Day;

(d) a premium of approximately 8.5% to the average closing price of HK$0.300 per CPP Share as quoted on the Stock Exchange over the 180 consecutive trading days up to and including the Last Trading Day;

(e) a premium of approximately 12.6% to the audited net asset value per CPP Share attributable to the Shareholders as at 31 December 2008 of approximately HK$0.289 per CPP Share; and

(f) a discount of approximately 42.9% to the closing price of HK$0.570 per CPP Share as quoted on the Stock Exchange as at the Latest Practicable Date.

Set out below is the share price chart of the Company during the 12-month period preceding the Last Trading Day and the period from the Last Trading Day up to and including the Latest Practicable Date (both dates inclusive) (the "**Share Price Review Period**"):


The Company announced interim results on 21/09/2009
The Company announced annual results on 27/03/2009
The Company announced the Possible Acquisition on 26/08/2009, 13/10/2009 and 27/11/2009, and the termination of discussion on the Possible Acquisition on 3 November 2009
0.70
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50m
Dec
2008
Jan
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May
Jun
Jul
2009
Aug
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Dec

Source: Bloomberg and the Stock Exchange

As illustrated in the above chart, the CPP Shares had been trading below HK$0.3 per CPP Share for the period (the "**Steady Period**") from 11 December 2008 to 25 August 2009, being the date immediately preceding the date on which the Company issued its first announcement (the "**First Announcement**") in relation to the Company's discussion with its controlling shareholders in relation to the possible acquisition of interests in feed mill operations (the "**Possible Acquisition**"). In late August 2009, the price of the CPP Shares surged from about HK$0.23 per CPP Share to slightly below HK$0.40 per CPP Share and since then the price of the CPP Shares has been on an upward trend in general despite the interim fluctuations. We have reviewed all the announcements made by the Company throughout the Share Price Review Period. Our observations are set out below.

The Steady Period from 11 December 2008 to 25 August 2009

During the Steady Period, the CPP Shares had been trading below HK$0.3 per CPP Share and the trading volume of the CPP Shares remained low throughout the period. The only announcement made by the Company during this period which we consider may be price sensitive is the announcement of the annual results made by the Company on 27 March 2009. The CPP Shares kept trading within a narrow band after such announcement.

*Period from 26 August 2009 to the Latest Practicable Date (the "**Surge Period**")*

During the Surge Period, the closing price of the CPP Shares fluctuated significantly, recording the lowest trading price of HK$0.285 per CPP Share on 30 September 2009 and the highest trading price of HK$0.66 per CPP Share on 1 December 2009.

The closing price of the CPP Shares surged from HK$0.295 on 25 August 2009 to HK$0.38 on 26 August 2009 and the trading volume of the CPP Shares surged from approximately 25.9 million CPP Shares on 25 August 2009 to approximately 88.9 million CPP Shares on 26 August 2009, being the date on which the Company issued the First Announcement.

The closing price of the CPP Shares decreased subsequent to the Company's interim results announcement dated 21 September 2009, which stated that the Company recorded a decrease of approximately 11.7% and 49.9% in its turnover and profit from the Continuing Operations attributable to equity holders of the Company as compared with the same period of 2008.

Subsequent to the Company's announcement dated 3 November 2009, which stated that the Company terminated discussions in respect of the Possible Acquisition, the closing price of the CPP Shares declined gradually from HK$0.37 per CPP Share on the same day to HK$0.335 per CPP Share on 9 November 2009 and 10 November 2009, respectively, and then climbed up again.

We also note that the closing price and the trading volume of the CPP Shares surged to HK$0.43 and approximately 34.8 million CPP Shares, respectively, on 19 October 2009 subsequent to the Company's second announcement regarding the Possible Acquisition dated 13 October 2009 and HK$0.66 and approximately 39.1 million CPP Shares, respectively, on 1 December 2009 subsequent to the Company's third announcement regarding the Possible Acquisition dated 27 November 2009.

Analysis

The CPP Shares traded in a relatively narrow range with a thin trading volume (except for the surge in trading volume on 25 August 2009, being the date immediately preceding the First Announcement) during the Steady Period. Except for the aforesaid announcements during the Surge Period, we are not aware of any other public announcements made by the Company that we consider were price sensitive in nature and helped to explain the surges in the closing price and trading volume of the CPP Shares during the period.

Therefore, we consider that the surges in both the closing price and the trading volume of the CPP Shares during the Surge Period would be likely due to market speculation on the possible Acquisition and it is more appropriate to assess the fairness of the Issue Price based on a long term price of the CPP Shares.

Given that the Issue Price represents (i) a premium of approximately 58.8% to the average closing price of approximately HK$0.205 per CPP Share during the Steady Period; (ii) a premium of approximately 24.7% to the average closing price of approximately HK$0.261 per CPP Share for the last 12 months up to and including the Last Trading Day; and (iii) a premium of approximately 12.6% to the audited net asset value per CPP Share attributable to the Shareholders as at 31 December 2008 of approximately HK$0.289 per CPP Share, we consider that the Issue Price of HK$0.3255 per new CPP Share or (as the case may be) per Convertible Preference Share is fair and reasonable.

We have also discussed with management of the Company in respect of other possible financing alternatives for the Acquisition, such as debt financing, rights issue, open offer or placing. Management considers that those financing alternatives may not be optimal after taking into account (i) the financial position of the Company and the then market conditions; (ii) a lengthy negotiation process and relatively higher financing cost for the Company for debt financing, including bank borrowings and issuance of bond; (iii) the time required for rights issue or open offer to identify appropriate underwriter(s) and to reach a mutually-agreed subscription price for rights issue or open offer and substantial cost related to underwriting commission; (iv) the more significant dilution effects on shareholdings of those non-participating Shareholders as subscription price for rights issue or open offer would normally be set at a discount to the market price of the relevant shares; and (v) the pressure on the price of the CPP Shares following a substantial placing and substantial cost related to placing commission. Based on the above, together with the factor that the settlement of the Consideration in full by Consideration Shares allows the Company to acquire the Relevant Business without incurring any cash outlay (other than for payment of related expenses), we concur with the view of management of the Company that financing the Acquisition by way of issue of the Consideration Shares is appropriate and beneficial to the Company.

(ii) Non-Competition Undertaking

As stated in the Acquisition Agreement, OSIL will procure CPG to provide, on or prior to Completion, an undertaking in favour of the Company that, with effect from the date of the Completion and so long as CPG remains an associate of the controlling shareholder of the Company, it will not, and will procure that its subsidiaries (other than entities within the New CPP Group, those subsidiaries whose shares are publicly listed on a stock exchange and the Excluded Feed Entities) will not, without the prior written consent of the Company, among other things, carry on or be engaged, concerned or interested directly or indirectly in carrying on the Relevant Business anywhere in the PRC. For the avoidance of doubt, the non-compete restriction does not extend to the operation of integrated farms in the PRC which incorporate feed production facilities mainly for self-use and not for third party sales.

(iii) Right of First Refusal

As stated in the Acquisition Agreement, if at any time after Completion, OSIL wishes to directly or indirectly dispose of all or any part of its interests in the Excluded Feed Entities to any independent third party, it shall, subject to the right of any minority shareholder of the Excluded Feed Entities subsisting at the time, grant the Company a right of first refusal to purchase such interests on the same terms offered to such third party.

(iv) Other terms of the Acquisition Agreement

(a) Intercompany Debt

As stated in the Acquisition Agreement, various entities within the Restructured CPI Group have provided funds to the Non-Feed Entities in the form of advances. As at the Latest Practicable Date, the Intercompany Debt outstanding from the Non-Feed Entities to the Restructured CPI Group amounted to approximately US$356 million.

OSIL has undertaken to the Company that on Completion, the Intercompany Debt will not exceed US$300 million and undertaken to procure that the Intercompany Debt shall be fully settled by the relevant Non-Feed Entities within three years from the date of Completion, subject to the terms and conditions set out in the Acquisition Agreement. Notwithstanding the foregoing, OSIL agrees that CPI and/or CPP may at any time and from time to time before the expiry of three years from the date of Completion require OSIL and/ or the OSIL Group to repay the outstanding Intercompany Debt or any part thereof to fund the working capital of the Restructured CPI Group, if so required.

Based on a set of completion accounts to be prepared by OSIL and reviewed by the Company regarding the Intercompany Debt, if the amount of the Intercompany Debt is less than US$300 million (the difference being the "**Excess**"), the Company shall, within 10 Business Days after the Intercompany Debt has been ascertained, issue to OSIL (and/ or such other person(s) as OSIL may direct) such number of Consideration Shares as shall be equal to the Excess when multiplied by the Issue Price. Such Consideration Shares will be issued in the form of new CPP Shares or, in the event that the Company would not be able to comply with the Public Float Requirement at the time as a result of the issue of the full number of such new CPP Shares, the maximum number of new CPP Shares as would be possible without breaching the Public Float Requirement and the balance in the form of Convertible Preference Shares.

The Company will thereafter, upon repayment of any part of the Intercompany Debt, issue such number of Consideration Shares to OSIL (and/or such other person(s) as OSIL may direct) as shall when multiplied by the Issue Price be equal to the amount of the Intercompany Debt so repaid.

Given that the Company will not issue such number of Consideration Shares until the Intercompany Debt is repaid by members of the Non-Feed Entities, we consider the arrangement in relation to the deferral of settlement of part of the Consideration as explained above is fair.

(b) Service Agreements

As stated in the Acquisition Agreement, currently, CPI provided certain technical services to the Restructured CPI Group and the relevant Services Fees were previously paid by the Restructured CPI Group to CPG, being the ultimate holding company of CPI, pursuant to the Service Agreements.

As part of the Pre-Acquisition Restructuring, the CPG Group has agreed with CPI that a service fee is payable by the CPG Group to CPI in the amount of US$31 million for the year ending 31 December 2009 to reflect the commercial agreement whereby the Acquisition will include the economic benefit of the Service Fees. Pursuant to the Pre-Acquisition Restructuring, the Restructured CPI Group will have the economic benefit of the Service Fees with effect from 1 January 2009. In this regard, upon the approval of the Independent Shareholders at the SGM in respect of the Acquisition, no Service Fees will be payable by the Restructured CPI Group to CPG and/or its affiliates with effect from 1 January 2010.

(c) Profit warranty

OSIL warrants that the net profit after tax ("**NPAT**") of the Restructured CPI Group taking into account the transfer of the economic benefit of the Service Agreements to CPI as shown in the management accounts to be prepared within 30 days of Completion for the financial year ending 31 December 2009 (the "**Management Accounts**") shall not be less than US$82 million (the "**Warranted NPAT**"). In the event that the Restructured CPI Group cannot meet the amount of the Warranted NPAT, OSIL shall return the difference between the Warranted NPAT and the actual NPAT for the financial year ending 31 December 2009 in cash to the Company within 30 days upon completion of the preparation of the Management Accounts.

(d) Transitional guarantees

On a transitional basis, after Completion, the Company, through members of the New CPP Group, will continue to provide corporate guarantees in respect of the banking facilities which have been extended by financial institutions to the OSIL Group prior to Completion. The aggregate amount of such corporate guarantees will not exceed RMB300 million.

In consideration of the New CPP Group maintaining such financial assistance after Completion, OSIL will, and will procure the OSIL Group to, indemnify the New CPP Group in respect of all losses and costs which it may suffer or incur as a result of any demand on the guarantees provided by the New CPP Group.

All of the relevant banking facilities granted to the OSIL Group involve short term loans with maturity of one year or less, with the latest maturity date falling on 30 November 2010 except for one facility of RMB20 million expiring in September 2012. The Company does not presently intend to renew such corporate guarantees when the relevant banking facilities mature and/or are repaid by the OSIL Group. Any renewal of such corporate guarantees in future will be subject to compliance with the Listing Rules.

(e) Indemnity

Subject to the terms of the Acquisition Agreement, OSIL will indemnify the New CPP Group in respect of all liabilities, losses and expenses incurred by the Restructured CPI Group in connection with, or as a result of, the carrying on of the Non-Feed Business by relevant members of the Restructured CPI Group prior to Completion.

Our view

Having considered the above, we are of the view that the terms of the Acquisition Agreement are fair and reasonable so far as the Company and the Shareholders are concerned and in the interests of the CPP Group and the Shareholders as a whole.

(VI) *Possible financial effects of the Acquisition*

(i) *Accounting treatment upon Completion*

As stated in the Letter from the Board, upon Completion, CPI will become a wholly-owned subsidiary of the Company and thus its results will be consolidated into the Company's accounts.

(ii) *Dilution effect on shareholding of the Company*

Assuming that there are no changes in the issued share capital of the Company between the Latest Practicable Date and the date of Completion, the shareholding structure of the Company (i) as at the Latest Practicable Date; and (ii) upon Completion under the assumption of full conversion of the Convertible Preference Shares is as follows:

	As at the Latest Practicable Date		Upon issue of Consideration Shares and full conversion of the Convertible Preference Shares Notes 1 and 3	
Shareholders	*Number of CPP Shares held*	*Approximate shareholding %*	*Number of CPP Shares held*	*Approximate shareholding %*
CPI Holding Co., Ltd.	1,004,014,695	34.74%	1,004,014,695	5.17%
OSIL	–	0.00%	16,534,562,212	85.12%
Worth Access Trading Limited Note 2	481,250,000	16.66%	481,250,000	2.48%
Chearavanont Shareholders	843,750	0.03%	843,750	0.00%
Public Shareholders	1,403,622,341	48.57%	1,403,622,341	7.23%
Total	**2,889,730,786**	**100.00%**	**19,424,292,998**	**100.00%**

Notes:

1. Assuming full repayment of the Intercompany Debt and conversion of all the Convertible Preference Shares

2. Worth Access Trading Limited is held by Charoen Pokphand Holding Company Limited.

3. Pursuant to the terms of the Convertible Preference Shares, the Company shall not issue CPS Conversion Shares upon exercise of the conversion right attaching to the Convertible Preference Shares by relevant holders in the event that the Public Float Requirement cannot be complied with by the Company.

We note that the interest of the Independent Shareholders will be diluted significantly upon Completion under the assumption that the Intercompany Debt is fully repaid and the Convertible Preference Shares are converted in full. However, after taking into account (i) the expected improvement in earnings per CPP Share attributable to equity holders of the Company and net asset value attributable to equity holders of the Company upon Completion (under the assumption of full repayment of the Intercompany Debt and full conversion of the Convertible Preference Shares), our analysis of which is set out below; and (ii) there will be no immediate cash outflow for the CPP Group with respect of the Acquisition (save for the payment of related expenses), we consider that such dilution effect is acceptable.

(iii) Earnings per CPP Share

As stated in the Annual Report 2008, the earnings per CPP Share attributable to equity holders of the Company from the Continuing Operations for the year ended 31 December 2008 is approximately US cent 0.134. Given that the pro forma earnings per CPP Share attributable to equity holders of the Company from the Continuing Operations as if the Acquisition had been completed on 1 January 2008 would be approximately US cent 0.175, details of which are set out in the unaudited pro forma financial information of the New CPP Group as set out in Appendix III to the Circular, we consider that the Acquisition is expected to have a positive impact on earnings per CPP Share attributable to equity holders of the Company from the Continuing Operations immediately upon Completion.

We would like to highlight that the above unaudited pro forma earnings per CPP Share attributable to equity holders of the Company from the Continuing Operations has not taken into account the Service Fees of US$31,571,000 paid by the Restructured CPI Group in the year ended 31 December 2008, which fees would not be required to be paid by the Restructured CPI Group if the Acquisition had been completed on 1 January 2008. If such fees are added back, the unaudited pro forma earnings per CPP Share attributable to equity holders of the Company from the Continuing Operations shall further improve.

(iv) Net asset value per CPP Share

As noted from the unaudited pro forma financial information of the New CPP Group as at 31 December 2008 as set out in Appendix III to the Circular, the net asset value attributable to equity holders of the New CPP Group would increase by approximately US$1,290.0 million from approximately US$107.5 million to US$1,397.5 million as a result of the Acquisition, which is principally attributable to goodwill of approximately US$1,139.4 million, representing the difference between the aggregate fair value of the Consideration Shares as at the date of the Acquisition Agreement amounting to approximately US$1,293.0 million and the combined net assets of the Restructured CPI Group attributable to equity holders of the Restructured CPI Group as at 31 December 2008 amounting to approximately US$153.6 million, recorded as a result of the Acquisition, details of which are set out in Appendix III to the Circular.

Given that the Issue Price is higher than the unaudited net asset value per CPP Share attributable to equity holders of the Company as at 30 June 2009, being US cents 3.86, we consider that the Acquisition is expected to have a positive impact on net asset value per CPP Share immediately upon Completion.

(v) Working capital

As the Consideration will be fully satisfied by issue of the Consideration Shares, there will be no immediate cash outflow for the CPP Group with respect of the Acquisition (save for the payment of related expenses). As disclosed in Appendix I to the Circular, the Directors have confirmed that the New CPP Group has sufficient working capital for at least 12 months from the date of the Circular and are not aware of any matter or fact which will render the New CPP Group not having sufficient working capital for its requirement upon Completion. Having considered the above, we are of the view that the Acquisition has no material impact on the CPP Group's working capital immediately upon Completion.

Recommendation on the Acquisition

Having considered the principal factors and reasons referred to the above, in particular:

- the Acquisition represents an attractive opportunity for the Company to acquire a controlling interest in the Restructured CPI Group, to broaden and diversify its income base and to gain exposure in the feed business which we believe to have a promising outlook in the long term;

- the PER (based on the FY2008 Adjusted Net Profit) of the Acquisition is lower than the average PER of both the Direct Comparable Companies and the Indirect Comparable Companies;

- the Acquisition is earnings accretive on a pro forma basis;

- the Issue Price represents a premium to the average closing price of the CPP Share for each of the Steady Period and the last 12 months up to and including the Last Trading Day; and

- the Consideration will be fully settled by Consideration Shares and there will be no cash outflow for the CPP Group in respect of the Acquisition (save for the payment of related expenses),

we are of the opinion that the Acquisition, which is not in the ordinary and usual course of business of the Company, is in the interests of the Company and the Shareholders as a whole and that the terms of the Acquisition Agreement are on normal commercial terms, fair and reasonable and in the interests of the CPP Group and the Shareholders as a whole. Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Acquisition Agreement and the transactions contemplated thereunder.

Continuing Connected Transactions

(I) Reasons for entering into of the Continuing Connected Transactions

As advised by the Company, historically, members of the Restructured CPI Group have supplied feed-related products, such as animal feed, animal drugs and feed raw materials, to members of the then OSIL Group and purchased feed raw materials, such as L-Lysine and edible oil, for feed manufacturing purpose from members of the then OSIL Group prior to the Acquisition and will continue such transactions after Completion. In addition, members of the New CPP Group will continue to supply CTC to the OSIL Group upon Completion. In this regard, the Company and OSIL entered into the Master CPP Supply Agreement and the Master CPP Purchase Agreement in order to regulate such transactions between the New CPP Group and the OSIL Group following Completion.

In addition, given that certain assets relating to the Non-Feed Business cannot be legally disposed of by the Restructured CPI Group as the relevant consent from relevant joint venture partner cannot be obtained, the Company and OSIL entered into the Master Business Carve-out Agreement to carve out such assets relating to the Non-Feed Business from the New CPP Group in order to give effect to the Pre-Acquisition Restructuring. Under this arrangement, all economic benefits and risks associated with such "carved out" assets in substance belong to the OSIL Group, even though such assets may remain on the books of the New CPP Group.

Given the nature of the Continuing Connected Transactions as stated above and our discussion with the Company in relation thereto, we concur with the view of management of the Company that (i) the entering into of the Master CPP Supply Agreement and the Master CPP Purchase Agreement falls within the ordinary and usual course of business of the New CPP Group and the entering into of the Master Business Carve-out Agreement is not in the ordinary and usual course of business of the New CPP Group as such agreement is entered into with purpose to give effect to the Pre-Acquisition Restructuring; and (ii) the Continuing Connected Transactions are in the interests of the CPP Group and the Shareholders as a whole.

(II) Major terms of the Continuing Connected Transactions

(A) Master CPP Supply Agreement

As stated in the Master CPP Supply Agreement, the sale prices of the CPP Products to be charged by the New CPP Group to the OSIL Group shall be determined by reference to the prevailing market prices of, the cost of marketing (if any), and demand for the CPP Products in the PRC, and shall be no less favourable than those available to the New CPP Group from independent third party purchasers. For the CPP Products (primarily feed raw materials and certain types of feeds) which will be supplied by the New CPP Group to the OSIL Group exclusively under the Master CPP Supply Agreement, the sale prices shall be determined by reference to the prevailing market prices of, the cost of marketing (if any), and demand for such products in the PRC.

The New CPP Group will grant the OSIL Group a credit term of up to 60 days from delivery, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank issued bills payable within three months or other payment methods acceptable in the PRC.

The Master CPP Supply Agreement shall take effect from the date of Completion (which is expected to be in June 2010) and continue until 31 December 2012.

We have discussed with management of the Company in relation to the pricing principle and understand that prices of the CPP Products are not subject to any governmental regulations as at the Latest Practicable Date and thus are market oriented and suppliers of such products usually determine the sale prices on an arm's length negotiations with their customers. The Company further advises that the sale prices of the CPP Products to be charged by the New CPP Group to the OSIL Group shall be no less favourable than those available to the New CPP Group from its independent third party purchasers.

We have also discussed with management of the Company in relation to the payment terms and note that, to minimize credit risk, for products other than CTC, members of the Restructured CPI Group should sell them to independent third party purchasers on a cash-on-delivery basis, and for CTC products, the payment terms granted to the OSIL Group are in line with those granted to independent third party purchasers. After taking into account the fact that (i) the New CPP Group and the OSIL Group are under common control of the Chearavanont Shareholders of which the New CPP Group has a better credit understanding and therefore lower credit risk as compared to those of the third party customers; and (ii) a credit period of 60-90 days is common and normal commercial practice in various industries, we concur with the view of management of the Company that the payment terms, including the credit term of up to 60 days, granted by the New CPP Group to the OSIL Group is reasonable.

(B) Master CPP Purchase Agreement

As stated in the Master CPP Purchase Agreement, the purchase prices of the OSIL Products to be charged by the OSIL Group to the New CPP Group shall be determined by reference to the prevailing market prices of and demand for the OSIL Products in the PRC, and shall be no less favourable than those available to the New CPP Group from independent third party suppliers.

The New CPP Group will be granted by the OSIL Group a credit term of up to 60 days from delivery, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank issued bills payable within three months or other payment methods acceptable in the PRC.

The Master CPP Purchase Agreement shall take effect from the date of Completion (which is expected to be in June 2010) and continue until 31 December 2012.

We have discussed with management of the Company in relation to the pricing principle and understand that prices of the OSIL Products are not subject to any governmental regulations as at the Latest Practicable Date and thus are market oriented and suppliers of such products usually determine the prices on an arm's length negotiations with their customers and that the purchase prices for the OSIL Products to be charged by the OSIL Group to the New CPP Group shall be no less favourable than those available to the New CPP Group from its independent third party suppliers.

We have also discussed with management of the Company in relation to the payment terms and are advised by the Company that such payment terms are in line with those offered by independent third party suppliers to the New CPP Group.

(C) Master Business Carve-out Agreement

As stated in the Master Business Carve-out Agreement, the rental/usage fees to be charged by the New CPP Group to the OSIL Group for the lease and/or use of relevant fixed assets (comprising land, buildings, plants and machineries) in the PRC shall be determined based on commercial terms agreed after good faith and arm's length negotiations between the relevant parties, by reference to the depreciation expenses of the New CPP Group for the relevant fixed assets, the applicable tax costs and expenses and other applicable government levy which may be incurred by the New CPP Group in relation to such fixed assets, and the rental/usage fees shall be no less favourable than those available to the New CPP Group from lessees/users who are independent third parties.

Relevant parties shall enter into separate lease/usage agreement relating to a specific location pursuant to the Master Business Carve-out Agreement. The OSIL Group will account for all risks associated with the relevant fixed assets and be responsible for maintenance and management of the relevant fixed assets.

The rental fees and/or usage fees shall be paid by the OSIL Group monthly in arrears by telegraphic transfer, bank issued bills payable within three months or other payment methods acceptable in the PRC.

The Master Business Carve-out Agreement shall take effect from the date of Completion (which is expected to be in June 2010) and continue until 31 December 2012.

We have discussed with management of the Company in relation to the pricing principle. After taking into account the fact that such fixed assets contemplated under the Master Business Carve-out Agreement in substance belong to the OSIL Group although such assets may remain on the books of the New CPP Group, we consider the pricing principle on a cost basis is justifiable.

We have also discussed with management of the Company in relation to the payment terms and understand that such payment terms are determined after arm's length negotiations between relevant parties to the Master Business Carve-out Agreement and on normal commercial practice for leases of similar nature.

Our view

Having considered the above, we concur with the view of management of the Company that the major terms of the CCT Agreements, particularly the pricing principle and the payment terms, are on normal commercial terms and fair and reasonable so far as the Company and the Shareholders are concerned and in the interests of the CPP Group and the Shareholders as a whole.

(III) Proposed Caps

Set out below are the details of (i) the historical amounts of the transactions for each of the three years ended 31 December 2008 and the nine months ended 30 September 2009; (ii) the forecast transaction amounts for the three months ending 31 December 2009; and (iii) the Proposed Caps for each of the three years ending 31 December 2012:

	Historical transaction amounts				Forecast transaction amounts	Proposed Caps		
	for the year ended 31 December			for the nine months ended 30 September	for the three months ending 31 December	for the year ending 31 December		
	2006	2007	2008	2009	2009	2010 Note	2011	2012
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Master CPP Supply Agreement	576.8	771.3	1,141.2	996.7	344.4	2,594.4	4,498.4	6,935.1
Master CPP Purchase Agreement	25.6	33.2	52.5	58.1	23.7	126.5	186.0	233.5
Master Business Carve-out Agreement	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	22.9	24.7	26.7

Note: As stated in the Letter from the Board, each of the CCT Agreements is expected to become effective some time in the course of the financial year ending 31 December 2010, and thus the above proposed annual caps for the financial year ending 2010 will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the relevant agreement becomes effective until 31 December 2010.

Details of the basis of the determination and our analysis of the Proposed Caps are set out below:

*Proposed caps for the continuing connected transactions contemplated under the Master CPP Supply Agreement (the "**CPP Supply Caps**")*

As stated in the Letter from the Board, the CPP Supply Caps have been determined by reference to: (i) the value of the historical annual sales of the CPP Products by the relevant entities of the Restructured CPI Group to the members of the OSIL Group for the three years ended 31 December 2008; (ii) the prevailing market prices of the CPP Products; (iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future; and (iv) the expected increase in demand for the CPP Products during the relevant period.

We note that the proposed annual cap for 2010 for the transactions under the Master CPP Supply Agreement represents an approximately 93% increment over the aggregate value of the historical transaction amounts for January to September 2009 and forecast transaction amounts for October to December 2009 between the Restructured CPI Group and the OSIL Group in relation to the supply of the CPP Products, and the proposed annual cap for each of 2011 and 2012 represents an approximately 73% and 54% increment over that of the previous year.

To assess the fairness and reasonableness of the CPP Supply Caps, we have discussed and reviewed the calculation of the CPP Supply Caps with management of the Company. Based on such review and discussion, we understand that the CPP Supply Caps are determined based on respective annual sales of the CPP Products by individual members of the New CPP Group and that the Directors have taken into account the following principal factors when determining the CPP Supply Caps: (i) the historical transaction amounts of the CPP Products between the CPP Group or the Restructured CPI Group, as one party, and the OSIL Group, as the other party, for each of the three years ended 31 December 2008 and the nine months ended 30 September 2009 and the forecast transaction amounts for the year ending 31 December 2009; (ii) the estimated market prices of the CPP Products in the coming three years, in particular, which price for determination of the proposed cap for 2010 represents an average increase of approximately 10% as compared with cost price in 2009 and which price for determination of the proposed cap for each of 2011 and 2012 is generally in line with that of the preceding year; (iii) the estimated demand for the CPP Products from the OSIL Group based on the historical and indicated procurement of such products by the OSIL Group after taking into account the expansion plans of the Restructured CPI Group and the OSIL Group in the coming three years; (iv) the estimated increase in utilization rate of existing capacities of members of the Restructured CPI Group; and (v) a buffer of 5% in consideration of the possibility of fluctuation in market prices of the CPP Products and/or the OSIL Group's demand for such products in the coming three years.

We are also advised by the Company that the 93% YoY increment of the proposed annual cap for 2010 is mainly attributable to (i) the approximately 10% increase in price base given that the proposed cap for 2010 is determined based on the prevailing market prices of the CPP Products while most of the transaction amounts for 2009 are based on the cost of the CPP Products as, prior to the Acquisition, the Restructured CPI Group supplied relevant CPP Products to the OSIL Group at cost price given the intra-group and intra-company nature of the transactions; and (ii) the significant increase in selling of feed products, CTC and feed raw materials by the New CPP Group to the OSIL Group due to the anticipated increase in demand for relevant products from members of the OSIL Group arising from business development and expansion plans of members of the OSIL Group and the Restructured CPI Group in 2010.

In respect of the 73% YoY increment of the proposed annual cap for 2011, we understand that such increment is mainly attributable to significant increase in selling of feed products and feed raw materials by the New CPP Group to the OSIL Group due to the anticipated increase in demand for relevant products from members of the OSIL Group arising from business development and expansion plans of members of the OSIL Group and the Restructured CPI Group in 2011.

In respect of the 54% YoY increment of the proposed annual cap for 2012, we understand that such increment is mainly attributable to significant increase in selling of feed products by the New CPP Group to the OSIL Group due to the anticipated increase in demand for such products from members of the OSIL Group arising from business development and expansion plans of members of the OSIL Group and the Restructured CPI Group in 2012.

Having considered the above, we are of the view that the CPP Supply Caps are fair and reasonable so far as the Company and the Shareholders are concerned.

*Proposed caps for the continuing connected transactions under the Master CPP Purchase Agreement (the "**CPP Purchase Caps**")*

As stated in the Letter from the Board, the CPP Purchase Caps have been determined by reference to: (i) the value of the historical annual purchases of the OSIL Products by the relevant entities of the Restructured CPI Group from the members of the OSIL Group for the three years ended 31 December 2008; (ii) the prevailing market prices of the OSIL Products; (iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future; and (iv) the expected increase in demand for relevant products by the New CPP Group over the period.

We note that the proposed annual cap for 2010 for the transactions under the Master CPP Purchase Agreement represents an approximately 55% increment over the aggregate value of the historical transactions for January to September 2009 and forecast transactions for October to December 2009 between the Restructured CPI Group and the OSIL Group in relation to the purchase of the OSIL Products, and the proposed annual cap for each of 2011 and 2012 represents an approximately 47% and 26% increment over that of the previous year.

To assess the fairness and reasonableness of the CPP Purchase Caps, we have discussed and reviewed the calculation of the CPP Purchase Caps with management of the Company. Based on such review and discussion, we understand that the CPP Purchase Caps are determined based on the respective annual purchase of the OSIL Products by individual members of the New CPP Group and that the Directors have taken into account the following principal factors when determining the CPP Purchase Caps: (i) the historical amounts of the purchases of the OSIL Products by the Restructured CPI Group from the OSIL Group for each of the three years ended 31 December 2008 and the nine months ended 30 September 2009 and the forecast transaction amounts for the year ending 31 December 2009; (ii) the estimated market prices of the OSIL Products, which are generally in line with the prevailing market prices; (iii) the estimated demand for the OSIL Products from the Restructured CPI Group mainly based on the historical usage of the OSIL Products by the Restructured CPI Group and the business development and capacity expansion of the New CPP Group in the coming three years; and (iv) a buffer of 5% in consideration of the possibility of fluctuation in the market prices of the OSIL Products and/or the New CPP Group's demand for such products in the coming three years.

We are also advised by the Company that the respective 55%, 47% and 26% YoY increment of the proposed annual cap for each of 2010, 2011 and 2012 is mainly attributable to anticipated increase in demand for L-Lysine by members of the New CPP Group given capacity expansion or anticipated business development in each year and with reference to the YoY increment of the transaction amounts for each of the three years ending 31 December 2009.

Having considered the above, we are of the view that the CPP Purchase Caps are fair and reasonable so far as the Company and the Shareholders are concerned.

*Proposed caps for the continuing connected transactions under the Master Business Carve-out Agreement (the "**Lease/Usage Caps**")*

As stated in the Letter from the Board, the Lease/Usage Caps have been determined by reference to the consumer price index and the provision for possible annual increase in government levy. We note that the proposed annual cap for each of 2011 and 2012 represents an approximately 8% increment over that of the previous year.

To assess the fairness and reasonableness of the Lease/Usage Caps, we have discussed and reviewed the calculation of the Lease/Usage Caps with management of the Company and understand that the Directors have taken into account the following principal factors when determining the Lease/Usage Caps: (i) the estimated depreciation expenses for the relevant fixed assets; and (ii) the assessment basis for relevant taxations and government levy.

Having considered the above, we are of the view that the Lease/Usage Caps are fair and reasonable so far as the Company and the Shareholders are concerned.

Our view

Having considered the above, we are of the view that the basis adopted by management of the Company in determining the Proposed Caps is fair and reasonable so far as the Company and the Shareholders are concerned.

However, Shareholders should note that the Proposed Caps relate to future events and do not represent a forecast of transaction amounts to be incurred as a result of the respective continuing connected transactions contemplated under each of the CCT Agreements. Consequently, we express no opinion as to how closely the actual transaction amounts of the relevant continuing connected transactions correspond with the Proposed Caps as discussed above.

(IV) Requirement by the Listing Rules regarding the Continuing Connected Transactions

As required by the Listing Rules, for each financial year of the Company over the term of each of the CCT Agreements, the Continuing Connected Transactions shall be subject to the annual review by the independent non-executive Directors and the Company's auditors as required by Rules 14A.37 and 14A.38 of the Listing Rules, respectively. In particular, each year, the independent non-executive Directors must confirm that the Continuing Connected Transactions have been entered into:

- in the ordinary and usual course of business of the Company;
- either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and
- in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Furthermore, each year, the Company's auditors must provide a letter to the Board confirming that the Continuing Connected Transactions:

- have received the approval of the Board;
- are in accordance with the pricing policies of the Company if the transactions involve provision of goods or services by the Company;
- have been entered into in accordance with the relevant agreement governing the transactions; and
- have not exceeded the cap disclosed in the previous announcement(s).

Given the above, we consider that there exist appropriate procedures and arrangements to ensure that the Continuing Connected Transactions will be conducted on terms pursuant to each of the CCT Agreements.

Recommendation on the Continuing Connected Transactions

Having considered the principal factors and reasons referred to in the above, in particular,

- the purpose of the CCT Agreements is to regulate the ongoing transactions between the New CPP Group and the OSIL Group following Completion;
- the nature of the Continuing Connected Transactions;
- the pricing principle and payment terms stipulated in the CCT Agreements are fair and reasonable;
- the basis of the determination of the Proposed Caps is fair and reasonable; and
- there exist appropriate procedures and arrangements to ensure that the Continuing Connected Transactions will be conducted on terms pursuant to each of the CCT Agreements,

we are of the opinion that (i) the continuing connected transactions contemplated under the Master CPP Supply Agreement and the Master CPP Purchase Agreement are entered into in the ordinary and usual course of business of the New CPP Group and the continuing connected transactions under the Master Business Carve-out Agreement are not in the ordinary and usual course of business of the New CPP Group as such agreement is entered into with purpose to give effect to the Pre-Acquisition Restructuring; (ii) the Continuing Connected Transactions are in the interests of the CPP Group and the Shareholders as a whole; (iii) the terms of the Continuing Connected Transactions are on normal commercial terms and fair and reasonable so far as the Company and the Shareholders are concerned; and (iv) the Proposed Caps are fair and reasonable so far as the Company and the Shareholders are concerned.

Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve each of the CCT Agreements and the relevant continuing connected transactions contemplated thereunder and the Proposed Caps.

Yours faithfully,
For and on behalf of
CIMB Securities (HK) Limited

Alex Lau	**Heidi Cheng**
Director	*Director*
Head of Corporate Finance	

The following is a summary of the audited consolidated financial information of the CPP Group for each of the three years ended 31 December 2008 as extracted from the respective published annual report of the CPP Group.

1. SUMMARY OF FINANCIAL INFORMATION

A summary of the published results and of the assets and liabilities of the CPP Group for the years ended 31 December 2006, 2007 and 2008, as extracted from the audited financial statements, is set out below.

Results

	Year ended 31 December		
	2006	**2007**	**2008**
	US$'000	*US$'000*	*US$'000*
Turnover	1,691,457	66,918	64,492
Profit/(Loss) before taxation	(47,693)	(7,979)	3,009
Taxation	(6,638)	(934)	(30)
Profit/(Loss) from continuing operation	(54,331)	(8,913)	2,979
Profit from discontinued operation	–	13,070	38,314
Net profit/(loss) for the year	(54,331)	4,157	41,293
Attributable to:			
Equity holders of the Company	(49,728)	2,487	45,241
Minority interests	(4,603)	1,670	(3,948)
	(54,331)	4,157	41,293
Earnings/(Loss) per share			
From continuing and discontinued operations			
– Basic and diluted	US cents (1.721)	US cent 0.086	US cents 1.566
From continuing operation			
– Basic and diluted	US cents (1.721)	US cent (0.351)	US cent 0.134

Assets and liabilities

	At 31 December		
	2006	**2007**	**2008**
	US$'000	*US$'000*	*US$'000*
Total assets	971,781	1,061,558	165,764
Total liabilities	870,271	948,356	48,948
Net assets	101,510	113,202	116,816

1. SUMMARY OF FINANCIAL INFORMATION (continued)

Consolidated Balance Sheets

	At 31 December		
	2006	2007	2008
	US$'000	*US$'000*	*US$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	447,733	430,167	54,350
Investment properties	4,129	6,711	563
Land lease prepayments	48,731	50,558	1,594
Non-current livestock	12,009	23,092	–
Interests in jointly-controlled entities	83,047	52,166	65,473
Interests in associates	26,801	27,642	–
Available-for-sale investments	1,480	1,238	251
Goodwill	2,515	2,928	–
Deferred tax assets	2,011	106	–
Total non-current assets	628,456	594,608	122,231
CURRENT ASSETS			
Current livestock	17,755	34,334	–
Inventories	177,033	248,601	18,589
Accounts receivable, other receivables and deposits	59,279	74,520	10,998
Bills receivable	4,675	9,705	–
Tax recoverable	47	47	316
Due from minority shareholders	5,620	2,653	–
Due from related companies	13,610	10,038	1,150
Pledged deposits	10,199	4,200	–
Cash and cash equivalents	55,107	82,852	12,480
Total current assets	343,325	466,950	43,533

1. SUMMARY OF FINANCIAL INFORMATION (continued)

Consolidated Balance Sheets (continued)

	At 31 December		
	2006	2007	2008
	US$'000	*US$'000*	*US$'000*
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	251,596	335,723	22,777
Bills payable	10,577	23,032	–
Tax payable	4,908	5,323	2,524
Provisions for staff bonuses and welfare benefits	7,739	8,892	615
Due to minority shareholders	10,203	6,834	650
Due to related companies	22,182	10,898	2,746
Interest-bearing bank loans	435,450	432,077	18,187
Total current liabilities	742,655	822,779	47,499
NET CURRENT LIABILITIES	(399,330)	(355,829)	(3,966)
TOTAL ASSETS LESS CURRENT LIABILITIES	229,126	238,779	118,265
NON-CURRENT LIABILITIES			
Interest-bearing bank loans	(127,616)	(125,577)	–
Deferred tax liabilities	–	–	(1,449)
Net assets	101,510	113,202	116,816
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	28,898	28,898	28,898
Share premium account	73,897	73,897	73,897
Reserves	(48,843)	(37,667)	4,678
	53,952	65,128	107,473
Minority interests	47,558	48,074	9,343
Total equity	101,510	113,202	116,816

2. AUDITED FINANCIAL INFORMATION OF THE GROUP

The following financial information includes the financial statements of the CPP Group for the two financial years ended 31 December 2008 together with the notes thereto as extracted from the annual report of the CPP Group for the year ended 31 December 2008.

Consolidated Income Statements

		Year ended 31 December	
		2007	**2008**
	Notes	*US$'000*	*US$'000*
CONTINUING OPERATIONS			
REVENUE	7	66,918	64,492
Cost of sales		(51,619)	(58,424)
Gross profit		15,299	6,068
Selling and distribution costs		(3,149)	(3,285)
General and administrative expenses		(17,621)	(15,168)
Other income	8	840	10,502
Finance costs	10	(11,340)	(5,768)
Share of profits and losses of jointly-controlled entities		7,992	10,660
PROFIT/(LOSS) BEFORE TAX	11	(7,979)	3,009
Tax	15	(934)	(30)
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS		(8,913)	2,979
DISCONTINUED OPERATIONS			
Profit for the year from discontinued operations	17	13,070	38,314
PROFIT FOR THE YEAR		4,157	41,293
Attributable to:			
Equity holders of the Company		2,487	45,241
Minority interests		1,670	(3,948)
		4,157	41,293

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Income Statements (continued)

	Notes	Year ended 31 December 2007 US$'000	2008 US$'000
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	18		
Basic			
– For profit for the year		US cent 0.086	US cents 1.566
– For profit/(loss) from continuing operations		US cent (0.351)	US cent 0.134
Diluted			
– For profit for the year		N/A	N/A
– For profit/(loss) from continuing operations		N/A	N/A

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Balance Sheets

		At 31 December	
		2007	**2008**
	Notes	*US$'000*	*US$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	19	430,167	54,350
Investment properties	20	6,711	563
Land lease prepayments	21	50,558	1,594
Non-current livestock	22	23,092	–
Interests in jointly-controlled entities	24	52,166	65,473
Interests in associates	25	27,642	–
Available-for-sale investments	26	1,238	251
Goodwill	27	2,928	–
Deferred tax assets	28	106	–
Total non-current assets		594,608	122,231
CURRENT ASSETS			
Current livestock	29	34,334	–
Inventories	30	248,601	18,589
Accounts receivable, other receivables and deposits	31	74,520	10,998
Bills receivable		9,705	–
Tax recoverable		47	316
Due from minority shareholders		2,653	–
Due from related companies	32	10,038	1,150
Pledged deposits	33	4,200	–
Cash and cash equivalents	33	82,852	12,480
Total current assets		466,950	43,533

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Balance Sheets (continued)

	Notes	At 31 December 2007 US$'000	2008 US$'000
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	34	335,723	22,777
Bills payable		23,032	–
Tax payable		5,323	2,524
Provisions for staff bonuses and welfare benefits		8,892	615
Due to minority shareholders		6,834	650
Due to related companies	32	10,898	2,746
Interest-bearing bank loans	35	432,077	18,187
Total current liabilities		822,779	47,499
NET CURRENT LIABILITIES		(355,829)	(3,966)
TOTAL ASSETS LESS CURRENT LIABILITIES		238,779	118,265
NON-CURRENT LIABILITIES			
Interest-bearing bank loans	35	(125,577)	–
Deferred tax liabilities	28	–	(1,449)
		(125,577)	(1,449)
Net assets		113,202	116,816
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	36	28,898	28,898
Share premium account	37(b)	73,897	73,897
Reserves	37(a)	(37,667)	4,678
		65,128	107,473
Minority interests		48,074	9,343
Total equity		113,202	116,816

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company												
	Issued capital	Share premium account	Share option reserve	Asset revaluation reserve	Available-for-sale investments revaluation reserve	Capital reserve	Reserve fund	Expansion fund	Exchange equalisation reserve	Accumulated losses	Total	Minority interests	Total equity
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 1 January 2007	28,898	73,897	8,470	10,565	-	28,865	22,420	11,669	(12,182)	(118,650)	53,952	47,558	101,510
Exchange realignment	-	-	-	-	-	-	-	-	4,101	-	4,101	1,470	5,571
Fair value changes in available-for-sale investments *(note 26)*	-	-	-	-	75	-	-	-	-	-	75	-	75
Surplus on revaluation *(note 19)*	-	-	-	4,513	-	-	-	-	-	-	4,513	-	4,513
Total income for the year recognised directly in equity	-	-	-	4,513	75	-	-	-	4,101	-	8,689	1,470	10,159
Profit for the year	-	-	-	-	-	-	-	-	-	2,487	2,487	1,670	4,157
Total income and expense for the year	-	-	-	4,513	75	-	-	-	4,101	2,487	11,176	3,140	14,316
Transfers from/(to) accumulated losses	-	-	-	-	-	-	2,604	954	-	(3,558)	-	-	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(6,302)	(6,302)
Increase in capital contribution by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	3,678	3,678
At 31 December 2007 and 1 January 2008	28,898	73,897	8,470*	15,078*	75*	28,865*	25,024*	12,623*	(8,081)*	(119,721)*	65,128	48,074	113,202
Exchange realignment	-	-	-	-	-	-	-	-	6,048	-	6,048	-	6,048
Fair value changes in available-for-sale investments *(note 26)*	-	-	-	-	99	-	-	-	-	-	99	-	99
Deficit on revaluation *(note 19)*	-	-	-	(1,365)	-	-	-	-	-	-	(1,365)	-	(1,365)
Deferred tax charged to equity for the year *(note 28)*	-	-	-	(1,449)	-	-	-	-	-	-	(1,449)	-	(1,449)
Total income for the year recognised directly in equity	-	-	-	(2,814)	99	-	-	-	6,048	-	3,333	-	3,333
Profit for the year	-	-	-	-	-	-	-	-	-	45,241	45,241	(3,948)	41,293
Total income and expense for the year	-	-	-	(2,814)	99	-	-	-	6,048	45,241	48,574	(3,948)	44,626
Transfers from/(to) accumulated losses	-	-	-	-	-	-	2,366	1,121	-	(3,487)	-	-	-
Release upon disposal of subsidiaries *(note 40)*	-	-	-	(1,449)	-	14,513	(23,334)	(13,359)	15,950	1,450	(6,229)	(34,561)	(40,790)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(1,503)	(1,503)
Share of reserves by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	1,281	1,281
At 31 December 2008	28,898	73,897	8,470*	10,815*	174*	43,378*	4,056*	385*	13,917*	(76,517)*	107,473	9,343	116,816

* *These reserve accounts comprise the consolidated reserves of US$4,678,000 (2007: negative consolidated reserves of US$37,667,000), in the consolidated balance sheets.*

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Cash Flow Statements

	Notes	Year ended 31 December 2007 US$'000	2008 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(loss) before tax:			
From continuing operations		(7,979)	3,009
From discontinued operations	17	21,796	41,895
Adjustments for:			
Interest income	8	(3,751)	(4,315)
Changes in fair value of investment properties	8	(882)	(211)
Gain on disposal of subsidiaries	8	–	(13,387)
Gain on disposal of an interest in a jointly-controlled entity	8	(11)	–
Change in fair value of livestock	8	(9,583)	–
Impairment of items of property, plant and equipment	9	29,044	–
Impairment of interests in jointly-controlled entities	9	10,558	–
Finance costs	10	40,137	24,677
Depreciation of items of property, plant and equipment	11	53,779	22,818
Amortisation of land lease prepayments	11	2,369	976
Loss/(gain) on disposal of items of property, plant and equipment	11	(3,808)	840
Write-down of inventories to net realisable value	11	798	–
Impairment of livestock	11	326	–
Impairment/(write-back of impairment) of accounts receivable	11	417	(1,544)
Share of profits and losses of:			
Jointly-controlled entities		(3,477)	(16,692)
Associates		(3,397)	(2,104)
		126,336	55,962

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Cash Flow Statements (continued)

	Year ended 31 December	
	2007	**2008**
	US$'000	*US$'000*
Increase in inventories	(90,771)	(87,659)
Increase in accounts receivable, other receivables and deposits	(15,658)	(34,998)
Decrease/(increase) in bills receivable	(5,030)	2,564
Decrease/(increase) in amounts due from minority shareholders	2,967	(3,877)
Decrease/(increase) in amounts due from related companies	3,572	(1,612)
Increase in accounts payable, other payables and accrued expenses	84,127	100,969
Increase in bills payable	12,455	3,101
Increase in provisions for staff bonuses and welfare benefits	1,153	1,679
Increase/(decrease) in amounts due to minority shareholders	(3,369)	5,324
Increase/(decrease) in amounts due to related companies	(11,284)	5,654
Cash generated from operations	104,498	47,107
Interest paid	(40,137)	(24,677)
Tax paid	(7,661)	(2,647)
Net cash inflow from operating activities	56,700	19,783

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Cash Flow Statements (continued)

		Year ended 31 December	
		2007	2008
	Notes	*US$'000*	*US$'000*
Net cash inflow from operating activities		56,700	19,783
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	19	(44,380)	(12,434)
Additions to land lease prepayments	21	(994)	(437)
Purchases of additional interests in jointly-controlled entities		(413)	–
Disposal of subsidiaries	40	–	8,393
Decrease in interests in jointly-controlled entities		23,442	5,168
Increase in interests in associates		(4,175)	(2,953)
Proceeds from disposal of items of property, plant and equipment		15,223	3,225
Proceeds from disposal of land lease prepayments		255	166
Proceeds from disposal of a jointly-controlled entity		369	–
Purchases of available-for-sale investments		–	(493)
Proceeds from disposal of available-for-sale investments		317	–
Dividends received from an associate		6,731	–
Interest received		3,751	4,315
Net cash inflow from investing activities		126	4,950
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		324,434	224,657
Repayments of bank loans		(360,673)	(325,381)
Decrease in pledged deposits		5,999	4,200
Decrease in minority interests		(1,154)	(222)
Net cash outflow from financing activities		(31,394)	(96,746)

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Consolidated Cash Flow Statements (continued)

		Year ended 31 December	
		2007	**2008**
	Notes	*US$'000*	*US$'000*
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		25,432	(72,013)
Effect of exchange rate changes, net		2,313	1,641
Cash and cash equivalents at beginning of year		55,107	82,852
CASH AND CASH EQUIVALENTS AT END OF YEAR		82,852	12,480
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	33	74,479	3,409
Time deposits	33	8,373	9,071
		82,852	12,480

2. AUDITED FINANCIAL INFORMATION OF THE GROUP (continued)

Balance Sheet

		At 31 December	
		2007	2008
	Notes	*US$'000*	*US$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	19	356	108
Investments in subsidiaries	23	82,669	24,117
Interests in associates	25	–	–
Total non-current assets		83,025	24,225
CURRENT ASSETS			
Due from subsidiaries	23	181,636	28,811
Due from related companies	32	–	539
Other receivables and deposits	31	746	490
Cash and cash equivalents	33	3,311	5,490
Total current assets		185,693	35,330
CURRENT LIABILITIES			
Due to subsidiaries	23	83,560	59,211
Other payables and accrued expenses	34	2,747	835
Interest-bearing bank loans	35	15,925	–
Total current liabilities		102,232	60,046
NET CURRENT ASSETS/(LIABILITIES)		83,461	(24,716)
TOTAL ASSETS LESS CURRENT LIABILITIES		166,486	(491)
NON-CURRENT LIABILITIES			
Interest-bearing bank loans	35	(93,725)	–
Net assets/(liabilities)		72,761	(491)
EQUITY/(DEFICIENCY IN ASSETS)			
Issued capital	36	28,898	28,898
Share premium account	37(b)	73,897	73,897
Share option reserve	37(b)	8,470	8,470
Accumulated losses	37(b), 38	(38,504)	(111,756)
Total equity/(deficiency in assets)		72,761	(491)

Notes to Financial Statements

1. CORPORATE INFORMATION

The consolidated financial statements of C.P. Pokphand Co. Ltd. (the "Company") for the year ended 31 December 2008 were authorised for issue in accordance with a resolution of the directors on 27 March 2009.

The Company is a limited liability company incorporated in Bermuda. The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

At 31 December 2008, the Group was involved in the following activities:

- manufacture and sale of chlortetracycline products
- manufacture and sale of motorcycles and automobile accessories and trading of machinery through its jointly-controlled entities
- property and investment holding

During the year, the Group discontinued the feedmill and poultry operations and trading of agricultural products, further details of which are included in note 17 to the financial statements.

The Group employed approximately 6,700 (2007: 33,000) employees (including 5,900 from jointly-controlled entities) as at 31 December 2008.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, except for investment properties, available-for-sale investments and livestock which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand (US$'000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, and the disclosure requirements of the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2008. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All income, expenses and unrealised gains and losses resulting from intercompany transactions and intercompany balances within the Group are eliminated on consolidation in full.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following new interpretations and amendments to IFRSs for the first time for the current year's financial statements.

IAS 39 and IFRS 7 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Reclassification of Financial Assets
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction

The adoption of these new interpretations and amendments has had no significant financial effect on these financial statements.

4. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 1 and IAS 27 Amendments	Amendments to IFRS 1 First-time Adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations
IFRS 1 (Revised)	First-time Adoption of IFRSs
IFRS 3 (Revised)	Business Combinations
IFRS 7 Amendments	Amendments to IFRS 7 Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 and IAS 1 Amendments	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
IFRIC 9 and IAS 39 Amendments	Amendment to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	Distribution of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers

Improvements to IFRSs

The Group has not yet adopted improvements to IFRSs which sets out amendments to IFRS 5, IFRS 7, IAS 1, IAS 8, IAS 10, IAS 16, IAS 18, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 31, IAS 34, IAS 36, IAS 38, IAS 39, IAS 40 and IAS 41. These amendments will have no material effect on the financial statements.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, it has concluded that while the adoption of IFRS 8 and IAS 1 (Revised) may result in new or amended disclosures and the adoption of IAS 23 (Revised) may result in changes in accounting policies, these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries that are not classified as held for sale in accordance with IFRS 5 are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of the post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting and goodwill recorded in the associates' own financial statements, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

If the Group's share of losses of an associate equals to or exceeds the carrying amount of the investment, the Group will discontinue the investment including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In case of associates and jointly-controlled entities, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, associates and jointly-controlled entities (previously referred to as negative goodwill), after reassessment, is recognised immediately in the consolidated income statement.

The excess for associates and jointly-controlled entities is included in the Group's share of the associates' and jointly-controlled entities' profits or losses in the period in which the investments are acquired.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, biological assets, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the consolidated income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Property, plant and equipment and depreciation

(a) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the consolidated income statement. Any subsequent revaluation surplus is credited to the consolidated income statement to the extent of the deficit previously charged.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(a) Office premises (continued)

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to accumulated losses as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives of 25 years to 50 years.

(b) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of property, plant and equipment in Hong Kong is calculated on the straight-line basis to write off the cost of each item over its estimated useful life.

Depreciation of property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the People's Republic of China (the "PRC"), which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value. The residual value of an item of property, plant and equipment represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – 4$^{1}/_{2}$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – 33$^{1}/_{3}$%
Motor vehicles and transport facilities	9% – 33$^{1}/_{3}$%

The above principal annual rates are adopted based on the PRC accounting principles and the rates are not materially different to those under IFRSs.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(c) Construction in progress

Construction in progress represents the construction of silos, factories, warehouses, farms, and hatchery facilities, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

5. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Investment properties (continued)

Gains or losses arising from changes in the fair values of investment properties are included in the consolidated income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the consolidated income statement in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the consolidated income statement on the straight-line basis over the lease terms.

Land lease prepayments represent land use rights paid to the PRC's governmental authorisation. Land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the respective periods of the rights.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in the other category. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Available-for-sale investments (continued)

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to accounts and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Available-for-sale investments

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. A provision for impairment is made for available-for-sale investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or ''prolonged" requires judgement. Impairment losses on equity instruments classified as available for sale are not reversed through the consolidated income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing bank loans)

Financial liabilities including accounts, bills and other payables, amounts due to related companies and minority shareholders and interest-bearing bank loans are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the consolidated income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount of the best estimate of the expenditure required to settle the present obligation at the balance sheet date; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. There was no significant financial guarantee contract and liability as at balance sheet date.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories

Inventories are stated at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Livestock

Livestock is stated at fair value less estimated point-of-sale costs, except where the fair value cannot be measured reliably, in which case it is stated at cost less accumulated amortisation and any impairment losses. The fair value of livestock is determined based on market prices of livestock of similar age, breed and genetic merit.

Net increments or decrements in the fair value of livestock are included in the consolidated income statement, determined as:

(a) the difference between the total fair value of the livestock recognised at the beginning of the financial year and the total fair value of the livestock recognised at the end of the financial year; and

(b) the cost incurred during the financial year to acquire and breed livestock.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms;

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(d) technical service fee income, when the services were rendered.

Foreign currencies

These financial statements are presented in United States dollars as there is trading of the Company's shares by way of American Depository Receipts in the United States. In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are initially recorded using the entity's functional currency (i.e., the currency of the primary economic environment in which the entity operates) at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in consolidated income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case such exchange differences are recognised in equity in the financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the consolidated income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases the exchange differences are also recognised directly in equity.

For the purpose of presenting the financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. United States dollars) at the exchange rates ruling at the balance sheet date and their income statements are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case the exchange rates ruling at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange equalisation reserve). Such exchange differences are recognised in the consolidated income statement in the period in which the foreign operation is disposed of.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into United States dollars at the weighted average exchange rates for the year.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2006 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange ruling at the balance sheet date. Exchange differences arising are recognised in the exchange equalisation reserve.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes pricing model, further details of which are given in note 36 to the financial statements. In valuing equity-settled transactions, no account is taken of any performance condition, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

Other employee benefits

Retirement benefit schemes

The Group operates a defined contribution Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the consolidated income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 24% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the consolidated income statement in the period in which they are incurred.

6. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Depreciation and amortisation

The Group's net book value of property, plant and equipment at 31 December 2008 was US$54,350,000. The Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, at rates ranging from 2% to 33 1/3% per annum, commencing from the date the property, plant and equipment is placed into productive use. The estimated useful lives and dates that the Group places the property, plant and equipment into productive use reflect the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's property, plant and equipment.

Impairment of accounts receivable

The policy for provision for impairment loss of the Group is based on the evaluation of collectability and the ageing analysis of the accounts receivable and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews the ageing analysis of its inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. Management estimates the net realisable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowances for obsolete items.

6. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of non-financial assets other than goodwill

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Indefinite life intangible assets are tested for impairment annually and at other times when such indicator exists. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details, including a sensitivity analysis of key assumptions, are given in note 46 to the financial statements.

Impairment of property, plant and equipment

The impairment loss for property, plant and equipment is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount of the assets, or, where appropriate, the cash generating unit to which they belong, is the higher of its fair value less costs to sell and value in use. The recoverable amounts are determined based on fair value less costs to sell which are based on the best information available to reflect the amount obtainable at the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable and willing parties, after deducting the costs of disposal. For the estimation of value in use, the Group's management estimates future cash flows from the cash-generating units and chooses a suitable discount rate in order to calculate the present value of those cash flows.

7. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue is as follows:

	Group	
	2007	**2008**
	US$'000	*US$'000*
Sales to/income from external customers:		
Biochemical operations	66,908	64,444
Investment and property holding	10	48
Attributable to continuing operations reported in the consolidated income statement	66,918	64,492
Attributable to discontinued feedmill and poultry operations *(note 17)*	2,217,854	1,144,669
	2,284,772	1,209,161

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates, which is summarised in the combined results of jointly-controlled entities and associates as set out in notes 24 and 25 to the financial statements respectively.

8. OTHER INCOME

	Notes	Group 2007 US$'000	Group 2008 US$'000
Bank and other interest income		3,751	4,315
Changes in fair value of investment properties	20	882	211
Gain on disposal of subsidiaries	40	–	13,387
Gain on disposal of an interest in an jointly-controlled entity		11	–
Gain on disposal of items of property, plant and equipment		3,808	64
Government grant		–	380
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures		5,646	–
Technical service fee income from related parties	44(c)	–	9,709
Change in fair value of livestock		9,583	–
		23,681	28,066
Attributable to discontinued operations		22,841	17,564
Attributable to continuing operations reported in the consolidated income statement		840	10,502
		23,681	28,066

Various government grants have been received for the modification of sewage treatment plant and energy saving improvement project from the local government authorities in Henan province, Mainland China, in the form of cash. Government grants received for which the related expenditure has not yet been undertaken are included in deferred income in the balance sheet. There are no unfulfilled conditions or contingencies relating to these grants.

9. OTHER LOSSES

	Notes	Group 2007 US$'000	Group 2008 US$'000
Impairment of items of property, plant and equipment	19	29,044	–
Impairment of interests in jointly-controlled entities	24	10,558	–
Loss on disposal of items of property, plant and equipment		–	904
		39,602	904

All of the other losses above were attributable to discontinued operations (note 17) during the current and prior years.

10. FINANCE COSTS

	Group 2007	Group 2008
	US$'000	*US$'000*
Interest expense on bank loans wholly repayable within five years	40,137	24,677
Attributable to discontinued operations *(note 17)*	28,797	18,909
Attributable to continuing operations reported in the consolidated income statement	11,340	5,768
	40,137	24,677

11. PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

	Notes	Group 2007	Group 2008
		US$'000	*US$'000*
Auditors' remuneration		805	526
Depreciation	19	53,779	22,818
Amortisation of land lease prepayments	21	2,369	976
Impairment/(write-back of impairment) of accounts receivable	31	417	(1,544)
Write-down of inventories to net realisable value		798	–
Loss/(gain) on disposal of items of property, plant and equipment, net		(3,808)	840
Minimum lease payments under operating leases:			
Land and buildings		3,968	1,987
Plant and machinery		1,950	993
		5,918	2,980
Impairment of livestock		326	–
Foreign exchange differences, net		(9,323)	3,258
Employee benefits expense (including directors' remuneration – see note 12):			
Wages and salaries		134,593	73,192
Pension scheme contributions		7,940	5,384
		142,533	78,576
Rental income		(779)	(495)

The disclosures presented in this note for the years ended 31 December 2007 and 2008 included those amounts charged/credited in respect of discontinued operations.

12. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	**2008**
	US$'000	*US$'000*
Fees	93	89
Other emoluments:		
Salaries, allowances and benefits in kind	2,755	2,586
Pension scheme contributions	1	2
	2,756	2,588
	2,849	2,677

No share options were granted to the directors in respect of their services to the Group during the year (2007: Nil).

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2007	**2008**
	US$'000	*US$'000*
Mr. Kowit Wattana *(resigned on 29 July 2008)*	31	18
Mr. Sombat Deo-isres	31	31
Mr. Ma Chiu Cheung, Andrew	31	31
Mr. Sakda Thanitcul *(appointed on 8 September 2008)*	–	9
	93	89

There were no other emoluments payable to the independent non-executive directors during the year (2007: Nil).

12. DIRECTORS' REMUNERATION (continued)

(b) Executive directors

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*
2007				
Mr. Sumet Jiaravanon	–	404	–	404
Mr. Dhanin Chearavanont	–	167	–	167
Mr. Thanakorn Seriburi	–	455	–	455
Mr. Meth Jiaravanont	–	120	–	120
Mr. Anan Athigapanich	–	567	–	567
Mr. Damrongdej Chalongphuntarat	–	536	–	536
Mr. Robert Ping-Hsien Ho	–	75	1	76
Mr. Bai Shanlin	–	431	–	431
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
	–	2,755	1	2,756

12. DIRECTORS' REMUNERATION (continued)

(b) Executive directors (continued)

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*
2008				
Mr. Sumet Jiaravanon	–	256	–	256
Mr. Dhanin Chearavanont	–	103	–	103
Mr. Thirayut Phitya-Isarakul *(appointed on 8 September 2008 and resigned on 20 October 2008)*	–	–	–	–
Mr. Thanakorn Seriburi	–	528	–	528
Mr. Meth Jiaravanont	–	80	–	80
Mr. Anan Athigapanich *(resigned on 8 September 2008)*	–	569	–	569
Mr. Damrongdej Chalongphuntarat *(resigned on 8 September 2008)*	–	509	–	509
Mr. Robert Ping-Hsien Ho	–	17	1	18
Mr. Bai Shanlin *(resigned on 8 September 2008)*	–	394	–	394
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
Mr. Chatchaval Jiaravanon *(appointed on 8 September 2008)*	–	–	–	–
Mr. Suphachai Chearavanont *(appointed on 20 October 2008)*	–	–	–	–
Mr. Pang Siu Chik *(appointed on 8 September 2008)*	–	130	1	131
	–	2,586	2	2,588

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2007: Nil).

13. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2007: five) directors, details of whose remuneration are set out in note 12 above. The remuneration of the remaining non-director, highest paid employee for the year was analysed as follows:

	Group	
	2007	**2008**
	US$'000	*US$'000*
Salaries, allowances and benefits in kind	–	420

The remuneration of the non-director, highest paid employee fell within the band of US$385,000 to US$449,000 (equivalent to HK$3,000,001 to HK$3,500,000).

14. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Continuing operations

(a) The biochemical segment represents the manufacture and sale of chlortetracycline products;

(b) The industrial business segment represents the manufacture and sale of motorcycles and automobile accessories and trading of machinery through jointly-controlled entities; and

(c) The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of the group companies.

Discontinued operations

(a) The feedmill and poultry segment represents feedmill and poultry operations and the trading of agricultural products; and

(b) The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of the group companies.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

14. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2007 and 2008.

Group

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2007								
Segment revenue:								
Total sales	66,946	-	971	67,917	2,440,837	-	2,440,837	2,508,754
Intersegment sales	(38)	-	(961)	(999)	(222,983)	-	(222,983)	(223,982)
Sales to external customers	66,908	-	10	66,918	2,217,854	-	2,217,854	2,284,772
Segment results	(559)	(2,167)	(2,745)	(5,471)	68,349	123	68,472	63,001
Other income	-	-	559	559	19,371	-	19,371	19,930
Other losses	-	-	-	-	(39,602)	-	(39,602)	(39,602)
Interest income				281			3,470	3,751
Finance costs				(11,340)			(28,797)	(40,137)
Share of profits and losses of jointly-controlled entities	-	7,992	-	7,992	(4,515)	-	(4,515)	3,477
Share of profits and losses of associates	-	-	-	-	3,397	-	3,397	3,397
Profit/(loss) before tax				(7,979)			21,796	13,817
Tax				(934)			(8,726)	(9,660)
Profit/(loss) for the year				(8,913)			13,070	4,157

* *These activities were conducted through the Group's jointly-controlled entities of its industrial sector.*

14. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2008								
Segment revenue:								
Total sales	65,744	–	722	66,466	1,242,723	–	1,242,723	1,309,189
Intersegment sales	(1,300)	–	(674)	(1,974)	(98,054)	–	(98,054)	(100,028)
Sales to external customers	64,444	–	48	64,492	1,144,669	–	1,144,669	1,209,161
Segment results	(1,567)	(4,115)	(6,703)	(12,385)	35,931	77	36,008	23,623
Other income	427	16	9,921	10,364	–	–	–	10,364
Other losses	–	–	–	–	(904)	–	(904)	(904)
Interest income				138			4,177	4,315
Gain on disposal of subsidiaries				–			13,387	13,387
Finance costs				(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	–	10,660	–	10,660	6,032	–	6,032	16,692
Share of profits and losses of associates	–	–	–	–	2,104	–	2,104	2,104
Profit before tax				3,009			41,895	44,904
Tax				(30)			(3,581)	(3,611)
Profit for the year				2,979			38,314	41,293

* *These activities were conducted through the Group's jointly-controlled entities of its industrial sector.*

14. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2007								
Interests in jointly-controlled entities	–	56,523	–	56,523	(4,357)	–	(4,357)	52,166
Interests in associates	–	–	–	–	27,642	–	27,642	27,642
Segment assets	63,281	4,539	11,618	79,438	892,484	9,675	902,159	981,597
Unallocated assets				–			153	153
Total assets				135,961			925,597	1,061,558
Segment liabilities	14,846	3,276	10	18,132	367,142	105	367,247	385,379
Unallocated liabilities				25,506			537,471	562,977
Total liabilities				43,638			904,718	948,356
Other segment information:								
Additions to property, plant and equipment and land lease prepayments	317	216	37	570	44,804	–	44,804	45,374
Depreciation and amortisation	2,128	199	303	2,630	53,489	29	53,518	56,148
Impairment of items of property, plant and equipment	–	–	–	–	29,044	–	29,044	29,044

* *These activities were conducted through the Group's jointly-controlled entities of its industrial sector.*

14. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2008								
Interests in jointly-controlled entities	–	65,473	–	65,473	–	–	–	65,473
Segment assets	68,517	10,427	21,031	99,975	–	–	–	99,975
Unallocated assets				316			–	316
Total assets				165,764			–	165,764
Segment liabilities	23,372	1,091	3,768	28,231	–	–	–	28,231
Unallocated liabilities				20,717			–	20,717
Total liabilities				48,948			–	48,948
Other segment information:								
Additions to property, plant and equipment and land lease prepayments	1,503	274	26	1,803	11,068	–	11,068	12,871
Depreciation and amortisation	4,370	169	270	4,809	18,973	12	18,985	23,794

* *These activities were conducted through the Group's jointly-controlled entities of its industrial sector.*

14. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's geographical segments for the years ended 31 December 2007 and 2008.

Group

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2007							
Segment revenue:							
Total sales	971	66,946	67,917	–	2,440,837	2,440,837	2,508,754
Intersegment sales	(961)	(38)	(999)	–	(222,983)	(222,983)	(223,982)
Sales to external customers	10	66,908	66,918	–	2,217,854	2,217,854	2,284,772
Segment results	(2,745)	(2,726)	(5,471)	123	68,349	68,472	63,001
Other income	559	–	559	–	19,371	19,371	19,930
Other losses	–	–	–	–	(39,602)	(39,602)	(39,602)
Interest income			281			3,470	3,751
Finance costs			(11,340)			(28,797)	(40,137)
Share of profits and losses of jointly-controlled entities	–	7,992	7,992	–	(4,515)	(4,515)	3,477
Share of profits and losses of associates	–	–	–	–	3,397	3,397	3,397
Profit/(loss) before tax			(7,979)			21,796	13,817
Tax			(934)			(8,726)	(9,660)
Profit/(loss) for the year			(8,913)			13,070	4,157

14. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2008							
Segment revenue:							
Total sales	722	65,744	66,466	–	1,242,723	1,242,723	1,309,189
Intersegment sales	(674)	(1,300)	(1,974)	–	(98,054)	(98,054)	(100,028)
Sales to external customers	48	64,444	64,492	–	1,144,669	1,144,669	1,209,161
Segment results	(6,703)	(5,682)	(12,385)	77	35,931	36,008	23,623
Other income	427	9,937	10,364	–	–	–	10,364
Other losses	–	–	–	–	(904)	(904)	(904)
Interest income			138			4,177	4,315
Gain on disposal of subsidiaries			–			13,387	13,387
Finance costs			(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	–	10,660	10,660	–	6,032	6,032	16,692
Share of profits and losses of associates	–	–	–	–	2,104	2,104	2,104
Profit before tax			3,009			41,895	44,904
Tax			(30)			(3,581)	(3,611)
Profit for the year			2,979			38,314	41,293

14. **SEGMENT INFORMATION (continued)**

(b) **Geographical segments (continued)**

Group

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2007							
Interests in jointly-controlled entities	-	56,523	56,523	-	(4,357)	(4,357)	52,166
Interests in associates	-	-	-	-	27,642	27,642	27,642
Segment assets	11,618	67,820	79,438	9,675	892,484	902,159	981,597
Unallocated assets			-			153	153
Total assets			135,961			925,597	1,061,558
Segment liabilities	10	18,122	18,132	105	367,142	367,247	385,379
Unallocated liabilities			25,506			537,471	562,977
Total liabilities			43,638			904,718	948,356
Other segment information:							
Additions to property, plant and equipment and land lease prepayments	37	533	570	-	44,804	44,804	45,374
Depreciation and amortisation	303	2,327	2,630	29	53,489	53,518	56,148
Impairment of items of property, plant and equipment	-	-	-	-	29,044	29,044	29,044

14. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2008							
Interests in jointly-controlled entities	–	65,473	65,473	–	–	–	65,473
Segment assets	21,031	78,944	99,975	–	–	–	99,975
Unallocated assets			316			–	316
Total assets			165,764			–	165,764
Segment liabilities	3,768	24,463	28,231	–	–	–	28,231
Unallocated liabilities			20,717			–	20,717
Total liabilities			48,948			–	48,948
Other segment information:							
Additions to property, plant and equipment and land lease prepayments	26	1,777	1,803	–	11,068	11,068	12,871
Depreciation and amortisation	270	4,539	4,809	12	18,973	18,985	23,794

15. TAX

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2007: Nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income tax at the rate of 25% on their taxable income according to PRC Enterprises Income Tax Law with effect from 1 January 2008 (2007: 15% to 33%).

	Group	
	2007	2008
	US$'000	*US$'000*
Group:		
Charge for the year – Mainland China	7,755	3,611
Deferred tax – Mainland China *(note 28)*	1,905	–
Total tax charge for the year	9,660	3,611

15. TAX (continued)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the provinces/districts in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable tax rates, are as follows:

	2007		2008	
	US$'000	%	*US$'000*	%
Profit before tax (including profit from discontinued operations)	13,817		44,904	
Expected tax charge/(credit) at the domestic tax rates applicable in the specific provinces/districts, net	(2,618)	(18.9)	7,929	17.7
Income not subject to tax	(10,843)	(78.5)	(8,906)	(19.8)
Expenses not deductible for tax	15,078	109.0	2,071	4.6
Tax exemptions or reductions	(5,270)	(38.1)	(4,429)	(9.9)
Tax losses of subsidiaries not recognised	13,318	96.4	6,946	15.4
Profits and losses attributable to jointly-controlled entities and associates	(5)	–	–	–
Tax charge at the Group's effective rate	9,660	69.9	3,611	8.0

Represented by:

	Group	
	2007	2008
	US$'000	*US$'000*
Tax charge attributable to discontinued operations *(note 17)*	8,726	3,581
Tax charge attributable to continuing operations reported in the consolidated income statement	934	30
Total tax charge for the year	9,660	3,611

The share of tax attributable to jointly-controlled entities and associates amounting to US$3,116,000 (2007: US$515,000) and US$383,000 (2007: US$385,000) respectively, is included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the consolidated income statements.

16. PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2008 including a loss of US$73,252,000 (2007: profit of US$14,386,000) which has been dealt with in the financial statements of the Company (note 37(b)).

17. DISCONTINUED OPERATIONS

During the year, the Company entered into an agreement to dispose its equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Chia Tai (China) Investment Co., Ltd., C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "Disposed Group") including the advances made by the Company to CT Agro of approximately US$119,656,000 to its related company, CP China Investment Limited (the "Purchaser") which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000, resulting a gain on disposal of subsidiaries of US$13,387,000.

The Disposed Group was engaged in feedmill and poultry operations and trading of agricultural products and was a separate business segment in Mainland China. The sale of the agribusiness has been approved by the independent shareholders of the Company on 19 June 2008. As at 31 December 2008, no assets or liabilities of the Group were attributable to discontinued operations.

The results of the Disposed Group for the period up to date of disposal are presented below:

	2007	2008
	US$'000	*US$'000*
	(unaudited)	(unaudited)
Revenue	2,217,854	1,144,669
Cost of sales	(1,984,336)	(1,015,504)
Gross profit	233,518	129,165
Selling and distribution costs	(79,816)	(37,014)
General and administrative expenses	(85,230)	(56,143)
Other income	22,841	4,177
Other losses	(39,602)	(904)
Finance costs	(28,797)	(18,909)
Share of profits and losses of:		
Joint-controlled entities	(4,515)	6,032
Associates	3,397	2,104
Profit from discontinued operations	21,796	28,508
Gain on disposal of the Disposed Group	–	13,387
Profit before tax from discontinued operations	21,796	41,895
Tax	(8,726)	(3,581)
Profit for the year from discontinued operations	13,070	38,314
Attributable to:		
Equity holders of the Company	12,639	41,385
Minority interests	431	(3,071)
	13,070	38,314

17. DISCONTINUED OPERATIONS (continued)

The net cash flows incurred by discontinued operations are as follows:

	2007 *US$'000*	2008 *US$'000*
Operating activities	(52,143)	(9,834)
Investing activities	4,670	(15,203)
Financing activities	70,401	20,774
Net cash inflow/(outflow)	22,928	(4,263)

	2007	2008
Earnings per share:		
Basic, from discontinued operations	US cent 0.437	US cents 1.432
Diluted, from discontinued operations	N/A	N/A

The calculation of the basic earnings per share from discontinued operations is based on:

	2007	2008
Profit attributable to ordinary equity holders of the Company from discontinued operations	US$12,639,000	US$41,385,000
Number of ordinary shares in issue during the year used in the basic earnings per share calculation	2,889,730,786	2,889,730,786

Diluted earnings per share for the years ended 31 December 2007 and 2008 has not been disclosed as no diluting events existed during those years.

18. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings/(loss) per share is based on the profit/(loss) for the year attributable to ordinary equity holders of the Company and 2,889,730,786 (2007: 2,889,730,786) ordinary shares of the Company in issue during the year.

The calculation of basic earnings/(loss) per share is based on the following:

	2007 *US$'000*	2008 *US$'000*
Earnings/(loss)		
Profit/(loss) attributable to ordinary equity holders of the Company, used in the basic earnings/(loss) per share calculation:		
From continuing operations	(10,152)	3,856
From discontinued operations	12,639	41,385
	2,487	45,241

Diluted earnings/(loss) per share for the year has not been disclosed as no diluting events existed during the year.

19. PROPERTY, PLANT AND EQUIPMENT

Group

	2007							
	Office premises in Hong Kong	Office premises in Mainland China	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Cost or valuation:								
At beginning of year	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Additions	-	-	7,856	11,073	3,705	2,488	19,258	44,380
Disposals	-	-	(12,096)	(15,480)	(4,598)	(4,394)	-	(36,568)
Revaluation	3,595	600	-	-	-	-	-	4,195
Transfer in/(out)	-	-	20,660	25,475	1,600	263	(47,998)	-
Transfer to investment properties *(note 20)*	(1,428)	-	-	-	-	-	-	(1,428)
Exchange realignment	-	354	21,016	40,288	5,307	1,635	1,473	70,073
At end of year	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	128,675	376,518	49,500	19,402	-	574,095
Depreciation provided during the year *(note 11)*	-	318	16,392	30,736	3,716	2,617	-	53,779
Impairment losses provided during the year	-	-	13,302	14,706	784	252	-	29,044
Disposals	-	-	(6,873)	(10,972)	(3,653)	(3,655)	-	(25,153)
Revaluation	-	(318)	-	-	-	-	-	(318)
Exchange realignment	-	-	9,224	27,051	3,368	1,223	-	40,866
At end of year	-	-	160,720	438,039	53,715	19,839	-	672,313
Net book value:								
At end of year	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167
At beginning of year	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2008							
	Office premises in Hong Kong	Office premises in Mainland China	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Cost or valuation:								
At beginning of year	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Additions	–	–	979	224	1,622	754	8,855	12,434
Disposals	–	–	(930)	(2,021)	(2,774)	(1,233)	(121)	(7,079)
Revaluation	(3,462)	2,097	–	–	–	–	–	(1,365)
Transfer in/(out)	–	5,025	(5,025)	4,290	345	64	(4,699)	–
Transfer from/(to) investment properties *(note 20)*	2,256	–	(409)	–	–	–	–	1,847
Disposal of subsidiaries *(note 40)*	–	(7,627)	(324,270)	(594,310)	(82,368)	(25,608)	(10,366)	(1,044,549)
Exchange realignment	–	–	8,987	16,370	4,793	875	262	31,287
At end of year	13,258	5,517	15,344	54,028	4,991	1,434	483	95,055
Accumulated depreciation and impairment losses:								
At beginning of year	–	–	160,720	438,039	53,715	19,839	–	672,313
Depreciation provided during the year *(note 11)*	–	–	6,140	13,118	2,669	891	–	22,818
Disposals	–	–	–	(1,043)	(909)	(1,062)	–	(3,014)
Transfer to investment properties *(note 20)*	–	–	(57)	–	–	–	–	(57)
Disposal of subsidiaries *(note 40)*	–	–	(168,961)	(436,856)	(55,406)	(19,154)	–	(680,377)
Exchange realignment	–	–	8,052	16,092	4,234	644	–	29,022
At end of year	–	–	5,894	29,350	4,303	1,158	–	40,705
Net book value:								
At end of year	13,258	5,517	9,450	24,678	688	276	483	54,350
At beginning of year	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167

19. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's office premises and industrial buildings are analysed as follows:

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
Cost or valuation:			
Long term leases	13,258	–	13,258
Medium term leases	–	20,861	20,861
	13,258	20,861	34,119

An analysis of the cost or valuation of the property, plant and equipment as at 31 December 2008 is as follows:

	Valuation	Cost	Total
	US$'000	*US$'000*	*US$'000*
Office premises in Hong Kong	13,258	–	13,258
Office premises in Mainland China	5,517	–	5,517
Industrial buildings in Mainland China	–	15,344	15,344
Plant and machinery	–	54,028	54,028
Furniture, fixtures and equipment	–	4,991	4,991
Motor vehicles and transport facilities	–	1,434	1,434
Construction in progress	–	483	483

The office premises in Hong Kong are held under long term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market, existing use basis, at 31 December 2008.

Had the Group's office premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amount of the premises at 31 December 2008 would have been US$1,341,000 (2007: US$1,394,000).

The office premises in Mainland China are held under medium term leases and were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on a depreciated replacement cost basis, at 31 December 2008.

Had the Group's office premises in Mainland China been stated at cost less accumulated depreciation, the carrying amount of the premises at 31 December 2008 would have been US$5,025,000 (2007: US$3,141,000).

The industrial buildings in Mainland China are held under medium term leases.

In the prior year, certain of the Group's buildings and plant and machinery in Mainland China were pledged as securities for interest-bearing bank loans as further detailed in note 35 to the financial statements.

The Group carried out reviews of the recoverable amounts of its property, plant and machinery in 2007 and 2008, having regard to its ongoing improvement of product lines and the market conditions of the Group's products. In the prior year, these assets were used in the Group's feedmill and poultry operations and trading of agricultural products segment. The reviews led to the recognition of an impairment loss arising from suspension of production lines and obsolescence of property, plant and machinery amounting US$29,044,000, that has been recognised in the consolidated income statement. No impairment loss was noted arising from the continuing biochemical operations as at 31 December 2008.

19. **PROPERTY, PLANT AND EQUIPMENT (continued)**

In the prior year, the recoverable amounts of property, plant and equipment cash-generating units had been determined based on a value in use calculation using cash flow projections according to financial budgets covering a five-year period approved by senior management. The discount rate applied to the cash flow projections was 5.81%, which is the cost of capital of the Group.

Key assumptions were used in the value in use calculation of property, plant and equipment cash-generating units for the years ended 31 December 2007 and 2008. The following describes each key assumption on which management had based its cash flow projections to undertake impairment testing of property, plant and equipment.

Budgeted gross margin – The basis used to determine the value assigned to the budgeted gross margins was the average gross margin achieved in the year immediately before the budget year and increased for expected efficiency improvements in production.

Discount rate – The discount rate used was before tax and reflects specific risks relating to the relevant units.

Company

	Furniture, fixtures and equipment	
	2007	**2008**
	US$'000	*US$'000*
Cost:		
At beginning of year	1,183	1,220
Additions	37	26
Disposals	–	(17)
At end of year	1,220	1,229
Accumulated depreciation:		
At beginning of year	581	864
Depreciation provided during the year	283	274
Disposals	–	(17)
At end of year	864	1,121
Net book value:		
At end of year	356	108
At beginning of year	602	356

20. INVESTMENT PROPERTIES

	Group	
	2007	**2008**
	US$'000	*US$'000*
Long term lease in Hong Kong, at valuation:		
At beginning of year	269	2,256
Transfers from/(to) owner-occupied properties *(note 19)*	1,428	(2,256)
Net gain from a fair value adjustment*	559	–
At end of year	2,256	–
Medium term leases in Mainland China, at valuation:		
At beginning of year	3,860	4,455
Transfers from owner-occupied properties *(note 19)*	–	352
Net gain from a fair value adjustment*	323	211
Disposal of subsidiaries *(note 40)*	–	(4,455)
Exchange realignment	272	–
At end of year	4,455	563
	6,711	563

* *Total fair value gain credited to the consolidated income statement during the year was US$211,000 (2007: US$882,000 (note 8)).*

The investment property in Hong Kong is held under a long term lease. The property was revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31 December 2008.

The investment properties in Mainland China are held under medium term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on a depreciated replacement cost basis, at 31 December 2008.

Details of the investment properties as at the balance sheet date are as follows:

Location	**Use**
Flats 1401A and 1402C, Block 4, Beijing Jing Hua Apartment	Residential units for rental

Details of the investment properties, disposed of during the year, as at the date of disposal are as follows:

Location	**Use**
Portions of Block 1, 12/F, Guang Hua Chang An Da Xia, Jianguomenneidajie, Beijing, the PRC	Office premises for rental
Laocheng Development Zone, Chengmai County, Hainan Province, the PRC	Industrial buildings for rental
Dahualing, Wuhan Jiang Xia District, Hubei Province, the PRC	Industrial buildings for rental

21. LAND LEASE PREPAYMENTS

	Group	
	2007	**2008**
	US$'000	*US$'000*
At beginning of year	48,731	50,558
Additions	994	437
Disposals	(255)	(166)
Amortisation during the year *(note 11)*	(2,369)	(976)
Disposal of subsidiaries *(note 40)*	–	(50,401)
Exchange realignment	3,457	2,142
At end of year	50,558	1,594

The land lease prepayments are held on a medium term basis and the leasehold land is situated in Mainland China.

In the prior year, certain of the Group's land lease prepayments were pledged as security for interest-bearing bank loans as further detailed in note 35 to the financial statements.

22. NON-CURRENT LIVESTOCK

	Group	
	2007	**2008**
	US$'000	*US$'000*
Livestock:		
at fair value	20,240	–
at cost	2,852	–
	23,092	–

	Number of pigs	
Physical quantity of pigs:		
Progeny pigs	117,578	–
Breeder pigs	18,319	–
	135,897	–

In the prior year, the Group's non-current livestock comprised progeny and breeder pigs owned by subsidiaries. The progeny pigs were raised for sale. The breeder pigs were held to produce more of progeny pigs. The fair value was determined based on the selling prices approximating to those at the year end. Significant assumptions made in determining the fair value of the livestock were:

(i) progeny pigs aged up to 17 weeks were valued at cost as no active or liquid markets exist for these pigs; and

(ii) progeny pigs aged 18 weeks and above and breeder pigs were valued at fair value less estimated point-of-sale costs.

23. INVESTMENTS IN SUBSIDIARIES

	Company	
	2007	2008
	US$'000	*US$'000*
Unlisted shares, at cost	171,069	24,117
Impairment #	(88,400)	–
	82,669	24,117

\# *In the prior year, an impairment of US$88,400,000 was recognised for certain unlisted investments with a carrying amount of US$328,715,000 because the recoverable amounts of these subsidiaries were less than their investment costs. These subsidiaries were disposed of during the year ended 31 December 2008.*

The amounts due from and to subsidiaries included in the Company's current assets and current liabilities of US$28,811,000 (2007: US$181,636,000) and US$59,211,000 (2007: US$83,560,000) respectively, are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the Company's principal subsidiaries are presented on pages 156 to 170 of the Circular.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2007	2008
	US$'000	*US$'000*
Unlisted investments:		
Share of net assets	45,294	65,473
Due from jointly-controlled entities	47,891	–
Due to jointly-controlled entities	(28,795)	–
	64,390	65,473
Impairment #	(12,224)	–
	52,166	65,473

\# *In the prior years, an impairment was recognised for certain unlisted investments with a carrying amounts of US$12,224,000 because the recoverable amounts of these jointly-controlled entities were less than their investment costs. An impairment of US$10,558,000 was provided during the year ended 31 December 2007 and such investments were disposed of during the year.*

In the prior year, the amounts due from and to jointly-controlled entities were unsecured, interest-free and had no fixed terms of repayment. The carrying amounts of the amounts due from and to jointly-controlled entities approximated to their fair values.

Particulars of the jointly-controlled entities are presented on pages 170 to 173 of the Circular.

A significant number of the Group's interests in jointly-controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements for these jointly-controlled entities in Mainland China, the Group is entitled to receive its attributable share of net assets upon liquidation of these jointly-controlled entities.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The following summary of the financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly-controlled entities involved in the agri-business and industrial business at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31 December 2007 and 2008:

	2007		2008	
	Agri-business in Mainland China*	Industrial business in Mainland China	Agri-business in Mainland China*	Industrial business in Mainland China
	US$'000	*US$'000*	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	64,271	59,318	–	70,998
Available-for-sale investments	10,590	202	–	3,480
Long term receivables and other assets	1,638	348	–	2,593
Current assets	94,557	207,740	–	274,612
Current liabilities	(206,646)	(144,388)	–	(207,326)
Net current assets/(liabilities)	(112,089)	63,352	–	67,286
Non-current liabilities	(13,042)	(152)	–	(782)
Net assets/(liabilities)	(48,632)	123,068	–	143,575
Shareholders' funds	(48,632)	122,982	–	143,434
Minority interests	–	86	–	141
	(48,632)	123,068	–	143,575
Revenue	449,316	367,769	226,017	516,090
Profit/(loss) before tax	(3,720)	17,635	15,008	21,594
Tax	(1,218)	(3,339)	(510)	(8,480)
Profit/(loss) for the year	(4,938)	14,296	14,498	13,114
Minority interests' share of profits and losses	–	(29)	(1,857)	(68)
Profit/(loss) attributable to shareholders	(4,938)	14,267	12,641	13,046
The Group's proportionate share of profits and losses after tax for the year	(4,515)	7,992	6,032	10,660

* *The results of the share of profits and losses of jointly-controlled entities engaging in agribusiness in Mainland China were included in discontinued operations during the year.*

25. INTERESTS IN ASSOCIATES

	Group		Company	
	2007	2008	2007	2008
	US$'000	*US$'000*	*US$'000*	*US$'000*
Unlisted investments:				
At cost	–	–	15,000	–
Share of net assets	11,684	–	–	–
Impairment	–	–	(15,000)	–
	11,684	–	–	–
Due from associates	15,958	–	14,773	–
Impairment #	–	–	(14,773)	–
	27,642	–	–	–

\# *In the prior years, an impairment was recognised for certain associates with a carrying amount of US$29,773,000 because the recoverable amounts of these associates were less than their investment costs. An impairment of US$15,000,000 was provided during the year ended 31 December 2007 and such investments were disposed of during the year.*

In the prior year, the amounts due from associates were unsecured, interest-free and had no fixed terms of repayment. The carrying amounts of these amounts due from and to associates approximated to their fair values.

Particulars of the associates are presented on page 174 of the Circular.

The associates in which the Group has interests were joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements, the Group was entitled to receive its attributable share of net assets upon liquidation of the associates.

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all associates involved in the agribusiness at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31 December 2007 and 2008:

	Agri-business in Mainland China*	
	2007	2008
	US$'000	*US$'000*
Property, plant and equipment and land lease prepayments	10,382	–
Long term receivables and other assets	9,339	–
Current assets	54,328	–
Current liabilities	(23,183)	–
Net current assets	31,145	–
Net assets	50,866	–
Shareholders' funds	49,885	–
Minority interests	981	–
	50,866	–

25. INTERESTS IN ASSOCIATES (continued)

	2007	2008
	US$'000	*US$'000*
Revenue	147,778	78,561
Profit before tax	7,639	5,344
Tax	(770)	(972)
Profit for the year	6,869	4,372
Minority interests' share of profits	(75)	(164)
Profit attributable to shareholders	6,794	4,208
Group's proportionate share of profits after tax for the year	3,397	2,104

* *The results of associates engaging in agribusiness in Mainland China were included in discontinued operations during the year.*

26. AVAILABLE-FOR-SALE INVESTMENTS

	Group	
	2007	2008
	US$'000	*US$'000*
Listed equity investments, at fair value	293	–
Unlisted equity investments, at cost	945	251
	1,238	251

During the year, the gross gain of the Group's available-for-sale investments recognised directly in equity amounted to US$99,000 (2007: US$75,000).

The fair values of listed equity investments are based on quoted market prices. The unlisted available-for-sale equity investments are stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair values cannot be measured reliably. The valuation requires the directors to make estimates about the expected future cash flows including proceeds on subsequent disposal of the investments. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated equity, are reasonable, and that they were the most appropriate values at the balance sheet date.

27. GOODWILL

	Group	
	2007	2008
	US$'000	*US$'000*
At 1 January, net of accumulated impairment	2,515	2,928
Acquisition of an additional interest in a subsidiary	413	–
Disposal of subsidiaries *(note 40)*	–	(2,928)
At 31 December, net of accumulated impairment	2,928	–

27. GOODWILL (continued)

In the prior year, goodwill acquired through business combinations had been allocated to feedmill and poultry operations. The recoverable amount of this cash-generating unit had been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year; and
- Raw material price inflation – The basis used to determine the value assigned to raw materials price inflation is the forecast price indices during the budget year for the regions from where raw materials are sourced.

28. DEFERRED TAX

Deferred tax assets

	Group	
	2007	**2008**
	US$'000	*US$'000*
At 1 January	2,011	106
Deferred tax charged to the consolidated income statement during the year *(note 15)*:		
Losses available for offsetting against future taxable profits	(1,905)	–
Disposal of subsidiaries *(note 40)*	–	(106)
	(1,905)	(106)
At 31 December	106	–

In the prior year, the deferred tax assets represented the tax effect of temporary differences on losses available for offsetting against future taxable profits of US$106,000.

Deferred tax liabilities

	Group	
	2007	**2008**
	US$'000	*US$'000*
At 1 January	–	–
Deferred tax charged directly to equity during the year	–	1,449
At 31 December	–	1,449

At the balance sheet date, the Group had unused tax losses arising in Hong Kong of US$116,758,000 (2007: US$237,672,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not considered probable that taxable profits will be available against which the unused tax losses can be utilised.

28. DEFERRED TAX (continued)

At 31 December 2008, no deferred tax has been recognised for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Group's subsidiaries, jointly-controlled entities and associates established in Mainland China. In the opinion of the directors, it is not probable that these subsidiaries, jointly-controlled entities and associates will distribute such earnings in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

29. CURRENT LIVESTOCK

	Group	
	2007	**2008**
	US$'000	*US$'000*
Breeder chicks	13,835	–
Hatchable eggs	3,407	–
Day-old chicks	17,798	–
	35,040	–
Impairment	(706)	–
	34,334	–

In the prior year, due to the generally short breeding and raising cycle of the chicks and because an active market did not exist, these livestock were classified as current assets and were stated at cost less impairment and a reconciliation of changes in the carrying amount of these biological assets between the beginning and the end of the current financial year was not presented.

30. INVENTORIES

	Group	
	2007	**2008**
	US$'000	*US$'000*
Raw materials	193,908	1,661
Work in progress	9,896	4,277
Finished goods	53,068	12,651
	256,872	18,589
Less: Write-down of inventories to net realisable value	(8,271)	–
	248,601	18,589

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 60 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits, is as follows:

	Group		Company	
	2007	**2008**	**2007**	**2008**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Less than 90 days	33,696	8,624	–	–
91 to 180 days	650	139	–	–
181 to 360 days	782	–	–	–
Over 360 days	1,529	–	–	–
	36,657	8,763	–	–
Impairment	(1,633)	(89)	–	–
	35,024	8,674	–	–
Other receivables and deposits	39,496	2,324	746	490
	74,520	10,998	746	490

The movements in provision for impairment of accounts receivable are as follows:

	Group	
	2007	**2008**
	US$'000	*US$'000*
At 1 January	1,216	1,633
Impairment losses recognised/(written back) during the year *(note 11)*	417	(1,544)
At 31 December	1,633	89

Included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable of US$89,000 (2007: US$1,633,000) with a carrying amount of US$89,000 (2007: US$1,633,000). The individually impaired accounts receivable relate to customers that were in financial difficulties. The Group does not hold any collateral or other credit enhancements over these balances.

The aged analysis of the accounts receivable that are not considered to be impaired is as follows:

	Group	
	2007	**2008**
	US$'000	*US$'000*
Neither past due nor impaired	33,696	8,624
Less than 180 days past due	650	50
Over 180 days past due	678	–
	35,024	8,674

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS (continued)

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

32. DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured, interest-free and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of the amounts due from and to related companies approximate to their fair values.

33. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		**Company**	
	2007	**2008**	**2007**	**2008**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Time deposits	12,573	9,071	2,230	5,001
Less: Pledged time deposits for long term bank loans	(4,200)	–	–	–
	8,373	9,071	2,230	5,001
Cash and bank balances	74,479	3,409	1,081	489
Cash and cash equivalents	82,852	12,480	3,311	5,490

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in Renminbi ("RMB") amounted to US$1,748,000 (2007: US$81,259,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

34. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable as at the balance sheet date, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	Group		Company	
	2007	2008	2007	2008
	US$'000	*US$'000*	*US$'000*	*US$'000*
Less than 90 days	155,681	11,156	–	–
91 to 180 days	7,491	2,368	–	–
181 to 360 days	6,207	57	–	–
Over 360 days	4,046	36	–	–
	173,425	13,617	–	–
Other payables and accrued expenses	162,298	9,160	2,747	835
	335,723	22,777	2,747	835

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

35. INTEREST-BEARING BANK LOANS

	2007			2008		
	Contractual interest rate	Maturity		Contractual interest rate	Maturity	
	(%)		*US$'000*	*(%)*		*US$'000*
Group						
Current						
Bank loans, secured	4.9-9.2	2008	169,189	–	–	–
Bank loans, unsecured	5.0-9.8	2008	262,888	5.7-8.2	2009	18,187
			432,077			18,187
Non-current						
Bank loans, secured	4.9-8.2	2009 – 2012	19,096	–	–	–
Bank loans, unsecured	5.0-8.2	2009 – 2012	106,481	–	–	–
			125,577			–
			557,654			18,187
Company						
Current						
Bank loans, unsecured	7.5	2008	15,925	–	–	–
Non-current						
Bank loans, unsecured	7.5	2009 – 2012	93,725	–	–	–
			109,650			–

35. **INTEREST-BEARING BANK LOANS (continued)**

	Group		Company	
	2007	**2008**	**2007**	**2008**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Analysed into:				
Bank loans repayable within a period:				
Not exceeding one year or on demand	432,077	18,187	15,925	–
Of more than one year, but not exceeding two years	39,207	–	20,738	–
Of more than two years, but not exceeding five years	86,370	–	72,987	–
Of more than five years	–	–	–	–
	557,654	18,187	109,650	–

In the prior year, certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book values of US$209,893,000 and US$30,861,000 respectively, and pledged deposits of US$4,200,000 were pledged as security for various short and long term bank loans.

Except for the unsecured bank loans with an aggregate carrying amount of US$1,980,000 which are denominated in United States dollars and bear interest at fixed interest rates, all other bank loans are denominated in Renminbi and bear interest at fixed interest rates.

In the prior year, except for the unsecured bank loans with an aggregate carrying amount of US$109,650,000, which were denominated in United States dollars and bore interest at floating interest rates, and secured bank loans with an aggregate carrying amount of US$7,269,000, which were denominated in Hong Kong dollars and bore interest at floating interest rates, all bank loans were denominated in Renminbi and bore interest at fixed interest rates.

Interest on the Group's bank loans is payable at various rates ranging from 5.7% to 8.2% (2007: 4.9% to 9.8%) per annum. The carrying amounts of bank loans approximate to their fair values.

36. **SHARE CAPITAL**

Shares

	Group	
	2007	**2008**
	US$'000	*US$'000*
Authorised:		
15,000,000,000 ordinary shares of US$0.01 each	150,000	150,000
Issued and fully paid:		
2,889,730,786 ordinary shares of US$0.01 each	28,898	28,898

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

36. SHARE CAPITAL (continued)

Warrants

Pursuant to the Subscription Agreement dated 2 March 2005 entered into between the Company and Worth Access Trading Limited ("Worth Access"), an associate of the controlling shareholders of the Company, Worth Access has been granted warrants to subscribe for 577,940,000 shares of the Company under the following conditions:

Exercise period	Exercise price
From 22 April 2007 to 21 April 2008	HK$0.55 per share

Up to 21 April 2008, no warrant has been exercised by Worth Access.

Share option scheme

The Company has adopted a share option scheme (the "Old Scheme") on 10 April 1992, which expired on 9 April 2002 and a share option scheme (the "Scheme") on 26 November 2002. The Scheme is operated for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, senior executives, employees of the Group and those participants, in the Board's opinion, have contribution or potential contribution to the Group. Options granted under the Scheme can be exercised at any time during a period not exceeding 10 years commencing from the date the option was approved and expiring on the last day of such period or 10 years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after the grant and ends on a date which is not later than 10 years from the date of offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the Stock Exchange closing price of the Company's shares on the date of offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of offer and (iii) the nominal value of the share of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

36. SHARE CAPITAL (continued)

The following share options were outstanding under the Scheme during the year:

	Weighted average exercise price *HK$*	Number of options
At 1 January 2007, 31 December 2007 and 1 January 2008	0.3776	697,744,234
Expired during the year	0.3875	(50,200,000)
At 31 December 2008	0.3768	647,544,234

The exercise prices and exercise periods of the share options outstanding as at that balance sheet date are as follows:

2007

Number of options	Exercise price *HK$*	Exercise period
50,200,000	0.3875	10 August 1998 to 10 August 2008
215,848,078	0.3900	26 February 2003 to 25 February 2013
194,848,078	0.3900	3 May 2004 to 2 May 2014
236,848,078	0.3540	19 May 2005 to 18 May 2015
697,744,234		

2008

Number of options	Exercise price *HK$*	Exercise period
215,848,078	0.3900	26 February 2003 to 25 February 2013
194,848,078	0.3900	3 May 2004 to 2 May 2014
236,848,078	0.3540	19 May 2005 to 18 May 2015
647,544,234		

At the balance sheet date, the Company had 647,544,234 share options outstanding under the Scheme, which represented approximately 22% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 647,544,234 additional ordinary shares and cash proceeds to the Company of approximately HK$244,016,000 (equivalent to approximately US$31,284,000) before the related issue expenses.

37. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page 86 of the Circular.

The nature of the Group's expansion and reserve funds is set out in note 38 to the financial statements.

The Group's capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years.

(b) Company

	Note	**Share premium account** *US$'000*	**Share option reserve** *US$'000*	**Accumulated losses** *US$'000*	**Total** *US$'000*
At 1 January 2007		73,897	8,470	(52,890)	29,477
Profit for the year	16	–	–	14,386	14,386
At 31 December 2007 and 1 January 2008		73,897	8,470	(38,504)	43,863
Loss for the year	16	–	–	(73,252)	(73,252)
At 31 December 2008		73,897	8,470	(111,756)	(29,389)

The share option reserve comprises the fair value of share options granted which are yet to be exercised, as further explained in the accounting policy for share-based payment transactions in note 5 to the financial statements. The amount will either be transferred to the share premium account when the related options are exercised, or be transferred to accumulated losses should the related option expire or be forfeited.

38. ACCUMULATED LOSSES

	Group	
	2007 *US$'000*	**2008** *US$'000*
Retained in:		
Company	(38,504)	(111,756)
Reversals of provisions for impairment losses of investments in subsidiaries	88,400	–
	49,896	(111,756)
Subsidiaries	(109,974)	19,471
Jointly-controlled entities	(78,471)	15,768
Associates	18,828	–
	(119,721)	(76,517)

38. ACCUMULATED LOSSES (continued)

A significant number of subsidiaries, jointly-controlled entities and associates in which the Group has interests are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in Mainland China are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves.

These appropriations include contributions to the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly-controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to the income statement before arriving at a net profit in accordance with IFRSs.

39. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies.

The products of the Company's subsidiaries, jointly-controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly-controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

The companies are not normally able to hedge their foreign exchange exposure because neither the People's Bank of China, nor other financial institutions are authorised to engage in foreign exchange transactions in Mainland China to offer forward exchange contracts.

Should the RMB revalue/devalue against the United States dollar, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly-controlled entities and associates of the Company.

40. DISPOSAL OF SUBSIDIARIES

	Notes	2007 US$'000	2008 US$'000
Net assets disposed of:			
Property, plant and equipment	19	–	364,172
Investment properties	20	–	4,455
Land lease prepayments	21	–	50,401
Interests in jointly-controlled entities		–	(1,783)
Interests in associates		–	32,699
Available-for-sale investments		–	1,579
Goodwill	27	–	2,928
Deferred tax assets	28	–	106
Current livestock		–	1,235
Inventories		–	373,862
Accounts receivable, other receivables and deposits		–	100,064
Bills receivable		–	7,141
Tax recoverable		–	47
Due from minority shareholders		–	6,530
Due from related companies		–	10,500
Cash and cash equivalents		–	94,407
Accounts payable, other payables and accrued expenses		–	(413,915)
Bills payable		–	(26,133)
Tax payable		–	(4,079)
Provisions for staff bonuses and welfare benefits		–	(9,956)
Due to related companies		–	(13,806)
Due to minority shareholders		–	(11,508)
Due to the Company		–	(119,656)
Interest-bearing bank loans		–	(438,743)
Minority interests		–	(34,561)
		–	(24,014)
Reserves released on disposal		–	(6,229)
Assignment of amounts due to the Company		–	119,656
Gain on disposal of subsidiaries		–	13,387
		–	102,800
Satisfied by:			
Cash		–	102,800

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2007 US$'000	2008 US$'000
Cash consideration	–	102,800
Cash and cash equivalents disposed of	–	(94,407)
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	–	8,393

41. COMMITMENTS

The Group had the following commitments at the balance sheet date:

	2007 *US$'000*	2008 *US$'000*
Authorised, but not contracted for:		
Capital contributions payable to subsidiaries	1,372	–
Machinery and equipment	56	–
	1,428	–
Contracted, but not provided for:		
Machinery and equipment	4,122	–
	5,550	–

In addition, the Group's share of capital commitments of the associates and the jointly-controlled entities, which were not included in the above, is as follows:

	2007 *US$'000*	2008 *US$'000*
Contracted, but not provided for	113	–

42. OPERATING LEASE ARRANGEMENTS

(i) As lessee

(a) At 31 December 2008, the Group had total future minimum lease payments under non-cancellable operating leases with its tenants falling due as follows:

	2007 *US$'000*	2008 *US$'000*
Buildings:		
Within one year	2,150	123
In the second to fifth years, inclusive	6,844	121
After five years	15,455	–
	24,449	244
Plant and machinery:		
Within one year	564	–
In the second to fifth years, inclusive	1,226	–
After five years	1,562	–
	3,352	–
Motor vehicles:		
Within one year	–	45

42. OPERATING LEASE ARRANGEMENTS (continued)

(i) As lessee (continued)

(b) The Group's share of operating lease commitments of the associates and jointly-controlled entities is as follows:

	2007	**2008**
	US$'000	*US$'000*
Buildings:		
Within one year	94	132
In the second to fifth years, inclusive	385	439
After five years	725	70
	1,204	641
Plant and machinery:		
Within one year	19	62
In the second to fifth years, inclusive	75	–
After five years	543	–
	637	62

(ii) As lessor

At 31 December 2008, the Group had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

	2007	**2008**
	US$'000	*US$'000*
Buildings:		
Within one year	136	–
In the second to fifth years, inclusive	574	–
After five years	967	–
	1,677	–
Plant and machinery:		
Within one year	41	–
In the second to fifth years, inclusive	165	–
After five years	1,358	–
	1,564	–

43. CONTINGENT LIABILITIES

(i) Contingent liabilities in respect of the Group's guarantees at the balance sheet date not provided for in the financial statements are as follows:

	2007	2008
	US$'000	*US$'000*
Guarantees given to banks in connection with facilities granted to jointly-controlled entities	8,821	–
Guarantees given to a financial institution for facilities granted to jointly-controlled entities	19,000	30,550
	27,821	30,550

As at 31 December 2008, the facilities granted to jointly-controlled entities subject to guarantees given to the banks by the Group were utilised to the extent of US$28,564,000 (2007: US$19,000,000).

(ii) In the prior years, one of the Group's associates was investigated by the Hong Kong Inland Revenue Department regarding prior years' tax computations of certain of its subsidiaries. At 31 December 2007, a provision of US$2,800,000 was made in the financial statements of the Group. The associate has been disposed during the year. Further details are given in the 2007 annual report of the Group dated 27 March 2008.

44. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sale and purchase transactions, together with certain transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont and Thanakorn Seriburi, directors of the Company, have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are as follows:

		Group	
		2007	2008
	Notes	*US$'000*	*US$'000*
Sales of goods to jointly-controlled entities and associates	(i)	27,874	33,062
Sales of goods to related companies	(i)	41,736	14,669
Purchases of raw materials from jointly-controlled entities and associates	(ii)	39,626	27,078
Purchases of raw materials from related companies	(ii)	2,679	143

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Company entered into an agreement to dispose its equity interest in the Disposed Group including the advances made by the Company to CT Agro of approximately US$119,656,000 to the Purchaser, which was beneficially owned by the controlling shareholders of the Company, for a cash consideration of US$102,800,000, resulting a gain on disposal of subsidiaries of US$13,387,000. Details of the disposal are included in note 17 to the financial statements.

44. RELATED PARTY TRANSACTIONS (continued)

(c) During the year, the Group received a technical service fee income of US$9,709,000 (2007: Nil) from subsidiaries and jointly-controlled entities of the Purchaser, CP China Investment Limited, for the provision of technical knowledge for the production, operation and management of the agribusiness until the completion of the disposal of the agribusiness.

CP China Investment Limited is a company which is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont shareholders, the controlling shareholders of the Company.

(d) During the year, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company until the date of disposal of the subsidiary, received rental income of approximately US$300,000 (2007: US$676,000) from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

(e) In the prior year, the Group paid a technical fee of US$30,769 to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, a director of the Company, had a beneficial interest in the share capital of Dynamic Corporate Services Limited.

(f) In the prior year, on 20 December 2007, the Company entered into an entity transfer contract to dispose of its whole 60% equity interest in Jiangsu Chia Tai Seeds Co., Ltd to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$369,000 resulting in a gain of approximately US$11,000.

(g) Details of the outstanding balances with related parties are included in note 32 to the financial statements.

(h) Compensation of key management personnel of the Group:

	2007	**2008**
	US$'000	*US$'000*
Short term employee benefits	4,178	4,028

The key management personnel of the Group are 13 directors and 6 senior management members (2007: 11 directors and 5 senior management members). Further details of directors' emoluments are included in note 12 to the financial statements.

Apart from the sales of goods to jointly-controlled entities and associates and purchases of raw materials from jointly-controlled entities and associates in (a), the receipt of technical service fee income prior to the completion of the disposal of the agribusiness in (c) and the compensation of key management personnel in (h), the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

45. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

Group

Financial assets

	2007			2008		
	Loans and receivables	Available-for-sale investments	Total	Loans and receivables	Available-for-sale investments	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Due from jointly-controlled entities *(note 24)*	47,891	-	47,891	-	-	-
Due from associates *(note 25)*	15,958	-	15,958	-	-	-
Available-for-sale investments *(note 26)*	-	1,238	1,238	-	251	251
Accounts receivable *(note 31)*	35,024	-	35,024	8,674	-	8,674
Bills receivable	9,705	-	9,705	-	-	-
Due from minority shareholders	2,653	-	2,653	-	-	-
Due from related companies	10,038	-	10,038	1,150	-	1,150
Other receivables and deposits *(note 31)*	39,496	-	39,496	2,324	-	2,324
Pledged deposits *(note 33)*	4,200	-	4,200	-	-	-
Cash and cash equivalents *(note 33)*	82,852	-	82,852	12,480	-	12,480
	247,817	1,238	249,055	24,628	251	24,879

Financial liabilities

	2007 At amortised cost	2008 At amortised cost
	US$'000	*US$'000*
Due to jointly-controlled entities *(note 24)*	28,795	-
Accounts payable *(note 34)*	173,425	13,617
Bills payable	23,032	-
Other payables and accrued expenses *(note 34)*	162,298	9,160
Due to minority shareholders	6,834	650
Due to related companies	10,898	2,746
Interest-bearing bank loans *(note 35)*	557,654	18,187
	962,936	44,360

45. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

Company

Financial assets

	2007 Loans and receivables *US$'000*	2008 Loans and receivables *US$'000*
Other receivables and deposits *(note 31)*	746	490
Due from subsidiaries *(note 23)*	181,636	28,811
Due from an associate *(note 25)*	14,773	–
Due from related companies	–	539
Cash and cash equivalents *(note 33)*	3,311	5,490
	200,466	35,330

Financial liabilities

	2007 At amortised cost *US$'000*	2008 At amortised cost *US$'000*
Other payables and accrued expenses *(note 34)*	2,747	835
Due to subsidiaries *(note 23)*	83,560	59,211
Interest-bearing bank loans *(note 35)*	109,650	–
	195,957	60,046

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group is exposed to market risk arising primarily from changes in interest rates and currency exchange rates. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

The Group's exposure to market risk arising from changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group policy is that not less than 70% of interest-bearing borrowings should at fixed interest rates. At 31 December 2008, all of the Group's interest-bearing borrowings (2007: approximately 79%) bore interest at fixed rates.

At 31 December 2008, no interest rate risk sensitivity analysis information was presented as all of the Group's interest-bearing bank loans bore interest at fixed rates.

The following table demonstrated the sensitivity to a reasonably possible change in interest rates for the prior year, with all other variables held constant, of the Group's profit/(loss) before tax (through the impact on floating rate borrowings) and the Group's and the Company's equity.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(a) Interest rate risk (continued)

	Group			Company	
	Increase/ (decrease) in basis points	Increase/ (decrease) in profit/(loss) before tax	Increase/ (decrease) in equity*	Increase/ (decrease) in basis points	Increase/ (decrease) in equity*
		US$'000	*US$'000*		*US$'000*
2007					
Hong Kong dollar	5%	(16)	(16)	–	–
United States dollar	5%	(317)	(317)	5%	(317)
Hong Kong dollar	(5%)	16	16	–	–
United States dollar	(5%)	314	314	(5%)	314

* Excluding retained earnings

(b) Concentrations of credit risk

The Group places its cash deposits with major international banks and financial institutions. This cash management policy limits the Group's exposure to concentrations of credit risk.

Up until the disposal of the agribusiness, significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with accounts receivable is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in the consolidated income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

For the industrial sector, the majority of cash from sales is maintained with state-owned banks and their subsidiaries in Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly-controlled entities market their products principally to related parties and independent distributors in Mainland China.

(c) Fair value of financial instruments

(i) Cash and cash equivalents, accounts and bills receivables, and accounts and bills payables:

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 60-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payables which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable approximate to their fair values.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c) Fair value of financial instruments (continued)

(ii) Amounts due from and to related companies and minority shareholders

The carrying amounts of the receivables from and payables to related companies approximate to their fair values.

(iii) Interest-bearing bank loans

The carrying amounts of interest-bearing bank loans approximate to their fair values.

(d) Foreign currency risk

The Group's businesses are principally operated in Mainland China and substantially all transactions are conducted in RMB. In the opinion of the directors, the foreign currency risk exposure is insignificant.

The following table demonstrates the sensitivity at the balance sheet date to a reasonably possible change in RMB exchange rate, with all other variables held constant, of the Group's profit before tax and equity (due to changes in the fair value of monetary assets and liabilities of the Group's foreign subsidiaries).

	Increase/ (decrease) in RMB rate	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity*
		US$'000	*US$'000*
2007			
If Hong Kong dollar weakens against RMB	3%	–	(10,810)
If Hong Kong dollar strengthens against RMB	(3%)	–	10,810
2008			
If Hong Kong dollar weakens against RMB	3%	–	(177)
If Hong Kong dollar strengthens against RMB	(3%)	–	177

* Excluding retained earnings

(e) Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and other interest-bearing loans. The Group's policy is to maintain most borrowing should mature in any 12-month period, based on the carrying value of borrowings reflected in the financial statements.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Liquidity risk (continued)

The maturity profile of the Group's financial liabilities as at the balance sheet date, based on the contractual undiscounted payments, was as follows:

Group

	2007					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Accounts payable *(note 34)*	–	155,681	13,698	4,046	–	173,425
Bills payable	–	23,032	–	–	–	23,032
Other payables and accrued expenses *(note 34)*	162,298	–	–	–	–	162,298
Due to related companies	10,898	–	–	–	–	10,898
Due to minority shareholders	6,834	–	–	–	–	6,834
Interest-bearing bank loans *(note 35)*	–	149,125	282,952	125,577	–	557,654
	180,030	327,838	296,650	129,623	–	934,141

	2008					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Accounts payable *(note 34)*	–	11,156	2,425	36	–	13,617
Other payables and accrued expenses *(note 34)*	9,160	–	–	–	–	9,160
Due to related companies	2,746	–	–	–	–	2,746
Due to minority shareholders	650	–	–	–	–	650
Interest-bearing bank loans *(note 35)*	–	11,523	6,664	–	–	18,187
	12,556	22,679	9,089	36	–	44,360

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Liquidity risk (continued)

Company

	2007					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Other payables and accrued expenses *(note 34)*	2,747	–	–	–	–	2,747
Due to subsidiaries *(note 23)*	83,560	–	–	–	–	83,560
Interest-bearing bank loans *(note 35)*	–	–	15,925	93,725	–	109,650
	86,307	–	15,925	93,725	–	195,957

	2008					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Other payables and accrued expenses *(note 34)*	835	–	–	–	–	835
Due to subsidiaries *(note 23)*	59,211	–	–	–	–	59,211
	60,046	–	–	–	–	60,046

(f) Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2007 and 2008.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(f) Capital management (continued)

The Group monitors capital using a gearing ratio, which is net debt divided by the capital plus net debt. The Group's policy is to maintain the gearing ratio at reasonable levels. Net debt includes accounts payables, other payables and accrued expenses, bills payable, provision for staff bonuses and welfare benefits, amounts due to related companies and minority shareholders and interest-bearing bank loans, less cash and cash equivalents. Capital represents the equity attributable to equity holders of the Company. The gearing ratios as at the balance sheet dates were as follows:

Group

	2007	2008
	US$'000	*US$'000*
Accounts payable, other payables and accrued expenses	335,723	22,777
Bills payable	23,032	–
Provisions for staff bonuses and welfare benefits	8,892	615
Due to minority shareholders	6,834	650
Due to related companies	10,898	2,746
Interest-bearing bank loans	557,654	18,187
Less: cash and cash equivalents	(82,852)	(12,480)
Net debt	860,181	32,495
Capital	65,128	107,473
Capital and net debt	925,309	139,968
Gearing ratio	93%	23%

(g) Financial risk management strategies relating to livestock

In addition, in the prior year, the Group was exposed to certain financial risks relating to livestock, which arose from the change in the cost and supply of feed and the selling prices of progeny pigs and chicks and related products. The agribusiness was disposed of during the current year as further explained in note 17 to the financial statements.

47. COMPARATIVE AMOUNTS

The comparative income statement has been presented as if the operations discontinued during the current year had been discontinued at the beginning of the comparative period (note 17).

48. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 27 March 2009.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES

Subsidiaries

Particulars of the subsidiaries as at the balance sheet date are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	100.0%*	100.0%*	Dormant
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%*	Investment holding
Chia Tai Huazhong Biochemistry Limited	HK$1	Hong Kong	–	100.0%	Investment holding
Chia Tai Pucheng Biochemistry Limited (formerly known as "Chia Tai (Fuzhou) Company Limited")	US$10,000	Hong Kong	100.0%	100.0%*	Investment holding
ECI Machinery Co., Ltd.	US$1	British Virgin Islands	100.0%*	100.0%*	Investment holding
Ek Chor China Motorcycle Co., Ltd.	US$1,195,200	Bermuda	100.0%	100.0%	Investment holding
C.P. Enterprises Limited (formerly known as "Ek Chor Company Limited")	HK$27,800,000	Hong Kong	100.0%*	100.0%*	Investment holding
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100.0%*	100.0%*	Investment holding
Golden Industrial Investment Limited	HK$1	Hong Kong	–	100.0%*	Investment holding
Hannick Limited	HK$2	Hong Kong	100.0%*	100.0%*	Property investment

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Pucheng Chia Tai Biochemistry Co., Ltd.^^	RMB100,000,000	PRC/Mainland China	69.5%*	69.5%*	Production and sale of chlortetracycline
Shanghai Ek Chor Industrial Trading Co., Ltd.^	US$200,000	PRC/Mainland China	100.0%*	100.0%*	Trading business
Zhumadian Huazhong Chia Tai Co., Ltd.^^	RMB72,000,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of chlortetracycline

Particulars of the principal subsidiaries, disposed of during the year, as at the dates of disposal are as at follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Advance Motorcycle Co., Ltd.	US$50,000	British Virgin Islands	80.0%*	–	Investment holding
Advance Motorcycle Investment Co., Ltd.	US$100	British Virgin Islands	100.0%*	–	Investment holding
Beijing Heng Da Breed Tech Co., Ltd.^	US$700,000	PRC/Mainland China	100.0%	–	Production and sale of chickens
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	100.0%*	–	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	100.0%	–	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	100.0%	–	Investment holding
Changsha Chia Tai Co., Ltd.^	RMB134,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2008	Principal activities
Chengdu Chia Tai Company Limited^^	US$6,300,000	PRC/Mainland China	70.0%*	–	Production and sale of animal feed and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	100.0%	–	Investment holding
Chia Tai (China) Investment Co., Ltd.^	US$146,695,333	PRC/Mainland China	100.0%	–	Investment holding and trading
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	66.0%*	–	Investment holding
Chia Tai Food and Beverage (Beijing) Co., Ltd.^	US$3,000,000	PRC/Mainland China	100.0%*	–	Food catering
Chia Tai Food Product (Shanghai) Co., Ltd.^	US$3,000,000	PRC/Mainland China	100.0%	–	Sale of agricultural products
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	100.0%*	–	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	100.0%*	–	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	100.0%*	–	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	100.0%*	–	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	90.0%*	–	Investment holding
Chia Tai Livestock Company Limited	US$500,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	100.0%*	–	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	100.0%*	–	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Shandong Company Limited	US$100	British Virgin Islands	100.0%*	–	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Shenyang Company Limited	HK$1,000,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	100.0%*	–	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.^	US$7,062,018	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Chia Tai Yueyang Company Limited^^^	US$9,550,000	PRC/Mainland China	100.0%*#	–	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Chia Tai (Wuhu) Co., Ltd.^	RMB40,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Chia Tai (Wuhan) Institute of Life Science^	RMB5,000,000	PRC/Mainland China	100.0%*	–	Production of seeds
Chongqing Chia Tai Company Limited^^	US$5,920,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd.^^	US$4,520,000	PRC/Mainland China	70.0%*	–	Production and sale of animal feed
Chu Zhou Chia Tai Co., Ltd.^	US$5,398,500	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Chu Zhou Advance Feed Tech Co., Ltd.^	RMB6,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Dalian Chia Tai Enterprise Co., Ltd.^	RMB28,430,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed and chickens
Dun Hua Chia Tai Enterprise Co., Ltd.^	US$3,459,500	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	100.0%*	–	Investment holding
Fuzhou Da Fu Company Limited^	US$9,139,297	PRC/Mainland China	100.0%*	–	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Ganzhou Chia Tai Industrial Co., Ltd.^^	RMB18,000,000	PRC/Mainland China	80.0%*	–	Production and sale of animal feed
Grand Great Investments Limited	US$100	British Virgin Islands	100.0%*	–	Investment holding
Guang An Chia Tai Co., Ltd.^^	US$24,500,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.^^	US$818,250.95	PRC/Mainland China	91.0%*	–	Production and sale of animal feed
Guide Luck Limited	HK$10,000	Hong Kong	100.0%*	–	Property investment
Guilin Chia Tai Co., Ltd.^^	US$3,720,000	PRC/Mainland China	85.0%*	–	Production and sale of animal feed
Guiyang Chia Tai Co., Ltd.^	RMB10,001,932	PRC/Mainland China	100.0%*	–	Dormant
Guizhou Chia Tai Enterprise Co., Ltd.^^	RMB80,500,000	PRC/Mainland China	88.2%*	–	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.^	US$7,141,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Hangzhou Advance Feed Tech Co., Ltd.^	RMB6,700,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2008	Principal activities
Hefei Chia Tai Co., Ltd.^	RMB195,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed and chickens
Heilongjiang Chia Tai Enterprise Co., Ltd.^^	US$30,080,000	PRC/Mainland China	80.0%*	–	Production and sale of animal feed, chickens, processed meat and cereal and oil products
Heilongjiang Yongyuan Animal Technology Co., Ltd.^^	US$1,000,000	PRC/Mainland China	97.0%*	–	Production and sale of chickens
Hengyang Chia Tai Co., Ltd.^	US$5,100,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Huai An Chia Tai Feed Co., Ltd.^^	RMB13,000,000	PRC/Mainland China	58.0%*	–	Production and sale of animal feed
Huai Hua Chia Tai Co., Ltd.^^^	US$3,900,000	PRC/Mainland China	100.0%*#	–	Production and sale of animal feed
Huludao Chia Tai Husbandry Co., Ltd.^	RMB28,100,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Inner Mongolia Chia Tai Co., Ltd.^^^	RMB36,868,015	PRC/Mainland China	93.9%*#	–	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Jiamusi Chia Tai Co., Ltd.^^	US$6,000,000	PRC/Mainland China	65.0%*	–	Production and sale of animal feed, cereal and oil products
Jiang Jin Chia Tai Co., Ltd.^^	RMB7,000,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed
Jiangsu Huai Yin Chia Tai Co., Ltd.^^	US$3,621,000	PRC/Mainland China	88.0%*	–	Production and sale of animal feed
Jilin Dahe Forage Co., Ltd.^^	RMB4,200,000	PRC/Mainland China	58.5%*	–	Dormant
Jinan Chia Tai Company Limited^^	US$1,718,000	PRC/Mainland China	65.0%*	–	Production and sale of animal feed
Jiu Jiang Chia Tai Feedstuff Co., Ltd.^^	RMB34,000,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed
Kunming Chia Tai Company Limited^^^	US$6,405,300	PRC/Mainland China	92.4%*#	–	Production and sale of animal feed and chickens
Lanzhou Chia Tai Company Limited^^^	US$5,604,000	PRC/Mainland China	100.0%*#	–	Production and sale of animal feed and chickens
Liuzhou Advance Feed Tech Co., Ltd.^	RMB6,700,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2008	Principal activities
Meihekou Chia Tai Enterprise Co., Ltd.^^	RMB25,000,000	PRC/Mainland China	70.0%*	–	Production and sale of animal feed
Mianyang Chia Tai Co., Ltd.^^	US$4,000,000	PRC/Mainland China	80.0%*	–	Production and sale of animal feed
Mu Dan Jiang Chia Tai Enterprise Co., Ltd.^	RMB10,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Nanchang Chia Tai Livestock Co., Ltd.^^^	RMB32,550,000	PRC/Mainland China	100.0%*#	–	Production and sale of animal feed and chickens
Nanning Chia Tai Animal Husbandry Company Limited^^^	US$6,774,500	PRC/Mainland China	91.6%*#	–	Production and sale of animal feed and chickens
Nantong Chia Tai Co., Ltd.^^	US$16,050,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed and chickens
Nantong Chia Tai Feed Co., Ltd.^^	RMB60,000,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed
Nantong Chia Tai Technology Feed Co., Ltd.^^	RMB3,000,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed
Nanyang Chia Tai Co., Ltd.^^^	RMB20,000,000	PRC/Mainland China	100.0%*#	–	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2008	Principal activities
Nei Jiang Chia Tai Co., Ltd.^^	US$3,900,000	PRC/Mainland China	70.0%*	–	Production and sale of animal feed
Ningbo Chia Tai Agriculture Company Limited^^	US$7,415,300	PRC/Mainland China	70.0%*	–	Production and sale of animal feed and chickens
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.^	US$40,000,000	PRC/Mainland China	100.0%*	–	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.^^	US$2,761,321	PRC/Mainland China	70.0%*	–	Production and sale of animal feed
Qingdao Chia Tai Agricultural Development Co., Ltd.^	US$5,630,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Qingdao Chia Tai Company Limited^	US$42,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed, chickens and processed meat
Qingdao Taifeng Livestock Technology Co., Ltd.^	US$3,000,000	PRC/Mainland China	100.0%*	–	Production and sale of chickens
Qinhuangdao Chia Tai Co., Ltd.^^	RMB86,900,000	PRC/Mainland China	77.0%*	–	Production and sale of animal feed, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited^^	RMB45,750,000	PRC/Mainland China	55.0%*	–	Manufacture and distribution of L-Lysine

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Shaanxi Chia Tai Co., Ltd.^^^	US$6,729,100	PRC/Mainland China	96.0%*##	–	Production and sale of animal feed and chickens
Shandong Chia Tai Ling Hua Bio-tech Co., Ltd.^^	RMB120,000,000	PRC/Mainland China	55.3%*	–	Manufacture and distribution of L-Lysine
Shang Cai Chia Tai Co., Ltd.^^^	RMB33,100,000	PRC/Mainland China	95.0%*####	–	Production and sale of animal feed and chickens
Shanxi Chia Tai Company Limited^^	US$11,673,200	PRC/Mainland China	60.0%*	–	Production and sale of animal feed and chickens
Shenyang Advance Feed Tech Co., Ltd.^	RMB6,700,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Shenyang Chia Tai Livestock Co., Ltd.^^^	US$5,600,000	PRC/Mainland China	100.0%*###	–	Production and sale of animal feed
Shenyang Chia Tai Poultry Co., Ltd^^	US$4,690,000	PRC/Mainland China	88.2%*	–	Production and sale of chickens
Shijiazhuang Chia Tai Company Limited^^^	RMB22,000,000	PRC/Mainland China	100.0%*#	–	Production and sale of animal feed
Shuangliu Chia Tai Co., Ltd.^^	US$4,000,000	PRC/Mainland China	70.0%*	–	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2008	Principal activities
Smart Gateway Limited	US$100	British Virgin Islands	100.0%*	–	Investment holding
Smart Universe Investments Limited	US$100	British Virgin Islands	100.0%*	–	Investment holding
Standard Union Ltd.	HK$1,000,000	Hong Kong	100.0%*	–	Investment holding
Tai Zhou Chia Tai Feed Co., Ltd.^^	US$2,101,051	PRC/Mainland China	76.0%*	–	Production and sale of animal feed
Tianjin Chia Tai Agro-Industrial Co., Ltd.^	RMB65,540,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed and chickens
Tianjin Chia Tai Feed Tech Company Limited^	US$23,812,500	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Urumqi Chia Tai Animal Husbandry Co., Ltd.^^^	RMB34,250,000	PRC/Mainland China	93.4%*#	–	Production and sale of animal feed and chickens
Wenjiang Chia Tai Livestock Co., Ltd.^^	RMB43,400,000	PRC/Mainland China	70.0%*	–	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	100.0%*	–	Property investment
World Home Limited	HK$10,000	Hong Kong	100.0%*	–	Property investment
Wuhan Chia Tai Co., Ltd.^^^	US$3,750,000	PRC/Mainland China	100.0%*#	–	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Wuhan Chia Tai Food Co., Ltd.^^	RMB93,000,000	PRC/Mainland China	90.0%*	–	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.^^	RMB10,000,000	PRC/Mainland China	80.8%*	–	Production and sale of seeds and medicine
Xiamen Chia Tai Agriculture Co., Ltd.^^	RMB30,400,000	PRC/Mainland China	60.0%*	–	Production and sale of animal feed and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.^^	RMB60,000,000	PRC/Mainland China	85.0%*	–	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.^	RMB59,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed and chickens
Xianghe Chia Tai Co., Ltd.^	US$9,800,000	PRC/Mainland China	100.0%	–	Production and sale of animal feed and poultry
Xiping Chia Tai Agriculture Development Co., Ltd.^	RMB10,000,000	PRC/Mainland China	100.0%*	–	Operation of swine farms
Xuzhou Chia Tai Feed Co., Ltd.^^	RMB16,000,000	PRC/Mainland China	65.0%*	–	Production and sale of animal feed
Yi Chang Chia Tai Co., Ltd.^	US$12,090,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed and operation of swine farms

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Yi Chang Chia Tai Animal Husbandry Co., Ltd.^	RMB11,000,000	PRC/Mainland China	100.0%*	–	Operation of swine farms
Yinchuan Chia Tai Co., Ltd.^^	RMB6,000,000	PRC/Mainland China	85.0%*	–	Production and sale of animal feed
Yongan Chia Tai Co., Ltd.^	RMB7,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.^	RMB40,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Zhumadian Chia Tai Company Limited^^	RMB28,060,000	PRC/Mainland China	61.0%*	–	Production and sale of animal feed

Notes:

* Held by subsidiaries

** Deferred share capital

The Group was only entitled to 85% of the subsidiary's earnings. The remaining 15% was attributable to a PRC entity.

The Group was only entitled to 87.15% of the subsidiary's earnings. The remaining 12.85% was attributable to a PRC entity.

The Group was only entitled to 87.5% of the subsidiary's earnings. The remaining 12.5% was attributable to a PRC entity.

The Group was only entitled to 95% of the subsidiary's earnings. The remaining 5% was attributable to a PRC entity.

^ Established as a limited company.

^^ Established as a contractual joint venture.

^^^ Established as a cooperative joint venture.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in Mainland China which operate in their respective places of incorporation/registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Jointly-Controlled Entities

Particulars of the principal jointly-controlled entities as at the balance sheet date are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Chong Qing Dezhong Machine Manufacture Co., Ltd.	RMB8,550,000	PRC/Mainland China	26.6%	26.6%	Production and sale of motorcycle and automotive carburetors
ECI Metro Investment Co., Ltd.	US$12,000,000	British Virgin Islands	50.0%	50.0%	Investment holding and trading of Caterpillar machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	US$225,000	PRC/Mainland China	50.0%	50.0%	Trading of Caterpillar products
Gansu ECI-Metro Engineering Machinery Service Co., Ltd	US$550,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-Controlled Entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Guizhou ECI-Metro Engineering Machinery Service Co., Ltd	US$320,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Luoyang Northern Ek Chor Motorcycle Company Limited	US$56,310,000	PRC/Mainland China	55.0%*	55.0%*	Production and sale of motorcycles and spare parts
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Sichuan ECI-Metro Engineering Machinery Service Co., Ltd.	US$650,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	US$2,025,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	RMB117,083,250	PRC/Mainland China	28.0%	28.0%	Production and sale of motorcycle and automotive carburetors

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-Controlled Entities (continued)

* Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly–controlled entities.

Particulars of the principal jointly-controlled, disposed of during the year, as at the dates of disposal are as at follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Beijing Chia Tai Feedmill Limited	US$5,000,000	PRC/Mainland China	33.2%	–	Production and sale of animal feed
Beijing Chia Tai Livestock Co. Limited	RMB50,000,000	PRC/Mainland China	33.2%	–	Production and sale of animal feed
Beijing Dafa Chia Tai Co., Ltd.	US$28,686,085	PRC/Mainland China	50.0%	–	Production and sale of animal feed, chickens and processed food
Beijing Poultry Breeding Company Limited	US$15,355,638	PRC/Mainland China	36.0%	–	Production and sale of chickens
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	US$16,600,000	PRC/Mainland China	50.0%	–	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	US$1,000,000	PRC/Mainland China	50.0%	–	Property investment
Chia Tai Tianjin Livestock Machinery Co., Ltd.	US$2	British Virgin Islands	50.0%	–	Investment holding
Han Dan Chia Tai Feed Co., Ltd.	RMB11,200,000	PRC/Mainland China	50.0%	–	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-Controlled Entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2008	Principal activities
Henan East Chia Tai Co., Ltd.	US$5,400,000	PRC/Mainland China	50.0%	–	Production and sale of animal feed and operation of swine farms
Huai Lai Xian Sunda Food Co., Ltd.	US$2,270,000	PRC/Mainland China	50.0%	–	Production and sale of animal feed, chickens and processed meat
Hunan Chia Tai Animal Husbandry Co., Ltd.	RMB20,000,000	PRC/Mainland China	50.0%	–	Operation of swine farms
Hunan Chia Tai Rice Industry Co., Ltd.	RMB10,000,000	PRC/Mainland China	40.0%	–	Production and sale of quality rice
Jilin Chia Tai Company Limited	RMB16,000,000	PRC/Mainland China	45.0%	–	Production and sale of animal feed and chickens
Jilin Chia Tai Enterprise Co., Ltd.	US$8,284,000	PRC/Mainland China	50.0%	–	Production and sale of animal feed
Kaifeng Chia Tai Company Limited	US$14,100,000	PRC/Mainland China	50.0%	–	Production and sale of animal feed, chickens and cereal and oil products
Tangshan Chia Tai Feedmill Co., Ltd.	RMB30,800,000	PRC/Mainland China	38.3%	–	Production and sale of animal feed
Tianjin Chia Tai Machinery Company Limited	US$4,737,602	PRC/Mainland China	50.0%	–	Production and sale of machinery
Yue Thai Industrial (Tianjin) Company Limited	HK$5,000,000	Hong Kong	50.0%	–	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Associates

Particulars of the principal associates, disposed of during the year, as at the dates of disposal are as at follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2007	2008	
Conti Chia Tai International Limited	HK$3,122,000	Hong Kong	50.0%	–	Production and sale of animal feed and premix and operation of chicken and swine farms
Lotus Distribution International Limited	US$50,000,000	British Virgin Islands	30.0%	–	Investment holding

II. INDEBTEDNESS

As at 30 November 2009 being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Circular, the New CPP Group had outstanding borrowings of approximately US$374,729,000 comprising:

(a) secured bank loans of approximately US$65,986,000; and

(b) unsecured bank loans of approximately US$308,743,000.

The New CPP Group's secured bank borrowings are secured by charges on certain pledged deposits; property, plant and equipment and land lease prepayments located in Mainland China.

As at 30 November 2009, the New CPP Group issued guarantees of approximately US$45,956,000 for banking facilities granted to related companies, of which the facilities were utilised to the extent of approximately US$45,522,000.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities and normal accounts payable and bills payables in the ordinary course of business, the New CPP Group did not have any outstanding mortgages, charges, debentures, loan capital and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptance of acceptance credits or any guarantees of other material contingent liabilities as at the close of business on 30 November 2009.

III. WORKING CAPITAL

The Directors are of the opinion that after taking into account the credit facilities and financial resources available to the New CPP Group, the New CPP Group has sufficient working capital for at least 12 months from the date of this circular.

The Directors are not aware of any matter or fact which will render the New CPP Group not having sufficient working capital for its requirement after the completion of the Acquisition Agreement.

The following is the text of a report on the Restructured CPI Group, prepared for the sole purpose of inclusion in this circular, received from the Company's independent reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong. Terms defined herein shall apply to this report only.



ERNST & YOUNG
安 永

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Tel: +852 2846 9888
Fax: +852 2868 4432
www.ey.com

安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓
電話: +852 2846 9888
傳真: +852 2868 4432

31 December 2009

The Board of Directors
C.P. Pokphand Co. Ltd.

Dear Sirs,

We set out below our report on the combined financial information of the feed operation (the "Combined Financial Information") of CP China Investment Limited ("CP China") and its subsidiaries (hereinafter collectively referred to as "CP China Group"), prepared on the basis as set out in note 2 of Section II, for inclusion in the circular of C.P. Pokphand Co. Ltd. (the "Company") dated 31 December 2009 (the "Circular") in connection with the proposed acquisition of the entire equity interest in CP China (the "Proposed Acquisition") by the Company pursuant to a sale and purchase agreement dated 11 December 2009 made between the Company and Orient Success International Limited (the "Sale and Purchase Agreement").

The Combined Financial Information comprises the combined statements of financial position of CP China Group as at 31 December 2006, 2007 and 2008 and 30 June 2009, and the combined statements of comprehensive income, the combined statements of changes in equity and the combined cash flow statements of CP China Group for each of the three years ended 31 December 2006, 2007 and 2008 and for the six months ended 30 June 2009 (the "Relevant Periods"), and comparative financial information of CP China Group for the six months ended 30 June 2008 (the "Comparative Financial Information") and a summary of significant accounting policies and other explanatory notes.

CP China, wholly owned indirectly by Charoen Pokphand Group Company Limited which is owned as to 51.31% by the controlling shareholders of the Company, was incorporated in the Cayman Islands with limited liability on 17 August 2001 and is engaged in investment holding. Pursuant to a group restructuring as detailed in note 1.1 of Section II, the restructured CP China Group will be principally engaged in the feed operation in the People's Republic of China ("PRC"). As at the date of this report, CP China had direct and indirect interests in the subsidiaries, jointly-controlled entities and associates set out in note 1.1 of Section II.

CP China's subsidiaries, jointly-controlled entities and associates established in the PRC have adopted 31 December as their financial year end date for statutory reporting and/or management reporting purposes, and their financial statements and/or management accounts have been prepared in accordance with accounting principles generally accepted in the PRC.

For the purpose of this report, the directors of CP China have prepared the combined financial information for each of the Relevant Periods and for the six months ended 30 June 2008 (the "Underlying Combined Financial Information"), in accordance with the accounting policies set out in note 2.5 of Section II which conform with IFRSs. The directors of CP China are responsible for the preparation and the true and fair presentation of the Underlying Combined Financial Information that has been prepared on a carve-out basis reflecting the combined results of the feed operation and the financial positions of CP China Group. Further details of the basis of presentation are included in note 2.1 of Section II.

The directors of the Company are responsible for the preparation and the true and fair presentation of the Combined Financial Information and the Comparative Financial Information and for the contents of the Circular in which this report is included. In preparing the Financial Information and the Comparative Financial Information, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable. It is our responsibility to form an independent opinion and a review conclusion, based on our audit and review, on the Combined Financial Information and Comparative Financial Information, respectively, and to report our opinion and review conclusion thereon to you.

PROCEDURES PERFORMED IN RESPECT OF THE COMBINED FINANCIAL INFORMATION

The Combined Financial Information has been prepared from the Underlying Combined Financial Information on the basis set out in note 2 of Section II. For the purpose of this report, we have undertaken an independent audit of the Combined Financial Information for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and have carried out such additional procedures as we considered necessary in accordance with Auditing Guideline No. 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA. No adjustments were considered necessary to adjust the Underlying Combined Financial Information.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Combined Financial Information. The procedures selected depend on the reporting accountants' judgement, including the assessment of the risks of material misstatement of the Combined Financial Information, whether due to fraud or error. In making those risk assessments, the reporting accountants consider internal control relevant to the entity's preparation and true and fair presentation of the Combined Financial Information in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors of CP China, as well as evaluating the overall presentation of the financial information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PROCEDURES PERFORMED IN RESPECT OF THE COMPARATIVE FINANCIAL INFORMATION

For the purpose of this report, we have performed a review of the Comparative Financial Information which includes the combined statement of comprehensive income and combined cash flow statement of CP China Group for the six months ended 30 June 2008, together with the notes thereto in accordance with HKSRE 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets and liabilities and transactions. It is substantially less in scope and provides a lower level of assurance than our audit and, accordingly, we do not express an audit opinion on the Comparative Financial Information.

OPINION IN RESPECT OF THE COMBINED FINANCIAL INFORMATION

In our opinion, for the purpose of this report and on the basis of presentation and preparation as set out in note 2 of Section II, the Combined Financial Information gives a true and fair view of the state of affairs of CP China Group and CP China as at 31 December 2006, 2007 and 2008 and 30 June 2009 and of the combined results and cash flows of CP China Group for each of the Relevant Periods.

REVIEW CONCLUSION IN RESPECT OF THE COMPARATIVE FINANCIAL INFORMATION

Based on our review, which does not constitute an audit, and for the purpose of this report and on the basis of presentation and preparation as set out in note 2 of Section II, nothing has come to our attention that causes us to believe that the Comparative Financial Information does not give a true and fair view of the combined results and cash flows of CP China Group for the six months ended 30 June 2008.

I. COMBINED FINANCIAL INFORMATION

Combined Statements of Comprehensive Income

	Notes	Year ended 31 December 2006 US$'000	Year ended 31 December 2007 US$'000	Year ended 31 December 2008 US$'000	Six months ended 30 June 2008 US$'000 (unaudited)	Six months ended 30 June 2009 US$'000
REVENUE	4	1,022,447	1,413,423	1,944,630	920,413	861,227
Cost of sales		(900,697)	(1,269,364)	(1,720,972)	(815,310)	(731,086)
Gross profit		121,750	144,059	223,658	105,103	130,141
Selling and distribution costs		(43,779)	(52,092)	(68,536)	(31,155)	(36,495)
General and administrative expenses		(61,201)	(73,427)	(102,185)	(47,860)	(58,121)
Other income	5	3,187	8,400	3,316	1,584	18,775
Other losses	6	–	–	(268)	(229)	(189)
Finance costs	7	(11,943)	(10,944)	(17,718)	(10,670)	(7,229)
Share of profits of:						
Jointly-controlled entities		629	208	2,921	1,442	473
Associates		1,737	3,397	5,443	2,535	1,142
PROFIT BEFORE TAX	8	10,380	19,601	46,631	20,750	48,497
Tax	12	(4,052)	(3,677)	(8,718)	(3,903)	(7,867)
PROFIT FOR THE YEAR/PERIOD		6,328	15,924	37,913	16,847	40,630
Other comprehensive income:						
Exchange differences on translation		7,470	4,596	11,502	12,605	(113)
Surplus on revaluation		532	600	–	–	–
Other comprehensive income for the period		8,002	5,196	11,502	12,605	(113)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR/PERIOD		14,330	21,120	49,415	29,452	40,517
Profit attributable to:						
Equity holders of CP China		5,320	14,940	33,028	15,941	36,963
Non-controlling interests		1,008	984	4,885	906	3,667
		6,328	15,924	37,913	16,847	40,630
Total comprehensive income attributable to:						
Equity holders of CP China		13,322	20,136	44,530	28,546	36,850
Non-controlling interests		1,008	984	4,885	906	3,667
		14,330	21,120	49,415	29,452	40,517

Combined Statements of Financial Position of CP China Group

		At 31 December			At 30 June
		2006	**2007**	**2008**	**2009**
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000*
NON-CURRENT ASSETS					
Property, plant and equipment	14	168,344	172,728	179,311	181,477
Investment properties	15	1,214	1,299	1,745	1,745
Land lease prepayments	16	17,502	15,745	16,030	15,742
Interests in jointly-controlled entities	17	8,210	7,088	1,111	1,729
Interests in associates	18	26,440	24,991	29,012	30,153
Available-for-sale investment	19	362	124	61	61
Due from related companies	20	269,014	308,274	443,341	422,208
Goodwill	21	2,596	2,596	2,596	2,596
Deferred tax assets	22	–	–	771	890
Total non-current assets		493,682	532,845	673,978	656,601
CURRENT ASSETS					
Inventories	23	108,016	161,514	119,267	173,106
Accounts receivable, other receivables and deposits	24	15,462	25,812	15,753	25,667
Bills receivable		46	1,332	1,571	2,956
Tax recoverable		15	314	249	90
Due from non-controlling shareholders	20	1,087	1,090	2,158	1,177
Pledged deposits	25	–	–	20,262	–
Cash and cash equivalents	25	44,911	58,367	55,219	91,273
Total current assets		169,537	248,429	214,479	294,269
CURRENT LIABILITIES					
Accounts payable, other payables and accrued expenses	26	104,460	161,744	103,838	148,747
Bills payable		6,410	18,814	26,410	17,295
Tax payable		1,857	2,096	2,972	4,305
Provision for staff bonuses and welfare benefits		6,708	7,434	7,259	6,731
Due to non-controlling shareholders	20	1,560	790	4,795	8,323
Interest-bearing bank borrowings	27	246,252	254,776	313,233	351,427
Total current liabilities		367,247	445,654	458,507	536,828

Combined Statements of Financial Position of CP China Group (continued)

		At 31 December			At 30 June
		2006	**2007**	**2008**	**2009**
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000*
NET CURRENT LIABILITIES		(197,710)	(197,225)	(244,028)	(242,559)
TOTAL ASSETS LESS CURRENT LIABILITIES		295,972	335,620	429,950	414,042
NON-CURRENT LIABILITIES					
Due to related companies	20	221,383	229,345	152,520	110,656
Interest-bearing bank borrowings	27	5,536	8,709	82,259	69,438
Total non-current liabilities		226,919	238,054	234,779	180,094
Net assets		69,053	97,566	195,171	233,948
EQUITY					
Equity attributable to equity holders of CP China					
Issued capital	29	29,750	29,750	79,228	105,716
Reserves	30	5,574	29,735	74,374	89,483
		35,324	59,485	153,602	195,199
Non-controlling interests		33,729	38,081	41,569	38,749
Total equity		69,053	97,566	195,171	233,948

Statements of Financial Position of CP China

		At 31 December			At 30 June
		2006	2007	2008	2009
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000*
NON-CURRENT ASSETS					
Investments in subsidiaries		–	–	98,000	111,000
Total non-current assets		–	–	98,000	111,000
CURRENT ASSETS					
Due from a subsidiary		–	–	19,295	17,895
Due from related companies	20	28,046	33,462	56,025	60,271
Total current assets		28,046	33,462	75,320	78,166
CURRENT LIABILITIES					
Accounts payable, other payables and accrued expenses		–	–	1,020	1,339
Interest-bearing bank borrowings	27	–	–	20,738	23,325
Total current liabilities		–	–	21,758	24,664
NET CURRENT ASSETS		28,046	33,462	53,562	53,502
TOTAL ASSETS LESS CURRENT LIABILITIES		28,046	33,462	151,562	164,502
NON-CURRENT LIABILITIES					
Interest-bearing bank borrowings	27	–	–	72,987	61,325
Total non-current liabilities		–	–	72,987	61,325
Net assets		28,046	33,462	78,575	103,177
EQUITY					
Issued capital	29	29,750	29,750	79,228	105,716
Retained profits/(accumulated losses)		(1,704)	3,712	(653)	(2,539)
Total equity		28,046	33,462	78,575	103,177

Combined Statements of Changes in Equity

	Attributable to equity holders of CP China									
	Share capital	Asset revaluation reserve	Capital reserve	Reserve fund	Expansion fund	Exchange equalisation reserve	Retained profits/ (accumulated losses)	Total	Non-controlling interests	Total equity
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 1 January 2006	29,750	-	4,673	15,138	8,231	1,810	(27,670)	31,932	38,123	70,055
Profit for the year	-	-	-	-	-	-	5,320	5,320	1,008	6,328
Exchange realignment	-	-	-	-	-	7,470	-	7,470	-	7,470
Surplus on revaluation *(note 14)*	-	532	-	-	-	-	-	532	-	532
Total comprehensive income for the year	-	532	-	-	-	7,470	5,320	13,322	1,008	14,330
Profit/(loss) from non-feed operation retained in the subsidiaries	-	-	-	-	-	-	(3,528)	(3,528)	50	(3,478)
Transfer from/(to) retained profits	-	-	-	(109)	(397)	-	506	-	-	-
Dividend paid to former shareholders	-	-	-	-	-	-	(6,402)	(6,402)	-	(6,402)
Dividend paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(5,452)	(5,452)
At 31 December 2006 and 1 January 2007	29,750	532*	4,673*	15,029*	7,834*	9,280*	(31,774)*	35,324	33,729	69,053
Profit for the year	-	-	-	-	-	-	14,940	14,940	984	15,924
Exchange realignment	-	-	-	-	-	4,596	-	4,596	-	4,596
Surplus on revaluation *(note 14)*	-	600	-	-	-	-	-	600	-	600
Total comprehensive income for the year	-	600	-	-	-	4,596	14,940	20,136	984	21,120
Profit from non-feed operation retained in the subsidiaries	-	-	-	-	-	-	20,942	20,942	3,365	24,307
Transfer from/(to) retained profits	-	-	-	1,679	572	-	(2,251)	-	-	-
Dividend paid to former shareholders	-	-	-	-	-	-	(16,917)	(16,917)	-	(16,917)
Dividend paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(3,445)	(3,445)
Increase in capital contributions by non-controlling shareholders	-	-	-	-	-	-	-	-	3,448	3,448
At 31 December 2007 and 1 January 2008	29,750	1,132*	4,673*	16,708*	8,406*	13,876*	(15,060)*	59,485	38,081	97,566
Profit for the year	-	-	-	-	-	-	33,028	33,028	4,885	37,913
Exchange realignment	-	-	-	-	-	11,502	-	11,502	-	11,502
Total comprehensive income for the year	-	-	-	-	-	11,502	33,028	44,530	4,885	49,415
Profit from non-feed operation retained in the subsidiaries	-	-	-	-	-	-	9,726	9,726	1,585	11,311
Transfer from/(to) retained profits	-	-	-	3,336	1,089	-	(4,425)	-	-	-
Dividend paid to former shareholders	-	-	-	-	-	-	(9,617)	(9,617)	-	(9,617)
Issue of shares *(note 29)*	49,478	-	-	-	-	-	-	49,478	-	49,478
Dividend paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(4,040)	(4,040)
Increase in capital contributions by non-controlling shareholders	-	-	-	-	-	-	-	-	1,058	1,058
At 31 December 2008 and 1 January 2009	79,228	1,132*	4,673*	20,044*	9,495*	25,378*	13,652*	153,602	41,569	195,171

Combined Statements of Changes in Equity (continued)

	Attributable to equity holders of CP China								Non-controlling interests	Total equity
	Share capital	Asset revaluation reserve	Capital reserve	Reserve fund	Expansion fund	Exchange equalisation reserve	Retained profits/ (accumulated losses)	Total		
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 31 December 2008 and 1 January 2009	79,228	1,132*	4,673*	20,044*	9,495*	25,378*	13,652*	153,602	41,569	195,171
Profit for the period	-	-	-	-	-	-	36,963	36,963	3,667	40,630
Exchange realignment	-	-	-	-	-	(113)	-	(113)	-	(113)
Total comprehensive income for the period	-	-	-	-	-	(113)	36,963	36,850	3,667	40,517
Loss from non-feed operation retained in the subsidiaries	-	-	-	-	-	-	(19,245)	(19,245)	(1,093)	(20,338)
Transfer from/(to) retained profits	-	-	-	2,381	580	-	(2,961)	-	-	-
Dividend paid to former shareholders	-	-	-	-	-	-	(2,496)	(2,496)	-	(2,496)
Issue of shares *(note 29)*	26,488	-	-	-	-	-	-	26,488	-	26,488
Dividend paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(5,394)	(5,394)
At 30 June 2009	105,716	1,132*	4,673*	22,425*	10,075*	25,265*	25,913*	195,199	38,749	233,948
At 1 January 2008	29,750	1,132	4,673	16,708	8,406	13,876	(15,060)	59,485	38,081	97,566
Profit for the period (unaudited)	-	-	-	-	-	-	15,941	15,941	906	16,847
Exchange realignment (unaudited)	-	-	-	-	-	12,605	-	12,605	-	12,605
Total comprehensive income for the period (unaudited)	-	-	-	-	-	12,605	15,941	28,546	906	29,452
Profit from non-feed operation retained in the subsidiaries (unaudited)	-	-	-	-	-	-	11,791	11,791	1,743	13,534
Transfer from/(to) retained profits (unaudited)	-	-	-	2,211	860	-	(3,071)	-	-	-
Dividend paid to former shareholders (unaudited)	-	-	-	-	-	-	(9,150)	(9,150)	-	(9,150)
Dividend paid to non-controlling shareholders (unaudited)	-	-	-	-	-	-	-	-	(3,850)	(3,850)
At 30 June 2008 (unaudited)	29,750	1,132	4,673	18,919	9,266	26,481	451	90,672	36,880	127,552

* These reserve accounts comprise the combined reserves of US$5,574,000, US$29,735,000, US$74,374,000 and US$89,483,000 in the combined statements of financial position as at 31 December 2006, 2007, 2008 and 30 June 2009, respectively.

Combined Cash Flow Statements

	Notes	Year ended 31 December			Six months ended 30 June	
		2006	2007	2008	2008	2009
		US$'000	US$'000	US$'000	US$'000 (unaudited)	US$'000
CASH FLOWS FROM OPERATING ACTIVITIES						
Profit before tax		10,380	19,601	46,631	20,750	48,497
Adjustments for:						
Interest income	5	(2,170)	(2,049)	(2,410)	(1,146)	(3,172)
Finance costs	7	11,943	10,944	17,718	10,670	7,229
Change in fair value of investment properties	8	(132)	–	–	–	–
Depreciation of items of property, plant and equipment	8	19,901	18,111	19,451	10,410	9,235
Amortisation of land lease prepayments	8	589	565	592	199	222
Loss/(gain) on disposal of items of property, plant and equipment	8	(357)	(195)	268	229	189
Loss on disposal of items of land lease prepayments	8	134	–	–	–	–
Write-down/(write-back) of inventories to net realisable value	8	187	(124)	63	72	–
Impairment/(write-back of impairment) of accounts receivable	8	(159)	558	(857)	(728)	9
Share of profits and losses of jointly-controlled entities		(629)	(208)	(2,921)	(1,442)	(473)
Share of profits and losses of associates		(1,737)	(3,397)	(5,443)	(2,535)	(1,142)
		37,950	43,806	73,092	36,479	60,594
Decrease/(increase) in amounts due from related companies		(82,679)	(35,235)	(134,958)	11,745	(608)
Decrease/(increase) in inventories		(16,473)	(53,374)	42,184	(57,422)	(53,839)
Decrease/(increase) in accounts receivable, other receivables and deposits		3,638	(10,908)	10,916	(26,441)	(9,923)
Decrease/(increase) in bills receivable		129	(1,286)	(239)	(216)	(1,385)
Decrease/(increase) in amounts due from non-controlling shareholders		(1,087)	(3)	(1,068)	468	981
Increase/(decrease) in accounts payable, other payables and accrued expenses		29,245	57,284	(57,906)	31,774	44,909
Increase/(decrease) in bills payable		(260)	12,404	7,596	(5,368)	(9,115)
Increase/(decrease) in provision for staff bonuses and welfare benefits		599	726	(175)	(496)	(528)
Increase/(decrease) in amounts due to related companies		1,374	7,962	(76,825)	4,390	(41,864)
Increase/(decrease) in amounts due to non-controlling shareholders		578	(770)	4,005	6,537	3,528
Cash generated from/(used in) operations		(26,986)	20,606	(133,378)	1,450	(7,250)
Interest paid		(11,943)	(10,944)	(17,718)	(10,670)	(7,229)
Tax paid		(3,306)	(3,737)	(8,548)	(2,987)	(6,494)
Net cash inflow/(outflow) from operating activities		(42,235)	5,925	(159,644)	(12,207)	(20,973)

Combined Cash Flow Statements (continued)

	Notes	Year ended 31 December 2006 US$'000	2007 US$'000	2008 US$'000	Six months ended 30 June 2008 US$'000 (unaudited)	2009 US$'000
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchases of items of property, plant and equipment	14	(23,798)	(19,194)	(22,553)	(9,099)	(11,746)
Proceeds from disposal of items of property, plant and equipment		5,155	9,560	5,198	3	156
Addition to land lease prepayments	16	(1,653)	(917)	(102)	(102)	–
Proceeds from disposal of items of land lease prepayments		–	3,335	108	108	66
Decrease/(increase) in interests in jointly-controlled entities		1,641	1,330	8,898	1,143	(145)
Decrease/(increase) in interests in associates		1,405	4,846	1,422	2,872	1
Proceeds from disposal of available-for-sale investments		84	238	63	62	–
Interest received		2,170	2,049	2,410	1,146	3,172
Decrease/(increase) in pledged time deposits		–	–	(20,262)	–	20,262
Net cash inflow/(outflow) from investing activities		(14,996)	1,247	(24,818)	(3,867)	11,766
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from issue of shares	29	–	–	49,478	–	26,488
New bank borrowings		283,974	231,278	476,064	190,808	217,557
Repayment of bank borrowings		(226,925)	(219,581)	(344,057)	(161,069)	(192,184)
Increase/(decrease) in non-controlling interests		(5,402)	3,368	(1,397)	(2,107)	(6,487)
Net cash inflow from financing activities		51,647	15,065	180,088	27,632	45,374
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(5,584)	22,237	(4,374)	11,558	36,167
Effect of exchange rate changes, net		713	(8,781)	1,226	1,182	(113)
Cash and cash equivalents at beginning of year/period		49,782	44,911	58,367	58,367	55,219
CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD		44,911	58,367	55,219	71,107	91,273
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS						
Cash at bank balances	25	43,513	56,402	45,756	39,928	79,571
Non-pledged time deposits with original maturity of less than three months when acquired	25	1,398	1,965	9,463	31,179	11,702
Cash and cash equivalents		44,911	58,367	55,219	71,107	91,273

II. NOTES TO THE COMBINED FINANCIAL INFORMATION

1.1 CORPORATE INFORMATION AND RESTRUCTURING

CP China (formerly Exceltech Limited) was incorporated in the Cayman Islands with limited liability on 17 August 2001 and is engaged in investment holding. The registered office of CP China is located at Ugland House, P. O. Box 309, George Town, Grand Cayman, Cayman Islands.

As at the date of this report, in the opinion of the directors of CP China, the immediate and ultimate holding companies of CP China are Orient Success International Limited and Charoen Pokphand Group Company Limited, companies incorporated in the British Virgin Islands and Thailand, respectively.

On 22 August 2008, CP China acquired from the Company the entire issued share capital of or equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CTA"), Chia Tai (China) Investment Co. Ltd. ("CTI"), Wide Master Investment Limited and C. T. Progressive (Investment) Ltd.

During July 2009 to September 2009, as part of CP China Group restructuring, CP China's wholly owned subsidiary, CTI, entered into contracts with CTA to acquire the following companies, all of which are principally engaged in feed operation:

Name of company	Percentage of equity interest acquired
Beijing Chia Tai Feedmill Limited	50%
Ganzhou Chia Tai Industrial Co., Ltd.	80%
HanDan Chia Tai Feed Co., Ltd.	50%
Henan East Chia Tai Co., Ltd.	50%
Jilin Chia Tai Enterprise Co., Ltd.	50%
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	60%
Nantong Chia Tai Feed Co., Ltd.	60%
Nanyang Chia Tai Co., Ltd.	100%
Shanxi Chia Tai Company Limited	60%
Shenyang Chia Tai Livestock Co., Ltd.	100%
Shijiazhuang Chia Tai Company Limited	100%
Tianjin Chia Tai Agro-Industrial Co., Ltd.	100%
Xuzhou Chia Tai Feed Co., Ltd.	65%

On 21 December 2009, CP China, through its wholly-owned subsidiary Charoen Pokphand (China) Investment Limited, a company incorporated in the British Virgin Islands, acquired from CTA a 50% equity interest in Conti-Chia Tai International Limited, a company engaged in feed operation in the PRC.

As the above newly acquired companies and CP China are all under common control by Charoen Pokphand Group Company Limited throughout the Relevant Periods, accordingly, the Combined Financial Information and the Comparative Combined Financial Information have been prepared under the merger basis of accounting.

On 14 October 2009, 28 October 2009 and 4 November 2009, CP China disposed of the entire issued share capital of or equity interest in C. T. Progressive (Investment) Ltd, Wide Master Investment Limited and CTA, respectively.

Also during August 2009 to December 2009 (prior to the date of this report) and as part of CP China Group restructuring, CP China, CTI and its subsidiaries entered into contracts to dispose the following companies, all of which are principally engaged in non-feed operation in the PRC, to CTA and its subsidiaries and Wide Master Investment Limited:

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Name of Company	Percentage of equity interest disposed
Anhui C.P. Livestock Co., Ltd.	100%
Beijing C.P. Livestock Technology Co., Ltd.	100%
Chia Tai Bowei Food & Beverage Management (Beijing) Co., Ltd.	100%
Chia Tai Food and Beverage (Beijing) Co., Ltd.	100%
C.P. Aquaculture (Yangjiang) Co., Ltd.	100%
Hebei C.P. Livestock Co., Ltd.	100%
Henan C.P. Livestock Co., Ltd.	100%
Heng Shui Chia Tai Co., Ltd.	100%
Hunan Chia Tai Animal Husbandry Co., Ltd.	100%
Hunan C.P. Livestock Co., Ltd.	100%
Jiangsu Chia Tai Nongken Swine Business Co., Ltd.	60%
Jiangxi C.P. Livestock Co., Ltd.	100%
Jilin C.P. Livestock Co., Ltd.	100%
Liaoning C.P. Livestock Co., Ltd.	100%
Nantong Chia Tai Livestock & Poultry Co., Ltd.	60%
Qinhuangdao Chia Tai Co., Ltd.	77%
Qinghuangdao CP Swine Business Co., Ltd.	100%
Shandong C.P. Livestock Co., Ltd.	100%
Si Chuan Chia Tai Food Co., Ltd.	100%
Wenjiang Chia Tai Livestock Co., Ltd.	70%
Xianghe Chia Tai Co., Ltd.	10%
Xi Ping Chia Tai Agriculture Development Co., Ltd.	70%
Yi Chang Chia Tai Animal Husbandry Co. Ltd.	52%

As the above disposed subsidiaries are principally engaged in non-feed operation in the PRC, which is outside the scope of the Proposed Acquisition by the Company, they are not included in the Combined Financial Information and the Comparative Financial Information.

The list of principal subsidiaries, jointly-controlled entities and associate directly and indirectly held by CP China as at the date of this report is set out below:

Subsidiaries:

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Changsha Chia Tai Co., Ltd. (1)	RMB134,000,000	PRC/Mainland China 3 November 1995	100%*	Production and sale of animal feed
Charoen Pokphand (China) Investment Limited (2)	US$50,000	British Virgin Islands 18 November 2009	100%	Investment holding
Chengdu Chia Tai Company Limited (3)	US$6,300,000	PRC/Mainland China 7 May 1985	70%*	Production and sale of animal feed and chickens
Chia Tai (China) Investment Co., Ltd. (4)	US$196,695,333	PRC/Mainland China 12 March 1996	100%	Investment holding and trading

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Chia Tai Yongji Enterprise Co., Ltd. (5)	US$7,062,018	PRC/Mainland China 18 December 1995	100%*	Production and sale of animal feed
Chia Tai Yueyang Company Limited (6)	US$9,550,000	PRC/Mainland China 2 December 1986	100%*#	Production and sale of animal feed and chickens
Chongqing Chia Tai Company Limited (7)	US$5,920,000	PRC/Mainland China 27 August 1991	60%*	Production and sale of animal feed and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd. (8)	US$4,520,000	PRC/Mainland China 27 June 1995	70%*	Production and sale of animal feed
Chu Zhou Chia Tai Co., Ltd. (9)	US$5,398,500	PRC/Mainland China 15 August 1995	100%*	Production and sale of animal feed
Fuzhou Da Fu Company Limited (10)	US$9,139,297	PRC/Mainland China 8 November 1988	100%*	Production and sale of animal feed and chickens
Ganzhou Chia Tai Industrial Co., Ltd. (11)	RMB18,000,000	PRC/Mainland China 17 February 1996	80%*	Production and sale of animal feed
Guang An Chia Tai Co., Ltd. (12)	RMB24,500,000	PRC/Mainland China 6 March 1997	60%*	Production and sale of animal feed and chickens
Guanghan Chia Tai Feed Tech Co., Ltd. (13)	US$818,250.95	PRC/Mainland China 22 July 1994	91%*	Production and sale of animal feed
Guilin Chia Tai Co., Ltd. (14)	US$3,720,000	PRC/Mainland China 5 December 1995	85%*	Production and sale of animal feed
Guiyang Chia Tai Co., Ltd. (15)	RMB10,000,000	PRC/Mainland China 17 July 2006	100%*	Dormant
Hangzhou Advance Feed Tech Co., Ltd. (16)	RMB6,700,000	PRC/Mainland China 9 January 2001	100%*	Production and sale of animal feed

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Huai Hua Chia Tai Co., Ltd. (17)	US$3,900,000	PRC/Mainland China 28 October 1992	100%*#	Production and sale of animal feed
Huludao Chia Tai Husbandry Co., Ltd. (18)	RMB28,100,000	PRC/Mainland China 27 December 1993	100%*	Production and sale of animal feed
Inner Mongolia Chia Tai Co., Ltd. (19)	US$4,332,200	PRC/Mainland China 29 April 1994	93.9%*#	Production and sale of animal feed
Jiang Jin Chia Tai Co., Ltd. (20)	RMB7,000,000	PRC/Mainland China 11 November 1997	60%*	Production and sale of animal feed
Jiangsu Huai Yin Chia Tai Co., Ltd. (21)	US$3,621,000	PRC/Mainland China 13 August 1997	88%*	Production and sale of animal feed
Jinan Chia Tai Company Limited (22)	US$1,718,000	PRC/Mainland China 1 December 1992	65%*	Production and sale of animal feed
Jiu Jiang Chia Tai Feedstuff Co., Ltd. (23)	RMB34,000,000	PRC/Mainland China 15 August 1992	60%*	Production and sale of animal feed
Kunming Chia Tai Company Limited (24)	US$6,405,300	PRC/Mainland China 2 October 1991	92.4%*#	Production and sale of animal feed and chickens
Lanzhou Chia Tai Company Limited (25)	US$5,604,000	PRC/Mainland China 16 July 1991	100%*#	Production and sale of animal feed and chickens
Liuzhou Advance Feed Tech Co., Ltd. (26)	RMB6,700,000	PRC/Mainland China 28 December 2000	100%*	Production and sale of animal feed
Mianyang Chia Tai Co., Ltd. (27)	US$4,000,000	PRC/Mainland China 18 August 1995	80%*	Production and sale of animal feed
Nanchang Chia Tai Livestock Co., Ltd. (28)	RMB32,550,000	PRC/Mainland China 26 June 1992	100%*#	Production and sale of animal feed and chickens

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Nanning Chia Tai Animal Husbandry Company Limited [(29)]	US$6,774,500	PRC/Mainland China 2 May 1991	91.6%*#	Production and sale of animal feed and chickens
Nantong Chia Tai Co., Ltd. [(30)]	US$16,050,000	PRC/Mainland China 16 April 1990	60%*	Production and sale of animal feed and chickens
Nantong Chia Tai Feed Co., Ltd. [(31)]	RMB60,000,000	PRC/Mainland China 28 July 1997	60%*	Production and sale of animal feed
Nantong Chia Tai Technology Feed Co., Ltd. [(32)]	RMB3,000,000	PRC/Mainland China 10 April 2000	60%*	Production and sale of animal feed
Nanyang Chia Tai Co., Ltd. [(33)]	RMB20,000,000	PRC/Mainland China 18 June 1996	100%*#	Production and sale of animal feed
Nei Jiang Chia Tai Co., Ltd. [(34)]	US$3,900,000	PRC/Mainland China 6 August 1992	70%*	Production and sale of animal feed
Ningbo Chia Tai Agriculture Company Limited [(35)]	US$7,415,300	PRC/Mainland China 4 May 1991	70%*	Production and sale of animal feed and chickens
Pingdingshan Chia Tai Co., Ltd. [(36)]	US$2,761,321	PRC/Mainland China 23 November 1994	70%*	Production and sale of animal feed
Qingdao Chia Tai Agricultural Development Co., Ltd. [(37)]	US$5,630,000	PRC/Mainland China 2 September 2004	100%*	Production and sale of animal feed
Shaanxi Chia Tai Co., Ltd. [(38)]	US$6,729,100	PRC/Mainland China 7 May 1993	96%*##	Production and sale of animal feed and chickens
Shanxi Chia Tai Company Limited [(39)]	US$11,673,000	PRC/Mainland China 9 October 1992	59.9%*	Production and sale of animal feed and chickens
Shenyang Advance Feed Tech Co., Ltd. [(40)]	RMB6,700,000	PRC/Mainland China 12 September 2001	100%*	Production and sale of animal feed

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Shenyang Chia Tai Livestock Co., Ltd. (41)	US$5,600,000	PRC/Mainland China 30 April 1992	100%*###	Production and sale of animal feed
Shijiazhuang Chia Tai Company Limited (42)	RMB22,000,000	PRC/Mainland China 2 December 1993	100%*#	Production and sale of animal feed
Shuangliu Chia Tai Co., Ltd. (43)	US$4,000,000	PRC/Mainland China 8 November 1994	70%*	Production and sale of animal feed and chickens
Tai Zhou Chia Tai Feed Co., Ltd. (44)	US$2,101,051	PRC/Mainland China 6 February 1996	76%*	Production and sale of animal feed
Tianjin Chia Tai Agro-Industrial Co., Ltd. (45)	RMB65,540,000	PRC/Mainland China 15 May 1995	100%*	Production and sale of animal feed and chickens
Tianjin Chia Tai Feed Tech Company Limited (46)	US$23,812,500	PRC/Mainland China 21 February 1992	100%*	Production and sale of animal feed
Urumqi Chia Tai Animal Husbandry Co. Ltd. (47)	RMB34,250,000	PRC/Mainland China 10 July 1992	93.4%*#	Production and sale of animal feed and chickens
Wuhan Chia Tai Co., Ltd. (48)	US$3,750,000	PRC/Mainland China 28 January 1993	100%*#	Production and sale of animal feed
Xiamen Chia Tai Agriculture Co., Ltd. (49)	RMB30,400,000	PRC/Mainland China 18 November 1989	60%*	Production and sale of animal feed and chickens
Xiang Fan Chia Tai Co., Ltd. (50)	RMB59,000,000	PRC/Mainland China 27 April 1995	100%*	Production and sale of animal feed and chickens
Xuzhou Chia Tai Feed Co., Ltd. (51)	RMB16,000,000	PRC/Mainland China 18 September 1993	65%*	Production and sale of animal feed

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Yi Chang Chia Tai Co., Ltd. (52)	US$18,090,000	PRC/Mainland China 14 December 1992	100%*	Production and sale of animal feed and operation of swine farms
Yinchuan Chia Tai Co., Ltd. (53)	RMB6,000,000	PRC/Mainland China 5 March 1998	85%*	Production and sale of animal feed
Yongan Chia Tai Co., Ltd. (54)	RMB7,000,000	PRC/Mainland China 26 November 1997	100%*	Production and sale of animal feed
Zhumadian Chia Tai Company Limited (55)	RMB28,060,000	PRC/Mainland China 23 November 1991	61%*	Production and sale of animal feed

Notes:

* Held by subsidiaries.

The Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.

The Group is only entitled to 87.15% of the subsidiary's earnings. The remaining 12.85% is attributable to a PRC entity.

The Group is only entitled to 87.5% of the subsidiary's earnings. The remaining 12.5% is attributable to a PRC entity.

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in Mainland China which operate in their respective places of incorporation/registration.

(1) The statutory accounts of this company for the year ended 31 December 2006 was audited by湖南恒信會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2007 was audited by湖南博盛會計師事務所有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by湖南湘軍會計師事務所有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(2) No audited financial statements have been prepared for this company since the date of incorporation on 18 November 2009.

(3) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by四川天勤會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

(4) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by北京高商萬達會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(5) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by吉林華泰會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(6) The statutory accounts of this company for the year ended 31 December 2006 was audited by湖南中智誠聯合會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2007 was audited by長沙中仁會計師事務所有限責任公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by湖南湘軍會計師事務所有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(7) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by北京中瑞誠聯合會計師事務所重慶分所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(8) The statutory accounts of this company for the years ended 31 December 2006 and 2007 were audited by 重慶渝咨會計師事務所有限責任公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by重慶天華會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(9) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by滁州恆立信會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(10) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by福建弘華有限責任會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(11) The statutory accounts of this company for the years ended 31 December 2006 and 2007 were audited by贛州中昊會計師事務所有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by贛州中浩會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(12) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by四川恆通會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(13) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by四川蜀源會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(14) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by廣西方中會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

(15) The statutory accounts of this company for the year ended 31 December 2006 was not audited. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by 北京中瑞誠聯合會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(16) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by杭州永信會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(17) The statutory accounts of this company for the year ended 31 December 2006 was audited by湖南世紀龍會計師事務所有限責任公司, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by湖南泰信會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(18) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by遼寧中智會計師事務所有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(19) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by內蒙古明東會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(20) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by北京中瑞誠聯合會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(21) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by淮安新元會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(22) The statutory accounts of this company for the years ended 31 December 2006 and 2007 were audited by大信會計師事務有限公司山東分所, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by山東天元同泰會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(23) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by九江潯誠會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(24) The statutory accounts of this company for the year ended 31 December 2006 was audited by雲南天贏會計師事務所有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2007 was audited by昆明亞太會計師事務所有限責任公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by昆明安泰會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

1.1 **CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)**

Subsidiaries: (continued)

(25) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by甘肅天行健會計師事務有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(26) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by廣西中陽會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(27) The statutory accounts of this company for the year ended 31 December 2006 was audited by四川同人會計師事務所有限責任公司, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by四川天勤會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(28) The statutory accounts of this company for the year ended 31 December 2006 was audited by中磊會計師事務所有限責任公司, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by江西鑫源會計師事務所有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(29) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by廣西東方廣信會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(30) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by南通萬隆會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(31) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by南通萬隆會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(32) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by如東新瑞會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(33) The statutory accounts of this company for the years ended 31 December 2006 and 2007 were audited by南陽方圓有限責任會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by南陽市正方有限責任會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(34) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by四川天勤會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

(35) The statutory accounts of this company for the year ended 31 December 2006 was audited by浙江永德會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by浙江德威會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(36) The statutory accounts of this company for the years ended 31 December 2006 and 2007 were audited by河南金諾會計師事務所有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by平頂山金朋會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(37) The statutory accounts of this company for the years ended 31 December 2006 and 2007 were audited by青島振青會計師事務所有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by青島中惠會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(38) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by中天銀會計師事務所陝西分所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(39) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by山西信彤會計師事務所(有限公司), certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(40) The statutory accounts of this company for the year ended 31 December 2006 was audited by遼寧慧金會計師事務所有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by遼寧光明會計師事務所有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(41) The statutory accounts of this company for the year ended 31 December 2006 was audited by沈陽新鑫會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by遼寧銀劍會計師事務所有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(42) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by中喜會計師事務所有限責任公司石家莊分所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(43) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by四川天勤會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(44) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by泰州興瑞會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

(45) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by天津津評協通會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(46) The statutory accounts of this company for the year ended 31 December 2006 was audited by天津誠泰有限責任會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2007 was audited by天津廣信有限責任會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the year ended 31 December 2008 was audited by北京高商萬達會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(47) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by新疆瑞新有限責任會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(48) The statutory accounts of this company for the year ended 31 December 2006 was audited by湖北陽光會計師事務有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by武漢正浩會計師事務有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(49) The statutory accounts of this company for the year ended 31 December 2006 was audited by廈門天健華天有限責任會計師事務所, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by廈門市中威聯合會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(50) The statutory accounts of this company for the year ended 31 December 2006 was audited by襄樊正中會計師事務有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by襄樊遠達會計師事務有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(51) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by徐州博遠會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(52) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by北京亞洲會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(53) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by北京五聯方圓會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(54) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by福建弘華有限責任會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Subsidiaries: (continued)

(55) The statutory accounts of this company for the year ended 31 December 2006 was audited by駐馬店市正泰會計師事務所有限公司, certified public accountants registered in the PRC. The statutory accounts of this company for the years ended 31 December 2007 and 2008 were audited by北京亞洲會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

Jointly-controlled entities:

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Beijing Chia Tai Feedmill Limited [1]	US$5,000,000	PRC/Mainland China 10 December 1984	50.0%	Production and sale of animal feed
Han Dan Chia Tai Feed Co., Ltd. [2]	RMB11,200,000	PRC/Mainland China 22 July 1994	50.0%	Production and sale of animal feed
Henan East Chia Tai Co., Ltd. [3]	US$5,400,000	PRC/Mainland China 29 December 1993	50.0%	Production and sale of animal feed and operation of swine farms
Jilin Chia Tai Enterprise Co., Ltd. [4]	US$8,284,000	PRC/Mainland China 3 August 1995	50.0%	Production and sale of animal feed

Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activities of these joint venture companies, the Group's interests therein are classified as interests in jointly-controlled entities.

(1) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by中勤萬信會計師事務所, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(2) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by河北盛華會計師事務所有限責任公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(3) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by洛陽明鑒會計師事務所有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

(4) The statutory accounts of this company for the years ended 31 December 2006, 2007 and 2008 were audited by吉林良信會計師事務有限公司, certified public accountants registered in the PRC. The management accounts of this company for the six-month periods ended 30 June 2008 and 2009 have not been audited.

1.1 CORPORATE INFORMATION AND RESTRUCTURING (CONTINUED)

Associates:

Name of company	Nominal value of issued/ paid-up registered share capital	Place and date of incorporation/ registration and operations	Percentage of equity interest held	Principal activities
Conti Chia Tai International Limited	HK$3,122,000	Hong Kong 29 May 1981	50.0%	Production and sale of animal feed through subsidiaries

2.1 BASIS OF PRESENTATION

The Combined Financial Information and Comparative Financial Information comprise the financial information of CP China Group. As the non-feed operation of CP China Group is outside the scope of the Proposed Acquisition by the Company, for the purpose of this report, the Combined Financial Information and Comparative Financial Information have been prepared on a carve-out basis reflecting the combined results of operations and financial position of the feed operation only of CP China Group.

Before the CP China Group restructuring, CP China Group is principally engaged in the feed and non-feed operations in the PRC during the Relevant Periods, and as part of CP China Group restructuring, agreements have been entered into between CP China Group and subsidiaries of Orient Success International Limited to transfer the non-feed operation of CP China Group to companies directly or indirectly owned by Orient Success International Limited. The directors of the Company are of the view that the inclusion of the non-feed operation in the combined financial information of CP China Group will not provide meaningful financial information to the shareholders of the Company, and therefore the carve-out approach has been adopted in order to present to the shareholders of the Company the combined financial information of the feed operation only of CP China Group, which is the business operation that the Company is acquiring. In determining the appropriateness of using the carve-out approach for presenting the combined financial information, the directors of the Company have made reference to UK SIR 2000 "Investment Reporting Standards applicable to public reporting engagements on historical financial information" and consider that such approach is appropriate on the basis that (i) CP China Group keeps separate accounting records for its feed and non-feed operations, (ii) these two operations are separately run by different management teams and (iii) the directors of CP China Group assess the performance and resources allocation based on the separate management accounts of the feed and non-feed operations.

2.2 BASIS OF PREPARATION

The Combined Financial Information and the Comparative Financial Information have been prepared under the historical cost convention, except for investment properties, office premises in Mainland China and available-for-sale investments, which have been measured at fair value as further explained below. The Combined Financial Information and the Comparative Financial Information are presented in United States dollars ("US$").

The directors of the Company believe that (i) all historical revenues and costs of operations relating to the feed operation have been reflected in the Combined Financial Information and Comparative Financial Information, and (ii) income and expense that were related to the non-feed operation are excluded from the Combined Financial Information and Comparative Financial Information.

2.3 BASIS OF COMBINATION

The Combined Financial Information and Comparative Financial Information incorporate the Underlying Combined Financial Information of CP China Group. As explained in note 1.1 of Section II, the acquisition of subsidiaries under common control has been accounted for using the merger method of accounting. The purchase method of accounting is used to account for the acquisitions of subsidiaries not under common control.

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The net assets of the combining entities or businesses are combined using the existing book values from the controlling party's perspective. No amount is recognised in respect of goodwill or excess of acquirers' interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest. The combined statements of comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The purchase method of accounting involves allocating the cost of the business combinations to the fair values of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of acquisition is measured at the aggregate fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Under the purchase method of accounting, the results of subsidiaries are combined from the date of acquisition, being the date on which the Group obtains control, and continue to be combined until the date such control ceases.

All income, expenses and unrealised gains and losses resulting from intercompany transactions and intercompany balances within CP China Group are eliminated on combination in full.

Non-controlling interests represent the interests of outside shareholders not held by the Group in the results and net assets of CP China's subsidiaries.

When CP China Group acquires or disposes of non-controlling interests of its subsidiaries, the difference between the amounts of consideration and carrying values of non-controlling interests are recognised as a reserve movement.

2.4 NET CURRENT LIABILITIES

As at 31 December 2006, 2007, 2008 and as at 30 June 2009, the current liabilities of CP China Group exceeded its current assets by approximately US$198 million, US$197 million, US$244 million and US$243 million. CP China Group finances its operations by obtaining credit terms from suppliers and interest-bearing bank borrowings.

As at 30 June 2009, CP China Group has amounts due from related companies of approximately US$422 million, which is to be settled within three years from the date of completion of the Sales and Purchase Agreement. However, CP China and/or the Company may at any time and from time to time require Orient Success International Limited and/or the above related companies to early repay the outstanding amount or any part thereof to fund the working capital of CP China Group, if so required.

The directors of the Company are of the opinion that, taken into account the presently available banking facilities of the Company and its subsidiaries of approximately US$12 million, the continual renewal of bank borrowings upon maturity and internal financial resources, CP China Group has sufficient working capital for its present requirements. Hence, the Combined Financial Information has been prepared on a going concern basis.

2.5 PRINCIPAL ACCOUNTING POLICIES

The Combined Financial Information and the Comparative Financial Information have been prepared in accordance with the accounting policies below which conform with IFRSs.

CP China Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in the Combined Financial Information and the Comparative Financial Information:

IFRS 1 (Revised)	*First-time Adoption of IFRSs*[1]
IFRS 2 Amendment	*Share-based Payment*[3]
IFRS 3 (Revised)	*Business Combinations*[1]
IFRS 9	*Financial Instruments – Classification and Measurement*[4]
IAS 24 (Revised)	*Related Party Disclosures – revised definition of related parties*[5]
IAS 27 (Revised)	*Consolidated and Separate Financial Statements*[1]
IAS 39 Amendment	Amendment to IAS 39 *Financial Instruments: Recognition and Measurement – Eligible Hedged Items*[1]
IFRIC-Int 14 Amendment	*Prepayment of a Minimum Funding Requirement*[5]
IFRIC-Int 17	*Distributions of Non-cash Assets to Owners*[1]
IFRIC-Int 18	*Transfers of Assets from Customers*[2]
IFRIC-Int 19	*Extinguishing Financial Liabilities with Equity Instruments*[6]

Apart from the above, the IASB has also issued *Improvements to IFRSs* in May 2009 which sets out amendments to a number of IFRSs primarily with a view to removing inconsistencies and clarifying wording. Improvements to IFRSs issued in May 2009 contains amendments to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, Appendix to IAS 18, IAS 36, IAS 38, IAS 39, IFRIC-Int 9 and IFRIC-Int 16. Except for the amendments to IFRS 2, IAS 38, IFRIC-Int 9 and IFRIC-Int 16 which are effective for annual periods beginning on or after 1 July 2009 and no transitional provisions for amendment to Appendix to IAS 18 has been specified, other amendments are effective for annual period beginning on or after 1 January 2010 although there are separate transitional provisions for each standard.

[1] Effective for annual periods beginning on or after 1 July 2009
[2] Effective for transfers of assets from customers received on or after 1 July 2009
[3] Effective for annual periods beginning on or after 1 January 2010
[4] Effective for annual periods beginning on or after 1 January 2013
[5] Effective for annual periods beginning on or after 1 January 2011
[6] Effective for annual periods beginning on or after 1 July 2010

The management of the business is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, it has concluded the adoption of the new and revised IFRSs are unlikely to have a significant impact on the results of operations and financial position of the business.

Subsidiaries

A subsidiary is an entity whose financial and operating policies CP China controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in CP China's statements of comprehensive income to the extent of dividends received and receivable. CP China's interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby CP China Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which CP China Group and the other parties have an interest.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Joint ventures (continued)

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if CP China has unilateral control, directly or indirectly, over the joint venture; controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which CP China has a contractual right to exercise a dominant influence with respect to the joint venture's financial and operating policies if CP China;

(b) a jointly-controlled entity, if CP China does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if CP China does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if CP China holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

CP China Group's interests in jointly-controlled entities are stated in the combined statement of financial position at CP China's share of net assets under the equity method of accounting, less any impairment losses. CP China Group's share of the post-acquisition results and reserves of the jointly-controlled entities is included in the combined statements of comprehensive income and combined reserves, respectively. Unrealised gains and losses resulting from transactions between CP China and its jointly-controlled entities are eliminated to the extent of CP China's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which CP China Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

CP China Group's interests in associates are stated in the combined statement of financial position at CP China Group's share of net assets under the equity method of accounting, less any impairment losses. CP China Group's share of the post-acquisition results and reserves of associates is included in the combined statement of comprehensive income and combined reserves, respectively. Unrealised gains and losses resulting from transactions between CP China Group and its associates are eliminated to the extent of CP China Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are included in CP China Group's statements of comprehensive income to the extent of dividends received and receivable. CP China's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over CP China Group's interest in the net fair value of the acquirees' identifiable assets acquired, liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the combined statement of financial position as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In case of jointly-controlled entities and associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the combined statement of financial position.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. CP China Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of CP China Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of CP China Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Excess over the cost of business combinations

Any excess of CP China Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, jointly-controlled entities and associates (previously referred to as negative goodwill), after reassessment, is recognised immediately in the combined statements of comprehensive income.

The excess for jointly-controlled entities and associates is included in CP China Group's share of the associates' and jointly-controlled entities' profits or losses in the period in which the investments are acquired.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statements of comprehensive income in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Impairment of non-financial assets (continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the statements of comprehensive income in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to CP China Group if:

(a) the party, directly, or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, CP China Group; (ii) has an interest in CP China Group that gives it significant influence over CP China Group; or (iii) has joint control over CP China Group;

(b) the party is an associate or a jointly-controlled entity;

(c) the party is a member of the key management personnel of CP China Group or its holding company;

(d) the party is a close member of the family of any individual referred to in (a) or (c); or

(e) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (c) or (d).

Property, plant and equipment and depreciation

(a) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the combined statements of comprehensive income. Any subsequent revaluation surplus is credited to the combined statements of comprehensive income to the extent of the deficit previously charged.

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives of 25 years to 50 years.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation (continued)

(b) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the PRC, which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value. The residual value of an item of property, plant and equipment represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – $4^1/_2$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – $33^1/_3$%
Motor vehicles and transport facilities	9% – $33^1/_3$%

The above principal annual rates are adopted based on the PRC accounting principles and the rates are not materially different to those under IFRSs.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the combined statements of comprehensive income in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(c) Construction in progress

Construction in progress represents the construction of silos, factories and warehouses, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the combined statements of comprehensive income in the period in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the combined statements of comprehensive income in the period of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by CP China Group as an owner-occupied property becomes an investment property, CP China Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where CP China Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the statements of comprehensive income on the straight-line basis over the lease terms.

Land lease prepayments represent land use rights paid to the PRC's government authorities. Land lease prepayments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the respective periods of the rights.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

CP China Group assesses whether a contract contains an embedded derivative when CP China Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and risks of the embedded derivative are not closely related to those of the host contact. Reassessment only occurs if there is a change in the terms of the contract that is significantly modifies the cash flows that would otherwise be required under the contract.

CP China Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that CP China Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the combined statements of comprehensive income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in the other category. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the combined statements of comprehensive income.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (continued)

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

CP China Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the combined statements of comprehensive income. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance amount. Any subsequent reversal of an impairment loss is recognised in the combined statements of comprehensive income, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to accounts receivable and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that CP China Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale investments

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the combined statement of comprehensive income, is transferred from equity to the combined statement of comprehensive income. A provision for impairment is made for available-for-sale investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. Impairment losses on equity instruments classified as available for sale are not reversed through the combined statements of comprehensive income.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- CP China Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- CP China Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where CP China Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of CP China Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of CP China Group's continuing involvement is the amount of the transferred asset that CP China Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of CP China Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing bank borrowings)

Financial liabilities including accounts, bills and other payables, amounts due to non-controlling shareholders and related companies and interest-bearing bank borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the combined statements of comprehensive.

Gains and losses are recognised in the combined statements of comprehensive income when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount of the best estimate of the expenditure required to settle the present obligation at the reporting date; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the combined statements of comprehensive income.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are stated at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the combined cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of CP China Group's cash management.

For the purpose of the combined statements of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the combined statements of comprehensive income.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the combined statements of comprehensive income, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and jointly controlled entities, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and jointly controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to CP China Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that CP China Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; and

(b) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

2.5 PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign currency transactions

The Combined Financial Information and Comparative Financial Information are presented in United States dollars ("USD" or "US$") as the Company presents its financial statements in United States dollars. Each entity in CP China Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the reporting date. All differences are taken to the statements of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of CP China and its overseas subsidiary is United States dollars, while that of its subsidiaries and jointly-controlled entities in the PRC is RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of CP China at the exchange rates ruling at the reporting date and their statements of comprehensive income are translated into USD at the weighted average exchange rates for the period. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statements of comprehensive income.

For the purpose of the combined cash flow statement, the cash flows of overseas subsidiaries are translated into USD at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into USD at the weighted average exchange rates for the period.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Other employee benefits

Retirement benefit schemes

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 24% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of CP China Group's Combined Financial Information and Comparative Financial Information requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying CP China Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the Combined Financial Information and Comparative Financial Information:

Depreciation and amortisation

CP China Group's net book value of property, plant and equipment at 31 December 2006, 2007, 2008 and 30 June 2009 were US$168,344,000, US$172,728,000, US$179,311,000 and US$181,477,000, respectively. CP China Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, at rates ranging from 2% to 33¹/₃% per annum, commencing from the date the property, plant and equipment is placed into productive use. The estimated useful lives and the dates that CP China Group places the property, plant and equipment into productive use reflect the directors' estimate of the periods that CP China Group intends to derive future economic benefits from the use of CP China Group's property, plant and equipment.

Impairment of accounts receivable

The policy for provision for impairment loss of CP China Group is based on the evaluation of collectability and the ageing analysis of the accounts receivable and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of CP China Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of CP China Group reviews the ageing analysis of its inventories at each reporting date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. Management estimates the net realisable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. CP China Group carries out an inventory review on a product-by-product basis at each reporting date and makes allowances for obsolete items.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of non-financial assets other than goodwill

CP China Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Indefinite life intangible assets are tested for impairment annually and at other times when such indicator exists. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details, including a sensitivity analysis of key assumptions, are given in note 37 to the Combined Financial Information.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimation uncertainty (continued)

Impairment of property, plant and equipment

The impairment loss for property, plant and equipment is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount of the assets, or, where appropriate, the cash generating unit to which they belong, is the higher of its fair value less costs to sell and value in use. The recoverable amounts are determined based on fair value less costs to sell which are based on the best information available to reflect the amount obtainable at the reporting date, from the disposal of the asset in an arm's length transaction between knowledgeable and willing parties, after deducting the costs of disposal. For the estimation of value in use, CP China Group's management estimates future cash flows from the cash-generating units and chooses a suitable discount rate in order to calculate the present value of those cash flows.

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying values of deferred tax assets relating to recognised tax losses at 31 December 2006, 2007, 2008 and 30 June 2009 were nil, nil, US$771,000 and US$890,000, respectively. The amount of unrecognised tax losses at 31 December 2006, 2007, 2008 and 30 June 2009 were US$12,422,000, US$6,118,000, US$3,005,000 and US$1,844,000, respectively. Further details are contained in note 22 to the Combined Financial Information.

4. REVENUE

Revenue, which is also CP China Group's turnover, represents the net invoiced value of sales from the feed operation after allowances for goods returned and trade discounts, and after elimination of intra-group transactions.

The above revenue does not include the revenue of CP China Group's jointly-controlled entities and associates, which is summarised in the combined results of jointly-controlled entities and associates as set out in notes 17 and 18 to the Combined Financial Information, respectively.

5. OTHER INCOME

		Year ended 31 December			Six months ended 30 June	
		2006	2007	2008	2008	2009
	Note	*US$'000*	*US$'000*	*US$'000*	*US$'000* (unaudited)	*US$'000*
Bank and other interest income		2,170	2,049	2,410	1,146	3,172
Changes in fair value of investment properties	15	132	–	–	–	–
Gain on disposal of items of property, plant and equipment, net		357	195	–	–	–
Government grants		263	–	–	–	–
Technical assistance service fee income from related companies		–	–	–	–	15,500
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures		–	6,020	481	–	–
Others		265	136	425	438	103
		3,187	8,400	3,316	1,584	18,775

6. OTHER LOSSES

	Year ended 31 December			Six months ended 30 June	
	2006	2007	2008	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
				(unaudited)	
Loss on disposal of items of property, plant and equipment, net	–	–	268	229	189

7. FINANCE COSTS

	Year ended 31 December			Six months ended 30 June	
	2006	2007	2008	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
				(unaudited)	
Interest expense on bank borrowings wholly repayable within five years	11,943	10,944	17,718	10,670	7,229

8. PROFIT BEFORE TAX

CP China Group's profit before tax is arrived at after charging/(crediting):

		Year ended 31 December			Six months ended 30 June	
		2006	2007	2008	2008	2009
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
					(unaudited)	
Auditors' remuneration		–	–	–	–	–
Depreciation	14	19,901	18,111	19,451	10,410	9,235
Amortisation of land lease prepayments	16	589	565	592	199	222
Impairment/(write-back of impairment) of accounts receivable	24	(159)	558	(857)	(728)	9
Write-down/(write-back) of inventories to net realisable value		187	(124)	63	72	–
Loss/(gain) on disposal of items of property, plant and equipment, net		(357)	(195)	268	229	189
Loss on disposal of items of land lease prepayments		134	–	–	–	–
Change in fair value of investment properties	15	(132)	–	–	–	–
Minimum lease payments under operating leases:						
Land and buildings		798	1,097	1,027	455	579
Plant and machinery		258	265	262	203	186
Employee benefits expense:						
Wages and salaries		50,500	59,068	80,479	37,478	43,462
Pension scheme contributions		5,015	5,216	5,942	3,264	3,288
		55,515	64,284	86,421	40,742	46,750
Foreign exchange differences, net		(2,021)	(4,606)	(6,582)	(727)	(38)

9. DIRECTORS' REMUNERATION

No directors of CP China received any fees or emoluments in respect of their services rendered to CP China Group.

There was no arrangement under which a director of CP China waived or agreed to waive any remuneration.

10. FIVE HIGHEST PAID EMPLOYEES

The remuneration of the five highest paid employees during the Relevant Periods were analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2006	**2007**	**2008**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000* (unaudited)	*US$'000*
Salaries, allowances and benefits in kind	430	485	579	262	347
Pension scheme contributions	–	–	–	–	–
Bonuses paid and payable	–	–	–	–	–
	430	485	579	262	347

The remuneration of the non-director, highest paid employees were within the following bounds:–

	Year ended 31 December			Six months ended 30 June	
	2006	**2007**	**2008**	**2008**	**2009**
	No. of individuals	*No. of individuals*	*No. of individuals*	*No. of individuals* (unaudited)	*No. of individuals*
Nil to US$128,000 (equivalent to Nil to HK$1,000,000)	4	4	4	4	4
US$128,001 to US$192,000 (equivalent to HK$1,000,001 to HK$1,500,000)	1	1	1	1	1
	5	5	5	5	5

11. SEGMENT INFORMATION

The Combined Financial Information has been prepared on a carve-out basis reflecting the feed operation only of CP China Group. For management purposes, the feed operation of CP China Group is monitored as one operating segment to allocate resources and assess performance. No operating segments have been aggregated to form the above reportable operating segment.

CP China Group's revenue and operating results were solely from its operation in the PRC and its identifiable assets and liabilities were located in the PRC.

During the Relevant Periods and the six months ended 30 June 2008, no sales to a single customer amounted to 10% or more of CP China Group's revenue.

12. TAX

During the years ended 31 December 2006 and 2007, PRC corporate income tax was provided for at a rate of 33% and certain of CP China Group's PRC subsidiaries, jointly-controlled entities and associates enjoyed income tax exemptions and reductions and were subject to income taxes at rates ranging from 15% to 33%. During the year ended 31 December 2008 and periods ended 30 June 2008 and 2009, in accordance with the relevant tax rules and regulations in the PRC, CP China Group's subsidiaries, jointly-controlled entities and associates are subject to income tax at the rate of 25% on their taxable income according to the PRC Enterprises Income Tax Law with effect from 1 January 2008.

	Year ended 31 December			Six months ended 30 June	
	2006	2007	2008	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000* (unaudited)	*US$'000*
Charge for the year/period – Mainland China	4,241	3,737	9,413	3,886	8,049
Under/(over)provision of prior years	(189)	(60)	76	17	(63)
Deferred tax – Mainland China *(note 22)*	–	–	(771)	–	(119)
	4,052	3,677	8,718	3,903	7,867

	Year ended 31 December						Six months ended 30 June			
	2006		2007		2008		2008		2009	
	US$'000	%	*US$'000*	%	*US$'000*	%	*US$'000* (unaudited)	%	*US$'000*	%
Profit before tax	10,380		19,601		46,631		20,750		48,497	
Tax at the statutory rate	3,425	33.0	6,468	33.0	11,658	25.0	5,188	25.0	12,124	25.0
Lower tax rates for specific provinces or enacted by the local authority	(2,415)	(23.3)	3,565	18.2	(1,625)	(3.5)	(899)	(4.3)	(3,720)	(7.7)
Adjustments in respect of current tax of previous year/period	(189)	(1.8)	(60)	(0.3)	76	0.2	17	–	(63)	(0.1)
Income not subject to tax	(527)	(5.1)	(7,585)	(38.7)	(2,082)	(4.5)	(1,015)	(4.8)	(1,250)	(2.6)
Expenses not deductible for tax	466	4.5	314	1.6	857	1.8	485	2.3	711	1.5
Tax losses of subsidiaries not recognised	3,355	32.3	1,737	8.9	578	1.3	436	2.1	181	0.4
Tax exemptions or reductions	(357)	(3.4)	(1,106)	(5.6)	(1,313)	(2.8)	(541)	(2.6)	(515)	(1.1)
Profits and losses attributable to jointly-controlled entities and associates	294	2.8	344	1.7	569	1.2	232	1.1	399	0.8
Tax charge at the effective rate	4,052	39.0	3,677	18.8	8,718	18.7	3,903	18.8	7,867	16.2

The share of tax attributable to jointly-controlled entities and associates for the years ended 31 December 2006, 2007, 2008 and six months ended 30 June 2008 and 2009 amounting to US$693,000, US$729,000, US$1,685,000, US$1,010,000 and US$4,031,000, respectively, is included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the combined statements of comprehensive income.

13. EARNINGS PER SHARE

Earnings per share information is not presented as its inclusion, for the purpose of this report, is not considered meaningful due to CP China's restructuring and the carve-out presentation as set out in notes 1.1 and 2.1 of Section II.

14. PROPERTY, PLANT AND EQUIPMENT

	Office premises in Mainland China	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
31 December 2006							
At 1 January 2006:							
Cost or valuation	5,095	124,778	202,757	23,174	14,358	14,957	385,119
Accumulated depreciation	–	(54,433)	(140,540)	(16,538)	(10,198)	–	(221,709)
Net carrying amount	5,095	70,345	62,217	6,636	4,160	14,957	163,410
At 1 January 2006, net of accumulated depreciation	5,095	70,345	62,217	6,636	4,160	14,957	163,410
Additions	–	2,279	2,628	2,561	838	15,492	23,798
Revaluation	532	–	–	–	–	–	532
Transfers	–	2,433	9,552	876	61	(12,922)	–
Transfer to investment properties *(note 15)*	(752)	–	–	–	–	–	(752)
Disposals	–	(1,909)	(2,082)	(361)	(446)	–	(4,798)
Depreciation provided during the year	(273)	(5,867)	(10,668)	(1,906)	(1,187)	–	(19,901)
Exchange realignment	180	2,212	2,592	276	172	623	6,055
At 31 December 2006, net of accumulated depreciation	4,782	69,493	64,239	8,082	3,598	18,150	168,344
At 31 December 2006:							
Cost or valuation	4,782	129,907	218,110	25,933	13,171	18,150	410,053
Accumulated depreciation	–	(60,414)	(153,871)	(17,851)	(9,573)	–	(241,709)
Net carrying amount	4,782	69,493	64,239	8,082	3,598	18,150	168,344
Analysis of cost or valuation:							
At cost	–	129,907	218,110	25,933	13,171	18,150	405,271
At 31 December 2006 valuation	4,782	–	–	–	–	–	4,782
	4,782	129,907	218,110	25,933	13,171	18,150	410,053

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Office premises in Mainland China	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
31 December 2007							
At 1 January 2007:							
Cost or valuation	4,782	129,907	218,110	25,933	13,171	18,150	410,053
Accumulated depreciation	–	(60,414)	(153,871)	(17,851)	(9,573)	–	(241,709)
Net carrying amount	4,782	69,493	64,239	8,082	3,598	18,150	168,344
At 1 January 2007, net of accumulated depreciation	4,782	69,493	64,239	8,082	3,598	18,150	168,344
Additions	–	674	2,729	2,443	1,042	12,306	19,194
Revaluation	600	–	–	–	–	–	600
Transfers	–	15,076	9,027	2,201	207	(26,511)	–
Disposals	–	(5,002)	(2,709)	(1,359)	(295)	–	(9,365)
Depreciation provided during the year	(306)	(6,101)	(8,125)	(2,556)	(1,023)	–	(18,111)
Exchange realignment	640	4,842	4,496	566	252	1,270	12,066
At 31 December 2007, net of accumulated depreciation	5,716	78,982	69,657	9,377	3,781	5,215	172,728
At 31 December 2007:							
Cost or valuation	5,716	147,635	237,147	29,529	13,541	5,215	438,783
Accumulated depreciation	–	(68,653)	(167,490)	(20,152)	(9,760)	–	(266,055)
Net carrying amount	5,716	78,982	69,657	9,377	3,781	5,215	172,728
Analysis of cost or valuation:							
At cost	–	147,635	237,147	29,529	13,541	5,215	433,067
At 31 December 2007 valuation	5,716	–	–	–	–	–	5,716
	5,716	147,635	237,147	29,529	13,541	5,215	438,783

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Office premises in Mainland China	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
31 December 2008							
At 1 January 2008:							
Cost or valuation	5,716	147,635	237,147	29,529	13,541	5,215	438,783
Accumulated depreciation	–	(68,653)	(167,490)	(20,152)	(9,760)	–	(266,055)
Net carrying amount	5,716	78,982	69,657	9,377	3,781	5,215	172,728
At 1 January 2008, net of accumulated depreciation	5,716	78,982	69,657	9,377	3,781	5,215	172,728
Additions	–	805	5,920	3,248	1,750	10,830	22,553
Transfers	–	3,301	7,154	775	245	(11,475)	–
Transfer to investment properties *(note 15)*	(370)	–	–	–	–	–	(370)
Disposals	–	(3,765)	(729)	(627)	(345)	–	(5,466)
Depreciation provided during the year	(330)	(5,456)	(9,828)	(2,769)	(1,068)	–	(19,451)
Exchange realignment	314	4,435	3,537	526	212	293	9,317
At 31 December 2008, net of accumulated depreciation	5,330	78,302	75,711	10,530	4,575	4,863	179,311
At 31 December 2008:							
Cost or valuation	5,330	156,507	260,751	33,066	13,665	4,863	474,182
Accumulated depreciation	–	(78,205)	(185,040)	(22,536)	(9,090)	–	(294,871)
Net carrying amount	5,330	78,302	75,711	10,530	4,575	4,863	179,311
Analysis of cost or valuation:							
At cost	–	156,507	260,751	33,066	13,665	4,863	468,852
At 31 December 2008 valuation	5,330	–	–	–	–	–	5,330
	5,330	156,507	260,751	33,066	13,665	4,863	474,182

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Office premises in Mainland China	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
30 June 2009							
At 1 January 2009:							
Cost or valuation	5,330	156,507	260,751	33,066	13,665	4,863	474,182
Accumulated depreciation	–	(78,205)	(185,040)	(22,536)	(9,090)	–	(294,871)
Net carrying amount	5,330	78,302	75,711	10,530	4,575	4,863	179,311
At 1 January 2009, net of accumulated depreciation	5,330	78,302	75,711	10,530	4,575	4,863	179,311
Additions	–	479	822	1,133	1,558	7,754	11,746
Transfers	–	2,099	1,769	275	89	(4,232)	–
Disposals	–	–	(51)	(175)	(119)	–	(345)
Depreciation provided during the period	(189)	(3,322)	(3,656)	(1,414)	(654)	–	(9,235)
At 30 June 2009, net of accumulated depreciation	5,141	77,558	74,595	10,349	5,449	8,385	181,477
At 30 June 2009:							
Cost or valuation	5,141	159,265	262,803	34,039	14,688	8,385	484,321
Accumulated depreciation	–	(81,707)	(188,208)	(23,690)	(9,239)	–	(302,844)
Net carrying amount	5,141	77,558	74,595	10,349	5,449	8,385	181,477
Analysis of cost or valuation:							
At cost	–	159,265	262,803	34,039	14,688	8,385	479,180
At 30 June 2009 valuation	5,141	–	–	–	–	–	5,141
	5,141	159,265	262,803	34,039	14,688	8,385	484,321

CP China Group's office premises and industrial buildings are located in Mainland China with medium term leases. At 31 December 2006, office premises in Mainland China were revalued by B.I. Appraisals Limited, independent professionally qualified surveyors on a depreciated replacement cost basis; at 31 December 2007, 2008 and 30 June 2009, office premises in Mainland China were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis. The revaluation surplus of US$532,000, US$600,000, nil, nil and nil was credited directly to asset revaluation reserve in the combined statements of changes in equity during the years ended 31 December 2006, 2007, 2008 and six months ended 30 June 2008 and 2009, respectively.

Had CP China Group's office premises in Mainland China been stated at cost less accumulated depreciation, the carrying amounts of the premises at 31 December 2006, 2007, 2008 and 30 June 2009 would have been US$4,914,000, US$4,942,000, US$4,513,000 and US$4,524,000, respectively.

Certain of CP China Group's buildings and plant and machinery in Mainland China were pledged as securities for interest-bearing bank borrowings as further detailed in note 28 to the Combined Financial Information.

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Certain of CP China Group's property, plant and equipment were used for the non-feed operation, the operating results of which were not included in the Combined Financial Information and Comparative Financial Information, and the net book values of these assets were set out as follows:

	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Net book value at:						
31 December 2006	11,492	8,816	989	313	1,409	23,019
31 December 2007	13,626	8,420	1,305	463	307	24,121
31 December 2008	13,803	7,622	948	468	2,033	24,874
30 June 2009	14,923	8,040	1,012	500	4,611	29,086

15. INVESTMENT PROPERTIES

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Medium term leases in Mainland China, at valuation:				
At beginning of year/period	291	1,214	1,299	1,745
Transfers from owner-occupied properties *(note 14)*	752	–	370	–
Net gain from a fair value adjustment *(note 8)*	132	–	–	–
Exchange realignment	39	85	76	–
At end of year/period	1,214	1,299	1,745	1,745

During the years ended 31 December 2006, 2007, 2008 and the six months ended 30 June 2008 and 2009, the total fair value gain credited to the combined statements of comprehensive income amounted to US$132,000, nil, nil, nil and nil (note 8), respectively.

The investment properties in Mainland China are held under medium term leases. As at 31 December 2006, the investment properties were revalued by B.I. Appraisals Limited. As at 31 December 2007, 2008 and 30 June 2009, the investment properties were revalued by Castores Magi (Hong Kong) Limited.

Details of the investment properties are as follows:

Location	Use
Portions of block 1, 12/F, Guang Hua Chang An Da Xia, Jianguomenneidajie, Beijing, the PRC	Office premises for rental

16. LAND LEASE PREPAYMENTS

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
At beginning of year/period	15,909	17,502	15,745	16,030
Additions	1,653	917	102	–
Disposals	(134)	(3,335)	(108)	(66)
Amortisation during the year/period *(note 8)*	(589)	(565)	(592)	(222)
Exchange realignment	663	1,226	883	–
At end of year/period	17,502	15,745	16,030	15,742

The land lease prepayments are held on a medium term basis and the leasehold land is situated in Mainland China. Certain of CP China Group's land lease prepayments were pledged as security for interest-bearing bank borrowings as further detailed in note 28 to the Combined Financial Information.

The land lease prepayments which are used for non-feed operation amounted to approximately US$1,598,000, US$1,627,000, US$1,630,000 and US$1,586,000 as at 31 December 2006, 2007, 2008 and 30 June 2009, respectively.

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Unlisted investments:				
Share of net assets	9,212	8,065	10,933	11,010
Due from jointly-controlled entities	1,511	4,980	2,268	2,899
Due to jointly-controlled entities	(2,513)	(5,957)	(12,090)	(12,180)
	(1,002)	(977)	(9,822)	(9,281)
	8,210	7,088	1,111	1,729

The amounts due from and to jointly-controlled entities were unsecured, interest-free and had no fixed terms of repayment. The carrying amounts of the amounts due from and to jointly-controlled entities approximated to their fair values.

Particulars of the jointly-controlled entities are presented in note 1.1 of Section II.

CP China Group's interests in jointly-controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 31 to the Combined Financial Information.

Under the terms of the joint venture agreements for these jointly-controlled entities in Mainland China, CP China Group is entitled to receive its attributable share of net assets upon liquidation of these jointly-controlled entities.

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (CONTINUED)

The following table illustrates the summarised financial information of CP China Group's share of the jointly-controlled entities:

	At 31 December			At 30 June
	2006	**2007**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	6,702	6,626	6,799	6,667
Non-current receivables and other assets	58	70	53	50
Current assets	13,161	16,112	26,326	25,439
Current liabilities	(10,709)	(14,743)	(16,450)	(15,351)
Net current assets	2,452	1,369	9,876	10,088
Non-current liabilities	–	–	(5,795)	(5,795)
Net assets	9,212	8,065	10,933	11,010

	Year ended 31 December			Six months ended 30 June	
	2006	**2007**	**2008**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000* (unaudited)	*US$'000*
Revenue	34,720	43,526	69,327	32,437	21,883
Profit before tax	923	552	3,490	1,674	872
Tax	(294)	(344)	(569)	(232)	(399)
Profits and losses after tax for the year/period	629	208	2,921	1,442	473
CP China Group's proportionate share of:–					
Profits and losses after tax for the year/period	629	208	2,921	1,442	473
Profits and losses from non-feed operation for the year/period and credited/(charged) directly to equity	(300)	434	297	121	102
Dividend declared	(365)	(2,365)	(824)	(809)	(498)
Exchange realignment	678	576	474	555	–
	642	(1,147)	2,868	1,309	77

18. INTERESTS IN ASSOCIATES

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Unlisted shares				
Share of net assets	26,440	24,991	29,012	30,153

Particulars of the associates are presented in note 1.1 of Section II.

The associates in which CP China Group has interests were joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from the associates are set out in note 31 to the Combined Financial Information.

Under the terms of the joint venture agreements, CP China Group was entitled to receive its attributable share of net assets upon liquidation of the associates.

The following table illustrates the summarised financial information of CP China Group's associates:

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	15,387	10,382	9,748	9,787
Available-for-sale investments	23	–	–	–
Non-current receivables and other assets	6,038	9,339	8,281	7,854
Current assets	44,266	54,328	68,279	67,054
Current liabilities	(12,024)	(23,183)	(26,725)	(21,561)
Net current assets	32,242	31,145	41,554	45,493
Non-current liabilities	–	–	(471)	(1,557)
Net assets	53,690	50,866	59,112	61,577
Shareholders' funds	52,879	49,980	58,023	60,307
Non-controlling interests	811	886	1,089	1,270
Total equity	53,690	50,866	59,112	61,577

18. INTERESTS IN ASSOCIATES (CONTINUED)

	Year ended 31 December			Six months ended 30 June	
	2006	2007	2008	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000* (unaudited)	*US$'000*
Revenue	125,690	147,778	207,978	96,825	92,945
Profit before tax	4,307	7,639	13,322	6,725	9,729
Tax	(799)	(770)	(2,232)	(1,557)	(7,264)
Profit for the year/period	3,508	6,869	11,090	5,168	2,465
Non-controlling interests' share of profits and losses	(34)	(75)	(204)	(98)	(181)
Profit attributable to shareholders	3,474	6,794	10,886	5,070	2,284
CP China Group's proportionate share of:–					
Profits and losses after tax for the year/period	1,737	3,397	5,443	2,535	1,142
Dividend declared	(2,487)	(6,602)	(2,872)	(2,820)	–
Exchange realignment	1,081	1,756	1,450	–	–
	331	(1,449)	4,021	(285)	1,142

19. AVAILABLE-FOR-SALE INVESTMENT

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Listed equity investments, at cost	362	124	61	61

The fair values of listed equity investments are stated at cost less impairment.

20. DUE FROM/(TO) RELATED COMPANIES AND NON-CONTROLLING SHAREHOLDERS

The amounts due from related companies are unsecured, interest-free and shall be fully settled by the related companies within three years from the date of completion of the Sales and Purchase Agreement.

Notwithstanding the foregoing, Orient Success International Limited agrees that CP China and/or the Company may at anytime and from time to time before the expiry of three years from the date of completion of the Sales and Purchase Agreement require Orient Success International Limited and/or the related companies to repay the outstanding amount or any part thereof to fund the working capital requirements of CP China Group.

The amounts due to related companies and amounts due from/(to) non-controlling shareholders are unsecured, interest free and have no fixed terms of repayment.

The carrying amounts of the amounts due from/(to) related companies and non-controlling shareholders approximate to their fair values.

21. GOODWILL

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
At cost less accumulated impairment	2,596	2,596	2,596	2,596

Goodwill acquired through business combinations had been allocated to feed operations. The recoverable amount of this cash-generating unit had been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year; and

- Raw material price inflation – The basis used to determine the value assigned to raw materials price inflation is the forecast price indices during the budget year for the regions from where raw materials are sourced.

22. DEFERRED TAX

Deferred tax assets

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
At beginning of year/period	–	–	–	771
Deferred tax credited to the combined statement of comprehensive income during the year/period *(note 12)*	–	–	771	119
At end of year/period	–	–	771	890

The deferred tax assets represented the tax effect of temporary differences on losses available for offsetting against future taxable profits at 31 December 2006, 2007, 2008 and 30 June 2009 amounted to nil, nil, US$771,000 and US$890,000, respectively. The amounts of unrecognised tax losses at 31 December 2006, 2007, 2008 and 30 June 2009 were US$12,422,000, US$6,118,000, US$3,005,000 and US$1,844,000, respectively.

At the reporting date, no deferred tax has been recognised for withholding taxes that would be payable on the distribution of earnings by CP China Group's subsidiaries, jointly-controlled entities and associates established in Mainland China. In the opinion of the directors, it is not probable that these subsidiaries, jointly-controlled entities and associates will distribute such earnings in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by CP China to its shareholders.

23. INVENTORIES

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Raw materials	93,036	140,994	92,027	145,020
Work in progress	279	322	603	574
Finished goods	15,158	20,531	27,033	27,908
	108,473	161,847	119,663	173,502
Less: Write-down of inventories to net realisable value	(457)	(333)	(396)	(396)
	108,016	161,514	119,267	173,106

24. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

CP China Group normally grants a credit period of up to 60 days. CP China Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that CP China Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of CP China Group's accounts receivable, based on the invoice date, together with other receivables and deposits, is as follows:

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Less than 90 days	1,676	2,215	1,206	1,085
91 to 180 days	588	112	263	498
181 to 360 days	76	691	524	79
Over 360 days	579	896	370	597
	2,919	3,914	2,363	2,259
Impairment	(411)	(969)	(112)	(121)
	2,508	2,945	2,251	2,138
Other receivables and deposits	12,954	22,867	13,502	23,529
	15,462	25,812	15,753	25,667

The movements in the provision for impairment of accounts receivable are as follows:

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
At beginning of year/period	570	411	969	112
Impairment losses recognised/(written back) during the year/period *(note 8)*	(159)	558	(857)	9
At end of year/period	411	969	112	121

24. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS (CONTINUED)

Included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable at 31 December 2006, 2007, 2008 and 30 June 2009 of US$411,000, US$969,000, US$112,000 and US$121,000 with carrying amounts of US$414,000, US$2,471,000, US$112,000 and US$121,000, respectively. The individually impaired accounts receivable relate to customers that were in financial difficulties. CP China Group does not hold any collateral or other credit enhancements over these balances.

The aged analysis of the accounts receivable that are not considered to be impaired is as follows:

		At 31 December		At 30 June
	2006	**2007**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Neither past due nor impaired	1,676	2,215	1,206	1,085
Less than 180 days past due	588	112	263	498
Over 180 days past due	244	618	782	555
	2,508	2,945	2,251	2,138

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with CP China Group. Based on past experience, the directors of CP China are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. CP China Group does not hold any collateral or other credit enhancements over these balances.

25. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

		At 31 December		At 30 June
	2006	**2007**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Cash at bank balances	43,513	56,402	45,756	79,571
Time deposits	1,398	1,965	29,725	11,702
	44,911	58,367	75,481	91,273
Less: Pledged time deposits for current bank borrowings *(note 28)*	–	–	(20,262)	–
Cash and cash equivalents	44,911	58,367	55,219	91,273

At the reporting date, the cash and bank balances and time deposits of CP China Group denominated in RMB amounted to US$44,879,000, US$58,345,000, US$50,426,000 and US$61,153,000 at 31 December 2006, 2007, 2008 and 30 June 2009, respectively. The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, CP China Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of CP China Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

26. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

CP China Group normally settles on 60 days. An aged analysis of the accounts payable as at the reporting date, based on the date of receipt of the respective goods, together with other payables and accrued expenses of CP China Group is as follows:

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Less than 90 days	57,029	88,124	46,492	71,446
91 to 180 days	2,366	2,844	1,369	812
181 to 360 days	603	977	442	420
Over 360 days	73	96	659	391
	60,071	92,041	48,962	73,069
Other payables and accrued expenses	44,389	69,703	54,876	75,678
	104,460	161,744	103,838	148,747

27. INTEREST-BEARING BANK BORROWINGS

	CP China Group											
	At 31 December											
	2006			2007			2008			At 30 June 2009		
	Contractual interest rate (%)	Maturity	*US$'000*	Contractual interest rate (%)	Maturity	*US$'000*	Contractual interest rate (%)	Maturity	*US$'000*	Contractual interest rate (%)	Maturity	*US$'000*
Current												
Bank borrowings – unsecured	4.65 – 9.07	2007	180,038	5.02 – 11.21	2008	186,436	6.12 – 11.21	2009	215,953	5.31 – 8.31	2009 – 2010	281,986
Bank borrowings – secured	5.48 – 9.07	2007	66,214	5.22 – 10.94	2008	68,340	5.31 – 10.94	2009	97,280	5.31 – 10.46	2009 – 2010	69,441
			246,252			254,776			313,233			351,427
Non-current												
Bank borrowings – unsecured			–	5.58 – 7.38	2009 – 2011	4,731	4.67 – 8.21	2010 – 2012	76,682	3.87 – 6.26	2010 – 2012	61,325
Bank borrowings – secured	5.04 – 6.48	2009 – 2012	5,536	6.70 – 7.56	2010	3,978	7.56	2010	5,577	5.40 – 10.46	2010 – 2011	8,113
			5,536			8,709			82,259			69,438
			251,788			263,485			395,492			420,865

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Analysed into:				
Bank borrowings repayable:				
Within one year or on demand	246,252	254,776	313,233	351,427
In the second year	–	204	31,540	36,713
In the third to fifth years, inclusive	5,452	8,505	50,719	32,725
After fifth years	84	–	–	–
	251,788	263,485	395,492	420,865

27. INTEREST-BEARING BANK BORROWINGS (CONTINUED)

CP China

	At 31 December 2006			2007			2008			At 30 June 2009		
	Contractual interest rate (%)	Maturity	US$'000	Contractual interest rate (%)	Maturity	US$'000	Contractual interest rate (%)	Maturity	US$'000	Contractual interest rate (%)	Maturity	US$'000
Current												
Bank borrowings – unsecured			-			-	LIBOR+2.825	2009	20,738	LIBOR+2.825	2009 - 2010	23,325
Non-current												
Bank borrowings – unsecured			-			-	LIBOR+2.825	2010 - 2012	72,987	LIBOR+2.825	2010 - 2012	61,325
			-			-			93,725			84,650

	At 31 December 2006 US$'000	2007 US$'000	2008 US$'000	At 30 June 2009 US$'000
Analysed into:				
Bank borrowings repayable:				
Within one year or on demand	–	–	20,738	23,325
In the second year	–	–	25,962	28,600
In the third to fifth years, inclusive	–	–	47,025	32,725
	–	–	93,725	84,650

Certain of CP China Group's property, plant and equipment and land lease prepayments located in Mainland China as further detailed in note 28 to the Combined Financial Information were pledged as security for various short and long term bank borrowings.

Except for the secured and unsecured bank borrowings with aggregate carrying amounts of US$169,807,000, US$175,443,000, US$190,120,000 and US$254,587,000 as at 31 December 2006, 2007, 2008 and 30 June 2009, respectively, which are denominated in Renminbi and bear interest at fixed interest rates, all other bank borrowings are denominated in US$ and bear interest at floating interest rates.

Interest on CP China Group's bank borrowings is payable at various rates as at 31 December 2006, 2007, 2008 and 30 June 2009, ranging from 4.65% to 9.07%, 5.02% to 11.21%, 4.67% to 11.21% and 3.87% to 10.46% per annum, respectively. The carrying amounts of bank borrowings approximate to their fair values.

Certain bank borrowings to three subsidiaries of CP China from a bank in Mainland China were overdue as at 31 December 2006, 2007, 2008 and 30 June 2009 which amounted to approximately US$9,835,000, US$10,192,000, US$14,991,000 and US$6,886,000, respectively. The above bank borrowings are either secured by the relevant subsidiaries' property, plant and equipment or guaranteed by fellow subsidiaries. The directors of CP China are of the opinion that this bank in Mainland China will continue to lend the above borrowings to CP China Group and will not demand for immediate settlement.

28. PLEDGE OF ASSETS

At each of the reporting dates, the following assets of CP China Group were pledged to certain banks for securing the borrowings granted to CP China Group:

	At 31 December			At 30 June
	2006	**2007**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Property, plant and equipment *(note 14)*	43,476	48,564	43,779	52,983
Land lease prepayments *(note 16)*	6,576	8,649	7,313	6,724
Pledged deposits *(note 25)*	–	–	20,262	–
	50,052	57,213	71,354	59,707

29. SHARE CAPITAL

The movements in CP China's share capital during the Relevant Periods are set out below:

Authorised ordinary share of US$1 each:

	Number of shares	Amount
	'000	*US$'000*
At 1 January 2006, 31 December 2006 and 31 December 2007	29,750	29,750
Increased during the year	100,000	100,000
At 31 December 2008	129,750	129,750

Issued and fully paid ordinary share of US$1 each:

	Number of shares	Amount
	'000	*US$'000*
At 1 January 2006, 31 December 2006 and 31 December 2007	29,750	29,750
Issued during the year	49,478	49,478
At 31 December 2008	79,228	79,228
Issued during the period	26,488	26,488
At 30 June 2009	105,716	105,716

No repurchase of shares was made by CP China during the Relevant Periods.

Subsequent to 30 June 2009, 7,416,000 new shares were issued and 33,904,000 shares were repurchased by CP China at US$1 each, respectively.

30. RESERVES

The movements in CP China Group's reserves for the Relevant Periods are presented in the combined statements of changes in equity in Section I.

A significant number of subsidiaries, jointly-controlled entities and associates in which CP China Group has interests are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, profits are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves.

These appropriations include contributions to the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On combination of the results of subsidiaries and equity accounting for the results of the jointly-controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to the combined statement of comprehensive income before arriving at a net profit which conforms with IFRSs.

CP China Group's capital reserve mainly arose from the difference between the investment costs and share capital under merger accounting method.

31. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies.

The products of CP China's subsidiaries, jointly-controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly-controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

Should the RMB revalue/devalue against the US$, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly-controlled entities and associates of CP China.

32. COMMITMENTS

CP China had the following commitments as follows:

	At 31 December			At 30 June
	2006	**2007**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Authorised, but not contracted for:				
Machinery and equipment	–	60	–	–
Contracted, but not provided for:				
Machinery and equipment	1,679	1,454	915	876
	1,679	1,514	915	876

33. OPERATING LEASE ARRANGEMENTS

As lessee

At the reporting dates, CP China Group had total future minimum lease payments under non-cancellable operating leases with its tenants falling due as follows:

	At 31 December			At 30 June
	2006	**2007**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Buildings:				
Within one year	132	296	440	291
In the second to fifth years, inclusive	465	1,107	1,056	1,056
After five years	1,826	5,959	5,797	5,661
	2,423	7,362	7,293	7,008
Plant and machinery:				
Within one year	144	99	78	78
In the second to fifth years, inclusive	339	352	313	313
After five years	811	779	524	485
	1,294	1,230	915	876

34. CONTINGENT LIABILITIES

CP China Group provides guarantees to banks and the details are as follows:

	At 31 December			At 30 June
	2006	**2007**	**2008**	**2009**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Guarantees given to banks in connection with facilities granted to:				
Companies owned indirectly by Orient Success International Limited	47,823	51,636	44,213	54,742
Jointly-controlled entities	3,731	1,057	1,437	–
Share of guarantees given by CP China Group's jointly-controlled entities to companies owned indirectly by Orient Success International Limited	–	686	–	725
	51,554	53,379	45,650	55,467

35. RELATED PARTY TRANSACTIONS

In addition to the transactions and balances detailed elsewhere in this accountants' report, CP China Group had the following transactions with related parties during the Relevant Periods and the six months ended 30 June 2008.

(a) Transactions with related parties

Details of the major related party transactions, in addition to the transactions and balances detailed elsewhere in the Combined Financial Information, are as follows:

		Year ended 31 December			Six months ended 30 June	
		2006	2007	2008	2008	2009
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000* (unaudited)	*US$'000*
Sales of goods to	(i)					
– jointly-controlled entities and associates		3,734	5,219	10,778	6,334	7,626
– related companies		33,401	37,655	45,997	22,997	22,625
Sales to non-feed operation of CP China Group	(ii)	57,775	100,611	99,381	50,698	59,222
Purchases of raw materials from	(i)					
– jointly-controlled entities and associates		7,825	7,115	9,833	4,461	6,087
– related companies		27,899	11,916	8,622	5,122	6,260
Interest income from	(iii)					
– jointly-controlled entities and associates		–	5	14	4	–
– related companies		1,986	7,360	5,462	2,952	4,160
Interest expenses paid to	(iii)					
– jointly-controlled entities and associates		4	59	183	67	244
– related companies		403	1,550	1,340	692	1,224
Management fee income from	(iii)					
– related companies		–	–	–	82	212
Management fee paid to	(iii)					
– related companies		3,863	4,331	16,152	7,298	5,429
Service fee paid to	(iv)					
– the Company		18,527	24,887	20,796	15,223	–
– Charoen Pokphand Group Company Limited		–	–	10,775	–	13,768
Technical assistance service fee receivable from CTA	(v)	–	–	–	–	15,500

35. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) *Notes:*

(i) The sales of goods and purchase of raw materials were made by reference to the published prices and conditions offered to the major customers of CP China Group, except that a longer credit period was normally granted.

(ii) The sales were made below the published prices offered to the major customers of CP China.

(iii) The interest income, interest expense and management fee were charged at rates negotiated between the contracting parties.

(iv) The service fee paid was based on a certain percentage of the adjusted revenue generated by certain subsidiaries of CP China Group.

(v) The technical assistance service fee receivable was charged at rates negotiated between the contracting parties.

(b) Details of the outstanding balances with related parties are included in note 20 to the Combined Financial Information.

(c) Compensation of key management personnel of CP China Group:

	Year ended 31 December			Six months ended 30 June	
	2006	2007	2008	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000* (unaudited)	*US$'000*
Short term employee benefits	290	333	370	176	209

36. FINANCIAL INSTRUMENTS CATEGORY

The carrying amounts of each of the categories of financial instruments as at the reporting dates are as follows:

Financial assets

	At 31 December 2006			At 31 December 2007			At 31 December 2008			At 30 June 2009		
	Loans and receivables	Available-for-sale investment	Total	Loans and receivables	Available-for-sale investment	Total	Loans and receivables	Available-for-sale investment	Total	Loans and receivables	Available-for-sale investment	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Due from jointly-controlled entities *(note 17)*	1,511	-	1,511	4,980	-	4,980	2,268	-	2,268	2,899	-	2,899
Available-for-sale investment *(note 19)*	-	362	362	-	124	124	-	61	61	-	61	61
Due from related companies *(note 20)*	269,014	-	269,014	308,274	-	308,274	443,341	-	443,341	422,208	-	422,208
Accounts receivable, other receivables and deposits *(note 24)*	15,462	-	15,462	25,812	-	25,812	15,753	-	15,753	25,667	-	25,667
Bills receivable	46	-	46	1,332	-	1,332	1,571	-	1,571	2,956	-	2,956
Due from non-controlling shareholders *(note 20)*	1,087	-	1,087	1,090	-	1,090	2,158	-	2,158	1,177	-	1,177
Pledged deposits *(note 25)*	-	-	-	-	-	-	20,262	-	20,262	-	-	-
Cash and cash equivalents *(note 25)*	44,911	-	44,911	58,367	-	58,367	55,219	-	55,219	91,273	-	91,273
	332,031	362	332,393	399,855	124	399,979	540,572	61	540,633	546,180	61	546,241

36. FINANCIAL INSTRUMENTS CATEGORY (CONTINUED)

Financial liabilities

	At 31 December			At 30 June
	2006	**2007**	**2008**	**2009**
At amortised cost	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Due to jointly-controlled entities *(note 17)*	2,513	5,957	12,090	12,180
Accounts payable, other payables and accrued expenses *(note 26)*	104,460	161,744	103,838	148,747
Bills payable	6,410	18,814	26,410	17,295
Due to non-controlling shareholders *(note 20)*	1,560	790	4,795	8,323
Due to related companies *(note 20)*	221,383	229,345	152,520	110,656
Interest-bearing bank borrowings *(note 27)*	251,788	263,485	395,492	420,865
	588,114	680,135	695,145	718,066

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

CP China Group is exposed to market risk arising primarily from changes in interest rates and currency exchange rates. CP China Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

CP China Group's exposure to market risk arising from changes in interest rates relates primarily to CP China Group's debt obligations. CP China Group does not use derivative financial instruments to hedge its debt obligations.

CP China Group's policy is to manage its interest cost using a mix of fixed and variable rate debts. CP China Group's policy is that not less than 50% of interest-bearing borrowings should be at fixed interest rates.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of CP China Group's profit before tax (through the impact on floating rate borrowings) and the CP China Group's equity.

	Increase/ (decrease) in basis points	**Increase/ (decrease) in profit before tax**	**Increase/ (decrease) in equity**
	%	*US$'000*	*US$'000*
Year ended 31 December 2006			
United States dollar	5%	(48)	(48)
United States dollar	(5%)	48	48
Year ended 31 December 2007			
United States dollar	5%	(44)	(44)
United States dollar	(5%)	44	44
Year ended 31 December 2008			
United States dollar	5%	(91)	(91)
United States dollar	(5%)	91	91
Period ended 30 June 2008 (unaudited)			
United States dollar	5%	(18)	(18)
United States dollar	(5%)	18	18
Period ended 30 June 2009			
United States dollar	5%	(73)	(73)
United States dollar	(5%)	12	12

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b) Concentrations of credit risk

CP China Group places its cash deposits with major international banks and financial institutions. This cash management policy limits CP China Group's exposure to concentrations of credit risk.

A significant portion of CP China Group's sales are to customers in the agricultural industry and, as such, CP China Group is directly affected by the well-being of that industry. However, the credit risk associated with accounts receivable is considered relatively minimal due to CP China Group's large customer base and its geographical dispersion. CP China Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in the combined statement of comprehensive income when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

(c) Fair value of financial instruments

(i) Cash and cash equivalents, accounts and bills receivables, and accounts and bills payables:

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 60-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other payables which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to CP China Group.

The carrying amounts of bills receivable and payable approximate to their fair values.

(ii) Amounts due from and to related companies and non-controlling shareholders

The carrying amounts of the receivables from and payables to related companies approximate to their fair values.

(iii) Interest-bearing bank borrowings

The carrying amounts of interest-bearing bank borrowings approximate to their fair values.

(d) Foreign currency risk

CP China Group's businesses are principally operated in Mainland China and substantially all transactions are conducted in RMB. In the opinion of the directors, the foreign currency risk exposure is insignificant.

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d) Foreign currency risk (continued)

The following table demonstrates the sensitivity at the reporting date to a reasonably possible change in US$ exchange rate, with all other variables held constant, of CP China Group's profit before tax and equity (due to changes in the fair value of monetary assets and liabilities of CP China Group's foreign subsidiaries).

	Increase/ (decrease) in basis points	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity
	%	*US$'000*	*US$'000*
Year ended 31 December 2006			
If US$ weakens against RMB	3%	(1,732)	(1,732)
If US$ strengthens against RMB	(3%)	1,732	1,732
Year ended 31 December 2007			
If US$ weakens against RMB	3%	(153)	(153)
If US$ strengthens against RMB	(3%)	153	153
Year ended 31 December 2008			
If US$ strengthens against RMB	3%	(3,063)	(3,063)
If US$ strengthens against RMB	(3%)	3,063	3,063
Period ended 30 June 2008 (unaudited)			
If US$ strengthens against RMB	3%	(3,472)	(3,472)
If US$ strengthens against RMB	(3%)	3,472	3,472
Period ended 30 June 2009			
If US$ strengthens against RMB	3%	(1,070)	(1,070)
If US$ strengthens against RMB	(3%)	1,070	1,070

(e) Liquidity risk

CP China Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets and projected cash flows from operations.

CP China Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank borrowings. CP China Group's policy is that not more than 90% of borrowings should mature in any 12-month period, based on the carrying value of borrowings reflected in the Combined Financial Information.

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e) **Liquidity risk (continued)**

The maturity profile of CP China Group's financial liabilities as at the reporting date, based on the contractual undiscounted payments, was as follows:

31 December 2006

	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Due to jointly-controlled entities *(note 17)*	2,513	–	–	–	–	2,513
Accounts payable, other payables and accrued expenses *(note 26)*	44,389	60,071	–	–	–	104,460
Bills payable	–	6,410	–	–	–	6,410
Due to non-controlling shareholders *(note 20)*	1,560	–	–	–	–	1,560
Due to related companies *(note 20)*	–	–	–	221,383	–	221,383
Interest-bearing bank borrowings *(note 27)*	–	106,299	139,953	5,452	84	251,788
	48,462	172,780	139,953	226,835	84	588,114

31 December 2007

	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Due to jointly-controlled entities *(note 17)*	5,957	–	–	–	–	5,957
Accounts payable, other payables and accrued expenses *(note 26)*	69,703	92,041	–	–	–	161,744
Bills payable	–	18,814	–	–	–	18,814
Due to non-controlling shareholders *(note 20)*	790	–	–	–	–	790
Due to related companies *(note 20)*	–	–	–	229,345	–	229,345
Interest-bearing bank borrowings *(note 27)*	–	146,062	108,714	8,709	–	263,485
	76,450	256,917	108,714	238,054	–	680,135

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e) Liquidity risk (continued)

31 December 2008

	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Due to jointly-controlled entities *(note 17)*	12,090	–	–	–	–	12,090
Accounts payable, other payables and accrued expenses *(note 26)*	54,876	48,962	–	–	–	103,838
Bills payable	–	26,410	–	–	–	26,410
Due to non-controlling shareholders *(note 20)*	4,795	–	–	–	–	4,795
Due to related companies *(note 20)*	–	–	–	152,520	–	152,520
Interest-bearing bank borrowings *(note 27)*	–	123,703	189,530	82,259	–	395,492
	71,761	199,075	189,530	234,779	–	695,145

30 June 2009

	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Due to jointly-controlled entities *(note 17)*	12,180	–	–	–	–	12,180
Accounts payable, other payables and accrued expenses *(note 26)*	75,678	73,069	–	–	–	148,747
Bills payable	–	17,295	–	–	–	17,295
Due to non-controlling shareholders *(note 20)*	8,323	–	–	–	–	8,323
Due to related companies *(note 20)*	–	–	–	110,656	–	110,656
Interest-bearing bank borrowings *(note 27)*	–	93,337	258,090	69,438	–	420,865
	96,181	183,701	258,090	180,094	–	718,066

(f) Capital management

The primary objectives of CP China Group's capital management are to safeguard CP China Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

CP China Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, CP China Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. CP China Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the Relevant Periods.

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(f) Capital management (continued)

CP China Group monitors capital using a gearing ratio, which is net debt divided by the capital plus net debt. CP China Group's policy is to maintain the gearing ratio at reasonable levels. Net debt includes accounts payable, other payables and accrued expenses, bills payable, provision for staff bonuses and welfare benefits, amounts due to non-controlling shareholders and related companies and interest-bearing bank borrowings, less cash and cash equivalents. Capital represents the equity attributable to equity holders of CP China. The gearing ratios as at the balance sheet dates were as follows:

	At 31 December			At 30 June
	2006	2007	2008	2009
	US$'000	*US$'000*	*US$'000*	*US$'000*
Due to jointly-controlled entities	2,513	5,957	12,090	12,180
Accounts payable, other payables and accrued expenses	104,460	161,744	103,838	148,747
Bills payable	6,410	18,814	26,410	17,295
Provisions for staff bonuses and welfare benefits	6,708	7,434	7,259	6,731
Due to non-controlling shareholders	1,560	790	4,795	8,323
Due to related companies	221,383	229,345	152,520	110,656
Interest-bearing bank borrowings	251,788	263,485	395,492	420,865
Less: Cash and cash equivalents	(44,911)	(58,367)	(55,219)	(91,273)
Net debt	549,911	629,202	647,185	633,524
Capital	35,324	59,485	153,602	195,199
Capital and net debt	585,235	688,687	800,787	828,723
Gearing ratio	94%	91%	81%	76%

38. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by CP China Group in respect of any period subsequent to 30 June 2009.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

(A) UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the unaudited pro forma financial information of C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (collectively the "Group") assuming that the proposed acquisition ("Proposed Acquisition") of the entire equity interest in CP China Investment Limited ("CP China") and its subsidiaries (collectively "CP China Group") by the Company pursuant to a sale and purchase agreement (the "Sale and Purchase Agreement") dated 11 December 2009 made between the Company and Orient Success International Limited had been completed (i) on 1 January 2008 for the pro forma combined statement of comprehensive income and the pro forma combined cash flow statement, and (ii) on 31 December 2008 for the pro forma combined statement of financial position. The unaudited pro forma financial information was prepared based on the audited consolidated financial statement of the Group for the year ended 31 December 2008, as set out in Appendix I to this Circular, and the Combined Financial Information of CP China Group as set out in the accountants report in Appendix II to this Circular, after giving effect to the pro forma adjustments as described in the accompanying notes.

The unaudited pro forma financial information of the Group including CP China Group (hereinafter referred to as the "Enlarged Group") is based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma financial information does not purport to describe the financial information of the Enlarged Group that would have been attained had the Proposed Acquisition been completed at the commencement of the year ended 31 December 2008. Furthermore, the accompanying unaudited pro forma financial information of the Enlarged Group does not purport to predict the Enlarged Group's future results of operation, earnings per share, cash flows and financial position.

1. Unaudited Pro Forma Combined Statement of Comprehensive Income of the Enlarged Group for the year ended 31 December 2008

	Group	CP China Group	*Notes*	Pro forma adjustments	Unaudited pro forma Enlarged Group
	US$'000	*US$'000*		*US$'000*	*US$'000*
	(Note a)	*(Note b)*			
CONTINUING OPERATIONS					
REVENUE	64,492	1,944,630	*(c)*	(2,127)	2,006,995
Cost of sales	(58,424)	(1,720,972)	*(c)*	2,127	(1,777,269)
Gross profit	6,068	223,658		–	229,726
Selling and distribution costs	(3,285)	(68,536)		–	(71,821)
General and administrative expenses	(15,168)	(102,185)	*(c),(d)*	4,797	(112,556)
Other income	10,502	3,316	*(c)*	(7,785)	6,033
Other losses	–	(268)		–	(268)
Finance costs	(5,768)	(17,718)		–	(23,486)
Share of profits and losses of:					
jointly-controlled entities	10,660	2,921		–	13,581
associates	–	5,443		–	5,443
PROFIT/(LOSS) BEFORE TAX	3,009	46,631		(2,988)	46,652
Tax	(30)	(8,718)		–	(8,748)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	2,979	37,913		(2,988)	37,904
DISCONTINUED OPERATIONS					
Profit for the year from discontinued operations	38,314	–	*(e)*	73,825	112,139
PROFIT FOR THE YEAR	41,293	37,913		70,837	150,043
Other comprehensive income:					
Exchange difference on translation	6,048	11,502		–	17,550
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	47,341	49,415		70,837	167,593
Profit attributable to:					
Equity holders of the Company					
– continuing operations	3,856	33,028		(2,988)	33,896
– discontinued operations	41,385	–		73,825	115,210
	45,241	33,028		70,837	149,106
Non-controlling interests					
– continuing operations	(877)	4,885		–	4,008
– discontinued operations	(3,071)	–		–	(3,071)
	(3,948)	4,885		–	937
	41,293	37,913		70,837	150,043
Total comprehensive income attributable to:					
Equity holders of the Company	51,289	44,530		70,837	166,656
Non-controlling interests	(3,948)	4,885		–	937
	47,341	49,415		70,837	167,593

1. Unaudited Pro Forma Combined Statement of Comprehensive Income of the Enlarged Group for the year ended 31 December 2008 (continued)

	Group	CP China Group	*Note*	Pro forma adjustments	Unaudited pro forma Enlarged Group
	US$'000	*US$'000*		*US$'000*	*US$'000*
	(Note a)	*(Note b)*			
Earnings per share attributable to equity holders of the Company:			*(f)*		
For profit for the year from continuing operations	US cent 0.134	N/A		N/A	US cent 0.175
For profit for the year from discontinued operations	US cents 1.432	N/A		N/A	US cent 0.593
For profit for the year	US cents 1.566	N/A		N/A	US cent 0.768

2. Unaudited Pro Forma Combined Statement of Financial Position of the Enlarged Group as at 31 December 2008

	Group	CP China Group	Notes	Pro forma adjustments	Unaudited pro forma Enlarged Group
	US$'000	*US$'000*		*US$'000*	*US$'000*
	(Note a)	*(Note b)*			
NON-CURRENT ASSETS					
Property, plant and equipment	54,350	179,311		–	233,661
Investment properties	563	1,745		–	2,308
Land lease prepayments	1,594	16,030		–	17,624
Interests in jointly-controlled entities	65,473	1,111		–	66,584
Interests in associates	–	29,012		–	29,012
Available-for-sale investment	251	61		–	312
Due from related companies	–	443,341		–	443,341
Goodwill	–	2,596	*(h)*	1,139,401	1,141,997
Deferred tax assets	–	771		–	771
Total non-current assets	122,231	673,978		1,139,401	1,935,610
CURRENT ASSETS					
Inventories	18,589	119,267		–	137,856
Accounts receivable, other receivables and deposits	10,998	15,753	*(c)*	(98)	26,653
Bills receivable	–	1,571		–	1,571
Tax recoverable	316	249		–	565
Due from non-controlling shareholders	–	2,158		–	2,158
Due from related companies	1,150	–		–	1,150
Pledged deposits	–	20,262		–	20,262
Cash and cash equivalents	12,480	55,219		–	67,699
Total current assets	43,533	214,479		(98)	257,914

2. Unaudited Pro Forma Combined Statement of Financial Position of the Enlarged Group as at 31 December 2008 (continued)

	Group *US$'000* *(Note a)*	CP China Group *US$'000* *(Note b)*	*Notes*	Pro forma adjustments *US$'000*	Unaudited pro forma Enlarged Group *US$'000*
CURRENT LIABILITIES					
Accounts payable, other payables and accrued expenses	22,777	103,838	*(c),(d)*	2,890	129,505
Bills payable	–	26,410		–	26,410
Tax payable	2,524	2,972		–	5,496
Provisions for staff bonuses and welfare benefits	615	7,259		–	7,874
Due to non-controlling shareholders	650	4,795		–	5,445
Due to related companies	2,746	–		–	2,746
Interest-bearing bank borrowings	18,187	313,233		–	331,420
Total current liabilities	47,499	458,507		2,890	508,896
NET CURRENT LIABILITIES	(3,966)	(244,028)		(2,988)	(250,982)
TOTAL ASSETS LESS CURRENT LIABILITIES	118,265	429,950		1,136,413	1,684,628
NON-CURRENT LIABILITIES					
Due to related companies	–	152,520		–	152,520
Deferred tax liabilities	1,449	–		–	1,449
Interest-bearing bank borrowings	–	82,259		–	82,259
Total non-current liabilities	1,449	234,779		–	236,228
Net assets	116,816	195,171		1,136,413	1,448,400
EQUITY					
Equity attributable to equity holders of the Company					
Issued capital	28,898	79,228	*(g),(h)*	86,118	194,244
Share premium account	73,897	–	*(g)*	1,127,657	1,201,554
Reserves	4,678	74,374	*(d),(h)*	(77,362)	1,690
	107,473	153,602		1,136,413	1,397,488
Non-controlling interests	9,343	41,569		–	50,912
Total equity	116,816	195,171		1,136,413	1,448,400

3. Unaudited Pro forma Combined Cash Flow Statement of the Enlarged Group for the year ended 31 December 2008

	Group *US$'000* *(Note a)*	CP China Group *US$'000* *(Note b)*	*Notes*	Pro forma adjustments *US$'000*	Unaudited pro forma Enlarged Group *US$'000*
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit before tax					
From continuing operations	3,009	46,631	*(d)*	(2,988)	46,652
From discontinued operations	41,895	–	*(e)*	(73,825)	(31,930)
Adjustments for:					
Interest income	(4,315)	(2,410)		–	(6,725)
Change in fair value of investment properties	(211)	–		–	(211)
Gain on disposal of subsidiaries	(13,387)	–		–	(13,387)
Finance costs	24,677	17,718		–	42,395
Depreciation of items of property, plant and equipment	22,818	19,451		–	42,269
Amortisation of land lease prepayments	976	592		–	1,568
Loss on disposal of items of property, plant and equipment	840	268		–	1,108
Write-down of inventories to net realisable value	–	63		–	63
Write-back of impairment of accounts receivable	(1,544)	(857)		–	(2,401)
Share of profits and losses of:					
Jointly-controlled entities	(16,692)	(2,921)		–	(19,613)
Associates	(2,104)	(5,443)		–	(7,547)
	55,962	73,092		(76,813)	52,241

3. Unaudited Pro forma Combined Cash Flow Statement of the Enlarged Group for the year ended 31 December 2008 (continued)

	Group *US$'000* *(Note a)*	CP China Group *US$'000* *(Note b)*	*Notes*	Pro forma adjustments *US$'000*	Unaudited pro forma Enlarged Group *US$'000*
Increase in amounts due from related companies	(1,612)	(134,958)		–	(136,570)
Decrease/(increase) in inventories	(87,659)	42,184		–	(45,475)
Decrease/(increase) in accounts receivables, other receivables and deposits	(34,998)	10,916	*(c)*	98	(23,984)
Decrease/(increase) in bills receivable	2,564	(239)		–	2,325
Increase in amounts due from non-controlling shareholders	(3,877)	(1,068)		–	(4,945)
Increase/(decrease) in accounts payable, other payables and accrued expenses	100,969	(57,906)	*(c),(d)*	2,890	45,953
Increase in bills payable	3,101	7,596		–	10,697
Increase/(decrease) in provisions for staff bonuses and welfare benefits	1,679	(175)		–	1,504
Increase/(decrease) in amounts due to related companies	5,654	(76,825)	*(e)*	73,825	2,654
Increase in amounts due to non-controlling shareholders	5,324	4,005		–	9,329
Cash generated from/(used in) operations	47,107	(133,378)		–	(86,271)
Interest paid	(24,677)	(17,718)		–	(42,395)
Tax paid	(2,647)	(8,548)		–	(11,195)
Net cash inflow/(outflow) from operating activities	19,783	(159,644)		–	(139,861)

3. Unaudited Pro forma Combined Cash Flow Statement of the Enlarged Group for the year ended 31 December 2008 (continued)

	Group	CP China Group	Pro forma adjustments	Unaudited pro forma Enlarged Group
	US$'000	*US$'000*	*US$'000*	*US$'000*
	(Note a)	*(Note b)*		
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of items of property, plant and equipment	(12,434)	(22,553)	–	(34,987)
Proceeds from disposal of items of property, plant and equipment	3,225	5,198	–	8,423
Additions to land lease prepayments	(437)	(102)	–	(539)
Proceeds from disposal of land lease prepayments	166	108	–	274
Disposal of subsidiaries	8,393	–		8,393
Decrease in interests in jointly-controlled entities	5,168	8,898	–	14,066
Increase in interests in associates	(2,953)	1,422	–	(1,531)
Purchase of available-for-sale investments	(493)	–	–	(493)
Proceeds from disposal of available-for-sale investments	–	63	–	63
Interest received	4,315	2,410	–	6,725
Decrease/(increase) in pledged deposits	4,200	(20,262)	–	(16,062)
Net cash inflow/(outflow) from investing activities	9,150	(24,818)	–	(15,668)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	–	49,478	–	49,478
New bank borrowings	224,657	476,064	–	700,721
Repayment of bank borrowings	(325,381)	(344,057)	–	(669,438)
Increase in non-controlling interests	(222)	(1,397)	–	(1,619)
Net cash inflow/(outflow) from financing activities	(100,946)	180,088	–	79,142

3. Unaudited Pro forma Combined Cash Flow Statement of the Enlarged Group for the year ended 31 December 2008 (continued)

	Group	CP China Group	Pro forma adjustments	Unaudited pro forma Enlarged Group
	US$'000	*US$'000*	*US$'000*	*US$'000*
	(Note a)	*(Note b)*		
NET DECREASE IN CASH AND CASH EQUIVALENTS	(72,013)	(4,374)	–	(76,387)
Effect of exchange rate changes, net	1,641	1,226	–	2,867
Cash and cash equivalents at beginning of year	82,852	58,367	–	141,219
CASH AND CASH EQUIVALENTS AT END OF YEAR	12,480	55,219	–	67,699
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS				
Cash and bank balances	3,409	45,756	–	49,165
Non-pledged time deposits with original maturity of less than three months when acquired	9,071	9,463	–	18,534
	12,480	55,219	–	67,699

4. Notes to Unaudited Pro forma Financial Information

a. The audited consolidated statement of financial position of the Group as at 31 December 2008 and the consolidated statement of comprehensive income and consolidated cash flow statement of the Group for the year then ended were extracted from the published audited annual report of the Group for the year ended 31 December 2008, which is set out in Appendix I to the Circular.

b. The audited combined statement of financial position of CP China Group as at 31 December 2008 and the combined statement of comprehensive income and combined cash flow statement of CP China Group for the year then ended were extracted from the Accountants' Report of CP China Group, which is set out in Appendix II to the Circular.

c. The adjustments represent the elimination of the intersegment sales and purchase amounting to US$2,127,000 and technical service fee amounting to US$7,785,000 for the year ended 31 December 2008 between the Group and CP China Group; and intersegment receivables and payables of US$98,000 as at 31 December 2008 between the Group and CP China Group. This pro forma adjustment is expected to have continuing effect on the Enlarged Group.

d. The adjustment represents the accrual for professional and consultancy fee amounting to US$2,988,000 in accordance to IFRS 3 (Revised) and directly attributable to the acquisition of CP China Group. This pro forma adjustment is not expected to have continuing effect on the Enlarged Group.

e. The adjustment represents the reversal of the loss from discontinued operations arising from the Very Substantial Disposal in 2008 (details of which are set out in the Company's Circular dated 27 May 2008) and related to the feed operation of CP China Group. This pro forma adjustment is not expected to have continuing effect on the Enlarged Group.

4. Notes to Unaudited Pro forma Financial Information (continued)

f. The calculation of earnings per share is set out below:

	Group			Enlarged Group		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Profit for the year						
Total profit for the year	2,979	38,314	41,293	37,904	112,139	150,043
Non-controlling interests	877	3,071	3,948	(4,008)	3,071	(937)
Profit attributable to equity holders	3,856	41,385	45,241	33,896	115,210	149,106
Number of shares in issue of the Company	2,889,730,786	2,889,730,786	2,889,730,786	2,889,730,786	2,889,730,786	2,889,730,786
Issue of 16,534,562,212 Consideration Shares	-	-	-	16,534,562,212	16,534,562,212	16,534,562,212
	2,889,730,786	2,889,730,786	2,889,730,786	19,424,292,998	19,424,292,998	19,424,292,998
Basic earnings per share attributable to equity holders	US cent 0.134	US cents 1.432	US cents 1.566	US cent 0.175	US cent 0.593	US cent 0.768

g. The adjustment represents the issuance of the 16,534,562,212 Consideration Shares of nominal value of US$0.01 each for the acquisition of CP China Group as if the Proposed Acquisition had been completed on 31 December 2008. The share premium arising from the issue of the Consideration Shares is approximately US$1,127,657,000 based on the excess of the market price of US$0.0782 (HK$0.61) of the Company's share quoted at The Stock Exchange of Hong Kong Limited as at 11 December 2009 (date of the Company's announcement of the Proposed Acquisition), over the nominal value of US$0.01 each.

Since the fair value of the Consideration Shares at the completion date of the Proposed Acquisition may be substantially different from the fair value as at 11 December 2009, the share premium arising from the issue of the Consideration Shares could be different from the amount state herein.

4. Notes to Unaudited Pro forma Financial Information (continued)

h. The adjustment represents the elimination of the Group's investment in CP China Group against its combined net assets as at 31 December 2008, comprising share capital and pre-acquisition reserves of CP China Group amounting to US$79,228,000 and US$74,374,000, respectively. Goodwill of US$1,139,401,000 is recognised from the acquisition of CP China Group, which is derived based on the difference between the aggregate fair value of the Consideration Shares as at 11 December 2009 amounting to US$1,293,003,000 and the combined net assets of CP China Group as at 31 December 2008 amounting to US$153,602,000.

The net assets value of CP China Group, based on the carrying amounts of its combined assets and liabilities as at 31 December 2008 as if the Proposed Acquisition had been completed on 31 December 2008 and assumed the fair value of the assets and liabilities approximate to the carrying amounts, will be adjusted upon completion of the Proposed Acquisition with reference to the fair values of its assets, liabilities and contingent liabilities at that date.

Since the fair value of assets and liabilities of CP China Group and the fair value of the Consideration Shares at the completion date of the Proposed Acquisition may be substantially different from the fair values used in the preparation of this Unaudited Pro Forma Financial Information of the Enlarged Group, the final amounts of the identified net assets (including other intangible assets) and goodwill to be recognized in connection with the Proposed Acquisition could be different from the amounts stated herein.

(B) LETTER FROM THE REPORTING ACCOUNTANTS

The following is the text of a report, prepared for the sole purpose of inclusion in this Circular, received from the independent reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong.


ERNST & YOUNG
安 永

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Tel: +852 2846 9888
Fax: +852 2868 4432
www.ey.com

安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓
電話: +852 2846 9888
傳真: +852 2868 4432

31 December 2009

The Board of Directors
C.P. Pokphand Co. Ltd.

Dear Sirs,

We report on the unaudited pro forma financial information (the "Unaudited Pro Forma Financial Information") of C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (collectively the "Group"), set out in Appendix III to the circular dated 31 December 2009 (the "Circular") issued by the Company in connection with the proposed acquisition of the entire equity interest in CP China Investment Limited (the "Proposed Acquisition") by the Company pursuant to a sale and purchase agreement (the "Sale and Purchase Agreement") dated 11 December 2009 entered into between the Company and Orient Success International Limited. The pro forma financial information is unaudited and has been prepared by the directors of the Company (the "Directors"), solely for illustrative purposes, to provide information about how the Proposed Acquisition as described in the accompanying introduction to the Unaudited Pro Forma Financial Information might have affected the historical financial information in respect of the Group presented in Appendix I to the Circular. The basis of preparation of the Unaudited Pro Forma Financial Information is set out in the accompanying introduction and the notes to the Unaudited Pro Forma Financial Information in section (A) of Appendix III to the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or a review made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the Unaudited Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Enlarged Group as at 31 December 2008 or any future date; or
- the results of operations and cash flows of the Enlarged Group for the year ended 31 December 2008 or any future periods; or
- the earnings per share of the Enlarged Group for the year ended 31 December 2008 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully,
ERNST & YOUNG
Certified Public Accountants
Hong Kong

THE CPP GROUP

The following is the management discussion and analysis of the CPP Group's financial conditions and results of operations for each of the three years ended 31 December 2008 and the six months ended 30 June 2009.

Review for the year ended 31 December 2006

Turnover and gross profits

Turnover of the CPP Group for the year ended 31 December 2006 amounted to approximately US$1,691.5 million. Gross profit amounted to approximately US$168.7 million.

The CPP Group's agribusiness was organized into four business lines: feed, food integration, breeding and rearing, and biochemical products. Compared with 2005, the consolidated turnover of the CPP Group's agribusiness fell 7.7% to US$1,691.5 million. The CPP Group's feed business, food integration business, and breeding and rearing business were affected by the falling prices for feed, poultry meat and hog meat in China. There was still the bird flu haze in China in the first eight months of 2006, along with the emergence of swine high fever in May, causing those prices to tumble. Coupled with the escalation of raw material costs in 2006, the CPP Group's overall gross profit margin decreased slightly from 11.0% to 10.0%.

In 2006, the feed business accounted for 56.1% of the CPP Group's consolidated turnover (2005: 65.9%). Under the weakening breeding and rearing environment of poultry in China, the consolidated turnover of the feed business was reduced to US$949.3 million, and the gross profit also fell to US$120.6 million, reducing the gross profit margin from 14.7% to 12.7%. The CPP Group's feed products mainly include poultry, swine, and aqua feed. Poultry and swine feed accounted for the majority, approximately 47.9% and 36.1% of the total, respectively. From the second half of 2005 to August 2006, both the swine and poultry breeding industries were under the threat of animal borne epidemic diseases; as the number of livestock raised by the breeders dropped, demand for feed in the market also fell. Even though market demand for feed rebounded rapidly after August, the average unit price for feed sold in the market in 2006 overall was lower than in 2005.

The integrated food business was the second largest business of the CPP Group. In year 2006, consolidated turnover of the integrated food business accounted for 27.7% (2005: 21.7%) of the consolidated turnover of the CPP Group, amounting to US$468.0 million. Consolidated sales volume of food products rose from 202,000 tonnes in 2005 to 228,000 tonnes, whereas gross profit dropped to US$17.7 million.

Breeding and rearing business accounted for about 5.0% (2005: 2.4%) of the CPP Group's consolidated turnover. During the year under review, consolidated turnover rose to US$85.1 million while gross profit increased to US$4.3 million. During 2006, the animal husbandry industries in some provinces of China were still under the influence of the bird flu, and poultry breeding and sales grew weaker. Fortunately, the CPP Group's animal husbandry companies in the Guangxi and Yunnan regions were not affected, and their broilers' selling prices and sales volumes rose an average of 12% and 75%, respectively, generating an increase in the overall turnover of the CPP Group's poultry business.

The CPP Group's biochemical products include Chlortetracycline ("**CTC**"), Di-Calcium Phosphate and L-Lysine monohydrochloride ("**L-Lysine**"). Turnover of this segment accounted for 4.9% of the CPP Group's consolidated turnover (2005: 4.8%). Consolidated turnover for the biochemical business was US$83.2 million, a decrease of 5.6% as compared to 2005 while gross profit margin rose slightly from 17.8% to 18.0%.

The CPP Group's industrial business involves the sale of motorcycles, automotive accessories and carburetors, and the distribution of the full range of Caterpillar products. Riding on the growth of Chinese economic development, the combined turnover of the industrial business was US$302.0 million in 2006, an increase of US$44.0 million, or 17.1% as compared with 2005.

Effective from 1 April 2006, excise tax for low-exhaust motorcycles with 250cc or lower has been reduced to 3% from 10% by the Chinese government, benefiting the CPP Group's Luoyang Northern Ek Chor Motorcycle Company Limited ("**Northern Ek Chor**") since it produces low-exhaust motorcycles. Though raw material prices of major metals (i.e. zinc, aluminum) for the production of motorcycles remained high in 2006 causing a rise in the production cost, the CPP Group still registered a 15% growth in motorcycles sales and an 11% gross profit margin.

Segment Information

Business segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's business segments.

Consolidated income statement

2006	Feedmill and poultry operations and trading of agricultural products *(US$'000)*	Manufacture and sale of motorcycles and accessories for automotives and trading of machinery [1] *(US$'000)*	Investment and property holding *(US$'000)*	Total *(US$'000)*
Segment revenue				
Total sales	1,872,469	–	69	1,872,538
Intrasegment sales	(181,017)	–	(64)	(181,081)
Sales to external customers	1,691,452	–	5	1,691,457
Segment results	(6,390)	(3,299)	(2,709)	(12,398)
Other income	2,344	–	261	2,605
Other losses	(7,124)	–	(58)	(7,182)
Interest income				897
Finance costs				(34,601)
Share of profits and losses of jointly-controlled entities	(5,128)	6,410	–	1,282
Share of profits and losses of associates	1,704	–	–	1,704
Loss before tax				(47,693)
Tax				(6,638)
Loss for the year				(54,331)

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities.

Consolidated balance sheet

2006	Feedmill and poultry operations and trading of agricultural products (US$'000)	Manufacture and sale of motorcycles and accessories for automotives and trading of machinery [1] (US$'000)	Investment and property holding (US$'000)	Total (US$'000)
Interests in jointly controlled entities	35,933	47,114	–	83,047
Interests in associates	26,801	–	–	26,801
Segment assets	838,435	4,124	17,316	859,875
Unallocated assets				2,058
Total assets				971,781
Segment liabilities	295,138	4,005	3,154	302,297
Unallocated liabilities				567,974
Total liabilities				870,271
Other segment information				
Additions to property, plant and equipment and land lease prepayments	57,929	208	536	58,673
Depreciation and amortisation	51,602	231	227	52,060
Impairment losses of items of property, plant and equipment	5,785	–	–	5,785

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities of its industrial sector.

Geographical segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's geographical segments.

Consolidated income statement

2006	**Hong Kong** *(US$'000)*	**Mainland China** *(US$'000)*	**Total** *(US$'000)*
Segment revenue			
Total sales	69	1,872,469	1,872,538
Intrasegment sales	(64)	(181,017)	(181,081)
Sales to external customers	5	1,691,452	1,691,457
Segment results	(2,706)	(9,692)	(12,398)
Other income	–	2,605	2,605
Other losses	–	(7,182)	(7,182)
Interest income			897
Finance costs			(34,601)
Share of profits and losses of jointly-controlled entities	–	1,282	1,282
Share of profits and losses of associates	–	1,704	1,704
Loss before tax			(47,693)
Tax			(6,638)
Loss for the year			(54,331)

Consolidated balance sheet

2006	Hong Kong	Mainland China	Total
	(US$'000)	*(US$'000)*	*(US$'000)*
Interests in jointly-controlled entities	–	83,047	83,047
Interests in associates	–	26,801	26,801
Segment assets	20,304	839,571	859,875
Unallocated assets			2,058
Total assets			971,781
Segment liabilities	1,883	300,414	302,297
Unallocated liabilities			567,974
Total liabilities			870,271
Other segment information			
Additions to property, plant and equipment and land lease prepayments	536	58,137	58,673
Depreciation and amortization	227	51,833	52,060
Impairment of items of property, plant and equipment	–	5,785	5,785

Profits for the year

As at 31 December 2006, profit for the year was a loss of US$54.3 million and profit attributable to equity holders of the CPP Group amounted to approximately a loss of US$49.7 million.

Liquidity, Financial resources and Capital structure

The CPP Group financed its operations through a combination of funds generated from operations, short term and long term bank loans and proceeds from the disposal of certain assets and investments.

As at 31 December 2006, the CPP Group had total assets of approximately US$971.8 million. As at 31 December 2006, the CPP Group had current assets and liabilities of approximately US$343.3 million and US$742.7 million, respectively.

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the net asset value) representing gearing ratio were US$563.1 million and 554.7%, respectively. Most of the loans borrowed by the CPP Group were in U.S. dollars and RMB, and the interest rates ranged from 4.6% to 9.4% per annum. The CPP Group had not engaged in any derivative for hedging against interest or exchange rates.

As at 31 December, 2006, the CPP Group had cash and cash equivalents of US$55.1 million.

Exchange Rate

All sales in the PRC were denominated in RMB, and export sales were denominated in foreign currencies. Foreign currencies were required for purchase of imported raw materials, parts and components, and the CPP Group kept necessary foreign currencies to meet its operational needs. The Directors considered the appreciation of RMB in 2006 had insignificant impact on the CPP Group's business.

Charges on CPP Group assets

As at 31 December 2006, out of the total borrowings of US$563.1 million obtained by the CPP Group, only US$195.0 million were secured and accounted for 34.6% of the total. Certain of the CPP Group's property, plant and equipment and land lease prepayments located in Mainland China with net book value of US$205.6 million have been pledged as security for various short and long term bank loans.

Contingent Liabilities

As at 31 December 2006, the guarantees provided by the CPP Group were US$9.4 million.

Employees and Remuneration Policies

As at 31 December 2006, the CPP Group employed around 32,000 staff (including 9,900 staff from its jointly-controlled entities and associates) in the PRC and Hong Kong. A Remuneration Committee had been set up to review the remuneration policies and packages of directors and senior management. The CPP Group remunerated its employees based on their performance, experience and prevailing market rate while performance bonuses were granted on a discretionary basis. Other employee benefits included insurance and medical coverage, subsidized training programmes, in-house technical training as well as a share option scheme.

Review for the year ended 31 December 2007

Turnover and gross profits

Turnover of the CPP Group for the year ended 31 December 2007 amounted to approximately US$2,284.8 million, an increase of 35.1% compared to the same period in 2006, benefiting from the escalation in prices for agricultural products as well as increases in market demand. All of the operating divisions under agribusiness, namely feed, food integration, breeding and rearing as well as biochemical businesses, reported growth in turnover.

As at 31 December 2007, the CPP Group's gross profit increased US$80.1 million from 2006 to US$248.8 million.

The CPP Group's turnover in 2007 was largely derived from feed business which accounted for 59.2%. Compared with 2006, turnover increased by 42.5% to US$1,352.9 million, driven by an encouraging environment in the domestic breeding and rearing industry. During the year under review, sales volume of feed rose 16.8% to 4,145,000 tonnes, in which poultry feed and swine feed constituted the vast majority of our feed products.

For the CPP Group's food integration business, the CPP Group applied the vertically integrated model to produce all its raw and cooked food products. Riding on the escalation in prices for agricultural products in China, the turnover of food integration increased by 14.3% to US$534.7 million (2006: US$468.0 million), accounting for 23.4% of the CPP Group's turnover. Its gross profit margin rose from 3.8% to 7.8%.

For the CPP Group's breeding and rearing business, turnover reached US$143.6 million, an improvement which was driven largely by a domestic price surge in livestock products. Yet, totals sales volume of the CPP Group's day-old chicks dropped about 20% caused by the CPP Group's level of livestock inventories being unable to meet the market demand.

The CPP Group also engaged in the manufacturing and sales of CTC and had an annual production capacity of 42,100 tonnes for feed-grade CTC and 950 tonnes for Hydrochloride CTC. The biochemical business in 2007 maintained stable performance, with turnover reported US$85.4 million, and gross profit margin a slight drop to 17.3% (2006: 18.0%). Turnover of the feed-grade CTC and the Hydrochloride CTC, two of the main products, accounted for approximately 59.7% and 17.0%, respectively, of the turnover of this segment.

The CPP Group's industrial business contributed to a profit of US$5.8 million, up 86.3% as compared to the same period in 2006, this was mainly due to strong market demand.

Segment Information

Business segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's business segments.

Consolidated income statement

2007	Feedmill and poultry operations and trading of agricultural products (US$'000)	Manufacture and sale of motorcycles and accessories for automotives and trading of machinery [1] (US$'000)	Investment and property holding (US$'000)	Total (US$'000)
Segment revenue				
Total sales	2,507,783	–	971	2,508,754
Intrasegment sales	(223,021)	–	(961)	(223,982)
Sales to external customers	2,284,762	–	10	2,284,772
Segment results	67,790	(2,167)	(2,622)	63,001
Other income	19,371	–	559	19,930
Other losses	(39,602)	–	–	(39,602)
Interest income				3,751
Finance costs				(40,137)
Share of profits and losses of jointly-controlled entities	(4,515)	7,992	–	3,477
Share of profits of associates	3,397	–	–	3,397
Profit before tax				13,817
Tax				(9,660)
Profit for the year				4,157

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities.

Consolidated balance sheet

2007	Feedmill and poultry operations and trading of agricultural products (US$'000)	Manufacture and sale of motorcycles and accessories for automotives and trading of machinery [1] (US$'000)	Investment and property holding (US$'000)	Total (US$'000)
Interests in jointly-controlled entities	(4,357)	56,523	–	52,166
Interests in associates	27,642	–	–	27,642
Segment assets	955,765	4,539	21,293	981,597
Unallocated assets				153
Total assets				1,061,558
Segment liabilities	381,988	3,276	115	385,379
Unallocated liabilities				562,977
Total liabilities				948,356
Other segment information				
Additions to property, plant and equipment and land lease prepayments	45,121	216	37	45,374
Depreciation and amortisation	55,617	199	332	56,148
Impairment of items of property, plant and equipment	29,044	–	–	29,044

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities of its industrial sector.

Geographical segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's geographical segments.

Consolidated income statement

2007	Hong Kong	Mainland China	Total
	(US$'000)	*(US$'000)*	*(US$'000)*
Segment revenue			
Total sales	971	2,507,783	2,508,754
Intrasegment sales	(961)	(223,021)	(223,982)
Sales to external customers	10	2,284,762	2,284,772
Segment results	(2,622)	65,623	63,001
Other income	928	19,002	19,930
Other losses	–	(39,602)	(39,602)
Interest income			3,751
Finance costs			(40,137)
Share of profits and losses of jointly-controlled entities	–	3,477	3,477
Share of profits and losses of associates	–	3,397	3,397
Profit before tax			13,817
Tax			(9,660)
Profit for the year			4,157

Consolidated balance sheet

2007	Hong Kong *(US$'000)*	Mainland China *(US$'000)*	Total *(US$'000)*
Interests in jointly-controlled entities	–	52,166	52,166
Interests in associates	–	27,642	27,642
Segment assets	20,188	961,409	981,597
Unallocated assets			153
Total assets			1,061,558
Segment liabilities	4,495	380,884	385,379
Unallocated liabilities			562,977
Total liabilities			948,356
Other segment information			
Additions to property, plant and equipment and land lease prepayments	37	45,337	45,374
Depreciation and amortisation	332	55,816	56,148
Impairment of items of property, plant and equipment	–	29,044	29,044

Profits for the year

As at 31 December 2007, the CPP Group recorded a profit of US$4.2 million (2006: a loss of US$54.3 million). Profit attributable to equity holders amounted to US$2.5 million, turning around last year's loss of US$49.7 million.

Liquidity, Financial resources and Capital structure

The CPP Group financed its operations through a combination of funds generated from operations, short term and long term bank loans.

As at 31 December 2007, the CPP Group had total assets of US$1,061.6 million, increased by 9.2% as compared with US$971.8 million in 2006. As at 31 December 2007, the CPP Group had current assets and liabilities of approximately US$467.0 million and US$822.8 million, respectively.

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests) representing gearing ratio were US$557.7 million and 492.6%, respectively, as compared to US$563.1 million and 554.7% as at 31 December 2006. Most of the borrowings obtained by the CPP Group were in U.S. dollars and RMB, and the interest rates ranged from 4.9% to 9.8% per annum. The CPP Group had not engaged in any derivative for hedging against both the interest and exchange rate.

As at 31 December 2007, the CPP Group had cash and cash equivalents of US$82.9 million, an increase of US$27.8 million as compared to 31 December 2006.

Exchange Rate

All sales in the PRC were denominated in RMB, and export sales were denominated in foreign currencies. Foreign currencies were required for purchase of imported raw materials, parts and components, and the CPP Group kept necessary foreign currencies to meet its operational needs. The Board considered the appreciation of RMB in the year had insignificant impact on the CPP Group's business.

Charges on CPP Group assets

As at 31 December 2007, out of the total borrowings of US$557.7 million (2006: US$563.1 million) obtained by the CPP Group, only US$188.3 million (2006: US$195.0 million) were secured and accounted for 33.8% (2006: 34.6%) of the total. Certain of the CPP Group's property, plant and equipment and lease prepayments located in the PRC and Hong Kong and fixed deposit with net book value of US$245.0 million (2006: US$215.8 million) had been pledged as security for various short and long term bank loans.

Contingent Liabilities

As at 31 December 2007, the guarantees provided by the CPP Group were US$27.8 million, an increase of US$18.4 million as compared to that of year 2006.

Employees and Remuneration Policies

As at 31 December 2007, the CPP Group employed around 33,000 staff (including 9,700 staff from its jointly-controlled entities and associates) in the PRC and Hong Kong. The CPP Group remunerated its employees based on their performance, experience and prevailing market rate while performance bonuses were granted on a discretionary basis. Other employee benefits included insurance and medical coverage, subsidized training programmes, in-house technical trainings as well as a share option scheme.

Review for the year ended 31 December 2008

Material Acquisitions and Disposals of Subsidiaries and Associated Companies

During the year, the Company entered into an agreement to dispose its equity interest in Chia Tai China Agro, Chia Tai Investment, C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "**Disposed CPP Group**") including the advances made by the Company to Chia Tai China Agro of approximately US$119,656,000 to its related company, CP China Investment Limited (the "**Purchaser**") which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000, resulting a gain on disposal of subsidiaries of US$13,387,000.

The Disposed CPP Group was engaged in feedmill and poultry operations and trading of agricultural products and was a separate business segment in Mainland China. The sale of the agribusiness was approved by the independent shareholders of the Company on 19 June 2008. As at 31 December 2008, no assets or liabilities of the CPP Group were attributable to the discontinued operations.

Reasons for disposal

For the past five years, the financial performance of the CPP Group's agribusiness had been negatively impacted by the intermittent outbreaks of animal-borne diseases, the import ban imposed on certain agribusiness products in some important export markets, rising raw material prices and pricing pressure from local competitors. As a result, the operating environment in the PRC had become increasingly difficult for the CPP Group's agribusiness with prices for agricultural commodities continuing to rise while the RMB continued to strengthen. Moreover, the outlook of the CPP Group's agribusiness had become unclear given the prevailing preventive measures implemented by the PRC authorities to curb inflation by controlling food and livestock prices. Additionally, due to its high interest bearing debts incurred primarily to sustain the CPP Group's agribusiness operations, the CPP Group was burdened with a high debt/total equity gearing ratio of 492.6% (as of 31 December 2007) and its operating profit had been adversely affected by the substantial finance costs.

Turnover and gross profits

Turnover of continuing business of the CPP Group for the year ended 31 December 2008 amounted to approximately US$64.5 million, a fall of 3.6% from previous year. Sales of the CPP Group's motorcycles increased 7.5% to 497,700 units, in which cubs accounted for 75.5% of the total units.

Revenue of the CPP Group's CTC business in 2008 was slightly down by 3.7% to US$64.4 million. Sales of the feed-grade CTC ("**FG CTC**") dropped 6.1% to US$49.1 million, which accounted for 76.2% (2007: 78.1%) of the CPP Group's CTC revenue. On the other hand, sales of Hydrochloride CTC ("**HCL CTC**") grew 5.9% to US$15.3 million. About 40% of FG CTC sales volume came from the domestic market. In 2008, the CPP Group's domestic sales volume of FG CTC recorded stable growth, slightly up 2.6%. This was the result of the CPP Group's continuing effort in strengthening its sales in the domestic market: sourcing new customers, improving product quality, as well as expanding FG CTC's application use.

Gross profit of continuing business dropped 60.3% to US$6.1 million, with gross profit margin of the CPP Group's CTC business declining from 17.3% in 2007 to 9.3%. The reduction in gross profit margin was primarily the result of a rise in raw material and energy production costs, as well as ineffective fermentation during the production process which inadvertently increased raw material consumption and reduced production efficiency.

Segment Information

Business segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's business segments.

Consolidated income statement

	Continuing operations				Discontinued operations			
2008	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery [1]	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
Segment revenue								
Total sales	65,744	-	722	66,466	1,242,723	-	1,242,723	1,309,189
Intrasegment sales	(1,300)	-	(674)	(1,974)	(98,054)	-	(98,054)	(100,028)
Sales to external customers	64,444	-	48	64,492	1,144,669	-	1,144,669	1,209,161
Segment results	(1,567)	(4,115)	(6,703)	(12,385)	35,931	77	36,008	23,623
Other income	427	16	9,921	10,364	-	-	-	10,364
Other losses	-	-	-	-	(904)	-	(904)	(904)
Interest income				138			4,177	4,315
Gain on disposal of subsidiaries				-			13,387	13,387
Finance costs				(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	-	10,660	-	10,660	6,032	-	6,032	16,692
Share of profits and losses of associates	-	-	-	-	2,104	-	2.104	2,104
Profit before tax				3,009			41,895	44,904
Tax				(30)			(3,581)	(3,611)
Profit for the year				2,979			38,314	41,293

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities of its industrial sector.

Consolidated balance sheet

	Continuing operations				Discontinued operations			
2008	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery [1]	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
Interests in jointly-controlled entities	–	65,473	–	65,473	–	–	–	65,473
Segment assets	68,517	10,427	21,031	99,975	–	–	–	99,975
Unallocated assets				316			–	316
Total assets				165,764			–	165,764
Segment liabilities	23,372	1,091	3,768	28,231	–	–	–	28,231
Unallocated liabilities				20,717			–	20,717
Total liabilities				48,948			–	48,948
Other segment information								
Additions to property, plant and equipment and land lease prepayments	1,503	274	26	1,803	11,068	–	11,068	12,871
Depreciation and amortisation	4,370	169	270	4,809	18,973	12	18,985	23,794

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities of its industrial sector.

Geographical segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's geographical segments.

Consolidated income statement

	Continuing operations			Discontinued operations			
2008	**Hong Kong**	**Mainland China**	**Total**	**Hong Kong**	**Mainland China**	**Total**	**Consolidated**
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
Segment revenue							
Total sales	722	65,744	66,466	–	1,242,723	1,242,723	1,309,189
Intrasegment sales	(674)	(1,300)	(1,974)	–	(98,054)	(98,054)	(100,028)
Sales to external customers	48	64,444	64,492	–	1,144,669	1,144,669	1,209,161
Segment results	(6,703)	(5,682)	(12,385)	77	35,931	36,008	23,623
Other income	427	9,937	10,364	–	–	–	10,364
Other losses	–	–	–	–	(904)	(904)	(904)
Interest income			138			4,177	4,315
Gain on disposal of subsidiaries			–			13,387	13,387
Finance costs			(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	–	10,660	10,660	–	6,032	6,032	16,692
Share of profits and losses of associates	–	–	–	–	2,104	2,104	2,104
Profit before tax			3,009			41,895	44,904
Tax			(30)			(3,581)	(3,611)
Profit for the year			2,979			38,314	41,293

Consolidated balance sheet

2008	Continuing operations			Discontinued operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
Interests in jointly-controlled entities	–	65,473	65,473	–	–	–	65,473
Segment assets	21,031	78,944	99,975	–	–	–	99,975
Unallocated assets			316			–	316
Total assets			165,764			–	165,764
Segment liabilities	3,768	24,463	28,231	–	–	–	28,231
Unallocated liabilities			20,717			–	20,717
Total liabilities			48,948			–	48,948
Other segment information							
Additions to property, plant and equipment and land lease prepayments	26	1,777	1,803	–	11,068	11,068	12,871
Depreciation and amortisation	270	4,539	4,809	12	18,973	18,985	23,794

Profits for the year

The CPP Group's continuing business posted a profit of US$3.0 million (2007: a loss of US$8.9 million), excluding an extraordinary gain of approximately US$13.4 million due to the disposal of its agricultural business.

Liquidity, Financial resources and Capital structure

The CPP Group financed its operations through a combination of funds generated from operations and short term bank loans.

As at 31 December 2008, the CPP Group had total assets of US$165.8 million, decreased by 84.4% as compared with US$1,061.6 million as at 31 December 2007. Significant decrease in total assets was resulted from the disposal of its agriculture business.

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) representing gearing ratio were US$18.2 million and 15.6%, respectively, as compared to US$557.7 million and 492.6% as at 31 December 2007. Significant improvement in financial position was resulted from the disposal of the agriculture business during 2008. Most of the borrowings by the CPP Group were in U.S. dollars and RMB, and the interest rates ranged from 5.7% to 8.2% per annum. The CPP Group had not engaged in any derivatives for hedging against both the interest and exchange rate.

As at 31 December 2008, the CPP Group had cash and cash equivalents of US$12.5 million, a decrease of US$70.4 million as compared to that of year 2007, in which approximately US$74.4 million represented the cash and cash equivalents of the Disposed CPP Group.

Exchange Rate

All sales in the PRC were transacted in RMB, and export sales were transacted in foreign currencies. Foreign currencies were required for purchase of imported raw materials, parts and components, and the CPP Group kept necessary foreign currencies to meet its operational needs. The Board considered the appreciation of RMB during 2008 had no material impact on the CPP Group's business.

Charges on CPP Group assets

As at 31 December 2008, all of the borrowings obtained by the CPP Group were unsecured, where as in 2007 secured borrowings accounted for 33.8% of the total. As at 31 December 2007, certain of the CPP Group's property, plant and equipment and land lease prepayments located in Mainland China with net book values of US$209.9 million and US$30.9 million, respectively, and pledged deposits of US$4.2 million had been pledged as security for various short and long term bank loans.

Contingent Liabilities

As at 31 December 2008, the guarantee provided by the CPP Group was US$30.6 million which was an increase of US$2.8 million as compared to 31 December 2007.

Employees and Remuneration Policies

As at 31 December 2008, the CPP Group employed around 6,700 staff (including 5,900 staff from its jointly-controlled entities) in the PRC and Hong Kong. The CPP Group remunerated its employees based on their performance, experience and prevailing market rate while performance bonuses were granted on a discretionary basis. Other employee benefits included insurance and medical coverage, subsidized training programmes, in-house technical trainings as well as a share option scheme.

Review for the six months ended 30 June 2009

Turnover and gross profits

Turnover of continuing business of the CPP Group for the six months ended 30 June 2009 amounted to approximately US$31.5 million, a decrease of 11.7% compared to the same period in 2008.

Turnover of the CPP Group's CTC business fell 11.7% year-on-year to US$31.4 million in the first half. Domestic sales and export sales were 28.3% and 71.7%, respectively, of the total turnover, under which sales of its major products, FG CTC and HCL CTC, accounted for 70.0% and 30.0%, respectively. Weak overseas market demand of FG CTC, plus aggressive industry-wide sales campaigns to reduce inventories have further added sales and pricing pressures on the CPP Group's CTC business. Under this difficult operating environment, domestic sales of the CPP Group's FG CTC dropped 10.5% year-on-year to 6,800 tonnes; HCL CTC fell 14.7% to 21 tonnes. However, compared with the second half of 2008, domestic sales volume of both FG CTC and HCL CTC showed signs of improvement, increasing 4.4% and 25.1%, respectively.

Similarly for the CPP Group's motorcycle business, domestic sales slid 18.2% year-on-year to 200,700 units while export sales tumbled 46.8% year-on-year to 27,500 units in the first half of 2009. Nevertheless, domestic sales were gradually returning to a normal level, growing more than 20% as compared with the second half of 2008.

Segment Information

Business segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's business segments.

Consolidated income statement

For the six months ended 30 June 2009 (unaudited)	Continuing operations				Discontinued operations			
	Manufacture and sale of chlortetracycline products (US$'000)	Manufacture and sale of motorcycles and automobile accessories and trading of machinery [1] (US$'000)	Investment and property holding (US$'000)	Total (US$'000)	Feedmill and poultry operations and trading of agricultural products (US$'000)	Investment and property holding (US$'000)	Total (US$'000)	Consolidated (US$'000)
Segment revenue								
Total sales	31,381	–	138	31,519	–	–	–	31,519
Intrasegment sales	–	–	–	–	–	–	–	–
Sales to external customers	31,381	–	138	31,519	–	–	–	31,519
Segment results	(174)	(1,623)	(1,725)	(3,522)	–	–	–	(3,522)
Other income	63	138	7	208	–	–	–	208
Other losses	(70)	–	–	(70)	–	–	–	(70)
Finance costs	(560)	(20)	–	(580)	–	–	–	(580)
Share of profits and losses of jointly-controlled entities	–	7,457	–	7,457	–	–	–	7,457
Profit/(loss) before tax	(741)	5,952	(1,718)	3,493	–	–	–	3,493
Tax	–	–	–	–	–	–	–	–
Profit/(loss) for the period	(741)	5,952	(1,718)	3,493	–	–	–	3,493

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities.

Consolidated balance sheet

For the six months ended 30 June 2009 (unaudited)	Continuing operations				Discontinued operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery [1]	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
Segment assets	67,046	6,068	18,808	91,922	-	-	-	91,922
Interests in jointly-controlled entities	-	76,552	-	76,552	-	-	-	76,552
Total assets	67,046	82,620	18,808	168,474	-	-	-	168,474

Note:

1. These activities were conducted through the CPP Group's jointly-controlled entities.

Geographical segments

The following table provides an analysis of the CPP Group's revenue, profit/(loss) and certain assets, liabilities and expenditure information for the CPP Group's geographical segments.

Consolidated income statement

For the six months ended 30 June 2009 (unaudited)	Continuing operations			Discontinued operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	(US$'000)	(US$'000)	(US$'000)	(US$'000)	(US$'000)	(US$'000)	(US$'000)
Segment revenue							
Total sales	71	31,448	31,519	–	–	–	31,519
Intrasegment sales	–	–	–	–	–	–	–
Sales to external customers	71	31,448	31,519	–	–	–	31,519
Segment results	(3,477)	(45)	(3,522)	–	–	–	(3,522)
Other income	144	64	208	–	–	–	208
Other losses	–	(70)	(70)	–	–	–	(70)
Finance costs	(20)	(560)	(580)	–	–	–	(580)
Share of profits and losses of jointly-controlled entities	–	7,457	7,457	–	–	–	7,457
Profit/(loss) before tax	(3,353)	6,846	3,493	–	–	–	3,493
Tax	–	–	–	–	–	–	–
Profit/(loss) for the period	(3,353)	6,846	3,493	–	–	–	3,493

Consolidated balance sheet

For the six months ended 30 June 2009 (unaudited)	Continuing operations			Discontinued operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	(US$'000)	(US$'000)	(US$'000)	(US$'000)	(US$'000)	(US$'000)	(US$'000)
Segment assets	18,911	73,011	91,922	–	–	–	91,922
Interests in jointly-controlled entities	–	76,552	76,552	–	–	–	76,552
Total assets	18,911	149,563	168,474	–	–	–	168,474

Profits for the period

For the six-month period ended 30 June 2009, the CPP Group recorded a profit from continuing operations attributable to the equity holders of the CPP Group of US$3.8 million, a decrease of 49.9%, compared to the same period in 2008.

Liquidity and financial resources

The CPP Group financed its operations through a combination of funds generated from operations and short-term bank loans.

As at 30 June 2009, the CPP Group had total assets of US$168.5 million, increased by 1.6% as compared with US$165.8 million as at 31 December 2008.

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) representing gearing ratio were US$15.8 million and 13.1% respectively, as compared to US$18.2 million and 15.6% as at 31 December 2008. Most of the borrowings by the CPP Group are in U.S. dollars and RMB, and the interest rates ranged from 4.3% to 8.2% per annum. The CPP Group had not engaged in any derivatives for hedging against both the interest and exchange rate.

The CPP Group had cash and cash equivalents of US$5.2 million as at 30 June 2009, a decrease of US$7.3 million compared with 31 December 2008.

Exchange Rate

All sales in the PRC were transacted in RMB, and export sales were transacted in foreign currencies. Foreign currencies were required for purchase of imported raw materials, parts and components, and the CPP Group kept necessary foreign currencies to meet its operational needs. The Board considered the appreciation of RMB during the period had no material impact on the CPP Group's business.

Charges on CPP Group assets

As at 30 June 2009, out of the total borrowings of US$15.8 million (31 December 2008: US$18.2 million) obtained by the CPP Group, US$4.1 million (31 December 2008: nil) were secured and accounted for 25.6% of the total. Certain of the CPP Group's property, plant and equipment, and lease prepayments which are located in the PRC with net book value totalled US$9.1 million (31 December 2008: nil) have been pledged as securities for various short term bank loans.

Contingent Liabilities

As at 30 June 2009, the guarantee provided by the CPP Group was US$30.6 million (31 December 2008: US$30.6 million).

Employees and Remuneration Policies

As at 30 June 2009, the CPP Group employed around 6,700 staff (including 5,600 staff from its jointly-controlled entities) in PRC and Hong Kong. The CPP Group remunerated its employees based on their performance, experience and prevailing market rate while performance bonuses were granted on a discretionary basis. Other employee benefits included insurance and medical coverage, subsidized training programmes, in-house technical trainings as well as a share option scheme.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESTRUCTURED CPI GROUP

The following is the management discussion and analysis of the combined financial conditions and results of operations of the Restructured CPI Group prepared under IFRSs for the three years ended 31 December 2008 and the six months ended 30 June 2009.

Review for the year ended 31 December 2006

The combined revenues of the Restructured CPI Group for the year ended 31 December 2006 amounted to US$1,022,447,000. Combined gross profit amounted to approximately US$121,750,000 and profit attributable to equity holders of the Restructured CPI Group amounted to approximately US$5,320,000.

As at 31 December 2006, the Restructured CPI Group had combined current assets and liabilities of approximately US$169,537,000 and US$367,247,000, respectively.

As at 31 December 2006, the Restructured CPI Group had combined total assets of approximately US$663,219,000 and combined total liabilities of approximately US$594,166,000. As at 31 December 2006, the borrowings to equity ratio (i.e. total borrowings divided by total equity) representing gearing ratio of the Restructured CPI Group was approximately 364.6%.

As at 31 December 2006, tangible fixed assets of the Restructured CPI Group amounted to net book value of approximately US$168,344,000.

There was no significant investment, material acquisition or disposal of subsidiaries and associated companies for the Restructured CPI Group during the year ended 31 December 2006.

Review for the year ended 31 December 2007

The combined revenues of the Restructured CPI Group for the year ended 31 December 2007 amounted to approximately US$1,413,423,000, representing an increase of approximately 38.2% as compared to that of year 2006. Combined gross profit amounted to approximately US$144,059,000, representing an increase of approximately 18.3% as compared to that of year 2006 and profit attributable to equity holders of the Restructured CPI Group amounted to approximately US$14,940,000, representing an increase of approximately 180.8% as compared to that of year 2006.

As at 31 December 2007, the Restructured CPI Group had combined current assets and liabilities of US$248,429,000 and US$445,654,000, respectively.

As at 31 December 2007, the Restructured CPI Group had combined total assets of approximately US$781,274,000, representing an increase of approximately 17.8% as compared to the amount of combined total asset as at 31 December 2006. As at 31 December 2007, the Restructured CPI Group had combined total liabilities of approximately US$683,708,000, representing an increase of approximately 15.1% as compared to the amount of combined total liabilities as at 31 December 2006. As at 31 December 2007, the borrowings to equity ratio representing gearing ratio of the Restructured CPI Group was approximately 270.0%.

As at 31 December 2007, tangible fixed assets of the Restructured CPI Group amounted to net book value of approximately US$172,728,000.

There was no significant investment, material acquisition or disposal of subsidiaries and associated companies for the Restructured CPI Group during the year ended 31 December 2007.

Review for the year ended 31 December 2008

The combined revenues of the Restructured CPI Group for the year ended 31 December 2008 amounted to approximately US$1,944,630,000, representing an increase of approximately 37.6% as compared to that of year 2007. Combined gross profit amounted to approximately US$223,658,000, representing an increase of approximately 55.3% as compared to that of year 2007 and profit attributable to equity holders of the Restructured CPI Group amounted to approximately US$33,028,000, representing an increase of approximately 121.1% as compared to that of year 2007.

As at 31 December 2008, the Restructured CPI Group had combined current assets and liabilities of approximately US$214,479,000 and US$458,507,000, respectively.

As at 31 December 2008, the Restructured CPI Group had combined total assets of approximately US$888,457,000, representing an increase of approximately 13.7% as compared to the amount of combined total assets as at 31 December 2007. As at 31 December 2008, the Restructured CPI Group had combined total liabilities of approximately US$693,286,000, representing an increase of approximately 1.4% as compared to the amount of combined total liabilities as at 31 December 2007. As at 31 December 2008, the borrowings to equity ratio representing gearing ratio of the Restructured CPI Group was approximately 202.6%.

As at 31 December 2008, tangible fixed assets of the Restructured CPI Group amounted to net book value of approximately US$179,311,000.

There was no significant investment, material acquisition or disposal of subsidiaries or associated companies for the Restructured CPI Group during the year ended 31 December 2008.

Review for the six months ended 30 June 2009

The combined revenues of the Restructured CPI Group for the six months ended 30 June 2009 amounted to US$861,227,000, representing a decrease of approximately 6.4% as compared to the corresponding period in year 2008. Combined gross profit amounted to approximately US$130,141,000, representing an increase of approximately 23.8% as compared to the corresponding period in year 2008 and profit attributable to equity holders of the Restructured CPI Group amounted to approximately US$36,963,000, representing an increase of approximately 131.9% as compared with the corresponding period in year 2008.

As at 30 June 2009, the Restructured CPI Group had combined current assets and liabilities of approximately US$294,269,000 and US$536,828,000, respectively.

As at 30 June 2009, the Restructured CPI Group had combined total assets of approximately US$950,870,000, representing an increase of approximately 7.0% as compared to that as at 31 December 2008 and combined total liabilities of approximately US$716,922,000, representing an increase of approximately 3.4% as compared to that as at 31 December 2008. As at 30 June 2009, the borrowings to equity ratio representing gearing ratio of the Restructured CPI Group was approximately 179.9%.

As at 30 June 2009, tangible fixed assets of the Restructured CPI Group amounted to net book value of approximately US$181,477,000.

There was no significant investment, material acquisition or disposal of subsidiaries for the Restructured CPI Group during the six months ended 30 June 2009.

As most of the Restructured CPI Group's revenues and expenses related transactions and borrowings are denominated in RMB, the Restructured CPI Group is not subject to any significant foreign currency risk.

Overview of the Restructured CPI Group's operation

The Restructured CPI Group is a leading modern industrial animal feedstock manufacturer in China with a country-wide, national footprint. The Restructured CPI Group is a producer of diversified animal feedstock products, with significant market share in livestock feed production and sales in the Western provinces of China.

The Restructured CPI Group's main business lines are the production and supply of complete, concentrate and premix feed. It is principally engaged in the manufacture, distribution and sale of swine feed, poultry feed, aqua feed and other feed products. The Restructured CPI Group has a well-diversified product mix, and manufactures and markets its products in the following key segments:

- Complete feed
  - Swine feed
  - Poultry feed
  - Aqua feed – for shrimp and fish
- Other feed products, primarily cattle feed and sheep feed
- Premix feed
- Concentrate feed

Feed products can be divided into as the following categories: complete feed, concentrate feed and premix feed, with each feed category having distinct product characteristics.

Complete feed refers to a feed product prepared by mixing various raw materials, including additives, based on a certain recipe in compliance with standards of feed, while referring to the varying demand for nutrition in accordance with the different types of livestock, different stages of growth and development for animals as well as different production methods. Complete feed is used directly in cultivation while fully satisfying the nutrition targets required.

Concentrate feed refers to the part remained upon the exclusion of energy feed from complete feed.

Premix feed refers to an intermediate feed product prepared by mixing one or more types of minor components (including trace minerals, vitamins, synthetic amino acids and certain drug additives) with diluents or carrier according to the required proportion.

Historically, complete feed has been China's main industrial feed materials, but its proportion in the total production volume of feed products has declined. Such reduction is a result of dramatic growth in concentrate feed and premix feed and a function of raw material prices. Complete feed tends to be in greater demand during periods of high raw material prices, while premix feed and concentrate feed tend to be in greater demand during periods of low raw materials prices.

The 53 subsidiaries and 4 jointly controlled entities of the Restructured CPI Group supply feed products to farms within a geographic radius of approximately 50 kilometers, surrounding their production facilities to external third parties, to other subsidiaries of the Restructured CPI Group, as well as to farms under the OSIL Group.


Jilin
Liaoning
Xinjiang
Inner Mongolia
Beijing
Tianjin
Gansu
Hebei
Shandong
Shanxi
Jiangsu
Henan
Shaanxi
Anhui
Hubei
Sichuan
Zhejiang
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Guangdong

Revenue, Sales Volume and Pricing of the Restructured CPI Group's Products

	Year ended 31 December						Six months ended 30 June			
Sales breakdown *(US$ mn)*	2006		2007		2008		2008		2009	
Swine feed – complete and concentrate	348	34.1%	401	28.4%	658	33.8%	305	33.2%	306	35.6%
Swine feed – premix	25	2.5%	27	1.9%	50	2.6%	20	2.1%	27	3.1%
Poultry feed – complete and concentrate	444	43.4%	691	48.9%	763	39.2%	396	43.1%	307	35.6%
Poultry feed – premix	30	2.9%	38	2.7%	56	2.9%	26	2.9%	32	3.7%
Aqua feed – complete and concentrate	75	7.3%	116	8.2%	196	10.1%	71	7.7%	79	9.2%
Aqua feed – premix	3	0.3%	3	0.2%	5	0.2%	2	0.3%	3	0.4%
Other feed products	46	4.5%	56	4.0%	83	4.2%	41	4.4%	40	4.6%
Sales to Non-Feed Entities	44	4.3%	67	4.8%	124	6.4%	55	6.0%	63	7.3%
Others	7	0.7%	14	1.0%	11	0.6%	3	0.4%	5	0.6%
Total	1,022	100.0%	1,413	100.0%	1,945	100.0%	920	100.0%	861	100.0%

The sales revenues are determined by the sales volume and the prices at which the Restructured CPI Group sell its products. Swine and poultry feed products generate stable income for the Restructured CPI Group as they are sold in larger volumes.

Swine complete and concentrate feed products contributed to 34.1%, 28.4%, 33.8% and 35.6% of the total sales for the year ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, respectively. In the past few years, there has been a concerted effort to increase the ratio of swine feed production and swine feed sales, due to both increased demand from swine farms and the relatively higher gross margins in this feed segment. The results of this effort are borne out in the sales and sales ratios above.

Poultry complete and concentrate feed products contributed to 43.4%, 48.9%, 39.2% and 35.6% of the total sales for the year ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, respectively. The Restructured CPI Group originally began operations in China as a poultry feed supplier and producer, and this product segment is still the mainstay of the Restructured CPI Group, providing a strong revenue base, which helps to stabilize its sales revenue over time.

The Restructured CPI Group also had aqua feed production to minimize the volatility due to poultry feed sales. Its aqua complete feed and concentrate feed sales attributed to 7.3%, 8.2%, 10.1% and 9.2% of the total sales, for the year ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, respectively.

Total premix sales accounted for approximately 5.7%, 4.8%, 5.7% and 7.2% of the total sales for the year ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, respectively. As healthy and vital animals need accurate levels of vitamins, trace minerals and other feed additives, premix formulation and manufacturing is therefore an industry which requires significant research and development and technology. The Restructured CPI Group currently has an influential position in China for premix feed and sells premix feed mainly to large farms. As the local feed industry is undergoing consolidation and more government policies have appeared to address environmental and food safety concerns on small farms, a significant rise in premix contribution to sales was resulted in the first half of 2009.

	Year ended 31 December			Six months ended 30 June	
Sales volume *(Thousand tonnes)*	**2006**	**2007**	**2008**	**2008**	**2009**
Swine feed – complete and concentrate	1,032	1,021	1,231	598	594
Swine feed – premix	42	44	61	28	33
Poultry feed – complete and concentrate	1,913	2,434	1,977	1,063	850
Poultry feed – premix	48	57	75	35	43
Aqua feed – complete and concentrate	228	315	388	151	169
Aqua feed – premix	3	3	3	2	1
Other feed products	222	226	240	119	117
Sales to Non-Feed Entities	175	214	305	136	176
Total	3,664	4,313	4,279	2,132	1,984

On the whole, sales volumes have shown an upward trend for all product segments in 2006, 2007 and 2008 except for the poultry complete and concentrate feed, sales volume of which fell in 2008. In 2007, the Restructured CPI Group recorded 17.7% growth in total feed sales volume, driven largely by an encouraging environment in the domestic breeding and rearing industry.

In 2008, bird flu intermittently influenced the sales volume of poultry complete and concentrate feed with sales volume dropping from 2,434 thousand tonnes in 2007 to 1,977 thousand tonnes in 2008. A slight drop in swine complete and concentrate feed during the first half of 2009 was recorded as a result of the initial response to the outbreak of H1N1 pandemic virus by the general public. There was a misconception that the virus was derived from pig products.

The Restructured CPI Group's balanced product mix together with its flexibility to quickly switch production between different types of feed products allows it to manipulate production volume for all of its feed products, which is especially important when there is an outbreak of animal disease. In addition, when consumer demand shifts due to rapidly rising prices in any one protein category, the Restructured CPI Group is able to capture increased demand in another protein category due to its well diversified product base.

Pursuant to the Acquisition Agreement, sales to farms owned by the Non-Feed Entities and internal sales to other subsidiaries of the Restructured CPI Group will be transacted with reference to the prevailing market prices.

The table below shows the average selling price of the Restructured CPI Group's principal feed products sold to the market:

	Year ended 31 December			Six months ended 30 June	
Average selling price *(US$ per tonne)*	**2006**	**2007**	**2008**	**2008**	**2009**
Swine feed – complete and concentrate	335	392	535	510	516
Swine feed – premix	882	954	1,144	1,065	1,162
Poultry feed – complete and concentrate	232	283	385	372	359
Poultry feed – premix	794	862	940	917	940
Aqua feed – complete and concentrate	331	368	504	473	466
Aqua feed – premix	1,053	1,251	2,035	2,110	2,367

The above average selling prices have risen consistently due to change in product mix and rising prices of raw materials.

As a result of a change in the Restructured CPI Group's operation strategy in 2006, which is to focus on producing high quality feeds that deliver high feed-to-meat conversion ratios, the consistent increase in average selling price of high quality feed products can be observed since 2006.

The Restructured CPI Group previously used cost of inventory to determine its cost of sales; however, it lost price competitiveness when competing with feed suppliers with relatively low inventory levels. Since the end of 2007, prices of all feed products have been fixed on the future price forecasts of raw materials plus the targeted profit margin. Product prices, therefore, are likely to rise with cost of raw materials. Prices for some feed products have decreased in 2009 mainly due to lower cost of raw materials.

Aqua and swine farm operators are usually able to add more value to their products and charge higher prices subsequently. They are therefore willing to pay more for feed, allowing the Restructured CPI Group better pricing flexibility for its related feed products. In the coming years, the Restructured CPI Group will continue to step up its production of aqua and swine feed.

In general, average selling price for premix feed is higher then complete feed.

Cost

Raw materials as part of total costs

Costs of sales for the Restructured CPI Group consist primarily of raw materials costs, comprising more than 85% of total costs of sales for the Restructured CPI Group. Other costs of sales include direct labor, electricity and utilities as well as packaging costs.

Cost of raw materials

The principal raw materials used by the Restructured CPI Group in the manufacture of its animal feed products are corn and soybean meal. Other raw materials include cottonseed meal, wheat and fish meal and none of which account for more than 5% of the total cost of raw materials. As these principal raw materials are commodities, prices have a tendency to fluctuate.

Market price for corn since 2006 (US$ per tonne)


300.0
250.0
200.0
150.0
100.0
06-Jan
06-May
06-Sept
07-Jan
07-May
07-Sept
08-Jan
08-May
08-Sept
09-Jan
09-May
09-Sept

Market price for soybean meal since 2006 (US$ per tonne)


700.0
600.0
500.0
400.0
300.0
200.0
06-Jan
06-May
06-Sept
07-Jan
07-May
07-Sept
08-Jan
08-May
08-Sept
09-Jan
09-May
09-Sept

The Restructured CPI Group adjusts the selling prices of its products based on the fluctuation of raw material prices. The fluctuation in the costs of principal raw materials therefore has limited impact on the Restructured CPI Group's gross profit margin. The Restructured CPI Group procures the majority of its raw materials in domestic markets except for chemical compounds and additives for premix feed. The Restructured CPI Group does not enter into long-term contractual agreements with suppliers. Orders from its subsidiaries for raw materials are aggregated together and placed by the Restructured CPI Group every month.

While procurement for basic raw materials is geographically decentralized, decision making on volumes procured and provision of general pricing guidelines are centralized. This is to monitor regional and global pricing differentials and in the case of items of bulk purchase, to benefit from economies of scale.

Quality control of raw materials is also critical to the overall feed production process. With enhanced focus on hygiene and food safety in China, the Restructured CPI Group takes efforts to source its raw materials from recognized producers.

Corn as one of the major raw materials is usually procured from a number of large-scale suppliers in Northeastern China. It is regarded as a commodity generally available on the market.

The Restructured CPI Group has its own internal standards on the humidity of soybean meal for feed production and usually purchases soybean meal from major domestic oil mills.

Cottonseed meal as a special type of raw material is produced in Xinjiang Autonomous Region. The Restructured CPI Group procures from around 10 suppliers within the region. Wheat is procured from local suppliers around each subsidiary.

On average 7-19 days credit period is provided by a majority of the raw material suppliers to the Restructured CPI Group, but it chooses to procure raw materials through cash payments due to its sufficient working capital. Therefore, the Restructured CPI Group enjoys supply priority from most of its suppliers with raw materials of better quality.

Product portfolio

The Restructured CPI Group has a diverse product portfolio, comprising numerous varieties of animal and aqua feed products. Different products in each segment have different gross profit margins depending on a variety of factors including different unit prices and sales volumes for various feed products as well as different feed compositions. Thus, the Restructured CPI Group's aggregate gross margin will vary depending on its product mix across segments.

The table below sets forth the gross profit margins of three principal products of the Restructured CPI Group sold to the market:

Gross profit margin *(%)*	Year ended 31 December			Six months ended 30 June	
	2006	2007	2008	2008	2009
Swine feed – complete and concentrate	11.9%	10.3%	12.7%	12.0%	16.7%
Swine feed – premix	35.6%	32.3%	27.9%	27.9%	36.9%
Poultry feed – complete and concentrate	7.4%	6.5%	7.3%	7.1%	8.7%
Poultry feed – premix	35.1%	32.5%	26.7%	27.3%	35.7%
Aqua feed – complete and concentrate	6.7%	8.5%	9.7%	11.3%	12.1%
Aqua feed – premix	41.0%	35.5%	25.5%	26.4%	34.1%

Gross profit margin tends to be higher for swine and aqua feed as farm operators are able to add more value onto their swine and aqua products and can ultimately charge higher prices. This then results in higher prices for related feed products. Another reason is that the Restructured CPI Group's swine and aqua feed products are more competitive in terms of feed-to-meat conversion ratio, allowing the Restructured CPI Group to add a premium on the price of its feed products.

Gross profit margin for premix feed is generally much higher than that of complete feed since the technical requirement for premix feed production is higher and premix feed produced by the Restructured CPI Group is of high concentration ratio enabling it to charge higher prices.

Other key items of the Combined Income Statement

Selling expenses of the Restructured CPI Group are in relation to sales volume of all products.

As part of its sales and marketing effort, the Restructured CPI Group provides extensive after sales service to farmers and other customers, in order to attract and maintain customer loyalty. After delivering feed products to its customers, the Restructured CPI Group offers unique and incomparable after-sales services through its team of more than 2,700 after-sale service consultants. These consultants provide technical support and education to feed customers, including education on modern farm husbandry techniques, and proper usage of feed to enhance feed-to-meat conversion ratios. Recruitment of after-sale services consultants focuses on people with good sales experience. Consultants frequently meet with farmers and customers to track usage, record results and experience, and gather feedback. The Restructured CPI Group has also set up a team of experts with good technical knowledge and industry experience which provides specialized solutions to different farm operators.

In 2009, the Restructured CPI Group expanded its expenditure on advertising through engaging in more TV advertisements to promote its branded products.

The Restructured CPI Group's profit from operations has increased significantly since 2008 and this can be attributed to the change of pricing policy, which began at the end of 2007, to focus more on swine and aqua feed with higher margins.

Other income for the Restructured CPI Group includes both proceeds from selling property, plant and equipment and subsidies received from Government Authorities with respect to the outbreak of animal diseases in 2006 and 2008. Finance cost significantly declined in the first half of 2009 due to lower interest rate on the Restructured CPI Group's bank loans and other loans.

CPI currently provides certain technical services to various companies in the Restructured CPI Group and the relevant Service Fees were previously paid to CPI's ultimate holding company, CPG, under the Service Agreements. As part of the Pre-Acquisition Restructuring, the CPG Group has agreed with CPI that a service fee is payable by the CPG Group to CPI in the amount of US$31 million, for the year ending 31 December 2009. This payment is to reflect the commercial agreement whereby the Acquisition will include the economic benefit of the Service Fees. The Service Fees paid by the Restructured CPI Group for the years ended 31 December 2007 and 2008 and 11 months ended 30 November 2009 were US$24,887,000, US$31,571,000 and US$28,077,000, respectively. Tax break periods for all subsidiaries are different and some feed companies have been making losses in the past few years. However, tax rate for all the subsidiary companies will remain at 25% after 2012.

Liquidity, Financial resources and Capital structure

The Restructured CPI Group financed its operations through a combination of funds generated from operations, short term bank loans and long term bank loans and proceeds from the disposal of assets and investments.

	As at 31 December			As at 30 June
(US$'000)	**2006**	**2007**	**2008**	**2009**
Total liabilities	594,166	683,708	693,286	716,922
Including total borrowings	251,788	263,485	395,492	420,865
Interest rates per annum	4.7% to 9.1%	5.0% to 11.2%	4.7% to 11.2%	3.9% to 10.5%
Total equity	69,053	97,566	195,171	233,948
Total borrowings to equity ratio	364.6%	270.0%	202.6%	179.9%
Cash and cash equivalents	44,911	58,367	55,219	91,273

Most of the bank loans were denominated in RMB and the remaining were denominated in U.S. dollars. Most of them were short-term loans with maturity of less than or equal to one year, with the remaining long-term loans with maturity up to five years. The Restructured CPI Group had not engaged in any derivative for hedging against interest rates.

As at 30 June 2009, the Restructured CPI Group had cash and cash equivalents of US$91.3 million.

Exchange Rate

The business of the Restructured CPI Group is principally operated in Mainland China and basically, all operational transactions including feed sales and raw material procurement are conducted in RMB. For the years ended 2006, 2007, 2008 and the six months period ended 30 June 2009, the Restructured CPI Group had not engaged in any derivative for hedging against exchange rates.

Charges on Restructured CPI Group assets

As at 31 December 2006, US$71.8 million, out of the total borrowings of US$251.8 million, were secured and accounted for 28.5% of the total borrowings. Property, plant and equipment and land lease prepayments of net book value of US$50.1 million had been pledged as security for various short and long term bank loans.

As at 31 December 2007, total secured borrowings had increased to US$72.3 million, representing 27.4% of the total borrowings of the Restructured CPI Group which amounted to approximately US$263.5 million. During 2007, the Restructured CPI Group had pledged its property, plant and equipment and land lease prepayments of net book value of US$57.2 million as security.

As at 31 December 2008, total secured borrowings had increased to US$102.9 million, representing 26.0% of the total borrowings of the Restructured CPI Group which amounted to approximately US$395.5 million. During 2008, the Restructured CPI Group had pledged its property, plant and equipment, land lease prepayments and cash deposit of net book value of US$71.4 million as security.

As at 30 June 2009, out of the total borrowings of US$420.9 million obtained by the Restructured CPI Group, only US$77.6 million were secured and accounted for 18.4% of the total borrowings. Certain of the Restructured CPI Group's property, plant and equipment and land lease prepayments located in Mainland China with net book value of US$59.7 million have been pledged as security for various short and long term bank loans.

Contingent Liabilities

As at 31 December 2006, 2007, 2008 and 30 June 2009, the guarantees provided by the Restructured CPI Group were US$51.6 million, US$53.4 million, US$45.7 million, and US$55.5 million, respectively.

Employees and Remuneration Policies

The Restructured CPI Group had employees of around 10,960, 11,200, 11,600 staff (including staff of its jointly-controlled entities and associates) in 2006, 2007 and 2008, respectively. As at 30 June 2009, total staff number of the Restructured CPI Group reached 11,960. For the first half of 2009, total staff cost amounted to approximately US$43.5 million.

The Restructured CPI Group remunerates its employees based on their performance, experience and prevailing market rates. With reference to the profitability of the Restructured CPI Group, the Restructured CPI Group grants performance bonuses on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programs as well as in-house technical training. There was no existing employee stock option plan as at the Latest Practicable Date.

Key Balance Sheet Items

Non-Current assets

The total non-current assets of the Restructured CPI Group as at 31 December 2006, 2007 and 2008 and 30 June 2009 were US$493,682,000, US$532,845,000, US$673,978,000 and US$656,601,000, respectively.

The major components of non-current assets of the Restructured CPI Group are "Property, plant and equipment", "Due from related companies" and "interests in associates". The increase of non-current assets over the years was mainly due to increase in receivables balance from related companies. The decrease in total non-current assets as of 30 June 2009 was primarily due to a decrease in receivables balance from related companies.

Inventories

The value of the inventories of the Restructured CPI Group as at 31 December 2006, 2007 and 2008 and 30 June 2009 were US$108,016,000, US$161,514,000, US$119,267,000 and US$173,106,000, respectively. The inventories increased by US$53.5 million (or 49.5%) in 2007 as compared to 2006, mainly attributable to the increase in average price and quantity of raw materials. The average price of raw materials decreased in 2008. The relatively high level of stock and raw materials as at 30 June 2009 was a result of stock build up in order to cope with the demand in the peak season in the second half year of the year.

Accounts Payable

The accounts payable, other payables and accrued expenses of the Restructured CPI Group as at 31 December 2006, 2007 and 2008 and 30 June 2009 were US$104,460,000, US$161,744,000, US$103,838,000 and US$148,747,000, respectively. Fluctuations in accounts payable balances mainly tracked the pattern of inventories.

Borrowings

The total interest-bearing bank borrowings as at 31 December 2006, 2007 and 2008 and 30 June 2009 were US$251,788,000, US$263,485,000, US$395,492,000 and US$420,865,000, respectively. The increase in total bank borrowings through-out the period was a result of additional finance required to fund the working capital of the feed mills as well as to cope with the expansion plans of the Restructured CPI Group.

Key Cash Flow Items

Net cash inflow/(outflow) from operating activities

(2006: US$(42,235,000); 2007: US$5,925,000; 2008: US$(159,644,000); 1H2009: US$(20,973,000))

2006 recorded a net cash out-flow from operating activities which was mainly due to increase in receivable from related companies and inventories, partially offset by the increase in accounts payable, other payable and accrued expenses. 2007 recorded a net cash inflow from operating activities which was mainly attributable to the increase in accounts payable, other payable and accrued expenses and bills payable, partially offset by the increase in receivable from related companies and inventories. 2008 recorded a substantial net cash outflow from operating activities which was mainly resulted from the increase in receivable from related companies. For the first six months of 2009, the Restructured CPI Group recorded a net cash outflow from operating activities which was mainly due to increase in inventories and partially offset by increase in accounts payable, other payable and accrued expenses.

Net cash inflow/(outflow) from investing activities

(2006: US$(14,996,000); 2007: US$1,247,000; 2008: US$(24,818,000); 1H2009: US$11,766,000)

Financial year 2006 and 2008 recorded net cash outflow from investing activities which was mainly resulted from the purchase of property, plant and equipment and partially offset by decrease in interest in jointly-controlled entities and associates and interest income received. 2007 recorded a net cash inflow from investing activities which was mainly due to the aggregate effect of proceed from disposal of fixed assets and land use-rights, decrease in interests in associates, interest income received, etc, out-weighted the purchase of property, plant and equipment. For the first half of 2009, the Restructured CPI Group recorded a net cash inflow from investing activities which was mainly due to decrease in pledged deposit which was offset by purchase of property, plant and equipment.

Net cash inflow from financing activities

(2006: US$51,647,000; 2007: US$15,065,000; 2008: US$180,088,000; 1H2009: US$45,374,000)

Throughout this period, the Restructured CPI Group obtained additional new bank borrowings which led to the position of net cash inflow from financing activities.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Directors' interests in share options granted by the Company

Pursuant to the share option scheme adopted by the Company on 26 November 2002, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for CPP Shares were as follows:

Name of Directors	Date of grant	Number of CPP Shares issuable upon exercise of options held as at Latest Practicable Date	Price per CPP Share to be paid on exercise of options	Approximate percentage of shareholding
			HK$	*(%)*
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.44%
	3 May 2004	12,800,000	0.3900	0.44%
	19 May 2005	12,000,000	0.3540	0.42%
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.44%
	3 May 2004	12,800,000	0.3900	0.44%
	19 May 2005	12,000,000	0.3540	0.42%

Name of Directors	Date of grant	Number of CPP Shares issuable upon exercise of options held as at Latest Practicable Date	Price per CPP Share to be paid on exercise of options	Approximate percentage of shareholding
			HK$	*(%)*
Mr. Thanakorn Seriburi	26 February 2003	21,584,807	0.3900	0.75%
	3 May 2004	20,000,000	0.3900	0.69%
	19 May 2005	21,000,000	0.3540	0.73%
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.73%
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.75%
	3 May 2004	20,000,000	0.3900	0.69%
	19 May 2005	21,000,000	0.3540	0.73%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CPP Group.

Name of shareholder	*Notes*	Capacity/Nature of interest	Number of CPP Shares held	Approximate percentage of issued CPP Shares *(Note 1)*
CPI Holding Co., Ltd.	(2)	Beneficial owner	1,004,014,695	34.74%
C.P. Intertrade Co., Ltd.	(2)	Interest of controlled corporation	1,004,014,695	34.74%
Worth Access Trading Limited	(3)	Beneficial owner	481,250,000	16.65%
OSIL	(4)	Beneficial owner	16,534,562,212	572.18%
Charoen Pokphand Holding Company Limited	(3)&(4)	Interest of controlled corporation	17,015,812,212	588.84%
CPG	(3)&(4)	Interest of controlled corporation	17,015,812,212	588.84%

Notes:

(1) The percentage shown below are based on the total number of issued CPP Shares as at the Latest Practicable Date.

(2) CPI Holding Co., Ltd. ("**CPI**") beneficially owned 1,004,014,695 CPP Shares as at the Latest Practicable Date. C.P. Intertrade Co., Ltd. has declared an interest in these CPP Shares by virtue of its shareholding in CPI.

(3) Worth Access Trading Limited beneficially owned 481,250,000 CPP Shares as at the Latest Practicable Date. Charoen Pokphand Holding Company Limited ("**CPH**") has declared an interest in these shares by virtue of its shareholding in Worth Access Trading Limited whilst CPG has also declared an interest in such number of CPP Shares by virtue of its shareholding in CPH.

(4) The interests in these CPP Shares represent the issue of the Consideration Shares and the CPS Conversion Shares upon full conversion of the Convertible Preference Shares (assuming the Intercompany Debt has been repaid in full) held by OSIL, which is wholly-owned by CPH, which is in turn a wholly-owned subsidiary of CPG. As such, CPH and CPG are deemed to be interested in the said CPP Shares held by OSIL for the purposes of the SFO.

(5) All interests stated above represent long positions.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CPP Group.

4. COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the CPP Group which falls to be disclosed under the Listing Rules.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the CPP Group, CPI and its subsidiaries save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

6. LITIGATION

As at the Latest Practicable Date, none of the members of the CPP Group, CPI and its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the CPP Group, CPI or any of its subsidiaries.

7. MATERIAL ADVERSE CHANGE

The Directors confirm that there has not been any material adverse change in the financial or trading positions of the CPP Group since 31 December 2008 (the date to which the latest published audited consolidated accounts of the CPP Group were made up).

8. INTERESTS IN ASSETS

Save as disclosed in this circular and the annual financial statements of the CPP Group, CPI and its subsidiaries since 31 December 2008, none of the Directors or the experts referred to in paragraph 10 "Qualification and Consent of Experts" below has any direct or indirect interest in any assets of material importance to the Company which have been acquired or disposed of by or leased to or which are proposed to be acquired or disposed of by or leased to any member of the CPP Group, CPI and its subsidiaries.

None of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the CPP Group, CPI and its subsidiaries taken as a whole.

9. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the CPP Group, CPI and its subsidiaries in the two years immediately preceding the Latest Practicable Date and which are or may be material:

CPP Group

(a) the disposal agreement dated 18 April 2008 entered into between the Company as vendor and CPI as purchaser in relation to the disposal of (i) the entire issued share capital of Chia Tai China Agro, Chia Tai Investment, Wide Master Investment Limited and C.T. Progressive (Investment) Ltd.; and (ii) the aggregate amount advanced by the Company to Chia Tai China Agro at a consideration of US$102,800,000;

(b) an agreement dated 30 October 2008 entered into by Ek Chor China Motorcycle Co. Ltd. ("**EKCM**"), a wholly-owned subsidiary of the Company, in favour of 卡特彼勒(中國)融資租賃有限公司 (Caterpillar (China) Financial Leasing Co., Ltd.) ("**CCFL**") guaranteeing all present and future indebtedness of ECI Metro Investment Co., Ltd. ("**ECI Metro**"), a 50%-owned jointly-controlled entity of the CPP Group, and its subsidiaries to CCFL advanced on or before 1 July 2009 of up to the maximum amount of US$30,550,000;

(c) the loan agreement dated 21 April 2009 entered into between EKCM and ECI Metro in respect of the provision of a loan in the principal amount of up to US$29,000,000 (or its equivalent in RMB) to be lent or procured by EKCM to ECI Metro;

(d) the Acquisition Agreement;

CPI and its subsidiaries

(e) a loan agreement dated 1 April 2008 entered into between Chia Tai Investment and China Citic Bank Corporation Limited whereby Chia Tai Investment was granted a loan of RMB94,500,000, which had expired on 22 May 2008;

(f) a loan agreement dated 17 April 2008 entered into between Chia Tai Investment and Huaxia Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB45,000,000, which had expired on 25 April 2009;

(g) a loan agreement dated 5 May 2008 entered into between Chia Tai Investment and Guangdong Development Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB42,000,000, which had expired on 15 October 2008;

(h) a loan agreement dated 7 May 2008 entered into between Chia Tai Investment and China Citic Bank Corporation Limited whereby Chia Tai Investment was granted a loan of RMB92,000,000, which had expired on 16 October 2008;

(i) a loan agreement dated 13 May 2008 entered into between Chia Tai Investment and Industrial Bank Co., Ltd. whereby Chai Tai Investment was granted a loan of RMB40,000,000, which had expired on 12 October 2008;

(j) a loan agreement dated 27 May 2008 entered into between Chia Tai Investment and China Citic Bank Corporation Limited whereby Chia Tai Investment was granted a loan of US$20,285,833.33, which had expired on 27 May 2009;

(k) a loan agreement dated 30 May 2008 entered into between Chia Tai Investment and Industrial Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB100,000,000, which had expired on 29 October 2008;

(l) a facility agreement dated 21 August 2008 entered into between CPI and two banks in Thailand whereby the Company was granted a term loan facility of US$102,800,000 and the final maturity date of which is 30 April 2012;

(m) a loan agreement dated 27 September 2008 entered into between Chia Tai Investment and Industrial Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB100,000,000, which had expired on 26 March 2009;

(n) a loan agreement dated 23 October 2008 entered into between Chia Tai Investment and China Citic Bank Corporation Limited whereby Chia Tai Investment was granted a loan of RMB50,000,000, which had expired on 23 October 2009;

(o) a loan agreement dated 23 March 2009 entered into between Chia Tai Investment and Bank of Communications Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB90,450,000, which had expired on 7 September 2009;

(p) a loan agreement dated 24 March 2009 entered into between Chong Qing Chia Tai Co. Ltd. (an indirect-subsidiary of CPI) and China Citic Bank Corporation Limited whereby Chong Qing Chia Tai Co. Ltd. was granted a loan facility of RMB40,000,000, which will expire on 23 March 2010;

(q) a loan agreement dated 27 March 2009 entered into between Chia Tai Investment and Industrial Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB100,000,000, which had expired on 26 June 2009;

(r) a loan agreement dated 22 April 2009 entered into between Chia Tai Investment and Bank of China Limited whereby Chia Tai Investment was granted a loan of RMB79,000,000, which had expired on 22 October 2009;

(s) a loan agreement dated 26 June 2009 entered into between Chia Tai Investment and Industrial Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB100,000,000, which had expired on 25 September 2009;

(t) a loan agreement dated 23 July 2009 entered into between Chia Tai Investment and Bank of China Limited whereby Chia Tai Investment was granted a loan of RMB79,000,000, which had expired on 16 October 2009;

(u) a loan agreement dated 15 September 2009 entered into between Chia Tai Investment and Industrial Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB100,000,000, which will expire on 14 March 2010;

(v) a loan agreement dated 27 September 2009 entered into between Chia Tai Investment and Industrial Bank Co., Ltd. whereby Chia Tai Investment was granted a loan of RMB100,000,000, which will expire on 26 March 2010;

(w) a loan agreement dated 4 November 2009 entered into between Chia Tai Investment and China Citic Bank Corporation Limited whereby Chia Tai Investment was granted a loan of RMB50,000,000, which will expire on 4 November 2010;

(x) a loan agreement dated 26 November 2009 entered into between Chia Tai Investment and China Citic Bank Corporation Limited whereby Chia Tai Investment was granted a loan of US$5,041,793.75, which will expire on 26 November 2010; and

(y) a loan agreement dated 3 December 2009 entered into between Chia Tai Investment and China Citic Bank Corporation Limited whereby Chia Tai Investment was granted a loan of US$5,039,433.33, which will expire on 3 December 2010.

10. QUALIFICATION AND CONSENT OF EXPERTS

The following are the qualification of the experts (the "**Experts**") who have given their letter for the inclusion in this circular:

Name	Qualification	Nature of opinion or advice	Date of opinion
CIMB Securities (HK) Limited	A licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO	Letter to the Independent Board Committee and the Independent Shareholders	31 December 2009
Ernst & Young	Certified Public Accountants	Accountants' Report of the Restructured CPI Group	31 December 2009

The Experts have given and have not withdrawn their respective written consent to the issue of this circular with the inclusion of their letters and references to their names in the form and context in which they appear.

As at the Latest Practicable Date, the Experts did not have any shareholding in the Company or any other member of the CPP Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the CPP Group.

11. MISCELLANEOUS

(a) The Company's registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its principal place of business is at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

(b) The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The secretary of the Company is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The English text of this circular shall prevail over Chinese text in the case of any inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 25 January 2010:–

(a) the memorandum of association and bye-laws of the Company;

(b) the memorandum of association and articles of association of CPI;

(c) the letter from Independent Board Committee, the text of which is set out on pages 45 to 46 of this circular;

(d) the letter from CIMB Securities (HK) Limited, the text of which is set out on pages 47 to 78 of this circular;

(e) the written consents from CIMB Securities (HK) Limited and Ernst & Young referred to in paragraph headed "Qualification and Consent of Experts" in this Appendix;

(f) the annual reports (containing the consolidated audited accounts of the CPP Group) of the Company for the three years ended 31 December 2008;

(g) the financial information on the Restructured CPI Group, the text of which is set out in Appendix II of this circular;

(h) the opinion prepared by Ernst & Young in respect of the unaudited pro forma financial information of the New CPP Group, the text of which is set out in Appendix III of this circular;

(i) the Acquisition Agreement;

(j) the Master CPP Supply Agreement;

(k) the Master CPP Purchase Agreement;

(l) the Master Business Carve-out Agreement;

(m) the circulars issued by the Company in relation to connected transactions under the Listing Rules since 31 December 2008;

(n) the material contracts referred to in the section headed "Material Contracts" above; and

(o) this Circular.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. POKPHAND CO. LTD. (the "**Company**") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 25 January 2010 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, of which the resolutions set out as Resolutions 1, 2 and 3 will be proposed as ordinary resolutions (with or without modifications) and the resolutions set out as Resolutions 4 and 5 will be proposed as special resolutions of the Company:

ORDINARY RESOLUTIONS

(1) "**THAT**, contingent upon the passing of the resolutions set out as Resolutions 2 and 3 (as ordinary resolutions) and Resolutions 4 and 5 (as special resolutions) in the notice convening this meeting:

(i) the acquisition agreement dated 11 December 2009 (the "**Acquisition Agreement**") (a copy of which is produced to the meeting marked "A" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL (as defined in the circular of the Company dated 31 December 2009, a copy of which is produced to the meeting marked "B" and initialed by the chairman of the meeting for identification purpose (the "**Circular**")) pursuant to which the Company has agreed to acquire the CPI Interests (as defined in the Circular) (the "**Acquisition**") and to issue the Consideration Shares (as defined in the Circular) and the Convertible Preference Shares (as defined in the Circular) as consideration for the Acquisition, in accordance with the terms and conditions of the Acquisition Agreement, and the transactions contemplated under the Acquisition Agreement (including the Transitional Arrangements (as defined in the Circular)) and the implementation thereof be and are hereby confirmed, approved and ratified;

(ii) the issue of Consideration Shares to OSIL (and/or such other person(s) as it may nominate) in satisfaction of the total Consideration (as defined in the Circular) of HK$5,382,000,000 (subject to possible deduction if the Intercompany Debt (as defined in the Circular) is not fully repaid), in the following manner:

(a) HK$886,908,917 to be satisfied by the allotment and issuance of 2,724,758,578 new CPP Shares (as defined in the Circular), credited as fully paid at an issue price of HK$0.3255 per CPP Share;

(b) HK$2,155,091,083 to be satisfied by the allotment and issuance of 6,620,863,542 Convertible Preference Shares credited as fully paid at an issue price of HK$0.3255 per Convertible Preference Share; and

(c) HK$2,340,000,000 to be satisfied (on a deferred basis, full details of which are specified in the Circular) upon determination and/or settlement of the Intercompany Debt (as defined in the Circular), by the allotment and issuance of up to an aggregate 7,188,940,092 Consideration Shares at an issue price of HK$0.3255 per new CPP Share or (as the case may be) per Convertible Preference Share,

be and are hereby confirmed, approved and ratified; and

(iii) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents (with or without the affixation of the common seal but to be countersigned by the secretary of the Company or by another director of the Company if the common seal of the Company is required to be affixed thereto), instructions and agreements and to do all such acts and things deemed by him to be incidental to, ancillary to, or in connection with the matters contemplated under this resolution."

(2) "**THAT**, contingent upon the passing of the resolutions set out in Resolutions 1 and 3 (as ordinary resolutions) and Resolutions 4 and 5 (as special resolutions) in the notice convening this meeting, the grant of a specific mandate for the allotment and issue of the Consideration Shares (as defined in the circular of the Company dated 31 December 2009 (the "**Circular**")), the Convertible Preference Shares (as defined in the Circular) and the CPS Conversion Shares (as defined in the Circular) be and is hereby approved."

(3) "**THAT**, contingent upon the passing of the resolutions set out in Resolutions 1 and 2 (as ordinary resolutions) and Resolutions 4 and 5 (as special resolutions) in the notice convening this meeting,

(i) the Master CPP Supply Agreement (as defined in the circular of the Company dated 31 December 2009 (the "**Circular**") and a copy of which is produced to the meeting marked "C" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL (as defined in the Circular) in relation to the supply of various feed-related products produced or procured by the New CPP Group (as defined in the Circular) such as animal feed, chlortetracycline, animal drugs and feed raw materials to the OSIL Group (as defined in the Circular) in accordance with the terms and conditions of the Master CPP Supply Agreement, and the transactions contemplated thereunder, be and are hereby confirmed, approved and ratified;

(ii) the proposed annual caps in relation to the transactions under the Master CPP Supply Agreement from the period commencing on the date on which the Master CPP Supply Agreement becomes effective to 31 December 2010, and for the years ending 31 December 2011 and 2012 as set out in more details in the Circular, be and are hereby approved;

(iii) the Master CPP Purchase Agreement (as defined in the Circular and a copy of which is produced to the meeting marked "D" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL in relation to the purchase of L-Lysine and edible oil from the OSIL Group in accordance with the terms and conditions of the Master CPP Purchase Agreement, and the transactions contemplated thereunder, be and are hereby confirmed, approved and ratified;

(iv) the proposed annual caps in relation to the transactions under the Master CPP Purchase Agreement from the period commencing on the date on which the Master CPP Purchase Agreement becomes effective to 31 December 2010, and for the years ending 31 December 2011 and 2012 as set out in more details in the Circular, be and are hereby approved;

(v) the Master Business Carve-out Agreement (as defined in the Circular and a copy of which is produced to the meeting marked "E" and initialed by the chairman of the meeting for identification purpose) entered into between the Company and OSIL in relation to the lease/grant of right to use certain fixed assets to the OSIL Group for its non-feed production activities in accordance with the terms and conditions of the Master Business Carve-out Agreement, and the transactions contemplated thereunder, be and are hereby confirmed, approved and ratified;

(vi) the proposed annual caps in relation to the transactions under the Master Business Carve-out Agreement from the period commencing on the date on which the Master Business Carve-out Agreement becomes effective to 31 December 2010, and for the years ending 31 December 2011 and 2012 as set out in more details in the Circular, be and are hereby approved; and

(vii) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents (with or without the affixation of the common seal but to be countersigned by the secretary of the Company or by another director of the Company if the common seal of the Company is required to be affixed thereto), instructions and agreements and to do all such acts and things deemed by him to be incidental to, ancillary to, or in connection with the matters contemplated under this resolution."

SPECIAL RESOLUTIONS

(4) "**THAT**:

(i) the authorised share capital of the Company be increased from US$150,000,000 divided into 15,000,000,000 ordinary shares of US$0.01 each to US$500,000,000, divided into 30,000,000,000 ordinary shares of US$0.01 each and 20,000,000,000 restricted voting convertible preference shares of US$0.01 each, by the creation of an additional 15,000,000,000 new ordinary shares of US$0.01 each and 20,000,000,000 new restricted voting convertible preference shares of US$0.01 each; and

(ii) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents (with or without the affixation of the common seal but to be countersigned by the secretary of the Company or by another director of the Company if the common seal of the Company is required to be affixed thereto), instructions and agreements and to do all such acts and things deemed by him to be incidental to, ancillary to, or in connection with the matters contemplated under this resolution."

(5) "**THAT** the Bye-Laws of the Company be and are hereby amended in the following manner:

(i) by the insertion of a new Bye-Law 3(A) as follows (with existing Bye-Laws 3(A) and 3(B) to be renumbered as 3(B) and 3(C) respectively):

"The share capital of the Company is divided into 30,000,000,000 ordinary shares of US$0.01 each and 20,000,000,000 restricted voting convertible preference shares of US$0.01 each (the "**Convertible Preference Shares**"). The Convertible Preference Shares shall confer on the holders thereof the respective rights and privileges, and shall be subject to the respective restrictions, as set out in Bye-Law 5"; and

(ii) by inserting (a) a new heading "Convertible Preference Shares" and (b) a new Bye-Law 5 (with existing Bye-Laws 4 and 5, appearing under the heading "Share Rights", to be re-numbered as 4(A) and 4(B) respectively), immediately after the re-numbered Bye-Law 4(B) of the Bye-Laws, as follows:

CONVERTIBLE PREFERENCE SHARES

5. (A) Definitions

Unless the contrary intention appears:

"Alternative Stock Exchange"	means any stock exchange other than the Exchange on which the Ordinary Shares, if not then listed on the Exchange, are listed;
"Business Day"	means a day (excluding Saturday, Sunday or a day on which typhoon signal no.8 or a "black" rainstorm warning is hoisted in Hong Kong) on which licensed banks are generally open for business in Bermuda and Hong Kong;
"CCASS"	means the Central Clearing and Settlement System established and operated by HKSCC;
"CCASS Clearing Participant"	means a person admitted to participate in CCASS as a direct clearing participant or general clearing participant;
"CCASS Custodian Participant"	means a person admitted to participate in CCASS as a custodian participant;
"CCASS Investor Participant"	means a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation;
"CCASS Participant"	means a CCASS Clearing Participant, CCASS Custodian Participant or a CCASS Investor Participant;
"Conversion Date"	means the Business Day immediately following the date of surrender of the certificate in respect of the relevant Convertible Preference Shares and delivery of an effective Conversion Notice pursuant to Bye-Law 5(F);
"Conversion Event"	means the conversion of Convertible Preference Shares by a Convertible Preference Shareholder pursuant to Bye-Law 5(F)(i);

"Conversion Notice"	means a notice served by any Convertible Preference Shareholder from time to time stating that such Convertible Preference Shareholder wishes to exercise the Conversion Right in respect of one or more Convertible Preference Shares held by such Convertible Preference Shareholder;
"Conversion Price"	means as of any Conversion Date, the Issue Price, as adjusted from time to time in accordance with Bye-Law 5(G);
"Conversion Rate"	means the rate for conversion of the Convertible Preference Shares into Ordinary Shares as determined in accordance with Bye-Law 5(F)(iii);
"Conversion Right"	means the right, subject to the provisions of Bye-Law 5(F), of Convertible Preference Shareholders to convert any Convertible Preference Share into Ordinary Shares;
"Convertible Preference Shareholder"	means a registered holder of Convertible Preference Share(s), from time to time;
"Convertible Preference Shares"	means the unlisted restricted voting convertible preference shares of US$0.01 each in the capital of the Company, the rights of which are set out in this Bye-Law 5;
"Converting Shareholder"	means a Convertible Preference Shareholder all or some of whose Convertible Preference Shares are being or have been converted into Ordinary Shares;
"CPS Register"	means has the meaning given to it in Bye-Law 5(I)(i);
"Exchange"	means The Stock Exchange of Hong Kong Limited;
"HKSCC"	means Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited;
"Independent Financial Adviser"	means an independent investment bank of international repute reasonably selected by the Company and acting as an expert;

"Issue Date"	means the date of allotment and issue of the Convertible Preference Shares;
"Issue Price"	means HK$0.3255 per Convertible Preference Share;
"Ordinary Shares"	means ordinary shares of US$0.01 each in the capital of the Company or, if there has been a sub-division, consolidation, re-classification or re-construction of the ordinary share capital of the Company, such ordinary shares forming part of the ordinary equity share capital of the Company of such other nominal amount as shall result from any such sub-division, consolidation, re-classification or reconstruction;
"Public Float Requirement"	means the requirement under the Listing Rules applicable to the Company that not less than a specified percentage of the Ordinary Shares which are listed on the Exchange shall be held by the public for the purpose of the Listing Rules;
"Record Date"	means the date and time by which a subscriber or transferee of securities of the class in question would have to be registered in order to participate in the relevant distribution or rights; and
"Trading Day"	means any day on which the Exchange (or the Alternative Stock Exchange, as the case may be) is open for the business of dealing in securities.

The Convertible Preference Shares shall confer on the Convertible Preference Shareholders the following rights and privileges, subject to the following restrictions and provisions.

(B) Dividend

Each Convertible Preference Share shall confer on the holder thereof the right to receive, out of the funds of the Company available for distribution and resolved to be distributed, dividend pari passu with holders of Ordinary Shares on the basis of the number of Ordinary Share(s) into which each Convertible Preference Share may be converted in accordance with Bye-Law 5(F) and on an as converted basis.

(C) Distribution of Assets

On a distribution of assets on liquidation, winding-up or dissolution of the Company (but not on conversion of Convertible Preference Shares or any repurchase by the Company of Convertible Preference Shares or Ordinary Shares), the assets and funds of the Company available for distribution among the members of the Company shall, subject to applicable laws, be applied in the following priority:

(i) firstly, in paying to the Convertible Preference Shareholders, pari passu as between themselves by reference to the aggregate nominal amounts of the Convertible Preference Shares held by them respectively, an amount equal to, respectively, the aggregate of the Issue Price of all of the Convertible Preference Shares held by them respectively; and

(ii) secondly, the balance of such assets shall be distributed on a pari passu basis among the holders of any class of shares in the capital of the Company other than the Convertible Preference Shares and other than any shares which are not entitled to participate of such assets, by reference to the aggregate nominal amounts paid up on the shares held by them respectively; and

(iii) the remaining balance of such assets shall belong to and be distributed on a pari passu basis among the holders of any class of shares including the Convertible Preference Shares, other than any other shares not entitled to participate in such assets, by reference to the aggregate nominal amount of shares held by them respectively.

(D) Ranking of the Convertible Preference Shares

The Company shall not (unless such sanction has been given by the Convertible Preference Shareholders as would be required for a variation of the special rights attaching to the Convertible Preference Shares or unless otherwise provided in these Bye-Laws) create or issue any shares ranking, as regards order in the participation in the profits of the Company or in the assets of the Company on a winding-up or otherwise, senior and in priority to the Convertible Preference Shares.

(E) Voting

(i) The Convertible Preference Shares shall not confer on the Convertible Preference Shareholders the right to attend and vote at a general meeting of the Company, unless a resolution is to be proposed at a general meeting for winding-up of the Company or a resolution is to be proposed which if passed would (subject to any consents required for such purpose being obtained) vary or abrogate the rights or privileges of the Convertible Preference Shareholders or vary the restrictions to which the Convertible Preference Shareholders are subject, in which event the Convertible Preference Shares shall confer on the Convertible Preference Shareholders the right to attend and vote at that general

meeting, save that such Convertible Preference Shareholders may not vote upon any business dealt with at such general meeting except the election of a Chairman, any motion for adjournment and the resolution for winding-up or the resolution which if passed would (subject to any consents required for such purpose being obtained) so vary or abrogate the rights and privileges of the Convertible Preference Shareholders or vary the restrictions to which the Convertible Preference Shareholders are subject.

(ii) Where Convertible Preference Shareholders are entitled to vote on any resolution, at the relevant general meeting or class meeting, on a show of hands every Convertible Preference Shareholder who is present in person or by proxy or (being a corporation) by a representative shall have one vote, and on a poll, every Convertible Preference Shareholder who is present in person or by proxy or (being a corporation) by a representative shall have one vote for each Ordinary Share into which the Convertible Preference Shares held by him would be converted based on a Conversion Date for such Convertible Preference Shares being a date 2 days preceding the date of such general meeting or class meeting.

(F) Conversion

(i) The Convertible Preference Shares shall be convertible at the option of the Convertible Preference Shareholder, at any time after the Issue Date and without the payment of any additional consideration therefor, into such number of fully-paid Ordinary Shares as determined in accordance with the then effective Conversion Rate, provided that no Conversion Right may be exercised, to the extent that following such exercise, the Company would fail to comply with the Public Float Requirement.

(ii) The number of Ordinary Shares to which a Converting Shareholder shall be entitled upon conversion following a Conversion Event shall be the number obtained by multiplying the Conversion Rate then in effect by the number of Convertible Preference Shares being converted.

(iii) The Conversion Rate of each Convertible Preference Share shall be determined by dividing the Issue Price of each Convertible Preference Share by the Conversion Price in effect at the time of conversion provided that the Conversion Price shall not be less than the then subsisting nominal value of an Ordinary Share into which such Convertible Preference Share is convertible.

(iv) (aa) Any Convertible Preference Shareholder who wishes to convert one or more Convertible Preference Shares held by it pursuant to Bye-Law 5(F)(i) shall deliver to the Company at its principal place of business in Hong Kong a Conversion Notice. The Conversion Notice shall be deemed to have been served on the fifth (5th) Business Day following the day of posting if sent by registered post (for pre-paid airmail if posted from outside Hong Kong).

(bb) The relevant Convertible Preference Shareholder shall deliver to the Company at its principal place of business in Hong Kong for surrender the certificate(s) evidencing the Convertible Preference Shares to be converted or, if such certificates have been lost or destroyed, such evidence of title as the Company may reasonably require, at the same time and together with the Conversion Notice given by such Convertible Preference Shareholder pursuant to Bye-Law 5(F)(iv)(aa) above.

(cc) Upon delivery of the Conversion Notice and the certificate(s) evidencing the Convertible Preference Shares to be converted by the holder thereof to the Company, the Company shall promptly and, in any event no later than five (5) Business Days after the date of receipt of such Conversion Notice and certificate(s):

(1) issue and deliver to such Convertible Preference Shareholder (a) certificate(s) for the number of Ordinary Shares into which the Convertible Preference Shares are converted in the name as shown on the certificate(s) evidencing the Convertible Preference Shares so surrendered to the Company; or

(2) (if so instructed by the Converting Shareholder in the Conversion Notice) issue in the name of HKSCC Nominee Limited, cause to be deposited into CCASS and credited into the CCASS Investor Participant stock account or the stock account of the designated CCASS Participant as instructed in the Conversion Notice such number of Ordinary Shares into which the Convertible Preference Shares are converted,

in each case together with cash in lieu of any fraction of an Ordinary Share in accordance with Bye-Law 5(F)(vi).

(v) The Company shall ensure that at all times there is a sufficient number of unissued Ordinary Shares in its authorized share capital to be issued in satisfaction of the Conversion Rights of Convertible Preference Shares.

(vi) No fraction of an Ordinary Share arising on conversion will be allotted to the Converting Shareholder of the relevant Convertible Preference Share(s) otherwise entitled thereto but such fractions will, when practicable, be aggregated and sold and the net proceeds of sale will then be distributed pro rata among such Convertible Preference Shareholders unless in respect of any holding of relevant Convertible Preference Shares the amount to be so distributed would be less than HK$100 (or its equivalent in another currency at a prevailing exchange rate selected by the Directors), in which case such amount will not be so distributed but will be retained for the benefit of the Company. Unless otherwise agreed between the Company and a Converting Shareholder, if more than one Convertible Preference Share shall fail to be

converted pursuant to any one Conversion Notice, the number of Ordinary Shares to be issued upon conversion shall be calculated on the basis of the aggregate Issue Price of the relevant Convertible Preference Shares. For the purpose of implementing the provisions of this sub-paragraph, the Company may appoint some person to execute transfers, renunciations or other documents on behalf of persons entitled to any such fraction and generally may make all arrangements which appear to it to be necessary or appropriate for the settlement and disposal of fractional entitlements.

(vii) Notwithstanding anything to the contrary herein, if the issue of Ordinary Shares following the exercise by a Convertible Preference Shareholder of the Conversion Rights relating to any of the Convertible Preference Shares held by such Convertible Preference Shareholder would result in the Company not meeting the Public Float Requirement immediately after the conversion, then the number of Ordinary Shares to be issued pursuant to such conversion shall be limited to the maximum number of Shares issuable by the Company which would not in the reasonable opinion of the Company result in a breach of the Public Float Requirement and the balance of the Conversion Rights attached to the Convertible Preference Shares which the Convertible Preference Shareholder sought to convert shall be suspended until such time when the Company is able to issue new Ordinary Shares in satisfaction of the exercise of the said balance of Conversion Rights and at the same time comply with the Public Float Requirement.

(viii) In the event that Bye-Law 5(F)(vii) above shall affect the exercise of the Conversion Right of any Convertible Preference Shareholder, the Company shall use reasonable endeavours to procure that there will be a sufficient number of Ordinary Shares in public hands so that all Convertible Preference Shares suspended from conversion may be converted as soon as practicable without causing the Company to breach the Public Float Requirement.

(G) Conversion Price Adjustments

(i) The Conversion Price shall from time to time be adjusted in accordance with the following relevant provisions and so that if the event giving rise to any such adjustment shall be such as would be capable of falling within more than one of Bye-Law 5(G)(i)(aa) to (ff) inclusive, it shall fall within the first of the applicable clauses to the exclusion of the remaining provisions:

(aa) if and whenever the Ordinary Shares by reason of any consolidation or sub-division or reclassification become of a different nominal amount, the Conversion Price in force immediately prior thereto shall be adjusted by multiplying it by the revised nominal amount and dividing the result by the former nominal amount. Each such adjustment shall be effective from the close of business in Hong Kong on the day immediately preceding the date on which the consolidation or sub-division or reclassification becomes effective;

(bb) if and whenever the Company shall:

(1) issue (other than in lieu of a cash dividend) any Ordinary Shares credited as fully paid by way of capitalisation of profits or reserves or issue any Ordinary Shares credited as fully paid bonus shares by applying the share premium account; or

(2) issue Ordinary Shares paid out of distributable profits or reserves issued in lieu of the whole or any part of a cash dividend, being a dividend which the holders of the Ordinary Shares concerned would or could otherwise have received but only to the extent that the market value of such Ordinary Shares exceeds 110% of the amount of dividend which holders of the Ordinary Shares could elect to or would otherwise receive in cash and which would not have constituted a capital distribution (as defined in Bye-Law 5(G)(ii)) (for which purpose the "**market value**" of an Ordinary Share shall mean the average of the closing prices published in the Exchange's daily quotation sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) for one Ordinary Share for the five (5) Trading Days ending on the last Trading Day immediately preceding the last day on which holders of Ordinary Shares may elect to receive or (as the case may be) not to receive the relevant dividend in cash),

then the Conversion Price in force immediately prior to such issue shall be adjusted by multiplying it by the aggregate nominal amount of the issued Ordinary Shares immediately before such issued and dividing the result by the sum of such aggregate nominal amount and the aggregate nominal amount of the Ordinary Shares issued in such capitalisation. Each such adjustment shall be effective (if appropriate, retrospectively) from the commencement of the day next following the record date for such issue;

(cc) if and whenever the Company shall make any capital distribution to holders (in their capacity as such) of Ordinary Shares (whether on a reduction of capital or otherwise) or shall grant to such holders rights to acquire for cash assets of the Company or any of its subsidiaries, the Conversion Price in force immediately prior to such distribution or grant shall be adjusted by multiplying it by the following fraction:

$$\frac{A - B}{A}$$

where:

A = the closing price published in the Exchange's Daily Quotation Sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) in respect of one Ordinary Share on the Trading Day immediately preceding the date on which the capital distribution or, as the case may be, the grant is publicly announced or (failing any such announcement) immediately preceding the date of the capital distribution or, as the case may be, of the grant; and

B = the fair market value on the day of such announcement or failing any such announcement, the date of the capital distribution or the grant, as the case may be, as determined in good faith by the Independent Financial Adviser, of the portion of the capital distribution or of such rights which is/are attributable to one Ordinary Share,

Provided that:

(1) if, in the opinion of the relevant Independent Financial Adviser, the use of the fair market value as aforesaid produces a result which is significantly inequitable, the Independent Financial Adviser may instead determine (and in such event the above formula shall be construed as if B meant) the amount of the closing price published in the Exchange's daily quotation sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) of one Ordinary Share which should properly be attributed to the value of the capital distribution or rights; and

(2) this Bye-Law 5(G)(i)(cc) shall not apply in relation to the issue of Ordinary Shares paid out of profits or reserves and issued in lieu of a cash dividend. Each such adjustment shall be effective (if appropriate, retrospectively) from the commencement of the day following the record date for the capital distribution or grant;

(dd) if and whenever the Company shall offer to all holders of Ordinary Shares new Ordinary Shares for subscription by way of rights, or shall grant to all holders of Ordinary Shares any options or warrants to subscribe for new Ordinary Shares, at a price per new Ordinary Share which is less than 90% of the market price at the date of the announcement of the terms of the offer or grant (whether or not such offer to grant is subject to the approval of the holders of Ordinary Shares or other persons), the Conversion Price in force immediately before the date of the announcement of such offer or grant shall be adjusted by multiplying it by the following fraction:

$$\frac{G + H}{G + I}$$

where:

G = the number of Ordinary Shares in issue immediately before the date of such announcement;

H = the number of Ordinary Shares which the aggregate of the two following amounts would purchase at such market price:

(1) the total amount (if any) payable for the rights, options or warrants being offered or granted; and

(2) the total amount payable for all of the new Ordinary Shares being offered for subscription or comprised in the rights, options or warrants being granted; and

I = the aggregate number of Ordinary Shares being offered for subscription or comprised in the rights, options or warrants being granted.

Such adjustment shall become effective (if appropriate retroactively) from the commencement of the day next following the record date for the relevant offer or grant;

(ee) (1) if and whenever the Company or any of its subsidiaries shall issue wholly for cash any securities which by their terms are convertible into or exchangeable for or carry rights of subscription for new Ordinary Shares, and the total Effective Consideration per new Ordinary Share initially receivable for such securities is less than the Conversion Price in force at the date of the announcement of the terms of issue of such securities (whether or not such issue is subject to the approval of the holders of Ordinary Shares or

other persons), the Conversion Price in force immediately prior to such announcement shall be adjusted to a price equal to the total Effective Consideration per new Ordinary Share initially receivable for such securities.

Such adjustment shall become effective (if appropriate retroactively) from the close of business on the Business Day immediately preceding the date on which the issue is announced or the date on which the issuer of the relevant securities determines the conversion or exchange rate or subscription price in respect of such securities (whichever is earlier).

(2) If and whenever the rights of conversion or exchange or subscription attaching to any such securities as are mentioned in Bye-Law 5(G)(i)(ee)(1) are modified so that the total Effective Consideration per new Ordinary Share initially receivable for such securities shall be less than the Conversion Price in force at the date of announcement of the proposal to modify such rights of conversion or exchange or subscription, the Conversion Price in force immediately prior to such announcement shall be adjusted to a price equal to the total Effective Consideration per new Ordinary Share receivable for such securities at the modified conversion or exchange rate or subscription price.

Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion or exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights or capitalisation issues and other events normally giving rise to adjustments of conversion, exchange or subscription terms.

(3) For the purposes of this Bye-Law 5(G)(i)(ee)(3):

(aaa) the "**total Effective Consideration**" receivable for the securities issued shall be deemed to be the aggregate consideration receivable by the issuer for such securities for the issue thereof plus the additional minimum consideration (if any) to be received by the issuer and/or the Company (if not the issuer) upon (and assuming) the full conversion or exchange thereof or the exercise in full of the subscription rights attaching thereto; and

(bbb) the "**total Effective Consideration per new Ordinary Share**" initially receivable for such securities shall be such aggregate consideration divided by the maximum number of new Ordinary Shares to be issued upon (and assuming) the full conversion or exchange thereof at the initial conversion

or exchange rate or the exercise in full of the subscription rights attaching thereto at the initial subscription price, in each case, without any deduction of any commissions, discounts or expenses paid, allowed or incurred in connection with the issue thereof;

(ff) If and whenever the Company makes an offer or invitation to holders of Ordinary Shares to tender for sale to the Company any Ordinary Shares or if the Company shall purchase any Ordinary Shares or securities convertible into Ordinary Shares or any rights to acquire Ordinary Shares (excluding any such purchase made on the Exchange or any Alternative Stock Exchange, as the case may be) and the Board considers that it may be appropriate to make an adjustment to the Conversion Price in force, at that time, the Board shall appoint an Independent Financial Adviser to consider whether, for any reason whatever as a result of such purchases, an adjustment should be made to the Conversion Price in force immediately prior to such purchases fairly and appropriately to reflect the relative interests of the persons affected by such purchases by the Company and, if the Independent Financial Adviser shall consider in its opinion that it is appropriate to make an adjustment to such Conversion Price, an adjustment to such Conversion Price shall be made in such manner as the Independent Financial Adviser shall certify to be, in its opinion, appropriate. Such adjustment shall become effective (if appropriate retroactively) from the close of business in Hong Kong on the Business Day next preceding the date on which such purchases by the Company are made.

(ii) For the purposes of Bye-Law 5(G)(i):

"**announcement**" shall include the release of an announcement to the press or the delivery or transmission by telephone, telex, facsimile transmission or otherwise of an announcement to the Exchange (or the Alternative Stock Exchange, as the case may be), "**date of announcement**" shall mean the date on which the announcement is first so released, delivered or transmitted and "**announce**" shall be construed accordingly;

"**capital distribution**" shall (without prejudice to the generality of that phrase) include distributions in cash or specie, and any dividend or distribution charged or provided for in the accounts for any financial period shall (whenever paid and however described) be deemed to be a capital distribution, provided that any such dividend shall not automatically be so deemed if:

(aa) it is paid out of the net profits (less losses) attributable to the holders of Ordinary Shares for all financial periods after that ended 31 December as shown in the audited consolidated profit and loss account of the Company and its subsidiaries for each such financial period; or

(bb) to the extent that (i) above does not apply, the rate of that dividend, together with all other dividends on the class of capital in question charged or provided for in the accounts for the financial period in question, does not exceed the aggregate rate of dividend on such class of capital charged or provided for in the accounts for the last preceding financial period. In computing such rates, such adjustments may be made as are in the opinion of the Independent Financial Adviser appropriate to the circumstances and shall be made in the event that the lengths of such period differ materially;

"**issue**" shall include allot;

"**market price**" means the average of the closing prices published in the Exchange's Daily Quotation Sheet (or the equivalent quotation sheet of the Alternative Stock Exchange, as the case may be) for one Ordinary Share for the five (5) Trading Days ending on the last Trading Day immediately preceding the day on or as of which such price is to be ascertained PROVIDED THAT if at any time during the said five (5) Trading Days, the Share shall have been quoted ex-dividend and during some other part of that period, the Ordinary Shares shall have been quoted cum-dividend, then:

(aa) if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share; and

(bb) if the Ordinary Shares to be issued rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the amount of that dividend per Ordinary Share;

(iii) If the Conversion Price is adjusted with effect (retroactively or otherwise) from a date on or before the date on which the names of the Convertible Preference Shareholders whose Convertible Preference Shares are converted into Ordinary Shares pursuant hereto or the names of such other persons as they may direct are entered into the register of holders of Ordinary Shares of the Company and such Convertible Preference Shareholders' entitlement were arrived at on the basis of unadjusted Conversion Price, the Company shall procure that such number of Ordinary Shares which would have been required to be issued on conversion of such Convertible Preference Shares if the relevant adjustment had been given effect to as at the date of conversion shall be allotted and issued to such Convertible Preference Shareholders or such other persons as they may direct.

(iv) The provisions of Bye-Law 5(G)(i) shall not apply to:

(aa) an issue of fully-paid Ordinary Shares upon the exercise of any conversion rights attached to securities convertible into Ordinary Shares that exist at the Issue Date;

(bb) an issue of Ordinary Shares or other securities of the Company or any subsidiary wholly or partly convertible into, of carrying rights to acquire, Ordinary Shares to the directors or employees or the Company or any of its subsidiaries pursuant to an employee share option scheme adopted by the Company; and

(cc) an issue by the Company of Ordinary Shares or by the Company or its subsidiary of securities wholly or partly convertible into or carrying rights to acquire Ordinary Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business.

(v) Notwithstanding the provisions of Bye-Law 5(G)(i), in any circumstances where the Directors shall consider that an adjustment to the Conversion Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Conversion Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or at a different time from that provided for under the provisions, the Company may appoint the Independent Financial Adviser, to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if the Independent Financial Adviser shall consider this to be the case, the adjustment shall be modified or nullified or an adjustment made instead of no adjustment in such manner including without limitation, making an adjustment calculated on a different basis and/or the adjustment shall take effect from such other date and/or time as shall be certified by the Independent Financial Adviser to be in its opinion appropriate.

(vi) Any adjustment to the Conversion Price shall be made to the nearest cent so that any amount under half a cent shall be rounded down and an amount of half a cent or more shall be rounded up and in no event shall any adjustment (otherwise than upon the consolidation of Ordinary Shares into shares of a larger nominal amount or upon a repurchase of Ordinary Shares) involve an increase in the Conversion Price.

(vii) No adjustment shall be made to the Conversion Price in any case in which the amount by which the same would be reduced in accordance with the foregoing provisions would be less than one cent.

(viii) Where the result of any act or transaction of the Company, having regard to the provisions of Bye-Law 5(G), would be to reduce the Conversion Price to below the nominal amount of an Ordinary Share, no adjustment to the Conversion Price shall be made pursuant to any of the relevant provisions of Bye-Law 5(G).

(ix) Whenever the Conversion Price is adjusted, the Company shall give notice to the Convertible Preference Shareholders that the Conversion Price has been adjusted (setting forth the event giving rise to the adjustment, the Conversion Price in effect prior to such adjustment, the adjusted Conversion Price and the effective date thereof).

(H) Redemption

The Convertible Preference Shares shall be non-redeemable by the Company or the holders thereof.

(I) Registration

(i) The Company shall maintain and keep a full and complete register ("**CPS Register**") as required by applicable laws for purposes of determining the Convertible Preference Shares in issue and the Convertible Preference Shareholders and recording any transfer, purchase, conversion and/or cancellation of the Convertible Preference Shares and the destruction of any replacement certificate in respect of the Convertible Preference Shares issued in substitution for any mutilated, defaced, lost, stolen or destroyed certificate in respect of the Convertible Preference Shares and of sufficient identification details of all Convertible Preference Shareholders from time to time holding the Convertible Preference Shares.

(ii) As soon as practicable, and in any event not later than five (5) Business Days after the Conversion Date, the Company will register or procure that its agent register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Ordinary Shares in the CPS Register and will mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any property required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

(iii) Convertible Preference Shares which are converted will be cancelled by removal of the holder's name from the CPS Register on the relevant Registration Date (as defined in Bye-Law 5(I)(v) below).

(iv) If the Registration Date in relation to any Convertible Preference Share shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in this Bye-Law and the relevant Registration Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company will procure that the provisions of Bye-Law 5(I)(ii) above shall be applied mutatis mutandis to such number of Ordinary Shares as is equal to the excess of the number of Ordinary Shares which would have been required to be issued on conversion of such Convertible Preference Share if the relevant retroactive adjustment had been given effect as at the said Registration Date over the number of Ordinary Shares previously issued (or which the Company was previously bound to issue) pursuant to such conversion, and in such event and in respect of such number of Ordinary Shares references to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment becomes effective (disregarding the fact that it becomes effective retroactively).

(v) The person or persons specified for that purpose in the Conversion Notice will become the holder of record of the number of Ordinary Shares issuable upon conversion with effect from the date he is or they are registered as such in the CPS Register (the "**Registration Date**"). Save as set out in this Bye-Law 5(I), a holder of Ordinary Shares issued on conversion of Convertible Preference Shares shall not be entitled to any rights the Record Date for which precedes the relevant Registration Date.

(J) Undertakings

So long as any Convertible Preference Share remains capable of being converted into Ordinary Shares:

(i) the Company will use all reasonable endeavors (1) to maintain a listing for all the issued Ordinary Shares on the Exchange and (2) to obtain and maintain a listing for any Ordinary Shares issued upon conversion of the Convertible Preference Shares on the Exchange (or the Alternative Stock Exchange, as the case may be);

(ii) the Company will send to each Convertible Preference Shareholder, for their information, one copy of every circular, notice or other document sent to Members in the Company holding Ordinary Shares, at the same time as it is sent to such other Members;

(iii) the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice as may be given and the terms of any other securities for the time being in issue which are convertible into or have the right to subscribe shares in the Company;

(iv) the Company shall not without the consent of the Convertible Preference Shareholders as a class, obtained in the manner provided in the Bye-Laws, or unless otherwise permitted pursuant to the Bye-Laws modify, vary, alter or abrogate the rights attaching to the Convertible Preference Shares as a class; and

(v) the Company shall pay all fees, capital and stamp duties payable in Hong Kong, if any, in respect of the issue of Ordinary Shares upon conversion of any Convertible Preference Shares.

(K) Taxation

(i) All payments in respect of the Issue Price shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Hong Kong or any authority therein or thereof unless the withholding or deduction of such taxes, duties, assessments of governmental charges is required by law. In that event, subject to the Company having sufficient profits available for distribution, the Company shall pay such additional amounts as may be necessary in order that the net amounts received by the Convertible Preference Shareholders after such withholding or deduction shall equal the respective amounts of Issue Price and nominal amount which would have been receivable in respect of the Convertible Preference Shares in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Convertible Preference Shareholder:

(aa) who is liable to such taxes, duties, assessment or governmental charges in respect of such Convertible Preference Shares by reason of his having some connection with Hong Kong other than by virtue of his being a Convertible Preference Shareholder; or

(bb) receiving such payment in Hong Kong and who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the Hong Kong tax authority but fails to do so.

(ii) To the extent that the Company shall have insufficient profits available for distribution in order to permit it to pay all or any of such additional amounts as aforesaid the amount of any shortfall shall be treated for all purposes as arrears of dividend.

(L) Payments

(i) Payment of all amounts in respect of the Convertible Preference Shares under the terms and conditions thereof shall be made on the due dates into such bank account in as the holder of the relevant Convertible Preference Share may notify the Company by at least seven (7) days' prior notice in writing from time to time. All payments made by the Company in respect of the Convertible Preference Shares pursuant to the terms and conditions of this Bye-Law 5 shall be made in Hong Kong dollars in immediately available funds.

(ii) If the due date for payment of any amount in respect of the Convertible Preference Shares is not a Business Day, the Convertible Preference Shareholder will be entitled to payment on the next following Business Day in the same manner together with interest accrued in respect of any such delay.

(iii) All payments or distributions with respect to Convertible Preference Shares held jointly by two or more persons shall be paid or made to whichever of such persons is named first in the CPS Register and the making of any payment or distribution in accordance with this sub-paragraph shall discharge the liability of the Company in respect thereof.

(M) Transfer

The Convertible Preference Shares may be assigned or transferred by the holder thereof without restriction, in whole or in part, and the Company shall facilitate any such assignment or transfer of the Convertible Preference Shares, including making any necessary applications to the Exchange or any other regulatory authority for the said approval (if so required).

(N) Listing

No application will be made for the listing of the Convertible Preference Shares on the Exchange or any other stock exchange.

(O) Inconsistency

If there is any inconsistency between any provisions of this Bye-Law 5 and any other provision of these Bye-Laws, then this Bye-Law 5 prevails to the extent of the inconsistency except where this would result in a breach of Bermuda law, including the Companies Act 1981 of Bermuda (as amended) or any other applicable law."

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 31 December 2009

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. The votes to be taken at the meeting will be by way of a poll.

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考，並不構成收購、購買或認購任何證券之邀請或要約。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

(1)涉及非常重大收購事項及關連交易以及構成主要及關連交易之財務資助之重組 (2)增加法定股本 (3)修訂細則 (4)發行可換股優先股 (5)新發行代價股份、可換股優先股及CPS換股股份之特定授權 及 (6)持續關連交易

卜蜂國際有限公司之財務顧問


UBS Investment Bank

瑞銀投資銀行

獨立董事委員會及獨立股東之獨立財務顧問


CIMB

聯昌國際證券(香港)有限公司

董事會函件載於本通函第7至44頁。獨立董事委員會函件及獨立財務顧問聯昌國際證券(香港)有限公司函件(載有其對獨立董事委員會及獨立股東所作出之意見)分別載於本通函第45至46頁及第47至78頁。

卜蜂國際有限公司謹訂於二零一零年一月二十五日(星期一)上午九時正假座香港夏慤道16號遠東金融中心21樓舉行股東特別大會，大會通告載於本通函第304至326頁。

無論　閣下能否出席大會，務請　閣下按照隨附之代表委任表格上所列印之指示填妥代表委任表格，並盡快及無論如何必須於該大會或其任何續會之指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會並於會上投票。

二零零九年十二月三十一日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購事項」　指　本公司根據收購協議建議收購CPI權益及收購協議項下擬進行之所有安排（包括（如文義有所規定）過渡安排）

「收購協議」　指　OSIL與本公司於二零零九年十二月十一日就收購事項訂立之協議

「細則」　指　本公司現時之公司細則

「聯繫人士」　指　具有上市規則所賦予之涵義

「董事會」　指　本公司之董事會

「營業日」　指　銀行一般於香港開門營業之日子（星期六、星期日或在香港懸掛8號颱風訊號或「黑色」暴雨警告訊號之日子除外）

「持續關連交易協議」　指　卜蜂總供應協議、卜蜂總購買協議及業務分割總協議之統稱

「謝氏家族股東」　指　謝氏家族之四位成員，即謝正民先生、謝大民先生、謝中民先生及謝國民先生，彼等直接及間接合計持有本公司已發行股本約51.43%權益

「正大農牧」　指　正大（中國）農牧有限公司，一家根據百慕達法例組織及存在之公司，為OSIL之全資附屬公司

「正大投資」　指　正大（中國）投資有限公司，一家於中國註冊成立之公司，為CPI之全資附屬公司

「完成」　指　本公司根據收購協議完成收購CPI權益

「代價」　指　本公司就收購事項應付之總代價

「代價股份」	指	根據收購協議之條款及條件將予配發及發行入賬列作繳足之新卜蜂股份及／或可換股優先股，以支付收購事項之部份代價
「持續關連交易」	指	持續關連交易協議項下之持續關連交易
「CPG」	指	Charoen Pokphand Group Company Limited，一家根據泰國法例組織及存在之公司，由謝氏家族股東擁有51.31%權益
「CPG集團」	指	CPG及／或其附屬公司
「CPI」	指	CP China Investment Limited，一家於開曼群島註冊成立之有限公司，根據收購前重組，其將成為相關業務之控股公司
「CPI權益」	指	CPI已發行股本之全部合法及實益權益
「本公司」或「卜蜂」	指	卜蜂國際有限公司，一家於百慕達註冊成立之獲豁免公司，其股份於聯交所主板上市及買賣，股份代號為43
「可換股優先股」	指	根據收購協議之條款及條件將予配發及發行入賬列作繳足之本公司股本中每股面值0.01美元之限制投票權可換股優先股，以支付收購事項之部份代價
「卜蜂集團」	指	本公司及其不時之附屬公司
「卜蜂產品」	指	新卜蜂集團根據卜蜂總供應協議將予供應之產品
「卜蜂股份」	指	本公司股本中每股面值0.01美元之普通股
「CPS換股價」	指	每股CPS換股股份之價格（可予調整（如有）），可換股優先股將按照該價格轉換為CPS換股股份
「CPS換股股份」	指	於可換股優先股獲轉換時，本公司將予發行之卜蜂股份，其與其他現有卜蜂股份享有同等地位

「董事」	指	本公司之董事
「EBITDA」	指	除利息、税項、折舊及攤銷前之盈利
「除外飼料企業」	指	下列企業： (i) 開封正大有限公司，由OSIL及一名獨立第三方分別實益擁有50%權益之中國合資企業； (ii) 佳木斯正大有限公司，由OSIL及一名獨立第三方分別實益擁有65%及35%權益之中國合資企業；及 (iii) 合肥正大有限公司，由OSIL全資實益擁有之中國公司
「國內生產總值」	指	國內生產總值
「一般授權」	指	股東於二零零九年六月三日舉行之本公司股東週年大會上通過一項普通決議案，據此授出以授權董事配發及發行最多577,946,157股卜蜂股份之本公司一般授權
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港之法定貨幣
「國際財務報告準則」	指	國際會計準則委員會制定之國際財務報告準則
「獨立董事委員會」	指	由本公司獨立非執行董事馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生組成以就收購事項及持續關連交易向獨立股東提供意見之獨立董事委員會
「獨立股東」	指	謝氏家族股東及彼等各自之聯繫人士以外之股東
「公司間債務」	指	經重組CPI集團相關成員公司當其時墊付予OSIL集團相關成員公司之未償還墊款

「最後實際可行日期」	指	二零零九年十二月二十八日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「業務分割總協議」	指	本公司(作為供應商)與OSIL(作為營運商)於二零零九年十二月十一日就按持續基準租賃及／或使用OSIL集團非飼料生產業務所需而繼續保留於新卜蜂集團賬冊內之中國相關固定資產所訂立之有條件協議
「卜蜂總購買協議」	指	本公司與OSIL於二零零九年十二月十一日就新卜蜂集團按持續基準向OSIL集團購買OSIL產品所訂立之有條件購買協議
「卜蜂總供應協議」	指	本公司與OSIL於二零零九年十二月十一日就新卜蜂集團按持續基準向OSIL集團供應卜蜂產品所訂立之有條件供應協議
「新卜蜂集團」	指	緊隨收購事項完成後之卜蜂及其附屬公司、共同控制企業及聯營公司
「非飼料業務」	指	涉及農產品貿易、家禽業及經營綜合農牧業務
「非飼料企業」	指	OSIL直接或間接擁有之企業，根據收購前重組，其並不構成經重組CPI集團之一部份
「OSIL」	指	Orient Success International Limited，一家於英屬維爾京群島註冊成立之有限公司，主要為一家投資控股公司，於完成前持有CPI全部已發行股本
「OSIL集團」	指	OSIL及其附屬公司、共同控制企業及聯營公司(就此而言，不包括經重組CPI集團)
「OSIL產品」	指	新卜蜂集團根據卜蜂總購買協議向OSIL集團將予購買之產品

「中國」	指	中華人民共和國，就此而言，不包括中華人民共和國香港及澳門特別行政區
「收購前重組」	指	有關CPI、其附屬公司及其共同控制企業（「**CPI集團**」）之收購前重組，涉及（其中包括）CPG向CPI集團轉讓涉及相關業務之所有企業（不包括除外飼料企業）以及CPI集團出售及／或分割並無涉及相關業務之所有企業及資產
「公眾持股量規定」	指	適用於本公司之上市規則規定，就上市規則而言，在聯交所上市之卜蜂股份中，不得少於某個特定百分比須由公眾人士持有
「相關業務」	指	於中國經營獨立飼料廠生產業務，以供出售予第三方
「經重組CPI集團」	指	CPI、其附屬公司、共同控制企業及聯營公司（如有）（假設已完成收購前重組）
「人民幣」	指	人民幣，中國之法定貨幣
「服務協議」	指	經重組CPI集團多間成員公司所訂立現仍有效之服務協議，內容有關就提供若干技術服務支付服務費
「服務費」	指	經重組CPI集團成員公司就若干獲提供之技術服務應付之費用
「證券條例」	指	證券及期貨條例（香港法例第571章）
「股東特別大會」	指	本公司將舉行以考慮並酌情批准（其中包括）收購事項及持續關連交易及其各自項下擬進行之交易之股東特別大會
「股東」	指	卜蜂股份不時之持有人

「特定授權」	指	將提呈股東於股東特別大會上批准授予董事以發行代價股份、可換股優先股及CPS換股股份之特定授權
「聯交所」	指	香港聯合交易所有限公司
「過渡安排」	指	誠如董事會函件「收購協議之其他條款」一節所述清償公司間債務及提供過渡擔保
「過渡擔保」	指	經重組CPI集團向OSIL集團之貸款人作出之擔保，以擔保OSIL集團旗下成員公司履行OSIL集團於完成前所獲多份銀行信貸之責任
「美元」	指	美元，美利堅合眾國之法定貨幣

附註： 就本通函而言，一般情況下，美元與人民幣乃採用下列匯率換算為港元，僅供參考：

1.00美元 = 7.8港元
1.00港元 = 人民幣0.88元



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
何平僊先生
謝吉人先生
謝杰人先生
謝展先生
謝仁基先生
謝漢人先生
謝鎔仁先生
彭小績先生
馬照祥先生*
Sombat Deo-isres先生*
Sakda Thanitcul先生*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
夏慤道16號
遠東金融中心
21樓

* *獨立非執行董事*

敬啟者：

**(1)涉及非常重大收購事項及關連交易以及構成主要及關連交易之財務資助之重組
(2)增加法定股本
(3)修訂細則
(4)發行可換股優先股
(5)新發行代價股份、可換股優先股及CPS換股股份之特定授權
及
(6)持續關連交易**

A. 緒言

茲參照本公司日期為二零零九年十二月十一日之公佈，內容有關本公司與OSIL就本公司擬議收購CPI權益於該日訂立之收購協議。

根據上市規則第14及第14A章，收購事項（包括發行代價股份及可換股優先股作為收購事項之代價）構成本公司之非常重大收購事項及關連交易。

本公司現時之法定股本為150,000,000美元，分為15,000,000,000股每股面值0.01美元之卜蜂股份，其中2,889,730,786股為已發行及繳足或入賬列作繳足。為應付發行代價股份、可換股優先股及（於轉換可換股優先股時）CPS換股股份，以及配合卜蜂集團未來擴展及增長，董事建議透過額外增設15,000,000,000股新卜蜂股份及20,000,000,000股新可換股優先股，以將本公司之法定股本由150,000,000美元（分為15,000,000,000股卜蜂股份）增至500,000,000美元（分為30,000,000,000股卜蜂股份及20,000,000,000股可換股優先股）。增加本公司法定股本及增設可換股優先股須待股東於股東特別大會上以特別決議案方式批准後，方可作實。

為將可換股優先股之權利、特權及限制納入細則內，本公司將於股東特別大會上提呈一項特別決議案以修訂細則。有關建議修訂細則之詳情載於股東特別大會通告。修訂細則須待股東於股東特別大會上以特別決議案批准後，方可作實。

本公司亦與OSIL訂立三項持續關連交易協議，即卜蜂總供應協議、卜蜂總購買協議及業務分割總協議，據此，新卜蜂集團將(a)向OSIL集團供應由新卜蜂集團生產或採購之多種飼料相關產品（如動物飼料、金霉素、獸藥及飼料原材料）；(b)向OSIL集團購買賴氨酸及食用油；及(c)向OSIL集團出租其非飼料生產業務所需之若干固定資產，或向OSIL集團授出該等資產之使用權。

本公司全體獨立非執行董事，即馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生已獲董事會委任為獨立董事委員會之成員，以就有關收購事項（包括過渡安排）、持續關連交易及其項下擬進行交易之決議案於股東特別大會上應如何投票，向獨立股東提供意見及推薦意見。

聯昌國際證券（香港）有限公司已獲委聘為獨立財務顧問，以就收購事項（包括過渡安排）及持續關連交易之條款以及相關年度上限是否屬公平合理、按一般商業條款於一般日常業務過程中訂立且符合本公司及股東之整體利益，向獨立董事委員會及獨立股東提供意見。

本通函旨在向　閣下提供（其中包括）有關收購事項（包括過渡安排）及持續關連交易之其他資料、載列聯昌國際證券（香港）有限公司致獨立董事委員會及獨立股東之意見、及獨立董事委員會就收購事項（包括過渡安排）及持續關連交易致獨立股東之推薦意見，以及向　閣下發出股東特別大會通告。

B. 收購事項

背景

謹此提述本公司於二零零九年十一月二十七日發表之公佈，當中本公司宣佈與其控權股東就有關可能收購該等控權股東接近全部由彼等持有於中國之獨立飼料廠之權益而重新展開磋商。

其後，於二零零九年十二月十一日，本公司與OSIL就本公司建議收購CPI權益訂立收購協議。

透過收購協議項下之交易，卜蜂集團將收購經重組CPI集團於中國經營之相關業務。收購事項為本公司一個吸引機遇以(a)收購國內其中一個領先的動物及水產飼料生產商的控權權益；(b)擴大及分散卜蜂集團之收入基礎；及(c)於中國參與具有長遠盈利可觀增長的業務。

收購事項之總代價為5,382,000,000港元。代價將以發行合共16,534,562,212股代價股份(倘未有悉數償還公司間債務則可能須予減少)支付。收購事項將不會對卜蜂集團構成任何即時現金流出(支付相關開支除外)。

CPG有意於可見未來維持對本公司之控權地位。

收購事項之主要條款概要載列如下。

收購事項

收購協議

(a) 日期

二零零九年十二月十一日

(b) 訂約方

賣方 : OSIL

買方 : 本公司

(c) 將予收購之資產

卜蜂已有條件同意向OSIL收購CPI權益。待收購前重組完成後及於完成時，經重組CPI集團將主要於中國從事經營相關業務。

(d) 代價及付款

收購事項之總代價為5,382,000,000港元，將按下列方式支付：

(i) 886,908,917港元將於完成時透過本公司按每股卜蜂股份0.3255港元之發行價向OSIL（及／或其可能指派之該等其他人士）配發及發行入賬列作繳足之2,724,758,578股新卜蜂股份支付；

(ii) 2,155,091,083港元將於完成時透過按每股可換股優先股0.3255港元之發行價向OSIL（及／或其可能指派之該等其他人士）配發及發行6,620,863,542股可換股優先股支付；及

(iii) 2,340,000,000港元將於完成後（按遞延基準）支付，而該定額代價將按下文「收購協議之其他條款－公司間債務」一節所述之方式，於釐定及／或清償公司間債務時透過按每股新卜蜂股份或每股可換股優先股（視情況而定）之發行價0.3255港元向OSIL（及／或其可能指派之該等其他人士）配發及發行最多合共7,188,940,092股代價股份支付。

代價乃由訂約各方經公平磋商後釐訂，且經參考（其中包括）：

(a) CPI未經審核合併過往業績（假設收購前重組已完成）；

(b) 近期之可比較交易及可資比較市場資料；

(c) 根據經重組CPI集團未經審核管理賬目，經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度之合併溢利分別約為15,924,000美元及37,913,000美元；

(d) 經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度所支付之服務費分別24,887,000美元及31,571,000美元，以及CPG自二零零九年一月一日起向CPI轉讓服務費之經濟利益作為收購前重組之一部份；及

(e) OSIL保證經重組CPI集團截至二零零九年十二月三十一日止年度之除稅後純利為不少於82,000,000美元（詳情請參閱下文「收購事項」一節「溢利保證」一段）。

有關可換股優先股條款之進一步詳情載於下文「可換股優先股條款概要」一節。

(e) 發行價

每股代價股份及每股可換股優先股之發行價0.3255港元乃收購協議訂約各方經公平磋商後釐定。發行價0.3255港元較：

(i) 卜蜂股份於收購協議前之最後交易日在聯交所所報之收市價每股0.600港元折讓約45.8%；

(ii) 卜蜂股份截至收購協議前最後交易日之連續五個交易日(包括該日)在聯交所所報之平均收市價每股0.610港元折讓約46.6%；

(iii) 卜蜂股份截至收購協議前最後交易日之連續三十個交易日(包括該日)在聯交所所報之平均收市價每股0.458港元折讓約28.9%；

(iv) 卜蜂股份截至收購協議前最後交易日之連續一百八十個交易日(包括該日)在聯交所所報之平均收市價每股0.300港元溢價約8.5%；

(v) 股東應佔二零零八年十二月三十一日每股卜蜂股份經審核資產淨值約0.289港元溢價約12.6%；及

(vi) 卜蜂股份於最後實際可行日期在聯交所所報之收市價每股0.570港元折讓約42.9%。

每股代價股份之發行價0.3255港元亦較二零零九年八月二十五日之每股卜蜂股份收市價溢價10.3%；較二零零九年八月二十六日至最後實際可行日期(包括該日)每股卜蜂股份之平均收市價0.415港元折讓21.5%；較截至最後實際可行日期止(包括該日)十二個月每股卜蜂股份之平均收市價0.279港元溢價16.7%；並較截至最後實際可行日期止(包括該日)六個月每股卜蜂股份之平均收市價0.357港元折讓8.8%。

(f) 先決條件

收購協議須待(其中包括)下列條件達成後，方可完成：

(i) 分別就收購協議及持續關連交易協議(及其各自項下擬進行之交易)，包括但不限於發行及配發代價股份及可換股優先股及(於轉換可換股優先股時)CPS換股股份取得獨立股東批准；

(ii) 本公司法定股本由現時之150,000,000美元(分為15,000,000,000股卜蜂股份)增至500,000,000美元(分為30,000,000,000股卜蜂股份及20,000,000,000股可換股優先股),以及於股東特別大會上通過一項特別決議案以修訂細則以規限可換股優先股之權利、特權及限制;

(iii) 本公司信納收購前重組已完成,包括已取得銀行及／或OSIL及／或其聯屬人士之其他貸款人就進行收購前重組發出之一切適用同意及／或豁免(倘有條件限制,應按本公司可接受之條件);

(iv) 就卜蜂股份(包括代價股份及CPS換股股份)於聯交所上市及買賣取得聯交所上市委員會批准;

(v) 本公司完成法律及財務盡職審查;及

(vi) 本公司信納已取得任何適用法例或規則或規例或政府、行政或監管機關所規定收購協議訂約各方就完成收購協議項下擬進行交易而所須或適用之任何或一切其他重大批准、同意及豁免。

本公司僅可豁免(部份或全部)上文所載之條件(iii)及(v)。倘上述條件未能於二零一零年六月三十日(或訂約各方可能書面協定之較後日期)或之前達成或豁免(視情況而定),則收購協議或會終止,而訂約各方無論如何均不得就此向其他方索償,惟因任何先前違反則除外。倘本公司豁免須達成上文所載條件(iii)並於收購前重組未全部完成前進行完成,則僅可於OSIL與本公司之間進行,而OSIL須(a)仍為非飼料業務所有資產之實益擁有人並對非飼料業務所有負債負責;及(b)彌償新卜蜂集團關於或由於非飼料業務而產生之一切負債、損失及開支。根據收購協議之條款,OSIL須於收購協議日期後在可能情況下盡快促致完成收購前重組。

(g) 完成

收購協議應於收購協議最後一項先決條件達成當日後第五個營業日(或收購協議訂約各方可能協定之該等較後日期)完成。預期收購協議將不遲於二零一零年六月三十日完成。

收購事項須待上文「先決條件」一節所述各項條件達成後,方可完成。待收購事項完成後,CPI將成為本公司之全資附屬公司。

(h) 不競爭承諾

OSIL將促致CPG於完成時或之前向本公司承諾自完成日期起且在CPG或其控權股東(謝氏家族股東)仍為本公司控權股東之情況下，在未得本公司事先書面同意前，CPG不會並將促致其附屬公司(不包括新卜蜂集團旗下企業、其股份於證券交易所公開上市之該等附屬公司及除外飼料企業)不會(其中包括)在中國任何地區進行或從事或涉及進行相關業務或直接或間接擁有其權益。為免生疑問，不競爭限制並不涵蓋在中國經營、包括主要作自用而非向第三方出售之飼料生產設施的綜合農場。

(i) 優先購買權

收購協議附有一項條款，倘於完成後任何時間，OSIL有意直接或間接向任何獨立第三方出售其於除外飼料企業之權益，則其須在當其時除外飼料企業任何少數股東之權利規限下，向本公司授出優先購買權以按向該第三方提出之相同條款購買該等權益。

(j) 收購協議之其他條款

(a) 公司間債務。於最後實際可行日期，經重組CPI集團旗下多個企業已以墊款形式向非飼料企業提供資金。OSIL已向本公司承諾，於完成時，公司間債務不會多於300,000,000美元。OSIL亦已承諾，會促致相關非飼料企業於完成日期起計三年內，在收購協議所載之條款及條件規限下悉數清償公司間債務。不論前文所述，OSIL亦同意CPI及／或卜蜂可於完成日期起計三年期屆滿前在有需要時隨時及不時要求OSIL及／或OSIL集團償還未清償之公司間債務或其中任何部份，以撥付經重組CPI集團之營運資金。

OSIL將就此編製一套完成賬目，並須交由本公司審閱。根據該完成賬目，倘公司間債務之金額為少於300,000,000美元(差額為「**超出部份**」)，則本公司將於確定公司間債務後十個營業日內，向OSIL(及／或OSIL可能指示之該等其他人士)發行代價股份，有關股數應為乘以每股代價股份之發行價0.3255港元所得出之數目為超出部份。該等代價股份將以新卜蜂股份之形式發行，或假使本公司於當其時因悉數發行該等新卜蜂股份而未能遵守上市規則之公眾持股量規定，則本公司將發行在可能情況下不會導致違反公眾持股量規定之最大數目之新卜蜂股份，其餘則以可換股優先股之形式發行。

其後，本公司將於公司間債務之任何部份獲償還時發行代價股份，有關股數乘以每股代價股份之發行價0.3255港元應相等於所償還之公司間債務之金額。為供説明，假設所有代價股份均以可換股優先股發行，而美元兑港元匯率為1美元兑7.8港元，倘於完成日期之未償還公司間債務為250,000,000美元，則於(i)釐定公司間債務時將予發行之代價股份應為1,198,156,682股可換股優先股（就超出部份）；及(ii)其後一筆過悉數償還公司間債務有關金額時將予發行之代價股份應為5,990,783,410股可換股優先股（即250,000,000美元x 7.8港元÷0.3255港元之結果）；倘於完成日期之公司間債務為300,000,000美元，並於其後部份償還50,000,000美元，則於償還該部份後將予發行之代價股份應為1,198,156,682股可換股優先股（即50,000,000美元x 7.8港元÷ 0.3255港元之結果）。

(b) 服務協議。CPI現時向經重組CPI集團旗下多家公司提供若干技術服務，而相關服務費過往乃根據服務協議支付予CPI之最終控股公司CPG。作為收購前重組之一部份，CPG集團已與CPI協定，CPG集團須就截至二零零九年十二月三十一日止年度向CPI支付為數31,000,000美元之服務費。此付款乃反映收購事項將包括服務費之經濟利益此商業協定。按照國際財務報告準則編製之未經審核管理賬目，CPI擁有人應佔經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度之合併溢利分別為14,940,000美元及33,028,000美元。經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度及截至二零零九年十一月三十日止十一個月所支付之服務費分別為24,887,000美元、31,571,000美元及28,077,000美元。

僅供參考，二零零七年及二零零八年經重組CPI集團擁有人應佔之未經審核合併純利（已就服務費作出調整）應分別為39,827,000美元及64,599,000美元。根據收購前重組，經重組CPI集團自二零零九年一月一日起擁有服務費之經濟利益。

(c) 溢利保證。OSIL保證於完成後三十日內編製經重組CPI集團截至二零零九年十二月三十一日止財政年度之管理賬目（「**管理賬目**」）所示之除税後純利（經計及向CPI轉讓服務協議之經濟利益）（「**税後純利**」）不得少於82,000,000美元（「**保證税後純利**」）。假使經重組CPI集團無法達致保證税後純利，OSIL須於完成編製管理賬目後三十日內，向本公司以現金支付保證税後純利與截至二零零九年十二月三十一日止財政年度實際税後純利之間的差額。倘税後純利少於保證税後純利，本公司將根據上市規則第2.07C條發表公佈，並將詳情載列其下一份經刊發年報及賬目內。本公司之獨立非執行董事將於本公司下一份經刊發年報及賬目中，就OSIL有否履行其溢利保證之責任發表意見。

(d) 過渡擔保。作為過渡安排，於完成後，本公司將透過新卜蜂集團成員公司繼續就完成前財務機構向OSIL集團提供之銀行信貸提供公司擔保。該等公司擔保之總金額將不超過人民幣300,000,000元。作為新卜蜂集團於完成後維持該等財務資助之約因，OSIL集團將彌償新卜蜂集團因索繳卜蜂集團所提供之任何公司擔保而致使其可能承受或產生之一切損失及費用。所有向OSIL集團授出之相關銀行信貸涉及一年或以內到期之短期貸款，最遲之到期日為二零一零年十一月三十日，惟一項人民幣20,000,000元之信貸於二零一二年九月到期。本公司現時並無意於相關銀行信貸到期及／或OSIL集團還款時更新該等公司擔保。日後如更新任何該等公司擔保將須遵守上市規則之規定。

(e) 彌償。在收購協議之條款規限下，OSIL將就經重組CPI集團關於或由於經重組CPI集團相關成員公司於完成前從事非飼料業務而產生之一切負債、損失及開支向新卜蜂集團作出彌償。

(f) 匯率。收購協議訂約各方協定，就收購協議及其項下擬進行交易（包括過渡安排）下所有貨幣兑換而言，彼等將採用當前匯率。

C. 可換股優先股條款概要

可換股優先股之主要條款概要載列如下。

面值	每股0.01美元
發行價	每股可換股優先股0.3255港元
換股期	發行後任何時間，惟倘會導致本公司無法遵守上市規則項下適用於本公司之任何公眾持股量規定，則換股權將暫告中止。
換股比例	每股可換股優先股可轉換為一(1)乘以換股比率之該等數目之卜蜂股份。換股比率將按每股可換股優先股之發行價除以換股價而釐定。

換股價	初步換股價即為發行價。在發生若干指定事件(包括股份合併、拆細或重新分類、溢利或儲備資本化、股本分派、配售卜蜂股份或卜蜂股份期權，及按低於換股價之價格發行換股證券)下，換股價須予調整，惟換股價不得低於該等可換股優先股所予轉換之卜蜂股份當其時之面值。倘須對換股價作出任何調整，本公司將另行發表公佈。
股息及分派	每股可換股優先股將賦予其持有人與卜蜂股份持有人相等可收取股息之權利，基準為按每股可換股優先股可轉換之普通股數目計算以及猶如已予以轉換。
投票權	可換股優先股之持有人並無權出席股東大會及於會上投票(惟為本公司清盤或將於會上提呈決議案而倘通過將更改或廢除該等持有人之權利或特權或更改可換股優先股所受之限制之有關股東大會則除外)。
地位	於本公司清盤、結業或解散而分派資產時，可向本公司股東分派之本公司資產及資金將在適用法例限制下按下列優先次序分派： (i) 首先，向可換股優先股之持有人(彼等之間地位相等)參照彼等各自持有之可換股優先股面值總額支付相等於彼等各自持有之全部可換股優先股發行價總額之金額；及 (ii) 其次，該等資產之結餘將按同等地位基準向本公司股本中任何類別股份(可換股優先股及無權參與分派該等資產之任何股份除外)之持有人(參照彼等各自持有之股份面值總額予以分派)；及

(iii) 餘下之該等資產結餘將按同等地位基準屬於及分派予任何類別股份(包括可換股優先股但不包括無權參與分派該等資產之任何股份)之持有人(參照彼等各自持有之股份面值總額)。

轉讓 可換股優先股之持有人可無限制轉讓可換股優先股。

贖回 本公司或可換股優先股持有人均不得贖回可換股優先股。

上市 概不會就可換股優先股於聯交所或任何其他證券交易所上市提出申請。

D. 增加法定股本

本公司現時之法定股本為150,000,000美元，分為15,000,000,000股每股面值0.01美元之卜蜂股份，其中2,889,730,786股為已發行及繳足或入賬列作繳足。為應付發行代價股份、可換股優先股及(於轉換可換股優先股時)CPS換股股份，以及配合卜蜂集團未來擴展及增長，董事建議透過額外增設15,000,000,000股新卜蜂股份及20,000,000,000股新可換股優先股，以將本公司之法定股本由150,000,000美元(分為15,000,000,000股卜蜂股份)增至500,000,000美元(分為30,000,000,000股卜蜂股份及20,000,000,000股可換股優先股)。增加本公司法定股本及增設可換股優先股須待股東於股東特別大會上以特別決議案方式批准後，方可作實。

儘管董事在此方面並無即時計劃，惟鑒於本公司股本基礎於收購事項完成後將大幅擴大以及新卜蜂集團的資金需求，且計及不時的市場狀況，董事或會於適當時考慮透過發行新股方式籌集新股本。

E. 修訂細則

為將可換股優先股之權利、特權及限制納入細則內，本公司將於股東特別大會上提呈一項特別決議案以修訂細則。有關納入可換股優先股條款及條件之建議修訂詳情載於股東特別大會通告之特別決議案內。修訂細則須待股東於股東特別大會上以特別決議案批准後，方可作實。

F. 特定授權及上市申請

自一般授權授出日期以來，概無據其發行新卜蜂股份。於最後實際可行日期，一般授權餘額容許董事會發行及／或以其他方式處理577,946,157股新卜蜂股份。由於代價股份、可換股優先股及CPS換股股份之總數將超過一般授權項下餘下之577,946,157股新卜蜂股份，因此，代價股份、可換股優先股及(於轉換可換股優先股時)CPS換股股份將根據特定授權而發行。

本公司將申請代價股份及CPS換股股份(於轉換可換股優先股時予以發行)於聯交所上市。

G. 持股架構

假設於收購事項完成前本公司之已發行股本概無變動，則本公司之持股架構於緊隨完成後及(i)償還公司間債務前；(ii)假設悉數償還公司間債務；及(iii)償還公司間債務且悉數轉換可換股優先股(雖然倘本公司未能符合公眾持股量規定則不得換股)將有如下影響：

股東名稱	現有持股架構			完成時及償還公司間債務前之持股架構			完成後並假設悉數償還公司間債務之持股架構			完成後並假設悉數償還公司間債務及悉數轉換可換股優先股後之持股架構(僅供說明)		
	卜蜂股份數目	*%*	*可換股優先股數目*	*卜蜂股份數目*	*%*	*可換股優先股數目*	*卜蜂股份數目*	*%*	*可換股優先股數目*	*卜蜂股份數目*	*%*	*可換股優先股數目*
CPI Holding Co., Ltd.	1,004,014,695	34.74%	-	1,004,014,695	17.88%	-	1,004,014,695	17.88%	-	1,004,014,695	5.17%	-
OSIL *附註*	-	0.00%	-	2,724,758,578	48.53%	6,620,863,542	2,724,758,578	48.53%	13,809,803,634	16,534,562,212	85.12%	-
Worth Access Trading Limited *附註*	481,250,000	16.66%	-	481,250,000	8.57%	-	481,250,000	8.57%	-	481,250,000	2.48%	-
謝氏家族股東	843,750	0.03%	-	843,750	0.02%	-	843,750	0.02%	-	843,750	0.00%	-
公眾股東	1,403,622,341	48.57%	-	1,403,622,341	25.00%	-	1,403,622,341	25.00%	-	1,403,622,341	7.23%	-
合計	**2,889,730,786**	**100.00%**	-	**5,614,489,364**	**100.00%**	**6,620,863,542**	**5,614,489,364**	**100.00%**	**13,809,803,634**	**19,424,292,998**	**100.00%**	-

附註： OSIL及Worth Access Trading Limited均由CPG間接全資擁有。

根據可換股優先股之條款，倘未能遵守上市規則所載之公眾持股量規定，則在可換股優先股有關之換股權獲行使時，卜蜂亦不會發行CPS換股股份。

為維持本公司之上市地位，就上市規則而言，本公司將促致公眾人士所持有不時發行之卜蜂股份不少於25%。

由於OSIL由CPG實益擁有100%權益，而CPG則由謝氏家族股東擁有51.31%權益，因此發行CPS換股股份不會導致本公司控制權出現變動。

H. 收購事項前／後之架構表

下列圖表載列(a)於最後實際可行日期；及(b)緊隨收購事項完成後（假設概無轉換可換股優先股），卜蜂集團之企業及持股架構：

(a) 於最後實際可行日期：


謝氏家族股東
51.31%
51.31%
C.P. Intertrade Co., Ltd.
CPG
100%
100%
公眾人士
CPI Holding Co., Ltd.
Charoen Pokphand Holding Company Limited
100%
100%
Worth Access Trading Limited
OSIL
48.57%
34.74%
16.66%
100%
CPI
（相關業務及非飼料業務）
0.03%
本公司

(b) 緊隨收購事項完成後(假設概無轉換可換股優先股):


謝氏家族股東
51.31%
51.31%
C.P. Intertrade Co., Ltd.
CPG
100%
100%
公眾人士
CPI Holding Co., Ltd.
Charoen Pokphand Holding Company Limited
100%
100%
Worth Access Trading Limited
OSIL
25%
17.88%
8.57%
0.02%
48.53%
本公司
100%
CPI
(只有相關業務)

I. 持續關連交易

待收購事項完成後，下列持續關連交易協議將告生效：

1. 卜蜂總供應協議

(a) 日期

二零零九年十二月十一日

(b) 訂約方

(i) 本公司(作為供應商)
(ii) OSIL(作為買方)

(c) 主題事項

在符合新卜蜂集團商業利益之情況下，供應OSIL集團可能要求而新卜蜂集團可供應、由新卜蜂集團生產或採購之多種飼料相關產品(如動物飼料、金霉素、獸藥及飼料原材料)。

(d) 價格

將參照卜蜂產品於中國之當前市價、市場推廣成本(如有)及需求而釐定，而新卜蜂集團將向OSIL集團出售該等產品之售價將不遜於新卜蜂集團可自身為獨立第三方之買方取得者。

(e) 付款期限

信貸期最多為60日或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

(f) 年期

卜蜂總供應協議將由收購事項完成日期(預期為二零一零年六月)起生效，直至二零一二年十二月三十一日止。除非收購事項完成，否則卜蜂總供應協議不會生效。

(g) 年度上限

截至二零一零年十二月三十一日、二零一一年十二月三十一日及二零一二年十二月三十一日止各個財政年度，新卜蜂集團向OSIL集團供應卜蜂產品之年度上限分別為人民幣2,594,400,000元(約2,948,200,000港元)、人民幣4,498,400,000元(約5,111,800,000港元)及人民幣6,935,100,000元(約7,880,800,000港元)。由於預期卜蜂總供應協議將於截至二零一零年十二月三十一日止財政年度內某時間生效，故截至二零一零年十二月三十一日止財政年度之年度上限應為全年金額按由卜蜂總供應協議生效當日起直至二零一零年十二月三十一日以逐日基準計算之該財政年度餘下部份所佔之比例計算。

建議年度上限乃經參考：(i)截至二零零八年十二月三十一日止三個年度，經重組CPI集團各相關企業向OSIL集團成員公司銷售卜蜂產品之以往年度銷售額；(ii)卜蜂產品之當前市價；(iii)就符合中國整體消費物價上升及未來銷量增長所作出之備抵；及(iv)卜蜂產品於有關期內之預期需求增長而釐定。卜蜂總供應協議項下之交易於二零一零年之建議年度上限較二零零九年內經重組CPI集團相關成員公司(作為一方)與OSIL集團成員公司(作為另一方)於二零零九年一月至九月供應卜蜂產品之以往交易及二零

零九年十月至十二月預計交易之總值增加93%。二零一一年及二零一二年各自之建議年度上限則分別較上一年增加約73%及約54%。經重組CPI集團相關成員公司與OSIL集團相關成員公司之間於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度及截至二零零九年九月三十日止九個月供應卜蜂產品之以往交易資料分別為人民幣576,800,000元(約655,500,000港元)、人民幣771,300,000元(約876,500,000港元)、人民幣1,141,200,000元(約1,296,800,000港元)及人民幣996,700,000元(約1,132,600,000港元)。

2. 卜蜂總購買協議

(a) 日期

二零零九年十二月十一日

(b) 訂約方

(i) 本公司(作為買方)

(ii) OSIL(作為供應商)

(c) 主題事項

在符合新卜蜂集團商業利益之情況下，新卜蜂集團購買其可能向OSIL集團要求而OSIL集團可供應之賴氨酸及食用油。

(d) 價格

將參照OSIL產品於中國之當前市價及需求而釐定，而該等產品之購買價將不遜於新卜蜂集團可自身為獨立第三方之供應商取得者。

(e) 付款期限

信貸期最多為60日或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

(f) 年期

卜蜂總購買協議將由收購事項完成日期(預期為二零一零年六月)起生效，直至二零一二年十二月三十一日止。除非收購事項完成，否則卜蜂總購買協議不會生效。

(g) 年度上限

截至二零一零年十二月三十一日、二零一一年十二月三十一日及二零一二年十二月三十一日止各個財政年度，新卜蜂集團向OSIL集團購買OSIL產品之年度上限分別為人民幣126,500,000元（約143,800,000港元）、人民幣186,000,000元（約211,400,000港元）及人民幣233,500,000元（約265,300,000港元）。由於預期卜蜂總購買協議將於截至二零一零年十二月三十一日止財政年度內某時間生效，故截至二零一零年十二月三十一日止財政年度之年度上限應為全年金額按由卜蜂總購買協議生效當日起直至二零一零年十二月三十一日以逐日基準計算之該財政年度餘下部份所佔之比例計算。

建議年度上限乃經參考：(i)截至二零零八年十二月三十一日止三個年度，經重組CPI集團各相關企業向OSIL集團成員公司購買OSIL產品之以往年度購買額；(ii)OSIL產品之當前市價；(iii)就符合中國整體消費物價上升及未來銷量增長所作出之備抵；及(iv)卜蜂於期內預期對相關產品需求之增加而釐定。卜蜂總購買協議項下之交易於二零一零年之建議年度上限較二零零九年內經重組CPI集團相關成員公司（作為一方）與OSIL集團成員公司（作為另一方）於二零零九年一月至九月購買OSIL產品之以往交易及二零零九年十月至十二月預計交易之總值增加55%。二零一一年及二零一二年之建議年度上限分別較上一年增加約47%及約25%。經重組CPI集團相關成員公司與OSIL集團相關成員公司之間於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度及截至二零零九年九月三十日止九個月購買OSIL產品之以往交易資料分別為人民幣25,600,000元（約29,100,000港元）、人民幣33,200,000元（約37,700,000港元）、人民幣52,500,000元（約59,700,000港元）及人民幣58,100,000元（約66,000,000港元）。

3. 業務分割總協議

(a) 日期

二零零九年十二月十一日

(b) 訂約方

(i) 本公司（供應商）
(ii) OSIL（運營商）

(c) 主題事項

租賃及／或使用OSIL集團非飼料生產業務所需而繼續保留於新卜蜂集團賬冊內之中國相關固定資產（包括土地、樓宇及廠房及機械）。

(d) 價格

將根據有關各方真誠及公平磋商後協定之商業條款，並參照新卜蜂集團相關固定資產之折舊開支、適用稅務成本及開支以及新卜蜂集團就該等固定資產可能產生之其他政府徵費而釐定，而租金／使用費將不遜於新卜蜂集團可自身為獨立第三方之承租人／用戶取得者。有關個別地點之各項特定租賃／使用安排須受一項獨立租賃／合約安排規管。與相關固定資產有關之所有風險應由OSIL集團承擔。OSIL集團須負責維修及管理相關固定資產。

(e) 付款期限

須按月期末支付。相關款項應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

(f) 年期

業務分割總協議將由收購事項完成日期(預期為二零一零年六月)起生效，直至二零一二年十二月三十一日止。除非收購事項完成，否則業務分割總協議不會生效。

(g) 年度上限

截至二零一零年十二月三十一日、二零一一年十二月三十一日及二零一二年十二月三十一日止財政年度，OSIL集團根據業務分割總協議於其年期內應付予新卜蜂集團之最高年度租金／費用總額分別不得超過人民幣22,900,000元(約26,000,000港元)、人民幣24,700,000元(約28,100,000港元)及人民幣26,700,000元(約30,300,000港元)。由於預期業務分割總協議將於截至二零一零年十二月三十一日止財政年度內某時間生效，故截至二零一零年十二月三十一日止財政年度之年度上限應為全年金額按由業務分割總協議生效當日起直至二零一零年十二月三十一日以逐日基準計算之該財政年度餘下部分所佔之比例計算。

建議年度上限乃經參考消費物價指數及政府徵費可能年增長率而釐定。

J. 有關訂約各方及將予收購之權益之資料

卜蜂集團主要從事生產及銷售金霉素產品、通過共同控制企業產銷摩托車、代理卡特彼勒機械及產銷化油器及汽車零部件，以及物業與投資控股。

OSIL主要為一間投資控股公司。OSIL由CPG間接全資擁有，而CPG乃由本公司之控權股東謝氏家族股東擁有51.31%權益。

經重組CPI集團主要從事相關業務。CPG收購CPI權益之原成本介乎約220,000,000美元至240,000,000美元之間。

根據國際財務報告準則編製，經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度之未經審核合併財務業績（假設收購前重組已完成）如下：

	截至十二月三十一日止年度	
	二零零七年	二零零八年
	千美元	*千美元*
營業額	1,413,423	1,944,630
支付服務費前之EBITDA	74,108	115,963
支付服務費前之除稅前溢利	44,488	78,202
CPI擁有人應佔支付服務費前之除稅後溢利	39,827	64,599
服務費	24,887	31,571
總資產	781,274	888,457
資產淨值	97,566	195,171

附註： 經重組CPI集團於有關期間內按低於市價之價格向關連人士出售若干飼料產品。根據收購事項，向關連人士出售將按市價進行。該等額外毛利將令二零零七年及二零零八年之除稅前溢利分別增加約11.7%及13.7%。

K. 有關經重組CPI集團之其他事項

(a) 業務及行業概覽

行業概覽

緒言

中國之飼料業自一九九零年以來快速增長，飼料業由當時生產低質素產品的後院營運商，蛻變成為現今大小企業並存格局，當中包括擁有密集式現代產能的大型飼料生產商。中國的現代化飼料生產商現時已能夠大規模而有效率地生產飼料產品，並隨著分銷效率提升，亦能夠在更廣泛的地區分銷產品。現代化的飼料生產商亦已訂立嚴謹的安全和品質檢測措施，確保產品符合國內健康和安全規定。

儘管中國飼料業已進行現代化，惟仍然是群雄割據。行業現正進行整合，而飼料生產商的總數已從二零零七年的15,376間減至二零零八年的13,612間，減少約12%。

中國飼料生產商數目



二零零五年至二零零八年複合年增長率(「**複合年增長率**」)：(4.3%)
16,000
15,000
14,000
13,000
15,518
15,501
15,376
13,612
二零零五年
二零零六年
二零零七年
二零零八年

資料來源：中國飼料工業協會2009

然而，國內飼料的需求繼續上升，各飼料廠的平均產出亦隨之增加。根據東方艾格農業咨詢有限公司於二零零九年十一月發表之報告(「**東方艾格報告**」)，於二零零零年至二零零八年間，國內飼料生產的複合年增長率為9.4%。於二零零八年中國飼料總產量增長11%至1.37億噸，而二零零九年頭九個月，中國之總飼料產量達約一億噸。

中國飼料產量趨勢(千噸)



二零零零年至二零零八年複合年增長率：9.4%
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
二零零零年
二零零二年
二零零四年
二零零六年
二零零八年
全價配合飼料
濃縮飼料
預混合飼料

資料來源：東方艾格農業咨詢有限公司，二零零九年十一月

中國的經濟和發展形勢

根據Economist Intelligence Unit(「**EIU**」),中國經濟繼續錄得非常強勁的增長,全國於二零零零年至二零零八年間的國內實質生產總值複合年增長率為10.2%。EIU亦預期,縱然面對全球經濟放緩,但二零零九年中國經濟仍可錄得8.1%的國內實質生產總值增長。經濟增長亦帶動中國人民整體的生活水平提升。於二零零八年,國內的人均個人消費為1,174美元,預期於二零零九年將升至1,290美元,按年增長9.8%。

對肉類產品的需求不斷增加

中國的工業化令人民的可支配收入水平隨之提升,亦令到大眾的飲食習慣有變。隨著中國消費者的可支配收入不斷提高,大眾的飲食習慣亦由過去以澱粉質為主,改為包含更多肉類蛋白的更均衡飲食。一些行業資料估計,現時國內消費者用於購買食品的每一元中,約三分一是用於購買肉類產品。

中國食物消費比例趨勢


60%
50%
40%
30%
20%
10%
0%
39%
31%
50%
52%
11%
17%
穀類
蔬菜
肉類
一九九五年
二零零七年

資料來源:《二零零八年中國統計年鑒》

根據美國農業部(「**美國農業部**」),過去數年中國的肉類蛋白消費一直穩步增長。美國農業部估計,於一九九五年,中國之肉類消費(包括牛肉、小牛肉、豬肉和禽肉)約為每年每人25公斤,及至二零零五年則估計升至每年每人47公斤,預計於二零零九年將進一步增至每年每人51公斤。

中國全年人均肉類消費


52
51
50
49
48
47
46
45
8%
6%
4%
2%
0%
-2%
-4%
-6%
47
48
2.1%
46
-4.2%
49
6.5%
51
二零零五年
二零零六年
二零零七年
二零零八年
二零零九年估計
肉類消費
增長(%)

資料來源：美國農業部(Rodman & Redshaw Research 二零零九年九月)

由於對肉類產品之需求增加，對飼料產品的需求亦隨之出現指數式的增加。飼料轉換率代表生產1公斤肉類所需要的飼料數量。根據市場訊息，生產1公斤牛肉需要大約7公斤的飼料，生產1公斤豬肉需要大約4公斤的飼料，而生產1公斤禽肉需要大約2公斤的飼料。因此，為應付1公斤肉類的需求增長平均需要至少4倍數量的飼料。

飼料轉換率(公斤飼料／公斤肉品)


8
7
6
5
4
3
2
1
0
7
4
2
牛肉
豬肉
禽肉

資料來源：東方艾格農業咨詢有限公司，二零零九年十一月

隨著國內農業界別繼續整合和現代化，以及農民通過政府牽頭的措施而提升生產技術，對於符合或更勝於中國政府規定之安全及質素基準、收益更高的飼料產品之需求有所增加。

原材料價格上升

近年原材料價格上升對飼料生產商的利潤率造成極大影響。為抵銷原材料成本飆升的影響，部份飼料生產商已開始使用替代原材料。玉米是動物飼料的其中一種主要原材料，玉米價格近期曾見大幅上揚（於二零零七年上升17%，於二零零八年十月上升8%）。因此，以小麥和麩來代替玉米用於動物飼料生產日見普遍。

一般而言，較大的飼料生產商更能抵受原材料價格上升的影響。

法規的發展

國內有關規管飼料業的法例目前仍處於發展早段。因此，與國際水平相比，目前國內有關飼料產品的立法標準仍然較低。然而，中國政府深明訂立規例和標準對行業整體發展以確保飼料產品和食物鏈的安全起著關鍵作用。

二零零七年實施的《飼料生產企業審查辦法》以及於二零零八年首部《飼料法》的起草立法，是中國政府奠定的首批標準及法規。中國所有飼料生產商現時必須遵守該等規例。中國政府致力將國內的安全和水平提升至國際水平，因此逐步收緊有關標準和規例。

中國政府對品質的要求日趨嚴謹，欠缺制度和營運不具規模的小型飼料生產商難以達到更高的安全和品質水平，其營運受到嚴重衝擊。在中國政府提倡優質安全的前提下，擁有能力和資源可以將系統現代化，並且可以緊貼更嚴謹的安全品質標準的大型現代化營運商，或較小型營運商享有更佳的競爭優勢。

中國飼料業的發展趨勢

中國飼料業產品主要分為三大類：全價配合飼料、濃縮飼料及預混合飼料。根據東方艾格報告，中國的預混合飼料與濃縮飼料市場自二零零六年以來的平均年增長率達10%。濃縮飼料與預混合飼料迅速增長的趨勢預期仍可持續，因大型農場的規模亦正在增長，而彼等正是該等產品的主要用戶。

中國小型農場為全價配合飼料的最大用戶，而彼等正面對日趨劇烈的競爭與政府嚴格監管，以遵守相關健康和安全規例。因此不少小型農場已告結業，導致全價配合飼料的需求增長放緩。

二零零九年第一至三季飼料總產量：1億噸


預混合飼料
4%
濃縮飼料
19%
全價配合飼料
77%

資料來源：東方艾格農咨詢有限公司，二零零九年十一月

飼料種類最終用途（二零零九年第一至三季）


全價配合飼料
其他
6%
水產
14%
蛋禽
35%
肉禽
17%
豬
28%
濃縮飼料
其他
9%
水產
1%
肉禽
13%
豬
53%
蛋禽
24%
預混合飼料
其他
12%
水產
6%
蛋禽
10%
豬
55%
肉禽
17%

資料來源：東方艾格農咨詢有限公司，二零零九年十一月

現時，中國的水產界別尚處於發展早段。於二零零八年，根據中國政府的統計數字，水產界別的總養殖量合共為34,100,000噸，該行業於二零零五年至二零零八年間的複合年增長率為5.1%。然而，中央政府頒佈的十一五規劃（二零零六年至二零一零年）目標於二零一零年或之前達到45,500,000噸之年產出。因此，此界別之增長潛力龐大，並將推動對水產飼料的需求增長。

技術與科研將會繼續推動行業發展，開發出更高水平以及更高效率的飼料產品。飼料轉換率亦會隨之提升，為農民與飼料生產商創造雙贏局面。

業務回顧

經重組CPI集團為國內其中一個領先的飼料生產商，主要從事豬飼料、禽飼料、水產飼料及其他飼料產品之生產、分銷及銷售。經重組CPI集團擁有先進及全面電腦化的飼料生產設備，運用最前沿的技術創製不同的飼料配方，配合動物於不同生長階段的不同營養需求。

經重組CPI集團於一九七九年在中國成立，以「正大」品牌發售旗下產品。「正大」是國內著名品牌，其高料肉比率的飼料產品和出眾的售後服務備受讚賞。經重組CPI集團的禽飼料和豬飼料於二零零六年獲得「中國名牌產品」美譽，其水產飼料產品於二零零七年獲得「中國名牌產品」美譽，並於二零零九年榮獲「全國50強飼料企業」之稱號。

經重組CPI集團具龐大規模的營運，總飼料產能約為8,300,000噸，業務遍佈全國26個省及直轄市，旗下有53間附屬公司及4間共同控制企業。有別於眾多對手，經重組CPI集團擁有全國平台。現時經重組CPI集團於中國的廣闊全國分銷網絡得其銷售代表團隊支援，擁有超過24,000個銷售代理，包括獨立第三方獨家分銷商及擁有大規模營運的農業營運商。

隨著國內更加關注衛生及食物安全，經重組CPI集團亦向通過預審資格的認可供應商採購原材料。

通過旗下廣闊的分銷網絡出售優質飼料產品並且提供增值服務，經重組CPI集團致力保持其於中國地方飼料業中的領導地位，並將繼續致力提升市場份額。

(b) 風險因素

股東務請留意，若發生以下風險，可對經重組CPI集團之業務、經營業績、財務狀況及未來前景構成重大不利影響：

(i) 原材料價格波動

經重組CPI集團生產動物飼料時使用的主要成份包括玉米、豆粕、棉籽粕、小麥和魚粉，這些原材料的價格波動，或會影響經重組CPI集團的經營業績。前述原材料為基本的農業商品，其價格受到全球商品價格以及國內的供求所影響。商品價格的波動受到用於生產人類食物及用於生產動物飼料的農業產品之供求所影響。此外，此等基本商品亦用於生產其他食品，包括油品及玉米糖漿以及其他以糖為基礎的產品。部份成份之價格亦日漸受到對替代能源（譬如玉米乙醇）之需求所影響。

經重組CPI集團相信，其將能夠通過合適的措施管控原材料成本上漲的風險，其亦會於合適時採取措施調節定價架構，以將任何原材料的價格升幅轉嫁給客戶。

(ii) 原材料的供應情況

經重組CPI集團需要獲得穩定的原材料供應，包括玉米、豆粕、棉籽粕、小麥和魚粉。原材料的供應不時有變，須視乎氣候和自然災害而定，而原材料供應可能出現中斷和短缺。能否採購到這些原材料，亦取決於經重組CPI集團之競爭對手以及使用類似原材料之其他貨品生產商對該等原材料的需求所造成之競爭而定。

經重組CPI集團向眾多的國內及（如需要）海外供應商採購原材料，至今並無出現嚴重的原材料短缺問題。經重組CPI集團大批採購原材料，在其生產設施內的多個大型倉庫維持充足的原材料儲備，以備突發性供應短缺。

(iii) 對某一種食物的需求下跌

由於經重組CPI集團出售特定動物（譬如雞和豬）的飼料產品，因此市場對任何一種動物或水產蛋白種類的需求下跌，將影響相關飼料的需求。需求下跌可以是源於消費者信心轉弱，或消費者的喜好隨著飲食潮流和消費者不斷轉變的口味而改變。隨著中國消費者的採購力增加，加上人均收入上升，消費者的喜好或會由低成本的蛋白來源轉投向較高成本的蛋白來源，而消費者的需求亦會隨之改變。

經重組CPI集團相信，其可通過多元化的產品種類（包括家禽（包括肉雞和蛋雞）、豬、牛、羊、蝦和魚飼料）、於全國遼闊的業務版圖以及其產品品質上乘的聲譽，抵銷某一食物種類需求下跌的影響。

(iv) 消費者信心因動物疫源性疾病而下跌

於任何一個食物類別（譬如雞肉產品或豬肉產品）爆發動物疫源性疾病，是整個食物鏈行業持續面對的風險。由於任何動物疫源性疾病的爆發可能影響消費者對該類食物的需求而最終將影響到該類食物之動物飼料的需求。譬如說，二零零四年爆發禽流感影響到禽肉的需求，大眾避吃雞肉以及雞相關產品，令到經重組CPI集團之家禽飼料銷售大跌。任何一類食物若受到動物疫源性疾病影響，經重組CPI集團之財務表現將會受到該類食物之相關飼料產品的需求下跌拖累，而此並非經重組CPI集團所能控制。

(v) 中國市場銷售佔收益的主要部份

經重組CPI集團之收益悉數來自國內銷售。若發生中國經濟顯著下滑或爆發傳染病等事件，將會對經重組CPI集團之產品銷售構成負面影響，並會不利於其業務、財務狀況及經營業績。

(vi) 分銷網絡

經重組CPI集團於中國之獨家分銷商網絡由24,000名遍佈全國的獨立第三方分銷商組成，最多約85%的產品是透過此網絡出售。由於分銷商網絡只會出售經重組CPI集團一家之飼料產品，因此為經重組CPI集團之銷售及分銷建立非常穩固的骨幹。此等地區分銷商是按他們於社區內的信譽、經驗、聲譽而選出，分銷合約乃按年檢討。

根據本公司所得資料，經重組CPI集團並無遇到任何有關分銷網絡之重大不利事宜，惟概不保證可長時間維持獨家分銷商網絡。任何整體架構的改變或個別分銷商的轉變，也可對經重組CPI集團之分銷及銷售構成影響。

(vii) 飼料生產設施之運作中斷

經重組CPI集團之財務表現視乎其國內生產設施持續生產飼料的能力。因此，若生產因機器故障、機械故障或工人停工而出現嚴重中斷，生產效率可能因此下跌，並令到生產成本上升，盈利能力減弱。因此，經重組CPI集團恪守一保養政策，即以最高產能運作之廠房內的機器及設備平均每月關掉一次以作保養，而未達最高產能之廠房內的機器則平均每兩星期關機一次。

(viii) 金融機構的持續支持

於二零零九年六月三十日，經重組CPI集團之短期銀行借貸約為351,000,000美元，長期銀行借貸約為69,000,000美元。此等借貸主要用於應付營運資金需要(譬如存貨融資)。經重組CPI集團倚賴其與往來銀行的良好關係來支持業務的持續經營及未來增長。若經重組CPI集團未能取得短期融資，存貨水平可能下跌而並無足夠的原材料應付需求，最終導致收益或利潤下跌。若經重組CPI集團未能取得較長期的融資，則可能令到收益增長率下跌。

(ix) 稅務政策變動

經重組CPI集團根據國稅發[1999]39號文件獲豁免其飼料產品之增值稅。因此，經重組CPI集團可將部份稅務優惠轉化成毛利，亦可惠及顧客。中國政府可能隨時更改或修訂此項稅務政策。若予以更改而經重組CPI集團未能將額外的增值稅開支轉嫁給客戶，經重組CPI集團之利潤可能減少。倘經重組CPI集團未能將額外的增值稅開支轉嫁，產品價格會上調以反映增值稅，導致產品需求可能減少，而部份客戶亦可能改為購買較廉價產品。前述的增值稅豁免是按年給予中國全體飼料生產商。若政府撤銷豁免增值稅的政策，則國內所有飼料生產商(包括經重組CPI集團)將需要接受增值稅評稅。

此外，股東應留意以下有關收購事項之風險：

為完成收購事項，OSIL集團之成員將進行收購前重組步驟，包括轉讓CPG持有的不同飼料相關企業以及出售經重組CPI集團目前持有的非飼料相關企業。收購前重組涉及的部份步驟須取得中國監管當局的批准，而取得有關批准所需之時間可能較預期的為長，繼而可能影響到交易的時間安排。本公司已委聘本身的中國法律顧問審視和注意收購前重組。

收購事項須待多項先決條件達成或(如適用)獲豁免後，方可作實。若未能達成先決條件，收購協議可能終止而收購事項將不會完成。

(c) 法律及監管規定

以下為有關相關業務之主要中國法規概要：

飼料和飼料添加劑管理條例

飼料和飼料添加劑管理條例(「**該條例**」)是國務院於一九九九年五月二十九日公佈並於二零零一年十一月二十九日修訂。根據該條例，設立飼料、飼料添加劑生產企業，除應當符合有關法律、行政法規規定的企業設立條件外，還應當具備下列條件：

(i) 有與生產飼料、飼料添加劑相適應的廠房、設備、工藝及倉儲設施；

(ii) 有與生產飼料、飼料添加劑相適應的專職技術人員；

(iii) 有必需的產品質量測試機制、檢驗人員和測試設施；

(iv) 生產環境符合國家規定的安全、衛生要求；及

(v) 污染防治措施符合國家環境保護要求。

飼料生產企業審查辦法

飼料生產企業審查辦法(「**該辦法**」)是中國農業部於二零零六年十一月二十四日公佈，並於零零七年五月一日起實施。該辦法適用於設立飼料生產企業的審查。設立飼料生產企業，應當經省級人民政府飼料管理部門依照該辦法規定審查合格後，方可辦理企業登記手續。

糧食流通管理條例

糧食流通管理條例(「**管理條例**」)是國務院於二零零四年五月二十六日公佈及實施。從事糧食收購活動的經營者，應當取得糧食收購資格，並依照中華人民共和國公司登記管理條例等規定辦理登記的經營者，否則不可從事糧食收購活動。

中華人民共和國產品品質法

中華人民共和國產品品質法於一九九三年九月一日公佈，於二零零零年七月八日修訂。在中國境內從事產品生產、銷售活動，必須遵守中華人民共和國產品品質法。生產者、銷售者應當建立健全內部產品質量管理制度，嚴格實施崗位質量規範、品質責任以及相應的考核辦法。生產者、銷售者依照本法規定承擔產品質量責任。

中華人民共和國水污染防治法

中華人民共和國水污染防治法於二零零八年二月二十八日修訂，並於二零零八年六月一日實施。本法適用於中國領域內的江河、湖泊、運河、渠道及水庫等地表水體以及地下水體的污染防治。國務院監督排污許可制度。直接或者間接向水體排放工業廢水和醫療污水以及其他按照規定應當取得排污許可證方可排放

的廢水、污水的企業事業單位，應當取得排污許可證；城鎮污水集中處理設施的運營單位，也應當取得排污許可證。排污許可的具體辦法和實施步驟由國務院規定。禁止企業事業單位無排污許可證或者違反排污許可證的規定向水體排放前款規定的廢水、污水。

中華人民共和國環境保護法

中華人民共和國環境保護法於一九八九年十二月二十六日公佈及實施。排放污染物的企業事業單位，必須依照國務院環境保護行政主管部門的規定申報登記。排放污染物超過國家或者地方規定的污染物排放標準的企業事業單位，必須依照國家規定繳納超標準排污費，並負責治理。

(d) 營運及財務回顧

有關(i)經重組CPI集團之營運表現；及(ii)經重組CPI集團截至二零零八年十二月三十一日止三個年度及截至二零零九年六月三十日止六個月之資產負債表及現金流量項目的重大波動之管理層討論及分析，請參閱附錄四。

(e) 管理專才

經重組CPI集團由資深的高級管理團隊領導，該高級管理團隊成員之簡歷載列如下：

何炎光先生，57歲，為經重組CPI集團之副董事長，職責包括經重組CPI集團於四川、重慶、湖北、湖南及安徽等地區的飼料業務運作。彼持有泰國曼谷Assumption Commercial College之商業系學位。何先生在農牧業務管理方面擁有資深經驗。

黃業夫先生，57歲，為經重組CPI集團之副董事長，職責包括經重組CPI集團於江蘇、浙江、雲南、廣西、福建及江西等地區的飼料業務運作。彼持有泰國Sukhothai Thammatirat University農業系學士學位，並持有泰國Maejo University農業管理博士學位。黃先生在農牧業務管理方面擁有資深經驗。

謝毅先生，53歲，為經重組CPI集團之副董事長，職責包括經重組CPI集團的整體行政管理工作。於加入正大集團前，彼分別於一九八二年至一九九四年及一九九四年至二零零二年期間出任中國國際貿易促進委員會部長及中國國際貿易促進委員會駐曼谷辦事處總經理。彼持有英國Warwick University之工商管理碩士學位。謝先生在農牧業務管理方面擁有資深經驗。

白善霖先生，50歲，為經重組CPI集團之副董事長，職責包括經重組CPI集團於新疆、寧夏、內蒙古、甘肅、陝西、山西等地區的飼料業務運作。彼持有澳洲外交部之Governmental Exchange Specialist in Agricultural Management、中國畜牧管理專家證書及甘肅學院農牧系動物科學之專業文憑。白先生在農牧業務管理方面擁有資深經驗。

楊森源先生，41歲，為經重組CPI集團之財會長，職責包括經重組CPI集團整體財務管理。於加入正大集團前，彼曾於一九九零至一九九一年出任泰國Coopers & Lybrand審計公司審計助理。彼持有泰國曼谷Ramkhamhaeng University之工商管理碩士學位。楊先生在審計、會計及財務管理方面擁有資深經驗。

石格立博士，56 歲，為經重組CPI集團之飼料技術職能線總裁。彼持有美國堪薩斯州立大學之動物營養與飼料科學博士學位。石先生擁有動物營養與飼料技術農牧企業之資深經驗。

(f) 經重組CPI集團之發展計劃

面對中國對飼料產品與日俱增之需求，經重組CPI集團將通過擴充現有飼料廠業務及／租用或投資於新的飼料生產設施而不斷提升產能。根據卜蜂集團所掌握的資料，經重組CPI集團初步計劃於二零一零年、二零一一年及二零一二年分別投資約人民幣140,000,000元、人民幣230,000,000元及人民幣380,000,000元，務求於二零一二年底或之前將經重組CPI集團之總產能提升約3,000,000噸。

為確保客戶日後更加滿意經重組CPI集團之飼料產品，經重組CPI集團將繼續提升產品質素、改善分銷服務之效率並擴展分銷服務之覆蓋範圍，並且提供切合客戶需要的合適售後服務。

L. 進行收購事項之原因

(a) 經重組CPI集團

本公司相信，收購事項為本公司一個吸引機遇以(a)收購國內其中一個領先的動物及水產飼料生產商的控股權權益；(b)擴大及分散卜蜂集團之收入基礎；及(c)於中國參與長遠具有可觀盈利增長的業務。

經重組CPI集團為國內其中一個領先的飼料生產商。經重組CPI集團將擁有：

(a) 具龐大規模的營運，遍佈全國26個省及直轄市，在全國提供具規模的平台；

(b) 超過24,000個獨立分銷商的龐大分銷網絡；及

(c) 多元化產品，生產動物飼料(包括家禽飼料及豬飼料)及水產飼料(包括魚及蝦飼料)。

此外，經重組CPI集團將擁有專門而龐大的技術支援團隊，成員超過3,000名員工，可向經重組CPI集團客戶提供售後技術支援。這能提升經重組CPI集團的競爭力，與其客戶發展強大關係。

收購事項後，因代價包括發行代價股份，新卜蜂集團之已發行股本將由約28,898,000美元大幅擴至194,244,000美元。收購事項完成不會對卜蜂集團構成任何即時現金流出。

本公司亦可藉收購事項享佔得優勢，把握各增長機遇，包括：

飼料業持續增長

董事相信，農民可支配收入及對飼料安全的警覺均有所提高，因而對優質食品的需求不斷增長，在此推動下，飼料業在中期內將仍可保持增長。此外，董事預期肉類及水產食品的需求不斷提高，亦隨之帶動飼料需求。隨著國內的人均國民生產總值及可支配收入增長，董事預期國民將增加肉類及水產食品消費。

行業整合

中國動物飼料業群雄割據，生產商超過10,000個，反觀美國則只有約300個。由於按產量計中國為全球第二大動物飼料生產國，故董事相信，中國動物飼料業將進行整合，而新卜蜂集團擁有領導地位、管理能力及資金，且足跡遍及全國，定可推動整合進程。

規模擴大

中國農業乃龐大及持續增長之市場，除禽畜及水產飼料外亦包含許多不同產品。卜蜂集團已準備就緒，可透過其分銷網絡將更多其他農產品加入旗下。

誠如卜蜂集團日期為二零零九年九月二十一日之二零零九年中期報告所披露，卜蜂集團正擴展銷售網絡及加強其金霉素業務及工業業務(透過共同控制企業)的宣傳。卜蜂集團擬於完成後繼續有關其金霉素及工業業務之該等業務計劃。收購事項將為卜蜂集團提供機會以擴大及分散卜蜂集團之收入基礎。收購事項後，本公司擬繼續其現

有金霉素業務及工業業務，長遠而言亦將更著重相關業務。收購事項將大幅改善卜蜂集團業務，並提升其股東價值。基於上述理由，董事會認為，收購事項將對本公司及其股東整體有利。

股東務須注意，收購事項完成後，本公司之盈利將較其現有盈利為高，而收購事項亦屬增生性，即收購事項後之每股盈利(「**每股盈利**」)將高於收購事項前之每股盈利，而不論收購事項完成後之股本有所擴大。

鑒於CPI權益之潛在未來盈利及增長，CPI權益之過往購買成本並不反映相關業務之價值(收購前重組後)。

誠如上文所述，收購事項為本公司及其股東一個吸引機遇以(a)收購國內分散的飼料業中其中一個領先的動物及水產飼料生產商(即相關業務)的控股權權益；(b)擴大及分散卜蜂集團的收入基礎；及(c)於中國參與長遠具有可觀盈利增長的業務。

(b) 過往出售事項之背景

除其現有業務外，卜蜂集團於二零零八年八月完成出售(其中包括)正大農牧及正大投資(統稱為「**已出售業務**」)之前，過往曾從事農產品貿易、相關業務以及家禽業務。(有關該出售事項之詳情及理由已於本公司分別於二零零八年四月十八日及二零零八年五月二十七日刊發之公佈及通函中披露)。已出售業務包括飼料及農業業務。誠如本公司分別於二零零八年四月十八日及二零零八年五月二十七日所刊發之公佈及通函所述，本公司農牧業務之財務表現一直因間歇爆發動物疫症、部分重要出口市場禁止若干農產品入口以及本地競爭者造成定價壓力而受到負面影響；此外，其經營溢利亦因其當時之高債務／總資本負債比率有關之重大財務成本而受到不利影響。而當時中國當局實施措施控制食品及禽畜價格，亦導致其前景不明朗。

已出售業務之農業業務之盈利較為波動，概因農業業務遭不同動物疫症及政府不時控制禽畜價格不利影響。自本公司於二零零八年出售已出售業務後，CPG集團已採取措施改變已出售業務之管理方針，即專注於相關組成業務個別單位(而非已出售業務整體)之盈利能力。自此，卜蜂集團下已出售業務個別單位之管理層得以獨立檢討相關業務，而在此過程中，其清晰發現相關業務(作為已出售業務之一部份)倘能與其餘已出售業務分離，即具有強大增長及提升盈利能力的潛力，而其餘已出售業務則將仍繼續受大部份上文所述之因素不利影響。因此，本公司獲得機會收購該部份之已出售業務，其於收購前重組完成時以經重組CPI集團之形式從事相關業務。透過收購前重組，本公司透過收購事項建議購入之相關業務將排除其餘之已出售業務(主要包括農

業業務)。董事會相信，以盈利角度而言，單獨進行相關業務更為有利可圖及穩健。有關經重組CPI集團之財務資料請參閱上文「有關訂約各方及將予收購之權益之資料」一節及本通函附錄二。

在此情況下，董事(包括獨立董事委員會成員(彼等已考慮獨立財務顧問之意見))認為，收購事項(包括過渡安排)之條款乃按一般商業條款訂立，屬公平合理且符合股東及本公司之整體利益。

M. 進行持續關連交易之原因

鑑於CPI將於收購事項完成後成為本公司之全資附屬公司，本公司與OSIL已訂立卜蜂總供應協議及卜蜂總購買協議，以使新卜蜂集團及OSIL集團於完成後分別繼續供應及購買卜蜂產品及OSIL產品。

由於未能獲得合營夥伴之同意，故經重組CPI集團不可合法出售有關非飼料業務之若干資產。因此，本公司已與OSIL訂立業務分割總協議，以將該等非飼料業務資產從新卜蜂集團分割，以便進行收購前重組。根據此安排，即使該等「分割」資產可能繼續保留於新卜蜂集團之賬冊中，惟該等資產相關之所有經濟利益及風險大致上乃歸於OSIL集團。

董事(包括獨立非執行董事(彼等已考慮獨立財務顧問之意見)認為，持續關連交易協議項下之持續關連交易建議條款(包括各年度上限)乃按一般商業條款訂立，屬公平合理且符合股東及本公司之整體利益。

N. 上市規則之含義

謝氏家族股東直接及間接合計擁有本公司約51.43%之已發行股本。

非常重大收購事項及關連交易

OSIL及CPI各自由CPG實益擁有100%權益，而CPG則由本公司控權股東謝氏家族股東擁有51.31%權益，故OSIL、CPI及CPG根據上市規則均為本公司之關連人士。因此，根據上市規則，收購事項(包括發行代價股份及可換股優先股作為收購事項之代價)構成本公司之關連交易。

按相關百分比率計算，收購事項根據上市規則第14.07條亦構成本公司之非常重大收購事項。

財務資助

按相關百分比率計算，有關收購事項之各項過渡安排(涉及清償公司間債務及新卜蜂集團於完成後提供過渡擔保)構成上市規則下之財務資助以及上市規則下本公司之主要及關連交易。該等過渡安排構成收購事項之組成部份，就上市規則而言將與收購事項合併計算。

收購事項(包括過渡安排)須於股東特別大會上取得獨立股東之批准。根據上市規則第14A.18條及14.49條，謝氏家族股東及彼等各自之聯繫人士(彼等控制或有權控制合計1,486,108,445股卜蜂股份之投票權，於最後實際可行日期佔本公司已發行股本約51.43%)將於股東特別大會上就收購事項(包括過渡安排)放棄投票。

根據上市規則之規定，於股東特別大會上之表決將以投票形式進行。

持續關連交易

根據上市規則，持續關連交易協議項下之交易構成持續關連交易。經考慮各持續關連交易協議項下之相關交易之年度上限總額，根據上市規則第14A.35條，持續關連交易協議項下擬進行之相關交易將構成本公司之非豁免持續關連交易，須待獨立股東於股東特別大會上批准，方可作實，獨立董事委員會將就此發表建議，而獨立財務顧問將就此是否公平發表意見。根據上市規則第14A.18條，謝氏家族股東及彼等各自之聯繫人士(彼等控制或有權控制合計1,486,108,445股卜蜂股份之投票權，於最後實際可行日期佔本公司已發行股本約51.43%)將於股東特別大會上就持續關連交易放棄投票。

收購事項(包括過渡安排)及持續關連交易乃互為條件。收購事項(包括過渡安排)分別以股東批准建議增加本公司法定股本及建議修訂細則為條件，惟反之則不然。

O. 收購事項之財務影響

完成後，經重組CPI集團之財務業績將合併計入卜蜂集團之財務報表內。

本通函附錄三列載新卜蜂集團於完成後之未經審核備考合併財務資料，說明收購事項之財務影響。

根據卜蜂集團截至二零零八年十二月三十一日止年度之經審核綜合財務報表，卜蜂集團於二零零八年十二月三十一日之總資產及總負債分別約為165,800,000美元及48,900,000美元。假設收購事項於二零零八年十二月三十一日已完成，則新卜蜂集團之未經審核備考總資產及未經審核備考總負債應分別約為2,193,500,000美元(包括綜合產生之商譽1,142,000,000美元)及745,100,000美元，分別較卜蜂集團截至二零零八年十二月三十一日止年度之經審核綜合財務報表所載之總資產及總負債增加約1,223%及1,422%。

根據卜蜂集團截至二零零八年十二月三十一日止年度之經審核綜合財務報表，本公司股東應佔溢利約為45,200,000美元。假設收購事項於二零零八年一月一日已完成，則新卜蜂集團(收購事項後)之未經審核備考股東應佔溢利應約為149,100,000美元，較卜蜂集團截至二零零八年十二月三十一日止年度之經審核綜合財務報表所載之金額增加約229.9%。

P. 新卜蜂集團之財務及貿易前景

經重組CPI集團為國內領先的現代工業動物飼料生產商，業務遍及全國。經重組CPI集團生產多元化動物飼料產品，主要從事生產、分銷及銷售豬飼料、禽飼料、水產飼料及其他飼料產品。經重組CPI集團擁有多元化的產品組合，包括：

- 全價配合飼料
  - 豬飼料
  - 禽飼料
  - 水產飼料－魚及蝦
- 其他飼料產品，主要為牛飼料及羊飼料
- 預混合飼料
- 濃縮飼料

目前，經重組CPI集團透過本身擁有的營業代表團隊及超過24,000個獨立第三方獨家分銷商，在全國經營一個龐大的分銷網絡。自二零零八年起，經重組CPI集團逐步停止透過非獨家分銷商出售其產品，以確保其優質產品的付運效率。

收購事項完成後，新卜蜂集團將可(a)收購國內其中一個領先的動物及水產飼料生產商的控權權益；(b)擴大及分散卜蜂集團之收入基礎；及(c)於中國參與具有長遠盈利可觀增長的業務。

本公司擬繼續其現有金霉素業務及工業業務，長遠而言亦將更著重相關業務。

經重組CPI集團擁有強大的高級管理團隊，在飼料生產營運方面具備深入知識，對國內市場亦有透徹了解。有關經重組CPI集團高級管理層的資料，請參閱上文「管理專才」一節。收購事項完成後，本公司將委任經重組CPI集團之若干高級管理人員加入董事會，以監督卜蜂集團於經重組CPI集團之投資。董事認為，委任經重組CPI集團之核心高級管理人員加入董事會，可使卜蜂集團從他們的知識及經驗中受惠。本公司有信心，在經重組CPI集團高級管理層的領導下，新卜蜂集團在來年將能繼續建立其強大品牌及分銷覆蓋範圍，同時增加銷售，而卜蜂集團業務將能顯著改善，為股東帶來長遠價值。有關相關業務於短期內的發展，請參閱「經重組CPI集團之發展計劃」一節。

Q. 推薦意見

已成立獨立董事委員會，以考慮收購事項(包括過渡安排)及持續關連交易各自之條款對獨立股東而言是否公平合理，而聯昌國際證券(香港)有限公司已獲委聘向獨立董事委員會及獨立股東就該等事項提供意見。

聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見之函件全文載列於本通函第47至78頁，而獨立董事委員會致獨立股東之函件全文載列於第45至46頁。

獨立董事委員會經考慮聯昌國際證券(香港)有限公司之意見後，認為收購事項(包括過渡安排)及持續關連交易各自之條款乃公平合理及符合本公司及股東之整體利益，因此，建議獨立股東投票贊成將於股東特別大會上提呈之相關決議案。

R. 股東特別大會及委任代表之安排

召開股東特別大會之通告載於本通函第304至326頁。將於股東特別大會上向獨立股東提呈決議案，以考慮並酌情批准(其中包括)收購事項(包括過渡安排)及持續關連交易。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下能否出席股東特別大會，敬請依照隨附代表委任表格上之指示將表格填妥，盡快並無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之香港股份過戶登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓。股東填妥及交回代表委任表格後，仍可依願親身出席大會並於會上投票。

收購事項之完成受到各種條件所限，且是否完成尚為未知之數。股東及本公司之有意投資者於買賣卜蜂股份時務請小心審慎行事。

S. 其他資料

敬希垂注載列於本通函各附錄之附加資料。

此致

列位股東　台照

承董事會命
董事
何平僊
謹啟

二零零九年十二月三十一日



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

敬啟者：

涉及非常重大收購事項及關連交易
以及構成主要及關連交易之財務資助之重組
及
持續關連交易

吾等參照二零零九年十二月三十一日刊發予股東之通函(「**通函**」)，本函件亦為通函之一部份。除文意另有所指，本函件用語之涵義與通函所定義者相同。

作為獨立於收購事項(包括過渡安排)及持續關連交易及概無於收購事項(包括過渡安排)及持續關連交易項下擬進行交易擁有任何利益之獨立非執行董事，吾等獲董事會委任按吾等所認為收購事項(包括過渡安排)及持續關連交易之條款及持續關連交易之相關年度上限對獨立股東整體而言是否公平合理向　閣下提供意見。

聯昌國際證券(香港)有限公司已獲本公司委任為獨立財務顧問，就收購事項(包括過渡安排)及持續關連交易之條款及持續關連交易之相關年度上限之公平性及合理性向吾等提供意見。其意見詳情、達致該等意見時所考慮之主要因素及理由載列於通函第47至78頁。敬請　閣下亦垂注載列於通函第7至44頁之董事會函件及載列於通函各附錄內之附加資料。

經考慮聯昌國際證券(香港)有限公司於其意見函件內之意見、所考慮之主要因素及理由後，吾等認為收購事項(包括過渡安排)及持續關連交易之條款及持續關連交易之相關年度上限就獨立股東而言乃屬公平合理，並符合本公司及其股東之整體利益。吾等因此建議獨立股東於股東特別大會上投票贊成有關收購事項(包括過渡安排)及持續關連交易及相關年度上限之決議案。

此 致

列位獨立股東 台照

代表獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬照祥	**Sombat Deo-isres**	**Sakda Thanitcul**
謹啟	謹啟	謹啟

二零零九年十二月三十一日

下文為聯昌國際證券(香港)有限公司致獨立董事委員會及獨立股東日期為二零零九年十二月三十一日之意見函件全文,以供載入本通函。



CIMB
聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者:

涉及非常重大收購事項及關連交易以及
構成主要及關連交易之
財務資助之重組

及

持續關連交易

緒言

茲提述吾等獲委聘為有關收購協議之條款、持續關連交易之條款及各持續關連交易協議下擬進行之持續關連交易之建議上限(「**建議上限**」)對獨立董事委員會及獨立股東之獨立財務顧問。有關上述各項之詳情載於 貴公司日期為二零零九年十二月三十一日致股東之通函(「**通函**」)內,本函件亦為通函之一部份。除文義另有所指,本函件用語之涵義與通函所定義者相同。

於二零零九年十二月十一日, 貴公司與OSIL就 貴公司建議收購CPI權益訂立收購協議。透過收購協議,卜蜂集團將收購經重組CPI集團於中國經營之相關業務,代價為5,382,000,000港元,將以配發及發行合共16,534,562,212股代價股份(倘未有悉數償還公司間債務則可能須予減少)支付。

此外,同日, 貴公司與OSIL分別訂立卜蜂總供應協議、卜蜂總購買協議及業務分割總協議。根據卜蜂總供應協議,新卜蜂集團將向OSIL集團供應OSIL集團可能要求且由新卜蜂集團生產或採購之多種飼料相關產品(如動物飼料、金霉素、獸藥及飼料原材料)。根據卜蜂總購買協議,新卜蜂集團將向OSIL集團購買新卜蜂集團可能要求

之賴氨酸及食用油。根據業務分割總協議，新卜蜂集團將向OSIL集團出租OSIL集團非飼料生產業務所需要、新卜蜂集團賬冊內之若干固定資產，或向OSIL集團授出該等資產之使用權。

有關收購協議及持續關連交易協議之詳情載於通函之董事會函件(「**董事會函件**」)內。

於最後實際可行日期，OSIL由CPG全資擁有，而CPG乃由 貴公司之控權股東謝氏家族股東擁有51.31%權益，而謝氏家族股東直接及間接合計持有 貴公司已發行股本約51.43%權益。因此，OSIL根據上市規則為 貴公司之關連人士，而根據上市規則，收購事項及各持續關連交易協議下擬進行之交易，分別構成 貴公司之關連交易及持續關連交易。

於考慮代價之相關百分比率(定義見上市規則第14.07條)及各持續關連交易協議下持續關連交易各自之年度上限總額，收購協議及其項下擬進行之交易，以及持續關連交易協議及其項下擬進行之交易，須遵守上市規則有關申報、公佈及獨立股東批准之規定。

謝氏家族股東及彼等各自之聯繫人士須於股東特別大會上放棄投票。

由獨立非執行董事馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生組成之獨立董事委員會已告成立，以就收購協議及其項下擬進行之交易、持續關連交易協議及其項下擬進行之交易，以及建議上限向獨立股東提供意見。

意見基準

在達致吾等之推薦意見時，吾等認為吾等已審閱足夠之相關資料及文件，並已採取上市規則第13.80條(包括有關附註)所規定之合理步驟，以達致知情之見解，並就吾等之推薦意見提供合理基礎。董事於通函附錄五所載之責任聲明中聲明，彼等就通函所載資料及其中所作聲明之準確性，共同及個別承擔全部責任。吾等依賴通函所載或所述之資料及事實、 貴公司所提供之資料，以及吾等對有關公開資料之審閱。吾等並假設通函內所載或所述之資料、事實及聲明於其作出時及直至股東特別大會日期止均為真確。然而，吾等並無對有關資料進行獨立核證，亦無就 貴公司、OSIL、經重組CPI集團、CPI或彼等各自任何附屬公司或聯繫人士之業務及財務狀況或前景作出任何形式之深入調查。吾等並無理由懷疑 貴公司向吾等提供之資料及事實及作出之聲明之真確及完備性。吾等亦獲 貴公司告知，並相信通函並無遺漏任何重要事實。

曾考慮之主要因素

在達致吾等之意見時，吾等曾考慮下列主要因素及理由：

收購事項

(I) 有關卜蜂集團之背景資料

卜蜂集團經營四條事業線，包括金霉素、摩托車、化油器及汽車零部件，以及卡特彼勒機械分銷業務(「**持續經營業務**」)。誠如　貴公司截至二零零八年十二月三十一日止年度之年報(「**二零零八年報**」)所披露，　貴公司於二零零八年出售其農牧業務(包括飼料生產營運及家禽養殖營運)(「**出售事項**」)，並利用出售事項之所得款項償還其大部份長期債務。

下表載列　貴公司截至二零零八年十二月三十一日止兩個年度之經審核綜合財務業績以及截至二零零九年六月三十日止六個月之未經審核綜合財務業績，乃摘錄自二零零八年報及　貴公司截至二零零九年六月三十日止六個月之中期報告：

	截至二零零七年十二月三十一日止年度	**截至二零零八年十二月三十一日止年度**	**截至二零零九年六月三十日止六個月**
	(千美元)	*(千美元)*	*(千美元)*
持續經營業務：			
營業額	66,918	64,492	31,519
毛利	15,299	6,068	3,193
除税前溢利／(虧損)	(7,979)	3,009	3,493
持續經營業務溢利／(虧損)淨額	(8,913)	2,979	3,493

就持續經營業務，截至二零零八年十二月三十一日止年度(「**二零零八財政年度**」)卜蜂集團錄得營業額約64,500,000美元，與截至二零零七年十二月三十一日止年度(「**二零零七財政年度**」)相若。然而，毛利則由二零零七財政年度約15,300,000美元跌至二零零八財政年度約6,100,000美元。誠如二零零八年報所披露，年內毛利率下降的主要原因是原材料及生產能源成本上升，以及金霉素的發酵水平欠理想，增加了原材料的消耗，降低了生產效益。儘管如此，卜蜂集團持續經營業務於二零零八財政年度錄得約3,000,000美元之純利，而二零零七財政年度則錄得約8,900,000美元虧損。錄得改善主要乃由於在出售事項前向相關人士收取的非經常性技術服務費收益約9,700,000美元，以及財務成本減少約5,600,000美元。

截至二零零九年六月三十日止六個月(「**零九年上半年**」),卜蜂集團持續經營業務錄得營業額約31,500,000美元(二零零八年:約35,700,000美元),年比減少約11.7%。零九年上半年的毛利率由二零零八年同期約13.1%跌至約10.1%,主要乃由於飼料級金霉素海外市場需求疲弱,加上業界為減輕庫存而採取促銷策略,為卜蜂集團的金霉素業務定價添上壓力。憑藉應佔共同控制企業之溢利約7,500,000美元(二零零八年:約7,100,000美元),卜蜂集團持續經營業務於零九年上半年錄得溢利約3,500,000美元(二零零八年:約7,700,000美元),年比減少約54.6%。溢利下跌主要乃由於(i)缺乏二零零八年同期所錄得的非經常性技術服務費收益約10,500,000美元;及(ii)財務成本減少約4,000,000美元之淨影響。

誠如二零零八年報所述,預期二零零九年對卜蜂集團而言是充滿挑戰的一年,而卜蜂集團將繼續(其中包括)改善金霉素及摩托車產品、發掘市場新的增長點、達到更佳的生產效益,並且因時制宜,與商業夥伴靈活合作,提供優質的產品及服務。

(II) ***有關經重組CPI集團之資料***

(i) *經重組CPI集團之主要業務*

誠如董事會函件所述,收購事項之主題事項,即經重組CPI集團,主要從事於中國經營獨立飼料生產業務以產銷飼料產品,為國內其中一個領先的飼料生產商,飼料總年產能約達8,300,000噸。經重組CPI集團擁有多元化的產品組合,包括豬、家禽(主要為雞鴨)、水產(主要為魚蝦)及其他(主要為牛羊)等的完全、濃縮及預混飼料,主要供應予對外第三方。

經重組CPI集團的家禽飼料和豬飼料於二零零六年獲得「中國名牌產品」美譽,其水產飼料產品於二零零七年獲得「中國名牌產品」美譽,更於二零零九年晉身「全國50強飼料企業」之列。

經重組CPI集團(假設完成收購前重組)擁有遍佈中國26個省及直轄市的具規模營運平台,並且擁有超過24,000個銷售代理(包括獨立第三方獨家分銷商及大規模營運的農場營運商)的龐大分銷網絡。此外,經重組CPI集團擁有專門而龐大的技術支援團隊,成員超過3,000名員工,可向其客戶提供售後技術支援服務。

(ii) 經重組CPI集團之財務表現

下表載列經重組CPI集團(假設完成收購前重組)經審核合併財務資料,乃摘錄自通函附錄二所載經重組CPI集團截至二零零八年十二月三十一日止三個年度及截至二零零九年六月三十日止六個月(「**回顧期間**」)之會計師報告:

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	(經審核)	(經審核)	(經審核)	(未經審核)	(經審核)
	(千美元)	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*
營業額	1,022,447	1,413,423	1,944,630	920,413	861,227
毛利	121,750	144,059	223,658	105,103	130,141
毛利率	11.9%	10.2%	11.5%	11.4%	15.1%
除税前溢利	10,380	19,601	46,631	20,750	48,497
經重組CPI集團股東應佔年度/期間溢利	5,320	14,940	33,028	15,941	36,963
純利率	0.5%	1.1%	1.7%	1.7%	4.3%

	於十二月三十一日			於六月三十日
	二零零六年	二零零七年	二零零八年	二零零九年
	(經審核)	(經審核)	(經審核)	(經審核)
	(千美元)	*(千美元)*	*(千美元)*	*(千美元)*
經重組CPI集團股東應佔淨資產	35,324	59,485	153,602	195,199

誠如董事會函件所述,經重組CPI集團於回顧期間內按低於市價之價格向有關連人士(包括OSIL集團成員公司)出售若干飼料產品。根據收購事項,向有關連人士出售將按市價進行。此外,CPI現時向經重組CPI集團旗下多家公司提供若干技術服務,而相關服務費過往乃根據服務協議支付予CPI之最終控股公司CPG。作為收購前重組之一部份,CPG集團已與CPI協定,CPG集團須就截至二零零九年十二月三十一日止年度向CPI支付為數31,000,000美元之服務費,以反映收購事項將包括服務費之經濟利益此商業協定。經重組CPI集團根據過往之服務協議於二零零六年、二零零七年及二零零八年所支付之服務費分別為18,527,000美元、24,887,000美元及31,571,000美元。根據收購前重組,經重組CPI集團自二零零九年一月一日起擁有服務費之經濟利益。

經計及服務費後，經重組CPI集團截至二零零八年十二月三十一日止三個年度各年之股東應佔經調整純利應分別為23,847,000美元、39,827,000美元及64,599,000美元。

截至二零零九年六月三十日止六個月與截至二零零八年六月三十日止六個月比較

截至二零零九年六月三十日止六個月，經重組CPI集團毛利及純利分別錄得約23.8%及131.9%之年比增長。毛利率由二零零八年同期之11.4%改善至15.1%，純利率亦由二零零八年同期之1.7%改善至4.3%。

貴公司管理層指出，期內經營業績顯著改善，主要乃由於銷售成本下降抵銷了期內收入減少的影響，以及就向CPG之有關連公司提供技術服務而向CPG集團收取為數15,500,000美元之非經常性經濟利益轉讓。

經重組CPI集團股東應佔權益由二零零八年十二月三十一日約153,600,000美元增至二零零九年六月三十日約195,200,000美元，期內增幅約為27.1%，主要源自二零零九年的保留溢利約12,300,000美元及發行股份約26,500,000美元。

資本負債比率(按淨債務(包括應付共同控制企業款項、應付賬項、預提費用及其他應付賬項、應付票據、職工獎勵及福利撥備、應付關連企業及少數股東款項以及附利息之銀行貸款及其他貸款，減現金及現金等額)除以經重組CPI集團股東應佔權益加淨債務計算)由二零零八年十二月三十一日之0.81，降至二零零九年六月三十日之0.76，主要乃由於經重組CPI集團股東應佔權益增加，且有關增加部份抵銷了年內應付賬項增加之影響。

截至二零零八年十二月三十一日止年度與截至二零零七年十二月三十一日止年度比較

二零零八年，經重組CPI集團毛利及純利分別錄得約55.3%及121.1%之年比增長。毛利率由二零零七年之10.2%改善至11.5%，純利率亦由二零零七年之1.1%改善至1.7%。

貴公司管理層指出，二零零八年經營業績顯著改善，主要乃由於以下等因素：(i)自二零零七年底起，經重組CPI集團基於飼料原材料價格調整其飼料產品定價策略，使飼料產品單價上升，有效將原材料價格波動轉嫁予其客戶；及(ii)飼料產品(尤其是豬飼料)銷量上升，因二零零六年爆發豬繁殖及呼吸症候群(亦稱為豬藍耳病)打擊國內豬肉生產後，至二零零八年已見復蘇，且在年內加大銷售及市場推廣力度。

經重組CPI集團股東應佔權益由二零零七年十二月三十一日約59,500,000美元增至二零零八年十二月三十一日約153,600,000美元，期內增幅約為158.2%，主要源自二零零八年的保留溢利約28,700,000美元及發行股份約49,500,000美元。

資本負債比率（按上述公式計算）由二零零七年十二月三十一日的0.91降至二零零八年十二月三十一日的0.81，主要乃由於應付賬項減少（此減少部份抵銷了年內附利息之銀行貸款增加之影響）以及經重組CPI集團股東應佔權益增加。

截至二零零七年十二月三十一日止年度與截至二零零六年十二月三十一日止年度比較

二零零七年，經重組CPI集團毛利及純利分別錄得約18.3%及180.8%之年比增長。毛利率由二零零六年之11.9%降至10.2%，純利率則由二零零六年之0.5%改善至1.1%。

貴公司管理層指出，二零零七年毛利率輕微下跌主要乃由於銷售成本增加，抵銷了年內收入增加的影響，而二零零七年純利率得到改善主要乃由於中國企業將已分配利潤再投資獲得退稅6,020,000美元。

經重組CPI集團股東應佔權益由二零零六年十二月三十一日約35,300,000美元增至二零零七年十二月三十一日約59,500,000美元，年內增幅約為68.6%，主要源自二零零七年的保留溢利約16,700,000美元。

資本負債比率（按上述公式計算）由二零零六年十二月三十一日的0.94稍降至二零零七年十二月三十一日的0.91，主要乃由於經重組CPI集團股東應佔權益增加，部份抵銷了年內應付賬項增加之影響。

(III) 有關國內飼料業之資料

誠如　貴公司所示，經重組CPI集團主要於國內從事產銷動物(如豬)、家禽(如雞鴨)及水產(如蝦)飼料產品。基於飼料業主要由畜牧業所帶動，而畜牧業乃受經濟狀況所影響，因此吾等審閱有關國內經濟狀況及畜牧業的公開資料。

國內經濟狀況

就國內的宏觀經濟狀況，吾等已審閱中國國家統計局(「**國家統計局**」)編製的統計數據，並注意到由一九九九年至二零零八年十年期間，中國的國內生產總值由一九九九年約人民幣89,680億元增至二零零八年的人民幣300,670億元，年複合增長率約為14.4%。而全國人均生產總值則由一九九九年的人民幣7,159元增至二零零八年的人民幣22,698元，年複合增長率約為 13.7%。根據國家統計局編製的初步數據，中國截至二零零九年九月三十日止九個月的國內生產總值約為人民幣217,817億元，年比增長約7.7%。吾等同時注意到，於二零零九年近三季，中國的國內生產總值年比增長正逐步改善。

在國內家庭購買力方面，國家統計局的統計數據顯示，一九九九年至二零零八年十年期間，城市家庭人均可支配收入及農村家庭人均淨收入，於二零零八年分別增至約人民幣15,781元及人民幣4,761元，年複合增長率約為11.7%及約8.9%。

此外，中國人口逐步增長，二零零八年已達到約13億，由二零零四年至二零零八年五年間，人口平均自然增長率約為0.55%。

國內畜牧業

吾等已審閱國家統計局編製的報告，並注意到，隨著生活條件及家庭收入的改善，國內城市及農村家庭對家禽及牛羊等肉品的需求亦不斷上升。尤其於二零零八年，家禽、牛肉及羊肉的產量分別增至約1,530萬噸、約610萬噸及約380萬噸，分別為一九八五年的10倍，為一九八零年的23倍，及為一九八零年的8倍。

國家統計局的統計數據亦顯示，過去數年肉品及肉加工產品的人均消耗亦逐年增加。例如，國內農村家庭對家禽的每年人均消耗由二零零零年的2.81千克增至二零零八年的4.36千克，期內年複合增長率約為5.6%。至於城市家庭對家禽

的每年人均購買量，亦由二零零零年的5.44千克增至二零零八年的8千克，期內年複合增長率約為4.9%。吾等並注意到，國內人均肉品消耗於二零零八年約為50.85千克，仍低於已發展國家之平均水平81.9千克。

國內飼料業

根據中國全國飼料工作辦公室的統計數據，中國飼料產量於二零零八年達到約1.367億噸，於二零零六年至二零零八年三年內之年複合增長率約為11.2%。

於二零零八年十二月三十一日，全國有13,612個飼料生產商，年比下降約11.5%，而只有16個飼料生產商的年產量超過100萬噸。該16個生產商合共生產約4,560萬噸飼料，佔全國總產量約33.4%。誠如　貴公司管理層所告知，經重組CPI集團於二零零八年生產合共約460萬噸飼料，佔該年全國總產量約3.4%。

就此，吾等贊同　貴公司管理層之見解，認為中國飼料業現時十分分散，而經重組CPI集團作為業界領袖之一，將從行業整合中受惠。

(IV) 訂立收購協議之原因及收購事項之裨益

根據吾等與　貴公司管理層的討論，董事會認為，收購事項有助　貴公司將業務擴展至中國飼料業，而隨著國內人均生產總值及可支配收入增加，相信飼料業將具有良好的增長潛力。有關董事對於收購事項對卜蜂集團的潛在裨益的進一步闡釋，乃載於董事會函件。吾等亦獲　貴公司管理層告知，除收購事項外，於最後實際可行日期，　貴公司並無考慮向獨立第三方及飼料業其他生產商收購其他飼料業務。

經考慮卜蜂集團現有營運規模以及相關業務的營運規模後，吾等贊同　貴公司管理層之見解，認為卜蜂集團無論在策略及商業方面，尤其是擴展業務規模及改善整體盈利能力，均將受惠於收購事項。儘管飼料業受原材料價格波動及動物疫症影響，惟吾等認為，鑒於國內肉品及水產需求隨著人均生產總值上升而增長，以及對飼料的安全愈趨關注，故中國的畜牧業及飼料業長遠而言前景可觀。因此，吾等贊同　貴公司管理層之見解，認為收購事項為　貴公司一個具吸引力的機遇以收購國內分散的飼料業中其中一個領先的動物及水產飼料生產商(即經重組CPI集團)的控權權益，並擴大及分散卜蜂集團之收入基礎，因此符合　貴公司及股東之整體利益。

(V) 收購協議之主要條款

收購協議之主要條款及吾等之分析載列如下：

(i) 代價

(a) 代價基準

代價為5,382,000,000港元，將按下列方式支付：

(i) 886,908,917港元將於完成時透過 貴公司按每股卜蜂股份0.3255港元之發行價向OSIL(或其可能指派之該等人士)配發及發行入賬列作繳足之2,724,758,578股新卜蜂股份支付；

(ii) 2,155,091,083港元將於完成時透過按每股可換股優先股0.3255港元之發行價向OSIL(或其可能指派之該等人士)配發及發行6,620,863,542股可換股優先股支付；及

(iii) 2,340,000,000港元將於完成後(按遞延基準)支付，而該定額代價將按董事會函件「收購協議之其他條款－公司間債務」一節所述之方式，於釐定及／或清償公司間債務時透過按每股新卜蜂股份或每股可換股優先股(視情況而定)之發行價0.3255港元向OSIL(及／或其可能指派之該等其他人士)配發及發行最多合共7,188,940,092股代價股份支付。

誠如董事會函件所述，代價乃由訂約各方經公平磋商後釐訂，且經參考(其中包括)：

(a) CPI未經審核合併過往業績(假設收購前重組已完成)；

(b) 近期之可資比較交易及可資比較市場資料；

(c) 根據經重組CPI集團未經審核管理賬目，經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度之合併溢利分別約為15,924,000美元及37,913,000美元；

(d) 經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度所支付之服務費分別24,887,000美元及31,571,000美元，以及CPG自二零零九年一月一日起向CPI轉讓服務費之經濟利益作為收購前重組之一部份；及

(e) OSIL保證經重組CPI集團截至二零零九年十二月三十一日止年度之除稅後純利為不少於82,000,000美元(有關詳情載於董事會函件「溢利保證」一段)。

為評估代價是否公平合理,吾等曾與 貴公司管理層討論,並已按盡力基準搜尋於聯交所上市主要從事產銷飼料之公司,但並無發現。因此,吾等將搜尋範圍擴闊至在聯交所上市主要從事飼料、飼料添加劑及家禽業務(不包括 貴公司,其股價近期顯著急升,可能是因為市場對可能收購事項的投機炒作,吾等就此之分析載於下文)及於聯交所上市主要從事產銷肥料之公司(「**間接可資比較公司**」),以及於上海交易所或深圳交易所上市(不包括一直錄得虧損及有淨負債被歸類為「特別處理」股份之公司)主要從事產銷飼料、市值超過10億港元之公司(「**直接可資比較公司**」)。基於上述基準,就吾等所深知,吾等甄選出五家間接可資比較公司及五家直接可資比較公司(統稱為「**可資比較公司**」)。吾等其後將可資比較公司的市盈率及市賬率等價值倍數,與收購事項之推定市盈率及推定市賬率作比較,詳情如下:

公司	股份編號	主要業務	市值(約)附註1	市盈率(概約倍數)附註1	市賬率(概約倍數)附註1
間接可資比較公司					
大成生化科技集團有限公司	809 HK	製造玉米提煉及玉米生化產品,包括玉米澱粉、玉米蛋白、玉米油、飼料、變性澱粉、玉米甜味劑及氨基酸	45.45億港元	不適用(因錄得虧損)	0.63
大成食品(亞洲)有限公司	3999 HK	生產雞飼料及孵化、屠宰及加工雞隻	15.67億港元	10.26	0.93
中海石油化學股份有限公司	3983 HK	產銷化肥及化工產品	212.98億港元	15.95	2.04

公司	股份編號	主要業務	市值(約)[附註1]	市盈率 (概約倍數)[附註1]	市賬率 (概約倍數)[附註1]
中化化肥控股有限公司	297 HK	生產、進出口、分銷及零售化肥原材料及化肥成品，以及提供與化肥業務和產品相關的技術研發與服務	307.97億港元	不適用 (因錄得虧損)	2.37
玖源生態農業科技(集團)有限公司	827 HK	研發、生產、市場推廣及分銷化學製品、化學肥料及散裝摻混肥料	10.57億港元	27.18	0.96
直接可資比較公司					
江西正邦科技股份有限公司	002157 CH	生產及營銷禽畜草料及草料添加劑以及禽畜及水產產品	人民幣28.60億元	69.41	6.89
通威股份有限公司	600438 CH	生產及營銷水產及動物飼料，以及銷售獸藥	人民幣77.14億元	57.42	6.09
新疆天康畜牧生物技術股份有限公司	002100 CH	生產及營銷動物飼料及獸藥產品	人民幣37.22億元	32.40	5.22
湖南正虹科技發展股份有限公司	000702 CH	加工動物飼料及買賣飼料原材料	人民幣18.66億元	不適用 (因錄得虧損)	4.68

公司	股份編號	主要業務	市值(約)[附註1]	市盈率(概約倍數)[附註1]	市賬率(概約倍數)[附註1]
四川新希望農業股份有限公司	000876 CH	開發、生產及營銷動物飼料、經營商業貿易業務、生產包裝物料、化學品及魚油，以及提供顧問服務	人民幣105.03億元	30.69	3.62
平均－可資比較公司整體				**34.76**	**3.34**
平均－只有間接可資比較公司				**17.80**	**1.39**
平均－只有直接可資比較公司				**47.48**	**5.30**
收購事項推定價值					
－根據二零零八財政年度經調整純利(定義見下文)約64,599,000美元				10.7 [附註2]	3.5 [附註4]
－根據二零零八財政年度純利(定義見下文)約33,028,000美元				20.9 [附註3]	3.5 [附註4]

附註：

1. 有關市值、市盈率及市賬率之資料乃取材自二零零九年十二月十一日(即　貴公司與OSIL訂立收購協議之日期)彭博之資料。

2. 收購事項之推定市盈率乃按代價及經重組CPI集團股東應佔截至二零零八年十二月三十一日止年度之經調整未經審核合併純利約64,599,000美元(「**二零零八財政年度經調整純利**」)計算，二零零八財政年度經調整純利即二零零八財政年度純利(定義見下文)與截至二零零八年十二月三十一日止年度之服務費31,571,000美元之總和，有關詳情載於上文「有關經重組CPI集團之資料－經重組CPI集團之財務表現」一節。

3. 收購事項之推定市盈率(按代價與經重組CPI集團股東應佔截至二零零八年十二月三十一日止年度之經審核合併純利33,028,000美元(「**二零零八財政年度純利**」)(不包括該年之服務費)計算)約為20.9倍，僅供説明。

4. 收購事項之推定市賬率乃按代價與經重組CPI集團股東應佔二零零九年六月三十日之未經審核資產淨值195,199,000美元計算。

誠如上表所示，間接可資比較公司之市盈率界乎約10.26倍至約27.18倍之間，平均約為17.80倍，而間接可資比較公司之市賬率界乎約0.63倍至約2.37倍之間，平均約為1.39倍。

就直接可資比較公司而言，市盈率界乎約30.69倍至約69.41倍之間，平均約為47.48倍，而市賬率界乎約3.62倍至約6.89倍之間，平均約為5.30倍。

吾等注意到，收購事項之推定市賬率為低於直接可資比較公司之平均市賬率，但高於間接可資比較公司之平均市賬率。

鑒於待獨立股東於股東特別大會上批准收購事項後，新卜蜂集團自二零一零年一月一日起，將毋須向CPG及／或其聯屬公司支付服務費，因此吾等認為，就市盈率分析而言，將該年度之服務費加回二零零八財政年度純利以作調整乃屬合適之舉。就此，收購事項之推定市盈率(基於二零零八財政年度經調整純利計算)乃低於直接可資比較公司與間接可資比較公司之平均市盈率。

考慮到經重組CPI集團於過去數年均錄得溢利，吾等集中於市盈率分析，並認為代價乃屬公平合理，且符合卜蜂集團與股東之整體利益。

吾等亦從董事會函件中注意到， 貴公司於釐定代價時曾參考近期的可資比較交易。吾等曾就此與 貴公司管理層進行討論，並理解到 貴公司曾搜尋全球的可資比較交易，並物色到一宗可資比較交易。鑒於該宗可資比較交易最初乃於二零零六年十月公佈，即距今三年，故吾等於進行分析時並無參考。

(b) 支付代價

代價將以於完成時及之後配發及發行合共16,534,562,212股代價股份(倘未有悉數償還公司間債務則可能須予減少)支付。吾等透過 貴公司管理層理解到，發行可換股優先股以支付部份代價有助 貴公司遵守公眾持股量規定。

根據收購協議將予配發及發行之新卜蜂股份及可換股優先股之發行價相同，而其各自附帶之權利相近，惟可換股優先股之持有人(i)並無權出席股東大會及於會上投票(惟為 貴公司清盤或將於會上提呈決議案而倘通過將更改或廢除該等持有人之權利或特權或更改可換股優先股所受之限制之有關股東大會則除外)；(ii)賦予權利可於 貴公司結業、清盤或解散時優先收取資產分派；及(iii)有權於發行該等可換股優先股後任何時間按換股比例轉換為有關數目之卜蜂股份。有關可換股優先股條款詳情載於董事會函件內。

收購協議規定，代價股份將按每股卜蜂股份或每股可換股優先股(視情況而定)0.3255港元之價格(「**發行價**」)發行。吾等曾與　貴公司就發行價進行討論，並理解到發行價乃收購協議訂約各方經公平磋商後，並參照股東應佔二零零八年十二月三十一日每股卜蜂股份之經審核資產淨值與卜蜂股份於二零零九年十二月十日(即收購協議前之最後交易日(「**最後交易日**」))前(包括該日)之過往股價而釐定。

發行價較：

(a) 卜蜂股份於最後交易日在聯交所所報之收市價每股0.600港元折讓約45.8%；

(b) 卜蜂股份截至最後交易日之連續五個交易日(包括該日)在聯交所所報之平均收市價每股0.610港元折讓約46.6%；

(c) 卜蜂股份截至最後交易日之連續三十個交易日(包括該日)在聯交所所報之平均收市價每股0.458港元折讓約28.9%；

(d) 卜蜂股份截至最後交易日之連續一百八十個交易日(包括該日)在聯交所所報之平均收市價每股0.300港元溢價約8.5%；

(e) 股東應佔二零零八年十二月三十一日每股卜蜂股份經審核資產淨值約0.289港元溢價約12.6%；及

(f) 卜蜂股份於最後實際可行日期在聯交所所報之收市價每股0.570港元折讓約42.9%。

下表載列　貴公司於最後交易日前十二個月期間及最後交易日至最後實際可行日期(包括首尾兩日)(「**股價回顧期間**」)之股價：


貴公司於二零零九年九月二十一日公佈中期業績
貴公司於二零零九年三月二十七日公佈全年業績
貴公司於二零零九年八月二十六日、二零零九年十月十三日及二零零九年十一月二十七日公佈可能收購事項並於二零零九年十一月三日公佈終止有關可能收購事項之討論
0.70
0.60
0.50
0.40
0.30
0.20
50m
12月 2008
1月
2月
3月
4月
5月
6月
2009
7月
8月
9月
10月
11月
12月

資料來源:彭博及聯交所

誠如上表所示,卜蜂股份由二零零八年十二月十一日至二零零九年八月二十五日(即緊接　貴公司就　貴公司與其控權股東討論可能收購飼料廠營運權益(「**可能收購事項**」)發表首份公佈(「**首份公佈**」)前當日)止期間(「**穩定期**」)內成交價一直低於0.3港元。於二零零九年八月底,卜蜂股份之價格由每股0.23港元大幅飆升至稍低於每股0.40港元,自此卜蜂股份股價雖間中波動,但普遍持續上揚。吾等已審閱　貴公司於股價回顧期間內發表之所有公佈,有關發現載列如下。

二零零八年十二月十一日至二零零九年八月二十五日之穩定期

於穩定期內,卜蜂股份每股成交價低於0.3港元,而期間卜蜂股份之交投量一直偏低。貴公司於有關期間內曾發表吾等認為屬股價敏感之唯一公佈,為　貴公司於二零零九年三月二十七日發表之全年業績公佈。卜蜂股份成交價於該公佈後一直窄幅上落。

*二零零九年八月二十六日至最後實際可行日期止期間(「**上升期**」)*

於上升期內,卜蜂股份之收市價顯著波動,曾錄得之最低成交價為二零零九年九月三十日之每股0.285港元,而最高成交價為二零零九年十二月一日之每股0.66港元。

卜蜂股份之收市價由二零零九年八月二十五日之每股0.295港元飆升至二零零九年八月二十六日(即　貴公司發表首份公佈當日)之0.38港元，而卜蜂股份之交投量亦由二零零九年八月二十五日約25,900,000股卜蜂股份，升至二零零九年八月二十六日約88,900,000股卜蜂股份。

卜蜂股份收市價於二零零九年九月二十一日　貴公司公佈中期業績後回落，中期業績載述　貴公司持續經營業務之營業額與　貴公司股東應佔溢利分別較二零零八年同期下跌約11.7%及49.9%。

繼　貴公司於二零零九年十一月三日發表之公佈(當中載述　貴公司終止有關可能收購事項之討論)後，卜蜂股份收市價由當日之每股0.37港元，逐步跌至二零零九年十一月九日及二零零九年十一月十日之0.335港元，其後則再攀升。

吾等亦注意到，卜蜂股份收市價及交投量在二零零九年十月十九日(即　貴公司就可能收購事項發表日期為二零零九年十月十三日之第二份公佈後)分別急升至0.43港元及約34,800,000股卜蜂股份，並於二零零九年十二月一日(即　貴公司就可能收購事項發表日期為二零零九年十一月二十七日之第三份公佈後)分別急升至0.66港元及約39,100,000股卜蜂股份。

分析

卜蜂股份在穩定期成交價幅度相對較窄，交投薄弱(二零零九年八月二十五日(即緊接首份公佈日期前當日)交投量飆升除外)。除於上升期內之上述公佈外，吾等並無發現　貴公司有發表任何其他公佈而吾等認為屬股價敏感性質且有助解釋卜蜂股份於該期間內股價及交投量飆升的原因。

因此，吾等認為，卜蜂股份收市價及交投量於上升期急升可能由於市場對可能收購事項的投機炒作，故基於卜蜂股份長期股價以評估發行價是否公平乃更為合適。

鑒於發行價較(i)卜蜂股份於穩定期內之平均收市價每股約0.205港元溢價約58.8%；(ii)卜蜂股份於截至最後交易日前十二個月(包括該日)之平均收市價每股約0.261港元溢價約24.7%；及(iii)股東應佔二零零八年十二月三十一日每股卜蜂股份經審核資產淨值約0.289港元溢價約12.6%，故吾等認為，每股新卜蜂股份或可每股換股優先股(視情況而定)之發行價0.3255港元乃屬公平合理。

吾等亦與　貴公司管理層就撥付收購事項之其他融資方法，如債務融資、供股、公開發售或配股等進行討論。管理層認為，經計及(i)　貴公司財務狀況及當時市況；(ii)債務融資(包括銀行借貸及發行債券)冗長的洽商過程及　貴公司須承擔相對較高之財務成本；(iii)供股或公開發售在物色合適包銷商及達致雙方同意的供股或公開發售認購價方面需時，且涉及包銷佣金的高昂成本；(iv)供股或公開發售之認購價一般訂為較相關股份市價折讓，故對不參與之股東的持股量會造成更大幅度的攤薄；及(v)大規模配股後對卜蜂股份股價構成壓力，且涉及包銷佣金的高昂成本，故該等其他融資方法未必最為理想。基於上文所述，加上代價會以代價股份悉數清償，可讓　貴公司收購相關業務而毋須產生任何現金流出(支付相關開支除外)，吾等贊同　貴公司管理層之見解，認為發行代價股份撥付收購事項為合適且對　貴公司有利。

(ii)　不競爭誠諾

誠如收購協議所述，OSIL將促致CPG於完成時或之前向　貴公司承諾自完成日期起且在CPG仍為　貴公司控權股東之聯繫人士之情況下，在未得　貴公司事先書面同意前，其不會並將促致其附屬公司(不包括新卜蜂集團旗下企業、其股份於證券交易所公開上市之該等附屬公司及除外飼料企業)不會(其中包括)在中國任何地區進行或從事或涉及進行相關業務或直接或間接擁有其權益。為免生疑問，不競爭限制並不涵蓋在中國經營、包括主要作自用而非向第三方出售之飼料生產設施的綜合農場。

(iii)　優先購買權

誠如收購協議所述，倘於完成後任何時間，OSIL有意直接或間接向任何獨立第三方出售其於除外飼料企業之全部或任何部份權益，則其須在當其時除外飼料企業任何少數股東之權利規限下，向　貴公司授出優先購買權以按向該第三方提出之相同條款購買該等權益。

(iv)　收購協議之其他條款

(a)　公司間債務

誠如收購協議所述，經重組CPI集團旗下多個企業已以墊款形式向非飼料企業提供資金。於最後實際可行日期，非飼料企業結欠經重組CPI集團之公司間債務約為356,000,000美元。

OSIL已向　貴公司承諾，於完成時，公司間債務不會多於300,000,000美元，並且承諾會促致相關非飼料企業於完成日期起計三年內，在收購協議所載之條款及條件規限下悉數清償公司間債務。不論前文所述，OSIL亦同意CPI及／或卜蜂可於完成日期起計三年期屆滿前在有需要時隨時及不時要求OSIL及／或OSIL集團償還未清償之公司間債務或其中任何部份，以撥付經重組CPI集團之營運資金。

根據OSIL將就公司間債務編製並交由　貴公司審閱之一套完成賬目，倘公司間債務之金額為少於300,000,000美元(差額為「**超出部份**」)，則　貴公司將於確定公司間債務後十個營業日內，向OSIL(及／或OSIL可能指示之該等其他人士)發行代價股份，有關股數乘以發行價所得出之數目應相等於超出部份。該等代價股份將以新卜蜂股份之形式發行，或假使　貴公司於當其時因悉數發行該等新卜蜂股份而未能遵守公眾持股量規定，則　貴公司將發行在可能情況下不會導致違反公眾持股量規定之最大數目之新卜蜂股份，其餘則以可換股優先股之形式發行。

貴公司其後將於公司間債務之任何部份獲償還時向OSIL(及／或OSIL可能指示之該等其他人士)發行代價股份，有關股數乘以發行價應相等於所償還之公司間債務之金額。

鑒於　貴公司在非飼料企業成員公司償還公司間債務前不會發行有關數目之代價股份，故吾等認為，有關上文所闡釋遞延償付部份代價之安排乃屬公平。

(b)　服務協議

誠如收購協議所述，CPI現時向經重組CPI集團提供若干技術服務，而相關服務費過往乃根據服務協議支付予CPI之最終控股公司CPG。

作為收購前重組之一部份，CPG集團已與CPI協定，CPG集團須就截至二零零九年十二月三十一日止年度向CPI支付為數31,000,000美元之服務費，以反映收購事項將包括服務費之經濟利益此商業協定。經重組CPI集團自二零零九年一月一日起擁有服務費之經濟利益。就此而言，待獨立股東於股東特別大會上批准收購事項後，經重組CPI集團自二零一零年一月一日起，將毋須向CPG及／或其聯屬公司支付服務費。

(c) 溢利保證

OSIL保證於完成後三十日內編製經重組CPI集團截至二零零九年十二月三十一日止財政年度之管理賬目(「**管理賬目**」)所示之除税後純利(經計及向CPI轉讓服務協議之經濟利益)(「**税後純利**」)不得少於82,000,000美元(「**保證税後純利**」)。假使經重組CPI集團無法達致保證税後純利,OSIL須於完成編製管理賬目後三十日內,向 貴公司以現金支付保證税後純利與截至二零零九年十二月三十一日止財政年度實際税後純利之間的差額。

(d) 過渡擔保

作為過渡安排,於完成後, 貴公司將透過新卜蜂集團成員公司繼續就完成前財務機構向OSIL集團提供之銀行信貸提供公司擔保。該等公司擔保之總金額將不超過人民幣300,000,000元。

作為新卜蜂集團於完成後維持該等財務資助之約因,OSIL將會並將促致OSIL集團將彌償新卜蜂集團因索繳新卜蜂集團所提供之任何擔保而致使其可能承受或產生之一切損失及費用 。

所有向OSIL集團授出之相關銀行信貸涉及一年或以內到期之短期貸款,最遲之到期日為二零一零年十一月三十日,惟一項人民幣20,000,000元之信貸於二零一二年九月到期。貴公司現時並無意於相關銀行信貸到期及/或OSIL集團還款時更新該等公司擔保。日後如更新任何該等公司擔保須遵守上市規則之規定。

(e) 彌償

在收購協議之條款規限下,OSIL將就經重組CPI集團關於或由於經重組CPI集團相關成員公司於完成前從事非飼料業務而產生之一切負債、損失及開支向新卜蜂集團作出彌償。

吾等之見解

經考慮上文所述,吾等認為,收購協議之條款就 貴公司及股東而言乃屬公平合理,且符合卜蜂集團及股東之整體利益。

(VI) 收購事項之可能財務影響

(i) 完成後之會計處理

誠如董事會函件所述，完成後，CPI將成為　貴公司之全資附屬公司，因此其業績將計入　貴公司賬目。

(ii) 對　貴公司股權之攤薄影響

假設於最後實際可行日期至完成日期　貴公司之已發行股本概無變動，則(i)於最後實際可行日期；及(ii)於完成時(假設已悉數轉換可換股優先股)　貴公司之持股架構如下：

	於最後實際可行日期		發行代價股份及悉數轉換可換股優先股時 附註1及3	
股東	*所持有之卜蜂股份數目*	*持股概約百分比*	*所持有之卜蜂股份數目*	*股概約持百分比*
CPI Holding Co., Ltd.	1,004,014,695	34.74%	1,004,014,695	5.17%
OSIL	–	0.00%	16,534,562,212	85.12%
Worth Access Trading Limited 附註2	481,250,000	16.66%	481,250,000	2.48%
謝氏家族股東	843,750	0.03%	843,750	0.00%
公眾股東	1,403,622,341	48.57%	1,403,622,341	7.23%
合計	**2,889,730,786**	**100.00%**	**19,424,292,998**	**100.00%**

附註：

1. 假設已悉數償還公司間債務及轉換全部可換股優先股

2. Worth Access Trading Limited乃由Charoen Pokphand Holding Company Limited持有。

3. 根據可換股優先股之條款，倘　貴公司未能遵守公眾持股量規定，則在可換股優先股相關持有人轉換可換股優先股所附帶之換股權時，　貴公司亦不會發行CPS換股股份。

吾等注意到，獨立股東之權益將於完成時大幅攤薄(假設已悉數償還公司間債務及轉換全部可換股優先股)。然而，經計及(i)　貴公司股東應佔每股卜蜂股份盈利及　貴公司股東應佔淨資產於完成時(假設已悉數償還公司間債務及轉換全部可換股優先股)預期將有所改善(吾等之分析載於下文)；及(ii)卜蜂集團就收購事項並無即時現金流出(支付相關開支除外)，吾等認為有關攤薄影響乃可接受。

(iii) 每股卜蜂股份盈利

誠如二零零八年報所載， 貴公司股東應佔截至二零零八年十二月三十一日止年度持續經營業務之每股卜蜂股份盈利約為0.134美仙。鑒於 貴公司股東應佔持續經營業務之備考每股卜蜂股份盈利(猶如收購事項於二零零八年一月一日已完成)應約為0.175美仙(有關詳情載於通函附錄三之新卜蜂集團未經審核備考財務資料)，吾等認為，緊隨完成後預期 貴公司股東應佔持續經營業務之每股卜蜂股份盈利將有正面影響。

茲強調上述 貴公司股東應佔持續經營業務之未經審核備考每股卜蜂股份盈利並未計及經重組CPI集團於截至二零零八年十二月三十一日止年度所支付之服務費31,571,000美元，倘收購事項於二零零八年一月一日已完成，則毋須支付有關費用。倘加回有關費用，則 貴公司股東應佔持續經營業務之未經審核備考每股卜蜂股份盈利將進一步改善。

(iv) 每股卜蜂股份淨資產

吾等從通函附錄三所載新卜蜂集團於二零零八年十二月三十一日之未經審核備考財務資料中注意到，新卜蜂集團股東應佔淨資產將由於收購事項而由約107,500,000美元增加約1,290,000,000美元至1,397,500,000美元，主要源自收購事項所錄得之商譽約1,139,400,000美元(即代價股份於收購協議日期之公平值合共約1,293,000,000美元與經重組CPI集團股東應佔二零零八年十二月三十一日之經重組CPI集團合併淨資產約153,600,000美元之差額)。有關詳情載於通函附錄三。

鑒於發行價高於 貴公司股東應佔二零零九年六月三十日之未經審核每股卜蜂股份淨資產(即3.86美仙)，故吾等認為，收購事項預期於緊隨完成時將對每股卜蜂股份淨資產帶來正面影響。

(v) 營運資金

由於代價將由發行代價股份悉數支付，故卜蜂集團就收購事項並無即時現金流出(支付相關開支除外)。誠如通函附錄一所披露，董事確認，新卜蜂集團擁有充裕營運資金供本通函日期起計十二個月所需，且並無發現任何事項會導致新卜蜂集團於完成後缺乏充裕營運資金以供其所需。經考慮上文所述，吾等認為，收購事項於緊隨完成後對卜蜂集團之營運資金並無構成重大影響。

有關收購事項之推薦意見

經考慮上述各主要因素及理由，尤其是：

- 收購事項為 貴公司一個具吸引力的機遇以收購經重組CPI集團的控權權益、擴大及分散其收入基礎，以及參與具有長遠盈利可觀增長的業務；

- 收購事項之市盈率(按二零零八財政年度經調整純利計算)低於直接可資比較公司及間接可資比較公司各自的平均市盈率；

- 收購事項屬盈利增生性(按備考基準)；

- 發行價較穩定期及截至最後交易日止十二個月(包括該日)之卜蜂股份平均收市價溢價；及

- 代價將由發行代價股份悉數支付，故卜蜂集團就收購事項並無即時現金流出(支付相關開支除外)，

吾等認為，收購事項(並非於 貴公司一般日常業務過程中進行)乃符合 貴公司及股東之整體利益，而收購協議之條款乃按一般商業條款訂立、屬公平合理且符合卜蜂集團及股東之整體利益。因此，吾等建議獨立董事委員會籲請獨立股東投票贊成將於股東特別大會提呈有關批准收購協議及其項下擬進行交易之普通決議案。

持續關連交易

(I) 進行持續關連交易之原因

誠如 貴公司所表示，過往於收購事項前，經重組CPI集團成員公司向當時之OSIL集團成員公司供應飼料相關產品(如動物飼料、獸藥及飼料原材料)，並向當時之OSIL集團成員公司購買飼料原材料(如賴氨酸及食用油)供飼料生產，而該等交易於完成後仍將持續。此外，新卜蜂集團成員公司將於完成後繼續向OSIL集團供應金霉素。就此， 貴公司及OSIL訂立卜蜂總供應協議及卜蜂總購買協議以於完成後規管新卜蜂集團與OSIL集團之間的該等交易。

此外，鑒於未能獲得合營夥伴之同意，故經重組CPI集團不可合法出售有關非飼料業務之若干資產。因此， 貴公司已與OSIL訂立業務分割總協議，以將該等非飼料業務資產從新卜蜂集團分割，以便進行收購前重組。根據此安排，即使該等「分割」資產可能繼續保留於新卜蜂集團之賬冊中，惟該等資產相關之所有經濟利益及風險實質上乃歸於OSIL集團。

鑒於上述持續關連交易之性質及吾等與 貴公司就此所進行之討論，吾等贊同 貴公司管理層之見解，認為(i)訂立卜蜂總供應協議及卜蜂總購買協議屬新卜蜂集團一般日常業務範圍，而訂立業務分割總協議並非新卜蜂集團一般日常業務範圍，因該協議乃為使收購前重組生效而訂立；及(ii)持續關連交易符合卜蜂集團及股東之整體利益。

(II) 持續關連交易之主要條款

(A) 卜蜂總供應協議

誠如卜蜂總供應協議所載，新卜蜂集團就卜蜂產品將收取OSIL集團之售價，將參照卜蜂產品於中國之當前市價、市場推廣成本(如有)及需求而釐定，且將不遜於新卜蜂集團可自獨立第三方買方取得者。就根據卜蜂總供應協議新卜蜂集團將獨家向OSIL集團供應之卜蜂產品(主要為飼料原材料及若干種類之飼料)，售價將參照該等產品於中國之當前市價、市場推廣成本(如有)及需求而釐定。

新卜蜂集團將授予OSIL集團之信貸期最多為60日(自交收日起計)或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

卜蜂總供應協議將由完成日期(預期為二零一零年六月)起生效，直至二零一二年十二月三十一日止。

吾等曾與 貴公司管理層就定價原則進行討論，並理解到於最後實際可行日期卜蜂產品之價格毋須受任何政府法規規管，因此為市場主導，而該等產品之供應商通常與其客戶公平磋商後釐定售價。 貴公司進一步表示，新卜蜂集團就卜蜂產品將收取OSIL集團之售價將不遜於新卜蜂集團可自獨立第三方買方取得者。

吾等並曾與　貴公司管理層就付款條款進行討論，並注意到，就金霉素以外之產品，經重組CPI集團成員公司按貨銀對付售予獨立第三方買方以減低信貸風險，至於金霉素產品，OSIL集團所獲之付款條款與獨立第三方買方所獲者一致。經計及(i)新卜蜂集團與OSIL集團乃同受謝氏家族股東控制，新卜蜂集團對其信貸有更佳了解，因此比該等第三方客戶的信貸風險較低；及(ii)60至90日的信貸期於各行業亦屬一般正常商業慣例，故吾等贊同　貴公司管理層之見解，認為新卜蜂集團向OSIL集團所授之付款條款(包括最多60日之信貸期)乃屬合理。

(B)　卜蜂總購買協議

誠如卜蜂總購買協議所載，OSIL集團就OSIL產品將收取新卜蜂集團之購買價，將參照OSIL產品於中國之當前市價及需求而釐定，且將不遜於新卜蜂集團可自獨立第三方供應商取得者。

新卜蜂集團將獲OSIL集團授出之信貸期最多為60日(自交收日起計)或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

卜蜂總購買協議將由完成日期(預期為二零一零年六月)起生效，直至二零一二年十二月三十一日止。

吾等曾與　貴公司管理層就定價原則進行討論，並理解到於最後實際可行日期OSIL產品之價格毋須受任何政府法規規管，因此為市場主導，而該等產品之供應商通常與其客戶公平磋商後釐定價格，而OSIL集團就OSIL產品將收取新卜蜂集團之購買價將不遜於新卜蜂集團可自獨立第三方供應商取得者。

吾等並曾與　貴公司管理層就付款條款進行討論，　貴公司表示，該等付款條款與獨立第三方供應商向新卜蜂集團所提供者一致。

(C) 業務分割總協議

誠如業務分割總協議所載，新卜蜂集團就租賃及／或使用於中國之相關固定資產(包括土地、樓宇、廠房及機械)將收取OSIL集團之租金／使用費將根據有關各方真誠及公平磋商後協定之商業條款，並參照新卜蜂集團相關固定資產之折舊開支、適用税務成本及開支以及新卜蜂集團就該等固定資產可能產生之其他適用政府徵費而釐定，而租金／使用費將不遜於新卜蜂集團可自獨立第三方承租人／用戶取得者。

根據業務分割總協議，有關各方應就個別地點訂立獨立租賃／使用協議。OSIL集團須承擔與相關固定資產有關之所有風險及負責維修及管理相關固定資產。

OSIL集團應付之租金及／或使用費須按月期末支付。相關款項應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

業務分割總協議將由完成日期(預期為二零一零年六月)起生效，直至二零一二年十二月三十一日止。

吾等曾與　貴公司管理層就定價原則進行討論。經計及業務分割總協議項下之該等固定資產儘管或會仍保留於新卜蜂集團之賬冊內，但實質上乃屬於OSIL集團，故吾等認為基於成本基準的定價原則乃屬合理。

吾等並曾與　貴公司管理層就付款條款進行討論，並理解到該等付款條款乃由業務分割總協議有關各方經公平磋商後釐定，乃屬類似性質的租賃的一般商業慣例。

吾等之見解

經考慮上文所述，吾等贊同　貴公司管理層之見解，認為持續關連交易協議之主要條款，尤其是定價原則及付款條款，乃按一般商業條款訂立，就　貴公司及股東而言乃屬公平合理且符合卜蜂集團與股東之整體利益。

(III) 建議上限

下表載列(i)截至二零零八年十二月三十一日止三個年度各年及截至二零零九年九月三十日止九個月之過往交易金額；(ii)截至二零零九年十二月三十一日止三個月之預測交易金額；及(iii)截至二零一二年十二月三十一日止三個年度各年之建議上限：

	過往交易金額				預計交易金額	建議上限		
	截至十二月三十一日止年度			截至九月三十日止九個月	截至十二月三十一日止三個月	截至十二月三十一日止年度		
	二零零六年	二零零七年	二零零八年	二零零九年	二零零九年	二零一零年附註	二零一一年	二零一二年
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
卜蜂總供應協議	576.8	771.3	1,141.2	996.7	344.4	2,594.4	4,498.4	6,935.1
卜蜂總購買協議	25.6	33.2	52.5	58.1	23.7	126.5	186.0	233.5
業務分割總協議	不適用	不適用	不適用	不適用	不適用	22.9	24.7	26.7

附註： 誠如董事會函件所述，由於預期各持續關連交易協議將於截至二零一零年十二月三十一日止財政年度內某時間生效，故上述截至二零一零年十二月三十一日止財政年度之建議年度上限應為全年金額按由相關協議生效當日起直至二零一零年十二月三十一日以逐日基準計算之該財政年度餘下部分所佔之比例計算。

有關建議上限之釐定基準及吾等對此之分析載列如下：

*卜蜂總供應協議項下擬進行之持續關連交易之建議上限(「**卜蜂供應上限**」)*

誠如董事會函件所述，卜蜂供應上限乃經參考：(i)截至二零零八年十二月三十一日止三個年度，經重組CPI集團各相關企業向OSIL集團成員公司銷售卜蜂產品之以往年度銷售額；(ii)卜蜂產品之當前市價；(iii)就符合中國整體消費物價上升及未來銷量增長所作出之備抵；及(iv)卜蜂產品於有關期內之預期需求增長而釐定。

吾等注意到，卜蜂總供應協議項下之交易於二零一零年之建議年度上限較經重組CPI集團與OSIL集團於二零零九年一月至九月供應卜蜂產品之以往交易金額及二零零九年十月至十二月預計交易金額總值增加約93%。二零一一年及二零一二年各自之建議年度上限則分別較上年增加約73%及約54%。

為評估卜蜂供應上限是否公平合理，吾等曾與　貴公司管理層討論及檢討卜蜂供應上限的計算方法。基於該等討論及檢討，吾等理解到，卜蜂供應上限乃基於新卜蜂集團個別成員公司出售卜蜂產品之年度銷售額計算，且理解到董事於釐定卜蜂供應上限時曾考慮下列因素：(i)卜蜂集團或經重組CPI集團(作為一方)與OSIL集團(作為另一方)於截至二零零八年十二月三十一日止三個年度各年及截至二零零九年九月三十日止九個月之卜蜂產品過往交易金額及截至二零零九年十二月三十一日止年度之預計交易金額；(ii)卜蜂產品於未來三年之估計市價，尤其是，用於釐定二零一零年建議上限之價格較二零零九年成本價平均增加約10%，而用於釐定二零一一年及二零一二年建議上限之價格大致與上年度一致；(iii)基於OSIL集團過往及指示採購卜蜂產品，且計及經重組CPI集團與OSIL集團未來三年的擴展計劃而估計OSIL集團對卜蜂產品之需求；(iv)經重組CPI集團成員公司現有產能使用率的估計增加；及(v)因應未來三年卜蜂產品市價及／或OSIL集團對該產品的需求可能波動而加以5%緩衝。

吾等亦獲　貴公司告知，二零一零年之建議年度上限年比增加93%，主要乃由於(i)價格基礎增加約10%，因二零一零年之建議上限乃按卜蜂產品之當前市價而釐定，而二零零九年大部份交易金額乃基於卜蜂產品之成本而定，因在收購事項前，基於交易屬集團內及公司內性質，故經重組CPI集團按成本價向OSIL集團供應相關卜蜂產品；及(ii)新卜蜂集團向OSIL集團出售飼料產品、金霉素及飼料原材料之銷售大幅增加，因估計OSIL集團成員公司由於OSIL集團及經重組CPI集團成員公司於二零一零年業務發展及擴展計劃而對相關產品需求有所增加。

就二零一一年建議年度上限年比增加73%，吾等理解到，此加幅主要乃源自新卜蜂集團向OSIL集團出售飼料產品及飼料原材料之銷售大幅增加，因估計OSIL集團成員公司由於OSIL集團及經重組CPI集團成員公司於二零一一年業務發展及擴展計劃而對相關產品需求有所增加。

就二零一二年建議年度上限年比增加54%，吾等理解到，此加幅主要乃源自新卜蜂集團向OSIL集團出售飼料產品之銷售大幅增加，因估計OSIL集團成員公司由於OSIL集團及經重組CPI集團成員公司於二零一二年業務發展及擴展計劃而對該等產品需求有所增加。

經考慮上文所述，吾等認為，卜蜂供應上限就　貴公司及股東而言乃屬公平合理。

*卜蜂總購買協議項下之持續關連交易之建議上限(「**卜蜂購買上限**」)*

誠如董事會函件所述，卜蜂購買上限乃經參考：(i)截至二零零八年十二月三十一日止三個年度，經重組CPI集團各相關企業向OSIL集團成員公司購買OSIL產品之以往年度購買額；(ii)OSIL產品之當前市價；(iii)就符合中國整體消費物價上升及未來銷量增長所作出之備抵；及(iv)新卜蜂集團於期內預期對相關產品需求之增加而釐定。

吾等注意到，卜蜂總購買協議項下之交易於二零一零年之建議年度上限較經重組CPI集團與OSIL集團於二零零九年一月至九月購買OSIL產品之以往交易及二零零九年十月至十二月預計交易之總值增加約55%，而二零一一年及二零一二年之建議年度上限分別較上一年增加約47%及約26%。

為評估卜蜂購買上限是否公平合理，吾等曾與　貴公司管理層討論及檢討卜蜂購買上限的計算方法。基於該等討論及檢討，吾等理解到，卜蜂購買上限乃基於新卜蜂集團個別成員公司購買OSIL產品之年度購買額計算，且理解到董事於釐定卜蜂購買上限時曾考慮下列因素：(i)經重組CPI集團於截至二零零八年十二月三十一日止三個年度各年及截至二零零九年九月三十日止九個月向OSIL集團購買OSIL產品之過往購買金額及截至二零零九年十二月三十一日止年度之預計金額；(ii) OSIL產品之估計市價(一般與當前市價一致)；(iii)主要基於經重組CPI集團過往對OSIL產品之用量及新卜蜂集團未來三年的業務發展及產能擴充而估計經重組CPI集團對OSIL產品之需求；及(iv)因應未來三年OSIL產品市價及／或新卜蜂集團對該產品的需求可能波動而加以5%緩衝。

吾等亦獲　貴公司告知，二零一零年、二零一一年及二零一二年各建議年度上限年比增加55%、47%及26%，主要因估計新卜蜂集團成員公司由於各年之產能擴充或估計業務發展而對賴氨酸需求有所增加，且參照截至二零零九年十二月三十一日止三個年度各年交易金額之年比增幅。

經考慮上文所述，吾等認為，卜蜂購買上限就　貴公司及股東而言乃屬公平合理。

*業務分割總協議項下之持續關連交易之建議上限(「**租賃／使用上限**」)*

誠如董事會函件所述，租賃／使用上限乃經參考消費物價指數及政府徵費可能年增長率而釐定。吾等注意到，二零一一年及二零一二年各自之建議年度上限分別較上一年增加約8%。

為評估租賃／使用上限是否公平合理，吾等曾與 貴公司管理層討論及檢討租賃／使用上限的計算方法，並理解到，董事於釐定租賃／使用上限時曾考慮下列因素：(i)相關固定資產之估計折舊開支；及(ii)相關稅項及政府徵費之評估基礎。

經考慮上文所述，吾等認為，租賃／使用上限就 貴公司及股東而言乃屬公平合理。

吾等之見解

經考慮上文所述，吾等認為， 貴公司管理層於釐定建議上限時採用之基礎就 貴公司及股東而言乃屬公平合理。

然而，股東務請注意，建議上限關乎未來事件，並不代表因各持續關連交易協議項下擬進行各持續關連交易而產生之交易金額預測。因此，吾等對相關持續關連交易的實際交易金額與上文論述的建議上限之相關程度，並不發表意見。

(IV) 上市規則有關持續關連交易之規定

上市規則規定，於各持續關連交易協議年期內的 貴公司每個財政年度，持續關連交易須分別按上市規則第14A.37及14A.38條規定經獨立非執行董事及 貴公司核數師每年審閱。尤其是，獨立非執行董事須每年確認，持續關連交易為：

- 於 貴公司一般日常業務過程中進行；
- 按一般商業條款或(倘並無足夠可資比較交易以判斷是否按一般商業條款)按不遜於 貴公司可提供予或(如適用)取自獨立第三方之條款進行；及
- 根據規管有關交易之相關協議，並按公平合理且符合 貴公司與股東整體利益之條款進行。

此外， 貴公司核數師須每年致函董事會，確認持續關連交易為：

- 經董事會批准；
- (倘交易涉及由 貴公司提供貨物或服務)符合 貴公司之定價政策；
- 根據規管有關交易之相關協議進行；及
- 並無超出先前公佈所披露之上限。

鑒於上文所述，吾等認為，有適當程序及安排確保持續關連交易會根據各持續關連交易協議之條款進行。

有關持續關連交易之推薦意見

經考慮上述各主要因素及理由，尤其是：

- 持續關連交易協議之目的乃規管完成後新卜蜂集團與OSIL集團之間的持續交易；
- 持續關連交易的性質；
- 持續關連交易協議所規定之定價原則及付款條款乃公平合理；
- 釐定建議上限之基準乃公平合理；及
- 有適當程序及安排確保持續關連交易會根據各持續關連交易協議之條款進行，

吾等認為(i)卜蜂總供應協議及卜蜂總購買協議項下擬進行之持續關連交易屬新卜蜂集團一般日常業務範圍，而業務分割總協議項下擬進行之持續關連交易並非新卜蜂集團一般日常業務範圍，因該協議乃為使收購前重組生效而訂立；(ii)持續關連交易符合卜蜂集團及股東之整體利益；(iii)持續關連交易之條款乃一般商業條款，且就 貴公司及股東而言乃屬公平合理；及(iv)建議上限就 貴公司及股東而言乃屬公平合理。

因此，吾等建議獨立董事委員會籲請獨立股東投票贊成將於股東特別大會提呈有關批准各持續關連交易協議及其項下擬進行之相關持續關連交易以及建議上限之普通決議案。

此致

卜蜂國際有限公司
獨立董事委員會及列位獨立股東 台照

代表
聯昌國際證券(香港)有限公司

劉志華	**鄭敏華**
董事	*董事*
企業融資部主管	

謹啟

二零零九年十二月三十一日

以下為卜蜂集團截至二零零八年十二月三十一日止三個年度各年之經審核綜合財務資料概要，乃摘錄自卜蜂集團各相關經刊發年報。

1. 財務資料之概要

卜蜂集團截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之已刊發業績及資產與負債（摘錄自經審核財務報表）載列如下。

業績

	截至十二月三十一日止年度		
	二零零六年	二零零七年	二零零八年
	千美元	*千美元*	*千美元*
營業額	1,691,457	66,918	64,492
除稅前溢利／（虧損）	(47,693)	(7,979)	3,009
稅項	(6,638)	(934)	(30)
來自持續經營業務之溢利／（虧損）	(54,331)	(8,913)	2,979
來自終止經營業務之溢利	–	13,070	38,314
本年溢利／（虧損）淨額	(54,331)	4,157	41,293
可供分配予：			
本公司股東	(49,728)	2,487	45,241
少數股東權益	(4,603)	1,670	(3,948)
	(54,331)	4,157	41,293
每股溢利／（虧損）			
來自持續經營及終止經營業務			
－基本及攤薄	(1.721)美仙	0.086美仙	1.566美仙
來自持續經營業務			
－基本及攤薄	(1.721)美仙	(0.351)美仙	0.134美仙

資產及負債

	於十二月三十一日		
	二零零六年	二零零七年	二零零八年
	千美元	*千美元*	*千美元*
總資產	971,781	1,061,558	165,764
總負債	870,271	948,356	48,948
資產淨額	101,510	113,202	116,816

1. 財務資料之概要(續)

綜合資產負債表

	於十二月三十一日		
	二零零六年	二零零七年	二零零八年
	千美元	*千美元*	*千美元*
非流動資產			
物業、廠房及設備	447,733	430,167	54,350
投資物業	4,129	6,711	563
預付土地租賃費	48,731	50,558	1,594
非當期禽畜	12,009	23,092	–
共同控制企業權益	83,047	52,166	65,473
聯營公司權益	26,801	27,642	–
可供出售之投資	1,480	1,238	251
商譽	2,515	2,928	–
遞延稅項資產	2,011	106	–
總非流動資產	628,456	594,608	122,231
流動資產			
當期禽畜	17,755	34,334	–
存貨	177,033	248,601	18,589
應收賬項、其他應收賬項及按金	59,279	74,520	10,998
應收票據	4,675	9,705	–
可退回稅項	47	47	316
應收少數股東款項	5,620	2,653	–
應收關連企業款項	13,610	10,038	1,150
抵押存款	10,199	4,200	–
現金及現金等額	55,107	82,852	12,480
總流動資產	343,325	466,950	43,533

1. 財務資料之概要(續)

綜合資產負債表(續)

	於十二月三十一日		
	二零零六年	二零零七年	二零零八年
	千美元	*千美元*	*千美元*
流動負債			
應付賬項、其他應付賬項及預提費用	251,596	335,723	22,777
應付票據	10,577	23,032	–
應付税項	4,908	5,323	2,524
職工獎勵及福利撥備	7,739	8,892	615
應付少數股東款項	10,203	6,834	650
應付關連企業款項	22,182	10,898	2,746
附利息之銀行貸款	435,450	432,077	18,187
總流動負債	742,655	822,779	47,499
淨流動負債	(399,330)	(355,829)	(3,966)
總資產減流動負債	229,126	238,779	118,265
非流動負債			
附利息之銀行貸款	(127,616)	(125,577)	–
遞延税項負債	–	–	(1,449)
資產淨值	101,510	113,202	116,816
權益			
本公司股東應佔權益			
已發行股本	28,898	28,898	28,898
股份溢價賬	73,897	73,897	73,897
儲備	(48,843)	(37,667)	4,678
	53,952	65,128	107,473
少數股東權益	47,558	48,074	9,343
權益總額	101,510	113,202	116,816

2. 本集團之經審核財務資料

以下財務資料包括摘錄自卜蜂集團截至二零零八年十二月三十一日止年度年報之卜蜂集團截至二零零八年十二月三十一日止兩個財政年度之財務報表連同其附註。

綜合損益賬

		截至十二月三十一日止年度	
		二零零七年	二零零八年
	附註	*千美元*	*千美元*
持續經營業務			
收入	7	66,918	64,492
銷售成本		(51,619)	(58,424)
毛利		15,299	6,068
銷售及分銷成本		(3,149)	(3,285)
行政及管理費用		(17,621)	(15,168)
其他收益	8	840	10,502
財務成本	10	(11,340)	(5,768)
應佔共同控制企業之溢利及虧損		7,992	10,660
除税前溢利／(虧損)	11	(7,979)	3,009
税項	15	(934)	(30)
於年內來自持續經營業務之溢利／(虧損)		(8,913)	2,979
終止經營業務			
於年內來自終止經營業務之溢利	17	13,070	38,314
本年溢利		4,157	41,293
可供分配予：			
本公司股東		2,487	45,241
少數股東權益		1,670	(3,948)
		4,157	41,293

2. 本集團之經審核財務資料（續）

綜合損益賬（續）

	附註	截至十二月三十一日止年度 二零零七年 *千美元*	 二零零八年 *千美元*
本公司股東應佔之每股溢利／(虧損)	18		
基本			
－本年溢利		0.086美仙	1.566美仙
－來自持續經營業務之溢利／(虧損)		(0.351)美仙	0.134美仙
攤薄			
－本年溢利		不適用	不適用
－來自持續經營業務之溢利／(虧損)		不適用	不適用

2. 本集團之經審核財務資料（續）

綜合資產負債表

	附註	於十二月三十一日 二零零七年 千美元	二零零八年 千美元
非流動資產			
物業、廠房及設備	19	430,167	54,350
投資物業	20	6,711	563
預付土地租賃費	21	50,558	1,594
非當期禽畜	22	23,092	–
共同控制企業權益	24	52,166	65,473
聯營公司權益	25	27,642	–
可供出售之投資	26	1,238	251
商譽	27	2,928	–
遞延税項資產	28	106	–
總非流動資產		594,608	122,231
流動資產			
當期禽畜	29	34,334	–
存貨	30	248,601	18,589
應收賬項、其他應收賬項及按金	31	74,520	10,998
應收票據		9,705	–
可退回税項		47	316
應收少數股東款項		2,653	–
應收關連企業款項	32	10,038	1,150
抵押存款	33	4,200	–
現金及現金等額	33	82,852	12,480
總流動資產		466,950	43,533

2. 本集團之經審核財務資料(續)

綜合資產負債表(續)

	附註	於十二月三十一日 二零零七年 千美元	二零零八年 千美元
流動負債			
應付賬項、其他應付賬項及預提費用	34	335,723	22,777
應付票據		23,032	–
應付税項		5,323	2,524
職工獎勵及福利撥備		8,892	615
應付少數股東款項		6,834	650
應付關連企業款項	32	10,898	2,746
附利息之銀行貸款	35	432,077	18,187
總流動負債		822,779	47,499
淨流動負債		(355,829)	(3,966)
總資產減流動負債		238,779	118,265
非流動負債			
附利息之銀行貸款	35	(125,577)	–
遞延税項負債	28	–	(1,449)
		(125,577)	(1,449)
資產淨值		113,202	116,816
權益			
本公司股東應佔權益			
已發行股本	36	28,898	28,898
股份溢價賬	37(b)	73,897	73,897
儲備	37(a)	(37,667)	4,678
		65,128	107,473
少數股東權益		48,074	9,343
權益總額		113,202	116,816

2. 本集團之經審核財務資料(續)

綜合權益變動報表

	本公司股東應佔												
	已發行股本	股份溢價賬	購股權儲備	資產重估儲備	可供出售投資重估儲備	資本儲備	儲備基金	發展基金	外匯平衡儲備	累計虧損	總額	少數股東權益	權益總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零七年一月一日	28,898	73,897	8,470	10,565	-	28,865	22,420	11,669	(12,182)	(118,650)	53,952	47,558	101,510
外匯調整	-	-	-	-	-	-	-	-	4,101	-	4,101	1,470	5,571
可供出售投資之公允值變動(附註26)	-	-	-	-	75	-	-	-	-	-	75	-	75
重估盈餘(附註19)	-	-	-	4,513	-	-	-	-	-	-	4,513	-	4,513
直接於權益內確認之年度收入總額	-	-	-	4,513	75	-	-	-	4,101	-	8,689	1,470	10,159
本年溢利	-	-	-	-	-	-	-	-	-	2,487	2,487	1,670	4,157
年內收入及開支總額	-	-	-	4,513	75	-	-	-	4,101	2,487	11,176	3,140	14,316
撥自/(入)累計虧損	-	-	-	-	-	-	2,604	954	-	(3,558)	-	-	-
支付少數股東股息	-	-	-	-	-	-	-	-	-	-	-	(6,302)	(6,302)
少數股東出資增加	-	-	-	-	-	-	-	-	-	-	-	3,678	3,678
於二零零七年十二月三十一日及二零零八年一月一日	28,898	73,897	8,470*	15,078*	75*	28,865 *	25,024*	12,623*	(8,081)*	(119,721)*	65,128	48,074	113,202
外匯調整	-	-	-		-	-	-	-	6,048	-	6,048	-	6,048
可供出售投資之公允值變動(附註26)	-	-	-		99	-	-	-	-	-	99	-	99
重估虧損(附註19)	-	-	-	(1,365)	-	-	-	-	-	-	(1,365)	-	(1,365)
本年計入權益之遞延税項(附註28)	-	-	-	(1,449)	-	-	-	-	-	-	(1,449)	-	(1,449)
直接於權益內確認之年度收入總額	-	-	-	(2,814)	99	-	-	-	6,048	-	3,333	-	3,333
本年溢利	-	-	-	-	-	-	-	-	-	45,241	45,241	(3,948)	41,293
年內收入及開支總額	-	-	-	(2,814)	99	-	-	-	6,048	45,241	48,574	(3,948)	44,626
撥自/(入)累計虧損	-	-	-	-	-	-	2,366	1,121	-	(3,487)	-	-	-
出售附屬公司時解除之儲備(附註40)	-	-	-	(1,449)	-	14,513	(23,334)	(13,359)	15,950	1,450	(6,229)	(34,561)	(40,790)
支付少數股東股息	-	-	-		-	-	-	-	-	-	-	(1,503)	(1,503)
少數股東分佔儲備	-	-	-		-	-	-	-	-	-	-	1,281	1,281
於二零零八年十二月三十一日	28,898	73,897	8,470*	10,815*	174*	43,378*	4,056*	385*	13,917*	(76,517)*	107,473	9,343	116,816

* *該等儲備賬組成綜合資產負債表內之綜合儲備4,678,000美元(二零零七年:負數綜合儲備37,667,000美元)。*

2. 本集團之經審核財務資料(續)

綜合現金流量表

	附註	截至十二月三十一日止年度	
		二零零七年	二零零八年
		千美元	千美元
營運業務之資金流量			
除税前溢利╱(虧損):			
來自持續經營業務		(7,979)	3,009
來自終止經營業務	17	21,796	41,895
經調整:			
利息收入	8	(3,751)	(4,315)
投資物業公允值之變動	8	(882)	(211)
出售附屬公司溢利	8	–	(13,387)
出售一家共同控制企業權益溢利	8	(11)	–
禽畜公允值之變動	8	(9,583)	–
物業、廠房及設備減值	9	29,044	–
共同控制企業權益減值	9	10,558	–
財務成本	10	40,137	24,677
物業、廠房及設備折舊	11	53,779	22,818
預付土地租賃費攤銷	11	2,369	976
出售物業、廠房及設備虧損╱(溢利)	11	(3,808)	840
存貨減值至可變現淨值	11	798	–
禽畜減值	11	326	–
應收款項減值╱(減值回撥)	11	417	(1,544)
應佔溢利及虧損:			
共同控制企業		(3,477)	(16,692)
聯營公司		(3,397)	(2,104)
		126,336	55,962

2. 本集團之經審核財務資料(續)

綜合現金流量表(續)

	截至十二月三十一日止年度	
	二零零七年	二零零八年
	千美元	*千美元*
存貨增加	(90,771)	(87,659)
應收賬項、其他應收賬項及按金增加	(15,658)	(34,998)
應收票據減少／(增加)	(5,030)	2,564
應收少數股東款項減少／(增加)	2,967	(3,877)
應收關連企業款項減少／(增加)	3,572	(1,612)
應付賬項、其他應付賬項及預提費用增加	84,127	100,969
應付票據增加	12,455	3,101
職工獎勵及福利撥備增加	1,153	1,679
應付少數股東款項增加／(減少)	(3,369)	5,324
應付關連企業款項增加／(減少)	(11,284)	5,654
源自經營業務之現金	104,498	47,107
已付利息	(40,137)	(24,677)
已付税項	(7,661)	(2,647)
源自經營業務之現金流入淨額	56,700	19,783

2. 本集團之經審核財務資料(續)

綜合現金流量表(續)

	附註	截至十二月三十一日止年度 二零零七年 千美元	 二零零八年 千美元
源自經營業務之現金流入淨額		56,700	19,783
投資業務之資金流量			
添置物業、廠房及設備	19	(44,380)	(12,434)
預付土地租賃費增加	21	(994)	(437)
購入共同控制企業額外權益		(413)	–
出售附屬公司	40	–	8,393
共同控制企業權益減少		23,442	5,168
聯營公司權益增加		(4,175)	(2,953)
出售物業、廠房及設備所得款項		15,223	3,225
出售預付土地租賃費所得款項		255	166
出售一家共同控制企業所得款項		369	–
購入可供出售投資		–	(493)
出售可供出售投資所得款項		317	–
收取聯營公司股息		6,731	–
已收利息		3,751	4,315
源自投資業務之現金流入淨額		126	4,950
融資業務之資金流量			
新取得之銀行貸款		324,434	224,657
償還銀行貸款		(360,673)	(325,381)
抵押存款減少		5,999	4,200
少數股東權益減少		(1,154)	(222)
源自融資業務之現金流出淨額		(31,394)	(96,746)

2. 本集團之經審核財務資料(續)

綜合現金流量表(續)

	附註	截至十二月三十一日止年度 二零零七年 *千美元*	 二零零八年 *千美元*
現金及現金等額增加/(減少)淨額		25,432	(72,013)
兌換率變更之影響,淨額		2,313	1,641
年初之現金及現金等額		55,107	82,852
年末之現金及現金等額		82,852	12,480
現金及現金等額結餘分析			
現金及銀行結存	33	74,479	3,409
定期存款	33	8,373	9,071
		82,852	12,480

2. 本集團之經審核財務資料（續）

資產負債表

	附註	於十二月三十一日 二零零七年 千美元	二零零八年 千美元
非流動資產			
物業、廠房及設備	19	356	108
附屬公司之投資	23	82,669	24,117
聯營公司權益	25	–	–
總非流動資產		83,025	24,225
流動資產			
應收附屬公司款項	23	181,636	28,811
應收關連企業款項	32	–	539
其他應收賬項及按金	31	746	490
現金及現金等額	33	3,311	5,490
總流動資產		185,693	35,330
流動負債			
應付附屬公司款項	23	83,560	59,211
其他應付賬項及預提費用	34	2,747	835
附利息之銀行貸款	35	15,925	–
總流動負債		102,232	60,046
淨流動資產／(負債)		83,461	(24,716)
總資產減流動負債		166,486	(491)
非流動負債			
附利息之銀行貸款	35	(93,725)	–
資產／(負債)淨值		72,761	(491)
權益／(資產虧絀)			
已發行股本	36	28,898	28,898
股份溢價賬	37(b)	73,897	73,897
購股權儲備	37(b)	8,470	8,470
累計虧損	37(b), 38	(38,504)	(111,756)
權益／(資產虧絀)總額		72,761	(491)

財務報告附註

1. 公司資料

卜蜂國際有限公司(「本公司」)截至二零零八年十二月三十一日止年度之綜合財務報告乃根據董事於二零零九年三月二十七日通過決議授權刊發。

本公司乃一家於百慕達註冊成立之有限責任公司。本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

於二零零八年十二月三十一日，本集團從事下列業務：

- 生產及銷售金霉素產品
- 透過共同控制企業產銷摩托車及汽車零部件及機械設備貿易
- 物業與投資控股

於年內，本集團終止飼料廠及禽畜業務及農產品貿易之業務，詳情已載列於財務報告附註17。

於二零零八年十二月三十一日，本集團聘用約6,700名僱員(二零零七年：33,000名)(包括5,900名共同控制企業的僱員)。

2. 編製基準

本綜合財務報告按歷史成本基準編製，惟投資物業、可供出售之投資及禽畜則採用公允值計算。本財務報告以美元(「美元」)列報。除另有指明外，所有金額均調整至最接近的千元計算。

呈報基準

本綜合財務報告遵照國際會計準則委員會所認可之國際財務報告準則(「國際財務報告準則」)的準則及詮釋、國際財務報告詮釋委員會(「國際財務報告詮釋委員會」)的詮釋、國際會計準則(「國際會計準則」)及經由國際會計準則委員會批核為持續有效之常務詮釋委員會詮釋，並已按照香港公司條例的披露規定而編製。

綜合基準

本綜合財務報告包括本公司及其附屬公司(統稱為「本集團」)截至二零零八年十二月三十一日止年度之財務報告。附屬公司之業績由收購日(即本集團取得控制權當日)起綜合計算至該控制權終止。來自本集團內公司間之交易之所有收益、支出及未實現溢利及虧損及結餘均已在綜合過程中抵銷。

收購之附屬公司採用購入會計法入賬。此方法包括將業務合併成本分配至於收購日收購所得的可識別資產、負債及或然負債之公允值。收購之成本乃參照所予資產之公允值總額、已發行之權益工具及帶來(或於交換日所預期)之債務，附加收購之直接成本。

少數股東權益為非本集團控制的外部股東於本公司附屬公司應佔業績及資產淨值之權益。

3. 新頒佈及經修訂之國際財務報告準則的影響

本集團於本財政年度首次採納以下新訂立的詮譯及經修訂的國際財務報告準則。

國際會計準則第39號及國際財務報告準則第7號修訂	修訂的國際會計準則第39號金融工具:確認與計量及國際財務報告準則第7號金融工具：披露－金融資產的重新分類
國際財務報告詮釋委員會－詮釋第11號	國際財務報告準則第2號－集團和庫存股交易
國際財務報告詮釋委員會－詮釋第12號	服務特許權安排
國際財務報告詮釋委員會－詮釋第14號	國際會計準則第19號－界定利益資產的限額、最低撥款規定及其相互關係

採納該等新訂立的詮釋及修訂並未對本財務報告產生重大財務影響。

4. 已頒佈惟未生效之國際財務報告準則的影響

本集團尚未於此等財務報告內採納以下已經頒佈惟尚未生效的新頒佈及經修訂之國際財務報告準則。

國際財務報告準則第1號和國際會計準則第27號修訂	修訂國際財務報告準則第1號首次採納國際財務報告準則及國際會計準則第27號綜合和單獨財務報告－於子公司、共同控制企業和聯營公司的投資成本
國際財務報告準則第2號修訂	修訂國際財務報告準則第2號以股份支付－歸屬條件及注銷
國際財務報告準則第1號(經修訂)	首次採納國際財務報告準則
國際財務報告準則第3號(經修訂)	業務合併
國際財務報告準則第7號修訂	修訂國際財務報告準則第7號改進金融工具之披露
國際財務報告準則第8號	經營分部
國際會計準則第1號(經修訂)	財務報告的呈列
國際會計準則第23號(經修訂)	借貸成本
國際會計準則第27號(經修訂)	綜合和單獨財務報告
國際會計準則第32號和國際會計準則第1號修訂	修訂國際會計準則第32號金融工具：列報和國際會計準則第1號財務報告的呈列－認沽金融工具及清盤時產生的責任
國際會計準則第39號修訂	修訂國際會計準則第39號金融工具：確認和計量－合資格對沖項目
國際財務報告詮釋委員會－詮釋第9號和國際會計準則第39號修訂	修訂國際財務報告詮釋委員會－詮釋第9號重新評估附帶衍生工具及國際會計準則第39號金融工具之確認及量計
國際財務報告詮釋委員會－詮釋第13號	客戶忠實計劃
國際財務報告詮釋委員會－詮釋第15號	房地產建造協議
國際財務報告詮釋委員會－詮釋第16號	境外業務投資淨額對沖
國際財務報告詮釋委員會－詮釋第17號	向擁有者分配非現金資產
國際財務報告詮釋委員會－詮釋第18號	從顧客處轉移資產

國際財務報告準則的改進

本集團尚未採納以下國際財務報告準則的改進，包括經修訂的國際財務報告準則第5號、第7號，經修訂的國際會計準則第1號、第8號、第10號、第16號、第18號、第19號、第20號、第23號、第27號、第28號、第29號、第31號、第34號、第36號、第38號、第39號、第40號和第41號。這些修訂對本財務報告並無重大影響。

本集團正在評估首次採用這些新定或經修訂的國際財務報告準則將產生的影響。至今，得出的結論是採納國際財務報告準則第8號和經修訂的國際會計準則第1號將導致新增或經修訂的披露，以及採納經修訂的國際會計準則第23號將導致會計政策的改變，這些新增及經修訂的國際財務報告準則對本公司的財務狀況及經營業績概無重大影響。

5. 主要會計政策概要

附屬公司

附屬公司乃指一家由本公司直接或間接控制其財務及營運政策，以達到從其運作中獲得利益的公司。

附屬公司之業績已被併入本公司之損益賬內，並計至已收及應收股息為限。根據國際財務報告準則第5號並未分類為持作出售之本公司所佔附屬公司之權益乃按原值扣除任何減值計算。

合營企業

合營企業是按合同安排而成立的個體，供本集團及合營各方進行經濟活動。合營企業以獨立個體形式運作，本集團及合營各方各有其應佔利益。

合營各方訂立之合營企業協議規定合營各方投入之資金數額、合營企業之年期及清盤時資產套現之基準。從營運所得之盈利及虧損和盈餘資產分配均按合營各方之出資比例或根據合營企業協議條款攤分。

合營企業可被視為：

(a) 一家附屬公司：如本集團對該合營企業直接或間接取得單一控制權；

(b) 一家共同控制企業：如本集團對該合營企業，不論直接或間接，均未取得單一控制權；

(c) 一家聯營公司：如本集團對該合營企業並未取得單一或共同控制權，但直接或間接持有該合營企業不少於20%之註冊股本，並對其具有重大影響力；或

(d) 根據國際會計準則第39條列為一項股權投資：如本集團直接或間接持有該合營企業少於20%之註冊股本及並無擁有共同控制權或對該合營業務概無重大影響力。

共同控制企業

共同控制企業乃指共同控制之合營企業，參與成員未能取得單一控制權以控制共同控制企業之商業活動。

本集團於共同控制企業之權益採用權益法按本集團所佔資產淨值減任何減值虧損於綜合資產負債表內列賬。本集團應佔共同控制企業收購後之業績及儲備已分別併入綜合損益賬及綜合儲備內。當盈利分配比率與本集團之股權權益不一致時，應佔共同控制企業收購後之業績乃根據議定之盈利分配比率釐定。本集團與其共同控制企業進行之交易所引致之未變現收益及虧損以本集團於共同控制企業之權益為限予以撇銷，惟倘未變現虧損提供所轉讓資產之減值證據則除外。收購共同控制企業所產生的商譽，如以往未有於綜合儲備中撇銷或確認入賬，亦包括在本集團的共同控制企業權益當中。

共同控制企業之業績已被併入本公司之損益賬內，並計至已收及應收股息為限。本公司所佔共同控制企業之權益被視為非流動資產及按原值扣除任何減值計算。

5. 主要會計政策概要(續)

聯營公司

聯營公司指本集團長期持有其股本投票權益不少於20%(附屬公司或共同控制企業除外),並對其具有重大影響力之公司。

本集團於聯營公司之權益乃按應佔聯營公司的資產淨額及商譽扣除任何減值,以會計權益法於綜合資產負債表內列賬。本集團應佔聯營公司收購後之業績及儲備已分別併入綜合損益賬及綜合儲備內。本集團與聯營公司進行交易產生之未變現損益會撇銷至以本集團於有關聯營公司之權益為限,惟未變現虧損在轉讓資產出現減值時除外。

假若本集團應佔聯營公司虧損相等或多於其投資額賬面值,本集團將停止投資,並不會再計入額外應佔之虧損,而該項投資之價值將報作零。本集團因替聯營公司提供擔保或以其他方式作出承擔而產生之責任或所付之款項將作額外虧損撥備。

聯營公司業績以已收及應收股息為限併入本公司之損益賬內。本公司於聯營公司之權益被視為非流動資產及按原值扣除任何減值計算。

商譽

收購附屬公司、共同控制企業及聯營公司所產生之商譽乃指業務合併之收購成本超出本集團於收購日分佔被收購公司按公允值計算之可確認資產、負債及或然負債之淨額。

於綜合資產負債表,因收購所產生的商譽先以成本確認為資產,繼而以成本扣除任何累計減值量度。有關聯營公司及共同控制企業之商譽已包括在本集團應佔權益賬面值當中,而不會於綜合資產負債表上分開單列為一個資產項目。

商譽之賬面值須每年或更頻密地(若事件或情況之改變顯示賬面值可能已減值)覆核以釐定其減值。本集團於十二月三十一日進行其商譽之年度減值測試。為測試減值,因業務合併所得之商譽,從收購日起被分配到本集團各個或各組預期將受惠於合併之協同效應的現金來源單位,不管本集團之其他資產或負債是否被分配到該等或該組單位。

減值乃透過評估與商譽有關之現金來源單位(一組現金來源單位)之可追償數額而釐定。減值須於現金來源單位(一組現金來源單位)之可追償數額少於其賬面值時確認入賬。商譽之減值於確認後不會在後來之期間回撥。

當商譽成為一個現金來源單位(一組現金來源單位)的一部份,而當該單位的部份業務被出售時,有關出售業務之附帶商譽應包括在該業務的賬面值內,以計算出售業務之溢利或虧損。在這情況下,出售之商譽是根據出售業務及保留於現金來源單位的部份之相對價值來計量。

超逾業務合併之成本

當收購附屬公司、聯營公司及共同控制企業時,倘本集團於收購日佔被收購公司可識別資產、負債及或然負債之公允價值超逾收購成本(以往稱為負商譽)之任何逾額,經重估後,將立刻確認於綜合損益表內。

關於聯營公司及共同控制企業之逾額已包括在本集團應佔聯營公司及共同控制企業於收購當期內之溢利及虧損。

5. 主要會計政策概要(續)

不包括商譽的非金融資產減值

當有減值之跡象出現或須進行年度減值測試(存貨、遞延税項資產、生物資產、金融資產、投資物業及商譽除外)時，資產的可追償數額便須要被評估。資產之可追償數額為資產或現金來源單位之可使用價值及公允值扣除出售成本淨額兩者中之較高數額，及將個別釐定，除非某資產產生的現金流量不能獨立於其他資產或一組資產所產生的現金流量。在此情況下，可追償數額以其所屬之現金來源單位釐定。

當資產之賬面值超過其可追償數額，便須確認減值。在評估可用價值時，估計未來現金流量將以能反映現時市場評估的現金時間價值及資產之特定風險之税前折讓率折讓至現值。減值將按與減值資產功能一致的開支計入發生當期的綜合損益賬內，惟如該資產以重估值計算，則減值將根據有關重估資產之會計政策入賬。

於每個報告日均須對先前已確認之減值是否可能不再存在或須減少而作出評估。如這顯示出現，須對可追償數額作出評估。回撥以往已確認之非商譽及金融資產之資產減值只可以因為資產可追償數額之評估準則有所變動，但回撥之數額不可高於假設在過往年度並無就該資產確認減值而釐定的賬面值(扣除任何折舊／攤銷)。回撥之減值將於發生當期計入綜合損益賬內，除非該資產以重估值計算，在此情況下，則回撥之減值將根據有關重估資產之會計政策入賬。

相關人士

該人士被視為與本集團有關如：

(a) 該人士直接或間接經一個或多個中介人(i)控制本集團、受本集團控制或與本集團受共同控制；(ii)於本集團擁有權益並對本集團有重大影響；或(iii)對本集團有共同控制權；

(b) 該人士為聯營公司；

(c) 該人士為共同控制企業；

(d) 該人士為本集團或其母公司之重要管理層成員；

(e) 該人士為(a)或(d)項所指之任何個人之密切家庭成員；或

(f) 該人士乃一家公司，受(d)或(e)項所指之任何個人直接或間接控制、共同控制或於該公司擁有重大投票權而對該公司有重大影響。

物業、廠房及設備及折舊

(a) 寫字樓物業

寫字樓物業乃於每個財務年度完結時按每年經估值所定之公開市值入賬。物業價值之變動將按個別物業各自資產重估儲備之變動中處理。倘個別物業應佔儲備之總額不足以抵銷虧絀，所多出的虧絀將計入綜合損益賬內。其後任何重估盈餘將計入綜合損益賬內，惟將以從前計入之虧絀額為限。

5. 主要會計政策概要(續)

物業、廠房及設備及折舊(續)

(a) *寫字樓物業(續)*

於出售寫字樓物業時，於資產重估儲備中就以往估值變現之有關部份將獲回撥，並直接轉入累計虧損作為儲備變動。

折舊乃按寫字樓物業25至50年之估計可使用年期以直線法撇銷其成本或估值而計算。

(b) *其他物業、廠房及設備*

其他物業、廠房及設備乃按其成本扣除累計折舊及任何減值虧損入賬。

於香港之物業、廠房及設備之折舊乃根據其個別估計可使用年期以直線法攤銷其成本而計算。

於中國大陸之物業、廠房及設備依據中華人民共和國(「中國」)有關規則計算折舊，規定每類資產須按其個別估計經濟使用期及估計剩餘價值以直線法計算折舊。物業、廠房及設備之剩餘價值乃於出售時之估計可追償數額扣除任何出售時之估計成本。上述折舊所採用之主要年率如下：

於中國大陸之工業廠房	2%－4$^{1}/_{2}$%
廠房及機器	6%－15%
傢俱、裝置及設備	10%－33$^{1}/_{3}$%
汽車及運輸設施	9%－33$^{1}/_{3}$%

採用以上主要年率乃基於中國會計準則及與國際財務報告準則沒有重大分歧之年率。

於每個結算日，均會對剩餘價值、可使用年期及折舊方法進行複核及調整(如有需要)。

物業、廠房及設備應當於出售或於通過使用或出售均預期不能產生經濟利益時終止確認。資產在終止確認的年度，於綜合損益賬被確認的任何經出售或撤回的溢利或虧損，是該資產的出售所得淨額與賬面值之差額。

(c) *在建工程*

在建工程指興建筒倉、工廠、倉庫、農場及孵化場設施，按成本減去任何減值列示，但不計提折舊。成本包括直接建造成本及於工程建造期間被資本化的相關借貸成本。當工程完成及設施已能投入使用時，在建工程會被重新分類至物業、廠房及設備或投資物業。

投資物業

投資物業乃土地及樓宇之權益(包括物業營運租賃之契約權益並附合投資物業之定義)用以賺取租金收入及／或資本增值而非用以生產或提供貨物或服務或作行政用途；或於日常業務中出售。該等物業先以成本(包括交易成本)計量。隨初始確認後，於結算日投資物業會以公允值入賬以反映市場狀況。

5. 主要會計政策概要(續)

投資物業(續)

投資物業公允值變更所帶來之溢利或虧損於產生年度計入綜合損益賬內。

撤回或出售投資物業之任何溢利或虧損於撤回或出售之年度確認於綜合損益賬內。

至於當投資物業轉變為業主自用物業，其入賬之假定成本為物業於更改用途日之公允值。如本集團自用之物業轉變為投資物業，本集團須根據於前述之「物業、廠房及設備及折舊」政策入賬至更改用途日，並於當日將該物業之賬面值及公允值之差額，根據前述之「物業、廠房及設備及折舊」政策作為重估入賬。

租賃

如租賃是出租人保留絕大多數隨擁有資產而得的風險及回報，此為經營租賃。如本集團是出租人，被本集團按經營租賃出租的資產須包括在非流動資產，而根據經營租賃應收租金應按租賃期限以直線基準計入損益賬。倘若本集團為承租人，根據經營租賃應付租金於扣除自出租人收取之任何獎勵後按租賃期限以直線法於綜合損益表中扣除。

預付土地租賃費乃付予中國政府機關之土地使用權支出。經營租賃項下支付之土地租賃費最初以成本列賬並隨後按各使用權之期限以直線基準確認。

投資及其他金融資產

根據國際會計準則第39號金融資產須適當地分類為貸款及應收賬款或可供出售之金融資產。金融資產應先以公允值計量，如投資並非透過損益按公允值處理，須附加直接交易成本。

本集團在初始確認時評定其為金融資產後，會在許可及適當情況下，於結算日重新釐定其分類及評定其名稱。

所有以一般方式購買或出售之金融資產於交易日(即本集團承諾購買或出售資產日)確認。以一般方式購買或出售乃指須於市場釐定之規則或協定之期間內交割購買或出售之金融資產。

貸款及應收賬款

貸款及應收賬款乃有固定或已釐定付款之非衍生金融資產，該等資產不會於交投活躍之市場報價，並採用有效利率法按已攤銷成本扣除任何減值準備列賬。已攤銷成本包括於收購時所產生的折讓或溢價，也包括在有效利率及交易成本中不可分割的費用。當貸款及應收賬款被終止確認、減值或經攤銷過程時，溢利或虧損須確認於綜合損益賬內。

可供出售之投資

可供出售之投資乃於上市及非上市權益證券中被定為可供出售或不被分類為其他類別之非衍生金融資產。自初始確認後，可供出售之投資以公允值計量，其溢利或虧損在權益中單獨確認，直至該投資被終止確認或直至該投資被釐定為已減值時，先前於權益列報之累計溢利或虧損須計入綜合損益賬內。

5. 主要會計政策概要(續)

投資及其他金融資產(續)

可供出售之投資(續)

當非上市權益證券之公允值因(a)該投資的合理公允值的估計存在重大可變性，或(b)在一定範圍內各種估計的可能性不能合理地評估及用於估算公允值時，不能可靠地計量該等證券須以成本扣除任何減值損失列賬。

公允值

於有組織之金融市場交投活躍的投資，其公允值乃按結算日收市時之市場報價釐定。如該投資沒有一個交投活躍之市場，其公允值以估值方法釐定。該等方法包括近期市場交易、參考另一大致相同之工具的現時市場價值、現金流量貼現分析及其他估值模型。

金融資產之減值

本集團於每個結算日評估是否有任何客觀證據證明一項或一組金融資產已減值。

以攤銷成本列賬之資產

如有客觀跡象表明以攤銷成本入賬的貸款及應收賬款已出現減值損失，耗損值將以資產的賬面價值與估算未來的現金流量(不包括未發生的信貸損失)以金融資產之原始有效利率(即在初始確認時計算的有效利率)折現的現值之差額計量。有關的資產賬面值可通過直接沖減或使用備抵賬來抵減。有關損失須在綜合損益賬中確認。倘實際上並不預期可於日後收回款項，則貸款及應收款項和任何相關備抵賬金額將予以撇銷。

如在以後的期間，減值的金額減少，且此減少可客觀上與減值確認後發生的事項相關聯，則先前確認的減值可透過調整備抵賬回撥。任何對以前年度的減值作出之回撥，須於綜合損益賬中確認，惟該資產於回撥日期的賬面值不得超逾其攤銷成本。

有關應收賬款及其他應收款項，如有客觀跡象顯示(例如債務人有破產的可能或有重大財政困難及科技、市場經紀或法律環境之重大變動對債務人有重大不利影響)本集團將不可能收回按原發票上列明的所有款項，則有需要就此計提減值準備。應收賬款的賬面值會用備抵賬來抵減。當應收賬款被評定為不可收回，其已減值的款項將被終止確認。

資產以成本列賬

倘有客觀證據證明非上市股本工具因未能可靠計量其公允值，而不按公允值列示，其減值將按資產賬面值及估算未來現金流量的貼現值(按類似金融資產目前市場回報率計算折現)的差額計算。該等資產的減值不得予以回撥。

5. 主要會計政策概要(續)

金融資產之減值(續)

可供出售之投資

如可供出售投資已出現減值，此包括其成本(扣除任何主要付款及攤銷)及現有公允值之差額扣除任何從前已於綜合損益賬確認之減值，將由權益賬轉移至綜合損益賬。當可供出售投資之公允價值較其成本顯著或持續下降，或有其他證據表明資產已發生減值的情況時，將相應計提減值準備。「顯著」及「持續」的定義需要專業判斷。被歸類為可供出售之權益工具之減值不可由綜合損益賬中回撥。

終止確認金融資產

金融資產(金融資產的一部份或相似金融資產群組的一部份，如適用)會被終止確認，當：

- 從資產收取現金流量之權利屆滿；
- 本集團保留從資產收取現金流量之權利，但假設有「轉嫁予第三者」之安排時有責任在沒有重大延遲的情況下支付全數予第三者；或
- 本集團已轉讓從資產收取現金流量之權利，並(a)已完全地轉讓資產之所有風險及回報，或(b)沒有完全地轉讓或保留資產之所有風險及回報，但已轉讓資產之控制權。

本集團凡轉讓其收取該項資產所得現金流量之權利，但並無轉讓或保留該項資產的絕大部分風險及回報，且並無轉讓該項資產之控制權，該項資產將確認入賬，條件為本集團須持續涉及該項資產。持續涉及指本集團就已轉讓資產作出的一項保證，已轉讓資產乃以該項資產之原賬面值及本集團或須償還的代價數額上限(以較低者為準)計算。

倘以書面及／或購買期權(包括現金結算期權或類似條文)為已轉讓資產之持續涉及，本集團的持續涉及程度將視乎本集團可能購回已轉讓資產金額，惟以書面認沽期權(包括現金結算期權或類似條文)按公允值計量的資產除外，在該情況下本集團持續參與程度則以已轉讓資產公允值及期權行使價(以較低者為準)為限。

以攤銷成本列賬之金融負債(包括附利息之銀行貸款)

金融負債包括應付賬項、應付票據及其他應付賬項、應付關連企業及少數股東款項及附利息之銀行貸款，其初次確認入賬是根據公允值減去直接相關的交易成本，之後按有效利率法攤銷成本計算，除非貼現的影響並不重要，在此情況下可以成本列賬。有關利息支出已於綜合損益賬「財務成本」內確認。

當負債經攤銷過程被終止確認時，溢利及虧損將通過綜合損益賬被確認。

財務擔保合同

在國際會計準則第39號的範圍內，財務擔保合同被當成金融負債。財務擔保合同的初次確認是以其公允值加上與購入或發出之財務擔保合同有直接關係的交易成本，除非此合同經損益以公允值確認。在初次確認之後，本集團對財務擔保合同的計量以(i)於結算日履行有關責任之最佳估計開支金額；及(ii)根據國際會計準則第18號「收入」按初步確認金額減累計攤銷(如適用)兩者之較高者計算，於結算日並無重大的財務擔保合同及金融負債。

5. 主要會計政策概要(續)

終止確認金融負債

當金融負債之責任已履行、取消或屆滿時，金融負債會被終止確認。

當現時金融負債被另一項由同一貸款人借出，而條款有重大不同之金融負債所取代，或當現時負債之條款被重大修訂，該取代或修訂被視為對原有負債之終止確認及對新負債之確認，而相關之賬面值差額確認於綜合損益賬內。

存貨

存貨乃按成本(採用加權平均基準)或可變現淨值兩者中之較低者列賬。成本包括直接物料、直接勞工及適當分配之間接成本。可變現淨值乃按估計售價扣除完工及出售前任何預計成本計算。

禽畜

禽畜乃以公允值扣除預計出售一刻之成本列賬，如公允值未能可靠地計量，將以成本扣除累計攤銷及任何減值列賬。禽畜之公允值乃基於禽畜之相似生長期、繁殖及品種之優秀的市價而釐定。

禽畜之公允值之淨增加或減少已計入綜合損益賬，取決於：

(a) 於財政年度初禽畜之總公允值與於財政年度末禽畜之總公允值之差額；及

(b) 於財政年度內購買及繁殖禽畜之成本。

現金及現金等額

就綜合現金流量報表而言，現金及現金等額乃指現金、定期存款及高度流通性之短期投資(可隨時套現為已知數額之現金，而其低風險價值變更，且購入時之到期日較短，一般而言為三個月內)，該等額扣除要求付還之銀行透支及佔本集團現金管理之主要部份。

就資產負債表而言，現金及現金等額包括現金及銀行存款(包括定期存款)，概無用途限制。

撥備

當由以往事項引至現時的債項(法定或推定)很可能導致未來資源外流以清償債項，如有可靠之評估金額，方可確認撥備。

當折現的影響重大時，撥備之確認數額乃以未來預計作清償債項所需支出，於結算日以貼現值計算。隨時間過去而增加的折現值會包括在綜合損益賬之財務成本內。

收入稅項

收入稅項包括即期稅項及遞延稅項。收入稅項確認於綜合損益賬內。如收入稅項與相同或不同時期直接確認於權益之項目有關，收入稅項將計入權益內。

5. 主要會計政策概要(續)

收入稅項(續)

即期稅項資產與負債於現在及先前時期以預期恢復或支付予稅務部門之金額計量。

遞延稅項乃根據資產及負債的稅基及其就財務申報目的之賬面值於結算日的所有短期差額以負債法撥備。

所有應課稅之短期差額撥入遞延稅務債項內，除了：

- 於初始確認交易之資產及負債(業務合併除外)時產生遞延稅項負債，並於交易時不影響會計溢利及應課稅溢利或虧損；及

- 與附屬公司、聯營公司及合營企業權益之投資有關的應課稅短期差額，其回撥時間可受控制及這短期差額在可見的將來不作回撥。

所有可扣減的短期差額、前期未動用之稅項資產及稅項虧損可抵銷遞延稅項資產，並可於可扣減短期差額、前期未動用之稅項資產及稅項虧損中抵扣可能產生之應課稅溢利，除了：

- 初始確認交易之資產及負債(業務合併除外)時產生遞延稅項資產有關可扣減短期差額，並於交易時不影響會計溢利及應課稅溢利或虧損；及

- 與附屬公司、聯營公司及合營企業權益之投資有關之遞延稅項資產可扣減短期差額而確認，而當未來之應課稅溢利可被用作抵扣短期差額，而使該短期差額可於可見將來回撥。

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利以容許遞延稅項資產之全部或部分可被抵扣時減低賬面值。相反地，未被確認之遞延稅項資產須於每個結算日再作評估，並在可能再有足夠應課稅溢利以容許遞延資產之全部或部份可被抵扣入賬。

遞延稅項資產及負債之稅率乃按預期於資產變現或負債償還時期，並按結算日已執行或實際會執行之稅率(及稅例)計量。

遞延稅項資產及遞延稅項負債可於現時稅項資產及現時稅項負債根據合法而可實施之對沖權利出現時及於遞延稅項與同一應課稅公司及機構有關時可互相抵銷。

政府補助

如能就收取政府補助及將可符合該補助所有附帶條件作出合理保證，該補助之公允價值則予以確認。若補助關於某一資產，則將其公允價值計入遞延收益賬，並於有關資產的預計可使用年期內，每年以等額撥往損益賬。

5. 主要會計政策概要(續)

收入確認

當經濟利益將會流入本集團及當收入能夠可靠地計量時，按下列基準，將可確認為收入：

(a) 於貨品出售時，重大風險和得益之擁有權已轉嫁予買方(本集團必須未有涉及因持有股權而參與企業之管理，亦無對所出售之貨物擁有有效控制權)；

(b) 根據租賃條款按時攤分之租金收入；

(c) 利息收入，按應計基準以有效利率法應用該率，以估計未來現金收入之預期金融工具年期貼現至該金融工具之賬面淨值計算；及

(d) 技術服務費收入，於提供服務時確認。

外幣

由於本公司之股份於美國透過美國預託證券進行交易，財務報告乃以美元編製。於編製集團每間個別公司之財務報告時，如交易貨幣(外幣)與該公司之營運貨幣不同時，將最先以營運貨幣(即該公司於其主要經濟環境營運之貨幣)於交易日之兌換率入賬。以外幣結算之貨幣資產及負債須按結算日之匯率換算成營運貨幣。所有匯兌差異均須納入綜合損益賬。以外幣歷史成本結算之非貨幣項目須按初始交易日之匯率換算。以外幣公允值結算之非貨幣項目則按釐定公允值日期之匯率換算。

當支付或換算貨幣項目時，匯兌差異便會產生，並須於產生之期間確認於綜合損益賬。如來自貨幣項目之匯兌差異乃本集團於外地業務之淨投資額，則該等匯兌差異須於綜合財務報告中之權益內確認。以外幣公允值結算之非貨幣項目因換算所產生之匯兌差異須於產生期間計入綜合損益賬。若非貨幣項目之溢利及虧損被確認在權益中，則換算時所產生的匯兌差異也須直接確認於權益賬內。

於列報綜合財務報告，本集團之外地業務資產及負債均按結算日之匯率換算為本公司之列報貨幣(美元)，其損益賬則按年度內之平均匯率換算，如期內匯率明顯地波動，則損益賬項目均按交易日匯率換算。所有綜合結算而產生之匯兌差異須確認於個別權益成分(外匯平衡儲備)內。該等匯兌差異須於出售外地業務之期內計入綜合損益賬內。

就綜合現金流量報表而言，海外附屬公司之現金流量按現金流動日期現行之匯率換算為美元。海外附屬公司於整個年度內頻繁產生之現金流量按本年度之加權平均匯率換算為美元。

於二零零六年一月一日或以後因收購外地業務而產生的商譽及因此而購入的可識別資產之公允值調整，須於結算日以其匯率換算，並計入該外地業務之資產及負債。匯兌差異須確認入匯兌儲備。

5. **主要會計政策概要(續)**

以股份為基礎支付方式之交易

為了激勵士氣及獎賞對本集團運作具貢獻之人士，本公司採納購股權計劃。本集團之僱員(包括董事)以股份為基礎支付方式之交易收取酬金，而僱員亦提供服務作為換取股權工具之代價(「股本結算交易」)。

與僱員進行以股本結算交易的成本，乃參照授出日期的公允值而計量。公允值根據柏力克－舒爾斯期權價格模式計算，有關詳情載於附註36。評定以股本結算交易的價值時，惟對本公司股份價格有影響的條件(「市場條件」)(如適用)，概無將任何績效條件計算在內。

確認以股本結算交易之成本，須同時與相應增加之權益，確認於績效及或服務條件履行的年度內，終止於有關僱員已完全符合資格去領取該獎勵之日(「歸屬日期」)。股本結算交易的累計開支須確認於每個結算日，直至歸屬日期能反映歸屬期已屆滿，本集團也能就有多少權益工具最終會歸屬提供最佳預測。於一個期間內經綜合損益賬扣除或計入的累計支出代表期初與期末之變動。

如獎勵最終不被歸屬，支出將不須被確認，除非獎勵的歸屬視乎某種市場情況而定，這樣只要符合所有其他績效條件，無論是否已達某種市場情況，這些獎勵將被視為已歸屬。

若股本結算獎勵的條款有所變更，所確認的開支最少須達到猶如條款並無任何變更的水平。此外，倘若按變更日期計量，任何變更導致以股份為基礎支付方式的安排之總公允值有所增加，或對僱員帶來其他利益，則應就該等變更確認開支。

股本結算獎勵被取消時會被視為於取消日期歸屬，而任何有關獎勵尚未確認之支出須立刻確認。若有新獎勵於授出當日取代取消之獎勵，新獎勵將被視為修訂根據前段所提及取消之獎勵。

現時尚未行使的購股權所構成的攤薄影響已反映為額外股份攤薄並計算在每股溢利中。

本集團已採納國際財務報告準則第2號有關股本結算獎勵所載之過度條文及國際財務報告準則第2號於二零零二年十一月七日後授出但並未於二零零五年一月一日歸屬及二零零五年一月一日後授出之股本結算獎勵。

其他員工福利

退休福利計劃

根據強制性公積金計劃條例，本集團為所有計劃合資格之員工，提供強制性公積金退休保障計劃(「強積金計劃」)供款。按強積金計劃規定，公司需按員工薪金之百分比作供款，並於應付時於在綜合損益賬中列支。強積金計劃之資產存放於獨立行政基金中，與本集團之資產分開。本集團作為僱主按強積金計劃替僱員供款將全數歸於僱員。

按中國政府之法規，每家中國大陸合營企業須按中國大陸員工總收入之14%至24%作為就國家管理退休計劃作出指定供款。而中國政府會為退休員工發放退休金。合營企業員工於退休日後能按月收取退休金。除週年供款外，合營企業對退休後之福利無須承擔。

5. 主要會計政策概要(續)

借貸成本

直接用於購入、興建或製造具質素資產(指需若干時期以作準備，方可成為可使用之資產)之借貸成本會被資本化以計入資產成本一部份。當資產可作使用時，該借貸成本將不再被資本化。於年度內資本化比率乃按有關借貸之實際成本計算。

所有其他借貸成本均於其發生之期間內於綜合損益賬內列為開支。

6. 主要會計判斷及評估

編製本集團財務報告需要管理層於報告日期作出影響收入、開支、資產及負債之已報數額及或然負債之披露之判斷、估計及假設。然而，有關該等假設及估計之不明朗因素可能引致需要於未來對受影響之資產或負債之賬面值作出重大調整。

判斷

於應用本集團會計政策之過程中，除有關評估對財務報告之確認數額造成重大影響外，管理層作了以下意見：

經營租賃承擔－集團作為出租人

本集團於其投資物業組合加入商業物業租賃，基於對租約條款的評估，本集團決定保留於經營租賃租出之物業擁有權的所有風險及回報。

折舊及攤銷

本集團之物業、廠房及設備於二零零八年十二月三十一日之賬面淨額為54,350,000美元。本集團於設備投入生產之日期開始，按其可使用年期及估計剩餘價值以直線法計提資產之折舊，年率由2%至331/3%不等。估計可使用年期及本集團設備投入生產之日期反映董事對本集團於其物業、廠房及機器設備之使用而為其所帶來之未來經濟得益之預計時期。

應收賬款之減值

本集團減值撥備之政策乃按可收款能力與賬齡分析及管理層之意見。於考慮評估此等應收款項之最後兑現可能性，必須考慮的範圍包括每位顧客之信譽及過往之還款狀況。當本集團之顧客財務狀況惡化而導致其還款能力減退，本集團可能需要作出額外補貼。

存貨之折損

本集團之管理層於每個結算日均審閱賬齡分析及對過時及銷售緩慢而被識別為不適用於生產之存貨作出折損入賬。管理層估計製成品及在製品之可變現價值淨額乃主要按最近期之發票價格及現時市場情況。本集團於每個結算日以每種產品為基礎進行存貨審查，並對過時之貨品計入折損。

6. 主要會計判斷及評估(續)

不確定因素之評估

於結算日有關未來之主要假設及其他不確定因素的評估之主要來源，會使下期財政年度內的資產及負債賬面值引致有重大的調整及風險，並於以下討論。

商譽以外之非財務資產之減值

本集團評估是否有表明於各個報告日期所有非財務資產出現減值之跡象。並無確定可使用年期之無形資產按年度或於有關跡象存在之其他時間進行減值測試。其他非財務資產於有跡象表明賬面值可能無法收回時進行減值測試。當進行可用價值計算時，管理層必須估計自該資產或現金來源單位之預期未來現金流量作出估計，並選擇適當之折讓率，以計算該等現金流量之現值。有關進一步詳情(包括主要假設之敏感度分析)，請參閱財務報表附註46。

物業、廠房及設備之減值

當物業、廠房及設備之賬面值超過其可收回金額時，對物業、廠房及設備確認減值虧損。資產或(倘合適)彼等所屬之現金來源單位之可收回金額為其公允值減銷售成本與使用價值兩者之較高者。可收回金額根據公允值減銷售成本予以釐定，其根據自公平交易中知情及自願各方出售該資產取得，並反映於結算日可獲得金額(扣除出售成本)之最佳資料計算。就估計可用價值而言，本集團之管理層估計自現金來源單位獲得之未來現金流量，並選擇適當折讓率，以計算該等現金流量之現值。

7. 收入

收入，亦為本集團之營業額，乃租金收益及扣除退貨及貿易折扣後之銷售發票淨值，惟不包括集團內部交易。

收入之分析如下：

	本集團	
	二零零七年	**二零零八年**
	千美元	*千美元*
銷售予／來自外來客戶之收入：		
生化業務	66,908	64,444
投資及物業控股	10	48
分佔在綜合損益賬所呈報之持續經營業務	66,918	64,492
分佔在終止經營之飼料廠及禽畜業務 *(附註17)*	2,217,854	1,144,669
	2,284,772	1,209,161

上述分析並未計入本集團的共同控制企業及聯營公司之收入。共同控制企業及聯營公司之收入分別載列於財務報告附註24及25所載之合併業績內。

8. 其他收益

	附註	本集團 二零零七年 *千美元*	本集團 二零零八年 *千美元*
銀行及其他利息收益		3,751	4,315
投資物業公允值變動	20	882	211
出售附屬公司溢利	40	–	13,387
出售一家共同控制企業權益溢利		11	–
出售物業、廠房及設備溢利		3,808	64
政府補助		–	380
來自中國企業已分配利潤再投資退稅		5,646	–
來自關連企業之技術服務費收入	44(c)	–	9,709
禽畜公允值變動		9,583	–
		23,681	28,066
分佔在終止經營業務		22,841	17,564
分佔在綜合損益賬所呈報之持續經營業務		840	10,502
		23,681	28,066

已收到中國大陸河南省政府當局發放之改造污水處理廠房及節約能源改善工程之各種現金政府補助。相關於尚未發生開支之政府補助乃計入資產負債表中之遞延收入。該等政府補助未出現任何無法履行的條件或或然事項。

9. 其他虧損

	附註	本集團 二零零七年 *千美元*	本集團 二零零八年 *千美元*
物業、廠房及設備減值	19	29,044	–
共同控制企業權益減值	24	10,558	–
出售物業、廠房及設備虧損		–	904
		39,602	904

上述之本年度及上年度其他虧損全部分佔在終止經營業務(附註17)。

10. 財務成本

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
利息支出：須於五年內全額償還之銀行貸款	40,137	24,677
分佔在終止經營業務*(附註17)*	28,797	18,909
分佔在綜合損益賬所呈報之持續經營業務	11,340	5,768
	40,137	24,677

11. 除稅前溢利／(虧損)

本集團除稅前溢利／(虧損)經扣除／(計入)下列各項：

		本集團	
		二零零七年	二零零八年
	附註	*千美元*	*千美元*
核數師酬金		805	526
折舊	19	53,779	22,818
預付土地租賃費攤銷	21	2,369	976
應收款項減值／(減值回撥)	31	417	(1,544)
存貨減值至可變現淨值		798	–
出售物業、廠房及設備淨虧損／(溢利)		(3,808)	840
按經營租賃之最低租金：			
土地及建築		3,968	1,987
廠房及機器		1,950	993
		5,918	2,980
禽畜減值		326	–
外匯兌換差額淨值		(9,323)	3,258
職工薪酬支出(包括董事酬金–見附註12)：			
工資及薪金		134,593	73,192
退休金供款		7,940	5,384
		142,533	78,576
租賃收入		(779)	(495)

於本附註內就截至二零零七年及二零零八年十二月三十一日止年度之披露包括該等就已終止經營業務扣除／計入之數額。

12. 董事酬金

下述為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)及香港公司條例第161條規定披露本年董事酬金之詳情：

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
袍金	93	89
其他酬金：		
基本薪酬、津貼及非現金得益	2,755	2,586
退休金供款	1	2
	2,756	2,588
	2,849	2,677

於年內，本集團沒有就董事對本集團之服務授出購股權(二零零七年：無)。

(a) 獨立非執行董事

於年內獨立非執行董事之袍金如下：

	二零零七年	二零零八年
	千美元	*千美元*
Kowit Wattana先生 *(於二零零八年七月二十九日辭任)*	31	18
Sombat Deo-isres先生	31	31
馬照祥先生	31	31
Sakda Thanitcul先生 *(於二零零八年九月八日委任)*	–	9
	93	89

於年內，並無其他酬金應付予獨立非執行董事(二零零七年：無)。

12. 董事酬金（續）

(b) 執行董事

	袍金	基本薪酬、津貼及非現金得益	退休金供款	總酬金
	千美元	*千美元*	*千美元*	*千美元*
二零零七年				
謝中民先生	–	404	–	404
謝國民先生	–	167	–	167
李紹祝先生	–	455	–	455
謝克俊先生	–	120	–	120
黃業夫先生	–	567	–	567
何炎光先生	–	536	–	536
何平僊先生	–	75	1	76
白善霖先生	–	431	–	431
謝吉人先生	–	–	–	–
謝杰人先生	–	–	–	–
謝仁基先生	–	–	–	–
謝漢人先生	–	–	–	–
	–	2,755	1	2,756

12. 董事酬金(續)

(b) 執行董事(續)

	袍金	基本薪酬、津貼及非現金得益	退休金供款	總酬金
	千美元	*千美元*	*千美元*	*千美元*
二零零八年				
謝中民先生	–	256	–	256
謝國民先生	–	103	–	103
李紹慶先生*(於二零零八年九月八日委任及於二零零八年十月二十日辭任)*	–	–	–	–
李紹祝先生	–	528	–	528
謝克俊先生	–	80	–	80
黃業夫先生*(於二零零八年九月八日辭任)*	–	569	–	569
何炎光先生*(於二零零八年九月八日辭任)*	–	509	–	509
何平僊先生	–	17	1	18
白善霖先生*(於二零零八年九月八日辭任)*	–	394	–	394
謝吉人先生	–	–	–	–
謝杰人先生	–	–	–	–
謝仁基先生	–	–	–	–
謝漢人先生	–	–	–	–
謝展先生*(於二零零八年九月八日委任)*	–	–	–	–
謝鎔仁先生*(於二零零八年十月二十日委任)*	–	–	–	–
彭小績先生*(於二零零八年九月八日委任)*	–	130	1	131
	–	2,586	2	2,588

於年內，董事概無放棄或同意放棄任何酬金之安排(二零零七：無)。

13. 五位最高薪酬僱員

五位最高薪酬僱員包括4位(二零零七年：5位)董事，其酬金之詳情已載列於上述附註12。餘下最高薪酬僱員(非董事)於本年之酬金分析列載如下：

	本集團	
	二零零七年	**二零零八年**
	千美元	*千美元*
基本薪酬、津貼及非現金得益	–	420

最高薪酬僱員(非董事)之酬金介乎385,000美元至449,000美元(約等於3,000,001港元至3,500,000港元)。

14. 分部資料

本集團營運業務的結構乃根據其營運性質及提供之產品與服務而分別管理。本集團之每個業務分部代表一個策略性業務單位，提供的產品與服務擁有與其他業務分部不同的風險及回報。業務分部之概要詳情如下：

持續經營業務

(a) 生化分部代表生產及銷售金霉素產品；

(b) 工業業務分部代表透過共同控制企業產銷摩托車及汽車零部件及機械設備貿易；及

(c) 投資及物業控股分部代表租賃本集團擁有之寫字樓及作為集團公司之控股公司。

終止經營業務

(a) 飼料廠及禽畜分部代表經營飼料廠及禽畜業務及農產品貿易；及

(b) 投資及物業控股分部代表租賃本集團擁有之寫字樓及作為集團公司之控股公司。

分部間之銷售及轉讓乃參考銷售予第三者之當時一般市場價格而進行。

14. 分部資料(續)

(a) 業務分部

以下報表為本集團各業務分部截至二零零七年及二零零八年十二月三十一日止年度之收入、溢利／(虧損)及若干資產、負債及開支資料。

本集團

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易*	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
二零零七年								
分部收入：								
總銷售	66,946	-	971	67,917	2,440,837	-	2,440,837	2,508,754
分部間之銷售	(38)	-	(961)	(999)	(222,983)	-	(222,983)	(223,982)
銷售予對外顧客	66,908	-	10	66,918	2,217,854	-	2,217,854	2,284,772
分部業績	(559)	(2,167)	(2,745)	(5,471)	68,349	123	68,472	63,001
其他收益	-	-	559	559	19,371	-	19,371	19,930
其他虧損	-	-	-	-	(39,602)	-	(39,602)	(39,602)
利息收入				281			3,470	3,751
財務成本				(11,340)			(28,797)	(40,137)
應佔共同控制企業溢利及虧損	-	7,992	-	7,992	(4,515)	-	(4,515)	3,477
應佔聯營公司溢利及虧損	-	-	-	-	3,397	-	3,397	3,397
除稅前溢利／(虧損)				(7,979)			21,796	13,817
稅項				(934)			(8,726)	(9,660)
本年溢利／(虧損)				(8,913)			13,070	4,157

* *此業務乃透過本集團工業部之共同控制企業運作。*

14. 分部資料(續)

(a) 業務分部(續)

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易*	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
二零零八年								
分部收入:								
總銷售	65,744	–	722	66,466	1,242,723	–	1,242,723	1,309,189
分部間之銷售	(1,300)	–	(674)	(1,974)	(98,054)	–	(98,054)	(100,028)
銷售予對外顧客	64,444	–	48	64,492	1,144,669	–	1,144,669	1,209,161
分部業績	(1,567)	(4,115)	(6,703)	(12,385)	35,931	77	36,008	23,623
其他收益	427	16	9,921	10,364	–	–	–	10,364
其他虧損	–	–	–	–	(904)	–	(904)	(904)
利息收入				138			4,177	4,315
出售附屬公司溢利				–			13,387	13,387
財務成本				(5,768)			(18,909)	(24,677)
應佔共同控制企業溢利及虧損	–	10,660	–	10,660	6,032	–	6,032	16,692
應佔聯營公司溢利及虧損	–	–	–	–	2,104	–	2,104	2,104
除稅前溢利				3,009			41,895	44,904
稅項				(30)			(3,581)	(3,611)
本年溢利				2,979			38,314	41,293

* *此業務乃透過本集團工業部之共同控制企業運作。*

14. 分部資料（續）

(a) 業務分部（續）

本集團

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易*	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
二零零七年								
共同控制企業權益	–	56,523	–	56,523	(4,357)	–	(4,357)	52,166
聯營公司權益	–	–	–	–	27,642	–	27,642	27,642
分部資產	63,281	4,539	11,618	79,438	892,484	9,675	902,159	981,597
未分配資產				–			153	153
總資產				135,961			925,597	1,061,558
分部負債	14,846	3,276	10	18,132	367,142	105	367,247	385,379
未分配負債				25,506			537,471	562,977
總負債				43,638			904,718	948,356
其他分部資料：								
添置物業、廠房及設備及預付土地租賃費	317	216	37	570	44,804	–	44,804	45,374
折舊及攤銷	2,128	199	303	2,630	53,489	29	53,518	56,148
物業、廠房及設備之減值	–	–	–	–	29,044	–	29,044	29,044

* *此業務乃透過本集團工業部之共同控制企業運作。*

14. 分部資料(續)

(a) 業務分部(續)

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易*	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
二零零八年								
共同控制企業權益	–	65,473	–	65,473	–	–	–	65,473
分部資產	68,517	10,427	21,031	99,975	–	–	–	99,975
未分配資產				316			–	316
總資產				165,764			–	165,764
分部負債	23,372	1,091	3,768	28,231	–	–	–	28,231
未分配負債				20,717			–	20,717
總負債				48,948			–	48,948
其他分部資料:								
添置物業、廠房及設備及預付土地租賃費	1,503	274	26	1,803	11,068	–	11,068	12,871
折舊及攤銷	4,370	169	270	4,809	18,973	12	18,985	23,794

* *此業務乃透過本集團工業部之共同控制企業運作。*

14. 分部資料(續)

(b) 地區分部

以下報表為本集團各地區分部截至二零零七年及二零零八年十二月三十一日止年度之收入、溢利╱(虧損)及若干資產、負債及開支資料。

本集團

	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
二零零七年							
分部收入：							
總銷售	971	66,946	67,917	–	2,440,837	2,440,837	2,508,754
分部間之銷售	(961)	(38)	(999)	–	(222,983)	(222,983)	(223,982)
銷售予對外顧客	10	66,908	66,918	–	2,217,854	2,217,854	2,284,772
分部業績	(2,745)	(2,726)	(5,471)	123	68,349	68,472	63,001
其他收益	559	–	559	–	19,371	19,371	19,930
其他虧損	–	–	–	–	(39,602)	(39,602)	(39,602)
利息收入			281			3,470	3,751
財務成本			(11,340)			(28,797)	(40,137)
應佔共同控制企業溢利及虧損	–	7,992	7,992	–	(4,515)	(4,515)	3,477
應佔聯營公司溢利及虧損	–	–	–	–	3,397	3,397	3,397
除稅前溢利╱(虧損)			(7,979)			21,796	13,817
稅項			(934)			(8,726)	(9,660)
本年溢利╱(虧損)			(8,913)			13,070	4,157

14. 分部資料(續)

(b) 地區分部(續)

	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	千美元	千美元	千美元	千美元	千美元	千美元	千美元
二零零八年							
分部收入:							
總銷售	722	65,744	66,466	–	1,242,723	1,242,723	1,309,189
分部間之銷售	(674)	(1,300)	(1,974)	–	(98,054)	(98,054)	(100,028)
銷售予對外顧客	48	64,444	64,492	–	1,144,669	1,144,669	1,209,161
分部業績	(6,703)	(5,682)	(12,385)	77	35,931	36,008	23,623
其他收益	427	9,937	10,364	–	–	–	10,364
其他虧損	–	–	–	–	(904)	(904)	(904)
利息收入			138			4,177	4,315
出售附屬公司溢利			–			13,387	13,387
財務成本			(5,768)			(18,909)	(24,677)
應佔共同控制企業溢利及虧損	–	10,660	10,660	–	6,032	6,032	16,692
應佔聯營公司溢利及虧損	–	–	–	–	2,104	2,104	2,104
除税前溢利			3,009			41,895	44,904
税項			(30)			(3,581)	(3,611)
本年溢利			2,979			38,314	41,293

14. 分部資料(續)

(b) 地區分部(續)

本集團

	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
二零零七年							
共同控制企業權益	–	56,523	56,523	–	(4,357)	(4,357)	52,166
聯營公司權益	–	–	–	–	27,642	27,642	27,642
分部資產	11,618	67,820	79,438	9,675	892,484	902,159	981,597
未分配資產			–			153	153
總資產			135,961			925,597	1,061,558
分部負債	10	18,122	18,132	105	367,142	367,247	385,379
未分配負債			25,506			537,471	562,977
總負債			43,638			904,718	948,356
其他分部資料：							
添置物業、廠房及設備及預付土地租賃費	37	533	570	–	44,804	44,804	45,374
折舊及攤銷	303	2,327	2,630	29	53,489	53,518	56,148
物業、廠房及設備之減值	–	–	–	–	29,044	29,044	29,044

14. 分部資料(續)

(b) 地區分部(續)

	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
二零零八年							
共同控制企業權益	–	65,473	65,473	–	–	–	65,473
分部資產	21,031	78,944	99,975	–	–	–	99,975
未分配資產			316			–	316
總資產			165,764			–	165,764
分部負債	3,768	24,463	28,231	–	–	–	28,231
未分配負債			20,717			–	20,717
總負債			48,948			–	48,948
其他分部資料:							
添置物業、廠房及設備及預付土地租賃費	26	1,777	1,803	–	11,068	11,068	12,871
折舊及攤銷	270	4,539	4,809	12	18,973	18,985	23,794

15. 稅項

因年度內本集團未有在香港賺取應課稅收入，所以未作香港利得稅撥備(二零零七年：無)。

根據中國之相關稅務守則及法例，本集團於中國之若干附屬公司、共同控制企業及聯營公司可獲豁免及減收企業所得稅。根據由二零零八年一月一日開始生效之中國企業所得稅法，若干附屬公司、共同控制企業及聯營公司之所得稅為應繳交稅項收入之25%(二零零七年：15%至33%)。

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
本集團：		
本年度支出－中國大陸地區	7,755	3,611
遞延稅項－中國大陸地區 *(附註28)*	1,905	–
本年度稅項總支出	9,660	3,611

15. 稅項(續)

以本公司及其附屬公司所在之省／地區法定稅率按除稅前溢利計算的稅項支出與本公司及其附屬公司之實際稅項支出之調節表呈列如下：

	二零零七年		二零零八年	
	千美元	%	千美元	%
除稅前溢利(包括終止經營業務之溢利)	13,817		44,904	
按特定省／地區所適用之國內稅率計算之預期稅項支出／(抵免)淨額	(2,618)	(18.9)	7,929	17.7
無需課稅收入	(10,843)	(78.5)	(8,906)	(19.8)
非減免支出	15,078	109.0	2,071	4.6
稅項豁免或減少	(5,270)	(38.1)	(4,429)	(9.9)
附屬公司之未確認稅務虧損	13,318	96.4	6,946	15.4
共同控制企業及聯營公司應佔溢利及虧損	(5)	–	–	–
按本集團實際稅率計算呈列之稅項開支	9,660	69.9	3,611	8.0

以下列各項代表：

	本集團	
	二零零七年	二零零八年
	千美元	千美元
分佔在終止經營業務之稅項開支*(附註17)*	8,726	3,581
分佔在綜合損益賬所呈報之持續經營業務之稅項開支	934	30
本年度稅項總支出	9,660	3,611

本集團應佔共同控制企業及聯營公司之稅項分別為3,116,000美元(二零零七年：515,000美元)及383,000美元(二零零七年：385,000美元)。此等稅項已包含在綜合損益賬內「應佔共同控制企業及聯營公司溢利及虧損」中。

16. 本公司股東應佔溢利／(虧損)

截至二零零八年十二月三十一日止年度，包括在本公司股東應佔溢利中有73,252,000美元之虧損(二零零七年：溢利14,386,000美元)已在本公司之損益賬內處理(附註37(b))。

17. 終止經營業務

於年內，本公司訂立協議出售其於正大(中國)農牧有限公司(「正大農牧」)、正大(中國)投資有限公司、C.T. Progressive (Investment) Ltd.及統傑投資有限公司及其附屬公司、共同控制企業及聯營公司(統稱「出售集團」)之股權及本公司向正大農牧墊付之總金額約119,656,000美元予一家關連公司CP China Investment Limited(「買方」)(一家由本公司之控股股東實益持有之公司)，現金代價為102,800,000美元。出售該等附屬公司帶來之溢利為13,387,000美元。

出售集團從事飼料廠及禽畜業務及農產品貿易，為於中國大陸之獨立業務分部。該農牧業務之出售已於二零零八年六月十九日獲得本公司獨立股東批准。於二零零八年十二月三十一日，本集團之資產或負債並未分佔在終止經營業務。

出售集團於截至出售當日期間之業績呈列如下：

	二零零七年 *千美元* (未經審核)	二零零八年 *千美元* (未經審核)
收入	2,217,854	1,144,669
銷售成本	(1,984,336)	(1,015,504)
毛利	233,518	129,165
銷售及分銷成本	(79,816)	(37,014)
行政及管理費用	(85,230)	(56,143)
其他收益	22,841	4,177
其他虧損	(39,602)	(904)
財務成本	(28,797)	(18,909)
應佔溢利及虧損：		
共同控制企業	(4,515)	6,032
聯營公司	3,397	2,104
終止經營業務之溢利	21,796	28,508
出售出售集團溢利	–	13,387
終止經營業務之除稅前溢利	21,796	41,895
稅項	(8,726)	(3,581)
來自終止經營業務之本年溢利	13,070	38,314
可供分配予:		
本公司股東	12,639	41,385
少數股東權益	431	(3,071)
	13,070	38,314

17. 終止經營業務（續）

終止經營業務之現金流動淨額如下：

	二零零七年 *千美元*	二零零八年 *千美元*
經營活動	(52,143)	(9,834)
投資活動	4,670	(15,203)
融資活動	70,401	20,774
現金流入／(流出)淨額	22,928	(4,263)
每股溢利：		
基本，來自終止經營業務	0.437美仙	1.432美仙
攤薄，來自終止經營業務	不適用	不適用

來自終止經營業務之每股基本及攤薄溢利乃按下列各項計算：

	二零零七年	二零零八年
本公司普通股持有人應佔來自終止經營業務溢利	12,639,000美元	41,385,000美元
用於計算每股基本溢利之年內已發行普通股數目	2,889,730,786	2,889,730,786

由於該年度並不存在攤薄事項，本公司並無披露截至二零零七年及二零零八年十二月三十一日之每股攤薄溢利。

18. 本公司股東應佔之每股溢利／(虧損)

每股基本溢利／(虧損)乃按本公司股東於年度內應佔之溢利／(虧損)及本公司於年度內已發行普通股2,889,730,786股(二零零七年：2,889,730,786股)計算。

每股基本溢利／(虧損)乃根據以下計算：

	二零零七年 *千美元*	二零零八年 *千美元*
溢利／(虧損)		
用於計算每股基本溢利／(虧損)之本公司股東應佔溢利／(虧損)：		
來自持續經營業務	(10,152)	3,856
來自終止經營業務	12,639	41,385
	2,487	45,241

由於本年度並不存在攤薄事項，本公司並無披露本年度之每股攤薄溢利／(虧損)。

19. 物業、廠房及設備

本集團

	二零零七年							
	香港之寫字樓物業	中國大陸之寫字樓物業	中國大陸之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
成本或估值：								
於年初	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
添置	–	–	7,856	11,073	3,705	2,488	19,258	44,380
出售	–	–	(12,096)	(15,480)	(4,598)	(4,394)	–	(36,568)
重估	3,595	600	–	–	–	–	–	4,195
撥入／(撥出)	–	–	20,660	25,475	1,600	263	(47,998)	–
撥入投資物業 *(附註20)*	(1,428)	–	–	–	–	–	–	(1,428)
外匯調整	–	354	21,016	40,288	5,307	1,635	1,473	70,073
於年末	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
累計折舊及減值：								
於年初	–	–	128,675	376,518	49,500	19,402	–	574,095
年內計提折舊 *(附註11)*	–	318	16,392	30,736	3,716	2,617	–	53,779
年內減值撥備	–	–	13,302	14,706	784	252	–	29,044
出售	–	–	(6,873)	(10,972)	(3,653)	(3,655)	–	(25,153)
重估	–	(318)	–	–	–	–	–	(318)
外匯調整	–	–	9,224	27,051	3,368	1,223	–	40,866
於年末	–	–	160,720	438,039	53,715	19,839	–	672,313
賬面淨值：								
於年末	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167
於年初	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

19. 物業、廠房及設備（續）

本集團

	二零零八年							
	香港之寫字樓物業	中國大陸之寫字樓物業	中國大陸之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
成本或估值：								
於年初	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
添置	-	-	979	224	1,622	754	8,855	12,434
出售	-	-	(930)	(2,021)	(2,774)	(1,233)	(121)	(7,079)
重估	(3,462)	2,097	-	-	-	-	-	(1,365)
撥入／(撥出)	-	5,025	(5,025)	4,290	345	64	(4,699)	-
撥自／(入)投資物業*(附註20)*	2,256	-	(409)	-	-	-	-	1,847
出售附屬公司*(附註40)*	-	(7,627)	(324,270)	(594,310)	(82,368)	(25,608)	(10,366)	(1,044,549)
外匯調整	-	-	8,987	16,370	4,793	875	262	31,287
於年末	13,258	5,517	15,344	54,028	4,991	1,434	483	95,055
累計折舊及減值：								
於年初	-	-	160,720	438,039	53,715	19,839	-	672,313
年內計提折舊*(附註11)*	-	-	6,140	13,118	2,669	891	-	22,818
出售	-	-	-	(1,043)	(909)	(1,062)	-	(3,014)
撥入投資物業*(附註20)*	-	-	(57)	-	-	-	-	(57)
出售附屬公司*(附註40)*	-	-	(168,961)	(436,856)	(55,406)	(19,154)	-	(680,377)
外匯調整	-	-	8,052	16,092	4,234	644	-	29,022
於年末	-	-	5,894	29,350	4,303	1,158	-	40,705
賬面淨值：								
於年末	13,258	5,517	9,450	24,678	688	276	483	54,350
於年初	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167

19. 物業、廠房及設備(續)

本集團寫字樓物業及工業樓宇分析如下：

	香港	中國大陸	總額
	千美元	*千美元*	*千美元*
成本或估值：			
長期契約樓宇	13,258	–	13,258
中期契約樓宇	–	20,861	20,861
	13,258	20,861	34,119

於二零零八年十二月三十一日成本或估值分析如下：

	估值	成本	總額
	千美元	*千美元*	*千美元*
香港之寫字樓物業	13,258	–	13,258
中國大陸之寫字樓物業	5,517	–	5,517
中國大陸之工業樓宇	–	15,344	15,344
廠房及機器	–	54,028	54,028
傢俱、裝置及設備	–	4,991	4,991
汽車及運輸設施	–	1,434	1,434
在建工程	–	483	483

香港之寫字樓物業為長期契約樓宇。物業價值由獨立專業合資格評估師嘉漫(香港)有限公司按二零零八年十二月三十一日當時之公開市值作評估。

倘若本集團於香港之寫字樓物業按其成本扣除累計折舊入賬，於二零零八年十二月三十一日之賬面值應為1,341,000美元(二零零七年：1,394,000美元)。

中國大陸之寫字樓物業為中期契約樓宇，並由獨立專業合資格評估師嘉漫(香港)有限公司按二零零八年十二月三十一日當時之經折舊之重置成本法進行重估。

倘若本集團於中國大陸之寫字樓物業按其成本扣除累計折舊入賬，於二零零八年十二月三十一日之賬面值為5,025,000美元(二零零七年：3,141,000美元)。

中國大陸之工廠樓宇為中期契約樓宇。

於上年度，本集團位於中國大陸之若干樓宇與廠房及機器設備已作為附利息銀行貸款之抵押，詳情列載於財務報告附註35。

本集團於二零零七年及二零零八年根據產品線之持續改善及本集團產品之市況對其物業、廠房及機器之可收回金額進行審閱。於上年度，該等資產被用於本集團之飼料廠及家禽業務及農產品貿易分部。審閱導致確認暫停生產線及廢棄物業、廠房及機器所產生之減值虧損29,044,000美元，該減值虧損已於綜合損益表內予以確認。於二零零八年十二月三十一日，持續經營之生化業務並無減值虧損。

19. 物業、廠房及設備（續）

於上年度，物業、廠房及設備現金來源單位可收回金額已根據使用價值使用現金流量預測按照高級管理層批准之五年期之財政預算予以釐定。現金流量預測所適用之折讓率為5.81%，其為本集團之資本成本。

在計算截至二零零七年及二零零八年十二月三十一日止年度之物業、廠房及設備現金來源單位之使用價值時採用主要假設。以下闡述各項主要假設，據此，管理層已根據其現金流量預測對物業、廠房及設備進行減值測試。

預算毛利率－被用於釐定指定予預算毛利率價值之基準為緊隨預算年度前年度所取得之平均毛利率及生產效率預期的增加。

折讓率－所採用之折讓率為稅前，並反映與相關單位有關之特定風險。

本公司

	傢俱、裝置及設備	
	二零零七年	**二零零八年**
	千美元	*千美元*
原值：		
於年初	1,183	1,220
添置	37	26
出售	–	(17)
於年末	1,220	1,229
累計折舊：		
於年初	581	864
年內計提折舊	283	274
出售	–	(17)
於年末	864	1,121
賬面淨值：		
於年末	356	108
於年初	602	356

20. 投資物業

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
位於香港之長期契約，按估值：		
於年初	269	2,256
撥自／(往)自用物業*(附註19)*	1,428	(2,256)
公允值調整之溢利淨額*	559	–
於年末	2,256	–
位於中國大陸之中期契約，按估值：		
於年初	3,860	4,455
撥自自用物業*(附註19)*	–	352
公允值調整之溢利淨額*	323	211
出售附屬公司*(附註40)*	–	(4,455)
外匯調整	272	–
於年末	4,455	563
	6,711	563

* *本年度計入綜合損益賬之公允值溢利為211,000美元(二零零七年：882,000美元(附註8))。*

位於香港之投資物業為長期契約物業。物業價值由獨立專業合資格評估師嘉漫(香港)有限公司，按二零零八年十二月三十一日當時之公開市值進行重估。

位於中國大陸之投資物業為中期契約物業。物業價值由獨立專業合資格評估師嘉漫(香港)有限公司，按二零零八年十二月三十一日當時之經折舊之重置成本法進行重估。

投資物業於結算日之詳細資料載列如下：

地址	**用途**
北京京華公寓第4座1401A室及1402C室	供出租之住宅單位

年內出售之投資物業於出售當日之詳細資料載列如下：

地址	**用途**
中國北京建國門內大街光華長安大廈第1座12樓部份面積	供出租之寫字樓
中國海南省澄邁縣老城開發區	供出租之工業樓房
中國湖北省武漢江夏區大花嶺	供出租之工業樓房

21. 預付土地租賃費

	本集團	
	二零零七年 *千美元*	二零零八年 *千美元*
於年初	48,731	50,558
添置	994	437
出售	(255)	(166)
年內攤銷*(附註11)*	(2,369)	(976)
出售附屬公司*(附註40)*	–	(50,401)
外匯調整	3,457	2,142
於年末	50,558	1,594

預付土地租賃費為位於中國大陸之中期契約土地。

於上年度，若干本集團之預付土地租賃費已作為附利息銀行貸款之抵押品，詳情列載於財務報告附註35。

22. 非當期禽畜

	本集團	
	二零零七年 *千美元*	二零零八年 *千美元*
禽畜：		
公允值	20,240	–
成本	2,852	–
	23,092	–

	豬隻數目	
實際豬隻數量：		
豬苗	117,578	–
育種豬隻	18,319	–
	135,897	–

於上年度，本集團非當期禽畜包括由附屬公司擁有的豬苗及育種豬隻。豬苗飼養作出售用途，育種豬隻作生產豬苗之用。公允值乃基於近年底時之銷售價而釐定。決定禽畜的公允值之主要假設如下：

(i) 初生至17週大之豬苗以成本入賬，因這類豬苗並無活躍或流通市場；及

(ii) 成長至18週或以上之豬苗及育種豬隻以公允值扣除預計銷售點之成本入賬。

23. 附屬公司之投資

	本公司	
	二零零七年	二零零八年
	千美元	千美元
按成本計算之非上市股份	171,069	24,117
減值#	(88,400)	–
	82,669	24,117

\# *於上年度，因若干附屬公司之可收回金額少於彼等之投資成本，賬面值為328,715,000美元之該等非上市投資獲確認減值88,400,000美元。該等附屬公司已於截至二零零八年十二月三十一日止年度內出售。*

包括在本公司流動資產及流動負債內之應收及應付附屬公司款項分別為28,811,000美元(二零零七年：181,636,000美元)及59,211,000美元(二零零七年：83,560,000美元)乃無抵押、免息及無固定還款期。

本公司主要附屬公司之詳情載列於通函第156至170頁。

24. 共同控制企業權益

	本集團	
	二零零七年	二零零八年
	千美元	千美元
非上市投資：		
應佔淨資產	45,294	65,473
應收共同控制企業款項	47,891	–
應付共同控制企業款項	(28,795)	–
	64,390	65,473
減值#	(12,224)	–
	52,166	65,473

\# *於過往年度，因若干共同控制企業之可收回金額少於彼等之投資成本，賬面值為12,224,000美元之該等非上市投資獲確認減值。於截至二零零七年十二月三十一日止年度之減值撥備為10,558,000美元及該投資已於年內出售。*

於上年度，應收及應付共同控制企業款項乃無抵押、免息及無固定還款期。應收及應付共同控制公司款項之賬面值與其公允值相若。

本公司主要共同控制企業之詳情載列於通函第170至173頁。

本集團所佔共同控制企業權益大部份乃於中國成立之中外合營企業。有關影響該等合營公司分派盈利之因素詳情載於財務報告附註38。

根據在中國大陸成立之共同控制企業合營協議條款，本集團在此等共同控制企業清盤時有權收取其應佔資產淨額。

24. 共同控制企業權益(續)

以下財務資料概要，根據100%合併基準計算，顯示本集團以權益法計算截至二零零七年及二零零八年十二月三十一日止兩個年度所有經營農牧業務及工業業務之共同控制企業於結算日之合併財務狀況及經營業績：

	二零零七年		二零零八年	
	於中國大陸之農牧業務*	於中國大陸之工業業務	於中國大陸之農牧業務*	於中國大陸之工業業務
	千美元	*千美元*	*千美元*	*千美元*
物業、廠房及設備及預付土地租賃費	64,271	59,318	–	70,998
可供出售之投資	10,590	202	–	3,480
長期應收款項及其他資產	1,638	348	–	2,593
流動資產	94,557	207,740	–	274,612
流動負債	(206,646)	(144,388)	–	(207,326)
流動資產／(負債)淨額	(112,089)	63,352	–	67,286
非流動負債	(13,042)	(152)	–	(782)
資產／(負債)淨額	(48,632)	123,068	–	143,575
股東資金	(48,632)	122,982	–	143,434
少數股東權益	–	86	–	141
	(48,632)	123,068	–	143,575
營業額	449,316	367,769	226,017	516,090
除税前溢利／(虧損)	(3,720)	17,635	15,008	21,594
税項	(1,218)	(3,339)	(510)	(8,480)
本年溢利／(虧損)	(4,938)	14,296	14,498	13,114
少數股東權益應佔溢利及虧損	–	(29)	(1,857)	(68)
股東應佔溢利／(虧損)	(4,938)	14,267	12,641	13,046
本集團於本年按比例應佔之除税後溢利及虧損	(4,515)	7,992	6,032	10,660

* *年內於中國大陸從事農牧業務之共同控制企業之溢利及虧損已包括在終止經營業務。*

25. 聯營公司權益

	本集團		本公司	
	二零零七年	二零零八年	二零零七年	二零零八年
	千美元	千美元	千美元	千美元
非上市投資：				
按成本	–	–	15,000	–
應佔資產淨額	11,684	–	–	–
減值	–	–	(15,000)	–
	11,684	–	–	–
應收聯營公司款項	15,958	–	14,773	–
減值#	–	–	(14,773)	–
	27,642	–	–	–

於上年度，因非上市投資之可收回金額少於其投資成本，賬面值為29,773,000美元之若干非上市投資於截至二零零七年十二月三十一日獲確認減值15,000,000美元及該投資已於年內出售。

於上年度，應收聯營公司款項乃無抵押、無附加利息及無固定還款期。應收聯營公司款項之賬面值與其公允值相若。

聯營公司之詳情載列於通函第174頁。

本集團所佔聯營公司之權益大部份乃於中國成立之合營企業。有關影響該等聯營公司分派溢利因素之詳情載於財務報告附註38。

根據合營公司之合營協議條款，本集團在合營企業清盤時有權收取其應佔資產淨額。

以下財務資料概要，根據100%合併基準計算，顯示本集團以權益法計算截至二零零七年及二零零八年十二月三十一日止兩個年度所有經營農牧業務之聯營公司於結算日之合併財務狀況及經營業績：

	中國大陸之農牧業務*	
	二零零七年	二零零八年
	千美元	千美元
物業、廠房及設備及預付土地租賃費	10,382	–
長期應收款項及其他資產	9,339	–
流動資產	54,328	–
流動負債	(23,183)	–
流動資產淨額	31,145	–
資產淨額	50,866	–
股東資金	49,885	–
少數股東權益	981	–
	50,866	–

25. 聯營公司權益(續)

	二零零七年 *千美元*	二零零八年 *千美元*
營業額	147,778	78,561
除税前溢利	7,639	5,344
税項	(770)	(972)
本年溢利	6,869	4,372
少數股東權益應佔溢利	(75)	(164)
股東應佔溢利	6,794	4,208
本集團於年內按比例所佔之除税後溢利	3,397	2,104

*　*年內於中國大陸從事農牧業務之聯營公司之業績已包括在終止經營業務。*

26. 可供出售投資

	本集團 二零零七年 *千美元*	 二零零八年 *千美元*
上市投資之公允值	293	–
非上市投資之成本	945	251
	1,238	251

於年內，本集團直接於權益內確認之可供出售投資之溢利總額達99,000美元(二零零七年：75,000美元)。

上市投資之公允值乃按市場之報價，而非上市之可供出售投資乃以成本扣除減值入賬。由於透過評估技術估計的公允值合理範圍過大，董事認為其公允值無法可靠地量度。該估值要求董事對預期未來現金流量(包括隨後出售投資之所得款項)作出預測。董事確信自該估值法得出並載入綜合資產負債表之公允值及載入綜合權益變更表之公允值相關變動乃屬合理及於結算日為最適當價值。

27. 商譽

	本集團 二零零七年 *千美元*	 二零零八年 *千美元*
於一月一日(已扣除累計攤銷)	2,515	2,928
收購一間附屬公司附加權益	413	–
出售附屬公司*(附註40)*	–	(2,928)
於十二月三十一日(已扣除累計攤銷)	2,928	–

27. 商譽(續)

於上年度，來自商業合併之商譽已分配至飼料及禽畜業務。可追償數額已決定按可用價值計算，並以根據經高級管理層批准之五年期財務預算之預期現金流量計算。

管理層按預期現金流量作商譽減值測試之主要假設為：

- 預算毛利率－預算毛利率之決定基準乃按緊接上一預算年度之平均毛利率來計算；及
- 原料價格上漲－原料價格上漲之決定基準乃按購原料之預算年度的預測價格指標。

28. 遞延稅項

遞延稅項資產

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
於一月一日	2,011	106
年內於綜合損益賬列支之遞延稅項*(附註15)*：		
可抵銷未來應課稅溢利之虧損	(1,905)	–
出售附屬公司*(附註40)*	–	(106)
	(1,905)	(106)
於十二月三十一日	106	–

於上年度，遞延稅項資產指可用於抵銷未來應課稅溢利之虧損106,000美元之暫時差異之稅務影響。

遞延稅項負債

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
於一月一日	–	–
年內直接於權益內列支之遞延稅項	–	1,449
於十二月三十一日	–	1,449

於結算日，本集團在香港產生之尚未使用之稅項虧損為116,758,000美元(二零零七年：237,672,000美元)可無限期用作抵銷出現虧損之公司之未來應課稅溢利。由於認為將不大可能有可利用該稅項虧損之應課稅收入，而並未計入遞延稅項資產。

28. 遞延稅項（續）

於二零零八年十二月三十一日，本集團並無確認相關於中國大陸成立之附屬公司、共同控制企業及聯營公司之未匯出盈利之扣繳稅項的遞延稅項。董事認為，該等附屬公司、共同控制企業及聯營公司於可見將來派發該盈利之可能性不大。

本公司向股東派發股息並無附帶任何利得稅後果。

29. 當期禽畜

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
育種雞隻	13,835	–
種蛋	3,407	–
雞苗	17,798	–
	35,040	–
減值	(706)	–
	34,334	–

於上年度，由於雞苗一般繁殖期及飼養週期較短，及不存在活躍市場，此類禽畜歸類為流動資產及以成本減減值入賬。生物資產由年初至年末的賬面值變動調節表未作列示。

30. 存貨

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
原料	193,908	1,661
在製品	9,896	4,277
產成品	53,068	12,651
	256,872	18,589
減：存貨減值至可變現價值	(8,271)	–
	248,601	18,589

31. 應收賬項、其他應收賬項及按金

本集團普遍採用之信貸期最高為60日。本集團對應收賬項結欠採取嚴格之監控。高級管理層亦會定時檢查過期之結欠。經考慮上述原因及本集團之應收賬項的大部份客戶為不同顧客，信貸之風險沒有明顯集中於某小部份客戶。應收賬項、其他應收賬項及按金概無利息。本集團應收賬項之賬齡分析(以發票日期為基準)、其他應收賬項及按金如下:

	本集團		本公司	
	二零零七年	二零零八年	二零零七年	二零零八年
	千美元	*千美元*	*千美元*	*千美元*
少於90日	33,696	8,624	–	–
91至180日	650	139	–	–
181至360日	782	–	–	–
多於360日	1,529	–	–	–
	36,657	8,763	–	–
減值	(1,633)	(89)	–	–
	35,024	8,674	–	–
其他應收賬項及按金	39,496	2,324	746	490
	74,520	10,998	746	490

應收賬款減值撥備變動如下：

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
於一月一日	1,216	1,633
確認／(回撥)之減值虧損*(附註11)*	417	(1,544)
於十二月三十一日	1,633	89

上述應收賬款減值撥備包括就賬面值為89,000美元(二零零七年：1,633,000美元)之個別應收賬款減值作出89,000美元(二零零七年：1,633,000美元)撥備。個別應收賬款減值撥備與財務困難之客戶有關。本集團對該等結餘並無持有任何抵押或其他提升信用之保障。

未被視為減值之應收款項賬齡分析如下：

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
未到期或減值	33,696	8,624
過期180日以內	650	50
過期180日以上	678	–
	35,024	8,674

31. 應收賬項、其他應收賬項及按金(續)

未到期或減值之應收款項與大量無拖欠歷史記錄並多樣經營之客戶有關。

過期但並無減值之應收賬款與本集團有良好記錄之獨立客戶有關。基於過去之經驗，本公司董事認為由於信貸品質並無重大變動及結餘仍被視為可收回，對該等結餘無須作出減值撥備。本集團對該等結餘並無持有任何抵押或其他提升信用之保障。

32. 應收／(付)關連企業款項

應收及應付關連企業款項乃無抵押、無附利息及無固定還款期，董事認為該等款項乃本集團日常業務中產生。應收及應付關連企業款項之賬面值與其公允值相若。

33. 現金及現金等額及抵押存款

	本集團		本公司	
	二零零七年	二零零八年	二零零七年	二零零八年
	千美元	*千美元*	*千美元*	*千美元*
定期存款	12,573	9,071	2,230	5,001
減：為長期銀行貸款所作的抵押定期存款	(4,200)	–	–	–
	8,373	9,071	2,230	5,001
現金及銀行結存	74,479	3,409	1,081	489
現金及現金等額	82,852	12,480	3,311	5,490

於結算日，本集團的人民幣貨幣之現金及銀行結存及定期存款總額價值為1,748,000美元(二零零七年：81,259,000美元)。人民幣並不能自由兑換成其他貨幣。惟根據中國大陸外匯管制規定及結匯、售匯及付匯管理規定，本集團獲准透過獲授權進行外幣兑換業務之銀行把人民幣兑換成其他貨幣。

存在銀行之現金根據銀行每日存款率賺取浮動利息。根據本集團對現金需求之急切性，短期定期存款由一日及三個月期限不等，以分別賺取不同之短期定期利息。銀行結餘及抵押存款存放於近期無拖欠記錄信譽良好之銀行。現金及現金等額及抵押存款之賬面值與其公允值相若。

34. 應付賬項、其他應付賬項及預提費用

於結算日，本集團應付賬項之賬齡分析(以收貨日期為基準)、其他應付賬項及預提費用如下:

	本集團		本公司	
	二零零七年	二零零八年	二零零七年	二零零八年
	千美元	千美元	千美元	千美元
少於90日	155,681	11,156	–	–
91至180日	7,491	2,368	–	–
181至360日	6,207	57	–	–
多於360日	4,046	36	–	–
	173,425	13,617	–	–
其他應付賬項及預提費用	162,298	9,160	2,747	835
	335,723	22,777	2,747	835

應付賬項乃不附利息及一般以60日為付款期。其他應付賬項及預提費用為不附利息及以一個月為平均付款期。

35. 附利息之銀行貸款

	二零零七年			二零零八年		
	合約息率 (%)	到期	千美元	合約息率 (%)	到期	千美元
本集團						
流動						
有抵押銀行貸款	4.9-9.2	2008	169,189	–	–	–
無抵押銀行貸款	5.0-9.8	2008	262,888	5.7-8.2	2009	18,187
			432,077			18,187
非流動						
有抵押銀行貸款	4.9-8.2	2009-2012	19,096	–	–	–
無抵押銀行貸款	5.0-8.2	2009-2012	106,481	–	–	–
			125,577			–
			557,654			18,187
本公司						
流動						
無抵押銀行貸款	7.5	2008	15,925	–	–	–
非流動						
無抵押銀行貸款	7.5	2009-2012	93,725	–	–	–
			109,650			–

35. 附利息之銀行貸款(續)

	本集團		本公司	
	二零零七年	二零零八年	二零零七年	二零零八年
	千美元	*千美元*	*千美元*	*千美元*
分析為：				
須於下列期限內償還之銀行貸款：				
不超逾一年或按通知	432,077	18,187	15,925	–
超逾一年但不超逾兩年	39,207	–	20,738	–
超逾兩年但不超逾五年	86,370	–	72,987	–
超逾五年	–	–	–	–
	557,654	18,187	109,650	–

於上年度，本集團位於中國大陸之若干物業、廠房及設備賬面淨額209,893,000美元、預付土地租賃費賬面淨額30,861,000美元及抵押存款4,200,000美元已用作若干短期及長期銀行貸款之抵押。

除無抵押銀行貸款賬面值1,980,000美元以美元為量度單位及附帶利息以固定息率計算，其餘貸款均以人民幣定值及附帶以固定息率計算之利息。

於上年度，除無抵押銀行貸款賬面值109,650,000美元以美元為量度單位及附帶利息以浮動息率計算及有抵押銀行貸款賬面值7,269,000美元以港元定值單位及附帶以浮動息率計算之利息，其餘貸款均以人民幣定值及附帶以固定息率計算之利息。

本集團之銀行貸款須支付年息5.7%至8.2%(二零零七年：4.9%至9.8%)。銀行及其他貸款之賬面值與其公允值相若。

36. 股本

股份

	本集團	
	二零零七年	二零零八年
	千美元	*千美元*
法定：		
15,000,000,000股每股面值0.01美元之普通股	150,000	150,000
已發行及繳足：		
2,889,730,786股每股面值0.01美元之普通股	28,898	28,898

於年內或結算日後，本公司並無回購任何股份。

36. 股本(續)

認股證

根據本公司與Worth Access Trading Limited(「Worth Access」)(本公司控股股東之聯繫人士)於二零零五年三月二日訂立之認購協議,Worth Access已獲授予根據以下條件認購577,940,000股股份之認股證:

行使期	行使價
自二零零七年四月二十二日至二零零八年四月二十一日止	每股0.55港元

截至二零零八年四月二十一日,Worth Access並未有行使認股證。

購股權計劃

本公司於一九九二年四月十日採納舊購股權計劃(「舊計劃」)(該計劃已於二零零二年四月九日屆滿)及於二零零二年十一月二十六日採納購股權計劃(「計劃」)。計劃之目的為激勵士氣及獎賞對本集團運作具貢獻之人士。可參與計劃之人士包括本公司之董事、高級行政人員、本集團僱員及董事會認為對本集團具貢獻或潛在貢獻之人士。根據計劃所授出之購股權,可於批准日期起十年內之任何時間行使,並將於該期間的最後一天或於授出購股權日期起之十年內期滿失效。

根據計劃,現時最多可授出之未行使購股權,是按照當購股權被行使時相等於本公司不時已發行股本之10%。根據計劃,在任何十二個月內就每名合資格參與人獲授的購股權所發行及將發行的股本不得超過本公司已發行股本的1%。若再授出購股權超過此限額,則須獲股東於股東大會上批准。

凡向本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士授予購股權必須事先獲得獨立非執行董事之批准,方可進行。此外,倘向本公司之主要股東或獨立非執行董事或彼等各自之聯繫人士授予購股權,於任何十二個月內行使時須發行及將發行之股份合共超過本公司已發行股份之0.1%及按股份於每次授出購股權當日之市價計算之總值超逾5,000,000港元,則須預先取得股東於股東大會上之批准後方可進行。

有關授出購股權之要約必須於提出該要約日起二十一日(包括作出要約當日)內獲接納,而購股權承授人須支付10港元作代價。授出之購股權行使期由董事決定,並以授出購股權日起至授出日後之十年內或至計劃之到期日為限,以較先者為準。

購股權之行使價由董事釐定,惟不可低於(i)本公司股份於建議授出當日於聯交所之收市價;及(ii)本公司股份於授出建議前五個交易日於聯交所之平均收市價;及(iii)本公司股份之面值,以三者之較高者為準。

購股權持有人並不享有股息或於股東大會上投票之權利。

36. 股本（續）

於年內根據舊計劃及計劃尚未行使之購股權如下：

	加權平均行使價 *港元*	購股權數目
於二零零七年一月一日、二零零七年十二月三十一日及二零零八年一月一日	0.3776	697,744,234
於年內期滿	0.3875	(50,200,000)
於二零零八年十二月三十一日	0.3768	647,544,234

於結算日尚未行使之購股權行使價及行使期如下：

二零零七年

股權數目	行使價 *港元*	行使期
50,200,000	0.3875	於一九九八年八月十日至二零零八年八月十日
215,848,078	0.3900	於二零零三年二月二十六日至二零一三年二月二十五日
194,848,078	0.3900	於二零零四年五月三日至二零一四年五月二日
236,848,078	0.3540	於二零零五年五月十九日至二零一五年五月十八日
697,744,234		

二零零八年

股權數目	行使價 *港元*	行使期
215,848,078	0.3900	於二零零三年二月二十六日至二零一三年二月二十五日
194,848,078	0.3900	於二零零四年五月三日至二零一四年五月二日
236,848,078	0.3540	於二零零五年五月十九日至二零一五年五月十八日
647,544,234		

於結算日，根據計劃，本公司有647,544,234份購股權尚未行使，佔本公司於該日已發行股本約22%。倘所有購股權獲得全面行使時，根據本公司現時之資本結構，可發行之股份將額外增加647,544,234股普通股及取得現金收益約244,016,000港元(31,284,000美元)（未經扣除有關發行開支）。

37. 儲備

(a) 本集團

本集團之儲備於本年度及上年度之餘額及改動列示於通函之第86頁綜合權益變動報表內。

本集團之發展基金及儲備基金之性質載於財務報表附註38。

本集團之資本儲備主要為往年被視作出售一家附屬公司及一家聯營公司之收益。

(b) 本公司

	附註	股份溢價賬目 千美元	購股權儲備 千美元	累計虧損 千美元	總額 千美元
於二零零七年一月一日		73,897	8,470	(52,890)	29,477
本年溢利	16	–	–	14,386	14,386
於二零零七年十二月三十一日及二零零八年一月一日		73,897	8,470	(38,504)	43,863
本年虧損	16	–	–	(73,252)	(73,252)
於二零零八年十二月三十一日		73,897	8,470	(111,756)	(29,389)

購股權儲備包含尚未行使之購股權之公允值，詳情載於財務報告附註5內之以股份為基礎支付方式之交易一節。該價值將於購股權行使時轉往股份溢價賬，或於購股權股失效或註銷時轉往累計虧損。

38. 累計虧損

	本集團 二零零七年 千美元	本集團 二零零八年 千美元
保留於：		
本公司	(38,504)	(111,756)
投資於附屬公司之耗損回撥	88,400	–
	49,896	(111,756)
附屬公司	(109,974)	19,471
共同控制企業	(78,471)	15,768
聯營公司	18,828	–
	(119,721)	(76,517)

38. 累計虧損(續)

本集團所佔附屬公司、共同控制企業及聯營公司之權益大部份乃中外合營企業。根據中國之中外合營企業的有關法例及法規，本集團在中國大陸經營之合營公司在：(1)支付所有税項；(2)就以往年度之虧損作出撥備；及(3)扣除三個法定儲備後(包括一般儲備基金、發展基金及職工獎勵及福利基金)，可將其溢利以現金股息之方式分派予合營公司各合夥人。

所有外資及中外合營企業一般需要扣除不少於其除税後溢利淨額10%，撥入儲備基金，直至基金結存達至其註冊資本之50%。至於發展基金及職工獎勵及福利基金扣除之數額，均由董事會自行決定。在綜合附屬公司之業績及併入應佔共同控制企業及聯營公司之業績時，指定用作職工獎勵及福利之款額，應按照國際財務報告準則在計算溢利淨額前計入綜合損益賬。

39. 外幣兑換

人民幣並未能自由地兑換為外幣。任何外匯交易均按中國人民銀行所報之匯率進行。支付進口原料之貨價及將盈利匯出中國大陸以外地區均受外幣供應量限制。

本公司在中國大陸營業之附屬公司、共同控制企業及聯營公司之產品銷售主要以人民幣進行交易。收入及溢利也大部份以人民幣為單位，對於部份附屬公司、共同控制企業及聯營公司而言，以人民幣為單位之資金可能不時需要兑換為美元或其他外幣以購買進口物料。

由於中國人民銀行及其他財務機構均未獲准提供遠期外匯合約，因此，本公司之附屬公司、共同控制企業及聯營公司一般未能對沖其外匯風險。

倘人民幣兑換美元重估／貶值，將相應增加／減低此等附屬公司、共同控制企業及聯營公司可分配予本公司之盈利外幣等值。

40. 出售附屬公司

	附註	二零零七年 千美元	二零零八年 千美元
出售資產淨額：			
物業、廠房及設備	19	–	364,172
投資物業	20	–	4,455
預付土地租賃費	21	–	50,401
共同控制企業權益		–	(1,783)
聯營公司權益		–	32,699
可供出售之投資		–	1,579
商譽	27	–	2,928
遞延税項資產	28	–	106
當期禽畜		–	1,235
存貨		–	373,862
應收賬項、其他應收賬項及按金		–	100,064
應收票據		–	7,141
可退回税項		–	47
應收少數股東款項		–	6,530
應收關連企業款項		–	10,500
現金及現金等額		–	94,407
應付賬項、其他應付賬項及預提費用		–	(413,915)
應付票據		–	(26,133)
應付税項		–	(4,079)
職工獎勵及福利撥備		–	(9,956)
應付關連企業款項		–	(13,806)
應付少數股東款項		–	(11,508)
應付公司款項		–	(119,656)
附利息之銀行貸款		–	(438,743)
少數股東權益		–	(34,561)
		–	(24,014)
出售時解除之儲備		–	(6,229)
轉讓應付公司款項		–	119,656
出售附屬公司溢利		–	13,387
		–	102,800
結算形式：			
現金		–	102,800

出售附屬公司之現金及現金等額流入淨額分析如下：

	二零零七年 千美元	二零零八年 千美元
現金代價	–	102,800
已出售之現金及銀行結存	–	(94,407)
出售附屬公司之現金及現金等額流入淨額	–	8,393

41. 承擔

於結算日，本集團已訂定以下之承擔：

	二零零七年 *千美元*	二零零八年 *千美元*
已授權，但尚未簽約：		
支付股本予附屬公司	1,372	–
機器及器材	56	–
	1,428	–
已簽約，但尚未作出撥備：		
機器及器材	4,122	–
	5,550	–

除上述承擔外，本集團應佔聯營公司及共同控制企業之資本承擔如下：

	二零零七年 *千美元*	二零零八年 *千美元*
已簽約，但尚未作出撥備	113	–

42. 經營租約安排

(i) 作為承租者

(a) 於二零零八年十二月三十一日，本集團將有下列不可撤銷之未來最少經營租賃總開支：

	二零零七年 *千美元*	二零零八年 *千美元*
建築物：		
一年內	2,150	123
第二至第五年(包括首尾兩年)	6,844	121
超過五年	15,455	–
	24,449	244
廠房及機器：		
一年內	564	–
第二至第五年(包括首尾兩年)	1,226	–
超過五年	1,562	–
	3,352	–
汽車		
一年內	–	45

42. 經營租約安排(續)

(i) 作為承租者(續)

(b) 本集團應佔聯營公司及共同控制企業之經營租賃承擔如下：

	二零零七年 *千美元*	二零零八年 *千美元*
建築物：		
一年內	94	132
第二至第五年(包括首尾兩年)	385	439
超過五年	725	70
	1,204	641
廠房及機器：		
一年內	19	62
第二至第五年(包括首尾兩年)	75	–
超過五年	543	–
	637	62

(ii) 作為出租人

於二零零八年十二月三十一日，本集團將有下列不可撤銷之未來最少經營租賃總收入：

	二零零七年 *千美元*	二零零八年 *千美元*
建築物：		
一年內	136	–
第二至第五年(包括首尾兩年)	574	–
超過五年	967	–
	1,677	–
廠房及機器：		
一年內	41	–
第二至第五年(包括首尾兩年)	165	–
超過五年	1,358	–
	1,564	–

43. 或然負債

(i) 於結算日，有關本集團提供擔保而未有在財務報告中撥備之或然負債如下：

	二零零七年 *千美元*	二零零八年 *千美元*
為共同控制企業取得融資而向銀行提供擔保	8,821	–
為共同控制企業取得融資而向財務機構提供擔保	19,000	30,550
	27,821	30,550

為共同控制企業取得融資而向財務機構提供擔保之金額於截至二零零八年十二月三十一日已使用28,564,000美元(二零零七年：19,000,000美元)。

(ii) 於以往年度，本集團之其中一家聯營公司(「聯營公司」)被香港稅務局(「稅局」)就其若干附屬公司(「附屬公司」)於以往年度之稅務計算進行調查。於截至二零零七年十二月三十一日，已於本集團之財務報告內撥備2,800,000美元。該聯營公司已於年內出售。詳細資料記載於本集團日期為二零零八年三月二十七日之二零零七年年報。

44. 關連企業交易

(a) 本集團之部份銷售及採購交易以及若干交易乃與本公司之董事謝中民先生、謝國民先生、李紹祝先生擁有實益權益之公司進行。財務報告他處詳述之交易及結餘以外之主要關連企業交易詳情列載如下：

		本集團	
	附註	二零零七年 *千美元*	二零零八年 *千美元*
銷售產品予共同控制企業及聯營公司	(i)	27,874	33,062
銷售產品予關連企業	(i)	41,736	14,669
向共同控制企業及聯營公司購買原料	(ii)	39,626	27,078
向關連企業購買原料	(ii)	2,679	143

附註：

(i) 除獲得較長之信貸期外，銷售之產品乃根據既定並提供予本集團之主要顧客之價格及條件出售。

(ii) 除獲得較長之信貸期外，購買之原料乃根據供應商既定並提供予其他主要顧客之價格及條件進行。

(b) 於年內，本公司訂立協議出售其於出售集團之股權及本公司向正大農牧墊付之總金額約119,656,000美元予買方(一家由本公司之控權股東實益持有之公司)，現金代價為102,800,000美元。出售該等附屬公司帶來之溢利為13,387,000美元。出售詳情載於財務報告附註17。

44. 關連企業交易(續)

(c) 於年內，本集團向買方，CP China Investment Limited之附屬公司及共同控制企業收取技術服務費為9,709,000美元(二零零七年：無)，作為提供農牧業務生產、經營及管理的技術知識，直至完成出售農牧業務。

CP China Investment Limited，為本公司控權股東謝氏家族股東擁有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有。

(d) 於年內，海南正大畜牧有限公司，直至附屬公司出售日前為本公司之一家間接全資附屬公司，收到一家關連公司卜蜂水產飼料(海南)有限公司之租金收益約300,000美元(二零零七年：676,000美元)。

(e) 於上年度，本集團支付予Dynamic Corporate Services Limited之技術費用為30,769美元，作為該公司向本集團提供技術及管理支援服務之費用。此技術費乃按雙方企業協定之服務費用釐定。

本公司之董事何平僊先生於Dynamic Corporate Services Limited股本中持有實益權益。

(f) 於上年度，於二零零七年十二月二十日，本公司與一間關連企業正大生物科技有限公司訂立一份出售其於江蘇正大種子有限公司60%股權之股權轉讓合同，代價約為369,000美元，錄得溢利約11,000美元。

(g) 有關關連企業交易之結餘，詳情載於財務報告附註32。

(h) 本集團支付主要管理人員之報酬：

	二零零七年 *千美元*	二零零八年 *千美元*
短期僱員福利	4,178	4,028

本集團之主要管理人員有13位董事及6位高級管理人員(二零零七年：11位董事及5位高級管理人員)。董事酬金之進一步資料載於財務報告附註12。

除於(a)項中銷售予共同控制企業與聯營公司及購買原料自共同控制企業與聯營公司、(c)項中於完成出售農牧業務前收取之技術服務費及於(h)項中主要管理人員之報酬外，上述交易根據上市規則第14A章亦構成關連交易或持續關連交易。

45. 融資工具分類

各類融資工具於結算日之賬面值如下：

本集團

財務資產

	二零零七年			二零零八年		
	貸款及應收款項	可供出售之投資	總計	貸款及應收款項	可供出售之投資	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應收共同控制企業款項 *(附註24)*	47,891	–	47,891	–	–	–
應收聯營公司款項 *(附註25)*	15,958	–	15,958	–	–	–
可供出售投資 *(附註26)*	–	1,238	1,238	–	251	251
應收賬款 *(附註31)*	35,024	–	35,024	8,674	–	8,674
應收票據	9,705	–	9,705	–	–	–
應收少數股東款項	2,653	–	2,653	–	–	–
應收關連企業款項	10,038	–	10,038	1,150	–	1,150
其他應收款項及按金 *(附註31)*	39,496	–	39,496	2,324	–	2,324
有抵押存款 *(附註33)*	4,200	–	4,200	–	–	–
現金及現金等額 *(附註33)*	82,852	–	82,852	12,480	–	12,480
	247,817	1,238	249,055	24,628	251	24,879

財務負債

	二零零七年 按攤銷成本入賬的財務負債	二零零八年 按攤銷成本入賬的財務負債
	千美元	*千美元*
應付共同控制企業款項 *(附註24)*	28,795	–
應付賬款 *(附註34)*	173,425	13,617
應付票據	23,032	–
其他應付款項 *(附註34)*	162,298	9,160
應付少數股東款項	6,834	650
應付關連企業款項	10,898	2,746
附息銀行借貸 *(附註35)*	557,654	18,187
	962,936	44,360

45. 融資工具分類(續)

本公司

財務資產

	二零零七年 貸款及 應收款項 *千美元*	二零零八年 貸款及 應收款項 *千美元*
其他應收款項及按金*(附註31)*	746	490
應收附屬公司款項*(附註23)*	181,636	28,811
應收聯營公司款項*(附註25)*	14,773	–
應收關連企業款項	–	539
現金及現金等額*(附註33)*	3,311	5,490
	200,466	35,330

財務負債

	二零零七年 按攤銷成本 入賬的 財務負債 *千美元*	二零零八年 按攤銷成本 入賬的 財務負債 *千美元*
其他應付款項*(附註34)*	2,747	835
應付附屬公司*(附註23)*	83,560	59,211
附息銀行貸款*(附註35)*	109,650	–
	195,957	60,046

46. 財務風險管理方針及政策

本集團面對之市場風險，主要為息率與匯率之變動。本集團概無持有或發行財務衍生工具作買賣用途。

(a) 息率風險

本集團面對利率變動之市場風險，主要因本集團之債務責任。本集團概無使用衍生工具對沖其債務責任。

本集團之政策為使用固定及變動混合利率債務管理其利息成本。本集團之政策為保持其不少於70%之附息借貸按固定息率計息。於二零零八年十二月三十一日，本集團所有(二零零七年：79%)附息借貸乃按固定息率計息。

截至二零零八年十二月三十一日，本集團之所有附利息銀行貸款按固定息率計息，因此並無呈報息率風險之敏感度分析資料。

下表顯示在其他變量保持不變的情況下，本集團上年度之除稅前虧損(透過對浮動利率借貸之影響)及本集團及本公司之權益對利率可能之適當變動之敏感性。

46. 財務風險管理方針及政策(續)

(a) 息率風險(續)

	本集團			本公司	
	基本點 增加／(減少)	除稅前虧損 增加／(減少) 千美元	權益* 增加／(減少) 千美元	基本點 增加／(減少)	權益* 增加／(減少) 千美元
二零零七年					
港元	5%	(16)	(16)	–	–
美元	5%	(317)	(317)	5%	(317)
港元	(5%)	16	16	–	–
美元	(5%)	314	314	(5%)	314

* 不包括累計保留溢利

(b) 信貸集中風險

本集團於主要國際銀行及金融機構存放其現金存款。此項現金管理政策減低了本集團信貸集中之風險。

截至出售農牧業務前，本集團大部份之銷售乃源自農牧企業之客戶，故本集團直接受到該行業之狀況所影響。但由於本集團擁有龐大顧客網絡及其業務遍佈於不同地區，有關貿易應收賬項之信貸風險也相對地減低。本集團持續地評估其客戶之財務狀況，並普遍無須向客戶索取抵押。當客觀證據證明資產已耗損，適當之撥備將計入綜合損益賬內。計入之撥備乃資產之賬面值與以有效利率折現之最初確認估計未來現金流量之差額。

在工業部門，從銷售所收取的現金大部份存放於國營銀行及其於中國大陸之附屬公司，少部份存放於外資銀行於國內之分行。各共同控制企業主要銷售其產品予在中國大陸之相關人士及獨立分銷商。

(c) 融資工具之公允值

(i) 現金及現金等額、應收賬項及票據與應付賬項及票據：

持有及存放於銀行之現金及將持有至到期日之短期定期存款乃按成本入賬，因資產帶有現息率或現金存款日與預期到期日相差不遠。

一般60日到期之應收賬款乃按發票原額經扣除未能追償數額撥備入賬。當應收賬款總額可能無法悉數追償時，將作出呆壞賬撥備。當壞賬發生時，該金額將被註銷。

一般於60日內支付之應付賬款及其他應付款，均按成本入賬，即將來需就已接受貨品及服務所支付代價之公允值(不論是否向本集團收取)。

應收及應付票據之賬面值與其公允值相若。

46. 財務風險管理方針及政策(續)

(c) 融資工具之公允值(續)

(ii) 應收及應付關連企業及少數股東款項

應收及應付關連企業款項之賬面值與其公允值相若。

(iii) 附息銀行貸款

附息銀行貸款之賬面值與其公允值相若。

(d) 外匯風險

本集團之業務主要於中國大陸境內營運，而且大部份交易均以人民幣為單位。根據董事意見，所面對的外匯風險不大。

下表顯示在其他變量保持不變的情況下，本集團之除稅前溢利及本集團及本公司之權益(由於本集團國外附屬公司之貨幣性資產及負債之公平值變動)於結算日對人民幣匯率可能之適當變動之敏感性。

	人民幣匯率增加／(減少)	除稅前溢利／(虧損)增加／(減少) *千美元*	權益*增加／(減少) *千美元*
二零零七年			
倘港元較人民幣貶值	3%	–	(10,810)
倘港元較人民幣升值	(3%)	–	10,810
二零零八年			
倘港元較人民幣貶值	3%	–	(177)
倘港元較人民幣升值	(3%)	–	177

* 不包括保留溢利

(e) 流動資金風險

本集團透過採用經常性流動資金計劃工具，監察其資金短缺的風險。此工具會考慮其財務投資及財務資產的到期日以及來自經營業務的預期現金流量。

本集團的目的乃透過利用銀行貸款及其他附息貸款，維持資金延續性與靈活性之間的平衡。本集團的政策為維持大部份的借貸於任何12個月期間內到期。

46. 財務風險管理方針及政策(續)

(e) 流動資金風險(續)

下表概述本集團根據合約性未貼現款項於結算日的財務負債到期日：

本集團

	二零零七年					
	按要求	**三個月以下**	**三至十二個月**	**一至五年**	**五年以上**	**總計**
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應付賬款*(附註34)*	–	155,681	13,698	4,046	–	173,425
應付票據	–	23,032	–	–	–	23,032
其他應付款項及預提費用*(附註34)*	162,298	–	–	–	–	162,298
應付關連企業款項	10,898	–	–	–	–	10,898
應付少數股東款項	6,834	–	–	–	–	6,834
附息銀行貸款*(附註35)*	–	149,125	282,952	125,577	–	557,654
	180,030	327,838	296,650	129,623	–	934,141

	二零零八年					
	按要求	**三個月以下**	**三至十二個月**	**一至五年**	**五年以上**	**總計**
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應付賬款*(附註34)*	–	11,156	2,425	36	–	13,617
其他應付款項及預提費用*(附註34)*	9,160	–	–	–	–	9,160
應付關連企業款項	2,746	–	–	–	–	2,746
應付少數股東款項	650	–	–	–	–	650
附息銀行貸款*(附註35)*	–	11,523	6,664	–	–	18,187
	12,556	22,679	9,089	36	–	44,360

46. 財務風險管理方針及政策(續)

(e) 流動資金風險(續)

本公司

	二零零七年					
	按要求	三個月以下	三至十二個月	一至五年	五年以上	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
其他應付款項及預提費用*(附註34)*	2,747	–	–	–	–	2,747
應付附屬公司款項*(附註23)*	83,560	–	–	–	–	83,560
附息銀行貸款*(附註35)*	–	–	15,925	93,725	–	109,650
	86,307	–	15,925	93,725	–	195,957

	二零零八年					
	按要求	三個月以下	三至十二個月	一至五年	五年以上	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
其他應付款項及預提費用*(附註34)*	835	–	–	–	–	835
應付附屬公司款項*(附註23)*	59,211	–	–	–	–	59,211
	60,046	–	–	–	–	60,046

(f) 資本管理

本集團管理資本的主要目的為保障本集團能繼續經營，並保持健康資本比率以支持其業務及令其股東價值最大化。

本集團管理資本架構，並根據經濟狀況的變動對其作出調整。為了維持或調整資本架構，本集團可能會調整支付予股東的股息金額、向股東退回資本或發行新股份。本集團概無任何外部施加之資本需求。於截至二零零七年及二零零八年十二月三十一日止年度，並無目標、政策或方法作出變動。

46. 財務風險管理方針及政策(續)

(f) 資本管理(續)

本集團利用債務股權比率監察資本(債務股權比率乃透過淨債務除以資本及淨債務)。本集團之政策乃維持債務股權比率於合理水平。淨債務包括應付賬項、其他應付賬項及預提費用、應付票據、職工獎金及福利撥備、應付關連企業及少數股東款項及附利息之銀行貸款減現金及現金等額。資本代表可分配給本公司股東之權益。於結算日之債務股權比率如下:

本集團

	二零零七年	二零零八年
	千美元	*千美元*
應付款項、其他應付款項及預提費用	335,723	22,777
應付票據	23,032	–
職工獎金及福利撥備	8,892	615
應付少數股東款項	6,834	650
應付關連企業款項	10,898	2,746
附利息之銀行貸款	557,654	18,187
減:現金及現金等額	(82,852)	(12,480)
淨債務	860,181	32,495
資本	65,128	107,473
資本及淨債務	925,309	139,968
債務股權比率	93%	23%

(g) 有關禽畜之財務風險管理策略

此外,於上年度,本集團承受相關於禽畜之財務風險,當中包括供應飼料之成本;豬苗、雞隻及相關產品之銷售價。農牧業務已於本年內出售,詳細資料載列於財務報表附註17。

47. 比對金額

比對損益賬之呈列乃假設於本年度終止之業務已於比對期間開始時已經終止(附註17)。

48. 財務報表之核准

財務報表已於二零零九年三月二十七日經董事會批准及授權予以刊發。

附屬公司、共同控制企業及聯營公司

附屬公司

於結算日，各附屬公司之詳情如下：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
卜蜂興業有限公司	2,000,000港元	香港	100.0%*	100.0%*	暫無業務
C.T. Progressive (H.K.) Ltd.	1,000,000港元	百慕達	100.0%	100.0%*	投資控股
正大華中生化有限公司	1港元	香港	–	100.0%	投資控股
正大浦城生化有限公司（前名「正大（福州）有限公司」）	10,000美元	香港	100.0%	100.0%*	投資控股
ECI Machinery Co., Ltd.	1美元	英屬維爾京群島	100.0%*	100.0%*	投資控股
Ek Chor China Motorcycle Co. Ltd.	1,195,200美元	百慕達	100.0%	100.0%	投資控股
卜蜂實業有限公司（前名「易初有限公司」）	27,800,000港元	香港	100.0%*	100.0%*	投資控股
易初投資有限公司	28,300,000港元	香港	100.0%*	100.0%*	投資控股
輝煌工業投資有限公司	1港元	香港	–	100.0%*	投資控股
Hannick Limited	2港元	香港	100.0%*	100.0%*	物業投資

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
浦城正大生化有限公司^^	人民幣100,000,000元	中國／中國大陸	69.5%*	69.5%*	產銷金霉素
上海易初工業貿易有限公司^	200,000美元	中國／中國大陸	100.0%*	100.0%*	貿易業務
駐馬店華中正大有限公司^^	人民幣72,000,000元	中國／中國大陸	70.0%*	70.0%*	產銷金霉素

於本年度出售之主要附屬公司之詳情如下：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
Advance Motorcycle Co., Ltd.	50,000美元	英屬維爾京群島	80.0%*	–	投資控股
Advance Motorcycle Investment Co., Ltd.	100美元	英屬維爾京群島	100.0%*	–	投資控股
北京恒大養殖科技有限公司^	700,000美元	中國／中國大陸	100.0%	–	產銷雞隻
正大企業糧油實業有限公司	10,000港元	香港	100.0%*	–	投資控股
C.T. Progressive (Investment) Ltd.	1,000美元	英屬維爾京群島	100.0%	–	投資控股
C.T. Progressive (Trading) Ltd.	1,000,000港元	百慕達	100.0%	–	投資控股
長沙正大有限公司^	人民幣134,000,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
成都正大有限公司^^	6,300,000美元	中國／中國大陸	70.0%*	–	產銷禽畜飼料及雞隻
正大(中國)農牧有限公司	1,000,000港元	百慕達	100.0%	–	投資控股
正大(中國)投資有限公司^	146,695,333美元	中國／中國大陸	100.0%	–	投資控股及貿易
正大飼料有限公司	1,000美元及 2,500,000美元**	香港	66.0%*	–	投資控股
正大餐飲(北京)有限公司^	3,000,000美元	中國／中國大陸	100.0%*	–	快餐食品
正大食品企業(上海)有限公司^	3,000,000美元	中國／中國大陸	100.0%	–	銷售農牧產品
正大海南飼料有限公司	10,000美元	英屬維爾京群島	100.0%*	–	投資控股
正大河北有限公司	2港元	香港	100.0%*	–	投資控股
正大河南有限公司	1,000美元	香港	100.0%*	–	投資控股
正大湖北有限公司	10,000港元	香港	100.0%*	–	投資控股
正大湖南有限公司	2美元及2美元**	香港	100.0%*	–	投資控股
正大江西有限公司	10,000港元	香港	100.0%*	–	投資控股

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
正大吉林有限公司	1,800,000美元	香港	90.0%*	–	投資控股
正大畜牧有限公司	500,000美元	香港	100.0%*	–	投資控股
正大內蒙古有限公司	2港元	香港	100.0%*	–	投資控股
Chia Tai Poultry Company Limited	100美元	英屬維爾京群島	100.0%*	–	投資控股
正大泉州有限公司	1,000,000美元	香港	100.0%*	–	投資控股
正大山東有限公司	100美元	英屬維爾京群島	100.0%*	–	投資控股
正大上海有限公司	1,800,000美元	香港	100.0%*	–	投資控股
正大瀋陽有限公司	1,000,000港元	香港	100.0%*	–	投資控股
正大太原有限公司	10,000港元	香港	100.0%*	–	投資控股
正大烏魯木齊有限公司	10,000港元	香港	100.0%*	–	投資控股
正大廈門有限公司	100,000美元	香港	100.0%*	–	投資控股
正大永吉實業有限公司^	7,062,018美元	中國/中國大陸	100.0%*	–	產銷禽畜飼料
正大岳陽有限公司^^^	9,550,000美元	中國/中國大陸	100.0%*#	–	產銷禽畜飼料及雞隻

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
正大(蕪湖)有限公司^	人民幣40,000,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
正大生物科學(武漢)研究院^	人民幣5,000,000元	中國／中國大陸	100.0%*	–	生產種籽
重慶正大有限公司^^	5,920,000美元	中國／中國大陸	60.0%*	–	產銷禽畜飼料及雞隻
重慶雙橋正大有限公司^^	4,520,000美元	中國／中國大陸	70.0%*	–	產銷禽畜飼料
滁州正大有限公司^	5,398,500美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
滁州億萬飼料科技有限公司^	人民幣6,000,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
大連正大實業有限公司^	人民幣28,430,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料及雞隻
敦化正大實業有限公司^	3,459,500美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
Ek Chor Research and Management Co., Ltd.	100,000美元	英屬維爾京群島	100.0%*	–	投資控股
福州大福有限公司^	9,139,297美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料及雞隻

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
贛州正大實業有限公司^^	人民幣18,000,000元	中國/中國大陸	80.0%*	–	產銷禽畜飼料
Grand Great Investments Limited	100美元	英屬維爾京群島	100.0%*	–	投資控股
廣安正大有限公司^^	24,500,000美元	中國/中國大陸	60.0%*	–	產銷禽畜飼料及雞隻
廣漢正大飼料科技有限公司^^	818,250.95美元	中國/中國大陸	91.0%*	–	產銷禽畜飼料
嘉祿有限公司	10,000港元	香港	100.0%*	–	物業投資
桂林正大有限公司^^	3,720,000美元	中國/中國大陸	85.0%*	–	產銷禽畜飼料
貴陽正大有限公司^	人民幣10,001,932元	中國/中國大陸	100.0%*	–	暫無業務
貴州正大實業有限公司^^	人民幣80,500,000元	中國/中國大陸	88.2%*	–	產銷化工產品
海南正大畜牧有限公司^	7,141,000美元	中國/中國大陸	100.0%*	–	產銷禽畜飼料
杭州億萬飼料科技有限公司^	人民幣6,700,000元	中國/中國大陸	100.0%*	–	產銷禽畜飼料

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
合肥正大有限公司^	人民幣195,000,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料及雞隻
黑龍江正大實業有限公司^^	30,080,000美元	中國／中國大陸	80.0%*	–	產銷禽畜飼料、雞隻、加工肉品及糧油產品
黑龍江永源畜牧科技有限公司^^	1,000,000美元	中國／中國大陸	97.0%*	–	產銷雞隻
衡陽正大有限公司^	5,100,000美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
淮安正大飼料有限公司^^	人民幣13,000,000元	中國／中國大陸	58.0%*	–	產銷禽畜飼料
懷化正大有限公司^^^	3,900,000美元	中國／中國大陸	100.0%*#	–	產銷禽畜飼料
葫蘆島正大畜牧有限公司^	人民幣28,100,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
內蒙古正大有限公司^^^	人民幣36,868,015元	中國／中國大陸	93.9%*#	–	產銷禽畜飼料

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
佳木斯正大有限公司^^	6,000,000美元	中國／中國大陸	65.0%*	–	產銷禽畜飼料及糧油產品
江津正大有限公司^^	人民幣7,000,000元	中國／中國大陸	60.0%*	–	產銷禽畜飼料
江蘇淮陰正大有限公司^^	3,621,000美元	中國／中國大陸	88.0%*	–	產銷禽畜飼料
吉林大河飼料有限公司^^	人民幣4,200,000元	中國／中國大陸	58.5%*	–	暫無業務
濟南正大有限公司^^	1,718,000美元	中國／中國大陸	65.0%*	–	產銷禽畜飼料
九江正大飼料有限公司^^	人民幣34,000,000元	中國／中國大陸	60.0%*	–	產銷禽畜飼料
昆明正大有限公司^^^	6,405,300美元	中國／中國大陸	92.4%*#	–	產銷禽畜飼料及雞隻
蘭州正大有限公司^^^	5,604,000美元	中國／中國大陸	100.0%*#	–	產銷禽畜飼料及雞隻
柳州億萬飼料科技有限公司^	人民幣6,700,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
梅河口正大實業有限公司^^	人民幣25,000,000元	中國／中國大陸	70.0%*	–	產銷禽畜飼料
綿陽正大有限公司^^	4,000,000美元	中國／中國大陸	80.0%*	–	產銷禽畜飼料
牡丹江正大實業有限公司^	人民幣10,000,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
南昌正大畜禽有限公司^^^	人民幣32,550,000元	中國／中國大陸	100.0%*#	–	產銷禽畜飼料及雞隻
南寧正大畜牧有限公司^^^	6,774,500美元	中國／中國大陸	91.6%*#	–	產銷禽畜飼料及雞隻
南通正大有限公司^^	16,050,000美元	中國／中國大陸	60.0%*	–	產銷禽畜飼料及雞隻
南通正大飼料有限公司^^	人民幣60,000,000元	中國／中國大陸	60.0%*	–	產銷禽畜飼料
南通正大科技飼料有限公司^^	人民幣3,000,000元	中國／中國大陸	60.0%*	–	產銷禽畜飼料
南陽正大有限公司^^^	人民幣20,000,000元	中國／中國大陸	100.0%*#	–	產銷禽畜飼料

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
內江正大有限公司^^	3,900,000美元	中國／中國大陸	70.0%*	–	產銷禽畜飼料
寧波正大農業有限公司^^	7,415,300美元	中國／中國大陸	70.0%*	–	產銷禽畜飼料及雞隻
寧波正大糧油實業有限公司^	40,000,000美元	中國／中國大陸	100.0%*	–	產銷糧油產品
平頂山正大有限公司^^	2,761,321美元	中國／中國大陸	70.0%*	–	產銷禽畜飼料
青島正大農業發展有限公司^	5,630,000美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
青島正大有限公司^	42,000,000美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料、雞隻及加工肉品
青島泰豐畜產科技有限公司^	3,000,000美元	中國／中國大陸	100.0%*	–	產銷雞隻
秦皇島正大有限公司^^	人民幣86,900,000元	中國／中國大陸	77.0%*	–	產銷禽畜飼料、雞隻及加工肉品
泉州大泉賴氨酸有限公司^^	人民幣45,750,000元	中國／中國大陸	55.0%*	–	製造及分銷賴氨酸

附屬公司、共同控制企業及聯營公司（續）

附屬公司（續）

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	二零零八年	主要業務
陝西正大有限公司^^^	6,729,100美元	中國／中國大陸	96.0%*##	–	產銷禽畜飼料及雞隻
山東正大菱花生物科技有限公司^^	人民幣120,000,000元	中國／中國大陸	55.3%*	–	製造及分銷賴氨酸
上蔡正大有限公司^^^	人民幣33,100,000元	中國／中國大陸	95.0%*####	–	產銷禽畜飼料及雞隻
山西正大有限公司^^	11,673,200美元	中國／中國大陸	60.0%*	–	產銷禽畜飼料及雞隻
瀋陽億萬飼料科技有限公司^	人民幣6,700,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
瀋陽正大畜牧有限公司^^^	5,600,000美元	中國／中國大陸	100.0%*####	–	產銷禽畜飼料
瀋陽正大畜禽有限公司^^	4,690,000美元	中國／中國大陸	88.2%*	–	產銷雞隻
石家莊正大有限公司^^^	人民幣22,000,000元	中國／中國大陸	100.0%*#	–	產銷禽畜飼料
雙流正大有限公司^^	4,000,000美元	中國／中國大陸	70.0%*	–	產銷禽畜飼料及雞隻

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
Smart Gateway Limited	100美元	英屬維爾京群島	100.0%*	–	投資控股
俊宇投資有限公司	100美元	英屬維爾京群島	100.0%*	–	投資控股
正大興群企業有限公司	1,000,000港元	香港	100.0%*	–	投資控股
泰州正大飼料有限公司^^	2,101,051美元	中國／中國大陸	76.0%*	–	產銷禽畜飼料
天津正大農牧有限公司^	人民幣65,540,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料及雞隻
天津正大飼料科技有限公司^	23,812,500美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料
烏魯木齊正大畜牧有限公司^^^	人民幣34,250,000元	中國／中國大陸	93.4%*#	–	產銷禽畜飼料及雞隻
溫江正大畜禽有限公司^^	人民幣43,400,000元	中國／中國大陸	70.0%*	–	產銷雞隻
統傑投資有限公司	2港元	香港	100.0%*	–	物業投資
宏庭有限公司	10,000港元	香港	100.0%*	–	物業投資
武漢正大有限公司^^^	3,750,000美元	中國／中國大陸	100.0%*#	–	產銷禽畜飼料

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	二零零八年	主要業務
武漢正大食品有限公司^^	人民幣93,000,000元	中國／中國大陸	90.0%*	–	產銷雞隻
武漢金科生物技術有限公司^^	人民幣10,000,000元	中國／中國大陸	80.8%*	–	產銷種籽及藥物
廈門正大農牧有限公司^^	人民幣30,400,000元	中國／中國大陸	60.0%*	–	產銷禽畜飼料及雞隻
襄樊正大農業開發有限公司^^	人民幣60,000,000元	中國／中國大陸	85.0%*	–	產銷種子
襄樊正大有限公司^	人民幣59,000,000元	中國／中國大陸	100.0%*	–	產銷禽畜飼料及雞隻
香河正大有限公司^	9,800,000美元	中國／中國大陸	100.0%	–	產銷禽畜飼料及家禽
西平正大農業開發有限公司^	人民幣10,000,000元	中國／中國大陸	100.0%*	–	經營種豬場
徐州正大飼料有限公司^^	人民幣16,000,000元	中國／中國大陸	65.0%*	–	產銷禽畜飼料
宜昌正大有限公司^	12,090,000美元	中國／中國大陸	100.0%*	–	產銷禽畜飼料及經營種豬場

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
宜昌正大畜牧有限公司^	人民幣11,000,000元	中國/中國大陸	100.0%*	–	經營種豬場
銀川正大有限公司^^	人民幣6,000,000元	中國/中國大陸	85.0%*	–	產銷禽畜飼料
永安正大有限公司^	人民幣7,000,000元	中國/中國大陸	100.0%*	–	產銷禽畜飼料
岳陽正大農牧發展有限公司^	人民幣40,000,000元	中國/中國大陸	100.0%*	–	產銷禽畜飼料
駐馬店正大有限公司^^	人民幣28,060,000元	中國/中國大陸	61.0%*	–	產銷禽畜飼料

附註：

* 由附屬公司持有。

** 遞延股本。

本集團僅有權享有其盈利之85%，其餘之15%歸中國合夥人所有。

本集團僅有權享有其盈利之87.15%，其餘之12.85%歸中國合夥人所有。

本集團僅有權享有其盈利之87.5%，其餘之12.5%歸中國合夥人所有。

本集團僅有權享有其盈利之95%，其餘之5%歸中國合夥人所有。

^ 成立為有限公司。

^^ 成立為契約式合資企業。

^^^ 成立為合作企業。

附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

除於中國大陸註冊成立或登記註冊之附屬公司於該地點營業外，所有附屬公司之營業地點均在香港。

董事認為上述列表已列出對本集團業績有顯著影響或構成絕大部份本集團資產淨值的附屬公司。董事認為呈交其他附屬公司詳情，會使內容過長。

共同控制企業

於結算日，各共同控制企業詳情如下：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比		主要業務
			二零零七年	二零零八年	
重慶德重機械製造有限公司	人民幣8,550,000元	中國／中國大陸	26.6%	26.6%	產銷摩托車及汽車用化油器
ECI Metro Investment Co., Ltd.	12,000,000美元	英屬維爾京群島	50.0%	50.0%	投資控股和卡特彼勒機器及零件貿易
易初明通貿易(上海)有限公司	225,000美元	中國／中國大陸	50.0%	50.0%	卡特彼勒產品貿易
甘肅易初明通工程機械維修服務有限公司	550,000美元	中國／中國大陸	50.0%	50.0%	提供卡特彼勒機械維修及保養服務

附屬公司、共同控制企業及聯營公司(續)

共同控制企業(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
貴州易初明通工程機械維修服務有限公司	320,000美元	中國／中國大陸	50.0%	50.0%	提供卡特彼勒機械維修及保養服務
洛陽北方易初摩托車有限公司	56,310,000美元	中國／中國大陸	55.0%*	55.0%*	產銷摩托車及零部件
青海易初明通工程機械維修服務有限公司	550,000美元	中國／中國大陸	50.0%	50.0%	提供卡特彼勒機械維修及保養服務
陝西易初明通工程機械維修服務有限公司	550,000美元	中國／中國大陸	50.0%	50.0%	提供卡特彼勒機械維修及保養服務
四川易初明通工程機械維修服務有限公司	650,000美元	中國／中國大陸	50.0%	50.0%	提供卡特彼勒機械維修及保養服務
雲南易初明通工程機械維修有限公司	2,025,000美元	中國／中國大陸	50.0%	50.0%	提供卡特彼勒機械維修及保養服務
湛江德利化油器有限公司	人民幣117,083,250元	中國／中國大陸	28.0%	28.0%	產銷摩托車及汽車化油器

附屬公司、共同控制企業及聯營公司(續)

共同控制企業(續)

*　由於本集團或其合營夥伴均未能單一操控該合營企業之商業活動，本集團持有之權益遂歸類為於共同控制企業持有權益。

於年內出售之主要共同控制企業詳情如下：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
北京正大飼料有限公司	5,000,000美元	中國／中國大陸	33.2%	-	產銷禽畜飼料
北京正大畜牧有限公司	人民幣50,000,000元	中國／中國大陸	33.2%	-	產銷禽畜飼料
北京大發正大有限公司	28,686,085美元	中國／中國大陸	50.0%	-	產銷禽畜飼料、雞隻及加工食品
北京家禽育種有限公司	15,355,638美元	中國／中國大陸	36.0%	-	產銷雞隻
正大集團(天津)實業有限公司	16,600,000美元	中國／中國大陸	50.0%	-	產銷豆類產品
正大集團(天津)房地產有限公司	1,000,000美元	中國／中國大陸	50.0%	-	物業投資
正大天津畜牧機械有限公司	2美元	英屬維爾京群島	50.0%	-	投資控股
邯鄲正大飼料有限公司	人民幣11,200,000元	中國／中國大陸	50.0%	-	產銷禽畜飼料

附屬公司、共同控制企業及聯營公司(續)

共同控制企業(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地	持有股權百分比 二零零七年	持有股權百分比 二零零八年	主要業務
河南東方正大有限公司	5,400,000美元	中國/中國大陸	50.0%	–	產銷禽畜飼料及經營種豬場
懷來縣雙大食品有限公司	2,270,000美元	中國/中國大陸	50.0%	–	產銷禽畜飼料、雞隻及加工肉品
湖南正大畜牧有限公司	人民幣20,000,000元	中國/中國大陸	50.0%	–	經營種豬場
湖南正大米業有限公司	人民幣10,000,000元	中國/中國大陸	40.0%	–	產銷高質米糧
吉林正大有限公司	人民幣16,000,000元	中國/中國大陸	45.0%	–	產銷禽畜飼料及雞隻
吉林正大實業有限公司	8,284,000美元	中國/中國大陸	50.0%	–	產銷禽畜飼料
開封正大有限公司	14,100,000美元	中國/中國大陸	50.0%	–	產銷禽畜飼料、雞隻及糧油產品
唐山正大飼料有限公司	人民幣30,800,000元	中國/中國大陸	38.3%	–	產銷禽畜飼料
天津正大機械有限公司	4,737,602美元	中國/中國大陸	50.0%	–	產銷機械
豫泰實業(天津)有限公司	5,000,000港元	香港	50.0%	–	投資控股

附屬公司、共同控制企業及聯營公司（續）

聯營公司

於年內出售之主要聯營公司，截至出售當日之詳情如下：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零七年	二零零八年	主要業務
康地正大國際有限公司	3,122,000港元	香港	50.0%	-	產銷禽畜飼料與預混料及經營種雞場和種豬場
Lotus Distribution International Limited	50,000,000美元	英屬維爾京群島	30.0%	-	投資控股

II. 債務

於二零零九年十一月三十日（即本通函付印前就此債務聲明而言之最後實際可行日期），新卜蜂集團有未償還借款約374,729,000美元，包括：

(a) 有抵押銀行貸款約65,986,000美元；及

(b) 無抵押銀行貸款約308,743,000美元。

新卜蜂集團之有抵押銀行借款乃以若干已抵押存款、位於中國之物業、廠房及設備以及預付土地租賃費作抵押。

於二零零九年十一月三十日，新卜蜂集團就授予關連公司之銀行信貸發出約45,956,000美元之擔保，其中已動用之信貸約為45,522,000美元。

除上文所述或本通函其他章節所述者及除集團內公司間負債及日常業務過程中之一般應付賬項及應付票據外，新卜蜂集團於二零零九年十一月三十日營業時間結束時概無任何未償還按揭、抵押、債券、借貸資本及透支或其他類似債務、融資租賃或租購承擔、承兌信貸之承兌負債或其他重大或然負債之任何擔保。

III. 營運資金

董事認為，經計及新卜蜂集團可動用之信貸及財務資源後，新卜蜂集團具備充裕營運資金以應付本通函日期起計最少十二個月所需。

董事並不知悉任何事項或事宜將致使新卜蜂集團於收購協議完成後將缺乏充足營運資金以應付其所需。

以下為本公司獨立申報會計師香港執業會計師安永會計師事務所專為載入本通函而編製之有關經重組CPI集團之報告全文。本報告所界定之詞彙僅適用於本報告。



ERNST & YOUNG
安 永

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong

Tel: +852 2846 9888
Fax: +852 2868 4432
www.ey.com

安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓

電話: +852 2846 9888
傳真: +852 2868 4432

敬啟者：

吾等於下文載列吾等按照第II節附註2所載基準編製之有關CP China Investment Limited(「CP China」)及其附屬公司(此後統稱「CP China集團」)飼料業務之合併財務資料(「合併財務資料」)之報告，以供載入卜蜂國際有限公司(「貴公司」)於二零零九年十二月三十一日就　貴公司根據　貴公司與Orient Success International Limited於二零零九年十二月十一日訂立之買賣協議(「買賣協議」)建議收購CP China之全部股權(「建議收購事項」)刊發之通函(「通函」)內。

合併財務資料包括CP China集團於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日之合併財務狀況表及CP China集團截至二零零六年、二零零七年及二零零八年十二月三十一日止三個年度各年及截至二零零九年六月三十日止六個月(「有關期間」)之合併全面收益表、合併權益變動報表及合併現金流量表及CP China集團截至二零零八年六月三十日止六個月之比較財務資料(「比較財務資料」)以及主要會計政策概要及其他解釋附註。

CP China(由Charoen Pokphand Group Company Limited間接全資擁有，而Charoen Pokphand Group Company Limited乃由　貴公司之控股股東擁有51.31%權益)乃於二零零一年八月十七日於開曼群島註冊成立，而主要業務為投資控股。根據第II節附註1.1所詳述之集團重組，經重組CP China集團將主要於中華人民共和國(「中國」)從事飼料業務。於本報告日期，CP China直接及間接擁有第II節附註1.1所載之附屬公司、共同控制企業及聯營公司之權益。

CP China於中國成立之附屬公司、共同控制企業及聯營公司已採納十二月三十一日為彼等之財政年度結算日，以作法定申報及／或管理申報之用，而彼等之財務報表及／或管理賬目已根據中國公認會計準則編製。

就本報告而言，CP China之董事已根據第II節附註2.5所載符合國際財務報告準則之會計政策編製各有關期間及截至二零零八年六月三十日止六個月之合併財務資料(「相關合併財務資料」)。CP China之董事須負責編製並真實公允地列報相關合併財務資料，而相關合併財務資料乃按分割基準編製，以反映CP China集團飼料業務之合併業績及財務狀況。列報基準之進一步詳情載於第II節附註2.1。

貴公司董事須負責編製並真實公允地列報合併財務資料及比較財務資料，並對載有本報告之通函之內容負責。於編製財務資料及比較財務資料時，　貴公司董事須選擇及貫徹應用適當之會計政策，作出審慎及合理之判斷及估計。吾等之責任為根據吾等分別對合併財務資料及比較財務資料所作之審核及審閱，發表獨立意見及審閱結論，並僅向　閣下匯報吾等之意見及審閱結論。

就合併財務資料所執行之程序

合併財務資料乃按第II節附註2所載之基準根據相關合併財務資料編製。就本報告而言，吾等已根據香港會計師公會(「香港會計師公會」)頒佈之香港核數準則(「香港核數準則」)對有關期間之合併財務資料進行獨立審核，並已根據香港會計師公會所頒佈之核數指引第3.340號「招股章程及申報會計師」進行吾等認為所需之有關額外程序。吾等認為無必要調整相關合併財務資料。

審核涉及執行程序以獲取有關合併財務資料內之金額及披露資料的審核證據。所選定的程序取決於申報會計師的判斷，包括評估無論由於欺詐或錯誤而引致之合併財務資料重大錯誤陳述的風險。在評估該等風險時，申報會計師考慮與該企業編製及真實公允地列報合併財務資料相關的內部監控，以設計於有關情況下屬適當的審核程序，但並非為了對該企業內部控制的有效性發表意見。審核亦包括評估CP China之董事所採用的會計政策的適當性及所作出的會計估計的合理性，以及評估財務資料的整體列報方式。

吾等相信，吾等所獲得之審核證據乃足夠及適當為吾等的審核意見提供基準。

就比較財務資料所執行之程序

就本報告而言，吾等已按照香港會計師公會所頒佈之香港審閱委聘準則第2410號「企業之獨立核數師對中期財務資料的審閱」審閱比較財務資料，比較財務資料包括CP China集團截至二零零八年六月三十日止六個月之合併全面收益表及合併現金流量表，連同相關附註。審閱工作主要包括向管理層查詢及對財務資料應用分析程序，並據此評估會計政策及列報方式是否已獲貫徹應用(另有披露者除外)。審閱工作不包括審核程序(例如監控測試及核實資產及負債及交易)。由於審閱工作的範圍遠小於審核，而所給予的保證程度亦較審核工作為低，因此，吾等不對比較財務資料發表任何審核意見。

就合併財務資料之意見

吾等認為，就本報告而言及根據第II節附註2所載之列報及編製基準，合併財務資料真實公允地反映CP China集團及CP China於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日之財務狀況及CP China集團於各有關期間之合併業績及現金流量。

就比較財務資料之審閱結論

根據吾等之審閱(其並不構成審核)及就本報告而言及根據第II節附註2所載之列報及編製基準，吾等並無發現任何事項而致使吾等相信比較財務資料並未真實公允地反映CP China集團截至二零零八年六月三十日止六個月之合併業績及現金流量。

I. 合併財務資料

合併全面收益表

	附註	截至十二月三十一日止年度 二零零六年 千美元	二零零七年 千美元	二零零八年 千美元	截至六月三十日止六個月 二零零八年 千美元 (未經審核)	二零零九年 千美元
收入	4	1,022,447	1,413,423	1,944,630	920,413	861,227
銷售成本		(900,697)	(1,269,364)	(1,720,972)	(815,310)	(731,086)
毛利		121,750	144,059	223,658	105,103	130,141
銷售及分銷成本		(43,779)	(52,092)	(68,536)	(31,155)	(36,495)
行政及管理費用		(61,201)	(73,427)	(102,185)	(47,860)	(58,121)
其他收益	5	3,187	8,400	3,316	1,584	18,775
其他虧損	6	–	–	(268)	(229)	(189)
財務成本	7	(11,943)	(10,944)	(17,718)	(10,670)	(7,229)
應佔以下公司之溢利：						
共同控制企業		629	208	2,921	1,442	473
聯營公司		1,737	3,397	5,443	2,535	1,142
除稅前溢利	8	10,380	19,601	46,631	20,750	48,497
稅項	12	(4,052)	(3,677)	(8,718)	(3,903)	(7,867)
本年／期溢利		6,328	15,924	37,913	16,847	40,630
其他全面收益：						
於換算時之匯兑差額		7,470	4,596	11,502	12,605	(113)
重估盈餘		532	600	–	–	–
期內之其他全面收益		8,002	5,196	11,502	12,605	(113)
本年／期全面收益總額		14,330	21,120	49,415	29,452	40,517
可供分配予下述者之溢利：						
CP China股東		5,320	14,940	33,028	15,941	36,963
非控股股東權益		1,008	984	4,885	906	3,667
		6,328	15,924	37,913	16,847	40,630
可分配予下述者之全面收益總額：						
CP China股東		13,322	20,136	44,530	28,546	36,850
非控股股東權益		1,008	984	4,885	906	3,667
		14,330	21,120	49,415	29,452	40,517

CP China集團之合併財務狀況表

	附註	於十二月三十一日 二零零六年 千美元	 二零零七年 千美元	 二零零八年 千美元	於二零零九年 六月三十日 千美元
非流動資產					
物業、廠房及設備	14	168,344	172,728	179,311	181,477
投資物業	15	1,214	1,299	1,745	1,745
預付土地租賃費	16	17,502	15,745	16,030	15,742
共同控制企業權益	17	8,210	7,088	1,111	1,729
聯營公司權益	18	26,440	24,991	29,012	30,153
可供出售之投資	19	362	124	61	61
應收關連企業款項	20	269,014	308,274	443,341	422,208
商譽	21	2,596	2,596	2,596	2,596
遞延税項資產	22	–	–	771	890
總非流動資產		493,682	532,845	673,978	656,601
流動資產					
存貨	23	108,016	161,514	119,267	173,106
應收賬項、其他應收賬項及按金	24	15,462	25,812	15,753	25,667
應收票據		46	1,332	1,571	2,956
可退回税項		15	314	249	90
應收非控股股東款項	20	1,087	1,090	2,158	1,177
抵押存款	25	–	–	20,262	–
現金及現金等額	25	44,911	58,367	55,219	91,273
總流動資產		169,537	248,429	214,479	294,269
流動負債					
應付賬項、其他應付賬項及預提費用	26	104,460	161,744	103,838	148,747
應付票據		6,410	18,814	26,410	17,295
應付税項		1,857	2,096	2,972	4,305
職工獎勵及福利撥備		6,708	7,434	7,259	6,731
應付非控股股東款項	20	1,560	790	4,795	8,323
附利息之銀行貸款	27	246,252	254,776	313,233	351,427
總流動負債		367,247	445,654	458,507	536,828

CP China集團之合併財務狀況表(續)

	附註	於十二月三十一日 二零零六年 千美元	二零零七年 千美元	二零零八年 千美元	於二零零九年 六月三十日 千美元
淨流動負債		(197,710)	(197,225)	(244,028)	(242,559)
總資產減流動負債		295,972	335,620	429,950	414,042
非流動負債					
應付關連企業款項	20	221,383	229,345	152,520	110,656
附利息之銀行貸款	27	5,536	8,709	82,259	69,438
總非流動負債		226,919	238,054	234,779	180,094
淨資產		69,053	97,566	195,171	233,948
權益					
CP China股東應佔權益					
已發行股本	29	29,750	29,750	79,228	105,716
儲備	30	5,574	29,735	74,374	89,483
		35,324	59,485	153,602	195,199
非控股股東權益		33,729	38,081	41,569	38,749
權益總額		69,053	97,566	195,171	233,948

CP China之財務狀況表

	附註	於十二月三十一日 二零零六年 千美元	二零零七年 千美元	二零零八年 千美元	於二零零九年 六月三十日 千美元
非流動資產					
於附屬公司之投資		–	–	98,000	111,000
總非流動資產		–	–	98,000	111,000
流動資產					
應收一家附屬公司款項		–	–	19,295	17,895
應收關連企業款項	20	28,046	33,462	56,025	60,271
總流動資產		28,046	33,462	75,320	78,166
流動負債					
應付賬項、其他應付賬項及預提費用		–	–	1,020	1,339
附利息之銀行貸款	27	–	–	20,738	23,325
總流動負債		–	–	21,758	24,664
淨流動資產		28,046	33,462	53,562	53,502
總資產減流動負債		28,046	33,462	151,562	164,502
非流動負債					
附利息之銀行貸款	27	–	–	72,987	61,325
總非流動負債		–	–	72,987	61,325
淨資產		28,046	33,462	78,575	103,177
權益					
已發行股本	29	29,750	29,750	79,228	105,716
保留溢利／(累計虧損)		(1,704)	3,712	(653)	(2,539)
權益總額		28,046	33,462	78,575	103,177

合併權益變動報表

	CP China股東應佔									
	股本	資產重估儲備	資本儲備	儲備基金	發展基金	外匯平衡儲備	保留溢利／(累計虧損)	總額	非控股股東權益	權益總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零六年一月一日	29,750	-	4,673	15,138	8,231	1,810	(27,670)	31,932	38,123	70,055
本年溢利	-	-	-	-	-	-	5,320	5,320	1,008	6,328
外匯調整	-	-	-	-	-	7,470	-	7,470	-	7,470
重估盈餘*(附註14)*	-	532	-	-	-	-	-	532	-	532
本年全面收益總額	-	532	-	-	-	7,470	5,320	13,322	1,008	14,330
於附屬公司保留之非飼料業務之溢利／(虧損)	-	-	-	-	-	-	(3,528)	(3,528)	50	(3,478)
撥自／(入)保留溢利	-	-	-	(109)	(397)	-	506	-	-	-
已付予前股東之股息	-	-	-	-	-	-	(6,402)	(6,402)	-	(6,402)
已付予非控股股東之股息	-	-	-	-	-	-	-	-	(5,452)	(5,452)
於二零零六年十二月三十一日及二零零七年一月一日	29,750	532*	4,673*	15,029*	7,834*	9,280*	(31,774)*	35,324	33,729	69,053
本年溢利	-	-	-	-	-	-	14,940	14,940	984	15,924
外匯調整	-	-	-	-	-	4,596	-	4,596	-	4,596
重估盈餘*(附註14)*	-	600	-	-	-	-	-	600	-	600
本年全面收益總額	-	600	-	-	-	4,596	14,940	20,136	984	21,120
於附屬公司保留之非飼料業務之溢利	-	-	-	-	-	-	20,942	20,942	3,365	24,307
撥自／(入)保留溢利	-	-	-	1,679	572	-	(2,251)	-	-	-
已付予前股東之股息	-	-	-	-	-	-	(16,917)	(16,917)	-	(16,917)
已付予非控股股東之股息	-	-	-	-	-	-	-	-	(3,445)	(3,445)
非控股股東出資增加	-	-	-	-	-	-	-	-	3,448	3,448
於二零零七年十二月三十一日及二零零八年一月一日	29,750	1,132*	4,673*	16,708*	8,406*	13,876*	(15,060)*	59,485	38,081	97,566
本年溢利	-	-	-	-	-	-	33,028	33,028	4,885	37,913
外匯調整	-	-	-	-	-	11,502	-	11,502	-	11,502
本年全面收益總額	-	-	-	-	-	11,502	33,028	44,530	4,885	49,415
於附屬公司保留之非飼料業務之溢利	-	-	-	-	-	-	9,726	9,726	1,585	11,311
撥自／(入)保留溢利	-	-	-	3,336	1,089	-	(4,425)	-	-	-
已付予前股東之股息	-	-	-	-	-	-	(9,617)	(9,617)	-	(9,617)
發行股份*(附註29)*	49,478	-	-	-	-	-	-	49,478	-	49,478
已付予非控股股東之股息	-	-	-	-	-	-	-	-	(4,040)	(4,040)
非控股股東出資增加	-	-	-	-	-	-	-	-	1,058	1,058
於二零零八年十二月三十一日及二零零九年一月一日	79,228	1,132*	4,673*	20,044*	9,495*	25,378*	13,652*	153,602	41,569	195,171

合併權益變動報表(續)

	CP China股東應佔									
	股本	資產重估儲備	資本儲備	儲備基金	發展基金	外匯平衡儲備	保留溢利/(累計虧損)	總額	非控股股東權益	權益總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零八年十二月三十一日及二零零九年一月一日	79,228	1,132*	4,673*	20,044*	9,495*	25,378*	13,652*	153,602	41,569	195,171
本期溢利	-	-	-	-	-	-	36,963	36,963	3,667	40,630
外匯調整	-	-	-	-	-	(113)	-	(113)	-	(113)
本期全面收益總額	-	-	-	-	-	(113)	36,963	36,850	3,667	40,517
於附屬公司保留之非飼料業務之虧損	-	-	-	-	-	-	(19,245)	(19,245)	(1,093)	(20,338)
撥自/(入)保留溢利	-	-	-	2,381	580	-	(2,961)	-	-	-
已付予前股東之股息	-	-	-	-	-	-	(2,496)	(2,496)	-	(2,496)
發行股份(*附註29*)	26,488	-	-	-	-	-	-	26,488	-	26,488
已付予非控股股東之股息	-	-	-	-	-	-	-	-	(5,394)	(5,394)
於二零零九年六月三十日	105,716	1,132*	4,673*	22,425*	10,075*	25,265*	25,913*	195,199	38,749	233,948
於二零零八年一月一日	29,750	1,132	4,673	16,708	8,406	13,876	(15,060)	59,485	38,081	97,566
本期溢利(未經審核)	-	-	-	-	-	-	15,941	15,941	906	16,847
外匯調整(未經審核)	-	-	-	-	-	12,605	-	12,605	-	12,605
本期全面收益總額(未經審核)	-	-	-	-	-	12,605	15,941	28,546	906	29,452
於附屬公司保留之非飼料業務之溢利(未經審核)	-	-	-	-	-	-	11,791	11,791	1,743	13,534
撥自/(入)保留溢利(未經審核)	-	-	-	2,211	860	-	(3,071)	-	-	-
已付予前股東之股息(未經審核)	-	-	-	-	-	-	(9,150)	(9,150)	-	(9,150)
已付予非控股股東之股息(未經審核)	-	-	-	-	-	-	-	-	(3,850)	(3,850)
於二零零八年六月三十日(未經審核)	29,750	1,132	4,673	18,919	9,266	26,481	451	90,672	36,880	127,552

*　該等儲備賬分別組成於二零零六年、二零零七及二零零八年十二月三十一日及二零零九年六月三十日之合併財務狀況表內之合併儲備5,574,000美元、29,735,000美元、74,374,000美元及89,483,000美元。

合併現金流量表

	附註	截至十二月三十一日止年度 二零零六年 千美元	二零零七年 千美元	二零零八年 千美元	截至六月三十日止六個月 二零零八年 千美元 (未經審核)	二零零九年 千美元
營運業務之資金流量						
除税前溢利：		10,380	19,601	46,631	20,750	48,497
經調整：						
利息收入	5	(2,170)	(2,049)	(2,410)	(1,146)	(3,172)
財務成本	7	11,943	10,944	17,718	10,670	7,229
投資物業公允值之變動	8	(132)	–	–	–	–
物業、廠房及設備折舊	8	19,901	18,111	19,451	10,410	9,235
預付土地租賃費攤銷	8	589	565	592	199	222
出售物業、廠房及設備虧損／(溢利)	8	(357)	(195)	268	229	189
出售預付土地租賃費之虧損	8	134	–	–	–	–
存貨減值／(回撥)至可變現淨值	8	187	(124)	63	72	–
應收款項減值／(減值回撥)	8	(159)	558	(857)	(728)	9
應佔共同控制企業之溢利及虧損		(629)	(208)	(2,921)	(1,442)	(473)
應佔聯營公司之溢利及虧損		(1,737)	(3,397)	(5,443)	(2,535)	(1,142)
		37,950	43,806	73,092	36,479	60,594
應收關連企業款項減少／(增加)		(82,679)	(35,235)	(134,958)	11,745	(608)
存貨減少／(增加)		(16,473)	(53,374)	42,184	(57,422)	(53,839)
應收賬項、其他應收賬項及按金減少／(增加)		3,638	(10,908)	10,916	(26,441)	(9,923)
應收票據減少／(增加)		129	(1,286)	(239)	(216)	(1,385)
應收非控股股東款項減少／(增加)		(1,087)	(3)	(1,068)	468	981
應付賬項、其他應付賬項及預提費用增加／(減少)		29,245	57,284	(57,906)	31,774	44,909
應付票據增加／(減少)		(260)	12,404	7,596	(5,368)	(9,115)
職工獎勵及福利撥備增加／(減少)		599	726	(175)	(496)	(528)
應付關連企業款項增加／(減少)		1,374	7,962	(76,825)	4,390	(41,864)
應付非控股股東款項增加／(減少)		578	(770)	4,005	6,537	3,528
源自／(用於)經營業務之現金		(26,986)	20,606	(133,378)	1,450	(7,250)
已付利息		(11,943)	(10,944)	(17,718)	(10,670)	(7,229)
已付税項		(3,306)	(3,737)	(8,548)	(2,987)	(6,494)
源自經營業務之現金流入／(流出)淨額		(42,235)	5,925	(159,644)	(12,207)	(20,973)

合併現金流量表(續)

	附註	截至十二月三十一日止年度 二零零六年 千美元	二零零七年 千美元	二零零八年 千美元	截至六月三十日止六個月 二零零八年 千美元 (未經審核)	二零零九年 千美元
投資業務之資金流量						
添置物業、廠房及設備	14	(23,798)	(19,194)	(22,553)	(9,099)	(11,746)
出售物業、廠房及設備所得款項		5,155	9,560	5,198	3	156
預付土地租賃費增加	16	(1,653)	(917)	(102)	(102)	–
出售預付土地租賃費所得款項		–	3,335	108	108	66
共同控制企業權益減少/(增加)		1,641	1,330	8,898	1,143	(145)
聯營公司權益減少		1,405	4,846	1,422	2,872	1
出售可供出售投資所得款項		84	238	63	62	–
已收利息		2,170	2,049	2,410	1,146	3,172
抵押定期存款減少/(增加)		–	–	(20,262)	–	20,262
投資業務之資金流入/(流出)淨額		(14,996)	1,247	(24,818)	(3,867)	11,766
融資業務之現金流量						
發行股份所得款項	29	–	–	49,478	–	26,488
新取得之銀行貸款		283,974	231,278	476,064	190,808	217,557
償還銀行貸款		(226,925)	(219,581)	(344,057)	(161,069)	(192,184)
非控股股東權益增加/(減少)		(5,402)	3,368	(1,397)	(2,107)	(6,487)
源自融資業務之現金流入淨額		51,647	15,065	180,088	27,632	45,374
現金及現金等額增加/(減少)淨額		(5,584)	22,237	(4,374)	11,558	36,167
兌換率變更之影響,淨額		713	(8,781)	1,226	1,182	(113)
年/期初之現金及現金等額		49,782	44,911	58,367	58,367	55,219
年/期末之現金及現金等額		44,911	58,367	55,219	71,107	91,273
現金及現金等額結餘分析						
現金及銀行結存	25	43,513	56,402	45,756	39,928	79,571
購入時原到期日少於三個月之非抵押定期存款	25	1,398	1,965	9,463	31,179	11,702
現金及現金等額		44,911	58,367	55,219	71,107	91,273

II. 合併財務資料附註

1.1 公司資料及重組

CP China(前稱Exceltech Limited)乃於二零零一年八月十七日在開曼群島註冊成立，主要業務為投資控股。CP China之註冊辦事處為Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands。

於本報告日期，CP China之董事認為，CP China之直接及最終控股公司分別為於英屬處女群島及泰國註冊成立之Orient Success International Limited及Charoen Pokphand Group Company Limited。

於二零零八年八月二十二日，CP China向　貴公司收購正大(中國)農牧有限公司(「正大農牧」)、正大(中國)投資有限公司(「正大投資」)、統傑投資有限公司及C.T. Progressive (Investment) Ltd.之全部已發行股本或股權。

於二零零九年七月至二零零九年九月期間，作為CP China集團重組之一部份，CP China之全資附屬公司正大投資與正大農牧訂立合約，以收購下列公司(所有公司均主要從事飼料業務)：

公司名稱	所收購股權百分比
北京正大飼料有限公司	50%
贛州正大實業有限公司	80%
邯鄲正大飼料有限公司	50%
河南東方正大有限公司	50%
吉林正大實業有限公司	50%
九江正大飼料有限公司	60%
南通正大飼料有限公司	60%
南陽正大有限公司	100%
山西正大有限公司	60%
瀋陽正大畜牧有限公司	100%
石家莊正大有限公司	100%
天津正大農牧有限公司	100%
徐州正大飼料有限公司	65%

於二零零九年十二月二十一日，CP China透過其全資附屬公司Charoen Pokphand (China) Investment Limited(一家於英屬維爾京群島註冊成立之公司)向正大農牧收購康地正大國際有限公司(一家於中國從事飼料業務之公司)之50%股權。

由於上述最近收購之公司及CP China於整個有關期間均共同受Charoen Pokphand Group Company Limited控制，因此，合併財務資料及比較合併財務資料已根據合併會計基準編製。

於二零零九年十月十四日、二零零九年十月二十八日及二零零九年十一月四日，CP China分別出售於C.T. Progressive (Investment) Ltd.、統傑投資有限公司及正大農牧之全部已發行股本或股權。

亦於二零零九年八月至二零零九年十二月(於本報告日期之前)期間及作為CP China集團重組之一部份，CP China、正大投資及其附屬公司訂立合約，以向正大農牧及統傑投資有限公司及其附屬公司出售下列公司(所有公司均主要於中國從事非飼料業務)：

1.1　公司資料及重組(續)

公司名稱	所出售股權百分比
安徽卜蜂畜禽有限公司	100%
北京正大畜禽科技有限公司	100%
正大博味餐飲管理(北京)有限公司	100%
正大餐飲(北京)有限公司	100%
卜蜂水產(陽江)有限公司	100%
河北正大畜禽有限公司	100%
河南正大畜禽有限公司	100%
衡水正大有限公司	100%
湖南正大畜牧有限公司	100%
湖南正大畜禽有限公司	100%
江蘇正大蘇墾豬業有限公司	60%
江西正大畜禽有限公司	100%
吉林正大畜禽有限公司	100%
遼寧正大畜禽有限公司	100%
南通正大畜禽有限公司	60%
秦皇島正大有限公司	77%
秦皇島卜蜂豬業有限公司	100%
山東正大畜禽有限公司	100%
四川正大食品有限公司	100%
溫江正大畜禽有限公司	70%
香河正大有限公司	10%
西平正大農業開發有限公司	70%
宜昌正大畜牧有限公司	52%

由於上述已出售附屬公司均主要於中國從事非飼料業務(於　貴公司建議收購事項範圍外),故彼等並無載入合併財務資料及比較財務資料內。

於本報告日期,CP China直接及間接持有之主要附屬公司、共同控制企業及聯營公司載列如下:

附屬公司:

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地及日期	持有股權百分比	主要業務
長沙正大有限公司[1]	人民幣134,000,000元	中國/中國大陸 一九九五年十一月三日	100%*	產銷禽畜飼料
Charoen Pokphand (China) Investment Limited [2]	50,000美元	英屬維爾京群島 二零零九年十一月十八日	100%	投資控股
成都正大有限公司[3]	6,300,000美元	中國/中國大陸 一九八五年五月七日	70%*	產銷禽畜飼料及雞隻
正大(中國)投資有限公司[4]	196,695,333美元	中國/中國大陸 一九九六年三月十二日	100%	投資控股及貿易

1.1 公司資料及重組(續)

附屬公司：(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地及日期	持有股權百分比	主要業務
正大永吉實業有限公司[5]	7,062,018美元	中國／中國大陸 一九九五年十二月十八日	100%*	產銷禽畜飼料
正大岳陽有限公司[6]	9,550,000美元	中國／中國大陸 一九八六年十二月二日	100%*#	產銷禽畜飼料及雞隻
重慶正大有限公司[7]	5,920,000美元	中國／中國大陸 一九九一年八月二十七日	60%*	產銷禽畜飼料及雞隻
重慶雙橋正大有限公司[8]	4,520,000美元	中國／中國大陸 一九九五年六月二十七日	70%*	產銷禽畜飼料
滁州正大有限公司[9]	5,398,500美元	中國／中國大陸 一九九五年八月十五日	100%*	產銷禽畜飼料
福州大福有限公司[10]	9,139,297美元	中國／中國大陸 一九八八年十一月八日	100%*	產銷禽畜飼料及雞隻
贛州正大實業有限公司[11]	人民幣18,000,000元	中國／中國大陸 一九九六年二月十七日	80%*	產銷禽畜飼料
廣安正大有限公司[12]	人民幣24,500,000元	中國／中國大陸 一九九七年三月六日	60%*	產銷禽畜飼料及雞隻
廣漢正大飼料科技有限公司[13]	818,250.95美元	中國／中國大陸 一九九四年七月二十二日	91%*	產銷禽畜飼料
桂林正大有限公司[14]	3,720,000美元	中國／中國大陸 一九九五年十二月五日	85%*	產銷禽畜飼料
貴陽正大有限公司[15]	人民幣10,000,000元	中國／中國大陸 二零零六年七月十七日	100%*	暫無業務
杭州億萬飼料科技有限公司[16]	人民幣6,700,000元	中國／中國大陸 二零零一年一月九日	100%*	產銷禽畜飼料

1.1 公司資料及重組(續)

附屬公司:(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地及日期	持有股權百分比	主要業務
懷化正大有限公司[17]	3,900,000美元	中國/中國大陸 一九九二年十月二十八日	100%*#	產銷禽畜飼料
葫蘆島正大畜牧有限公司[18]	人民幣28,100,000元	中國/中國大陸 一九九三年十二月二十七日	100%*	產銷禽畜飼料
內蒙古正大有限公司[19]	4,332,200美元	中國/中國大陸 一九九四年四月二十九日	93.9%*#	產銷禽畜飼料
江津正大有限公司[20]	人民幣7,000,000元	中國/中國大陸 一九九七年十一月十一日	60%*	產銷禽畜飼料
江蘇淮陰正大有限公司[21]	3,621,000美元	中國/中國大陸 一九九七年八月十三日	88%*	產銷禽畜飼料
濟南正大有限公司[22]	1,718,000美元	中國/中國大陸 一九九二年十二月一日	65%*	產銷禽畜飼料
九江正大飼料有限公司[23]	人民幣34,000,000元	中國/中國大陸 一九九二年八月十五日	60%*	產銷禽畜飼料
昆明正大有限公司[24]	6,405,300美元	中國/中國大陸 一九九一年十月二日	92.4%*#	產銷禽畜飼料及雞隻
蘭州正大有限公司[25]	5,604,000美元	中國/中國大陸 一九九一年七月十六日	100%*#	產銷禽畜飼料及雞隻
柳州億萬飼料科技有限公司[26]	人民幣6,700,000元	中國/中國大陸 二零零零年十二月二十八日	100%*	產銷禽畜飼料
綿陽正大有限公司[27]	4,000,000美元	中國/中國大陸 一九九五年八月十八日	80%*	產銷禽畜飼料
南昌正大畜禽有限公司[28]	人民幣32,550,000元	中國/中國大陸 一九九二年六月二十六日	100%*#	產銷禽畜飼料及雞隻

1.1 公司資料及重組(續)

附屬公司:(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地及日期	持有股權百分比	主要業務
南寧正大畜牧有限公司[29]	6,774,500美元	中國/中國大陸 一九九一年五月二日	91.6%*#	產銷禽畜飼料及雞隻
南通正大有限公司[30]	16,050,000美元	中國/中國大陸 一九九零年四月十六日	60%*	產銷禽畜飼料及雞隻
南通正大飼料有限公司[31]	人民幣60,000,000元	中國/中國大陸 一九九七年七月二十八日	60%*	產銷禽畜飼料
南通正大科技飼料有限公司[32]	人民幣3,000,000元	中國/中國大陸 二零零零年四月十日	60%*	產銷禽畜飼料
南陽正大有限公司[33]	人民幣20,000,000元	中國/中國大陸 一九九六年六月十八日	100%*#	產銷禽畜飼料
內江正大有限公司[34]	3,900,000美元	中國/中國大陸 一九九二年八月六日	70%*	產銷禽畜飼料
寧波正大農業有限公司[35]	7,415,300美元	中國/中國大陸 一九九一年五月四日	70%*	產銷禽畜飼料及雞隻
平頂山正大有限公司[36]	2,761,321美元	中國/中國大陸 一九九四年十一月二十三日	70%*	產銷禽畜飼料
青島正大農業發展有限公司[37]	5,630,000美元	中國/中國大陸 二零零四年九月二日	100%*	產銷禽畜飼料
陝西正大有限公司[38]	6,729,100美元	中國/中國大陸 一九九三年五月七日	96%*##	產銷禽畜飼料及雞隻
山西正大有限公司[39]	11,673,000美元	中國/中國大陸 一九九二年十月九日	59.9%*	產銷禽畜飼料及雞隻
瀋陽億萬飼料科技有限公司[40]	人民幣6,700,000元	中國/中國大陸 二零零一年九月十二日	100%*	產銷禽畜飼料

1.1 公司資料及重組(續)

附屬公司:(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地及日期	持有股權百分比	主要業務
瀋陽正大畜牧有限公司(41)	5,600,000美元	中國/中國大陸 一九九二年四月三十日	100%*###	產銷禽畜飼料
石家莊正大有限公司(42)	人民幣22,000,000元	中國/中國大陸 一九九三年十二月二日	100%*#	產銷禽畜飼料
雙流正大有限公司(43)	4,000,000美元	中國/中國大陸 一九九四年十一月八日	70%*	產銷禽畜飼料及雞隻
泰州正大飼料有限公司(44)	2,101,051美元	中國/中國大陸 一九九六年二月六日	76%*	產銷禽畜飼料
天津正大農牧有限公司(45)	人民幣65,540,000元	中國/中國大陸 一九九五年五月十五日	100%*	產銷禽畜飼料及雞隻
天津正大飼料科技有限公司(46)	23,812,500美元	中國/中國大陸 一九九二年二月二十一日	100%*	產銷禽畜飼料
烏魯木齊正大畜牧有限公司(47)	人民幣34,250,000元	中國/中國大陸 一九九二年七月十日	93.4%*#	產銷禽畜飼料及雞隻
武漢正大有限公司(48)	3,750,000美元	中國/中國大陸 一九九三年一月二十八日	100%*#	產銷禽畜飼料
廈門正大農牧有限公司(49)	人民幣30,400,000元	中國/中國大陸 一九八九年十一月十八日	60%*	產銷禽畜飼料及雞隻
襄樊正大有限公司(50)	人民幣59,000,000元	中國/中國大陸 一九九五年四月二十七日	100%*	產銷禽畜飼料及雞隻
徐州正大飼料有限公司(51)	人民幣16,000,000元	中國/中國大陸 一九九三年九月十八日	65%*	產銷禽畜飼料

1.1 公司資料及重組(續)

附屬公司:(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地及日期	持有股權百分比	主要業務
宜昌正大有限公司[52]	18,090,000美元	中國/中國大陸 一九九二年十二月十四日	100%*	產銷禽畜飼料及經營種豬場
銀川正大有限公司[53]	人民幣6,000,000元	中國/中國大陸 一九九八年三月五日	85%*	產銷禽畜飼料
永安正大有限公司[54]	人民幣7,000,000元	中國/中國大陸 一九九七年十一月二十六日	100%*	產銷禽畜飼料
駐馬店正大有限公司[55]	人民幣28,060,000元	中國/中國大陸 一九九一年十一月二十三日	61%*	產銷禽畜飼料

附註:

* 由附屬公司持有。

貴集團僅有權享有附屬公司盈利之85%,其餘之15%歸中國合夥人所有。

貴集團僅有權享有附屬公司盈利之87.15%,其餘之12.85%歸中國合夥人所有。

貴集團僅有權享有附屬公司盈利之87.5%,其餘之12.5%歸中國合夥人所有。

除於中國大陸註冊成立或登記註冊之附屬公司於該地點營業外,所有附屬公司之營業地點均在香港。

(1) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師湖南恆信會計師事務所審核。該公司於截至二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師湖南博盛會計師事務所有限公司審核。該公司於截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師湖南湘軍會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(2) 自註冊成立日期二零零九年十一月十八日以來,並無編製該公司之經審核財務報表。

(3) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師四川天勤會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

1.1　公司資料及重組（續）

附屬公司：（續）

(4)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京高商萬達會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(5)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師吉林華泰會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(6)　該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師湖南中智誠聯合會計師事務所審核。該公司於截至二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師長沙中仁會計師事務所有限責任公司審核。該公司於截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師湖南湘軍會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(7)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京中瑞誠聯合會計師事務所重慶分所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(8)　該公司於截至二零零六年及二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師重慶渝咨會計師事務所有限責任公司審核。該公司於截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師重慶天華會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(9)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師滁州恆立信會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(10)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師福建弘華有限責任會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(11)　該公司於截至二零零六年及二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師贛州中昊會計師事務所有限公司審核。該公司於截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師贛州中浩會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(12)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師四川恆通會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(13)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師四川蜀源會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(14)　該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師廣西方中會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

1.1 公司資料及重組(續)

附屬公司:(續)

(15) 該公司於截至二零零六年十二月三十一日止年度之法定賬目未經審核。該公司截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京中瑞誠聯合會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(16) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師杭州永信會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(17) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師湖南世紀龍會計師事務所有限責任公司審核。該公司截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師湖南泰信會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(18) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師遼寧中智會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(19) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師內蒙古明東會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(20) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京中瑞誠聯合會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(21) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師淮安新元會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(22) 該公司於截至二零零六年及二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師大信會計師事務所有限公司山東分所審核。該公司截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師山東天元同泰會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(23) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師九江潯誠會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(24) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師雲南天贏會計師事務所有限公司審核。該公司於截至二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師昆明亞太會計師事務所有限責任公司審核。該公司於截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師昆明安泰會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

1.1　公司資料及重組（續）

附屬公司：（續）

(25) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師甘肅天行健會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(26) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師廣西中陽會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(27) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師四川同人會計師事務所有限責任公司審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師四川天勤會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(28) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師中磊會計師事務所有限責任公司審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師江西鑫源會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(29) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師廣西東方廣信會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(30) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師南通萬隆會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(31) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師南通萬隆會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(32) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師如東新瑞會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(33) 該公司於截至二零零六年及二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師南陽方圓有限責任會計師事務所審核。該公司截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師南陽市正方有限責任會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(34) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師四川天勤會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

1.1 公司資料及重組(續)

附屬公司:(續)

(35) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師浙江永德會計師事務所審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師浙江德威會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(36) 該公司於截至二零零六年及二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師河南金諾會計師事務所有限公司審核。該公司截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師平頂山金朋會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(37) 該公司於截至二零零六年及二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師青島振青會計師事務所有限公司審核。該公司截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師青島中惠會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(38) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師中天銀會計師事務所陝西分所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(39) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師山西信彤會計師事務所(有限公司)審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(40) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師遼寧慧金會計師事務所有限公司審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師遼寧光明會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(41) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師瀋陽新鑫會計師事務所審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師遼寧銀劍會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(42) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師中喜會計師事務所有限責任公司石家莊分所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(43) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師四川天勤會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(44) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師泰州興瑞會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

1.1　公司資料及重組(續)

附屬公司:(續)

(45) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師天津津評協通會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(46) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師天津誠泰有限責任會計師事務所審核。該公司於截至二零零七年十二月三十一日止年度之法定賬目由中國註冊會計師天津廣信有限責任會計師事務所審核。該公司於截至二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京高商萬達會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(47) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師新疆瑞新有限責任會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(48) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師湖北陽光會計師事務所有限公司審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師武漢正浩會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(49) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師廈門天健華天有限責任會計師事務所審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師廈門市中威聯合會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(50) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師襄樊正中會計師事務所有限公司審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師襄樊遠達會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(51) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師徐州博遠會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(52) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京亞洲會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(53) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京五聯方圓會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(54) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師福建弘華有限責任會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

1.1 公司資料及重組(續)

附屬公司：(續)

(55) 該公司於截至二零零六年十二月三十一日止年度之法定賬目由中國註冊會計師駐馬店市正泰會計師事務所有限公司審核。該公司於截至二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師北京亞洲會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

共同控制企業：

公司名稱	已發行／繳足註冊股本面值	註冊成立／登記註冊地及日期	持有股權百分比	主要業務
北京正大飼料有限公司[1]	5,000,000美元	中國／中國大陸 一九八四年十二月十日	50.0%	產銷禽畜飼料
邯鄲正大飼料有限公司[2]	人民幣11,200,000元	中國／中國大陸 一九九四年七月二十二日	50.0%	產銷禽畜飼料
河南東方正大有限公司[3]	5,400,000美元	中國／中國大陸 一九九三年十二月二十九日	50.0%	產銷禽畜飼料及經營種豬場
吉林正大實業有限公司[4]	8,284,000美元	中國／中國大陸 一九九五年八月三日	50.0%	產銷禽畜飼料

由於　貴集團或其合營夥伴均未能單一操控該合營企業之商業活動，　貴集團持有之權益遂歸類為於共同控制企業持有權益。

(1) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師中勤萬信會計師事務所審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(2) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師河北盛華會計師事務所有限責任公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(3) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師洛陽明鑒會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

(4) 該公司於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度之法定賬目由中國註冊會計師吉林良信會計師事務所有限公司審核。該公司於截至二零零八年及二零零九年六月三十日止六個月期間之管理賬目未經審核。

1.1 公司資料及重組(續)

聯營公司：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地及日期	持有股權百分比	主要業務
康地正大國際有限公司	3,122,000港元	香港 一九八一年五月二十九日	50.0%	透過附屬公司產銷禽畜飼料

2.1 呈報基準

合併財務資料及比較財務資料包括CP China集團之財務資料。由於CP China集團之非飼料業務乃於 貴公司建議收購事項之範圍外，故就本報告而言，合併財務資料及比較財務資料乃按分割基準編製，以只反映CP China集團飼料業務之合併經營業績及財務狀況。

於CP China集團重組前，CP China集團於有關期間主要於中國從事飼料及非飼料業務，而作為CP China集團重組之一部份，CP China集團與Orient Success International Limited訂立協議，以將CP China集團之非飼料業務轉移Orient Success International Limited直接或間接擁有之公司。 貴公司董事認為，將非飼料業務納入CP China集團合併財務報表，無助於向 貴公司股東提供有意義之財務資料，因此使用分割法藉以僅向 貴公司股東呈報CP China集團飼料業務(即 貴公司所收購之業務)之合併財務資料。於釐定使用分割法呈報合併財務資料是否合適時， 貴公司董事參照英國投資申報準則2000「適用於過往財務資料公眾申報工作的投資申報準則」，並認為該等方法乃屬合適，因(i) CP China集團就其飼料及非飼料業務保存獨立之會計記錄；及(ii)該兩項業務乃由不同之管理團隊分開經營；及(iii) CP China集團董事根據飼料及非飼料業務獨立的管理賬目評核其表現及分配資源。

2.2 編製基準

合併財務資料及比較財務資料乃按歷史成本基準編製，惟位於中國大陸之投資物業、寫字樓物業及可供出售之投資則採用公允值計算，詳情載於下文。合併財務資料及比較財務資料以美元(「美元」)列報。

貴公司董事相信：(i)與飼料業務有關之所有過往收入及營運成本已反映於合併財務資料及比較財務資料；及(ii)與非飼料業務有關之收入及開支乃自合併財務資料及比較財務資料中撇除。

2.3 合併基準

合併財務資料及比較財務資料乃併入CP China集團之相關合併財務資料。如第II節附註1.1所闡釋，收購受共同控制之附屬公司已採用合併會計法入賬。購入會計法乃用於說明收購非受共同控制之附屬公司之事項。

合併會計法涉及併入發生共同控制合併之合併企業或業務之財務報表項目，猶如該等項目自該等合併企業或業務首次受控制方控制當日起已被合併。合併企業或業務之淨資產乃從控制方角度採用現有賬面值進行合併。並無就商譽或收購公司於被收購公司可識別資產、負債及或然負債公平淨額中之權益超出於共同控制合併時之成本之部份確認任何金額，惟以控制方權益持續者為限。合併全面收益表包括各合併企業或業務自所呈報之最早日期或自該等合併企業或業務首次受共同控制時起(以較短期間為準，無論共同控制合併日期)之業績。

購入法涉及將業務合併之成本分配至於收購日期所收購之可識別資產及所承擔負債及或然負債之公允值。收購成本按交易當日所獲資產及所產生或所承擔負債之總公允值，另加收購直接應計成本計算。根據購入會計法，附屬公司之業績自收購日期(即　貴集團獲得控制權之日期)起進行合併，並繼續合併直至有關控制權終止。

CP China集團內之公司間交易及公司間結餘所產生之所有收入、開支及未變現盈虧於合併賬目時予以悉數對銷。

非控股股東權益指　貴集團並無持有外部股東於CP China之附屬公司之業績及淨資產中之權益。

於CP China集團收購或出售其附屬公司之非控股股東權益時，代價與非控股股東權益之賬面值間之差額被確認為儲備變動。

2.4 淨流動負債

於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日，CP China集團之流動負債超過其流動資產約198,000,000美元、197,000,000美元、244,000,000美元及243,000,000美元。CP China集團透過獲得供應商之信貸期限及附利息之銀行貸款為營運提供資金。

於二零零九年六月三十日，CP China集團有應收關連企業款項約422,000,000美元，須自買賣協議完成日期起計三年內結算。然而，CP China及／或　貴公司可隨時及不時要求Orient Success International Limited及／或上述關連企業盡早償還尚未償還款項或有關部份，以為CP China集團提供營運資金(如有需要)。

貴公司董事認為，經考慮　貴公司及其附屬公司現時可獲得之銀行信貸約12,000,000美元、於到期時續貸銀行貸款及內部財務資源，CP China集團擁有足夠營運資金以應付其現時需要。因此，合併財務資料乃以持續經營基準編製。

2.5 主要會計政策

合併財務資料及比較財務資料乃根據以下符合國際財務報告準則之會計政策編製。

CP China集團並無於合併財務資料及於可資比較財務資料內採納以下已頒佈但尚未生效的新頒佈及經修訂國際財務報告準則：

國際財務報告準則第1號(經修訂)	*首次採納國際財務報告準則*[1]
國際財務報告準則第2號修訂	*以股份支付*[3]
國際財務報告準則第3號(經修訂)	*業務合併*[1]
國際財務報告準則第9號	*金融工具－分類和計量*[4]
國際會計準則第24號(經修訂)	*關連企業披露－關連企業之經修訂定義*[5]
國際會計準則第27號(經修訂)	*綜合和單獨財務報告*[1]
國際會計準則第39號修訂	*修訂國際會計準則第39號金融工具：確認和計量－合資格對沖項目*[1]
國際財務報告詮釋委員會－註釋第14號修訂	預付最低資金要求[5]
國際財務報告詮釋委員會－詮釋第17號	*向擁有者分配非現金資產*[1]
國際財務報告詮釋委員會－詮釋第18號	*從顧客處轉移資產*[2]
國際財務報告詮釋委員會－註釋第19號	金融負債與股本工具對銷[6]

除上述修訂外，國際會計準則理事會於二零零九年五月發佈了香港財務報告準則修訂，主要目的為更正和澄清一系列香港財務報告準則中存在的不一致之處。於二零零九年五月發佈之香港財務報告準則之改進包括國際財務報告準則第2號、國際財務報告準則第5號、國際財務報告準則第8號、國際會計準則第1號、國際會計準則第7號、國際會計準則第17號、國際會計準則第18號附錄、國際會計準則第36號、國際會計準則第38號、國際會計準則第39號、國際財務報告詮釋委員會－詮釋第9號及國際財務報告詮釋委員會－詮釋第16號。除修訂國際財務報告準則第2號、國際會計準則第38號、國際財務報告詮釋委員會－詮釋第9號及國際財務報告詮釋委員會－詮釋第16號均於二零零九年七月一日或之後開始之年度生效及國際會計準則第18號附錄修訂無過渡條文外，其他修訂均於二零一零年一月一日或之後開始之年度生效，儘管各準則有單獨過渡條文。

[1] 於二零零九年七月一日或之後開始之年度期間生效
[2] 對於二零零九年七月一日或之後接獲自顧客處轉移之資產有效
[3] 於二零一零年一月一日或之後開始之年度期間生效
[4] 於二零一三年一月一日或之後開始之年度期間生效
[5] 於二零一一年一月一日或之後開始之年度期間生效
[6] 於二零一零年七月一日或之後開始之年度期間生效

業務之管理層正在評估該等新頒佈及經修訂國際財務報告準則於初次採用時之影響。迄今為止，其結論為採納新頒佈及經修訂國際財務報告準則不太可能會對業務之營運業績及財務狀況構成重大影響。

附屬公司

附屬公司乃指一家由CP China直接或間接控制其財務及營運政策，以達到從其運作中獲得利益的公司。

附屬公司之業績已被併入CP China之全面收益表，並計至已收及應收股息為限。CP China所佔附屬公司之權益乃按原值扣除任何減值虧損計算。

合營企業

合營企業是按合同安排而成立的個體，供CP China集團及合營各方進行經濟活動。合營企業以獨立個體形式運作，CP China集團及合營各方各有其應佔利益。

2.5 主要會計政策（續）

合營企業（續）

合營各方訂立之合營企業協議規定合營各方投入之資金數額、合營企業之年期及清盤時資產套現之基準。從營運所得之盈利及虧損和盈餘資產分配均按合營各方之出資比例或根據合營企業協議條款攤分。

合營企業可被視為：

(a) 一家附屬公司：如CP China對該合營企業直接或間接取得單一控制權；擁有其半數以上表決權或已發行股本或控制其董事會組成；或CP China根據合約有權決定該合營企業之財務和營運政策；

(b) 一家共同控制企業：如CP China對該合營企業，不論直接或間接，均未取得單一控制權；

(c) 一家聯營公司：如CP China對該合營企業並未取得單一或共同控制權，但直接或間接持有該合營企業不少於20%之註冊股本，並對其具有重大影響力；或

(d) 根據國際會計準則第39號列為一項權益投資：如CP China直接或間接持有該合營企業少於20%之註冊股本及並無擁有共同控制權或對該合營業務概無重大影響力。

共同控制企業

共同控制企業乃指共同控制之合營企業，參與成員未能取得單一控制權以控制共同控制企業之商業活動。

CP China集團於共同控制企業之權益採用權益法按CP China集團所佔淨資產減任何減值虧損於合併財務狀況表內列賬。CP China集團應佔共同控制企業收購後之業績及儲備已分別併入合併全面收益表及合併儲備內。CP China集團與其共同控制企業進行之交易所引致之未變現收益及虧損以CP China集團於共同控制企業之權益為限予以撇銷，惟倘未變現虧損提供所轉讓資產之減值證據則除外。

聯營公司

聯營公司指CP China集團長期持有其股本投票權益不少於20%（附屬公司或共同控制企業除外），並對其具有重大影響力之公司。

CP China集團於聯營公司之權益採用權益法按CP China集團所佔淨資產減任何減值虧損於合併財務狀況表內列賬。CP China集團應佔聯營公司收購後之業績及儲備已分別併入合併全面收益表及合併儲備內。CP China集團與其聯營公司進行之交易所引致之未變現收益及虧損以CP China集團於聯營公司之權益為限予以撇銷，惟倘未變現虧損提供所轉讓資產之減值證據則除外。

聯營公司業績以已收及應收股息為限併入CP China集團之全面收益表內。CP China於聯營公司之權益被視為非流動資產及按原值扣除任何減值列賬。

2.5 主要會計政策(續)

商譽

收購附屬公司、共同控制企業及聯營公司所產生之商譽乃指業務合併之收購成本超出CP China集團於收購日分佔被收購公司按公允值計算之可確認資產、負債及或然負債之淨額。

於合併財務狀況表，因收購所產生的商譽先以成本確認為資產，繼而以成本扣除任何累計減值量度。有關聯營公司及共同控制企業之商譽已包括在CP China集團應佔權益賬面值當中，而不會於合併財務狀況表上分開單列為一個資產項目。

商譽之賬面值須每年或更頻密地(若事件或情況之改變顯示賬面值可能已減值)覆核以釐定其減值。CP China集團於十二月三十一日進行其商譽之年度減值測試。為測試減值，因業務合併所得之商譽，從收購日起被分配到CP China集團各個或各組預期將受惠於合併之協同效應的現金來源單位，不管CP China集團之其他資產或負債是否被分配到該等或該組單位。

減值乃透過評估與商譽有關之現金來源單位(一組現金來源單位)之可追償數額而釐定。減值須於現金來源單位(一組現金來源單位)之可追償數額少於其賬面值時確認入賬。商譽之減值於確認後不會在後來之期間回撥。

當商譽成為一個現金來源單位(一組現金來源單位)的一部份，而當該單位的部份業務被出售時，有關出售業務之附帶商譽應包括在該業務的賬面值內，以計算出售業務之溢利或虧損。在這情況下，出售之商譽是根據出售業務及保留於現金來源單位的部份之相對價值來計量。

超逾業務合併之成本

當收購附屬公司、聯營公司及共同控制企業時，倘CP China集團於收購日佔被收購公司可識別資產、負債及或然負債之公允價值超逾收購成本(以往稱為負商譽)之任何逾額，經重估後，將立刻確認於合併全面收益表內。

關於聯營公司及共同控制企業之逾額已包括在CP China集團應佔聯營公司及共同控制企業於收購當期內之溢利及虧損。

非金融資產減值

當有減值之跡象出現或須進行年度減值測試(存貨、金融資產及商譽除外)時，資產的可追償數額便須要被評估。資產之可追償數額為資產或現金來源單位之可使用價值及公允值扣除出售成本淨額兩者中之較高數額，及將個別釐定，除非某資產產生的現金流量不能獨立於其他資產或一組資產所產生的現金流量。在此情況下，可追償數額以其所屬之現金來源單位釐定。

當資產之賬面值超過其可追償數額，便須確認減值。在評估可用價值時，估計未來現金流量將以能反映現時市場評估的現金時間價值及資產之特定風險之稅前折讓率折讓至現值。減值將計入發生當期的全面收益表內，惟如該資產以重估值計算，則減值將根據有關重估資產之會計政策入賬。

2.5 主要會計政策(續)

非金融資產減值(續)

於每個報告日均須對先前已確認之減值是否可能不再存在或須減少而作出評估。如這顯示出現，須對可追償數額作出評估。回撥以往已確認之非商譽及金融資產之資產減值只可以因為資產可追償數額之評估準則有所變動，但回撥之數額不可高於假設在過往年度並無就該資產確認減值而釐定的賬面值(扣除任何折舊／攤銷)。回撥之減值將於發生當期計入全面收益表內，除非該資產以重估值計算，在此情況下，則回撥之減值將根據有關重估資產之會計政策入賬。

相關人士

該人士被視為與CP China集團有關如：

(a) 該人士直接或間接經一個或多個中介人(i)控制CP China集團、受CP China集團控制或與CP China集團受共同控制；(ii)於CP China集團擁有權益並對CP China集團有重大影響；或(iii)對CP China集團有共同控制權；

(b) 該人士為共同控制企業；

(c) 該人士為CP China集團或其控股公司之重要管理層成員；

(d) 該人士為(a)或(c)項所指之任何個人之密切家庭成員；或

(e) 該人士乃一家公司，受(c)或(d)項所指之任何個人直接或間接控制、共同控制或於該公司擁有重大投票權而對該公司有重大影響。

物業、廠房及設備及折舊

(a) 寫字樓物業

寫字樓物業乃於每個財務年度完結時按每年經估值所定之公開市值入賬。物業價值之變動將按個別物業各自資產重估儲備之變動中處理。倘個別物業應佔儲備之總額不足以抵銷虧絀，所多出的虧絀將計入合併全面收益表內。其後任何重估盈餘將計入合併全面收益表內，惟將以從前計入之虧絀額為限。

於出售寫字樓物業時，於資產重估儲備中就以往估值變現之有關部份將獲回撥，並直接轉入累計虧損作為儲備變動。

折舊乃按寫字樓物業25至50年之估計可使用年期以直線法撇銷其成本或估值而計算。

2.5　主要會計政策(續)

物業、廠房及設備及折舊(續)

(b)　其他物業、廠房及設備

其他物業、廠房及設備乃按其成本扣除累計折舊及任何減值虧損入賬。

於中國大陸之物業、廠房及設備依據中國有關規則計算折舊，規定每類資產須按其個別估計經濟使用期及估計剩餘價值以直線法計算折舊。物業、廠房及設備之剩餘價值乃於出售時之估計可追償數額扣除任何出售時之估計成本。上述折舊所採用之主要年率如下：

於中國大陸之工業廠房	2% – $4^1/_2$%
廠房及機器	6% – 15%
傢俱、裝置及設備	10% – $33^1/_3$%
汽車及運輸設施	9% – $33^1/_3$%

採用以上主要年率乃基於中國會計準則及與國際財務報告準則沒有重大分歧之年率。

於每個結算日，均會對剩餘價值、可使用年期及折舊方法進行複核及調整(如有需要)。

物業、廠房及設備應當於出售或於通過使用或出售均預期不能產生經濟利益時終止確認。資產在終止確認的期間，於合併全面收益表被確認的任何經出售或撤回的溢利或虧損，是該資產的出售所得淨額與賬面值之差額。

(c)　在建工程

在建工程指興建筒倉、工廠及倉庫，按成本減去任何減值列示，但不計提折舊。成本包括直接建造成本及於工程建造期間被資本化的相關借貸成本。當工程完成及設施已能投入使用時，在建工程會被重新分類至物業、廠房及設備或投資物業。

投資物業

投資物業乃土地及樓宇之權益(包括物業營運租賃之契約權益並附合投資物業之定義)用以賺取租金收入及／或資本增值而非用以生產或提供貨物或服務或作行政用途；或於日常業務中出售。該等物業先以成本(包括交易成本)計量。隨初始確認後，於結算日投資物業會以公允值入賬以反映市場狀況。

投資物業公允值變更所帶來之溢利或虧損於產生年度計入合併全面收益表內。

撤回或出售投資物業之任何溢利或虧損於撤回或出售之年度確認於合併全面收益表內。

至於當投資物業轉變為業主自用物業，其入賬之假定成本為物業於更改用途日之公允值。如CP China集團自用之物業轉變為投資物業，CP China集團須根據於前述之「物業、廠房及設備及折舊」政策入賬至更改用途日，並於當日將該物業之賬面值及公允值之差額，根據前述之「物業、廠房及設備及折舊」政策作為重估入賬。

2.5 主要會計政策(續)

租賃

如租賃是出租人保留絕大多數隨擁有資產而得的風險及回報，此為經營租賃。倘若CP China集團為承租人，根據經營租賃應付租金於扣除自出租人收取之任何獎勵後按租賃期限以直線法於綜合損益表中扣除。

預付土地租賃費乃付予中國政府機關之土地使用權支出。經營租賃項下支付之土地租賃費最初以成本列賬並隨後按各使用權之期限以直線基準確認。

投資及其他金融資產

根據國際會計準則第39號金融資產須適當地分類為貸款及應收賬款或可供出售之金融資產。金融資產應先以公允值計量，如投資並非透過損益按公允值處理，須附加直接交易成本。

CP China集團首次成為某合約之訂約方時，會考慮該合約是否包含內嵌式衍生工具。若分析顯示內嵌式衍生工具之經濟特徵與風險與主體合約並無密切關係時，則內嵌式衍生工具與並非透過損益按公允值處理之主體合約分開處理。僅當合約之條款變更顯著改變現金流量而以其他方式根據合約需要時，方會予以重新評估。

CP China集團在初始確認時評定其為金融資產後，會在許可及適當情況下，於結算日重新釐定其分類及評定其名稱。

所有以一般方式購買或出售之金融資產於交易日(即CP China集團承諾購買或出售資產日)確認。以一般方式購買或出售乃指須於市場釐定之規則或協定之期間內交割購買或出售之金融資產。

貸款及應收賬款

貸款及應收賬款乃有固定或已釐定付款之非衍生金融資產，該等資產不會於交投活躍之市場報價，並採用有效利率法按已攤銷成本扣除任何減值準備列賬。已攤銷成本包括於收購時所產生的折讓或溢價，也包括在有效利率及交易成本中不可分割的費用。當貸款及應收賬款被終止確認、減值或經攤銷過程時，溢利或虧損須確認於合併全面收益表內。

可供出售之投資

可供出售之投資乃於上市及非上市權益證券中被定為可供出售或不被分類為其他類別之非衍生金融資產。自初始確認後，可供出售之投資以公允值計量，其溢利或虧損在權益中單獨確認，直至該投資被終止確認或直至該投資被釐定為已減值時，先前於權益列報之累計溢利或虧損須計入合併全面收益表內。

當非上市權益證券之公允值因(a)該投資的合理公允值的估計存在重大可變性，或(b)在一定範圍內各種估計的可能性不能合理地評估及用於估算公允值，造成不能可靠地計量，該等證券須以成本扣除任何減值損失列賬。

2.5 主要會計政策（續）

投資及其他金融資產（續）

公允值

於有組織之金融市場交投活躍的投資，其公允值乃按結算日收市時之市場報價釐定。如該投資沒有一個交投活躍之市場，其公允值以估值方法釐定。該等方法包括近期市場交易、參考另一大致相同之工具的現時市場價值、現金流量貼現分析及其他估值模型。

金融資產之減值

CP China集團於每個結算日評估是否有任何客觀證據證明一項或一組金融資產已減值。

以攤銷成本列賬之資產

如有客觀跡象表明以攤銷成本入賬的貸款及應收賬款已出現減值損失，耗損值將以資產的賬面價值與估算未來的現金流量（不包括未發生的信貸損失）以金融資產之原始有效利率（即在初始確認時計算的有效利率）折現的現值之差額計量。有關的資產賬面值可通過直接沖減或使用備抵賬來抵減。有關損失須在合併全面收益表中確認。倘實際上並不預期可於日後收回款項，則貸款及應收款項和任何相關備抵賬金額將予以撇銷。

如在以後的期間，減值的金額減少，且此減少可客觀上與減值確認後發生的事項相關聯，則先前確認的減值可透過調整備抵賬回撥。任何對以前年度的減值作出之回撥，須於合併全面收益表中確認，惟該資產於回撥日期的賬面值不得超逾其攤銷成本。

有關應收賬款及其他應收款項，如有客觀跡象顯示（例如債務人有破產的可能或有重大財政困難及科技、市場經紀或法律環境之重大變動對債務人有重大不利影響），CP China集團將不可能收回按原發票上列明的所有款項，則有需要就此計提減值準備。應收賬款的賬面值會用備抵賬來抵減。當應收賬款被評定為不可收回，其已減值的款項將被終止確認。

資產以成本列賬

倘有客觀證據證明非上市股本工具因未能可靠計量其公允值，而不按公允值列示，其減值將按資產賬面值及估算未來現金流量的貼現值（按類似金融資產目前市場回報率計算折現）的差額計算。該等資產的減值不得予以回撥。

可供出售之投資

如可供出售投資已出現減值，此包括其成本（扣除任何主要付款及攤銷）及現有公允值之差額扣除任何從前已於合併全面收益表確認之減值，將由權益賬轉移至合併全面收益表。當可供出售投資之公允價值較其成本顯著或持續下降，或有其他證據表明資產已發生減值的情況時，將相應計提減值準備。「顯著」及「持續」的定義需要專業判斷。被歸類為可供出售之權益工具之減值不可由合併全面收益表中回撥。

2.5 主要會計政策(續)

終止確認金融資產

金融資產(金融資產的一部份或相似金融資產群組的一部份,如適用)會被終止確認,當:

- 從資產收取現金流量之權利屆滿;
- CP China集團保留從資產收取現金流量之權利,但假設有「轉嫁予第三者」之安排時有責任在沒有重大延遲的情況下支付全數予第三者;或
- CP China集團已轉讓從資產收取現金流量之權利,並(a)已完全地轉讓資產之所有風險及回報,或(b)沒有完全地轉讓或保留資產之所有風險及回報,但已轉讓資產之控制權。

CP China集團凡轉讓其收取該項資產所得現金流量之權利,但並無轉讓或保留該項資產的絕大部分風險及回報,且並無轉讓該項資產之控制權,該項資產將確認入賬,條件為CP China集團須持續涉及該項資產。持續涉及指CP China集團就已轉讓資產作出的一項保證,已轉讓資產乃以該項資產之原賬面值及CP China集團或須償還的代價數額上限(以較低者為準)計算。

倘以書面及/或購買期權(包括現金結算期權或類似條文)為已轉讓資產之持續涉及,CP China集團的持續涉及程度將視乎CP China集團可能購回已轉讓資產金額,惟以書面認沽期權(包括現金結算期權或類似條文)按公允值計量的資產除外,在該情況下CP China集團持續參與程度則以已轉讓資產公允值及期權行使價(以較低者為準)為限。

以攤銷成本列賬之金融負債(包括附利息之銀行貸款)

金融負債包括應付賬項、應付票據及其他應付賬項、應付關連企業及少數股東款項及附利息之銀行貸款,其初次確認入賬是根據公允值減去直接相關的交易成本,之後按有效利率法攤銷成本計算,除非貼現的影響並不重要,在此情況下可以成本列賬。有關利息支出已於合併全面收益表「財務成本」內確認。

當負債經攤銷過程被終止確認時,溢利及虧損將通過合併全面收益表被確認。

財務擔保合同

在國際會計準則第39號的範圍內,財務擔保合同被當成金融負債。財務擔保合同的初次確認是以其公允值加上與購入或發出之財務擔保合同有直接關係的交易成本,除非此合同經損益以公允值確認。在初次確認之後,CP China集團對財務擔保合同的計量以(i)於報告日期履行有關責任之最佳估計開支金額;及(ii)根據國際會計準則第18號「收入」按初步確認金額減累計攤銷(如適用)兩者之較高者計算。

終止確認金融負債

當金融負債之責任已履行、取消或屆滿時,金融負債會被終止確認。

當現時金融負債被另一項由同一貸款人借出,而條款有重大不同之金融負債所取代,或當現時負債之條款被重大修訂,該取代或修訂被視為對原有負債之終止確認及對新負債之確認,而相關之賬面值差額確認於合併全面收益表內。

2.5 主要會計政策(續)

存貨

存貨乃按成本(採用加權平均基準)或可變現淨值兩者中之較低者列賬。成本包括直接物料、直接勞工及適當分配之間接成本。可變現淨值乃按估計售價扣除完工及出售前任何預計成本計算。

現金及現金等額

就綜合現金流量報表而言,現金及現金等額乃指現金、定期存款及高度流通性之短期投資(可隨時套現為已知數額之現金,而其低風險價值變更,且購入時之到期日較短,一般而言為三個月內),該等額扣除要求付還之銀行透支及佔CP China集團現金管理之主要部份。

就資產負債表而言,現金及現金等額包括現金及銀行存款(包括定期存款),概無用途限制。

撥備

當由以往事項引至現時的債項(法定或推定)很可能導致未來資源外流以清償債項,如有可靠之評估金額,方可確認撥備。

當折現的影響重大時,撥備之確認數額乃以未來預計作清償債項所需支出,於報告日期以貼現值計算。隨時間過去而增加的折現值會包括在合併全面收益表之財務成本內。

收入稅項

收入稅項包括即期稅項及遞延稅項。收入稅項確認於合併全面收益表內。如收入稅項與相同或不同時期直接確認於權益之項目有關,收入稅項將計入權益內。

即期稅項資產與負債於現在及先前時期以預期恢復或支付予稅務部門之金額計量。

遞延稅項乃根據資產及負債的稅基及其就財務申報目的之賬面值於結算日的所有短期差額以負債法撥備。

所有應課稅之短期差額撥入遞延稅務債項內,除了:

- 於初始確認交易之資產及負債(業務合併除外)時產生遞延稅項負債,並於交易時不影響會計溢利及應課稅溢利或虧損;及

- 與附屬公司、聯營公司及合營企業權益之投資有關的應課稅短期差額,其回撥時間可受控制及這短期差額在可見的將來不作回撥。

2.5 主要會計政策(續)

收入稅項(續)

所有可扣減的短期差額、前期未動用之稅項資產及稅項虧損可抵銷遞延稅項資產，並可於可扣減短期差額、前期未動用之稅項資產及稅項虧損中抵扣可能產生之應課稅溢利，除了：

- 初始確認交易之資產及負債(業務合併除外)時產生遞延稅項資產有關可扣減短期差額，並於交易時不影響會計溢利及應課稅溢利或虧損；及
- 與附屬公司、聯營公司及合營企業權益之投資有關之遞延稅項資產可扣減短期差額而確認，而當未來之應課稅溢利可被用作抵扣短期差額，而使該短期差額可於可見將來回撥。

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利以容許遞延稅項資產之全部或部分可被抵扣時減低賬面值。相反地，未被確認之遞延稅項資產須於每個報告日期再作評估，並在可能再有足夠應課稅溢利以容許遞延資產之全部或部份可被抵扣入賬。

遞延稅項資產及負債之稅率乃按預期於資產變現或負債償還時期，並按報告日期已執行或實際會執行之稅率(及稅例)計量。

遞延稅項資產及遞延稅項負債可於現時稅項資產及現時稅項負債根據合法而可實施之對沖權利出現時及於遞延稅項與同一應課稅公司及機構有關時可互相抵銷。

政府補助

如能就收取政府補助及將可符合該補助所有附帶條件作出合理保證，該補助之公允價值則予以確認。若補助關於某一資產，則將其公允價值計入遞延收益賬，並於有關資產的預計可使用年期內，每年以等額撥往損益賬。

收入確認

當經濟利益將會流入CP China集團及當收入能夠可靠地計量時，按下列基準，將可確認為收入：

(a) 於貨品出售時，重大風險和得益之擁有權已轉嫁予買方(CP China集團必須未有涉及因持有股權而參與企業之管理，亦無對所出售之貨物擁有有效控制權)；及

(b) 利息收入，按應計基準以有效利率法應用該率，以估計未來現金收入之預期金融工具年期貼現至該金融工具之賬面淨值計算。

2.5　主要會計政策(續)

外幣

由於本公司以美元列報其財務報表，合併財務資料及比較財務資料乃以美元(「美元」)編製。CP China集團之各實體確定其各自之營運貨幣，並以該營運貨幣計量各實體之財務報表內之項目。外幣交易將最先以營運貨幣於交易日之兑換率入賬。以外幣結算之貨幣資產及負債須按報告日期之匯率換算成營運貨幣。所有匯兑差異均須納入合併全面收益表。以外幣歷史成本結算之非貨幣項目須按初始交易日之匯率換算。以外幣公允值結算之非貨幣項目則按釐定公允值日期之匯率換算。

CP China集團及其海外附屬公司之營運貨幣為美元，而其於中國之附屬公司及共同控制實體之營運貨幣為美元。於結算日，該等實體之資產及負債均按報告日期現行之匯率換算為CP China之呈列貨幣，而彼等之全面收益表按本期間之加權平均匯率換算為美元。所引起之換算差額乃計入外匯浮動儲備。於出售一間外國實體時，於權益確認之有關該特定外國營運之遞延累計金額乃確認於合併全面收益表內。

就綜合現金流量報表而言，海外附屬公司之現金流量按現金流動日期現行之匯率換算為美元。海外附屬公司於整個年度內頻繁產生之現金流量按本期間之加權平均匯率換算為美元。

借貸成本

直接用於購入、興建或製造具質素資產(指需若干時期以作準備，方可成為可使用之資產)之借貸成本會被資本化以計入資產成本一部份。當資產可作使用或出售時，該借貸成本將不再被資本化。特定借貸之暫時投資賺取之投資收入須根據彼等就具質素資產之開支從已資本化借貸成本中扣減。

其他員工福利

退休福利計劃

按中國政府之法規，每家中國大陸合營企業須按中國大陸員工總收入之14%至24%作為就國家管理退休計劃作出指定供款。而中國政府會為退休員工發放退休金。合營企業員工於退休日後能按月收取退休金。除週年供款外，合營企業對退休後之福利無須承擔。

3. 主要會計判斷及評估

編製CP China集團合併財務資料及比較財務資料需要管理層於報告日期作出影響收入、開支、資產及負債之已報數額及或然負債之披露之判斷、估計及假設。然而，有關該等假設及估計之不明朗因素可能引致需要於未來對受影響之資產或負債之賬面值作出重大調整。

判斷

於應用CP China集團會計政策之過程中，除有關評估對合併財務資料及比較財務資料之確認數額造成重大影響外，管理層作了以下意見：

折舊及攤銷

CP China集團之物業、廠房及設備於二零零六年、二零零七年、二零零八年十二月三十一日及二零零九年六月三十日之賬面淨額分別為168,344,000美元、172,728,000美元、179,311,000美元及181,477,000美元。CP China集團於設備投入生產之日期開始，按其估計可使用年期及估計剩餘價值以直線法計提資產之折舊，年率由2%至33⅓%不等。估計可使用年期及CP China集團設備投入生產之日期反映董事對CP China集團於其物業、廠房及機器設備之使用而為其所帶來之未來經濟得益之預計時期。

應收賬款之減值

CP China集團減值撥備之政策乃按可收款能力與賬齡分析及管理層之意見。於考慮評估此等應收款項之最後兌現可能性，必須考慮的範圍包括每位顧客之信譽及過往之還款狀況。當CP China集團之顧客財務狀況惡化而導致其還款能力減退，CP China集團可能需要作出額外補貼。

存貨之折損

CP China集團之管理層於每個報告日期均審閱賬齡分析及對過時及銷售緩慢而被識別為不適用於生產之存貨作出折損入賬。管理層估計製成品及在製品之可變現價值淨額乃主要按最近期之發票價格及現時市場情況。CP China集團於每個報告日期以每種產品為基礎進行存貨審查，並對過時之貨品計入折損。

不確定因素之評估

於報告日期有關未來之主要假設及其他不確定因素的評估之主要來源，會使下期財政年度內的資產及負債賬面值引致有重大的調整及風險，並於以下討論。

商譽以外之非財務資產之減值

CP China集團於各個報告日期評估是否有表明所有非財務資產出現減值之跡象。並無確定可使用年期之無形資產按年度或於有關跡象存在之其他時間進行減值測試。其他非財務資產於有跡象表明賬面值可能無法收回時進行減值測試。當進行可用價值計算時，管理層必須估計自該資產或現金來源單位之預期未來現金流量作出估計，並選擇適當之折讓率，以計算該等現金流量之現值。有關進一步詳情（包括主要假設之敏感度分析），請參閱合併財務資料附註37。

3. 主要會計判斷及評估(續)

不確定因素之評估(續)

物業、廠房及設備之減值

當物業、廠房及設備之賬面值超過其可收回金額時，對物業、廠房及設備確認減值虧損。資產或(倘合適)彼等所屬之現金來源單位之可收回金額為其公允值減銷售成本與使用價值兩者之較高者。可收回金額根據公允值減銷售成本予以釐定，其根據自公平交易中知情及自願各方出售該資產取得，並反映於報告日期可獲得金額(扣除出售成本)之最佳資料計算。就估計可用價值而言，CP China集團之管理層估計自現金來源單位獲得之未來現金流量，並選擇適當折讓率，以計算該等現金流量之現值。

遞延税項資產

所有可扣減的未動用之税項虧損可抵銷遞延税項資產，並可於未動用之税項虧損中抵扣可能產生之應課税溢利。釐定可確認之遞延税項資產金額時須管理層作出重大判斷。於二零零六年、二零零七年、二零零八年十二月三十一日及二零零九年六月三十日有關已確認税項虧損之遞延税項資產之賬面值分別為零、零、771,000美元及890,000美元。於二零零六年、二零零七年、二零零八年十二月三十一日及二零零九年六月三十日未確認税項虧損金額分別為12,422,000美元、6,118,000美元、3,005,000美元及1,844,000美元。有關進一步詳情載於合併財務資料附註22。

4. 收入

收入，亦為CP China集團之營業額，乃租金收益及扣除退貨及貿易折扣後之銷售發票淨值，惟不包括集團內部交易。

上述收入不包括CP China集團之共同控制實體及聯營公司之收入，其概要分別載於合併財務資料附註17及18之共同控制實體及聯營公司之合併業績。

5. 其他收益

		截至十二月三十一日止年度			截至六月三十日止六個月	
		二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	附註	*千美元*	*千美元*	*千美元*	*千美元* (未經審核)	*千美元*
銀行及其他利息收益		2,170	2,049	2,410	1,146	3,172
投資物業公允值變動	15	132	–	–	–	–
出售物業、廠房及設備項目溢利淨額		357	195	–	–	–
政府補助		263	–	–	–	–
來自關連企業之技術支援服務費收入		–	–	–	–	15,500
就來自中國企業分佔盈利						
再投資之退税		–	6,020	481	–	–
其他		265	136	425	438	103
		3,187	8,400	3,316	1,584	18,775

6. 其他虧損

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	千美元	*千美元*	*千美元*	*千美元* (未經審核)	*千美元*
出售物業、廠房及設備項目虧損淨額	–	–	268	229	189

7. 財務成本

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	千美元	*千美元*	*千美元*	*千美元* (未經審核)	*千美元*
須於五年內全額償還之銀行貸款之利息支出	11,943	10,944	17,718	10,670	7,229

8. 除税前溢利

CP China集團除税前溢利經扣除／(計入)下列各項：

		截至十二月三十一日止年度			截至六月三十日止六個月	
		二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	附註	*千美元*	*千美元*	*千美元*	*千美元* (未經審核)	*千美元*
核數師酬金		–	–	–	–	–
折舊	14	19,901	18,111	19,451	10,410	9,235
預付土地租賃費攤銷	16	589	565	592	199	222
應收款項減值／(減值回撥)	24	(159)	558	(857)	(728)	9
存貨減值／(回撥)至可變現淨值		187	(124)	63	72	–
出售物業、廠房及設備淨虧損／(溢利)		(357)	(195)	268	229	189
出售土地租賃費虧損		134	–	–	–	–
投資物業公允值變動	15	(132)	–	–	–	–
按經營租賃之最低租金：						
土地及建築		798	1,097	1,027	455	579
廠房及機器		258	265	262	203	186
職工薪酬支出：						
工資及薪金		50,500	59,068	80,479	37,478	43,462
退休金供款		5,015	5,216	5,942	3,264	3,288
		55,515	64,284	86,421	40,742	46,750
外匯兑換差額淨值		(2,021)	(4,606)	(6,582)	(727)	(38)

9. 董事酬金

CP China之董事概無就彼等提供予CP China集團之服務收取任何費用或酬金。

並無任何安排而CP China董事據此放棄或同意放棄任何酬金。

10. 五位最高薪酬僱員

於有關期間內，五位最高薪酬僱員之薪酬分析如下：

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	千美元	*千美元*	*千美元*	*千美元* (未經審核)	*千美元*
基本薪酬、津貼及非現金得益	430	485	579	262	347
退休金計劃供款	–	–	–	–	–
已付及應付獎勵	–	–	–	–	–
	430	485	579	262	347

最高薪酬僱員(非董事)之酬金介乎下列範圍：

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	人數	*人數*	*人數*	*人數* (未經審核)	*人數*
零至128,000美元(相等於零至1,000,000港元)	4	4	4	4	4
128,001美元至192,000美元(相等於1,000,001港元至1,500,000港元)	1	1	1	1	1
	5	5	5	5	5

11. 分部資料

合併財務資料乃按分割基準編製，以反映僅來自CP China集團之飼料業務。為方便管理，CP China集團之飼料業務乃按一個經營分部予以監察，以分配資源及評估表現。經營分部並無予以彙集以構成上述可報告經營分部。

CP China集團之收入及經營業績純粹來自其於中國之營運，而其可識別資產及負債位於中國。

於有關期間及截至二零零八年六月三十日止六個月內，向單一客戶之銷售額並無達到CP China集團收入之10%或以上。

12. 稅項

於截至二零零六年及二零零七年十二月三十一日止年度，中國企業所得稅乃按稅率33%撥備，而CP China集團於中國之若干附屬公司、共同控制企業及聯營公司可獲豁免及減收企業所得稅，並須按15%至33%之稅率繳納所得稅。於截至二零零八年十二月三十一日止年度及截至二零零八年及二零零九年六月三十日止期間，根據中國之相關稅務守則及法例，CP China集團之附屬公司、共同控制企業及聯營公司均須根據自二零零八年一月一日起生效之中國企業所得稅法就彼等之應課稅收入按25%之稅率繳納所得稅。

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	千美元	*千美元*	*千美元*	*千美元* (未經審核)	*千美元*
本年度／期間支出－中國大陸地區	4,241	3,737	9,413	3,886	8,049
過往年度撥備不足／(超額撥備)	(189)	(60)	76	17	(63)
遞延稅項－中國大陸地區*(附註22)*	–	–	(771)	–	(119)
	4,052	3,677	8,718	3,903	7,867

	截至十二月三十一日止年度						截至六月三十日止六個月			
	二零零六年		二零零七年		二零零八年		二零零八年		二零零九年	
	千美元	*%*	*千美元*	*%*	*千美元*	*%*	*千美元* (未經審核)	*%*	*千美元*	*%*
除稅前溢利	10,380		19,601		46,631		20,750		48,497	
按法定稅率計算之稅務	3,425	33.0	6,468	33.0	11,658	25.0	5,188	25.0	12,124	25.0
按特定省或地區所制定之較低稅率計算之稅務	(2,415)	(23.3)	3,565	18.2	(1,625)	(3.5)	(899)	(4.3)	(3,720)	(7.7)
過往年度／期間當期稅務之調整	(189)	(1.8)	(60)	(0.3)	76	0.2	17	–	(63)	(0.1)
無需課稅收入	(527)	(5.1)	(7,585)	(38.7)	(2,082)	(4.5)	(1,015)	(4.8)	(1,250)	(2.6)
非減免支出	466	4.5	314	1.6	857	1.8	485	2.3	711	1.5
附屬公司之未確認稅務虧損	3,355	32.3	1,737	8.9	578	1.3	436	2.1	181	0.4
稅項豁免或減少	(357)	(3.4)	(1,106)	(5.6)	(1,313)	(2.8)	(541)	(2.6)	(515)	(1.1)
共同控制企業及聯營公司應佔溢利及虧損	294	2.8	344	1.7	569	1.2	232	1.1	399	0.8
按實際稅率計算呈列之稅項開支	4,052	39.0	3,677	18.8	8,718	18.7	3,903	18.8	7,867	16.2

截至二零零六年，二零零七年及二零零八年十二月三十一日止年度及截至二零零八年及二零零九年六月三十日止六個月，應佔共同控制企業及聯營公司之稅項分別為693,000美元、729,000美元、1,685,000美元、1,010,000美元及4,031,000美元，此等稅項已包含在合併全面收益表內「應佔共同控制企業及聯營公司溢利及虧損」中。

13. 每股溢利

每股溢利資料並無予以呈列，原因為就本報告而言，由於第II節附註1.1及2.1所載之CP China重組及分割呈列方式，認為包含每股溢利資料並無意義。

14. 物業、廠房及設備

	中國大陸之寫字樓 千美元	中國大陸之工業樓宇 千美元	廠房及機器 千美元	傢俱、裝置及設備 千美元	汽車及運輸設施 千美元	在建工程 千美元	總額 千美元
於二零零六年十二月三十一日							
於二零零六年一月一日：							
成本或估值	5,095	124,778	202,757	23,174	14,358	14,957	385,119
累計折舊	–	(54,433)	(140,540)	(16,538)	(10,198)	–	(221,709)
賬面淨值	5,095	70,345	62,217	6,636	4,160	14,957	163,410
於二零零六年一月一日，已扣除累計折舊	5,095	70,345	62,217	6,636	4,160	14,957	163,410
添置	–	2,279	2,628	2,561	838	15,492	23,798
重估	532	–	–	–	–	–	532
轉撥	–	2,433	9,552	876	61	(12,922)	–
撥入投資物業 *(附註15)*	(752)	–	–	–	–	–	(752)
出售	–	(1,909)	(2,082)	(361)	(446)	–	(4,798)
年內計提折舊	(273)	(5,867)	(10,668)	(1,906)	(1,187)	–	(19,901)
外匯調整	180	2,212	2,592	276	172	623	6,055
於二零零六年十二月三十一日，已扣除累計折舊	4,782	69,493	64,239	8,082	3,598	18,150	168,344
於二零零六年十二月三十一日：							
成本或估值	4,782	129,907	218,110	25,933	13,171	18,150	410,053
累計折舊	–	(60,414)	(153,871)	(17,851)	(9,573)	–	(241,709)
賬面淨值	4,782	69,493	64,239	8,082	3,598	18,150	168,344
成本或估值之分析：							
按成本值	–	129,907	218,110	25,933	13,171	18,150	405,271
於二零零六年十二月三十一日估值	4,782	–	–	–	–	–	4,782
	4,782	129,907	218,110	25,933	13,171	18,150	410,053

14. 物業、廠房及設備(續)

	中國大陸之寫字樓 千美元	中國大陸之工業樓宇 千美元	廠房及機器 千美元	傢俱、裝置及設備 千美元	汽車及運輸設施 千美元	在建工程 千美元	總額 千美元
二零零七年十二月三十一日							
於二零零七年一月一日：							
成本或估值	4,782	129,907	218,110	25,933	13,171	18,150	410,053
累計折舊	–	(60,414)	(153,871)	(17,851)	(9,573)	–	(241,709)
賬面淨值	4,782	69,493	64,239	8,082	3,598	18,150	168,344
於二零零七年一月一日，已扣除累計折舊	4,782	69,493	64,239	8,082	3,598	18,150	168,344
添置	–	674	2,729	2,443	1,042	12,306	19,194
重估	600	–	–	–	–	–	600
轉撥	–	15,076	9,027	2,201	207	(26,511)	–
出售	–	(5,002)	(2,709)	(1,359)	(295)	–	(9,365)
年內計提折舊	(306)	(6,101)	(8,125)	(2,556)	(1,023)	–	(18,111)
外匯調整	640	4,842	4,496	566	252	1,270	12,066
於二零零七年十二月三十一日，已扣除累計折舊	5,716	78,982	69,657	9,377	3,781	5,215	172,728
於二零零七年十二月三十一日：							
成本或估值	5,716	147,635	237,147	29,529	13,541	5,215	438,783
累計折舊	–	(68,653)	(167,490)	(20,152)	(9,760)	–	(266,055)
賬面淨值	5,716	78,982	69,657	9,377	3,781	5,215	172,728
成本或估值分析：							
按成本	–	147,635	237,147	29,529	13,541	5,215	433,067
於二零零七年十二月三十一日估值	5,716	–	–	–	–	–	5,716
	5,716	147,635	237,147	29,529	13,541	5,215	438,783

14. 物業、廠房及設備(續)

	中國大陸之寫字樓	中國大陸之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零八年十二月三十一日							
於二零零八年一月一日：							
成本或估值	5,716	147,635	237,147	29,529	13,541	5,215	438,783
累計折舊	–	(68,653)	(167,490)	(20,152)	(9,760)	–	(266,055)
賬面淨值	5,716	78,982	69,657	9,377	3,781	5,215	172,728
於二零零八年一月一日，已扣除累計折舊	5,716	78,982	69,657	9,377	3,781	5,215	172,728
添置	–	805	5,920	3,248	1,750	10,830	22,553
轉撥	–	3,301	7,154	775	245	(11,475)	–
撥入投資物業*(附註15)*	(370)	–	–	–	–	–	(370)
出售	–	(3,765)	(729)	(627)	(345)	–	(5,466)
年內計提折舊	(330)	(5,456)	(9,828)	(2,769)	(1,068)	–	(19,451)
外匯調整	314	4,435	3,537	526	212	293	9,317
於二零零八年十二月三十一日，已扣除累計折舊	5,330	78,302	75,711	10,530	4,575	4,863	179,311
於二零零八年十二月三十一日：							
成本或估值	5,330	156,507	260,751	33,066	13,665	4,863	474,182
累計折舊	–	(78,205)	(185,040)	(22,536)	(9,090)	–	(294,871)
賬面淨值	5,330	78,302	75,711	10,530	4,575	4,863	179,311
成本或估值分析：							
按成本值	–	156,507	260,751	33,066	13,665	4,863	468,852
於二零零八年十二月三十一日估值	5,330	–	–	–	–	–	5,330
	5,330	156,507	260,751	33,066	13,665	4,863	474,182

14. 物業、廠房及設備(續)

	中國大陸之寫字樓	中國大陸之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零九年六月三十日							
於二零零九年一月一日:							
成本或估值	5,330	156,507	260,751	33,066	13,665	4,863	474,182
累計折舊	–	(78,205)	(185,040)	(22,536)	(9,090)	–	(294,871)
賬面淨值	5,330	78,302	75,711	10,530	4,575	4,863	179,311
於二零零九年一月一日,已扣除累計折舊	5,330	78,302	75,711	10,530	4,575	4,863	179,311
添置	–	479	822	1,133	1,558	7,754	11,746
轉撥	–	2,099	1,769	275	89	(4,232)	–
出售	–	–	(51)	(175)	(119)	–	(345)
期內計提折舊	(189)	(3,322)	(3,656)	(1,414)	(654)	–	(9,235)
於二零零九年六月三十日,已扣除累計折舊	5,141	77,558	74,595	10,349	5,449	8,385	181,477
於二零零九年六月三十日:							
成本或估值	5,141	159,265	262,803	34,039	14,688	8,385	484,321
累計折舊	–	(81,707)	(188,208)	(23,690)	(9,239)	–	(302,844)
賬面淨值	5,141	77,558	74,595	10,349	5,449	8,385	181,477
成本或估值分析:							
按成本值	–	159,265	262,803	34,039	14,688	8,385	479,180
於二零零九年六月三十日估值	5,141	–	–	–	–	–	5,141
	5,141	159,265	262,803	34,039	14,688	8,385	484,321

CP China集團之寫字樓物業及工業樓宇均位於中國大陸地區,為中期契約樓宇。於二零零六年十二月三十一日,位於中國大陸之寫字樓物業價值由獨立專業合資格測量師行保柏國際評估有限公司按折舊重置成本基準作評估;於二零零七年及二零零八年十二月三十一日及二零零九年六月三十日,位於中國大陸之寫字樓物業價值由獨立專業合資格測量師嘉漫(香港)有限公司按折舊重置成本基準作評估。重估盈餘532,000美元、600,000美元、零、零及零直接計入截至二零零六年、二零零七年及二零零八年十二月三十一日止年度及截二零零八年及二零零九年六月三十日止六個月各自之合併權益變動表內之資產重估儲備。

倘若CP China集團於中國大陸地區之寫字樓物業按其成本扣除累計折舊入賬,該等物業於二零零六年、二零零七年、二零零八年及二零零九年六月三十日之賬面值應分別為4,914,000美元、4,942,000美元、4,513,000美元及4,524,000美元。

CP China集團於中國大陸地區之若干樓宇及廠房及機器被抵押,以作為附利息銀行借貸之抵押品,有關進一步詳情載於合併財務資料附註28。

14. 物業、廠房及設備(續)

CP China集團若干物業、機器及設備被用於非飼料業務，該等業務之經營業績並無包含於合併財務資料及比較財務資料，該等資產之賬面淨值載列如下：

	中國大陸之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	千美元	千美元	千美元	千美元	千美元
於下列日期之賬面淨值：						
二零零六年十二月三十一日	11,492	8,816	989	313	1,409	23,019
二零零七年十二月三十一日	13,626	8,420	1,305	463	307	24,121
二零零八年十二月三十一日	13,803	7,622	948	468	2,033	24,874
二零零九年六月三十日	14,923	8,040	1,012	500	4,611	29,086

15. 投資物業

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	千美元	千美元	千美元
位於中國大陸地區之中期契約，按估值：				
於年／期初	291	1,214	1,299	1,745
撥自自用物業 *(附註14)*	752	–	370	–
公允值調整之溢利淨額 *(附註8)*	132	–	–	–
外匯調整	39	85	76	–
於年／期末	1,214	1,299	1,745	1,745

於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度及截至二零零八年及二零零九年六月三十日止六個月，計入合併全面收益表之公允值溢利總額分別為132,000美元、零、零、零及零(附註8)。

位於中國大陸地區之投資物業為中期契約物業。於二零零六年十二月三十一日，投資物業經保柏國際評估有限公司重估。於二零零七年及二零零八年十二月三十一日及二零零九年六月三十日，投資物業經嘉漫(香港)有限公司重估。

投資物業之詳細資料如下：

地址	用途
中國北京建國門內大街光華長安大廈第1座12樓部份面積	供出租之寫字樓

16. 預付土地租賃費

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
於年／期初	15,909	17,502	15,745	16,030
添置	1,653	917	102	–
出售	(134)	(3,335)	(108)	(66)
年／期內攤銷*(附註8)*	(589)	(565)	(592)	(222)
外匯調整	663	1,226	883	–
於年／期末	17,502	15,745	16,030	15,742

預付土地租賃費為位於中國大陸之中期契約土地。CP China集團若干土地租賃費已作為附利息銀行貸款之抵押品，詳情列載於合併財務資料附註28。

於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日,被用於非飼料業務之土地租賃費分別約為1,598,000美元、1,627,000美元、1,630,000美元及1,586,000美元。

17. 共同控制企業權益

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
非上市投資：				
應佔淨資產	9,212	8,065	10,933	11,010
應收共同控制企業款項	1,511	4,980	2,268	2,899
應付共同控制企業款項	(2,513)	(5,957)	(12,090)	(12,180)
	(1,002)	(977)	(9,822)	(9,281)
	8,210	7,088	1,111	1,729

應收及應付共同控制企業款項乃無抵押、免息及無固定還款期。應收及應付共同控制公司款項之賬面值與其公允值相若。

共同控制企業之詳情載列於第II節附註1.1。

CP China集團所佔共同控制企業權益乃於中國成立之中外合營企業。有關影響該等合營公司分派盈利之因素詳情載於合併財務資料附註31。

根據在中國大陸成立之共同控制企業合營協議條款，CP China集團在此等共同控制企業清盤時有權收取其應佔資產淨額。

17. 共同控制企業權益（續）

下表說明CP China集團應佔共同控制企業權益之扼要財務資料：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
物業、廠房及設備及預付土地租賃費	6,702	6,626	6,799	6,667
非流動應收款項及其他資產	58	70	53	50
流動資產	13,161	16,112	26,326	25,439
流動負債	(10,709)	(14,743)	(16,450)	(15,351)
流動資產淨額	2,452	1,369	9,876	10,088
非流動負債	–	–	(5,795)	(5,795)
資產淨額	9,212	8,065	10,933	11,010

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	千美元	*千美元*	*千美元*	*千美元* （未經審核）	*千美元*
營業額	34,720	43,526	69,327	32,437	21,883
除稅前溢利	923	552	3,490	1,674	872
稅項	(294)	(344)	(569)	(232)	(399)
本年／期除稅後溢利及虧損	629	208	2,921	1,442	473
CP China集團應佔比例：					
本年／期除稅後溢利及虧損	629	208	2,921	1,442	473
本年／期非飼料業務直接計入權益／（於權益扣除）之溢利及虧損	(300)	434	297	121	102
宣派股息	(365)	(2,365)	(824)	(809)	(498)
外匯調整	678	576	474	555	–
	642	(1,147)	2,868	1,309	77

18. 聯營公司權益

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
非上市股份 應佔資產淨值	26,440	24,991	29,012	30,153

聯營公司之詳情載列於第II節附註1.1。

CP China集團於當中擁有權益之聯營公司乃於中國成立之合營企業。有關影響該等聯營公司分派溢利因素之詳情載於合併財務資料附註31。

根據合營協議條款，CP China集團在聯營公司清盤時有權收取其應佔資產淨額。

下表說明CP China集團之聯營公司之扼要財務資料：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
物業、廠房及設備及預付土地租賃費	15,387	10,382	9,748	9,787
可供出售投資	23	–	–	–
非流動應收款項及其他資產	6,038	9,339	8,281	7,854
流動資產	44,266	54,328	68,279	67,054
流動負債	(12,024)	(23,183)	(26,725)	(21,561)
流動資產淨額	32,242	31,145	41,554	45,493
非流動負債	–	–	(471)	(1,557)
資產淨額	53,690	50,866	59,112	61,577
股東資金	52,879	49,980	58,023	60,307
非控股權益	811	886	1,089	1,270
權益總額	53,690	50,866	59,112	61,577

18. 聯營公司權益(續)

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	千美元	千美元	千美元	千美元 (未經審核)	千美元
營業額	125,690	147,778	207,978	96,825	92,945
除稅前溢利	4,307	7,639	13,322	6,725	9,729
稅項	(799)	(770)	(2,232)	(1,557)	(7,264)
本年/期溢利	3,508	6,869	11,090	5,168	2,465
非控股股東權益應佔溢利及虧損	(34)	(75)	(204)	(98)	(181)
股東應佔溢利	3,474	6,794	10,886	5,070	2,284
CP China集團按比例所佔:					
本年/期之除稅後溢利及虧損	1,737	3,397	5,443	2,535	1,142
宣派股息	(2,487)	(6,602)	(2,872)	(2,820)	–
外匯調整	1,081	1,756	1,450	–	–
	331	(1,449)	4,021	(285)	1,142

19. 可供出售投資

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	千美元	千美元	千美元
上市股本投資,按成本值	362	124	61	61

上市股本投資之公允值乃按成本減減值後入賬。

20. 應收/(付)關連公司及非控股股東之款項

應收關連公司之款項乃無抵押、免息及須於完成買賣協議日期起三年內由該等關連公司悉數償還。

儘管上述者,Orient Success International Limited同意CP China及/或 貴公司可隨時及不時於買賣協議完成日期起三年屆滿前要求Orient Success International Limited及/或該等關連公司償還尚未償還之款項或其任何部份,以便為CP China集團之營運資金需求提供資金。

應付關連公司之款項及應收/(付)非控股股東之款項均為無抵押、免息及無固定還款期。

應收/(付)關連公司及非控股股東之款項之賬面值與其公允值相若。

21. 商譽

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	千美元	千美元	千美元
按成本減累計減值	2,596	2,596	2,596	2,596

來自商業合併之商譽已分配至飼料業務。可追償數額已決定按可用價值計算，並以根據經高級管理層批准之五年期財務預算之預期現金流量計算。

管理層按預期現金流量作商譽減值測試之主要假設為：

- 預算毛利率－預算毛利率之決定基準乃按緊接上一預算年度之平均毛利率來計算；及
- 原料價格上漲－原料價格上漲之決定基準乃按採購原料之預算年度的預測價格指標。

22. 遞延税項

遞延税項資產

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	千美元	千美元	千美元
於年／期初	–	–	–	771
年／期內計入合併全面收益表之遞延税項(*附註12*)	–	–	771	119
於年／期末	–	–	771	890

遞延税項資產指可用於抵銷未來應課税溢利之虧損之暫時差異税務影響，於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日分別為零、零、771,000美元及890,000美元。於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日，未確認之税項虧損分別為12,422,000美元、6,118,000美元、3,005,000美元及1,844,000美元。

於報告日期，並無就CP China集團於中國大陸成立之附屬公司、共同控制企業及聯營公司分配溢利而應付之扣繳税項確認遞延税項。董事認為，該等附屬公司、共同控制企業及聯營公司於可見將來派發該等盈利之可能性不太。

CP China向其股東派發股息並無附帶任何利得税後果。

23. 存貨

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
原料	93,036	140,994	92,027	145,020
在製品	279	322	603	574
產成品	15,158	20,531	27,033	27,908
	108,473	161,847	119,663	173,502
減：存貨減值至可變現價值	(457)	(333)	(396)	(396)
	108,016	161,514	119,267	173,106

24. 應收賬項、其他應收賬項及按金

CP China集團普遍採用之信貸期最高為60日。CP China集團對應收賬項結欠採取嚴格之監控。高級管理層亦會定時檢查過期之結欠。經考慮上述原因及CP China集團之應收賬項的大部份客戶為不同顧客，信貸之風險沒有明顯集中於某小部份客戶。應收賬項、其他應收賬項及按金概無利息。CP China集團應收賬項之賬齡分析(以發票日期為基準)、其他應收賬項及按金如下：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
少於90日	1,676	2,215	1,206	1,085
91至180日	588	112	263	498
181至360日	76	691	524	79
多於360日	579	896	370	597
	2,919	3,914	2,363	2,259
減值	(411)	(969)	(112)	(121)
	2,508	2,945	2,251	2,138
其他應收賬項及按金	12,954	22,867	13,502	23,529
	15,462	25,812	15,753	25,667

應收賬款減值撥備變動如下：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
於年／期初	570	411	969	112
年／期內確認／(回撥)之減值虧損(*附註8*)	(159)	558	(857)	9
於年／期末	411	969	112	121

24. 應收賬項、其他應收賬項及按金(續)

上述應收賬款減值撥備包括就於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日賬面值分別為414,000美元、2,471,000美元、112,000美元及121,000美元之個別應收賬款減值作出411,000美元、969,000美元、112,000美元及121,000美元撥備。個別應收賬款減值撥備與財務困難之客戶有關。CP China集團對該等結餘並無持有任何抵押或其他提升信用之保障。

未被視為減值之應收款項賬齡分析如下：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
未到期或減值	1,676	2,215	1,206	1,085
過期180日以內	588	112	263	498
過期180日以上	244	618	782	555
	2,508	2,945	2,251	2,138

未到期或減值之應收款項與大量無拖欠歷史記錄並多樣經營之客戶有關。

過期但並無減值之應收賬款與CP China集團有良好記錄之獨立客戶有關。基於過去之經驗，CP China董事認為由於信貸品質並無重大變動及結餘仍被視為可收回，對該等結餘無須作出減值撥備。CP China集團對該等結餘並無持有任何抵押或其他提升信用之保障。

25. 現金及現金等額及抵押存款

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
銀行現金結餘	43,513	56,402	45,756	79,571
定期存款	1,398	1,965	29,725	11,702
	44,911	58,367	75,481	91,273
減：為當期銀行貸款所作的抵押定期存款*(附註28)*	–	–	(20,262)	–
現金及現金等額	44,911	58,367	55,219	91,273

於報告日期，CP China集團的人民幣貨幣之現金及銀行結存及定期存款總額價值於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日分別為44,879,000美元、58,345,000美元、50,426,000美元及61,153,000美元。人民幣並不能自由兑換成其他貨幣。惟根據中國大陸外匯管制規定及結匯、售匯及付匯管理規定，CP China集團獲准透過獲授權進行外幣兑換業務之銀行把人民幣兑換成其他貨幣。

存在銀行之現金根據銀行每日存款率賺取浮動利息。根據CP China集團對現金需求之急切性，短期定期存款由一日及三個月期限不等，以分別賺取不同之短期定期利息。銀行結餘及抵押存款存放於近期無拖欠記錄信譽良好之銀行。

26. 應付賬項、其他應付賬項及預提費用

CP China一般於60日內結算。於報告日期，CP China集團應付賬項之賬齡分析(以收貨日期為基準)、其他應付賬項及預提費用如下：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	千美元	千美元	千美元
少於90日	57,029	88,124	46,492	71,446
91至180日	2,366	2,844	1,369	812
181至360日	603	977	442	420
多於360日	73	96	659	391
	60,071	92,041	48,962	73,069
其他應付賬項及預提費用	44,389	69,703	54,876	75,678
	104,460	161,744	103,838	148,747

27. 附利息之銀行貸款

CP China集團

	於十二月三十一日											
	二零零六年			二零零七年			二零零八年			於二零零九年六月三十日		
	合約利率(%)	到期	千美元	合約利率(%)	到期	千美元	合約利率(%)	到期	千美元	合約利率(%)	到期	千美元
流動												
無抵押銀行貸款	4.65 – 9.07	2007	180,038	5.02 – 11.21	2008	186,436	6.12 – 11.21	2009	215,953	5.31 – 8.31	2009 – 2010	281,986
有抵押銀行貸款	5.48 – 9.07	2007	66,214	5.22 – 10.94	2008	68,340	5.31 – 10.94	2009	97,280	5.31 – 10.46	2009 – 2010	69,441
			246,252			254,776			313,233			351,427
非流動												
無抵押銀行貸款			-	5.58 – 7.38	2009 – 2011	4,731	4.67 – 8.21	2010 – 2012	76,682	3.87 – 6.26	2010 – 2012	61,325
有抵押銀行貸款	5.04 – 6.48	2009 – 2012	5,536	6.70 – 7.56	2010	3,978	7.56	2010	5,577	5.40 – 10.46	2010 – 2011	8,113
			5,536			8,709			82,259			69,438
			251,788			263,485			395,492			420,865

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	千美元	千美元	千美元
分析為：				
須於下列期限內償還之銀行貸款：				
一年內或按通知	246,252	254,776	313,233	351,427
於第二年	–	204	31,540	36,713
於第三年至第五年(包括首尾兩年)	5,452	8,505	50,719	32,725
五年後	84	–	–	–
	251,788	263,485	395,492	420,865

27. 附利息之銀行貸款(續)

CP China

	於十二月三十一日											
	二零零六年			二零零七年			二零零八年			於二零零九年六月三十日		
	合約利率(%)	到期	*千美元*	合約利率(%)	到期	*千美元*	合約利率(%)	到期	*千美元*	合約利率(%)	到期	*千美元*
流動												
無抵押銀行貸款			-			-	LIBOR+2.825	2009	20,738	LIBOR+2.825	2009 – 2010	23,325
非流動												
無抵押銀行貸款			-			-	LIBOR+2.825	2010 – 2012	72,987	LIBOR+2.825	2010 – 2012	61,325
			-			-			93,725			84,650

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
分析為：				
須於下列期限內償還之銀行貸款：				
一年內或按通知	–	–	20,738	23,325
於第二年	–	–	25,962	28,600
於第三年至第五年(包括首尾兩年)	–	–	47,025	32,725
	–	–	93,725	84,650

誠如合併財務資料附註28所進一步詳述，CP China集團位於中國大陸之若干物業、廠房及設備及預付土地租賃費已用作若干短期及長期銀行貸款之抵押。

除有抵押及無抵押銀行貸款(於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日總賬面值分別為169,807,000美元、175,443,000美元、190,120,000美元及254,587,000美元)以人民幣為量度單位及附帶以固定息率計算之利息外，其餘貸款均以美元定值及附帶以浮動息率計算之利息。

CP China集團之銀行貸款之利息須按不同利率(於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日分別介乎每年4.65%至9.07%、5.02%至11.21%、4.67%至11.21%及3.87%至10.46%)支付。銀行貸款之賬面值與其公允值相若。

中國大陸一間銀行提供予CP China三間附屬公司之若干銀行貸款於二零零六年、二零零七年及二零零八年十二月三十一日及二零零九年六月三十日逾期，款額分別約達9,835,000美元、10,192,000美元、14,991,000美元及6,886,000美元。上述銀行貸款以有關附屬公司之物業、廠房及設備或同系附屬公司提供之擔保作抵押。CP China董事認為，此中國大陸銀行將繼續把上述貸款貸給CP China集團，並不會要求即時償還。

28. 資產抵押

於各報告日期，CP China集團之以下資產被抵押予若干銀行，以作為CP China集團獲授予貸款之抵押品：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
物業、廠房及設備*(附註14)*	43,476	48,564	43,779	52,983
預付土地租賃費*(附註16)*	6,576	8,649	7,313	6,724
抵押存款*(附註25)*	–	–	20,262	–
	50,052	57,213	71,354	59,707

29. 股本

於有關期間內，CP China集團之股本變動載列如下：

每股面值1美元之法定普通股：

	股份數目	金額
	千股	*千美元*
於二零零六年一月一日、二零零六年十二月三十一日及二零零七年十二月三十一日	29,750	29,750
年內增加	100,000	100,000
於二零零八年十二月三十一日	129,750	129,750

每股面值1美元之已發行及繳足普通股：

	股份數目	金額
	千股	*千美元*
於二零零六年一月一日、二零零六年十二月三十一日及二零零七年十二月三十一日	29,750	29,750
年內發行	49,478	49,478
於二零零八年十二月三十一日	79,228	79,228
期內發行	26,488	26,488
於二零零九年六月三十日	105,716	105,716

CP China於有關期間並無購回股份。

二零零九年六月三十日後，CP China集團分別按每股1美元發行7,416,000股新股及購回33,904,000股股份。

30. 儲備

CP China集團之儲備於有關期間之變動列示於第I節內之合併權益變動報表內。

CP China集團於當中擁有權益之附屬公司、共同控制企業及聯營公司大多數為中外合營企業。根據中外合營企業之有關中國法律及法規，倘若合營企業公司：(1)支付所有稅項負債；(2)為過往年度之虧損撥備；及(3)為三個法定儲備撥款，則溢利可以現金股息方式分派予每位合營企業夥伴。

該等撥款包括向個別實體之儲備基金、發展基金及員工獎勵及福利基金供款。一般要求所有外商擁有及中外合營企業向儲備基金撥付不少於彼等之除稅後純利10%，直至該基金之結餘達到註冊資本之50%。發展基金及員工獎勵及福利基金之撥款乃由董事會全權釐定。於合併附屬公司之業績及按權益比例計入共同控制企業及聯營公司業績時，指定為員工獎勵及福利之款項已於達致純利前於合併全面收益表中扣除，此舉符合國際財務報告準則。

CP China集團之資本儲備主要產生自投資成本與合併會計法項下之股本間之差額。

31. 外幣兌換

人民幣並未能自由地兌換為外幣。任何外匯交易均按中國人民銀行所報之匯率進行。支付進口原料之貨價及將盈利匯出中國大陸以外地區均受外幣供應量限制。

CP China在中國大陸營業之附屬公司、共同控制企業及聯營公司之產品銷售主要以人民幣進行交易。收入及溢利也大部份以人民幣為單位，對於若干附屬公司、共同控制企業及聯營公司而言，以人民幣為單位之資金可能不時需要兌換為美元或其他外幣以購買進口物料。

倘人民幣兌換美元重估／貶值，將相應增加／減低CP China此等附屬公司、共同控制企業及聯營公司可分配之盈利外幣等值。

32. 承擔

CP China有以下之承擔：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
已授權，但尚未簽約：				
機器及器材	–	60	–	–
已簽約，但尚未作出撥備：				
機器及器材	1,679	1,454	915	876
	1,679	1,514	915	876

33. 經營租約安排

作為承租者

於報告日期，CP China集團有下列不可撤銷之未來最少經營租賃總開支：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
建築物：				
一年內	132	296	440	291
第二至第五年(包括首尾兩年)	465	1,107	1,056	1,056
超過五年	1,826	5,959	5,797	5,661
	2,423	7,362	7,293	7,008
廠房及機器：				
一年內	144	99	78	78
第二至第五年(包括首尾兩年)	339	352	313	313
超過五年	811	779	524	485
	1,294	1,230	915	876

34. 或然負債

CP China集團向銀行提供擔保，而有關詳情如下：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	*千美元*	*千美元*	*千美元*
為以下企業取得融資而向銀行提供擔保：				
Orient Success International Limited 間接擁有之公司	47,823	51,636	44,213	54,742
共同控制企業	3,731	1,057	1,437	-
應佔CP China集團之共同控制企業向以下公司提供擔保：				
Orient Success International Limited 間接擁有之公司	–	686	–	725
	51,554	53,379	45,650	55,467

35. 關連企業交易

除本會計師報告其他地方所詳述之交易及結餘外，CP China集團於有關期間及截至二零零八年六月三十日止六個月內已與關連企業進行以下交易：

(a) 與關連企業進行之交易

除合併財務資料其他地方所詳述之交易及結餘外，主要關連企業交易之詳情如下：

		截至十二月三十一日止年度			截至六月三十日止六個月	
		二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	附註	千美元	千美元	千美元	千美元 (未經審核)	千美元
銷售產品予	(i)					
－共同控制企業及聯營公司		3,734	5,219	10,778	6,334	7,626
－關連企業		33,401	37,655	45,997	22,997	22,625
銷售予CP China集團之非飼料業務	(ii)	57,775	100,611	99,381	50,698	59,222
向以下公司購買原料	(i)					
－共同控制企業及聯營公司		7,825	7,115	9,833	4,461	6,087
－關連企業		27,899	11,916	8,622	5,122	6,260
來自下列公司之利息收入	(iii)					
－共同控制企業及聯營公司		–	5	14	4	–
－關連企業		1,986	7,360	5,462	2,952	4,160
向下列公司支付之利息開支	(iii)					
－共同控制企業及聯營公司		4	59	183	67	244
－關連企業		403	1,550	1,340	692	1,224
來自下列公司之管理費收入	(iii)					
－關連企業		–	–	–	82	212
向下列公司支付之管理費	(iii)					
－關連企業		3,863	4,331	16,152	7,298	5,429
向下列公司支付之服務費	(iv)					
－貴公司		18,527	24,887	20,796	15,223	–
– Charoen Pokphand Group Company Limited		–	–	10,775	–	13,768
應收正大農牧之技術支援服務費	(v)	–	–	–	–	15,500

35. 關連企業交易（續）

(a) *附註：*

(i) 除獲得較長之信貸期外，銷售產品及購買原材料乃根據既定並提供予CP China集團之主要顧客之價格及條件確定。

(ii) 銷售價格低於提供予CP China之主要客戶之既定價格。

(iii) 利息收入、利息開支及管理費乃由訂約各方磋商之價格收取。

(iv) 服務費乃根據CP China集團若干附屬公司產生之經調整收入之若干百分比支付。

(v) 應收之技術支援服務費乃由訂約各方所磋商之價格收取。

(b) 與關連企業之尚未償還結餘之詳情載於合併財務資料附註20。

(c) CP China集團主要管理人員之報酬：

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
	千美元	*千美元*	*千美元*	*千美元*	*千美元*
				（未經審核）	
短期僱員福利	290	333	370	176	209

36. 融資工具分類

各類融資工具於報告日期之賬面值如下：

財務資產

	於二零零六年十二月三十一日			於二零零七年十二月三十一日			於二零零八年十二月三十一日			於二零零九年六月三十日		
	貸款及應收款項	可供出售之投資	總計	貸款及應收款項	可供出售之投資	總計	貸款及應收款項	可供出售之投資	總計	貸款及應收款項	可供出售之投資	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應收共同控制企業款項*（附註17）*	1,511	-	1,511	4,980	-	4,980	2,268	-	2,268	2,899	-	2,899
可供出售投資*（附註19）*	-	362	362	-	124	124	-	61	61	-	61	61
應收關連企業款項*（附註20）*	269,014	-	269,014	308,274	-	308,274	443,341	-	443,341	422,208	-	422,208
應收賬款、其他應收款項及按金*（附註24）*	15,462	-	15,462	25,812	-	25,812	15,753	-	15,753	25,667	-	25,667
應收票據	46	-	46	1,332	-	1,332	1,571	-	1,571	2,956	-	2,956
應收非控股股東款項*（附註20）*	1,087	-	1,087	1,090	-	1,090	2,158	-	2,158	1,177	-	1,177
有抵押存款*（附註25）*	-	-	-	-	-	-	20,262	-	20,262	-	-	-
現金及現金等額*（附註25）*	44,911	-	44,911	58,367	-	58,367	55,219	-	55,219	91,273	-	91,273
	332,031	362	332,393	399,855	124	399,979	540,572	61	540,633	546,180	61	546,241

36. 融資工具分類(續)

財務負債

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
按攤銷成本入賬	*千美元*	*千美元*	*千美元*	*千美元*
應付共同控制企業款項*(附註17)*	2,513	5,957	12,090	12,180
應付賬款、其他應付款項及預提費用*(附註26)*	104,460	161,744	103,838	148,747
應付票據	6,410	18,814	26,410	17,295
應付非控股股東款項*(附註20)*	1,560	790	4,795	8,323
應付關連企業款項*(附註20)*	221,383	229,345	152,520	110,656
附息銀行貸款*(附註27)*	251,788	263,485	395,492	420,865
	588,114	680,135	695,145	718,066

37. 財務風險管理方針及政策

CP China集團面對之市場風險，主要為息率與匯率之變動。CP China集團概無持有或發行財務衍生工具作買賣用途。

(a) 息率風險

CP China集團面對利率變動之市場風險，主要因CP China集團之債務責任。CP China集團概無使用衍生工具對沖其債務責任。

CP China集團之政策為使用固定及變動混合利率債務管理其利息成本。CP China集團之政策為保持其不少於50%之附息借貸按固定息率計息。

下表顯示在其他變量保持不變的情況下，CP China集團之除稅前溢利(透過對浮動利率借貸之影響)及CP China集團之權益對利率可能之適當變動之敏感性。

	基本點增加/(減少)	除稅前溢利本集團增加/(減少)	權益增加/(減少)
	%	*千美元*	*千美元*
截至二零零六年十二月三十一日止年度			
美元	5%	(48)	(48)
美元	(5%)	48	48
截至二零零七年十二月三十一日止年度			
美元	5%	(44)	(44)
美元	(5%)	44	44
截至二零零八年十二月三十一日止年度			
美元	5%	(91)	(91)
美元	(5%)	91	91
截至二零零八年六月三十日止期間(未經審核)			
美元	5%	(18)	(18)
美元	(5%)	18	18
截至二零零九年六月三十日止期間			
美元	5%	(73)	(73)
美元	(5%)	12	12

37. 財務風險管理方針及政策(續)

(b) 信貸集中風險

CP China集團於主要國際銀行及金融機構存放其現金存款。此項現金管理政策減低了CP China集團信貸集中之風險。

CP China集團大部份之銷售乃源自農牧企業之客戶，故CP China集團直接受到該行業之狀況所影響。但由於CP China集團擁有龐大顧客網絡及其業務遍佈於不同地區，有關貿易應收賬項之信貸風險也相對地減低。CP China集團持續地評估其客戶之財務狀況，並普遍無須向客戶索取抵押。當客觀證據證明資產已耗損，估計無法收回款項之適當撥備將計入合併全面收益表。計入之撥備乃資產之賬面值與以有效利率折現之最初確認估計未來現金流量之差額。

(c) 融資工具之公允值

(i) 現金及現金等額、應收賬項及票據與應付賬項及票據：

持有及存放於銀行之現金及將持有至到期日之短期定期存款乃按成本入賬，因資產帶有現息率或現金存款日與預期到期日相差不遠。

一般60日到期之應收賬款乃按發票原額經扣除未能追償數額撥備入賬。當應收賬款總額可能無法悉數追償時，將作出呆壞賬撥備。當壞賬發生時，該金額將被註銷。

一般於60日內支付之應付賬款及其他應付款，均按成本入賬，即將來需就已接受貨品及服務所支付代價之公允值(不論是否向CP China集團收取)。

應收及應付票據之賬面值與其公允值相若。

(ii) 應收及應付關連企業及非控股股東款項

應收及應付關連企業款項之賬面值與其公允值相若。

(iii) 附息銀行貸款

附息銀行貸款之賬面值與其公允值相若。

(d) 外匯風險

CP China集團之業務主要於中國大陸境內營運，而且大部份交易均以人民幣為單位。根據董事意見，所面對的外匯風險不大。

37. 財務風險管理方針及政策(續)

(d) 外匯風險(續)

下表顯示在其他變量保持不變的情況下，CP China集團之除税前溢利及權益(由於CP China集團國外附屬公司之貨幣性資產及負債之公平值變動)於結算日對美元匯率可能之適當變動之敏感性。

	基本點 增加/(減少)	除税前溢利 增加/(減少)	權益 增加/(減少)
	%	*千美元*	*千美元*
截至二零零六年十二月三十一日止年度			
倘美元較人民幣貶值	3%	(1,732)	(1,732)
倘美元較人民幣升值	(3%)	1,732	1,732
截至二零零七年十二月三十一日止年度			
倘美元較人民幣貶值	3%	(153)	(153)
倘美元較人民幣升值	(3%)	153	153
截至二零零八年十二月三十一日止年度			
倘美元較人民幣升值	3%	(3,063)	(3,063)
倘美元較人民幣升值	(3%)	3,063	3,063
截至二零零八年六月三十日止期間(未經審核)			
倘美元較人民幣升值	3%	(3,472)	(3,472)
倘美元較人民幣升值	(3%)	3,472	3,472
截至二零零九年六月三十日止期間			
倘美元較人民幣升值	3%	(1,070)	(1,070)
倘美元較人民幣升值	(3%)	1,070	1,070

(e) 流動資金風險

CP China集團透過採用經常性流動資金計劃工具，監察其資金短缺的風險。此工具會考慮其財務投資及財務資產的到期日以及來自經營業務的預期現金流量。

CP China集團的目的乃透過利用銀行貸款及其他附息貸款，維持資金延續性與靈活性之間的平衡。CP China集團的政策為根據於合併財務資料內反映之借貸之賬面值計算，不超過90%的借貸須於任何12個月期間內到期。

37. 財務風險管理方針及政策(續)

(e) 流動資金風險(續)

下表概述CP China集團根據合約性未貼現款項於報告日期的財務負債到期日：

二零零六年十二月三十一日

	按要求 *千美元*	三個月以下 *千美元*	三至十二個月 *千美元*	一至五年 *千美元*	五年以上 *千美元*	總計 *千美元*
應付共同控制企業款項*(附註17)*	2,513	–	–	–	–	2,513
應付賬款、其他應付款項及預提費用*(附註26)*	44,389	60,071	–	–	–	104,460
應付票據	–	6,410	–	–	–	6,410
應付非控股股東款項*(附註20)*	1,560	–	–	–	–	1,560
應付關連企業款項*(附註20)*	–	–	–	221,383	–	221,383
附息銀行貸款*(附註27)*	–	106,299	139,953	5,452	84	251,788
	48,462	172,780	139,953	226,835	84	588,114

二零零七年十二月三十一日

	按要求 *千美元*	三個月以下 *千美元*	三至十二個月 *千美元*	一至五年 *千美元*	五年以上 *千美元*	總計 *千美元*
應付共同控制企業款項*(附註17)*	5,957	–	–	–	–	5,957
應付賬款、其他應付款項及預提費用*(附註26)*	69,703	92,041	–	–	–	161,744
應付票據	–	18,814	–	–	–	18,814
應付非控股股東款項*(附註20)*	790	–	–	–	–	790
應付關連企業款項*(附註20)*	–	–	–	229,345	–	229,345
附息銀行貸款*(附註27)*	–	146,062	108,714	8,709	–	263,485
	76,450	256,917	108,714	238,054	–	680,135

37. 財務風險管理方針及政策（續）

(e) 流動資金風險（續）

二零零八年十二月三十一日

	按要求	三個月以下	三至十二個月	一至五年	五年以上	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應付共同控制企業款項*(附註17)*	12,090	–	–	–	–	12,090
應付賬款、其他應付款項及預提費用*(附註26)*	54,876	48,962	–	–	–	103,838
應付票據	–	26,410	–	–	–	26,410
應付非控股股東款項*(附註20)*	4,795	–	–	–	–	4,795
應付關連企業款項*(附註20)*	–	–	–	152,520	–	152,520
附息銀行貸款*(附註27)*	–	123,703	189,530	82,259	–	395,492
	71,761	199,075	189,530	234,779	–	695,145

二零零九年六月三十日

	按要求	三個月以下	三至十二個月	一至五年	五年以上	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應付共同控制企業款項*(附註17)*	12,180	–	–	–	–	12,180
應付賬款、其他應付款項及預提費用*(附註26)*	75,678	73,069	–	–	–	148,747
應付票據	–	17,295	–	–	–	17,295
應付非控股股東款項*(附註20)*	8,323	–	–	–	–	8,323
應付關連企業款項*(附註20)*	–	–	–	110,656	–	110,656
附息銀行貸款*(附註27)*	–	93,337	258,090	69,438	–	420,865
	96,181	183,701	258,090	180,094	–	718,066

(f) 資本管理

CP China集團管理資本的主要目的為保障CP China集團能繼續經營，並保持健康資本比率以支持其業務及令其股東價值最大化。

CP China集團管理資本架構，並根據經濟狀況的變動對其作出調整。為了維持或調整資本架構，CP China集團可能會調整支付予股東的股息金額、向股東退回資本或發行新股份。CP China集團概無任何外部施加之資本需求。於有關期間內，管理資本之目標、政策或方法並無變動。

37. 財務風險管理方針及政策(續)

(f) 資本管理(續)

CP China集團利用債務股權比率監察資本(債務股權比率乃透過淨債務除以資本及淨債務)。CP China集團之政策乃維持債務股權比率於合理水平。淨債務包括應付賬頂、其他應付賬項及預提費用、應付票據、職工獎金及福利撥備、應付非控股股東及關連企業款項及附利息之銀行貸款減現金及現金等額。資本代表可分配給CP China股東之權益。於結算日之債務股權比率如下：

	於十二月三十一日			於二零零九年
	二零零六年	二零零七年	二零零八年	六月三十日
	千美元	千美元	千美元	千美元
應付共同控制企業款項	2,513	5,957	12,090	12,180
應付賬款、其他應付款項及預提費用	104,460	161,744	103,838	148,747
應付票據	6,410	18,814	26,410	17,295
職工獎金及福利撥備	6,708	7,434	7,259	6,731
應付非控股股東款項	1,560	790	4,795	8,323
應付關連企業款項	221,383	229,345	152,520	110,656
附利息之銀行貸款	251,788	263,485	395,492	420,865
減：現金及現金等額	(44,911)	(58,367)	(55,219)	(91,273)
淨債務	549,911	629,202	647,185	633,524
資本	35,324	59,485	153,602	195,199
資本及淨債務	585,235	688,687	800,787	828,723
債務股權比率	94%	91%	81%	76%

38. 結算日後事項

CP China集團並無編製於二零零九年六月三十日後任何期間之經審核財務報表。

此致

卜蜂國際有限公司
董事會　台照

安永會計師事務所
香港執業會計師
謹啟

二零零九年十二月三十一日

(A) 未經審核備考財務資料

以下為卜蜂國際有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之未經審核備考財務資料，乃假設 貴公司根據 貴公司與Orient Success International Limited訂立日期為二零零九年十二月十一日之買賣協議(「買賣協議」)建議收購CP China Investment Limited(「CP China」)及其附屬公司(統稱「CP China集團」)全部股本權益(「建議收購事項」)(i)(就備考合併全面收益表及備考合併現金流量表而言)於二零零八年一月一日已完成；及(ii)(就備考合併財務狀況表而言)於二零零八年十二月三十一日已完成。未經審核備考財務資料乃基於本通函附錄一所載 貴集團截至二零零八年十二月三十一日止年度之經審核綜合財務報表以及本通函附錄二CP China集團會計師報告所載之CP China集團合併財務資料而編製，並已計及隨附附註所述之備考調整。

貴集團(包括CP China集團)(以下統稱為「經擴大集團」)之未經審核備考財務資料乃基於多項假設、估計、不確定因素及現可取得之資料而編製。由於該等假設、估計及不確定因素，隨附之未經審核備考財務資料並非旨在描述假使建議收購事項於截至二零零八年十二月三十一日止年度開始時已完成經擴大集團可達致之財務資料。再者，隨附之經擴大集團未經審核備考財務資料並非旨在預測經擴大集團之未來營運業績、每股盈利、現金流量及財務狀況。

1. 經擴大集團截至二零零八年十二月三十一日止年度之未經審核備考合併全面收益表

	貴集團 千美元 (附註a)	CP China 集團 千美元 (附註b)	附註	備考調整 千美元	未經審核備考經擴大集團 千美元
持續經營業務					
收入	64,492	1,944,630	*(c)*	(2,127)	2,006,995
銷售成本	(58,424)	(1,720,972)	*(c)*	2,127	(1,777,269)
毛利	6,068	223,658		–	229,726
銷售及分銷成本	(3,285)	(68,536)		–	(71,821)
行政及管理費用	(15,168)	(102,185)	*(c),(d)*	4,797	(112,556)
其他收益	10,502	3,316	*(c)*	(7,785)	6,033
其他虧損	–	(268)		–	(268)
財務成本	(5,768)	(17,718)		–	(23,486)
應佔溢利及虧損：					
共同控制企業	10,660	2,921		–	13,581
聯營公司	–	5,443		–	5,443
除稅前溢利╱(虧損)	3,009	46,631		(2,988)	46,652
稅項	(30)	(8,718)		–	(8,748)
於年內來自持續經營業務之溢利	2,979	37,913		(2,988)	37,904
終止經營業務					
於年內來自終止經營業務之溢利	38,314	–	*(e)*	73,825	112,139
本年溢利	41,293	37,913		70,837	150,043
其他全面收益：					
換算外匯差額	6,048	11,502		–	17,550
本年全面收益總額	47,341	49,415		70,837	167,593
溢利可供分配予：					
本公司股東					
－持續經營業務	3,856	33,028		(2,988)	33,896
－終止經營業務	41,385	–		73,825	115,210
	45,241	33,028		70,837	149,106
非控股權益					
－持續經營業務	(877)	4,885		–	4,008
－終止經營業務	(3,071)	–		–	(3,071)
	(3,948)	4,885		–	937
	41,293	37,913		70,837	150,043
全面收益總額可供分配予：					
本公司股東	51,289	44,530		70,837	166,656
非控股權益	(3,948)	4,885		–	937
	47,341	49,415		70,837	167,593

1. 經擴大集團截至二零零八年十二月三十一日止年度之未經審核備考合併全面收益表(續)

	貴集團	CP China 集團	附註	備考調整	未經審核備考經擴大集團
	千美元	*千美元*		*千美元*	*千美元*
	(附註a)	*(附註b)*			
貴公司股東應佔每股盈利：			*(f)*		
就年內來自持續經營業務之溢利	0.134美仙	不適用		不適用	0.175美仙
就年內來自終止經營業務之溢利	1.432美仙	不適用		不適用	0.593美仙
就本年溢利	1.566美仙	不適用		不適用	0.768美仙

2. 經擴大集團於二零零八年十二月三十一日之未經審核備考合併財務狀況表

	貴集團 千美元 (附註a)	CP China 集團 千美元 (附註b)	附註	備考調整 千美元	未經審核備考經擴大集團 千美元
非流動資產					
物業、廠房及設備	54,350	179,311		–	233,661
投資物業	563	1,745		–	2,308
預付土地租賃費	1,594	16,030		–	17,624
共同控制企業權益	65,473	1,111		–	66,584
聯營公司權益	–	29,012		–	29,012
可供出售之投資	251	61		–	312
應收關連企業款項	–	443,341		–	443,341
商譽	–	2,596	*(h)*	1,139,401	1,141,997
遞延税項資產	–	771		–	771
總非流動資產	122,231	673,978		1,139,401	1,935,610
流動資產					
存貨	18,589	119,267		–	137,856
應收賬項、其他應收賬項及按金	10,998	15,753	*(c)*	(98)	26,653
應收票據	–	1,571		–	1,571
可退回税項	316	249		–	565
應收非控權股東款項	–	2,158		–	2,158
應收關連企業款項	1,150	–		–	1,150
抵押存款	–	20,262		–	20,262
現金及現金等額	12,480	55,219		–	67,699
總流動資產	43,533	214,479		(98)	257,914

2. 經擴大集團於二零零八年十二月三十一日之未經審核備考合併財務狀況表（續）

	貴集團 千美元 (附註a)	CP China 集團 千美元 (附註b)	附註	備考調整 千美元	未經審核備考經擴大集團 千美元
流動負債					
應付賬項、其他應付賬項及預提費用	22,777	103,838	(c),(d)	2,890	129,505
應付票據	–	26,410		–	26,410
應付稅項	2,524	2,972		–	5,496
職工獎勵及福利撥備	615	7,259		–	7,874
應付非控權股東款項	650	4,795		–	5,445
應付關連企業款項	2,746	–		–	2,746
附利息之銀行貸款	18,187	313,233		–	331,420
總流動負債	47,499	458,507		2,890	508,896
淨流動負債	(3,966)	(244,028)		(2,988)	(250,982)
總資產減流動負債	118,265	429,950		1,136,413	1,684,628
非流動負債					
應付關連企業款項	–	152,520		–	152,520
附利息之銀行貸款	1,449	–		–	1,449
遞延稅項負債	–	82,259		–	82,259
總非流動負債	1,449	234,779		–	236,228
資產淨值	116,816	195,171		1,136,413	1,448,400
權益					
本公司股東應佔權益					
已發行股本	28,898	79,228	(g),(h)	86,118	194,244
股份溢價賬	73,897	–	(g)	1,127,657	1,201,554
儲備	4,678	74,374	(d),(h)	(77,362)	1,690
	107,473	153,602		1,136,413	1,397,488
非控股權益	9,343	41,569		–	50,912
權益總額	116,816	195,171		1,136,413	1,448,400

3. 經擴大集團截至二零零八年十二月三十一日止年度之未經審核備考合併現金流量表

	貴集團	CP China 集團	附註	備考調整	未經審核備考經擴大集團
	千美元	*千美元*		*千美元*	*千美元*
	(附註a)	*(附註b)*			
營運業務之資金流量					
除稅前溢利					
來自持續經營業務	3,009	46,631	*(d)*	(2,988)	46,652
來自終止經營業務	41,895	–	*(e)*	(73,825)	(31,930)
經調整：					
利息收入	(4,315)	(2,410)		–	(6,725)
投資物業公允值之變動	(211)	–		–	(211)
出售附屬公司溢利	(13,387)	–		–	(13,387)
財務成本	24,677	17,718		–	42,395
物業、廠房及設備折舊	22,818	19,451		–	42,269
預付土地租賃費攤銷	976	592		–	1,568
出售物業、廠房及設備虧損	840	268		–	1,108
存貨減值至可變現淨值	–	63		–	63
應收賬項減值回撥	(1,544)	(857)		–	(2,401)
應佔溢利及虧損：					
共同控制企業	(16,692)	(2,921)		–	(19,613)
聯營公司	(2,104)	(5,443)		–	(7,547)
	55,962	73,092		(76,813)	52,241

3. 經擴大集團截至二零零八年十二月三十一日止年度之未經審核備考合併現金流量表(續)

	貴集團 千美元 (附註a)	CP China 集團 千美元 (附註b)	附註	備考調整 千美元	未經審核備考經擴大集團 千美元
應收關連企業款項增加	(1,612)	(134,958)		–	(136,570)
存貨減少／(增加)	(87,659)	42,184		–	(45,475)
應收賬項、其他應收賬項及按金減少／(增加)	(34,998)	10,916	*(c)*	98	(23,984)
應收票據減少／(增加)	2,564	(239)		–	2,325
應收非控權股東款項增加	(3,877)	(1,068)		–	(4,945)
應付賬項、其他應付賬項及預提費用增加／(減少)	100,969	(57,906)	*(c),(d)*	2,890	45,953
應付票據增加	3,101	7,596		–	10,697
職工獎勵及福利撥備增加／(減少)	1,679	(175)		–	1,504
應付關連企業款項增加／(減少)	5,654	(76,825)	*(e)*	73,825	2,654
應付非控權股東款項增加	5,324	4,005		–	9,329
源自／(用於)經營業務之現金	47,107	(133,378)		–	(86,271)
已付利息	(24,677)	(17,718)		–	(42,395)
已付税項	(2,647)	(8,548)		–	(11,195)
源自經營業務之現金流入／(流出)淨額	19,783	(159,644)		–	(139,861)

3. 經擴大集團截至二零零八年十二月三十一日止年度之未經審核備考合併現金流量表（續）

	貴集團	CP China 集團	備考調整	未經審核備考經擴大集團
	千美元	*千美元*	*千美元*	*千美元*
	(附註a)	*(附註b)*		
投資業務之資金流量				
添置物業、廠房及設備	(12,434)	(22,553)	–	(34,987)
出售物業、廠房及設備所得款項	3,225	5,198	–	8,423
預付土地租賃費增加	(437)	(102)	–	(539)
出售預付土地租賃費所得款項	166	108	–	274
出售附屬公司	8,393	–		8,393
共同控制企業權益減少	5,168	8,898	–	14,066
聯營公司權益增加	(2,953)	1,422	–	(1,531)
購入可供出售投資	(493)	–	–	(493)
出售可供出售投資所得款項	–	63	–	63
已收利息	4,315	2,410	–	6,725
抵押存款減少／(增加)	4,200	(20,262)	–	(16,062)
源自投資業務之現金流入／(流出)淨額	9,150	(24,818)	–	(15,668)
融資業務之資金流量				
發行股份所得款項	–	49,478	–	49,478
新取得之銀行貸款	224,657	476,064	–	700,721
償還銀行貸款	(325,381)	(344,057)	–	(669,438)
非控股權益增加	(222)	(1,397)	–	(1,619)
源自融資業務之現金流入／(流出)淨額	(100,946)	180,088	–	79,142

3. **經擴大集團截至二零零八年十二月三十一日止年度之未經審核備考合併現金流量表(續)**

	貴集團 *千美元* *(附註a)*	CP China 集團 *千美元* *(附註b)*	備考調整 *千美元*	未經審核 備考經 擴大集團 *千美元*
現金及現金等額減少淨額	(72,013)	(4,374)	–	(76,387)
兑換率變更之影響,淨額	1,641	1,226	–	2,867
年初之現金及現金等額	82,852	58,367	–	141,219
年末之現金及現金等額	12,480	55,219	–	67,699
現金及現金等額結餘分析				
現金及銀行結存	3,409	45,756	–	49,165
取得時原到期日少於三個月之無抵押定期存款	9,071	9,463	–	18,534
	12,480	55,219	–	67,699

4. 未經審核備考財務資料附註

a. 貴集團於二零零八年十二月三十一日之經審核綜合財務狀況表以及 貴集團截至該日止年度之綜合全面收益表與綜合現金流量表乃摘錄自通函附錄一所載 貴集團截至二零零八年十二月三十一日止年度之經刊發經審核年報。

b. CP China集團於二零零八年十二月三十一日之經審核合併財務狀況表以及CP China集團截至該日止年度之合併全面收益表與合併現金流量表乃摘錄自通函附錄二所載CP China集團之會計師報告。

c. 調整指對銷 貴集團與CP China集團之間截至二零零八年十二月三十一日止年度之分部間買賣2,127,000美元及技術服務費7,785,000美元；以及 貴集團與CP China集團之間於二零零八年十二月三十一日之分部間應收賬項及應付賬項98,000美元。此備考調整預期會對經擴大集團構成持續影響。

d. 調整指收購CP China集團直接產生根據國際財務報告準則第3號(經修訂)計算的應計專業及顧問費2,988,000美元。此備考調整預期不會對經擴大集團構成持續影響。

e. 調整指撥回於二零零八年之非常重大出售事項(有關詳情載於 貴公司日期為二零零八年五月二十七日之通函內)所產生、並與CP China集團飼料業務有關之終止經營業務之虧損。此備考調整預期不會對經擴大集團構成持續影響。

4. 未經審核備考財務資料附註(續)

f. 每股盈利之計算概述如下：

	貴集團			經擴大集團		
	持續經營業務	終止經營業務	合計	持續經營業務	終止經營業務	合計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
本年溢利						
本年溢利總額	2,979	38,314	41,293	37,904	112,139	150,043
非控股權益	877	3,071	3,948	(4,008)	3,071	(937)
股東應佔溢利	3,856	41,385	45,241	33,896	115,210	149,106
貴公司已發行股份數目	2,889,730,786	2,889,730,786	2,889,730,786	2,889,730,786	2,889,730,786	2,889,730,786
發行16,534,562,212股代價股份	-	-	-	16,534,562,212	16,534,562,212	16,534,562,212
	2,889,730,786	2,889,730,786	2,889,730,786	19,424,292,998	19,424,292,998	19,424,292,998
股東應佔每股基本盈利	0.134美仙	1.432美仙	1.566美仙	0.175美仙	0.593美仙	0.768美仙

g. 調整指為收購CP China集團而發行16,534,562,212股每股面值0.01美元之代價股份(猶如建議收購事項於二零零八年十二月三十一日已完成)。發行代價股份產生之股份溢價約為1,127,657,000美元，乃基於　貴公司股份於二零零九年十二月十一日(即　貴公司就建議收購事項發表公佈當日)在香港聯合交易所有限公司所報之市價0.0782美元(0.61港元)高於每股面值0.01美元之部份計算。

由於代價股份於建議收購事項完成日期之公允值可能與其於二零零九年十二月十一日之公允值有顯著出入，故發行代價股份產生之股份溢價可能有別於本文所載之金額。

4. 未經審核備考財務資料附註(續)

h. 調整指　貴集團於CP China集團之投資與其於二零零八年十二月三十一日之合併淨資產(包括CP China集團之股本及收購前儲備分別79,228,000美元及74,374,000美元)對銷。已就收購CP China集團確認1,139,401,000美元之商譽，乃基於代價股份於二零零九年十二月十一日之公允值合共1,293,003,000美元與CP China集團於二零零八年十二月三十一日之合併淨資產153,602,000美元之差額計算。

CP China集團之淨資產(按其於二零零八年十二月三十一日之合併資產及負債(猶如建議收購事項於二零零八年十二月三十一日已完成)計算並假設資產及負債之公允值與其賬面值相若)將於建議收購事項完成時參照其資產、負債及或然負債於該日之公允值予以調整。

由於在建議收購事項完成日期CP China集團資產及負債之公允值與代價股份之公允值可能與用於編製本經擴大集團未經審核備考財務資料之公允值有顯著出入，故就建議收購事項將予確認之已識別淨資產(包括其他無形資產)及商譽可能有別於本文所載之金額。

(B) 申報會計師函件

下文為獨立申報會計師香港執業會計師安永會計師事務所出具之報告全文，僅供載入本通函。



ERNST & YOUNG
安 永

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Tel: +852 2846 9888
Fax: +852 2868 4432
www.ey.com

安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓
電話: +852 2846 9888
傳真: +852 2868 4432

敬啟者：

吾等就卜蜂國際有限公司（「貴公司」）及其附屬公司（統稱「貴集團」）之未經審核備考財務資料（「未經審核備考財務資料」）作出報告。未經審核備考財務資料乃載於　貴公司於二零零九年十二月三十一日就　貴公司根據　貴公司與Orient Success International Limited訂立日期為二零零九年十二月十一日之買賣協議（「買賣協議」）建議收購CP China Investment Limited全部股本權益（「建議收購事項」）所刊發之通函（「通函」）附錄三。備考財務資料為未經審核，由　貴公司董事（「董事」）編製以提供有關未經審核備考財務資料隨附緒言所述建議收購事項對通函附錄一所呈列有關　貴集團之歷史財務資料可能構成之影響之資料，僅供說明用途。未經審核備考財務資料之編製基準載於通函附錄三(A)節未經審核備考財務資料之隨附緒言及附註。

貴公司董事及申報會計師各自之責任

董事須全權負責根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4.29條並參照香港會計師公會（「香港會計師公會」）頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編製未經審核備考財務資料。

吾等之責任為遵守上市規則之規定就未經審核備考財務資料出具意見，並向 閣下彙報。對於過往由吾等就編製未經審核備考財務資料所採用之任何財務資料所出具之任何報告，除於有關報告刊發日期就該等報告之收件人所負之責任外，吾等概不承擔任何責任。

意見基準

吾等根據香港會計師公會頒佈之香港投資通函報告工作準則第300號「投資通函內有關備考財務資料之會計師報告」進行吾等之工作。吾等之工作主要包括將未經調整財務資料與其原文件作比較、考慮調整之憑證，並與董事討論未經審核備考財務資料。此工作並不涉及獨立審查任何相關財務資料。

吾等之工作並不構成根據香港會計師公會頒佈之香港核數準則、香港審閱工作準則或香港保證工作準則所進行之審核或審閱，因此，吾等並不就未經審核備考財務資料作出任何該等審核或審閱保證。

吾等已計劃及進行有關工作，以取得吾等認為必要之資料及解釋，藉此取得足夠證據以合理確保未經審核備考財務資料已由董事按所述基準妥為編製，且該基準與 貴集團之會計政策一致，所作調整就根據上市規則第4.29(1)條所披露之未經審核備考財務資料而言乃屬恰當。

未經審核備考財務資料乃按照董事所作之判斷及假設編製，僅供説明用途，且基於其假設性質使然，不能為日後將發生之任何事件提供任何保證或指標，亦未必能作為下列各項之指標：

- 經擴大集團於二零零八年十二月三十一日或任何未來日子之財務狀況；或
- 經擴大集團截至二零零八年十二月三十一日止年度或任何未來期間之經營業績或現金流量；或
- 經擴大集團截至二零零八年十二月三十一日止年度或任何未來期間之每股盈利。

意見

吾等認為：

(a) 未經審核備考財務資料乃由董事根據所述基準妥為編製；

(b) 該基準與 貴集團之會計政策一致；及

(c) 所作調整就根據上市規則第4.29(1)條披露之未經審核備考財務資料而言乃屬恰當。

此 致

卜蜂國際有限公司
董事會 台照

安永會計師事務所
執業會計師
香港
謹啟

二零零九年十二月三十一日

卜蜂集團

下文為有關卜蜂集團截至二零零八年十二月三十一日止三個年度各年及截至二零零九年六月三十日止六個月之財務狀況及經營業績之管理層討論及分析。.

截至二零零六年十二月三十一日止年度回顧

營業額及毛利

卜蜂集團截至二零零六年十二月三十一日止年度之營業額約為1,691,500,000美元，而毛利約為168,700,000美元。

卜蜂集團的農牧業務主要分四條事業線－飼料、食品一條龍、畜牧及生化。卜蜂集團農牧業務之綜合營業額於二零零六年錄得1,691,500,000美元，較二零零五年下跌7.7%，原因是於二零零六年一至八月份期間，國內的禽流感的陰霾仍未散去，加上豬高熱病於五月份的出現，導致全國的飼料、禽肉和豬肉的全年平均價格下降，而卜蜂集團的飼料業務、食品一條龍業務及畜牧業務都受到影響；加上二零零六年原材料成本持續上漲，引致卜蜂集團的整體毛利率由去年的11.0%輕微下跌至10.0%。

在二零零六年，飼料業務的綜合營業額佔卜蜂集團的綜合營業額為56.1%(二零零五年：65.9%)；飼料業務的綜合營業額在國內疲弱的家禽養殖業拖累之下，減少至949,300,000美元，毛利額亦下跌至120,600,000美元，毛利率由14.7%降至12.7%。卜蜂集團的飼料產品主要包括禽、豬及水產飼料，而當中以禽及豬的飼料比例較重，分別約佔47.9%及36.1%。自二零零五年下半年到二零零六年的八月份，養豬業和養禽業同時受動物疫病的威脅，養殖戶的存欄量下降，市場對飼料的需求減少。縱使二零零六年九月份起市場需求急速反彈，但全年飼料平均銷售單價仍低於去年的平均售價。

食品一條龍業務為卜蜂集團第二大業務，二零零六年的綜合營業額佔卜蜂集團綜合營業額約27.7%(二零零五年：21.7%)，為468,000,000美元，食品的綜合銷售量由二零零五年的202,000噸上升至228,000噸，但毛利額卻減少至17,700,000美元。

畜牧業務的綜合營業額業佔卜蜂集團的綜合營業額約5.0%（二零零五年：2.4%）。年內，該業務的綜合營業額增加至85,100,000美元，毛利額亦上升至4,300,000美元。於二零零六年，國內部份省份的畜牧業在禽流感的陰霾影響下，家禽養殖及銷售變得疲弱。幸而，卜蜂集團位於廣西及雲南一帶的畜牧公司不受禽流感的影響，而且因該地區的肉雞平均銷售價和銷售量分別錄得12%和75%的升幅，令卜蜂集團的家禽養殖業務的整體營業額上升。

卜蜂集團的生化產品包括金霉素、磷酸氫鈣和賴氨酸。該業務的綜合營業額佔卜蜂集團綜合營業額4.9%（二零零五年：4.8%），生化業務之綜合營業額為83,200,000美元，較二零零五年下降了5.6%，毛利率卻由17.8%輕微增加至18.0%。

卜蜂集團的工業業務是經營摩托車、汽車零部件及化油器之銷售，和代理各種「卡特彼勒」工程機械。隨著中國經濟發展的增長，於二零零六年工業業務錄得合併營業額302,000,000美元，較二零零五年增加44,000,000美元或上升17.1%。

由二零零六年四月一日起，國家對排量低於250毫升的摩托車徵收的消費税由10%改為3%，有利於卜蜂集團旗下，生產低排量摩托車之洛陽北方易初摩托車有限公司（「**北方易初**」）的表現。儘管生產摩托車的主要金屬原材料（如：鋅、鋁）於二零零六年的價格持續高企，導致摩托車生產成本上升，卜蜂集團的摩托車銷售情況仍獲得15%增長，毛利率仍能維持於11%水平。

分部資料

業務分部

以下報表為卜蜂集團各業務之收入、溢利／(虧損)及若干資產、負債及支出資料分析。

綜合損益賬

二零零六年	飼料廠及禽畜業務及農產品貿易 *(千美元)*	產銷摩托車及汽車零部件及機械設備貿易[1] *(千美元)*	投資及物業控股 *(千美元)*	總額 *(千美元)*
分部收入				
總銷售	1,872,469	–	69	1,872,538
分部間之銷售	(181,017)	–	(64)	(181,081)
銷售予對外顧客	1,691,452	–	5	1,691,457
分部業績	(6,390)	(3,299)	(2,709)	(12,398)
其他收益	2,344	–	261	2,605
其他虧損	(7,124)	–	(58)	(7,182)
利息收入				897
財務費用				(34,601)
共同控制企業應佔溢利及虧損	(5,128)	6,410	–	1,282
聯營公司應佔溢利及虧損	1,704	–	–	1,704
除稅前虧損				(47,693)
稅項				(6,638)
年度內虧損				(54,331)

註：

1. 此業務乃透過卜蜂集團之共同控制企業運作。

綜合資產負債表

二零零六年	飼料廠及禽畜業務及農產品貿易 (千美元)	產銷摩托車及汽車零部件及機械設備貿易[1] (千美元)	投資及物業控股 (千美元)	總額 (千美元)
共同控制企業權益	35,933	47,114	–	83,047
聯營公司權益	26,801	–	–	26,801
分部資產	838,435	4,124	17,316	859,875
未分配資產				2,058
總資產				971,781
分部負債	295,138	4,005	3,154	302,297
未分配負債				567,974
總負債				870,271
其他分部資料				
添置物業、廠房及設備及預付土地租賃費	57,929	208	536	58,673
折舊及攤銷	51,602	231	227	52,060
物業、廠房及設備之減值虧損	5,785	–	–	5,785

註：

1. 此業務乃透過卜蜂集團工業部之共同控制企業運作。

地區分部

以下報表為卜蜂集團各地區分部之收入、溢利／(虧損)、若干資產、負債及支出資料分析。

綜合損益賬

二零零六年	香港 *(千美元)*	中國大陸地區 *(千美元)*	總額 *(千美元)*
分部收入			
總銷售	69	1,872,469	1,872,538
分部間之銷售	(64)	(181,017)	(181,081)
銷售予對外顧客	5	1,691,452	1,691,457
分部業績	(2,706)	(9,692)	(12,398)
其他收益	–	2,605	2,605
其他虧損	–	(7,182)	(7,182)
利息收入			897
財務費用			(34,601)
共同控制企業應佔溢利及虧損	–	1,282	1,282
聯營公司應佔溢利及虧損	–	1,704	1,704
除税前虧損			(47,693)
税項			(6,638)
年度內虧損			(54,331)

綜合資產負債表

二零零六年	香港 (千美元)	中國大陸地區 (千美元)	總額 (千美元)
共同控制企業權益	–	83,047	83,047
聯營公司權益	–	26,801	26,801
分部資產	20,304	839,571	859,875
未分配資產			2,058
總資產			971,781
分部負債	1,883	300,414	302,297
未分配負債			567,974
總負債			870,271
其他分部資料			
添置物業、廠房及設備及預付土地租賃費	536	58,137	58,673
折舊及攤銷	227	51,833	52,060
物業、廠房及設備之減值	–	5,785	5,785

本年度溢利

截至二零零六年十二月三十一日止年度之溢利為虧損54,300,000美元，而卜蜂集團股東應佔溢利約為虧損49,700,000美元。

資金流動性、財政資源及資本結構

卜蜂集團透過營運資金、短期及長期銀行貸款及出售若干資產及投資之所得款項以撥付其營運。

於二零零六年十二月三十一日，卜蜂集團之總資產約為971,800,000美元。於二零零六年十二月三十一日，卜蜂集團之流動資產及負債分別約為343,300,000美元及742,700,000美元。

總負債及資本負債比率（資本負債比率計算方法為貸款總額除以資產淨額）（相當於負債比率）分別為563,100,000美元及554.7%。卜蜂集團之大部份貸款為美元及人民幣，年利率為4.6%至9.4%不等。卜蜂集團未有安排任何利息或匯率對沖活動。

於二零零六年十二月三十一日，卜蜂集團持有現金及現金等額為55,100,000美元。

匯率

於中國之所有銷售均以人民幣計算，而出口之銷售以外幣計算。卜蜂集團於購買入口原材料及零部件均需支付外幣，並持有足夠外幣以應付其營運所需。董事認為於二零零六年人民幣升值對卜蜂集團之業務並無重大影響。

卜蜂集團資產抵押

於二零零六年十二月三十一日，卜蜂集團總貸款為563,100,000美元，其中195,000,000美元貸款需提供資產抵押，佔總額之34.6%。卜蜂集團於中國若干物業、廠房及設備與預付土地租賃費之賬面淨額為205,600,000美元，已用作短期及長期銀行貸款之抵押。

或然負債

於二零零六年十二月三十一日，卜蜂集團提供擔保數額為9,400,000美元。

僱員及酬金政策

於二零零六年十二月三十一日，卜蜂集團於中國及香港共聘用約32,000名僱員（包括其共同控制企業及聯營公司之9,900名僱員）。薪酬委員會已成立以檢討董事與高級管理層之薪酬政策及待遇。卜蜂集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療保障、資助培訓、內部技術培訓，以及購股權計劃。

截至二零零七年十二月三十一日止年度回顧

營業額及毛利

卜蜂集團截至二零零七年十二月三十一日止年度之營業額約為2,284,800,000美元，較二零零六年同期增長35.1%，主要受惠於農產品價格上漲，以及市場需求增加。農牧業務下的各事業線如飼料、食品一條龍、畜牧及生化業務的營業額皆見增長。

於二零零七年十二月三十一日，卜蜂集團之毛利較二零零六年增加80,100,000美元至248,800,000美元。

二零零七年，卜蜂集團營業額主要來自飼料業務，佔卜蜂集團營業額的59.2%。該業務錄得營業額1,352,900,000美元，對比二零零六年增長了42.5%，主要受惠於國內畜牧業氣氛轉好。回顧年內，飼料的銷量增長16.8%至4,145,000噸，其中以禽料和豬料比例較高。

就卜蜂集團之食品一條龍業務，卜蜂集團以垂直整合的模式生產生品及熟品，該業務受惠於國內農產品銷售價格上升，營業額增加了14.3%至534,700,000美元（二零零六年：468,000,000美元），佔卜蜂集團營業額23.4%，毛利率由3.8%提升至7.8%。

就卜蜂集團之畜牧業務，內地禽畜產品的價格提高，帶動卜蜂集團的畜牧業務營運得到改善，營業額達143,600,000美元。不過，由於卜蜂集團的禽畜存欄量未能配合市場需求，因而令雞苗銷量下跌約20%。

卜蜂集團亦從事產銷金霉素，擁有42,100噸飼料級金霉素年產能及950噸鹽酸金霉素年產能。生化業務於二零零七年表現平穩，錄得營業額85,400,000美元，毛利率輕微降至17.3%（二零零六年：18.0%）。兩款主要產品－飼料級金霉素及鹽酸金霉素的營業額，分別約佔生化業務營業額的59.7%和17.0%。

卜蜂集團的工業業務帶來5,800,000美元溢利貢獻，對比二零零六年同期增長86.3%，主要由市場強勁需求所帶動。

分部資料

業務分部

以下報表為卜蜂集團各業務之收入、溢利／（虧損）及若干資產、負債及支出資料分析。

綜合損益賬

二零零七年	飼料廠及禽畜業務及農產品貿易 (千美元)	產銷摩托車及汽車零部件及機械設備貿易[1] (千美元)	投資及物業控股 (千美元)	總額 (千美元)
分部收入				
總銷售	2,507,783	–	971	2,508,754
分部間之銷售	(223,021)	–	(961)	(223,982)
銷售予對外顧客	2,284,762	–	10	2,284,772
分部業績	67,790	(2,167)	(2,622)	63,001
其他收益	19,371	–	559	19,930
其他虧損	(39,602)	–	–	(39,602)
利息收入				3,751
財務費用				(40,137)
共同控制企業應佔溢利及虧損	(4,515)	7,992	–	3,477
聯營公司應佔溢利	3,397	–	–	3,397
除税前溢利				13,817
税項				(9,660)
年度內溢利				4,157

註：

1. 此業務乃透過卜蜂集團之共同控制企業運作。

綜合資產負債表

二零零七年	飼料廠及禽畜業務及農產品貿易 (千美元)	產銷摩托車及汽車零部件及機械設備貿易[1] (千美元)	投資及物業控股 (千美元)	總額 (千美元)
共同控制企業權益	(4,357)	56,523	–	52,166
聯營公司權益	27,642	–	–	27,642
分部資產	955,765	4,539	21,293	981,597
未分配資產				153
總資產				1,061,558
分部負債	381,988	3,276	115	385,379
未分配負債				562,977
總負債				948,356
其他分部資料				
添置物業、廠房及設備及預付土地租賃費	45,121	216	37	45,374
折舊及攤銷	55,617	199	332	56,148
物業、廠房及設備之減值	29,044	–	–	29,044

註：

1. 此業務乃透過卜蜂集團工業部之共同控制企業運作。

地區分部

以下報表為卜蜂集團各地區分部之收入、溢利／(虧損)、若干資產、負債及支出資料分析。

綜合損益賬

二零零七年	香港	中國大陸地區	總額
	(千美元)	*(千美元)*	*(千美元)*
分部收入			
總銷售	971	2,507,783	2,508,754
分部間之銷售	(961)	(223,021)	(223,982)
銷售予對外顧客	10	2,284,762	2,284,772
分部業績	(2,622)	65,623	63,001
其他收益	928	19,002	19,930
其他虧損	–	(39,602)	(39,602)
利息收入			3,751
財務費用			(40,137)
共同控制企業應佔溢利及虧損	–	3,477	3,477
聯營公司應佔溢利及虧損	–	3,397	3,397
除税前溢利			13,817
税項			(9,660)
年度內溢利			4,157

綜合資產負債表

二零零七年	香港 (千美元)	中國大陸地區 (千美元)	總額 (千美元)
共同控制企業權益	–	52,166	52,166
聯營公司權益	–	27,642	27,642
分部資產	20,188	961,409	981,597
未分配資產			153
總資產			1,061,558
分部負債	4,495	380,884	385,379
未分配負債			562,977
總負債			948,356
其他分部資料			
添置物業、廠房及設備及預付土地租賃費	37	45,337	45,374
折舊及攤銷	332	55,816	56,148
物業、廠房及設備之減值	–	29,044	29,044

本年度溢利

於二零零七年十二月三十一日，卜蜂集團錄得溢利4,200,000美元（二零零六年：虧損54,300,000美元）。股東應佔溢利為2,500,000美元，由去年的虧損49,700,000美元轉虧為盈。

資金流動性、財政資源及資本結構

卜蜂集團透過營運資金、短期及長期銀行貸款以撥付其營運。

於二零零七年十二月三十一日，卜蜂集團之總資產為1,061,600,000美元，較二零零六年之971,800,000美元，增加9.2%。於二零零七年十二月三十一日，卜蜂集團之流動資產及負債分別約為467,000,000美元及822,800,000美元。

總負債及資本負債比率（資本負債比率計算方法為貸款總額除以權益（包括少數股東權益））（相當於負債比率）分別為557,700,000美元及492.6%，相對二零零六年十二月三十一日之563,100,000美元及554.7%。卜蜂集團取得之大部份貸款為美元及人民幣，年利率為4.9%至9.8%不等。卜蜂集團未有安排任何利息或匯率對沖活動。

於二零零七年十二月三十一日，卜蜂集團持有現金及現金等額增至82,900,000美元，較二零零六年十二月三十一日增加27,800,000美元。

匯率

於中國之所有銷售均以人民幣計算，而出口之銷售以外幣計算。卜蜂集團於購買進口原材料及零部件時需支付外幣，並持有足夠外幣以應付其營運所需。董事會認為於本年度人民幣升值對卜蜂集團之業務並無重大影響。

卜蜂集團資產抵押

於二零零七年十二月三十一日，卜蜂集團總貸款為557,700,000美元（二零零六年：563,100,000美元），其中188,300,000美元（二零零六年：195,000,000美元）貸款需提供資產抵押，佔總額之33.8%（二零零六年：34.6%）。卜蜂集團於中國及香港若干物業、廠房及設備與預付土地租賃費，以及定期存款的賬面淨額為245,000,000美元（二零零六年：215,800,000美元），已用作短期及長期銀行貸款之抵押。

或然負債

於二零零七年十二月三十一日，卜蜂集團提供擔保金額為27,800,000美元，較二零零六年增加18,400,000美元。

僱員及酬金政策

於二零零七年十二月三十一日，卜蜂集團於中國及香港共聘用約33,000名僱員（包括共同控制企業及聯營公司之9,700名僱員）。卜蜂集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療保障、資助培訓、內部技術培訓，以及購股權計劃。

截至二零零八年十二月三十一日止年度回顧

附屬公司及聯營公司之重大收購及出售

於年內，本公司訂立協議出售其於正大農牧、正大投資、C.T. Progressive (Investment) Ltd.及統傑投資有限公司及其附屬公司、共同控制企業及聯營公司（統稱「**已出售卜蜂集團**」）之股權及本公司向正大農牧墊付之總金額約119,656,000美元予一家關連公司CP China Investment Limited（「**買方**」）（一家由本公司之控權股東實益擁有之公司），現金代價為102,800,000美元。出售該等附屬公司帶來之溢利為13,387,000美元。

已出售卜蜂集團從事飼料廠及禽畜業務及農產品貿易，為於中國大陸之獨立業務分部。該農牧業務之出售已於二零零八年六月十九日獲得本公司獨立股東批准。於二零零八年十二月三十一日，卜蜂集團之資產或負債並未分佔在終止經營業務。

進行出售事項之原因

過去五年，卜蜂集團農牧業務之財務表現一直因間歇爆發動物疫症、部分重要出口市場禁止若干農產品入口、原材料價格上漲以及本地競爭者造成定價壓力而受到負面影響。因此，隨著中國農產商品價格不斷上揚，加上人民幣持續升值，令卜蜂集團農牧業務在中國之經營環境益發困難。此外，中國當局當時實施防範措施，藉控制食品及禽畜價格以壓抑通脹，亦導致卜蜂集團之農牧業務前景不明朗。再者，主要為維持卜蜂集團之農牧業務而產生之高息債務，導致卜蜂集團承擔之債務／總資本負債比率高達492.6%（於二零零七年十二月三十一日），而經營溢利亦因重大之財務成本而受到不利影響。

營業額及毛利

卜蜂集團持續經營業務截至二零零八年十二月三十一日止年度之營業額約為64,500,000美元，較上年度下降3.6%。而卜蜂集團之摩托車銷量增長7.5%，至497,700輛，其中彎樑車佔總銷量的75.5%。

卜蜂集團金霉素業務的營業額輕微下降3.7%，至64,400,000美元。飼料級金霉素營業額減少6.1%，至49,100,000美元，佔卜蜂集團金霉素業務整體營業額76.2%（二零零七年：78.1%）。另一方面，鹽酸金霉素營業額則錄得5.9%升幅，至15,300,000美元。飼料級金霉素銷量約四成是來自國內市場，於二零零八年，卜蜂集團繼續加強國內銷售，憑著卜蜂集團員工積極廣開客源，不斷改良產品，以及提高產品使用普及性，國內飼用金霉素銷量穩定增長，輕微上升2.6%。

持續經營業務之毛利下降60.3%至6,100,000美元，而卜蜂集團金霉素業務之毛利率由二零零七年之17.3%降至9.3%。毛利率下降的主要原因是原材料及生產能源成本上升，以及金霉素的發酵水平欠理想，增加了原材料的消耗，降低了生產效益。

分部資料

業務分部

以下報表為卜蜂集團各業務之收入、溢利／(虧損)及若干資產、負債及支出資料分析。

綜合損益賬

二零零八年	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易[1]	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	(千美元)	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*
分部收入								
總銷售	65,744	–	722	66,466	1,242,723	–	1,242,723	1,309,189
分部間之銷售	(1,300)	–	(674)	(1,974)	(98,054)	–	(98,054)	(100,028)
銷售予對外顧客	64,444	–	48	64,492	1,144,669	–	1,144,669	1,209,161
分部業績	(1,567)	(4,115)	(6,703)	(12,385)	35,931	77	36,008	23,623
其他收益	427	16	9,921	10,364	–	–	–	10,364
其他虧損	–	–	–	–	(904)	–	(904)	(904)
利息收入				138			4,177	4,315
出售附屬公司溢利				–			13,387	13,387
財務費用				(5,768)			(18,909)	(24,677)
共同控制企業應佔溢利及虧損	–	10,660	–	10,660	6,032	–	6,032	16,692
聯營公司應佔溢利及虧損	–	–	–	–	2,104	–	2,104	2,104
除稅前溢利				3,009			41,895	44,904
稅項				(30)			(3,581)	(3,611)
年度內溢利				2,979			38,314	41,293

註：

1. 此業務乃透過卜蜂集團工業部之共同控制企業運作。

綜合資產負債表

二零零八年	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易[1]	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	(千美元)	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*
共同控制企業權益	–	65,473	–	65,473	–	–	–	65,473
分部資產	68,517	10,427	21,031	99,975	–	–	–	99,975
未分配資產				316			–	316
總資產				165,764			–	165,764
分部負債	23,372	1,091	3,768	28,231	–	–	–	28,231
未分配負債				20,717			–	20,717
總負債				48,948			–	48,948
其他分部資料								
添置物業、廠房及設備及預付土地租賃費	1,503	274	26	1,803	11,068	–	11,068	12,871
折舊及攤銷	4,370	169	270	4,809	18,973	12	18,985	23,794

註：

1. 此業務乃透過卜蜂集團工業部之共同控制企業運作。

地區分部

以下報表為卜蜂集團各地區分部之收入、溢利／(虧損)、若干資產、負債及支出資料分析。

綜合損益賬

二零零八年	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	(千美元)	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*
分部收入							
總銷售	722	65,744	66,466	–	1,242,723	1,242,723	1,309,189
分部間之銷售	(674)	(1,300)	(1,974)	–	(98,054)	(98,054)	(100,028)
銷售予對外顧客	48	64,444	64,492	–	1,144,669	1,144,669	1,209,161
分部業績	(6,703)	(5,682)	(12,385)	77	35,931	36,008	23,623
其他收益	427	9,937	10,364	–	–	–	10,364
其他虧損	–	–	–	–	(904)	(904)	(904)
利息收入			138			4,177	4,315
出售附屬公司溢利			–			13,387	13,387
財務費用			(5,768)			(18,909)	(24,677)
共同控制企業							
應佔溢利及虧損	–	10,660	10,660	–	6,032	6,032	16,692
聯營公司應佔溢利及虧損	–	–	–	–	2,104	2,104	2,104
除税前溢利			3,009			41,895	44,904
税項			(30)			(3,581)	(3,611)
年度內溢利			2,979			38,314	41,293

綜合資產負債表

二零零八年	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)
共同控制企業權益	–	65,473	65,473	–	–	–	65,473
分部資產	21,031	78,944	99,975	–	–	–	99,975
未分配資產			316			–	316
總資產			165,764			–	165,764
分部負債	3,768	24,463	28,231	–	–	–	28,231
未分配負債			20,717			–	20,717
總負債			48,948			–	48,948
其他分部資料							
添置物業、廠房及設備及預付土地租賃費	26	1,777	1,803	–	11,068	11,068	12,871
折舊及攤銷	270	4,539	4,809	12	18,973	18,985	23,794

本年度溢利

卜蜂集團持續經營業務錄得溢利3,000,000美元（二零零七年：虧損8,900,000美元），當中不包括出售農牧業務後獲得的特殊溢利約13,400,000美元。

資金流動性、財政資源及資本結構

卜蜂集團透過營運資金及短期銀行貸款以撥付其營運。

於二零零八年十二月三十一日，卜蜂集團之總資產為165,800,000美元，較二零零七年十二月三十一日之1,061,600,000美元，減少84.4%。出售農牧業務導致總資產大幅下降。

總貸款及資本貸款比率(資本貸款比率計算方法為貸款總額除以權益總額)(相當於負債比率)分別為18,200,000美元及15.6%，相對二零零七年十二月三十一日之557,700,000美元及492.6%。由於在二零零八年內出售農牧業務，財務狀況得到重大改善。卜蜂集團之大部份貸款為美元及人民幣，年利率為5.7%至8.2%不等。卜蜂集團未有安排任何利息或匯率對沖活動。

於二零零八年十二月三十一日，卜蜂集團持有現金及現金等額12,500,000美元，較二零零七年減少70,400,000美元，其中約74,400,000美元為已出售卜蜂集團持有的現金及現金等額。

匯率

於中國之所有銷售均以人民幣計算，而出口之銷售以外幣計算。卜蜂集團於購買入口原材料及零部件均需支付外幣，並持有足夠外幣以應付其營運所需。董事會認為於二零零八年人民幣升值對卜蜂集團之業務並無重大影響。

卜蜂集團資產抵押

於二零零八年十二月三十一日，卜蜂集團所得之全部貸款為無抵押，而二零零七年已抵押貸款佔總額之33.8%。於二零零七年十二月三十一日，卜蜂集團於中國若干物業、廠房及設備與預付土地租賃費，以及已抵押定期存款之賬面淨額分別為209,900,000美元、30,900,000美元及4,200,000美元，已用作短期及長期銀行貸款之抵押。

或然負債

於二零零八年十二月三十一日，卜蜂集團提供擔保金額為30,600,000美元，較二零零七年十二月三十一日增加2,800,000美元。

僱員及酬金政策

於二零零八年十二月三十一日，卜蜂集團於中國及香港共聘用約6,700名僱員(包括其共同控制企業之5,900名僱員)。卜蜂集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療保障、資助培訓、內部技術培訓，以及購股權計劃。

截至二零零九年六月三十日止六個月回顧

營業額及毛利

卜蜂集團持續經營業務截至二零零九年六月三十日止六個月之營業額約為31,500,000美元，較二零零八年同期下降11.7%。

上半年，卜蜂集團金霉素業務營業額按年下跌11.7%，至31,400,000美元。營業額分布方面，內銷及出口各佔28.3%和71.7%；主要產品飼料級金霉素及鹽酸金霉素的銷售，則分別佔70.0%和30.0%。飼料級金霉素海外市場需求疲弱，加上業界為減輕庫存而採取促銷策略，為卜蜂集團金霉素業務的銷售及價格添上壓力。在這些經營壓力下，卜蜂集團飼料級金霉素於國內的銷量按年下跌10.5%，至6,800噸；鹽酸金霉素則按年下跌14.7%，至21噸。不過，對比二零零八年下半年，飼料級金霉素及鹽酸金霉素的國內銷量已見改善，分別回升4.4%及25.1%。

同樣地，於二零零九年上半年，卜蜂集團的摩托車業務的內銷按年下跌18.2%，至200,700輛，而出口銷售則按年下跌46.8%，至27,500輛。儘管如此，內銷已逐漸回復正常，較二零零八年下半年增長逾20%。

分部資料

業務分部

以下報表為卜蜂集團各業務之收入、溢利／(虧損)及若干資產、負債及支出資料分析。

綜合損益賬

截至二零零九年六月三十日止六個月（未經審核）	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易[1]	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	（千美元）	*（千美元）*	*（千美元）*	*（千美元）*	*（千美元）*	*（千美元）*	*（千美元）*	*（千美元）*
分部收入								
總銷售	31,381	–	138	31,519	–	–	–	31,519
分部間之銷售	–	–	–	–	–	–	–	–
銷售予對外顧客	31,381	–	138	31,519	–	–	–	31,519
分部業績	(174)	(1,623)	(1,725)	(3,522)	–	–	–	(3,522)
其他收益	63	138	7	208	–	–	–	208
其他虧損	(70)	–	–	(70)	–	–	–	(70)
財務費用	(560)	(20)	–	(580)	–	–	–	(580)
共同控制企業應佔溢利及虧損	–	7,457	–	7,457	–	–	–	7,457
除税前溢利／（虧損）	(741)	5,952	(1,718)	3,493	–	–	–	3,493
税項	–	–	–	–	–	–	–	–
期內溢利／（虧損）	(741)	5,952	(1,718)	3,493	–	–	–	3,493

註：

1. 此業務乃透過卜蜂集團之共同控制企業運作。

綜合資產負債表

截至二零零九年六月三十日止六個月(未經審核)	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易[1]	投資及物業控股	總額	飼料廠及禽畜業務及農產品貿易	投資及物業控股	總額	綜合
	(千美元)	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*	*(千美元)*
分部資產	67,046	6,068	18,808	91,922	–	–	–	91,922
共同控制企業權益	–	76,552	–	76,552	–	–	–	76,552
總資產	67,046	82,620	18,808	168,474	–	–	–	168,474

註：

1. 此業務乃透過卜蜂集團之共同控制企業運作。

地區分部

以下報表為卜蜂集團各地區分部之收入、溢利／(虧損)、若干資產、負債及支出資料分析。

綜合損益賬

截至二零零九年六月三十日止六個月(未經審核)	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)
分部收入							
總銷售	71	31,448	31,519	–	–	–	31,519
分部間之銷售	–	–	–	–	–	–	–
銷售予對外顧客	71	31,448	31,519	–	–	–	31,519
分部業績	(3,477)	(45)	(3,522)	–	–	–	(3,522)
其他收益	144	64	208	–	–	–	208
其他虧損	–	(70)	(70)	–	–	–	(70)
財務費用	(20)	(560)	(580)	–	–	–	(580)
共同控制企業應佔溢利及虧損	–	7,457	7,457	–	–	–	7,457
除税前溢利／(虧損)	(3,353)	6,846	3,493	–	–	–	3,493
税項	–	–	–	–	–	–	–
期內溢利／(虧損)	(3,353)	6,846	3,493	–	–	–	3,493

綜合資產負債表

截至二零零九年六月三十日止六個月(未經審核)	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)	(千美元)
分部資產	18,911	73,011	91,922	–	–	–	91,922
共同控制企業權益	–	76,552	76,552	–	–	–	76,552
總資產	18,911	149,563	168,474	–	–	–	168,474

期內溢利

截至二零零九年六月三十日止六個月，卜蜂集團持續經營業務錄得卜蜂集團股東應佔溢利3,800,000美元，較二零零八年同期下降49.9%。

資金流動性及財政資源

卜蜂集團透過營運資金及短期銀行貸款以撥付其營運。

於二零零九年六月三十日，卜蜂集團之總資產為168,500,000美元，較二零零八年十二月三十一日之165,800,000美元，增加1.6%。

總貸款及資本貸款比率（資本貸款比率計算方法為貸款總額除以權益總額）（相當於負債比率）分別為15,800,000美元及13.1%，相對二零零八年十二月三十一日之18,200,000美元及15.6%。卜蜂集團之大部份貸款為美元及人民幣，年利率為4.3%至8.2%不等。卜蜂集團未有安排任何利息或匯率對沖活動。

於二零零九年六月三十日，卜蜂集團持有現金及現金等額5,200,000美元，較二零零八年十二月三十一日減少7,300,000美元。

匯率

於中國之所有銷售均以人民幣計算，而出口之銷售以外幣計算。卜蜂集團於購買入口原材料及零部件均需支付外幣，並持有足夠外幣以應付其營運所需。董事會認為於本期間人民幣升值對卜蜂集團之業務並無重大影響。

卜蜂集團資產抵押

於二零零九年六月三十日，卜蜂集團總貸款額為15,800,000美元（二零零八年十二月三十一日：18,200,000美元），其中4,100,000美元（二零零八年十二月三十一日：無）貸款需提供資產抵押，佔總額之25.6%。卜蜂集團於中國若干物業、廠房及設備與預付土地租賃費之賬面淨額為9,100,000美元（二零零八年十二月三十一日：無），已用作短期銀行貸款之抵押。

或然負債

於二零零九年六月三十日，卜蜂集團提供擔保金額為30,600,000美元（二零零八年十二月三十一日：30,600,000美元）。

僱員及酬金政策

於二零零九年六月三十日，卜蜂集團於中國及香港共聘用約6,700名僱員（包括其共同控制企業之5,600名僱員）。卜蜂集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療保障、資助培訓、內部技術培訓，以及購股權計劃。

經重組CPI集團之管理層討論及分析

下文為根據國際財務報告準則編製有關經重組CPI集團截至二零零八年十二月三十一日止三個年度及截至二零零九年六月三十日止六個月之合併財務狀況及經營業績之管理層討論及分析。.

截至二零零六年十二月三十一日止年度回顧

經重組CPI集團截至二零零六年十二月三十一日止年度之合併收入為1,022,447,000美元。合併毛利約為121,750,000美元，而經重組CPI集團股東應佔溢利約為5,320,000美元。

於二零零六年十二月三十一日，經重組CPI集團之合併流動資產及負債分別約為169,537,000美元及367,247,000美元。

於二零零六年十二月三十一日，經重組CPI集團之合併總資產約為663,219,000美元，而合併總負債約為594,166,000美元。於二零零六年十二月三十一日，經重組CPI集團之資本貸款比率（貸款總額除以權益總額）（相當於負債比率）約為364.6%。

於二零零六年十二月三十一日，經重組CPI集團之有形固定資產賬面淨額約為168,344,000美元。

經重組CPI集團於截至二零零六年十二月三十一日止年度並無附屬公司及聯營公司之重大投資、重大收購或出售。

截至二零零七年十二月三十一日止年度回顧

經重組CPI集團截至二零零七年十二月三十一日止年度之合併收入約為1,413,423,000美元，較二零零六年增加約38.2%。合併毛利約為144,059,000美元，較二零零六年增加約18.3%。而經重組CPI集團股東應佔溢利約為14,940,000美元，較二零零六年增加約180.8%。

於二零零七年十二月三十一日，經重組CPI集團之合併流動資產及負債分別約為248,429,000美元及445,654,000美元。

於二零零七年十二月三十一日，經重組CPI集團之合併總資產約為781,274,000美元，較二零零六年十二月三十一日之合併總資產增加約17.8%。於二零零七年十二月三十一日，經重組CPI集團之合併總負債約為683,708,000美元，較二零零六年十二月三十一日之合併總負債增加約15.1%。於二零零七年十二月三十一日，經重組CPI集團之資本貸款比率(相當於負債比率)約為270.0%。

於二零零七年十二月三十一日，經重組CPI集團之有形固定資產賬面淨額約為172,728,000美元。

經重組CPI集團於截至二零零七年十二月三十一日止年度並無附屬公司及聯營公司之重大投資、重大收購或出售。

截至二零零八年十二月三十一日止年度回顧

經重組CPI集團截至二零零八年十二月三十一日止年度之合併收入約為1,944,630,000美元，較二零零七年增加約37.6%。合併毛利約為223,658,000美元，較二零零七年增加約55.3%。而經重組CPI集團股東應佔溢利約為33,028,000美元，較二零零七年增加約121.1%。

於二零零八年十二月三十一日，經重組CPI集團之合併流動資產及負債分別約為214,479,000美元及458,507,000美元。

於二零零八年十二月三十一日，經重組CPI集團之合併總資產約為888,457,000美元，較二零零七年十二月三十一日之合併總資產增加約13.7%。於二零零八年十二月三十一日，經重組CPI集團之合併總負債約為693,286,000美元，較二零零七年十二月三十一日之合併總負債增加約1.4%。於二零零八年十二月三十一日，經重組CPI集團之資本貸款比率(相當於負債比率)約為202.6%。

於二零零八年十二月三十一日，經重組CPI集團之有形固定資產賬面淨額約為179,311,000美元。

經重組CPI集團於截至二零零八年十二月三十一日止年度並無附屬公司或聯營公司之重大投資、重大收購或出售。

截至二零零九年六月三十日止六個月回顧

經重組CPI集團截至二零零九年六月三十日止六個月之合併收入為861,227,000美元，較二零零八年同期減少約6.4%。合併毛利約為130,141,000美元，較二零零八年同期增加約23.8%。而經重組CPI集團股東應佔溢利約為36,963,000美元，較二零零八年同期增加約131.9%。

於二零零九年六月三十日，經重組CPI集團之合併流動資產及負債分別約為294,269,000美元及536,828,000美元。

於二零零九年六月三十日，經重組CPI集團之合併總資產約為950,870,000美元，較二零零八年十二月三十一日增加約7.0%。而合併總負債約為716,922,000美元，較二零零八年十二月三十一日增加約3.4%。於二零零九年六月三十日，經重組CPI集團之資本貸款比率(相當於負債比率)約為179.9%。

於二零零九年六月三十日，經重組CPI集團之有形固定資產賬面淨額約為181,477,000美元。

經重組CPI集團於截至二零零九年六月三十日止六個月並無附屬公司之重大投資、重大收購或出售。

由於經重組CPI集團有關交易及貸款之大部份收入及開支均以人民幣計值，因此經重組CPI集團並無承受任何重大外幣風險。

經重組CPI集團營運概覽

經重組CPI集團為國內領先的現代工業動物飼料生產商，業務遍及全國。經重組CPI集團生產多元化的動物飼料，在中國西部省份的禽畜飼料生產及銷售中，擁有相當的市場佔有率。

經重組CPI集團之主要業務為生產及供應全價配合飼料、濃縮飼料及預混合飼料。其主要從事生產、分銷及銷售豬飼料、禽飼料、水產飼料及其他飼料產品。經重組CPI集團擁有多元化的產品組合，於以下各主要分部生產及推廣其產品：

- 全價配合飼料
  - 豬飼料
  - 禽飼料
  - 水產飼料－魚及蝦
- 其他飼料產品，主要為牛飼料及羊飼料
- 預混合飼料
- 濃縮飼料

飼料產品可以分為以下各類：全價配合飼料、濃縮飼料及預混合飼料，各類飼料均有截然不同的產品特點。

全價配合飼料是指根據符合飼料標準的若干處方，同時因應不同禽畜種類、動物於各成長階段及發展的營養需要，以及不同的生產方法，將各種原材料(包括添加劑)混合而成的飼料產品。全價配合飼料直接用於養殖，能完全滿足營養目標。

濃縮飼料指從全價配合飼料減去能量飼料後所剩餘的部份。

預混合飼料指根據所需比例將一種或多種副成份(包括微量元素、維生素、合成氨基酸及若干藥物添加劑)與稀釋劑或載體混合而成的中間飼料產品。

過往，全價配合飼料為中國主要的工業飼料種類，惟其佔飼料產品總產量的比例已有所下降。此乃由於濃縮飼料及預混合飼料顯著增長，以及原材料價格變化所致。在原材料價格高企時，市場對全價配合飼料需求較大，而在原材料價格降低時，市場對預混合飼料及濃縮飼料的需求則較大。

經重組CPI集團旗下53間附屬公司及4間共同控制企業為位處其半徑範圍50公里內的農場、圍繞其生產設施的對外第三方、經重組CPI集團的其他附屬公司，以及OSIL集團旗下的農場，供應飼料產品。


吉林
遼寧
新疆
內蒙古
甘肅
北京
天津
河北
寧夏
山東
山西
江蘇
陝西
河南
安徽
湖北
四川
浙江
江西
湖南
貴州
廣西

經重組CPI集團產品之收入、銷量及定價

銷售明細 *(百萬美元)*	截至十二月三十一日止年度						截至六月三十日止六個月			
	二零零六年		二零零七年		二零零八年		二零零八年		二零零九年	
豬飼料－全價配合及濃縮	348	34.1%	401	28.4%	658	33.8%	305	33.2%	306	35.6%
豬飼料－預混合	25	2.5%	27	1.9%	50	2.6%	20	2.1%	27	3.1%
家禽飼料－全價配合及濃縮	444	43.4%	691	48.9%	763	39.2%	396	43.1%	307	35.6%
家禽飼料－預混合	30	2.9%	38	2.7%	56	2.9%	26	2.9%	32	3.7%
水產飼料－全價配合及濃縮	75	7.3%	116	8.2%	196	10.1%	71	7.7%	79	9.2%
水產飼料－預混合	3	0.3%	3	0.2%	5	0.2%	2	0.3%	3	0.4%
其他飼料產品	46	4.5%	56	4.0%	83	4.2%	41	4.4%	40	4.6%
銷售予非飼料團體	44	4.3%	67	4.8%	124	6.4%	55	6.0%	63	7.3%
其他	7	0.7%	14	1.0%	11	0.6%	3	0.4%	5	0.6%
合計	1,022	100.0%	1,413	100.0%	1,945	100.0%	920	100.0%	861	100.0%

銷售收入乃按銷量及經重組CPI集團銷售產品的價格而定。由於豬及家禽飼料產品銷量較大，故為經重組CPI集團帶來較穩定收益。

截至二零零六年、二零零七年及二零零八年十二月三十一日止年度以及截至二零零九年六月三十日止六個月，全價配合及濃縮豬飼料產品分別佔總銷售額的34.1%、28.4%、33.8%及35.6%。於過往數年，由於豬農需求增加以及豬飼料業務的毛利率相對較高，故曾致力推高豬飼料產銷比例，而結果已從上述銷售及銷售比率中反映。

至於全價配合及濃縮家禽飼料產品，於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度以及截至二零零九年六月三十日止六個月，分別佔總銷售額的43.4%、48.9%、39.2%及35.6%。經重組CPI集團於中國開業時為家禽飼料供應商及生產商，而此分部現仍為其中流砥柱，帶來強健的收入基礎，一直以來協助穩定其銷售收入。

經重組CPI集團亦藉生產水產飼料以減低家禽飼料銷售之波動。截至二零零六年、二零零七年及二零零八年十二月三十一日止年度以及截至二零零九年六月三十日止六個月，全價配合及濃縮水產飼料銷售分別佔總銷售額7.3%、8.2%、10.1%及9.2%。

而預混合飼料的總銷售額於截至二零零六年、二零零七年及二零零八年十二月三十一日止年度以及截至二零零九年六月三十日止六個月分別佔總銷售額約5.7%、4.8%、5.7%及7.2%。由於健康而有活力的動物需要準確份量的維生素、微量元素及其他飼料添加劑，因此預混合飼料的配方設計及生產，對研發及技術的要求甚高。經重組CPI集團現時在國內預混合飼料業具有影響力，其預混合飼料主要售予大型農場。隨著飼料業正進行整合，加上愈多政府政策關注小型農場的環境及食品安全問題，令預混合飼料在二零零九年上半年的銷售貢獻顯著增長。

	截至十二月三十一日止年度			截至六月三十日止六個月	
銷量（*千噸*）	**二零零六年**	**二零零七年**	**二零零八年**	**二零零八年**	**二零零九年**
豬飼料－全價配合及濃縮	1,032	1,021	1,231	598	594
豬飼料－預混合	42	44	61	28	33
家禽飼料－全價配合及濃縮	1,913	2,434	1,977	1,063	850
家禽飼料－預混合	48	57	75	35	43
水產飼料－全價配合及濃縮	228	315	388	151	169
水產飼料－預混合	3	3	3	2	1
其他飼料產品	222	226	240	119	117
銷售予非飼料團體	175	214	305	136	176
合計	3,664	4,313	4,279	2,132	1,984

整體而言，於二零零六年、二零零七年及二零零八年，全部產品分部的銷量均呈增長趨勢，惟家禽全價配合及濃縮飼料的銷量於二零零八年有所下跌。二零零七年，經重組CPI集團的飼料總銷量錄得17.7%的增幅，主要乃由於國內畜牧業市場蓬勃所帶動。

二零零八年，禽流感間歇影響全價配合及濃縮家禽飼料的銷量，導致由二零零七年的2,434千噸跌至二零零八年的1,977千噸。至於全價配合及濃縮豬飼料的銷量則於二零零九年上半年輕微下跌，此反映公眾對H1N1疫病剛爆發時的最初反應。公眾當時誤解此病毒乃源自豬隻。

經重組CPI集團有平衡的產品組合，加上其擁有迅速轉換生產不同飼料產品的彈性，容許其控制所有飼料產品的產量，此在爆發動物疫症時尤為重要。此外，當消費者需求因某個蛋白質類別價格急升而轉至其他類別時，經重組CPI集團亦可憑藉其多元化的產品組合，掌握另一個蛋白質類別上升的需求。

根據收購協議，向非飼料團體所擁有之農場的銷售以及對經重組CPI集團其他附屬公司之內部銷售將參照當時的市價進行。

下表載列經重組CPI集團售予市場的主要飼料產品之平均售價：

平均售價(*每噸美元*)	**截至十二月三十一日止年度**			**截至六月三十日止六個月**	
	二零零六年	**二零零七年**	**二零零八年**	**二零零八年**	**二零零九年**
豬飼料－全價配合及濃縮	335	392	535	510	516
豬飼料－預混合	882	954	1,144	1,065	1,162
家禽飼料－全價配合及濃縮	232	283	385	372	359
家禽飼料－預混合	794	862	940	917	940
水產飼料－全價配合及濃縮	331	368	504	473	466
水產飼料－預混合	1,053	1,251	2,035	2,110	2,367

隨著產品組合改變及原材料價格上升，上述平均售價均持續上升。

由於經重組CPI集團在二零零六年更改其營運策略，以專注於生產高料肉比率的質優飼料，故自二零零六年起質優飼料產品的平均售價有所上升。

經重組CPI集團過往利用存貨成本釐定其銷售成本；然而，當與存貨量較低的飼料供應商競爭時，其即失去價格的競爭力。自二零零七年底開始，所有飼料產品的價格，均按預測原材料未來價格加以目標毛利率而釐定。因此，產品價格有可能跟隨原材料成本上升。於二零零九年，部份飼料產品價格主要因原材料成本較低而有所下降。

水產及豬隻養殖場營運商之產品一般有較大附加值，可收取較高價錢。因此，他們均願意在飼料方面支付較多，使經重組CPI集團在其相關飼料產品定價方面更具彈性。未來幾年，經重組CPI集團將繼續加強生產水產及豬飼料。

一般而言，預混合飼料的平均價格高於全價配合飼料。

成本

佔總成本一部分的原材料

經重組CPI集團銷售成本主要包括原材料成本，其佔總銷售成本超過85%。其他銷售成本包括直接員工、電力及能源以及包裝成本。

原材料成本

經重組CPI集團生產其動物飼料產品所使用之原材料主要為玉米及豆粕。其他原材料包括棉籽粕、小麥及魚粉，而佔原材料總成本皆不多於5%。由於該等主要原材料為商品，故價格偏向波動。

二零零六年以來之玉米市價(每噸美元)


300.0
250.0
200.0
150.0
100.0
06年1月
06年5月
06年9月
07年1月
07年5月
07年9月
08年1月
08年5月
08年9月
09年1月
09年5月
09年9月

二零零六年以來之豆粕市價(每噸美元)


700.0
600.0
500.0
400.0
300.0
200.0
06年1月
06年5月
06年9月
07年1月
07年5月
07年9月
08年1月
08年5月
08年9月
09年1月
09年5月
09年9月

經重組CPI集團因應原材料價格波動而調整其產品售價。因此，主要原材料成本波動，對經重組CPI集團之毛利率的影響有限。除化學合成品及預混合飼料所用的添加劑外，經重組CPI集團之大部份原材料均購自國內市場。經重組CPI集團並無與供應商訂立長期合同協議，其附屬公司採購原材料之訂單乃彙集一併由經重組CPI集團每月落單。

基本採購乃按地區自行分散進行，但採購量及整體價格指引則由中央決定。此舉有助監察地區及全球價格差異，而倘進行大批採購，更可受惠於規模效益。

原材料的品質控制在整個飼料生產過程中尤為關鍵。隨著國內愈趨重視衛生及食品安全，經重組CPI集團亦致力只向認可的生產商採購原材料。

玉米乃主要原材料之一，通常會向中國東北地區數家大規模的供應商採購。玉米被視為普遍可於市場取得的商品。

經重組CPI集團對用於飼料生產的豆粕，有其本身的濕度標準，通常向本地的大型油品廠購買。

棉籽粕是一種特殊的原材料，產於新疆自治區。經重組CPI集團於當地向大約十家供應商採購棉籽粕。至於小麥乃購自各附屬公司附近的當地供應商。

經重組CPI集團的大部份原材料供應商均提供平均7至19日的賒賬期，但由於經重組CPI集團擁有充裕的營運資金，故選擇以現金付款採購原材料。因此，大部份供應商均會優先向經重組CPI集團供應原材料，而且品質亦會較佳。

產品組合

經重組CPI集團擁有多元化的產品組合，包括各式各樣的動物及水產飼料產品。各分部下不同產品的毛利率，會因應各飼料產品的不同單價及銷量，以及飼料成份各異而有所不同。故此，經重組CPI集團的整體毛利率會由於各分部的產品組合而變動。

下表載列經重組CPI集團三個售予市場的主要產品的毛利率：

	截至十二月三十一日止年度			截至六月三十日止六個月	
毛利率(%)	二零零六年	二零零七年	二零零八年	二零零八年	二零零九年
豬飼料－全價配合及濃縮	11.9%	10.3%	12.7%	12.0%	16.7%
豬飼料－預混合	35.6%	32.3%	27.9%	27.9%	36.9%
家禽飼料－全價配合及濃縮	7.4%	6.5%	7.3%	7.1%	8.7%
家禽飼料－預混合	35.1%	32.5%	26.7%	27.3%	35.7%
水產飼料－全價配合及濃縮	6.7%	8.5%	9.7%	11.3%	12.1%
水產飼料－預混合	41.0%	35.5%	25.5%	26.4%	34.1%

豬隻及水產養殖場營運商一般可對其產品提供較大附加值，最終收取較高價錢，因此豬及水產飼料的毛利率亦較高。因此，相關飼料產品的價格會較高。另外，由於經重組CPI集團的豬及水產飼料產品在料肉比率方面競爭力較高，使其飼料產品可享較大溢價。

預混合飼料的毛利率一般遠高於全價配合飼料，因生產預混合飼料的技術要求較高，而經重組CPI集團所生產的預混合飼料濃度較高，使其可收取較高價錢。

合併損益賬其他主要項目

經重組CPI集團銷售開支與所有產品的銷量有關。

為加強銷售及市場推廣，經重組CPI集團向農戶及其他客戶提供廣泛的售後服務，藉以吸引及挽留顧客。向客戶交付飼料產品後，經重組CPI集團憑藉其超過2,700位售後服務顧問，提供獨一無二的售後服務。該等顧問向飼料客戶提供技術支援，並教授現代飼養技術以及正確使用飼料以提升料肉比率的方法等。招聘售後服務顧問時會集中於擁有出眾銷售經驗的人才。顧問會經常與農戶及客戶接觸，以跟進用量、記錄結果及經驗，並且收集意見。經重組CPI集團亦有成立擁有良好技術知識及業內經驗的專家團隊，為不同農場營運商提供專門的解決方案。

於二零零九年，經重組CPI集團增加其廣告開支，製作更多電視廣告以推廣其品牌產品。

經重組CPI集團的經營溢利自二零零八年起大幅上升，此乃受惠於二零零七年底開始的定價政策轉變，以更專注於毛利率較高的豬及水產飼料。

經重組CPI集團的其他收益包括出售物業、廠房及設備所得款項，以及政府就二零零六年及二零零八年爆發動物疫症時發放的補助。財務成本於二零零九年上半年大幅下降，此乃由於經重組CPI集團的銀行貸款及其他貸款的息率減少所致。

CPI現時向經重組CPI集團旗下多家公司提供若干技術服務，而相關服務費過往乃根據服務協議支付予CPI之最終控股公司CPG。作為收購前重組之一部份，CPG集團已與CPI協定，CPG集團須就截至二零零九年十二月三十一日止年度向CPI支付為數31,000,000美元之服務費。此付款乃反映收購事項將包括服務費之經濟利益此商業協定。經重組CPI集團截至二零零七年及二零零八年十二月三十一日止年度及截至二零零九年十一月三十日止十一個月所支付之服務費分別為24,887,000美元、31,571,000美元及28,077,000美元。所有附屬公司的稅項減免期各有不同，而部份飼料公司於過去數年一直錄得虧損。然而，所有附屬公司於二零一二年後之稅率均維持為25%。

資金流動性、財政資源及資本結構

經重組CPI集團透過營運資金、短期銀行貸款、長期銀行貸款及出售資產及投資之所得款項，以撥付其營運。

	於十二月三十一日			於六月三十日
(千美元)	二零零六年	二零零七年	二零零八年	二零零九年
總負債	594,166	683,708	693,286	716,922
包括總貸款	251,788	263,485	395,492	420,865
年利率	4.7%至9.1%	5.0%至11.2%	4.7%至11.2%	3.9%至10.5%
總權益	69,053	97,566	195,171	233,948
資本貸款比率	364.6%	270.0%	202.6%	179.9%
現金及現金等額	44,911	58,367	55,219	91,273

大部份銀行貸款以人民幣計算，其餘則以美元計算。大部份為一年或以內到期的短期貸款，其餘的長期貸款則於最多五年內到期。經重組CPI集團未有安排任何利率對沖活動。

於二零零九年六月三十日，經重組CPI集團持有現金及現金等額91,300,000美元。

匯率

經重組CPI集團主要於中國大陸營運，基本上所有經營交易，包括飼料銷售及原材料採購均以人民幣計算。截至二零零六、二零零七及二零零八年底止以及截至二零零九年六月三十日止六個月，經重組CPI集團未有安排任何匯率對沖活動。

經重組CPI集團資產抵押

於二零零六年十二月三十一日，總貸款額251,800,000美元，其中71,800,000美元貸款需提供資產抵押，佔總貸款額之28.5%。若干物業、廠房及設備與預付土地租賃費之賬面淨額為50,100,000美元，已用作短期及長期銀行貸款之抵押。

於二零零七年十二月三十一日，經重組CPI集團總貸款額約為263,500,000美元，其中需提供資產抵押的貸款增加至72,300,000美元，佔總貸款額之27.4%。二零零七年，經重組CPI集團的若干物業、廠房及設備與預付土地租賃費之賬面淨額為57,200,000美元，已用作貸款抵押。

於二零零八年十二月三十一日，經重組CPI集團總貸款額約為395,500,000美元，其中需提供資產抵押的貸款增加至102,900,000美元，佔總貸款額之26.0%。二零零八年，經重組CPI集團的若干物業、廠房及設備與預付土地租賃，以及現金存款之賬面淨額為71,400,000美元，已用作貸款抵押。

於二零零九年六月三十日，經重組CPI集團總貸款額為420,900,000美元，其中僅77,600,000美元貸款需提供資產抵押，佔總貸款額之18.4%。經重組CPI集團於中國大陸若干物業、廠房及設備與預付土地租賃費之賬面淨額為59,700,000美元，已用作短期及長期銀行貸款之抵押。

或然負債

於二零零六、二零零七及二零零八年十二月三十一日，以及於二零零九年六月三十日，經重組CPI集團提供擔保金額分別為51,600,000美元、53,400,000美元、45,700,000美元及55,500,000美元。

僱員及酬金政策

於二零零六年、二零零七年及二零零八年，經重組CPI集團分別共聘用約10,960名、11,200名及11,600名僱員(包括其共同控制企業及聯營公司之僱員)。於二零零九年六月三十日，經重組CPI集團之僱員總人數達11,960名。而二零零九年上半年，僱員總成本約為43,500,000美元。

經重組CPI集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並參照經重組CPI集團之盈利能力酌情授予花紅。其他僱員福利包括保險及醫療保障、資助培訓，以及內部技術培訓。於最後實際可行日期並無設立購股權計劃。

主要資產負債表項目

非流動資產

於二零零六年、二零零七年及二零零八年十二月三十一日以及二零零九年六月三十日，經重組CPI集團之非流動資產總額分別為493,682,000美元、532,845,000美元、673,978,000美元及656,601,000美元。

經重組CPI集團非流動資產之主要部份為「物業、廠房及設備」、「應收關連企業款項」及「聯營公司權益」。於各年度非流動資產有所增加主要乃由於應收關連企業款項結餘增加。於二零零九年六月三十日非流動資產總額減少主要因應收關連企業款項結餘減少。

存貨

於二零零六年、二零零七年及二零零八年十二月三十一日以及二零零九年六月三十日，經重組CPI集團之存貨值分別為108,016,000美元、161,514,000美元、119,267,000美元及173,106,000美元。二零零七年存貨較二零零六年增加53,500,000美元（或49.5%），主要由於原材料平均價格及數量增加。原材料平均價格於二零零八年有所下降。於二零零九年六月三十日有相對較高的存貨及原材料數量乃由於為應付下半年旺季需求而囤積所致。

應付賬項

於二零零六年、二零零七年及二零零八年十二月三十一日以及二零零九年六月三十日，經重組CPI集團之應付賬項、其他應付賬項及預提費用分別為104,460,000美元、161,744,000美元、103,838,000美元及148,747,000美元。應付賬項結餘之波幅主要與存貨波幅一致。

貸款

於二零零六年、二零零七年及二零零八年十二月三十一日以及二零零九年六月三十日，附利息銀行貸款總額分別為251,788,000美元、263,485,000美元、395,492,000美元及420,865,000美元。期內銀行貸款總額增加乃由於需要額外資金撥付飼料廠的營運資金，以及配合經重組CPI集團之擴展計劃。

主要現金流項目

源自經營業務之現金流入／(流出)淨額

(二零零六年：(42,235,000)美元；二零零七年：5,925,000美元；二零零八年：(159,644,000)美元；二零零九年上半年：(20,973,000)美元)

二零零六年經營業務錄得現金淨流出主要乃由於應收關連企業款項及存貨增加，其中部份被應付賬項、其他應付賬項及預提費用增加所抵銷。二零零七年經營業務錄得現金淨流入主要乃由於應付賬項、其他應付賬項及預提費用以及應付票據增加，其中部份被應收關連企業款項及存貨增加所抵銷。二零零八年經營業務錄得大量現金淨流出主要乃源自應收關連企業款項增加。二零零九年上半年，經重組CPI集團經營業務錄得現金淨流出主要乃由於存貨增加，其中部份被應付賬項、其他應付賬項及預提費用增加所抵銷。

投資業務之資金流入／(流出)淨額

(二零零六年：(14,996,000)美元；二零零七年：1,247,000美元；二零零八年：(24,818,000)美元；二零零九年上半年：11,766,000美元)

二零零六年及二零零八年財政年度投資業務錄得資金淨流出主要乃由於添置物業、廠房及設備，其中部份被共同控制企業及聯營公司權益及已收利息減少所抵銷。二零零七年投資業務錄得資金淨流入主要乃由於出售固定資產及土地使用權所得款項、聯營公司權益及已收利息等減少較添置物業、廠房及設備之影響較大所致。二零零九年上半年，經重組CPI集團投資業務錄得資金淨流入則主要由於抵押存款減少被添置物業、廠房及設備所抵銷。

源自融資業務之現金流入淨額

(二零零六年：51,647,000美元；二零零七年：15,065,000美元；二零零八年：180,088,000美元；二零零九年上半年：45,374,000美元)

於本期間內，經重組CPI集團取得新之銀行貸款令融資業務出現現金淨流入。

1. 責任聲明

本通函載有就遵守上市規則之規定而提供有關本公司資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯繫公司（定義見證券條例第XV部份）之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部（包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉）須知會本公司及聯交所之權益或淡倉，或本公司根據證券條例第352條須存置之登記冊所述或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及聯交所之權益或淡倉如下：

董事於本公司之購股權之權益

根據本公司於二零零二年十一月二十六日採納之購股權計劃，授出購股權予若干董事。於最後實際可行日期，董事根據該計劃有權認購卜蜂股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可發行之卜蜂股份數目	於行使購股權時須支付之每股卜蜂股份行使價 *(港元)*	股權概約百份比 *(%)*
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.44%
	二零零四年五月三日	12,800,000	0.3900	0.44%
	二零零五年五月十九日	12,000,000	0.3540	0.42%
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.44%
	二零零四年五月三日	12,800,000	0.3900	0.44%
	二零零五年五月十九日	12,000,000	0.3540	0.42%

董事名稱	授出日期	於最後實際可行日期行使購股權可發行之卜蜂股份數目	於行使購股權時須支付之每股卜蜂股份行使價	股權概約百份比
			(港元)	*(%)*
李紹祝先生	二零零三年二月二十六日	21,584,807	0.3900	0.75%
	二零零四年五月三日	20,000,000	0.3900	0.69%
	二零零五年五月十九日	21,000,000	0.3540	0.73%
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.73%
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.75%
	二零零四年五月三日	20,000,000	0.3900	0.69%
	二零零五年五月十九日	21,000,000	0.3540	0.73%

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何聯繫公司(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會本公司及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或本公司根據證券條例第352條須存置之登記冊所記錄之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所之任何權益或淡倉。

3. 根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士（本公司董事及主要行政人員除外）於本公司股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉；或直接或間接擁有在任何情況下於卜蜂集團任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

股東名稱	*附註*	權益資格／性質	所持卜蜂股份數目	已發行卜蜂股份之概約百分比 *(附註1)*
CPI Holding Co., Ltd.	(2)	實益擁有者	1,004,014,695	34.74%
C.P. Intertrade Co., Ltd.	(2)	控制公司權益	1,004,014,695	34.74%
Worth Access Trading Limited	(3)	實益擁有者	481,250,000	16.65%
OSIL	(4)	實益擁有者	16,534,562,212	572.18%
Charoen Pokphand Holding Company Limited	(3) & (4)	控制公司權益	17,015,812,212	588.84%
CPG	(3) & (4)	控制公司權益	17,015,812,212	588.84%

附註：

(1) 下列百分比乃以最後實際可行日期之已發行卜蜂股份總數為基準。

(2) 於最後實際可行日期，CPI Holding Co., Ltd.（「**CPI**」）實益擁有1,004,014,695股卜蜂股份。C.P. Intertrade Co., Ltd.亦憑藉擁有CPI之股權，故同樣擁有該等卜蜂股份之權益。

(3) 於最後實際可行日期，Worth Access Trading Limited實益擁有481,250,000股卜蜂股份。Charoen Pokphand Holding Company Limited（「**CPH**」）憑藉擁有Worth Access Trading Limited之股權，故同樣擁有該等股份之權益。同時，CPG亦憑藉擁有CPH之股權，故同樣擁有該等數目之卜蜂股份。

(4) 於該等卜蜂股份之權益代表於OSIL所持可換股優先股全部轉換時（假設公司間債務獲全部償還）所發行之代價股份及CPS換股股份，OSIL由CPH全資擁有，CPH為CPG全資附屬公司。因此，就證券條例而言，CPH及CPG被視作於上述由OSIL持有之卜蜂股份中擁有權益。

(5) 上述所有權益均為代表好倉。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士(非本公司之董事及主要行政人員)於本公司股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有在任何情況下於卜蜂集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

4. 競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何與卜蜂集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

5. 服務合約

於最後實際可行日期，董事或建議董事概無與本公司、卜蜂集團之任何其他成員公司、CPI及其附屬公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

6. 訴訟

於最後實際可行日期，卜蜂集團任何成員公司、CPI及其附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，卜蜂集團、CPI或其附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

7. 重大不利變動

董事確認，卜蜂集團財務或貿易狀況自二零零八年十二月三十一日(卜蜂集團最近期刊發的經審核綜合賬目的編製日期)以來並無任何重大不利變動。

8. 資產權益

除本通函及卜蜂集團、CPI及其附屬公司之年度財務報表所披露者外，自二零零八年十二月三十一日以來，董事或於以下第10段「專家資歷及同意書」所列專家概無於卜蜂集團任何成員公司、CPI及其附屬公司所收購或出售或租用，或擬收購或出售或租用之任何就本公司而言屬重要資產中擁有任何直接或間接權益。

董事概無就卜蜂集團、CPI及其附屬公司整體之業務而言屬重大之任何合約或安排(於最後實際可行日期仍屬有效)中擁有任何重大權益。

9. 重大合約

除下文所披露者外，卜蜂集團、CPI及其附屬公司概無於緊接最後實際可行日期前兩年訂立，其性質屬或可能屬重大合約(於日常業務中訂立之合約除外)：

卜蜂集團

(a) 由本公司(作為賣方)與CPI(作為買方)於二零零八年四月十八日簽訂有關以代價102,800,000美元出售(i)正大農牧、正大投資、統傑投資有限公司及C.T. Progressive (Investment) Ltd.之全部已發行股本；及(ii)本公司向正大農牧之墊款總額之出售協議；

(b) 由Ek Chor China Motorcycle Co. Ltd.(「**EKCM**」，為本公司全資附屬公司)於二零零八年十月三十日簽訂有關向卡特彼勒(中國)融資租賃有限公司(「**卡特融資**」)擔保ECI Metro Investment Co. Ltd.(「**ECI Metro**」，為卜蜂集團擁有50%股本權益之共同控制企業)及其附屬公司於二零零九年七月一日或之前欠付卜特融資之所有現有及將來負債最高上限為30,550,000美元之協議；

(c) 由EKCM與ECI Metro於二零零九年四月二十一日簽訂有關由EKCM借予或由其促使借予ECI Metro本金額最高達29,000,000美元(或同值人民幣)之貸款之貸款協議；

(d) 收購協議；

CPI及其附屬公司

(e) 於二零零八年四月一日由正大投資及中信銀行股份有限公司訂立有關向正大投資貸款人民幣94,500,000元之借貸協議。該借貸協議已於二零零八年五月二十二日屆滿；

(f) 於二零零八年四月十七日由正大投資及華夏銀行股份有限公司訂立有關向正大投資貸款人民幣45,000,000元之借貸協議。該借貸協議已於二零零九年四月二十五日屆滿；

(g) 於二零零八年五月五日由正大投資及廣東發展銀行股份有限公司訂立有關向正大投資貸款人民幣42,000,000元之借貸協議。該借貸協議已於二零零八年十月十五日屆滿；

(h) 於二零零八年五月七日由正大投資及中信銀行股份有限公司訂立有關向正大投資貸款人民幣92,000,000元之借貸協議。該借貸協議已於二零零八年十月十六日屆滿；

(i) 於二零零八年五月十三日由正大投資及興業銀行股份有限公司訂立有關向正大投資貸款人民幣40,000,000元之借貸協議。該借貸協議已於二零零八年十月十二日屆滿；

(j) 於二零零八年五月二十七日由正大投資及中信銀行股份有限公司訂立有關向正大投資貸款20,285,833.33美元之借貸協議。該借貸協議已於二零零九年五月二十七日屆滿；

(k) 於二零零八年五月三十日由正大投資及興業銀行股份有限公司訂立有關向正大投資貸款人民幣100,000,000元之借貸協議。該借貸協議已於二零零八年十月二十九日屆滿；

(l) 於二零零八年八月二十一日由CPI及兩家於泰國之銀行訂立有關向本公司貸款102,800,000美元之借貸協議。該借貸協議將於二零一二年四月三十日屆滿；

(m) 於二零零八年九月二十七日由正大投資及興業銀行股份有限公司訂立有關向正大投資貸款人民幣100,000,000元之借貸協議。該借貸協議已於二零零九年三月二十六日屆滿；

(n) 於二零零八年十月二十三日由正大投資及中信銀行股份有限公司訂立有關向正大投資貸款人民幣50,000,000元之借貸協議。該借貸協議已於二零零九年十月二十三日屆滿；

(o) 於二零零九年三月二十三日由正大投資及交通銀行股份有限公司訂立有關向正大投資貸款人民幣90,450,000元之借貸協議。該借貸協議已於二零零九年九月七日屆滿；

(p) 於二零零九年三月二十四日由重慶正大有限公司(一家CPI之間接附屬公司)及中信銀行股份有限公司訂立有關向重慶正大有限公司貸款人民幣40,000,000元之借貸協議。該借貸協議將於二零一零年三月二十三日屆滿；

(q) 於二零零九年三月二十七日由正大投資及興業銀行股份有限公司訂立有關向正大投資貸款人民幣100,000,000元之借貸協議。該借貸協議已於二零零九年六月二十六日屆滿；

(r) 於二零零九年四月二十二日由正大投資及中國銀行股份有限公司訂立有關向正大投資貸款人民幣79,000,000元之借貸協議。該借貸協議已於二零零九年十月二十二日屆滿；

(s) 於二零零九年六月二十六日由正大投資及興業銀行股份有限公司訂立有關向正大投資貸款人民幣100,000,000元之借貸協議。該借貸協議已於二零零九年九月二十五日屆滿；

(t) 於二零零九年七月二十三日由正大投資及中國銀行股份有限公司訂立有關向正大投資貸款人民幣79,000,000元之借貸協議。該借貸協議已於二零零九年十月十六日屆滿；

(u) 於二零零九年九月十五日由正大投資及興業銀行股份有限公司訂立有關向正大投資貸款人民幣100,000,000元之借貸協議。該借貸協議將於二零一零年三月十四日屆滿；

(v) 於二零零九年九月二十七日由正大投資及興業銀行股份有限公司訂立有關向正大投資貸款人民幣100,000,000元之借貸協議。該借貸協議將於二零一零年三月二十六日屆滿；

(w) 於二零零九年十一月四日由正大投資及中信銀行股份有限公司訂立有關向正大投資貸款人民幣50,000,000元之借貸協議。該借貸協議將於二零一零年十一月四日屆滿；

(x) 於二零零九年十一月二十六日由正大投資及中信銀行股份有限公司訂立有關向正大投資貸款5,041,793.75美元之借貸協議。該借貸協議將於二零一零年十一月二十六日屆滿；及

(y) 於二零零九年十二月三日由正大投資及中信銀行股份有限公司訂立有關向正大投資貸款5,039,433.33美元之借貸協議。該借貸協議將於二零一零年十二月三日屆滿。

10. 專家資歷及同意書

以下為提供載於本通函內之信函之專家(「**專家**」)資歷：

名稱	資歷	意見或建議之性質	意見日期
聯昌國際證券(香港)有限公司	根據證券條例可從事第1類(證券買賣)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動之持牌法團	致獨立董事委員會及獨立股東函件	二零零九年十二月三十一日
安永會計師事務所	執業會計師	經重組CPI集團會計師報告	二零零九年十二月三十一日

該等專家已就本通函之刊發及以其現有形式及內容載列其函件及引述其名稱發出同意書，且迄今並無撤回其同意書。

於最後實際可行日期，該等專家並無於本公司或本集團任何其他成員公司之股份中擁有任何權益，且並無擁有任何可認購或提名他人認購本公司或卜蜂集團任何其他成員公司之股份之權利或購股權(不論是否可依法強制執行)。

11. 雜項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda及主要營業地點為香港夏慤道16號遠東金融中心21樓。

(b) 本公司於香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖。

(c) 本公司之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會員。

(d) 本通函備有中英文本，如有任何偏差，惟應以英文本為準。

12. 備查文件

下列文件之副本於二零一零年一月二十五日或之前，可於正常辦公時間內於本公司於香港之主要營業地點，香港夏慤道16號遠東金融中心21樓供查閱：

(a) 本公司之組織章程大綱及細則；

(b) CPI之組織章程大綱及細則；

(c) 獨立董事委員會函件，其內容已載列於本通函第45至46頁；

(d) 聯昌國際證券(香港)有限公司函件，其內容已載列於本通函第47至78頁；

(e) 本附錄中「專家資歷及同意書」一段內聯昌國際證券(香港)有限公司及安永會計師事務所之書面同意書；

(f) 截至二零零八年十二月三十一日止三個年度各年之本公司年報(載有卜蜂集團綜合經審核賬目)；

(g) 經重組CPI集團之財務資料，全文載於本通函附錄二；

(h) 安永會計師事務所就新卜蜂集團未經審核備考財務報表所編製之意見，全文載於本通函附錄三；

(i) 收購協議；

(j) 卜蜂總供應協議；

(k) 卜蜂總購買協議；

(l) 業務分割總協議；

(m) 本公司自二零零八年十二月三十一日以來所刊發之關連交易通函；

(n) 上文「重大合約」一節所述之重大合約；及

(o) 本通函。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「**本公司**」)謹訂於二零一零年一月二十五日(星期一)上午九時正假座香港夏慤道16號遠東金融中心21樓舉行股東特別大會，藉以考慮並酌情批准下列決議案，其中第1、2及3項決議案所載之決議案將提呈為普通決議案(不論有否修訂)而第4及5項決議案所載之決議案將提呈為本公司特別決議案：

普通決議案

(1) 「**動議**，待本大會通告所載之第2及3項決議案通過(作為普通決議案)及第4及5項決議案通過(作為特別決議案)後：

(i) 謹此確認、批准及追認本公司與OSIL(定義見本公司日期為二零零九年十二月三十一日之通函(「**通函**」)，一份註有「B」字樣並由大會主席簡簽以資識別之通函副本已呈交大會)於二零零九年十二月十一日訂立之收購協議(「**收購協議**」)(一份註有「A」字樣並由大會主席簡簽以資識別之收購協議副本已呈交大會)以及根據收購協議擬進行之交易(包括過渡安排(定義見通函))及執行收購協議。根據收購協議，本公司已同意根據收購協議之條款及條件收購CPI權益(定義見通函)(「**收購事項**」)及發行代價股份(定義見通函)及可換股優先股(定義見通函)作為收購事項之代價；

(ii) 向OSIL(及／或其可能指派之該等其他人士)發行代價股份以支付5,382,000,000港元(倘未有悉數償還公司間債務(定義見通函)則可能須予減少)之總代價(定義見通函)，支付方式如下：

(a) 886,908,917港元將透過按每股卜蜂股份(定義見通函)0.3255港元之發行價配發及發行入賬列作繳足之2,724,758,578股新卜蜂股份支付；

(b) 2,155,091,083港元將透過按每股可換股優先股0.3255港元之發行價配發及發行6,620,863,542股入賬列作繳足之可換股優先股支付；及

(c) 2,340,000,000港元將按遞延基準（詳情於通函中列明）於釐定及／或清償公司間債務（定義見通函）時透過按每股新卜蜂股份或可換股優先股（視情況而定）之發行價0.3255港元配發及發行最多合共7,188,940,092股代價股份支付，

上述事項謹此予以確認、批准及追認；及

(iii) 謹此授權本公司任何一名董事代表本公司就其認為根據本決議案擬進行之任何其他事宜所產生、附帶及相關者而簽立所有該等其他文件（無論是否加蓋公司印鑑，倘須加蓋本公司之公司印鑑，則須由本公司公司秘書或本公司另一名董事加簽）、文據及協議，以及採取及辦理一切有關行動及事項。」

(2) 「**動議**，待本大會通告所載之第1及3項決議案通過（作為普通決議案）及第4及5項決議案通過（作為特別決議案）後，謹此批准授出特定授權以配發及發行代價股份（定義見本公司日期為二零零九年十二月三十一日之通函（「**通函**」））、可換股優先股（定義見通函）及CPS換股股份（定義見通函）。」

(3) 「**動議**，待本大會通告所載之第1及2項決議案通過（作為普通決議案）及第4及5項決議案通過（作為特別決議案）後：

(i) 謹此確認、批准及追認本公司與OSIL（定義見通函）訂立之卜蜂總供應協議（定義見本公司日期為二零零九年十二月三十一日之通函（「**通函**」），及一份註有「C」字樣並由大會主席簡簽以資識別之卜蜂總供應協議副本已呈交大會）以及據此擬進行之交易。卜蜂總供應協議乃關於新卜蜂集團（定義見通函）根據卜蜂總供應協議之條款及條件向OSIL集團（定義見通函）供應由新卜蜂集團生產或採購之多種飼料相關產品（如動物飼料、金霉素、獸藥及飼料原材料）；

(ii) 謹此批准卜蜂總供應協議項下交易於卜蜂總供應協議生效日期至二零一零年十二月三十一日止期間以及截至二零一一年及二零一二年十二月三十一日止年度之相關建議年度上限(詳情於通函中列明);

(iii) 謹此確認、批准及追認本公司與OSIL訂立之卜蜂總購買協議(定義見通函,及一份註有「D」字樣並由大會主席簡簽以資識別之卜蜂總購買協議副本已呈交大會)以及據此擬進行之交易。卜蜂總購買協議乃關於根據卜蜂總購買協議之條款及條件向OSIL集團購買賴氨酸及食用油;

(iv) 謹此批准卜蜂總購買協議項下交易於卜蜂總購買協議生效日期至二零一零年十二月三十一日止期間以及截至二零一一年及二零一二年十二月三十一日止年度之相關建議年度上限(詳情於通函中列明);

(v) 謹此確認、批准及追認本公司與OSIL訂立之業務分割總協議(定義見通函,及一份註有「E」字樣並由大會主席簡簽以資識別之業務分割總協議副本已呈交大會)以及據此擬進行之交易。業務分割總協議乃關於根據業務分割總協議之條款及條件向OSIL集團出租OSIL集團非飼料生產業務所需要之若干固定資產,或向OSIL集團授出該等資產之使用權;

(vi) 謹此批准業務分割總協議項下交易於業務分割總協議生效日期至二零一零年十二月三十一日止期間以及截至二零一一年及二零一二年十二月三十一日止年度之相關建議年度上限;及

(vii) 謹此授權本公司任何一名董事代表本公司就其認為根據本決議案擬進行之任何其他事宜所產生、附帶及相關者而簽立所有該等其他文件(無論是否加蓋公司印鑑,倘須加蓋本公司之公司印鑑,則須由本公司公司秘書或本公司另一名董事加簽)、文據及協議,以及採取及辦理一切有關行動及事項。」

特別決議案

(4) 「**動議**：

(i) 透過額外增設15,000,000,000股每股面值0.01美元之普通股及20,000,000,000股每股面值0.01美元限制投票權之新可換股優先股，將本公司之法定股本由150,000,000美元（分為15,000,000,000股每股面值0.01美元之普通股）增至500,000,000美元（分為30,000,000,000股每股面值0.01美元之普通股及20,000,000,000股每股面值0.01美元限制投票權之可換股優先股）；及

(ii) 謹此授權本公司任何一名董事代表本公司就其認為根據本決議案擬進行之任何其他事宜所產生、附帶及相關者而簽立所有該等其他文件（無論是否加蓋公司印鑑，倘須加蓋本公司之公司印鑑，則須由本公司公司秘書或本公司另一名董事加簽）、文據及協議，以及採取及辦理一切有關行動及事項。」

(5) 「**動議**，以下列方式修訂本公司之公司細則：

(i) 通過加入以下之新細則第3(A)條（現行之細則第3(A)及3(B)條將分別重新編號為第3(B)及3(C)條）：

「本公司之股本分為30,000,000,000股每股面值0.01美元之普通股及20,000,000,000股每股面值0.01美元之限制投票權可換股優先股（「**可換股優先股**」）。可換股優先股須賦予其持有人有關權利及特權，並須受細則第5條所載有關限制所規限」；及

(ii) 緊隨細則中重新編號為第4(B)條的細則後，按下文所列加入(a)一個新的標題－「可換股優先股」及(b)一條新的細則第5條（目前列於「股份權利」下的現行細則第4及5條將分別重新編號為第4(A)及4(B)條）：

可換股優先股

5. (A) 釋義

除非出現相反的意思，否則：

「其他證券交易所」	指倘普通股當時並未於聯交所上市，則為普通股上市之聯交所以外之任何證券交易所；
「營業日」	指百慕達及香港持牌銀行通常開門營業之日子(不包括星期六、星期日或在香港懸掛8號颱風訊號或「黑色」暴雨警告訊號之日子)；
「中央結算系統」	指香港結算設立及管理之中央結算及交收系統；
「中央結算系統結算參與者」	指獲准以直接結算參與者或全面結算參與者身份參與中央結算系統之人士；
「中央結算系統託管商參與者」	指獲准以託管商參與者身份參與中央結算系統之人士；
「中央結算系統投資者戶口持有人」	指獲准以投資者戶口持有人身份參與中央結算系統之人士，可以為個人或聯名人士或公司；
「中央結算系統參與者」	指中央結算系統結算參與者、中央結算系統託管商參與者或中央結算系統投資者戶口持有人；
「換股日期」	指緊隨根據細則第5(F)條提交有關可換股優先股之股票及交付有效換股通知後之營業日；
「換股事項」	指可換股優先股股東根據細則第5(F)(i)條轉換可換股優先股；

「換股通知」	指可換股優先股股東不時發出之通知，其內容為該可換股優先股股東擬就其所持有之一股或以上之可換股優先股行使換股權；
「換股價」	指於任何換股日期之發行價，按細則第5(G)條不時調整；
「換股比率」	指根據細則第5(F)(iii)條釐訂之可換股優先股轉換為普通股之換股率；
「換股權」	指在細則第5(F)條之規限下，可換股優先股股東可將任何可換股優先股轉換為普通股之權利；
「可換股優先股股東」	指不時之可換股優先股之登記持有人；
「可換股優先股」	指本公司股本中每股面值0.01美元之非上市限制投票權可換股優先股，其權利載於本細則第5條；
「換股股東」	指正將或已將其全部或部份可換股優先股轉換為普通股之可換股優先股股東；
「CPS登記冊」	指細則第5(I)(i)條賦予此詞之涵義；
「聯交所」	指香港聯合交易所有限公司；
「香港結算」	指香港中央結算有限公司，為香港交易及結算所有限公司之全資附屬公司；
「獨立財務顧問」	指由本公司合理選定之具國際聲譽之獨立投資銀行，以專家身份行事；

「發行日期」	指配發及發行可換股優先股之日期；
「發行價」	指每股可換股優先股0.3255港元；
「普通股」	指本公司股本中每股面值0.01美元之普通股，或倘本公司普通股股本已進行拆細、合併、重新分類或重組，則指拆細、合併、重新分類或重組後構成之該等其他面值而組成本公司普通權益股本之普通股；
「公眾持股量規定」	指根據上市規則適用於本公司之規定，即就上市規則而言，在聯交所上市並由公眾所持有之普通股不低於某一特定百分比；
「記錄日期」	指有關類別證券認購人或承讓人須辦理登記以參與有關分派或權利之日期及時間；及
「交易日」	指聯交所(或其他證券交易所，視乎情況而定)經營證券買賣業務之任何日子。

可換股優先股賦予可換股優先股股東以下權利及特權，並須受到以下限制及規定所限。

(B) 股息

每股可換股優先股均賦予其持有人權利，自本公司可供分派及議決派發之資金中收取與普通股持有人同等之股息，基準為根據細則第5(F)條按每股可換股優先股可兌換所得之普通股數目及按已兌換基準計算。

(C) 資產分派

於本公司清算、清盤或解散下分派資產時(但非轉換可換股優先股或任何本公司購回可換股優先股或普通股之情況),可供分派予本公司股東之本公司資產及資金應按下列優先次序動用,惟須遵守適用法律:

(i) 首先,經參考可換股優先股股東各自所持有之可換股優先股之總面值後支付予可換股優先股股東,彼等之間享有同等地位,而金額則相當於彼等各自所持有之所有可換股優先股之發行價總額;及

(ii) 其次,該等資產之餘下部份應按各自享有同等地位之原則,分派予本公司股本中任何類別股份(可換股優先股及無權分享該等資產之任何股份除外)之持有人,並參考彼等分別持有之股份的總繳足面值;及

(iii) 該等資產之餘下部份應屬於及按同等地位之基準分派予任何類別股份(包括可換股優先股,但無權分享該等資產之任何其他股份除外)之持有人,並參考彼等各自持有之股份面值總額。

(D) 可換股優先股之地位

本公司不得(除非獲可換股優先股股東授予修訂可換股優先股所附特別權利所需之批准或細則另有訂明外)設立或發行任何在分享本公司溢利或於清盤或其他情況分享本公司資產方面較可換股優先股享有更高級地位或優先權之股份。

(E) 投票

(i) 可換股優先股不會賦予可換股優先股股東出席本公司股東大會及於會上投票之權利,除非在股東大會上將會提呈決議案把本公司清盤,或倘將予提呈之決議案獲通過則會(須首先就此取得所需同意)修訂或撤銷可換股優先股股東之權利或特權或修訂可換股優先股股東須受之規限之限制,在此情況,可換股優先股將賦予可換股優先股股東出席股東大會及於會上投票之權利,但除了選

舉主席、動議休會及有關清盤之決議案、或一旦獲通過則會（須首先就此取得所需同意）修訂或撤銷可換股優先股股東之權利或特權或修訂可換股優先股須受之規限之限制之決議案外，該等可換股優先股股東不可就有關股東大會上處理之任何事項投票。

(ii) 當可換股優先股股東有權於有關股東大會或類別股東大會上就任何決議案投票，倘以舉手方式表決，每位親身或由受委代表或（若為公司）由公司代表出席之可換股優先股股東將有一票；倘以投票方式表決，每位親身或由受委代表或（若為公司）由公司代表出席之可換股優先股股東將有權就所持有之每股可換股優先股（假設該可換股優先股之換股日期為有關股東大會或類別股東大會舉行日期兩日前當日）可轉換為一股之普通股投一票。

(F) 轉換

(i) 可換股優先股可依據可換股優先股股東之選擇於發行日期後隨時轉換為繳足股款普通股，有關數目則依照當時有效之換股比率決定，而且毋須支付任何額外代價，惟倘行使有關換股權後本公司將違反公眾持股量規定，則不得行使換股權。

(ii) 換股股東於換股事件發生後因轉換而有權獲取之普通股數目，應為當時生效之換股比率乘以獲轉換之可換股優先股數目後得出之數目。

(iii) 每股可換股優先股之換股比率應以每股可換股優先股之發行價除以換股當時有效之換股價計算釐訂，惟換股價應不少於該可換股優先股可予換取之普通股當時有效之面值。

(iv) (aa) 任何有意根據細則第5(F)(i)條轉換彼持有之一股或以上可換股優先股之可換股優先股股東，須將一份換股通知送交本公司之香港主要營業地點。倘若換股通知以掛號信（或倘從香港以外地區，則以預付郵資的航空郵件）方式寄出，應被視為已於寄出後第五(5)個營業日妥為送達。

(bb) 有關可換股優先股股東應在彼根據上文之細則第5(F)(iv)(aa)條發出之換股通知時，把作為所轉換可換股優先股憑證之股票，或（倘股票已遺失或損毀）本公司可合理要求之擁有權憑證，連同換股通知，送交本公司之香港主要營業地點。

(cc) 待可換股優先股持有人把換股通知及作為所轉換可換股優先股憑證之股票送交本公司後，本公司應即時及無論如何不遲於收取有關換股通知及股票日期後之五(5)個營業日：

(1) 向該位可換股優先股股東簽發及寄發代表可換股優先股所轉換之普通股數目之股票，其上印有交回本公司及作為可換股優先股憑證之股票所示之相同姓名／名稱；或

(2) （倘換股股東於換股通知中有所指示）以香港中央結算（代理人）有限公司之名義簽發，促使可換股優先股轉換而得之該等數目普通股按換股通知之指示存入中央結算系統並記入有關中央結算系統投資者戶口持有人股票賬戶或指定中央結算系統參與者股票賬戶，

在各個情況均連同代替任何零碎普通股之現金（依據細則第5(F)(vi)條）。

(v) 本公司須確保其法定股本於所有時間均有充足數量之未發行普通股可予發行，以應付可換股優先股之換股權。

(vi) 有關可換股優先股之換股股東不會因換股而獲配發任何彼應得之零碎普通股，惟該等碎股將於可行情況彙集並出售，其後出售所得之款項淨額將按比例分派予該等可換股優先股股東，除非有關任何持有可換股優先股之分派金額會低於100港元（或董事選擇之另一貨幣按當時匯率折算之等同金額），在此情況有關金額不會分派，惟撥歸本公司所有。除非經本公司與一名換股股東協定，若有多於一股可換股優先股根據任何換股通知換股，於換股後將予發行之普通股數目，將根據有關可換股優先股之總發行價計

算。就實行本分段之條文而言，本公司可委任一名人士代表有權享有任何有關碎股之人士簽立轉讓書、放棄書或其他文件，而且一般而言可作出其認為必要或適當之所有安排，以解除及出售應得零碎股權。

(vii) 不論會否與本文所載之條文有所抵觸，倘於可換股優先股股東行使與該可換股優先股股東所持有之任何可換股優先股相關之換股權後發行普通股，可能會導致本公司未能於有關換股後符合公眾持股量規定，則根據該項換股將予發行之普通股數目，須限制在本公司合理認為不會導致違反公眾持股量規定之本公司最高可發行股份數目之範圍內，而可換股優先股股東尋求轉換可換股優先股所附換股權之餘額將暫停行使，直至本公司能夠發行新普通股，以應付上述換股權餘額之行使並同時符合公眾持股量規定。

(viii) 倘若上文細則第5(F)(vii)條將會影響任何可換股優先股股東行使換股權，則本公司將於合理範圍內盡力促使公眾持有足夠數量之普通股，從而令所有被暫停換股之可換股優先股可在本公司不違反公眾持股量規定之切實可行情況盡快獲得換股。

(G) 換股價調整

(i) 換股價須不時根據下列有關條文予以調整，致使倘引致任何有關調整之情況將可歸屬於以下細則第5(G)(i)(aa)至(ff)條(首尾兩條包括在內)多於一條內所述須作出調整之情況，則該情況將歸屬於首項適用條文(而非其餘條文)中所述須作出調整之情況：

(aa) 倘及當普通股因任何合併或分拆或重新分類而導致出現不同面值，則緊接該事件前生效之換股價須予調整，方式為以換股價乘以修訂後之面值，再將乘積除以先前之面值。上述各項調整須於緊接合併或分拆或重新分類之生效日期前在香港之辦公時間結束時開始生效；

(bb) 倘及當本公司須：

(1) 透過將溢利或儲備資本化之方式發行入賬列作繳足股款之任何普通股(不包括用作代替現金股息)或透過動用股份溢價賬之方式發行任何入賬列作繳足股款之紅利股份；或

(2) 自可供分派溢利或儲備撥出款項以發行普通股，作為代替全部或部份現金股息(即有關普通股持有人將會或可能原應收取之股息(但僅以該等普通股之市值超逾普通股持有人可能選擇或原應以現金收取之股息款額之110%為限，而有關股息將不會構成資本分派(定義見細則第5(G)(ii)條)(就此而言，普通股之「**市值**」應指於緊接普通股持有人可能選擇以現金收取或(視情況而定)不收取有關股息之最後一日前之最後交易日為止之五(5)個交易日，一股普通股在聯交所每日報價表(或其他證券交易所之對等報價表，視情況而定)上載列之平均收市價)，

則於緊接該發行事項前生效之換股價須予調整，方式為以換股價乘以緊接該發行事項之前已發行之普通股總面值，再將乘積除以該總面值及就該資本化發行之普通股總面值之總和。上述各項調整須自該發行事項之記錄日期翌日開始生效(如合適可作追溯調整)；

(cc) 倘及當本公司向普通股持有人(就其有關身份而言)作出任何資本分派(不論以削減股本或其他方式)或向該等持有人授出權利,以收購本公司或其任何附屬公司之現金資產,則於緊接上述分派或批授前生效之換股價須予調整,方式為將換股價乘以下列分數:

$$\frac{A - B}{A}$$

其中:

A = 指緊接資本分派或(視情況而定)公開宣佈批授之日期前或(如無作出任何該公佈)緊接資本分派或(視情況而定)批授之日期前,一股普通股在聯交所每日報價表(或其他證券交易所之對等報價表)上載列之收市價;及

B = 指按獨立財務顧問真誠釐定,於作出該公佈之日或(如無作出任何該公佈)作出資本分派或批授(視情況而定)之日一股普通股應佔之資本分派或該權利之部份之公平市值,

惟:

(1) 倘有關獨立財務顧問認為,使用前述公平市值計算之結果產生極不公平之情況,則有關獨立財務顧問可改為釐定(於此情況,上述方程式須如B項所指而詮釋)一股普通股於聯交所每日報價表(或其他證券交易所之對等報價表)載列之收市價金額,而該金額是應適當計入資本分派或權利之價值內;及

(2) 本細則第5(G)(i)(cc)條不適用於自溢利或儲備撥出款項以發行普通股及以代替現金股息而發行之普通股。上述每項調整應自資本分派或批授之記錄日期翌日開始起有效(如適用可作出追溯調整);

(dd) 倘及當本公司以供股方式向所有普通股持有人提呈新普通股以供認購，或向所有普通股持有人批授任何購股權或認股權證以認購新普通股，而每股新普通股之價格少於公佈有關提呈或批授之條款（無論該提呈或批授是否須待普通股持有人或其他人士批准）日期之市價之90%，則緊接公佈該提呈或批授日期前生效之換股價須予調整，方式為以換股價乘以下列分數：

$$\frac{G + H}{G + I}$$

其中：

G = 指緊接該公佈日期前之已發行普通股數目；

H = 指按該市價所購買下列兩項金額總和之普通股數目：

(1) 就獲提呈或批授之供股、購股權或認股權證應付之總額（如有）；及

(2) 就獲提呈以供認購或組成所批授之供股、購股權或認股權證之所有新普通股應付之總額；及

I = 指獲提呈以供認購或組成所批授之供股、購股權或認股權證之普通股總數。

該項調整將自有關提呈或批授之記錄日期翌日開始起有效（如適用可作出追溯調整）；

(ee) (1) 倘及當本公司或其任何附屬公司發行任何證券以全數換取現金，而該等證券按其條款可轉換或互換為新普通股或附有權利可認購新普通股，而就該等證券初步可應收之每股新普通股實際代價總額少於公佈該等證券之發行條款（不論該項發行是否須待普通股持有人

或其他人士批准）當日之換股價，則緊接公佈前生效之換股價須調整至等同就該等證券初步應收之每股新普通股實際代價總額之價格。

該項調整應自緊接公佈發行事項當日或有關證券之發行人就該等證券釐定轉換或互換比率或認購價當日（以較早者為準）之營業日之辦公時間結束時起生效（如適用可作出追溯調整）。

(2) 倘及當任何該等證券所附之轉換或互換或認購權（如細則第5(G)(i)(ee)(1)條所述）予以修訂，以致就該等證券初步應收之每股新普通股實際代價總額少於公佈建議修訂該等轉換或互換或認購權利當日市價生效之換股價，則緊接公佈前生效之換股價須調整至等同按經修訂轉換或互換比率或認購價發行之該等證券應收之實際代價總額之價格。

該調整須於該修訂事項生效當日起生效。倘調整乃就供股或資本化發行及一般會引發對轉換、互換或認購條款作出調整之其他事項，則轉換或互換或認購權利不應視為就前述目的而作出修訂。

(3) 就本細則第5(G)(i)(ee)(3)條而言：

(aaa) 已發行證券之應收「**實際代價總額**」應被視作發行人就發行該等證券應收之代價總額，再加上發行人及／或本公司（如非發行人）於（及假設）該等證券獲悉數轉換或互換或全數行使所附之認購權所獲額外最低代價（如有）；及

(bbb) 該等證券之初步應收「**每股新普通股實際代價總額**」應為該代價總額除以於（及假設）該等證券按初步轉換或互換比率全數轉換或互換，或按初步認購價全數行使所附之認購權利而將予發行之新

普通股最大數目，而就各情況而言，不會就發行該等證券而扣除任何佣金、折扣或已支付、經批准或已產生之費用；

(ff) 倘及當本公司提出建議或邀請普通股持有人向本公司入標出售任何普通股或倘若本公司須購回任何普通股或可轉換為普通股之任何證券或可收購普通股之任何權利（不包括在聯交所或其他證券交易所（視情況而定）作出之任何購回行動），而董事會認為對當時生效之換股價作出調整乃合適之舉措，則董事會屆時應委任獨立財務顧問，以考慮導致該等購回行動所引致後果之任何理由，並應對緊接購買前生效之換股價作出公平及適當之調整，以反映受到本公司有關購回行動所影響人士之相對權益，而倘若獨立財務顧問認為對換股價作調整乃合適之舉措，則對換股價作出之調整應以獨立財務顧問以其意見認可為合適之方式進行。該項調整應於本公司作出該等購回行動當日後之營業日在香港之辦公時間完結時生效（如適用可作出追溯調整）。

(ii) 就細則第5(G)(i)條而言：

「**公佈**」應包括刊登報章公佈或以電話、電傳、傳真送達或傳遞，或以其他方式向聯交所（或其他證券交易所（視情況而定））公佈，「**公佈日期**」應指首次發表、送達或傳遞公佈當日，而「**公告**」應按此詮釋；

「**資本分派**」（在不違反該詞組之概括性而言）包括以現金或實物分派，而在任何財政期間之賬目扣除或撥備之任何股息或分派，則應（不論何時支付及如何提述）被視作一項資本分派，惟在下列情況，任何該項股息則不應自動被視為資本分派：

(aa) 於截至十二月三十一日止之所有財政期間後，按本公司及其附屬公司於各有關財政期間之經審核綜合損益賬所示之普通股持有人應佔純利（扣除虧損）中撥出以支付有關分派；或

(bb) 倘上文(i)所述情況並不適用，則有關股息率連同於有關財政期間之賬目所扣除或撥備之有關股本類別之所有其他股息，不得超逾緊接前一段財政期間之賬目所扣除或撥備之該類別股本之股息率之總額。在計算有關股息率時，該等調整須為獨立財務顧問認為在有關情況為合適者，且若有關期間之日數長短差異極大時亦應予以調整；

「**發行**」應包含配發；

「**市價**」指截至緊接有待確定該價格當日前或自當日起之最後交易日之五(5)個交易日，一股普通股於聯交所每日報價表(或其他證券交易所之對等報價表)載列之平均收市價，**惟**倘在上述五(5)個交易日內任何時間，股份以除股息基準報價，且在有關期間之其他時間內，普通股以附股息基準報價，則：

(aa) 如將予發行之普通股無權享有有關股息，則普通股按連股息基準報價之日期之報價須(就本釋義而言)被視為其金額減相等於該每股普通股股息之金額；及

(bb) 如將予發行之普通股有權享有有關股息，則普通股按除股息基準報價之日期之報價須(就本釋義而言)被視為其金額加相等於該每股普通股股息；

(iii) 如換股價作出調整，並由據此將可換股優先股轉換為普遍股之可換股優先股股東之姓名／名稱或彼等可能指定之其他人士的姓名／名稱記入本公司普通股持有人名冊之日期當天或以前之日期起生效(不論是否有追溯效力)，而有關可換股優先股股東之權益乃根據未經調整之換股價釐定，則本公司須促使倘若有關調整於換股日期已經生效之情況須於轉換有關優先股時發行之有關數目普通股，須向有關可換股優先股股東或彼等可能指定之其他人士配發及發行。

(iv) 細則第5(G)(i)條不適用於以下各項：

(aa) 於發行日期已存在之可轉換為普通股之證券所附之任何換股權利獲行使時發行繳足股款普通股；

(bb) 根據本公司所採納之僱員購股權計劃向本公司或其任何附屬公司之董事或僱員發行普通股或本公司或任何附屬公司全部或部分可轉換為有權利可認購普通股之其他證券；及

(cc) 本公司發行普通股或本公司或其附屬公司發行全部或部分可轉換為或附有權利可認購普通股之證券，在任何該等情況，作為收購任何其他證券、資產或業務之代價或部分代價。

(v) 即使有細則第5(G)(i)條之條文，在董事認為上述條文所規定之換股價調整不應作出，或應按不同基準計算，或即使上述條文並無規定作出調整但應作出換股價調整，或調整應在有別於條文規定之日期或時間生效之情況，本公司可委任獨立財務顧問，以考慮基於任何原因，所作出之調整(或沒有調整)是否會或可能不能公允及合適地反映受此影響者之相對權益，而如獨立財務顧問認為屬實，則須修改調整或令修改成為無效，或作出調整而非沒有調整，有關方式包括(但不限於)按不同基準計算調整及／或調整須由獨立財務顧問按其意見認可為合適之有關其他日期或時間起生效。

(vi) 換股價之任何調整須準確至仙，使不足半仙之任何金額須下調為整數，而半仙或以上之金額則須上調為整數，而在任何情況，任何調整(普通股合併為面值較高之股份或於購回普通股時除外)均不得涉及增加換股價。

(vii) 在換股價根據前述條文減少之金額乃少於一仙之任何情況，不得對換股價作出任何調整。

(viii) 倘若本公司之任何行動或交易(在考慮到細則第5(G)條之條文後)會導致換股價減至低於普通股面值,則不得根據細則第5(G)條之任何有關條文調整換股價。

(ix) 每當調整換股價時,本公司須通知可換股優先股股東換股價已經調整(其中列載引致調整之事項、於有關調整生效前之換股價、經調整換股價及其生效日期)。

(H) 贖回

可換股優先股將不得由本公司或其持有人贖回。

(I) 登記

(i) 本公司須按適用法律之規定就確定已發行之可換股優先股及可換股優先股股東存置及保留一份完全及完整的登記冊(「**CPS登記冊**」),登記冊須載有轉讓、購買、轉換及/或註銷可換股優先股之詳情,以及就取代任何遭損壞、塗污、遺失、被竊或損毀之可換股優先股股票而發行之任何替代股票之詳情,以及有關不時持有可換股優先股之所有可換股優先股股東之足夠身份資料。

(ii) 本公司將盡早及無論如何不遲於換股日期後五(5)個營業日在CPS登記冊登記或促使其代理登記換股通知內指定之有關人士為有關數目普通股之持有人,並將有關股票連同換股時須予交付之任何財產以及為實行有關轉讓法例規定之該等轉讓及其他文件(如有),郵寄(郵誤風險由獲寄發該股票或該等股票之人士承擔;若該人士要求以平郵以外之方式寄發,彼須承擔有關費用)至該股票或該等股票之人士在換股通知註明之地址。

(iii) 所轉換之可換股優先股將會註銷,方法為於有關登記日期(定義見下文細則第5(I)(v)條)在CPS登記冊刪除持有人之姓名/名稱。

(iv) 倘若任何可換股優先股之有關登記日期為根據本細則所述任何條文換股價調整具追溯效力之日期或以後，而有關登記日期為相關調整尚未反映在當時之換股價之日期，本公司將促使上述細則第5(I)(ii)條之條文在作出必要修訂後應用於該等普通股，其數目等同倘若有關具追溯力之調整已於上述登記日期生效則轉換該等可換股優先股時應予發行之普通股數目，較根據有關換股先前已發行(或本公司先前有責任發行)普通股之數目多出之數。在此情況，就該等數目之普通股而言，換股日期應視作指向該具追溯力之調整生效之日(不論其事實上已否具追溯力)。

(v) 就此在換股通知內指定之人士或該等人士，將自彼或彼等在CPS登記冊上獲登記為持有人之日(「**登記日期**」)起，成為換股時可予發行之普通股數目記錄之持有人。除本細則第5(I)條所載列者外，持有可換股優先股換股時發行之普通股之人士，並不享記錄日期在有關登記日期前之普通股之權利。

(J) 承諾

在任何可換股優先股仍可轉換為普通股之情況：

(i) 本公司將於合理情況盡一切努力(1)維持所有已發行普通股於聯交所之上市地位；及(2)為轉換可換股優先股時所發行之任何普通股取得及維持其於聯交所(或其他證券交易所(視情況而定))之上市地位；

(ii) 本公司向持有普通股之本公司股東寄發通函、通告或其他文件時，亦會向每名可換股優先股股東寄發上述各份寄發予該等其他股東之文件之副本以供彼等參考；

(iii) 本公司將促使有足夠法定但未發行股本以應付可能發出之任何換股通知之要求，以及當時已發行可轉換為或附有權力可認購本公司股份之任何其他證券之條款；

(iv) 在未以細則所訂明之方式取得可換股優先股(作為一類別)股東之同意前,或除非根據細則獲批准,本公司不可修訂、修改、更改或撤銷可換股優先股(作為一類別)所附之權利;及

(v) 本公司將須就任何可換股優先股換股時所發行之普通股支付所有須於香港支付之費用、資本及印花稅(如有)。

(K) 稅項

(i) 有關發行價之所有款項將不得預扣或扣減或計及由香港或香港以內或當中任何機關或其代表所施加或徵收之任何現有或未來稅項、關稅、評稅或任何性質之政府費用,惟除非法例規定須預扣或扣減該等稅項、關稅、評稅或政府費用則作別論。在該情況,在本公司具備充裕可供分派溢利之前提下,本公司須支付之額外金額,必須使可換股優先股股東於作出有關預扣或扣減後所收取之淨金額相等於如無預扣或扣減而就可換股優股原應收取之發行價及面值各別之金額,惟於以下情況,毋須向任何可換股優先股股東支付額外金額:

(aa) 基於彼與香港有關聯(由於彼作為可換股優先股股東除外)之原因而須就該等可換股優先股繳納稅項、關稅、評稅或政府費用之可換股優先股股東;或

(bb) 於香港收取有關款項且能夠藉著符合任何法定規定或向香港稅務機關作出非居住宣誓或其他類似豁免索償聲明而避免預扣或扣減惟並無作出此舉之可換股優先股股東。

(ii) 倘本公司並無充足之可供分派溢利以允許本公司支付所有或任何上述額外款項,則就任何目的而言,任何不足數額均被視作後付股息。

(L) 付款

(i) 根據可換股優先股之條款及條件就可換股優先股支付之所有款項，應於到期日期支付到有關可換股優先股股東不時以最少七(7)日事先通知書可能知會本公司之銀行戶口。本公司根據本細則第5條之條款及條件就可換股優先股作出之一切付款將以即時可供動用之資金以港元支付。

(ii) 倘支付可換股優先股之任何款項之到期日期並非為營業日，則可換股優先股股東將有權於下一個營業日以相同方式收取款項連同就任何延誤應計之利息。

(iii) 由兩名或以上人士聯名持有之可換股優先股之一切付款或分派，將支付或付款予CPS登記冊上名列首位之人士，根據本分段作出任何付款或分派將解除本公司在此方面之責任。

(M) 轉讓

在無限制前提下，可換股優先股或會由其持有人全部或部份讓與或轉讓，而本公司應促成任何有關讓與或轉讓可換股優先股，包括就上述批准(如需要)而向聯交所或任何其他監管機構提出所須申請。

(N) 上市

概不會就可換股優先股於聯交所或任何其他證券交易所上市提出申請。

(O) 歧義

若細則第5條(即本條)之任何條文與細則之任何其他條文有任何歧義，則就歧義的地方而言概以細則第5條(即本條)作準，惟倘有關歧義將導致違反百慕達法律(包括百慕達一九八一年公司法(經修訂))或任何其他適用法律，則作別論。」

承董事會命
公司秘書
陳佩珊

香港，二零零九年十二月三十一日

附註：

1. 大會適用之代表委任表格將連同本通告寄發予本公司股東。

2. 委任代表之文件須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司股東。

4. 本代表委任表格連同經簽署准授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓），方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票（不論親自或委派代表），猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票（不論親自或委派代表）。

7. 所有於大會上表決之決議案將以投票形式進行。